Form 20-F
period 2002-06-30
IGN INTERNET GLOBAL NETWORK INC
filed 2003-01-21
CIK 1036140

UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                            ----------------------

                                   FORM 20-F

(Mark One)

         REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934.
OR
      X ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED JUNE 30, 2002.
OR
         TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(b) OF THE SECURITIES
         EXCHANGE ACT OF 1934 FOR THE TRANSITION PERIOD FROM      TO       .
                                                            ------  -------

                        Commission file number: 0-29208
                                                -------

                        IGN INTERNET GLOBAL NETWORK INC.
-------------------------------------------------------------------------------
            (Exact name of registrant as specified in its charter)

                         Province of British Columbia
-------------------------------------------------------------------------------
              (Jurisdiction of incorporation or organization)

Suite 1304, 925 West Georgia Street, Vancouver, British Columbia,Canada,V6C 3L2
-------------------------------------------------------------------------------
                  (Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each Class                  Name of each exchange on which registered
----------------------------------   ------------------------------------------

Securities registered or to be registered pursuant to Section 12(g) of the Act:

                        Common shares without par value
-------------------------------------------------------------------------------
                               (Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

                                     None
-------------------------------------------------------------------------------
                               (Title of Class)

Number of outstanding shares of each of the Company's classes of capital or common stock as of the period covered by the annual report. As of June 30,2002, there were 8,188,780 common shares issued and outstanding.


                          EXHIBIT INDEX APPEARS AT
                        SEQUENTIALLY NUMBERED PAGE 46

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Not Applicable
                                           --------------

Indicate by check mark which financial statement item the registrant has elected to follow.
                    Item 17   V    Item 18
                           --------       --------

                              TABLE OF CONTENTS

GLOSSARY OF TERMS	.....................................................4

NOTE REGARDING FORWARD-LOOKING STATEMENTS.................................5

PART I....................................................................6

ITEM 1.IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS.................6
ITEM 2.OFFER STATISTICS AND EXPECTED TIMETABLE...............................6
ITEM 3.KEY INFORMATION.......................................................6
   The Operations.........................................................6
   Acquisitions and Dispositions..........................................7
   A.   Selected Financial Data...........................................7
      Exchange Rates......................................................8
      Dividend Policy.....................................................9
   B.   Capitalization and Indebtedness...................................9
   C.   Reasons for the Offer and Use of Proceeds.........................9
   D.   Risk Factors......................................................9
      Lack of Revenues....................................................9
      Cash Flow Deficiency and Lack of Financing..........................9
      Shares Reserved for Future Issuance; Dilution.......................9
      Shares of the Company are Considered Penny Stocks
        and are Subject to the Penny Stock Rules.........................10
      Foreign Incorporation..............................................10
      Passive Foreign Investment Corporation.............................10
ITEM 4.INFORMATION ON THE COMPANY...........................................11
   A.    Development of the Company......................................11
      Name and Incorporation.............................................11
   B.    Business Overview...............................................11
   C.    Organizational Structure........................................12
      Acquisitions and Dispositions......................................13
   D.    Property, Plants and Equipment..................................13
ITEM 5.OPERATING AND FINANCIAL REVIEW AND PROSPECTS.........................14
   A.    Operating Results...............................................14
   B.    Liquidity and Capital Resources.................................16
   C.    Research and Development, Patents and Licenses, Etc.............17
   D.    Trend Information...............................................17
ITEM 6.DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES...........................17
   A.    Directors and Senior Management.................................17
   B.    Compensation....................................................18
      Long Term Incentive Plan Awards to Executive Officer...............19
      Options & SARs Granted to Executive Officer........................19
      Aggregate Options/SARs Exercised During the Most Recently
        Completed Fiscal Year and Fiscal Year End Options/SARs Values....19
      Termination of Employment, Change in Responsibilities and
        Employment Contracts.............................................20
      Compensation of Directors..........................................20
      Indebtedness of Directors and Senior Officers......................20
      Management Contracts...............................................20

      OM Management Ltd. Management Agreement............................20
      Stock Options......................................................21
   C.    Board Practices.................................................21
   D.    Employees.......................................................22
   E.    Share Ownership.................................................22
ITEM 7.MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS....................22
   A.    Major Shareholders..............................................22
   B.    Related Party Transactions......................................23
      Performance Shares and Escrow Securities...........................23
   C.    Interests of Experts and Counsel................................23
ITEM 8.FINANCIAL INFORMATION................................................23
   A.    Statements and Other Financial Information......................23
      Legal Proceedings..................................................24
      Dividend Policy....................................................24
   B.    Significant Changes.............................................24
ITEM 9.THE OFFER AND LISTING................................................24
   A.    Offer and Listing Details.......................................24
   B.    Plan of Distribution............................................25
   C.    Markets.........................................................26
   D.    Selling Shareholders............................................26
   E.    Dilution........................................................26
   F.    Expenses of the Issue...........................................26
ITEM 10.ADDITIONAL INFORMATION..............................................26
   A.    Share Capital...................................................26
   B.    Memorandum and Articles of Association..........................26
      Securities Register................................................26
      Powers of Directors................................................27
         Election and Removal of Directors...............................27
         Powers and Duties of Directors..................................28
         Directors.......................................................28
         Borrowing.......................................................29
      Description of Securities..........................................30
         Common Shares...................................................30
   C.    Material Contracts..............................................30
   D.    Exchange Controls...............................................30
   E.    Taxation........................................................33
      U.S. Holders.......................................................34
      Distribution on Common Shares of the Company.......................34
      Foreign Tax Credit.................................................35
      Disposition of Common Shares of the Company........................36
      Other Considerations...............................................36
      Canadian Federal Income Tax Consequences...........................40
         Dividends.......................................................40
         Disposition of Common Shares....................................40
  F.     Dividends and Paying Agents.....................................41
  G.     Statements by Experts...........................................41
  H.     Documents on Display............................................41
  I.     Subsidiary Information..........................................42
ITEM 11.QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK..........42
ITEM 12.DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES..............42

PART II..................................................................42

ITEM 13.DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.....................42
ITEM 14.MATERIAL MODIFICATION TO THE RIGHTS OF SECURITY HOLDERS
        AND USE OF PROCEEDS.................................................42
ITEM 15.RESERVED............................................................42
ITEM 16.RESERVED............................................................42

PART III.................................................................42

ITEM 17.FINANCIAL STATEMENTS................................................42
ITEM 18.FINANCIAL STATEMENTS................................................42
ITEM 19.FINANCIAL STATEMENTS AND EXHIBITS...................................42


                              GLOSSARY OF TERMS

Browser Software, such as Netscape and Internet Explorer that enables the user to view and experience web pages.

CD ROM Abbreviation of Compact Disc-Read-Only Memory, an optical disk capable of storing large amounts of electronic data.

Electronic         The transmission of messages over communications networks.
mail (e-mail)      The messages can be notes entered from a user's keyboard
                   or attached electronic files.

Electronic Cash    Monetary value in an electronic form used to perform
                   financial transactions specifically on the Internet and other electronic formats.

Internet A global network connection of computers allowing users to transfer and share files, data, information and financial transactions.

Internet Commerce  A service provided over the internet with the intention
Service            of developing profitable operations.

Internet Commerce  An organization that provides users with the ability to
Service Provider   transact commerce over the Internet.

Internet Service   An organization that provides users with access to the
Provider           Internet.

Web site A registered location on the World Wide Web owned and managed by an individual, company or organization.

World Wide Web    A portion of the Internet that enables Web site owners to
                  display or promote products, services, activities or information.

Words importing the singular number only include the plural and vice versa, and words importing any gender include all genders.

                    NOTE REGARDING FORWARD-LOOKING STATEMENTS

Except for statements of historical fact, certain information contained in this Annual Report constitutes "forward-looking statements." Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results or achievements to be materially different from any future results or achievements expressed or implied by such forward-looking statements. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "expects" or "does not expect", "is expected", "anticipates" or "does not anticipate", "plans", "estimates" or "intends", or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved) are not statements of historical fact and may be "forward-looking statements." Such statements are included, among other places, in this document under the headings "Key Information", "Information on the Company" and "Operating and Financial Review and Prospects."

Forward-looking statements are based on expectations, estimates and projections at the time the statements are made that involve a number of risks and uncertainties which could cause actual results or events to differ materially from those presently anticipated

Certain forward-looking statements are identified by a cross-reference to this Note. Additional information concerning these and other factors which could affect the operation or financial results of IGN Internet Global Network Inc. are included in this document under the heading "Key Information - Risk Factors".

                                    PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.  KEY INFORMATION

IGN Internet Global Network Inc. (the "Parent Company") was incorporated by registration of its memorandum and articles under the laws of the Province of British Columbia on September 15, 1987, under the name "Grand Resources Inc." (Please see Item 4)

The Parent Company has nine subsidiaries and is a discretionary beneficiary of a trust. The Parent Company, through its wholly owned subsidiary, IGN (BVI) Inc. ("IGN-BVI"), owns 10% (100 Class A voting common shares) of Internet Global Network (Barbados) Inc. ("IGN-Barbados") and is a beneficiary of the Trust which owns the remaining 90% (900 Class B non-voting common shares) of IGN-Barbados. As well, IGN-BVI owns 100% of the issued and outstanding non-cumulative, non-voting redeemable preference shares of IGN-Barbados. IGN-Barbados, together with Axion (Barbados) Inc. ("Axion-Barbados") and another shareholder own a private company, Winventure Limited ("Winventure"). Axion-Barbados was a wholly owned subsidiary of the public company, Axion Communications Inc. ("Axion") until January 2000 when its shares were sold to an unrelated party. WinStreak Limited ("WinStreak"), a wholly owned subsidiary of Winventure, operates gaming activities.

The Parent Company has also incorporated INTERFI Corporation in Barbados, INTERFI Internet Financial Services Inc. in the British Virgin Islands,
INTERFI Financial Services Inc. in Nevada, USA and INTERFI Corporation in St. Kitts (collectively known as 'INTERFI'). INTERFI Financial Services Inc. is wholly owned by the Parent Company and the remainder of the INTERFI companies are wholly owned subsidiaries of IGN-Barbados. INTERFI processes all financial transactions which are incurred on the Internet for the corporate entity as well as for independent third parties.

The Parent Company has also incorporated Winstreak Services Limited in British Columbia, Canada.

The Parent Company and all of its subsidiaries shall be collectively referred to as the "Parent Company".

The Operations

On April 1, 2001, the Parent Company had ceased operations as there is too much competition in the internet casinos market. The Parent Company is presently exploring other sources of action, including the divestiture of the casino software and other related components of the Parent Company.

Effective June 21, 2002, the Parent Company had been designated by the TSX Venture Exchange (the "Exchange"), in accordance with Policy 2.6. A listed company trading under the Inactive designation does not meet the Tier Maintenance Requirements ("TMR") of the Exchange as outlined in the Exchange's Policy 2.5.

Sections 4 and 5 of Policy 2.6 outline the requirements, procedures and deadlines for an Inactive company to meet TMR. A comprehensive plan for reactivation must be filed with the Corporate Maintenance Department of the Exchange by the Parent Company within 12 months of being designated Inactive and the Parent Company is required to demonstrate that it will meet the TMR within 18 months of being designated Inactive.

Acquisitions and Dispositions

During the year ended June 30, 2002, the Parent Company did not acquire, through Internet Global Network (Barbados) Inc., any additional ownership interest in Winventure (2001 - 0.21%). The Parent Company owns approximately 86% of the outstanding common shares of Winventure as at June 30, 2002.

A. Selected Financial Data

This data has been derived from our audited financial statements, which have been prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP") and reconciled for material measurement differences to accounting principles generally accepted in the United States ("U.S. GAAP") Set forth in the following table are selected financial data with respect to the Parent Company's financial condition and results of operation for the years ended June 30, 2002, 2001, 2000, 1999, and 1998. The selected financial and operating information as at June 30, 2002 and 2001 and for each of the years in the three year period ended June 30, 2002 should be read in conjunction with the financial statements and notes thereto included elsewhere herein and in conjunction with Item 5: Operating and Financial Review and Prospects. The selected financial data as at and for these periods have been extracted from, and are qualified by reference to the financial statements included herein at
Item 17. The selected financial data as at June 30, 2000, 1999, and 1998 and for each of the periods in the two-year period ended June 30, 1999 have been extracted from audited financial statements not included herein.

-------------------------------------------------------------------------------------------------
                                                       Fiscal Years ended June 30,
                                 2002          2001           2000         1999           1998
-------------------------------------------------------------------------------------------------
Interest and Other Revenue
   Canadian GAAP             $       804   $    16,552    $    20,610   $    27,928   $    73,864
   U.S. GAAP                 $       804   $    16,552    $    20,610   $    53,574   $    73,864
Total Assets
  Canadian GAAP              $    15,541   $    69,456    $ 1,079,011   $ 1,856,253   $ 3,703,802

  U.S. GAAP                  $    15,541   $    69,456    $ 1,079,011   $ 1,856,253   $ 3,703,802
Loss
  Canadian GAAP              $   143,736   $   999,758    $ 1,246,503   $ 3,390,305   $ 5,269,673
  U.S. GAAP                  $   143,736   $   999,758    $ 1,255,548   $ 3,400,289   $ 5,269,673
Shareholders' Equity
  Canadian GAAP              $   299,706   $   155,970    $   843,788   $ 1,455,291   $ 2,852,919
  U.S. GAAP                  $   299,706   $   155,970    $   843,788   $ 1,455,291   $ 2,852,919
Share capital
 Canadian GAAP               $13,503,911   $13,503,911    $13,503,911   $12,343,911   $10,876,234
 U.S. GAAP                   $13,503,911   $13,503,911    $13,522,940   $12,353,895   $10,876,234




Weighted average number
of shares outstanding          8,188,780     8,188,780      7,202,303     6,210,081     5,798,839
Loss Per Share(1)
  Canadian GAAP              $      0.02   $      0.10    $      0.13   $      0.41   $      0.67
  U.S. GAAP                  $      0.02   $      0.12    $      0.17   $      0.55   $      0.91
Cash provided by (used in)
  Operating activities
   Canadian GAAP             $    (8,437)  $  (537,872)   $  (733,235)  $(1,681,925)  $(4,785,864)
   U.S. GAAP                 $    (8,437)  $  (537,872)   $  (733,235)  $(1,681,925)  $(4,785,864)
  Investing activities
   Canadian GAAP             $         -   $    (4,135)   $    54,930   $   (85,379)  $(1,634,454)
   U.S. GAAP                 $         -   $    (4,135)   $    54,930   $   (85,379)  $(1,634,454)
-------------------------------------------------------------------------------------------------

(1) Basic loss per share - Fully diluted loss per share has not been calculated due to its anti-dilutive effect.

    Exchange Rates

Unless otherwise indicated, all monetary references herein are denominated in Canadian Dollars. References to "$" or "Dollars" are to Canadian Dollars and references to "US$" or "U.S. Dollars" are to United States Dollars.

The following table sets out the exchange rates, based on the noon buying rates in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York, for the conversion of Canadian dollars into United States dollars in effect at the end of the following periods, and the average exchange rates (based on the average of the exchange rates on the last day of each month in such periods) and the range of high and low exchange rates for such periods.

-----------------------------------------------------------
                               Year Ended June 30,
                      2002    2001    2000    1999     1998
-----------------------------------------------------------
Average for Period   .6376    .6579   .6612   .6787   .7028
-----------------------------------------------------------

-------------------------------------------------------------------------------
                                          Month Ended
                 December    November    October   September   August      July
                   2002        2002       2002       2002       2002       2002
-------------------------------------------------------------------------------

High for Period   .6461       .6440       .6407      .6433     .6442      .6603
Low for Period    .6386       .6288       .6272      .6304     .6264      .6297
-------------------------------------------------------------------------------

As of June 30, 2002, the noon rate of exchange, as reported by the Federal Reserve Bank of New York for the conversion of United States dollars into Canadian dollars was US$0.6583 (US$1.00 = CDN$1.5190).

As of December 31, 2002, the noon rate of exchange, as reported by the Federal Reserve Bank of New York for the conversion of United States dollars into Canadian dollars was US$0.6376 (US$1.00 = CDN$1.5683).

      Dividend Policy

No dividends have been paid on any class of shares of the Parent Company since the date of its incorporation and it is not contemplated that any dividends will be paid in the immediate or foreseeable future.

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

In addition to other information and other risk factors set forth elsewhere in this Annual Report, the following risk factors should be carefully considered in evaluating our business because such factors currently may have a significant impact on our business, operating results and financial condition.

      Lack of Revenues

The Parent Company is currently unable to meet its operating cash requirements. The Parent Company expects to continue to incur losses as it continues to explore other resources of action, including divestiture of the casino and/or other components of the Parent Company.

      Cash Flow Deficiency and Lack of Financing

The only sources of funds presently available to the Parent Company are the exercise of outstanding stock options by holders of such options, or the sale of equity capital of the Parent Company, in whole or in part. There can be no assurance that the Parent Company will be successful in raising additional funds to fund its operations or that additional financing, if any, can be obtained on terms acceptable to the Parent Company. This could have a material adverse impact on the Parent Company's business.

      Shares Reserved for Future Issuance; Dilution

As of June 30, 2002, the Parent Company has reserved 1,023,000 common shares for issuance on the exercise of 1,023,000 incentive stock options. If such options are fully exercised, such common shares would constitute 12% of the Parent Company's then share capital. The issuance of new common shares will result in dilution to the Parent Company's existing shareholders. The exercise of such options and the subsequent resale of such common shares in the public market could adversely affect the prevailing market price and the Parent Company's ability to raise equity capital in the future at a time and price which it deems appropriate. The Parent Company may also enter into commitments in the future which would require the issuance of additional common shares and the Parent Company may grant additional share purchase warrants and stock options. See "Options to Purchase Securities From Parent Company."

      Shares of the Company are Considered Penny Stocks and are Subject to the Penny Stock Rules

Rules 15g-1 through 15g-9 promulgated under the Securities Exchange Act of 1934 (the "Exchange Act") impose sales practice and disclosure requirements on certain brokers-dealers who engage in certain transactions involving "a penny stock." Subject to certain exceptions, a penny stock generally includes any non-NASDAQ equity security that has a market price of less than $5.00 per share. The Parent Company's shares are expected to be deemed penny stock for the purposes of the Exchange Act. The additional sales practice and disclosure requirements imposed upon brokers-dealers may discourage broker-dealers from effecting transactions in the Parent Company's shares, which could severely limit the market liquidity of the shares and impede the sale of the shares in the secondary market.

Under the penny stock regulations, a broker-dealer selling penny stock to anyone other than an established customer or "accredited investor" (generally, an individual with net worth in excess of $1,000,000 or an annual income exceeding $200,000, or $300,000 together with his or her spouse) must make a special suitability determination for the purchaser and must receive the purchaser's written consent to the transaction prior to sale, unless the broker-dealer or the transaction is otherwise exempt. In addition, the penny stock regulations require the broker-dealer to deliver, prior to any transaction involving a penny stock, a disclosure schedule prepared by the Commission relating to the penny stock market, unless the broker-dealer or the transaction is otherwise exempt. A broker-dealer is also required to disclose commissions payable to the broker-dealer and the registered representative and current quotations for the securities. Finally, a broker-dealer is required to send monthly statements disclosing recent price information with respect to the penny stock held in a customer's account and information with respect to the limited market in penny stocks.

      Foreign Incorporation

The Parent Company is incorporated under the laws of British Columbia, Canada and all of the Company's Directors and Officers are residents of Canada. Consequently, it may be difficult for United States investors to effect service of process within the United States upon the Company or upon those directors or officers who are not residents of the United States, or to realize in the United States upon judgments of United States courts predicated upon civil liabilities under the United States Securities Exchange Act of 1934, as amended. A judgment of a U.S. court predicated solely upon such civil liabilities may be enforceable in Canada by a Canadian court if the U.S. court in which the judgment was obtained had jurisdiction, as determined by the Canadian court, in the matter. There is substantial doubt whether an original action could be brought successfully in Canada against any of such persons or the Parent Company predicated solely upon such civil liabilities.

      Passive Foreign Investment Corporation

Certain United States income tax legislation contains rules governing "passive foreign investment companies" ("PFIC") which can have significant tax effects on U.S. Holders of foreign companies. These rules do not apply to non-U.S. Holders. In the U.S., a PFIC is defined as a company that is not formed in the
 United States and, for any taxable year, either (i) 75% or more of its gross income is "passive income", which includes interest, dividends and certain rents and royalties or (ii) the average percentage, by fair market value (or, if the Parent Company is a controlled foreign company or makes an election, adjusted tax basis) of its assets that produce or are held for the production of "passive income" is 50% or more. The Parent Company believes that it qualified as a PFIC for the fiscal year ended December 31, 1998 and may qualify as a PFIC in subsequent years. There can be no assurance that the Parent Company's determination concerning its PFIC status will not be challenged or that it will be able to satisfy record keeping requirements which will be imposed on it. This could adversely impact a U.S. Holder's tax situation.
Each U.S. Holder of the Company is urged to consult a tax advisor with respect to how the PFIC rules affect their tax situation. For further tax information, see "Item 7 - Taxation - Passive Foreign Investment Company".

ITEM 4. INFORMATION ON THE COMPANY

A. Development of the Company

      Name and Incorporation

IGN Internet Global Network Inc. (the "Parent Company") was incorporated by registration of its memorandum and articles under the laws of the Province of British Columbia on September 15, 1987, under the name "Grand Resources Inc." The Parent Company changed its name from "Grand Resources Inc." to "Bay Street Ventures Inc." effective November 18, 1987. The Parent Company changed its name from "Bay Street Ventures Inc." to "Cenco Petroleum Ltd." effective September 20, 1991. The Parent Company changed its name from "Cenco Petroleum Ltd." to "IGC Internet Gaming Corporation" and subdivided its share capital on a 1:1.5 basis effective August 7, 1996. The Parent Company changed its name from "IGC Internet Gaming Corporation" to "IGN Internet Global Network Inc." effective November 21, 1996.

The Parent Company's common shares have been listed on the Vancouver Stock Exchange (now the TSX Venture Exchange, also formerly Canadian Venture Exchange) since September 28, 1993 having a trading symbol "IGN". As of November 19, 1997, the Parent Company's common shares received clearance for an unpriced quotation on the OTC Bulletin Board by the NASD Regulation, Inc. in the United States under the trading symbol "IGN-IF". Effective January 30, 1998, the Parent Company's common shares commenced trading on the Berlin Stock Exchange having a trading symbol "IGN GR". See "Item 9 - The Offering and Listing".

The Parent Company's head and principal office is located at Suite 1304-925 West Georgia Street, Vancouver, B.C., Canada V6C 3L2. The Parent Company's registered and records office and address is care of its solicitors, Catalyst Corporate Finance Lawyers, Suite 1100-1055 West Hastings Street, Vancouver, B.C., V6E 2E9.

B. Business Overview

Prior to March 27, 1996, the Parent Company was in the business of oil and gas exploration and development. Since this date, the Parent Company has disposed of or abandoned all of its resource properties and is no longer subject to any agreements relating to the exploration or development of such properties.

>From March 27, 1996 to April 2001, the Parent Company, through its subsidiaries, had focused its efforts on the development of Internet Commerce Services, including information access, entertainment, gaming and financial services. Initially, the Parent Company developed an Internet gaming operation which incorporated an Internet casino, sports book and sports pool. The sports book and sports pool have since been shut down. The Parent Company then completed the development of its financial transaction processing operations and developed an Internet broadcasting service. The Parent Company is now looking at other courses of action, including divestiture of the casino and/or other components of the Parent Company.

C. Organizational Structure

The Parent Company has nine subsidiaries and is a discretionary beneficiary of a trust. The particulars regarding the Parent Company's subsidiaries and the trust are as follows:

                                                         Date of                Jurisdiction of
                                        Percentage       Incorporation or       Incorporation or
Name of Subsidiary or Trust             Ownership (4)    Settlement             Settlement
-----------------------------------------------------------------------------------------------
Internet Global Network (Barbados) Inc.  100%(3)          January 31, 1997      Barbados
INTERFI Corporation                      100%(3)          November 18, 1996     Barbados
INTERFI Financial Services Inc.          100%             December 6, 1996      Nevada
Winventure Limited                       86.12%(1) (3)    February 18, 1997     British Virgin Islands
WinStreak Limited                        86.12%(1) (3)(5) March 13, 1997        St. Kitts
INTERFI Corporation                      100%(3)          October 9, 1997       St. Kitts
The InterActive Technology Trust         N/A(2)           December 1, 1997      Bermuda
(the "Trust")
IGN (BVI) Inc.                           100%             July 8, 1997          British Virgin Islands
INTERFI Internet Financial Services Inc. 100%(3)          May 8, 1997           British Virgin Islands
Winstreak Services Limited               100%             October 6, 1998       Canada


(1)  Ownership based on contributions and subject to change.  See
     "Item 1 - Description of Business - Winventure".
(2) The Trust's beneficiaries are the Parent Company, IGN (BVI) Inc. and the International Committee of the Red Cross. See "Item 1 - Description of Business - The InterActive Technology Trust".
(3) The Parent Company controls each of these entities, indirectly, through its wholly owned subsidiary IGN (BVI) Inc. See "Item 1 - Description of Business - The InterActive Technology Trust".
(4)  Represents the percentage of voting securities held.   The InterActive
     Technology Trust also owns 100% of the Class B non-voting common shares of Internet Global Network (Barbados) Inc. IGN (BVI) Inc. also owns 100% of the issued and outstanding non-voting redeemable preference shares of Internet Global Network (Barbados) Inc.
(5)  Effective May 2002, Winstreak Limited had been dissolved.


The Parent Company, through its wholly owned subsidiary, IGN (BVI) Inc. ("IGN-BVI"), owns 10% (100 Class A voting common shares) of Internet Global Network (Barbados) Inc. ("IGN-Barbados") and is a beneficiary of the Trust which owns the remaining 90% (900 Class B non-voting common shares) of IGN-Barbados. As well, IGN-BVI owns 100% of the issued and outstanding non-cumulative, non-voting redeemable preference shares of IGN-Barbados. IGN-Barbados, together with Axion (Barbados) Inc. ("Axion-Barbados") and another shareholder own a private company, Winventure Limited ("Winventure"). Axion-Barbados was a wholly owned subsidiary of the public company, Axion Communications Inc. ("Axion") until January 2000 when its shares were sold to an unrelated party. WinStreak Limited ("WinStreak"), a wholly owned subsidiary of Winventure, operates gaming activities.

The Parent Company has also incorporated INTERFI Corporation in Barbados, INTERFI Internet Financial Services Inc. in the British Virgin Islands, INTERFI Financial Services Inc. in Nevada, USA and INTERFI Corporation in St. Kitts (collectively known as 'INTERFI'). INTERFI Financial Services Inc. is wholly owned by the Parent Company and the remainder of the INTERFI companies are wholly owned subsidiaries of IGN-Barbados. INTERFI processes all financial transactions which are incurred on the Internet for the corporate entity as well as for independent third parties.

The Parent Company has also incorporated Winstreak Services Limited in British Columbia, Canada.

The Parent Company and all of its subsidiaries shall be collectively referred to as the "Company".

The InterActive Technology Trust

The Trustee for the Trust is Harrington Trust Limited. The Trustee has sole discretion to use funds held by the Trust to invest in securities, discharge debts, distribute to its beneficiaries (being the Parent Company, IGN-BVI and the International Committee of the Red Cross) and effect any other transactions that the Trustee deems necessary for the benefit of the Trust. Distributions to the beneficiaries are at the discretion of the Trustee provided that distributions to the International Committee of the Red Cross are limited to a maximum of US$100,000 in any calendar year.

All of the Trustee's activities and Trust transactions are subject to review by the Protector who, at its sole discretion, may request the resignation of the Trustee and appoint a new Trustee. Both the Trustee and the Protector are independent third parties to the Company, Axion and Thunderbird.

The Trust owns all (900) issued and outstanding Class B non-voting common shares of IGN-Barbados. IGN-BVI owns all (100) issued and outstanding Class A voting common shares of IGN-Barbados.

Winventure

IGN-Barbados, Axion-Barbados, and another shareholder of Winventure and Winventure entered into a written agreement (the "Winventure Agreement") dated July 31, 1997, wherein the parties agreed to contribute funds and technical expertise into Winventure. Winventure's wholly owned subsidiary, WinStreak, operates gaming activities primarily on the Internet.

Pursuant to the Winventure Agreement, the parties acknowledge that each of the three shareholders will own a percentage of Winventure, based on their respective monetary contributions. IGN-Barbados must approve any sale, transfer, mortgage, pledge or encumbrance of Winventure's shares, and has a right of first refusal on the sale of any of Winventure's ownership by the other shareholders. If further financing of Winventure is needed, the three shareholders of Winventure will be presented with investment offers by Winventure. IGN-Barbados has the option of accepting any investment offers
rejected by Axion-Barbados or the other shareholder of Winventure.   As at
June 30, 2002, IGN-Barbados owned approximately 86.12% of Winventure, with Axion-Barbados 7.33% and the other shareholder 6.50%.

      Acquisitions and Dispositions

During the year ended June 30, 2002, the Parent Company did not acquire, through Internet Global Network (Barbados) Inc., any additional ownership interest in Winventure. The Parent Company owns approximately 86.12% of the outstanding common shares of Winventure as at June 30, 2002.

During the fiscal year ended June 30, 2001 the Parent Company, through IGN-Barbados, acquired an additional 0.21% ownership in Winventure and its wholly owned subsidiary, WinStreak. This resulted from successive cash investments totalling $28,388 during the 2001 fiscal year in the common shares of Winventure by the Parent Company. As at June 30, 2001, the Parent Company held 86.12% of the beneficial ownership in Winventure and its wholly owned subsidiary, WinStreak.

D. Property, Plants and Equipment

The Parent Company currently shares approximately 6,700 square feet of office space at Suite 1304, 925 West Georgia Street, Vancouver, B.C., Canada with a number of other companies under a lease which expires November 30, 2004. The shared property provides office space to the Parent Company for administrative and shareholder promotion purposes.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of the financial condition, changes in financial condition and results of operations of the Parent Company as at June 30, 2002 and 2001 and for its last three fiscal years ending June 30, 2000, 1999, 1998, should be read in conjunction with the financial statements of the Company and related notes included herein. Unless expressly stated otherwise, all references to dollar amounts in this section are to Canadian dollars.

A reconciliation of the financial statements to U.S. GAAP is set forth in
Note 10 of the audited June 30, 2002 financial statements included herein at
Part IV - Item 17. Refer to Note 10 for an itemized discussion and analysis of the material measurement differences between Canadian GAAP and U.S. GAAP.

A. Operating Results

A comparison of the results of operations for the fiscal years ended June 30, 2002, 2001 and 2000 are as follows:

      Year Ended June 30, 2002

For the year ended June 30, 2002, the Company incurred a loss of $143,736 or $0.02 per share compared to a loss of $999,758 or $0.10 per share in the previous year. Total revenues for the year ended June 30, 2002 were $6,538 compared to $47,042 in 2001, all of which was derived from interest income. General and administrative expenses in fiscal 2002 were $110,724 as compared to $1,078,099 in fiscal 2001. The decrease in expenses resulted from the Company's shut down of its internet casino operations since April 2001.

As at June 30, 2002, the Company has an outstanding 1,023,000 directors and employees stock options to purchase a total of 1,023,000 common shares of the Company at a price of $0.10 per share. 390,000 of the stock options expires on October 13, 2003. 3,000 expires on March 3, 2004 and 630,000 expires on January 25, 2007. During the year ended June 30, 2002, the exercise price of 393,000 stock options was amended from $0.19 per common share to $0.10 per common share.

During the year ended June 30, 2002, the Company's 2,125,000 escrow shares were cancelled and returned to treasury and the Company's 1,000,000 share purchase warrants expired on March 9, 2002.

      Year Ended June 30, 2001

For the year ended June 30, 2001, the Company incurred a loss of $999,758 or $0.10 per share compared to a loss of $1,246,503 or $0.13 per share in the previous year. Total revenues for the year ended June 30, 2001 were $47,042 compared to $59,401 in 2000, all of which was derived from internet gaming and interest income. General and administrative expenses in fiscal 2001 were $1,100,926 as compared to $1,389,243 in fiscal 2000. The decrease in general and administrative fees was primarily due to a decrease in amortization of capital assets. This decrease was offset by an increase in consulting fees due to outsourced accounting services and insignificant changes in some other general and administrative expenses.

During the year-ended June 30, 2000, the Company issued 1,000,000 special warrants at a price of $0.60 per unit. Each unit was converted, at no additional consideration, into one common share and non-transferable share purchase warrant. Each share purchase warrant entitled the holder to purchase an additional common share at $0.75 per share for a period of two years to March 9, 2002. The Company issued 98,500 additional special warrants as a finder's fee exercisable, for no additional consideration, into 98,500 common shares of the Company.

As at June 30, 2001 there are 1,000,000 share purchase warrants outstanding. Each share purchase warrant entitles the holder to purchase an additional common share at $0.75 per share for a period of two years expiring March 9, 2002.

As at June 30, 2001, the Company there are 514,000 stock options outstanding. Each stock option entitles the holder common shares at a price of $0.19 per share expiring 390,000 shares on October 13, 2003, 54,000 shares on March 3, 2005, and 70,000 shares on January 24, 2002.

As at June 30, 2001, 2,125,000 (2000 and 1999 - 2,125,000) common shares of the Company were subject to an escrow agreement under which the shares may not be transferred, assigned or otherwise dealt with without the consent of the relevant regulatory body having jurisdiction thereon.

      Year Ended June 30, 2000

For the year ended June 30, 2000, the Company incurred a loss of $1,246,503 or $0.13 per share compared to a loss of $3,390,305 or $0.41 per share in the previous year. Total revenues for the year ended June 30, 2000 were $59,401 compared to $248,306 in 1999, all of which was derived from internet gaming and interest income. Management fees decreased from $80,000 in 1999 to $41,946 in 2000 as a result of the discontinuance of the fees during the reorganization. Office and administration expenses significantly decreased to $11,254 in 2000 as compared to $206,984 for the year ended June 30, 1999 as a result of WinStreak restructuring its operations in St. Kitts, West Indies. Sales and marketing expenses decreased from $270,551 in 1999 to $48,652 in 2000 due to a decrease in marketing and promotional activities during the period WinStreak's Internet casino was temporarily closed. Telephone and internet expenses decreased from $132,748 in 1999 to $52,875 in fiscal 2000 due to sharing telephone and Internet access costs in St. Kitts with WinStreak's sub-tenants. Wages and benefits decreased from $550,569 in 1999 to $143,243 in 2000, due to staffing reductions. The streamlining of all operations, along with solidifying the balance sheet through an equity financing further described below, has and should continue to positively impact the Company's operational performance into the future. In 1999, the Company incurred a loss on disposal of assets of $735,701 which was not repeated in 2000. A write-down of capital assets of $31,187 was incurred during the year ended June 30, 2000, compared to a write-down of $270,654 in the 1999 year.

The Company's cash balance decreased from $603,506 as at June 30, 1999 to $560,201 as at June 30, 2000. The decrease of $43,305 resulted primarily from the additional payments on prepaid expenses for the year.

During the year-ended June 30, 2000, the Company issued 1,000,000 special warrants at a price of $0.60 per unit. Each unit was converted, at no additional consideration, into one common share and non-transferable share purchase warrant. Each share purchase warrant entitled the holder to purchase an additional common share at $0.75 per share for a period of two years to March 9, 2002. The Company issued 98,500 additional special warrants as a finder's fee exercisable, for no additional consideration, into 98,500 common shares of the Company.

As at June 30, 2000 there are 1,000,000 share purchase warrants outstanding. Each share purchase warrant entitles the holder to purchase an additional common share at $0.75 per share for a period of two years expiring March 9, 2002.

As at June 30, 2000, there were 849,000 stock options outstanding. Each stock option entitles the holder common shares at a price of $0.62 per share expiring 400,000 shares on October 13, 2003, 59,000 shares on March 3, 2005, 290,000 shares on June 18, 2001, and 100,000 shares on January 24, 2002.

As at June 30, 2000, 2,125,000 (1999 - 2,125,000) common shares of the Company were subject to an escrow agreement under which the shares may not be transferred, assigned or otherwise dealt with without the consent of the relevant regulatory body having jurisdiction thereon.

B. Liquidity and Capital Resources

The Company reported a negative working capital of $181,931 at June 30, 2002 compared to a negative working capital of $82,189 at June 30, 2001 representing a decrease of $99,742. As at June 30, 2002, the Company had a net cash on hand of $9,757 compared to $18,194 in the previous year. Current assets excluding cash at June 30, 2002 decreased by $3,394 compared to June 30, 2001 which is attributable to the operations in internet gaming. Current liabilities at June 30, 2002 decreased by $94,690 primarily due to an increase in due to related parties of $101,377.

The Company utilized $146,752 in cash to fund its operating activities before net changes in non-cash working capital balances at June 30, 2002 and deducted non-controlling interest of $3,016. By comparison, the Company utilized $1,053,884 in cash from its operating activities before net changes in non-cash working capital balances at June 30, 2001.

Net changes in non-cash working capital balances utilized $91,295 of cash at June 30, 2002, increasing cash utilized in operating activities to $8,437. By comparison, net changes in non-cash working capital balances generated $121,101 of cash at June 30, 2001, increasing cash used in operating activities to $537,872.

The Company's cash position at June 30, 2002, totaled $9,757 compared to $18,194 for the same period in 2001. The Company has a negative working capital balance at June 30, 2002 of $181,931. Aside from such cash, the Company has no material unused sources of liquid assets. The Company does not have any bank debt and has no restrictions on its cash flow other than ongoing operating expenses which amounted to $153,290 in fiscal 2002 as compared to $1,100,926 in fiscal 2001.

The Company's activities have been funded principally through sales of equity securities and this source of financing is anticipated to continue until the Company develops a cash flow from operations. See "Note Regarding Forward Looking Statements." The ability of the Company to continue operations is dependent on the ability of the Company to continue to obtain financing. The ability of the Company to access the capital markets is substantially determined by the success or failure of its proposed business.

The only sources of funds presently available to the Company are through the exercise of outstanding stock options by holders of such options (see "Item
12 - Options to Purchase Securities from the Company"), or the sale of equity capital of the Company, in whole or in part. Although the Company has been successful in raising the necessary funds in the past, there can be no assurance that, and management cannot predict whether the Company will have sufficient financing to meet its future capital requirements or that additional financing will be available on terms acceptable to the Company in the future.

Under U.S. GAAP the use of the term "substantial doubt" would be used in regards to the ability of the Company to continue as a going concern. See "Item 3 - Key Information - Risk Factors - Cash Flow Deficiency and Lack of Financing".

C. Research and Development, Patents and Licenses, Etc.

Not applicable.

D. Trend Information

The Company does not know of any other trends, demands, commitments, events or uncertainties that will result in, or that are reasonably likely to result in, the Company's liquidity either materially increasing or decreasing at present or in the foreseeable future.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following is a list of the directors and senior officers of the Company as at June 30, 2002, their municipalities of residence, their current positions with the Company and their principal occupations during the past five years. All of the Directors are residents of Canada.


Name, Age and Municipality    Position(s) with the                   Terms of the Various
      of Residence                 Company                              Offices Held
-----------------------------------------------------------------------------------------------------
Praveen K. Varshney (1)(2)    President and Director         President for the Parent Company
3886 West 38th Avenue                                        since September 1999.
Vancouver, B.C.
V6N 2Y4                                                      Director of the Parent Company from
Canada                                                       September 1991 to May 1997.

                                                             Principal, Varshney Capital Corp.,
                                                             from January 2000 to present; Principal,
                                                             Varshney Chowdhry Group of Companies,
                                                             August, 1991 to December 1999; Partner,
                                                             Varshney Chowdhry & Co., Chartered
                                                             Accountants, between May 1993 and
                                                             September 1995; Self-employed Chartered
                                                             Accountant, Vancouver, B.C., between
                                                             August 1991 and April 1993.
-----------------------------------------------------------------------------------------------------


Name, Age and Municipality    Position(s) with the                   Terms of the Various
      of Residence                 Company                              Offices Held
-----------------------------------------------------------------------------------------------------
Peeyush K. Varshney (1)(2)    Director                       Director of the Parent Company since
4506 Belmont Avenue                                          May 1997; Treasurer of the Parent
Vancouver, B.C.                                              Company from August 1996
V6R 1C4                                                      to May 1997.
Canada
                                                             Principal, Varshney Capital Corp., from
                                                             January 2000 to present; Principal,
                                                             Varshney Chowdhry Group of
                                                             Companies, August, 1991 to December 1999;
                                                             Associate, Campney & Murphy, Barristers
                                                             and Solicitors, from September 1994 to
                                                             July 1996; Articled Student, Farris,
                                                             Vaughan, Wills & Murphy, Barristers and
                                                             Solicitors from September 1993 to August
                                                             1994.

Sieglinde Riedi Kammer (1)    Director                       Director of the Parent Company since
Dorfstrasse 39                                               September 1996.
8184 Bachenbulach
Zurich, Switzerland                                          Self employed Investment Consultant,
                                                             from 1996 to Present; Managing
                                                             Director, Eagle Capital & Administration
                                                             Ltd., from 1993 to 1996.

Bali Chowdhry                 Secretary                      Secretary of the Parent Company since
119 East 47th Avenue                                         April 1996.
Vancouver, B.C.
V5W 2A6                                                      Executive Assistant, Camphor Ventures
Canada                                                       Inc. since May 1996; Dental Hygienist,
                                                             Lakeview Dental Group from January 95 to
                                                             Dec. 95; Camgara Dental Group from
                                                             January 92 to December 94.
-----------------------------------------------------------------------------------------------------

(1) Denotes member of the Company's Audit Committee.
(2) Messrs. Praveen Varshney and Peeyush Varshney are brothers.

Directors were elected at the last Annual General Meeting held on December 24, 2002 and/or appointed to fill any vacancy created on the Board of Directors, and serve until the next Annual General Meeting of Members, or until their successors are appointed. Officers are appointed by the Board of Directors and serve at the pleasure of the board.

B. Compensation

The aggregate amount of compensation paid by the Company during the fiscal year ended June 30, 2002, to all Directors and Officers, as a group, for services in all capacities was $69,500. See "Management Contracts" below.

The Company is required under applicable securities legislation in Canada, to disclose to its shareholders details of compensation paid to its Directors and Officers. The following information fairly reflects all material information regarding compensation paid to the Company's Directors and Officers, which information has been disclosed to the Company's shareholders in accordance with applicable Canadian law:

Executive officers are entitled to participate in incentive stock options granted by the Company. For additional information with respect to stock options granted to executive officers, please refer to the heading "Stock Options" under Item 12 below.

-------------------------------------------------------------------------------------------------------|-----------------------
                               |          Annual Compensation       |        Long Term  Compensation         |
------------------------------------------------------------------------------------------------------------|------------------
                               |                                    |          Awards          |   Payouts   |
------------------------------------------------------------------------------------------------------------|------------------
                    |          |         |       |                  |            |  Restricted |             |
                    |          |         |       |                  | Securities |  Shares or  |             |   All
Name and            | Fiscal   |         |       | Other Annual     | Under      |  Restricted |             |   Other
Position            | Year     |         |       | Compensation (1) | Options    |  Share      |    LTIP     |   Compensation
of Principal        | Ending   | Salary  | Bonus |                  | Granted    |  Units      |    Pay-Outs |
-------------------------------------------------------------------------------------------------------------------------------
Praveen K. Varshney   2002        Nil      Nil      $69,500            119,000      Nil             Nil          Nil
President & Director  2001        Nil      Nil      $72,000            Nil          Nil             Nil          Nil
                      2000        Nil      Nil      $36,000            40,000       Nil             Nil          Nil
-------------------------------------------------------------------------------------------------------------------------------

(1) These monies were paid to OM Management Ltd., a private British Columbia company wholly-owned by Mr. Varshney pursuant to a Management and Administrative Services Agreement. Refer to "Management Contracts" for further particulars.

      Long Term Incentive Plan Awards to Executive Officer

The Company has no long-term incentive plans in place and therefore there were no awards made under any long-term incentive plan to the Named Executive Officers during the Company's financial year ended June 30, 2002.

      Options & SARs Granted to Executive Officer

During the year ended June 30, 2002, the Named Executive Officer was granted 119,000 incentive stock options. During this period, no outstanding SARs were held by the Named Executive Officer.

      Aggregate Options/SARs Exercised During the Most Recently Completed Fiscal Year and Fiscal Year End Options/SARs Values

The following table sets out incentive stock options exercised by the Named
 Executive Officer, during the most recently completed fiscal year as well as the fiscal year end value of stock options held by the Named Executive Officer. During this period, no outstanding SARs were held by the Named Executive Officer.

-----------------------------------------------------------------------------------------------------------
                                                                                Value of Unexercised
            Securities        Aggregate       Unexercised Options at         In-the-Money Options at Fiscal
            Acquired on        Value            Fiscal Year-End                Year-End ($) Exercisable /
Name        Exercise (#)    Realized ($)(1)  Exercisable/Unexercisable (#)         Unexercisable(2)
-----------------------------------------------------------------------------------------------------------
Praveen K.    Nil             Nil                264,000/Nil                          Nil/Nil
Varshney
-----------------------------------------------------------------------------------------------------------


(1) Based on the difference between the option exercise price and the closing market price of the Company's shares, on the date of exercise.

(2) In-the-Money Options are those where the market value of the underlying securities as at the most recent fiscal year end exceeds the option exercise price. The closing market price of the Company's shares as at May 31, 2002, the last trade prior to the Company's year-end, June 30, 2002, was $0.05. There were no trades between June 1, 2002 and July 7, 2002. The closing market price of the Company's shares as at July 8, 2002, was $0.04.

      Termination of Employment, Change in Responsibilities and Employment Contracts

Reference is made to "Management Contracts" for compensation received by Praveen K. Varshney, the Named Executive Officer of the Company.

There are no other compensatory plans or arrangements with respect to the Named Executive Officer resulting from the resignation, retirement or other termination of employment or from a change of control of the Company.

      Compensation of Directors

Compensation for the Named Executive Officer has already been disclosed above. Effective January 1, 2000, the Company entered into a Director's Services Agreement (the "Kammer Agreement") with Sieglinde Riedi Kammer, a director of the Company, pursuant to which the Company retained Sieglinde Riedi Kammer to provide director's services to the Company. The duration of service pursuant to the Kammer Agreement is on a month-to-month basis at a remuneration of $1,000 per month. Save and except as aforesaid, no cash compensation was paid to any director of the Company for the director's services as a director during the fiscal year ended June 30, 2001. The Kammer Agreement was terminated effective April 1, 2001.

Other than as set out above, the Company has no standard arrangement pursuant to which directors are compensated by the Company for their services in their capacity as directors except for the granting from time to time of incentive stock options in accordance with the policies of the TSX Venture Exchange. During the most recently completed financial year, the Company did not grant any incentive stock options to directors.

      Indebtedness of Directors and Senior Officers

None of the directors or senior officers of the Company have been indebted to the Company or its subsidiary during the fiscal year ended June 30, 2002.

     Management Contracts

The Company is party to management contracts with the following companies all of which relate to compensation paid to certain members of management for their services to the Company.

      OM Management Ltd. Management Agreement
      ---------------------------------------

Effective January 1, 2000, the Company entered into a Management and Administrative Services Agreement (the "OM Agreement") with OM Management Ltd. ("OM"), a private British Columbia company wholly-owned by Praveen K. Varshney, the President, Vice President Finance and a director of the Company, pursuant to which the Company retained OM to provide management and administrative services. The OM Agreement has a term of three years with compensation at the rate of $5,000 per month for management services and $1,000 per month for administrative services. Effective June 1, 2002, the OM Agreement was amended to reduce the management fees paid to OM from $5,000 per month to $2,500 per month.

During the fiscal year ended June 30, 2002, the Company paid $57,500 in management fees and $12,000 in administrative fees to OM pursuant to the OM Agreement.

Save and except as aforesaid, management functions of the Company are substantially performed by directors or senior officers of the Company and not, to any substantial degree, by any other person with whom the Company has contracted.

      Stock Options
As of June 30, 2002, the Company had allotted up to 628,000 common shares for issuance to four directors and senior officers on exercise of the stock options. These shares will be issued at a price of $0.10 per share on exercise of the stock options. The following is a summary of the stock options held by directors and officers of the Parent Company outstanding at June 30, 2002:

-------------------------------------------------------------------------------
                                Exercise       Expiry Date         Shares Under
Optionees                       Price          (D/M/Yr)            Option
-------------------------------------------------------------------------------
DIRECTORS AND SENIOR OFFICERS

Bali Chowdhry                   $0.10          13/10/2003          86,000

Peeyush K. Varshney             $0.10          13/10/2003          159,000
                                $0.10          25/01/2007          119,000

Praveen K. Varshney             $0.10          13/10/2003          145,000
                                $0.10          25/01/2007          119,000
                                                                   -------
                                                                   628,000
                                                                   =======
-------------------------------------------------------------------------------

Of the 628,000 stock options, 390,000 stock options were granted on October 13, 1998 and 238,000 stock options were granted on January 25, 2002. The Exchange approved the granting of stock options on October 16, 1998 and January 29, 2002 respectively. As of the date of Exchange approval, the fair value of the shares underlying the stock options was $1.95 and $0.10, respectively.

C. Board Practices

The Company's board of directors consists of three members, the terms of which expire at the general meeting of shareholders to be held in each year. Directors are elected by a majority of the votes of the Company's common shares present in person or represented by proxy at its annual meeting of shareholders and entitled to vote at such election. Each director will hold office until his or her term expires and his or her successor has been elected and qualified. Executive officers serve at the discretion of the board of directors. Officers are elected at the annual meeting of the directors held immediately after the annual general meeting of shareholders.

The Company has granted and intends to continue to grant incentive stock options to employees, directors, officers and consultants on terms and conditions established by the Board of Directors at the time of the grant and in accordance with the Company's stock option plan and prevailing Exchange policy. The Company's directors do not receive any monies for serving in their capacity as directors and there is currently no arrangement for the payment of any compensation in the future.

The board of directors has set up an audit committee which consists of Messrs. Praveen Varshney, Peeyush Varshney and Mrs. Sieglinde Riedi Kammer. The audit committee engages on behalf of the Company the independent public accountants to audit the Company's annual financial statements, and reviews and approves the planned scope of the annual audit.

D. Employees

As at June 30, 2002, the Parent Company has 1 employee performing administration and accounting duties.

E. Share Ownership

The following list indicates the number of shares held beneficially by Directors and Officers of the Company as at June 30, 2002 and the corresponding percentage of the Company's issued capital such shares represent:

--------------------------------------------------------------------------------
                           Title of Class      Number Owned   Percent of Class
--------------------------------------------------------------------------------
Praveen K. Varshney        Common Stock          321,750            3.93%
Peeyush K. Varshney        Common Stock            6,975            0.09%
                                                 -------            -----
                                                 328,725            4.02%
                                                 =======            =====
--------------------------------------------------------------------------------

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

To the best of the Company's knowledge, the Company is not directly or indirectly owned or controlled by another Company or by any foreign government.

The following table sets forth the shareholdings of those persons who own of record or are known to the Company to own beneficially, directly or indirectly, or exercise control or direction over, more than 5% of the issued and outstanding common shares of the Company as at the date of this annual report:

---------------------------------------------------------------------------------------
Identity of Person or Group       Type of Ownership    Amount Owned    Percent of Class
---------------------------------------------------------------------------------------
CDS & Co. (NCI)                       Direct           7,909,872(1)         96.59%
PO Box 1038 Stn A
25 The Esplanade
Toronto, ON  M5W 1G5
---------------------------------------------------------------------------------------


(1) Beneficial ownership of these shares cannot be determined from publicly available information. CDS & Co. is a depository trust firm holding shares on behalf of brokerage firms and other financial institutions.

B. Related Party Transactions

Other than as disclosed in "Item 6. Directors, Senior Management and
Employees - B. Compensation" and the transactions set forth below, there are no other related party transactions or proposed transactions involving any insider, proposed nominee for election as director, or associate or affiliate of an insider, of the Company that have occurred during the three most recently completed fiscal years of the Company or during the period since the end of the Company's most recently completed fiscal year. There are no debts owing directly or indirectly to the Company by any director or officer of the Company, or by an associate of any director or officer of the Company. Management of the Company has an interest in the following transactions, all of which relate to compensation paid to former and present members of management for their past and present services to the Company.

   (1) Praveen K. Varshney is a controlling shareholder of OM Management Ltd.. During fiscal 2002, the Company accrued OM management fees of $57,500 and was reimbursed for administrative services of $12,000. OM is in the business of providing management services to public companies.

   (2) Praveen K. Varshney and Peeyush K. Varshney are directors of Afrasia Mineral Fields Inc. ("Afrasia"). During fiscal 2002, the Company accrued Afrasia rent of $21,506. Afrasia is an oil and gas exploration company.

The Company believes that the terms of the transactions were on terms as favorable as those which could have been negotiated with unaffiliated third parties.

      Performance Shares and Escrow Securities

As at the date of this annual report, the common shares of the Company are not subject to any escrow agreement, which may not be transferred, assigned or otherwise dealt with thought the consent of regulatory authorities.

C. Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. Statements and Other Financial Information

Attached hereto are the Company's audited financial statements, consisting of balance sheets as at June 30, 2002 and 2001, and statements and operations and deficit, deferred exploration and cash flows for each of the years in the three-year period ended June 30, 2002 along with related notes and Auditor's

Report and Comments by Auditors for U.S. Readers on Canada-U.S. Reporting Difference. See "Item 17. Financial Statements."

      Legal Proceedings
None.

      Dividend Policy

No dividends have been paid on any class of shares of the Company since the date of its incorporation and it is not contemplated that any dividends will be paid in the immediate or foreseeable future.

B. Significant Changes

Not applicable.

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details
The common shares of the Parent Company were listed for trading on the VSE (now the TSX Venture Exchange) on September 28, 1993. The Parent Company's trading symbol on the TSX Venture Exchange is "IGN". The Parent Company has also received clearance for an unpriced quotation on the OTC Bulletin Board by the NASD Regulation, Inc. in the United States effective November 19, 1997 under the trading symbol "IGNIF" and commenced trading on June 18, 1998. Effective January 30, 1998, the Parent Company's common shares commenced trading on the Berlin Stock Exchange, having a trading symbol "IGN GR". On June 30, 2002, 8,188,780 common shares of the Parent Company were outstanding. The closing price of the Parent Company's common shares on the TSX Venture Exchange on June 30, 2002 was $0.05. The following summarizes the reported high and low prices for the periods indicated on the TSX Venture Exchange:

-------------------------------------------------------------------------------
                                     High                     Low
-------------------------------------------------------------------------------
Monthly Stock Prices
   December 2002                  $      0.04              $      0.04
   November 2002                  $      0.04              $      0.02
   October 2002                   $      0.04              $      0.03
   September 2002                 $      0.07              $      0.04
   August 2002                    $      0.04              $      0.04
   July 2002                      $      0.04              $      0.04
   June 2002                      $      0.05              $      0.05
   May 2002                       $      0.05              $      0.05
   April 2002                     $      0.05              $      0.05
Quarterly Stock Prices
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
                                     High                     Low
-------------------------------------------------------------------------------
Fiscal 2002
   First Quarter                  $      0.10              $      0.08
   Second Quarter                 $      0.16              $      0.05
   Third Quarter                  $      0.07              $      0.04
   Fourth Quarter                 $      0.05              $      0.05
Fiscal 2001
   First Quarter                  $      0.70              $      0.46
   Second Quarter                 $      0.64              $      0.14
   Third Quarter                  $      0.20              $      0.12
   Fourth Quarter                 $      0.12              $      0.07
Annual Stock Prices
   Fiscal 2000                    $      1.80              $      0.40
   Fiscal 1999                    $      3.28              $      0.41
-------------------------------------------------------------------------------

The following table indicates the approximate number of record holders of common shares with United States addresses and the portion and percentage of common shares held in the United States as at June 30, 2002:

--------------------------------------------------------------------------------
Total Number         Number of      Number of Common          Percentage of
of Holders         U.S. Holders        Shares                    Common
                                    Held in the U.S.     Shares Held in the U.S.
--------------------------------------------------------------------------------
40                      4               233,558                   2.9%
--------------------------------------------------------------------------------

The computation of the number and percentage of common shares held in the United States is based upon the number of common shares held by record holders with United States addresses and by trusts, estates or accounts with United States addresses as disclosed to the Company following inquiry to all record holders known to the Company to be trustees, executors, guardians, custodians or other fiduciaries holding common shares for one or more trusts, estates or accounts. United States residents may beneficially own common shares held of record by non-United States residents.

A substantial number of common shares are held in "street name" by trustees, executors, guardians, custodians or other fiduciaries, including depositories, brokerage firms and financial institutions. Based on the number of annual reports and proxy statements requested by such nominees, management of the Company estimates that the number of beneficial holders of common shares exceeds 500 of which over 350 holders have United States addresses.

B. Plan of Distribution

Not applicable.

C. Markets
The Company's Common Shares are quoted on the TSX Venture Exchange in the province of British Columbia, Canada under the trading symbol "IGN".

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

      Securities Register

The Company shall keep or cause to be kept a register of members, a register of transfers and a register of allotments within British Columbia, all as required by the Company Act, and may combine one or more of such registers.
If the Company's capital shall consist of more than one class of shares, a separate register of members, register of transfers and register of allotments may be kept in respect of each class of shares. The Directors may appoint a trust company to keep the aforesaid registers or, if there is more than one class of shares, the Director may appoint a trust company, which need not be the same trust company, to keep the registers for each class of shares. The Directors may also appoint one or more trust companies, including the trust company which keeps the said registers of its shares or of a class thereof, as transfer agent for its shares or such class thereof, as the case may be, and the same or another trust company or companies as registrar for its shares
or such class thereof, as the case may be.   The Directors may terminate the
appointment of any such trust company at any time and may appoint another trust company in its place.

Unless prohibited by the Company Act, the company may keep or cause to be kept within the Province one or more branch registers of members and may, if the Company is, or becomes, a reporting company, cause to be kept outside the Province one or more branch register of members.

The Company shall not at any time close its register of members.

      Powers of Directors

      Election and Removal of Directors
      ---------------------------------

At each annual general meeting of the Company all the Directors shall retire and the members entitled to vote at the meeting shall elect a Board of Directors consisting of the number of Directors for the time being fixed pursuant to these Articles. If the Company is, or becomes, a company that is not a reporting company and all the members entitled to attend and vote at an annual general meeting consent in writing to the business required to be transacted at such meeting, the meeting shall be deemed for the purpose of this Part to have been held on the date specified in the consent or in the resolutions consented to in writing dealing with such business.

A retiring Director shall be eligible for re-election.

Where the Company fails to hold an annual general meeting or the members fail to consent to the business required to be transacted at such meeting, the Directors then in office shall be deemed to have been elected or appointed as Directors on the last day on which the annual general meeting could have been held pursuant to these Articles and they may continue to hold office until other Directors are appointed or elected or until the day on which the next annual general meeting is held.
If at any general meeting at which there should be an election of Directors, the places of any of the retiring Directors are not filled by such election, such of the retiring Directors who are not re-elected as may be requested by the newly elected Directors shall, if willing to do so, continue in office to complete the number of Directors for the time being fixed pursuant to these Articles until further new Directors are elected at a general meeting convened for the purpose. If any such election or continuance of Directors does not result in the election or continuance of the number of Directors for the time being fixed pursuant to these Articles such number shall be fixed at the number of Directors actually elected or continued in office.

Any casual vacancy occurring in the Board of Directors may be filled by the remaining Directors or Director.

The office of a Director shall be vacated if the Director:

   (a) resigns his office by notice in writing delivered to the registered office of the Company; or

   (b) ceases to be qualified to act as a Director pursuant to the Company Act.

The Parent Company may by special resolution remove any Director before the expiration of his period of office and may by an ordinary resolution appoint another person in his stead.

Notwithstanding anything contained in these Articles, the Parent Company may at any time by ordinary resolution, increase the number of Directors previously fixed or determined and may, by ordinary resolution, elect such person or persons to fill the vacancy or vacancies thereby created.

Between successive annual general meetings the Directors shall have power to appoint one or more additional Directs but the number of additional Directs shall not at any time exceed 1/3 of the number of Directs elected or appointed at the last annual general meeting of the Company. Any additional Directors so appointed shall hold office only until the next following annual general meeting of the company abut shall be eligible for election at such meeting and so long as he is additional Director the number of Directs shall be increased accordingly.

Any Director may by instrument in writing, telegram, telex, telecopier or any other method of transmitting legibly recorded messages delivered or sent to the Company appoint any person to be his alternate to act in his place at meetings of the Directors at which he is not present unless the Directors shall have disapproved the appointment of such person as an alternate and shall have given notice to that effect to the Director appointing the alternate within a reasonable time after delivery of such instrument to the Company. Every such alternate shall be entitled to notice of meetings of the Directors and to attend and vote as a Director at a meeting at which the person appointing him is not personally present and, if he is a Director, to have a separate vote on behalf of the Director by whom he was appointed in addition to his own vote.
A Director may at any time by instrument, telegram, telex, telecopier or any other method of transmitting legibly recorded messages delivered or sent to the Company revoke the appointment of an alternate appointed by him. The remuneration payable to such an alternate shall be payable out of the remuneration of the Director appointing him.

      Powers and Duties of Directors
      ------------------------------

The Directors shall manage, or supervise the management of, the affairs and business of the Company and shall have authority to exercise all such powers of the Company as are not, by the Company Act, the Memorandum of the Company or these Articles, required to be exercised by the Company in general meeting.

The Directors may from time to time by power of attorney or other instrument under the seal of the Company appoint any person to be the attorney of the Company for such purposes, and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the Directors under these Articles and excepting the powers of the Directors relating to the constitution of the Board and of any of its committees and the appointment or removal of officers and the power to declare dividends) and for such period, with such remuneration and subject to such conditions as the Directors may think fit, and any such appointment may be made in favour of any of the Directs or any of the members of the Company or in favour of any company, or of any of the members, directors, nominees or managers of any company, firm or joint venture and any such power of attorney may contain such provisions for the protection or convenience of persons dealing with such attorney as the Directs think fit. Any such attorney may be authorized by the Directs to sub-delegate all or any of the powers, authorities and discretions for the time being vested in him.

      Directors
      ---------

The subscribers to the Memorandum of the company are the first Directors.
The Directors to succeed the first Directors may be appointed in writing by all the subscribers or by resolution passed at a meeting of the subscribers or, if not so appointed, they shall be elected by the members entitled to vote on the election of Directors and the number of Directors shall be the same as the number of Directors so appointed or elected. The number of Directors, excluding additional Directors, may be fixed or changed from time to time by ordinary resolution, whether previous notice thereof has been given or not, by notwithstanding anything contained in these Articles the number of Directors shall never be less than one or, if the Company is, or becomes, a reporting company, less than three.

The remuneration of the Directors as such may from time to time be determined by the Directors or, if the Directors shall so decide, by the members. Such remuneration may be in addition to any salary or other remuneration paid to any officer or employee of the Company as such who is also a Director. The Directors shall be repaid such reasonable travelling, accommodation and other expenses as they incur in and about the business of the company and if any Director shall perform any professional or other services for the company that in the opinion of the Directors are outside the ordinary duties of a Director or shall otherwise be specially occupied in or about the Company's business, he may be paid a remuneration to be fixed by the beard, or at the option of such Director, by the Company in general meeting, and such remuneration may be either in addition to or in substitution for any other remuneration that he may be entitled to receive. Unless otherwise determined by ordinary resolution, the Directors on behalf of the Company may pay a gratuity, pension or retirement allowance to any Director who has held any office or appointment with the company or to his spouse or dependants and may make contributions to any fund and pay premiums for the purchase or provision of any such gratuity, pension or allowance.

A Director shall not be required to hold a share in the capital of the Company as qualification for his office but shall be qualified to become or act as a Director as required by the Company Act.

      Borrowing
      ---------

The Directors may from time to time in their discretion authorize the Company to:

   (a) borrow money in such amount, in such manner, on such security, from such sources and upon such terms and conditions as they think fit;
   (b) guarantee the repayment of money borrowed by a person or the performances of any obligation of any person;
   (c) issue bonds, debentures, notes and other debt obligations either outright or as continuing security for any indebtedness or liability, direct or indirect, or obligations of the Company or of any other person; and
   (d) mortgage, charge (whether by way of specific or floating charge) or give other security on the undertaking or on the whole or any part of the property and assets of the Company, both present and future.

Any bonds, debentures, notes or other debt obligations of the Company may be issued at a discount, premium or otherwise and with any special privileges as to redemption, surrender, drawing, allotment of or conversion into or exchange for shares or other securities, attending and voting at general meetings of the Company, appointment of Directors or otherwise may by their terms be assignable free from any equities between the Company and the person to whom they were issued or any subsequent holder thereof, all as the Directors may determine.

The Company shall keep or cause to be kept within the Province of British Columbia in accordance with the Company Act a register of its debentures and a register of debenture holders, which registers may be combined, and, subject to the provisions of the Company Act, may keep or cause to be kept one or more branch registers of its debenture holders at such place or places as the Directors may by resolution, regulation or otherwise make such provisions as they think fit respecting the keeping of such branch registers.

Every bond, debenture, note or other debt obligation of the Company shall be signed manually by at least one Director or officer of the Company or by or on behalf of a trustee, registrar, branch registrar, transfer agent or branch transfer agent for the bond, debenture, note or other debt obligation appointed by the Company or under any instrument under which the bond, debenture, note or other debt obligation is issued and any additional signatures may be printed or otherwise mechanically reproduced thereon and, in such event, a bond, debenture, note or other debt obligation so signed is as valid as if assigned manually notwithstanding that any person whose signature is so printed or mechanically reproduced shall have ceased to hold the office that he is stated on such bond, debenture, note or other debt obligation to hold at the date of the issue thereof.

If the Company is, or becomes, a reporting company, it shall keep or cause to be kept a register of its indebtedness to every Director or officer of the Company or an associate of any of them in accordance with the provisions of the Company Act.

      Description of Securities

The Company is authorized to issue one class of shares, namely an unlimited number of Common Shares without par value.

      Common Shares
      -------------

The Company is authorized to issue an unlimited number of common shares without nominal or par value of which, as at June 30, 2002, 8,188,780 are issued and outstanding as fully paid and non-assessable, 628,000 are reserved under directors' and management stock options (see "Item 6E. Directors, Senior Management and Employees - Share Ownership - Stock Options").

The holders of the common shares are entitled to:
   a. to vote at all meetings of shareholders, except meetings at which only holders of a specified class of shares are entitled to vote, and on every poll taken at every such meeting, or adjourned meeting, every holder of Common Shares shall be entitled to one vote in respect of each Common Share held;

   b. subject to the rights of the holders of Preferred Shares, to receive the remaining property of the Company upon a dissolution; and

   c. subject to the rights to dividends of the holders of Preferred Shares, to receive all other dividends declared by the Company.

C. Material Contracts

Nil

D. Exchange Controls

The following disclosure addresses provisions of the Investment Canada Act (the "ICA"), enacted on June 20, 1985, that are material to an investment in the Company.

Canada has no system of exchange controls. There are no exchange restrictions on borrowing from foreign countries or on the remittance of dividends, interest, royalties and similar payments, management fees, loan repayments, settlement of trade debts or the repatriation of capital.

The ICA requires prior notification to the Government of Canada on the "acquisition of control" of Canadian businesses by non-Canadians, as defined in the ICA. Certain acquisitions of control, discussed below, are reviewed by the Government of Canada. The term "acquisition of control" is defined as any one or more non-Canadian persons acquiring all or substantially all of the assets used in the Canadian business, or the acquisition of the voting shares of a Canadian corporation carrying on the Canadian business or the acquisition of the voting interests of an entity controlling or carrying on the Canadian business. The acquisition of the majority of the outstanding shares is deemed to be an "acquisition of control" of a corporation. The acquisition of less than a majority, but one-third or more, of the voting shares of a corporation is presumed to be an "acquisition of control" of a corporation unless it can be established that the purchaser will not control the corporation.

Investments requiring notification and review are all direct acquisitions of Canadian businesses with assets of $5,000,000 or more (subject to the comments below on WTO investors), and all indirect acquisitions of Canadian businesses (subject to the comments below on WTO investors) with assets of more than $50,000,000 or with assets of between $5,000,000 and $50,000,000 which represent more than 50% of the value of the total international transaction. In addition, specific acquisitions or new businesses in designated types of business activities related to Canada's cultural heritage or national identity could be reviewed if the Government of Canada considers that it is in the public interest to do so.

The ICA was amended with the implementation of the Agreement establishing the World Trade Organization ("WTO") to provide for special review thresholds for "WTO investors", as defined in the ICA. "WTO investor" generally means:

   (a) an individual, other than a Canadian, who is a national of a WTO member (such as, for example, the United States), or who has the right of permanent residence in relation to that WTO member;

   (b) governments of WTO members; and

   (c) entities that are not Canadian controlled, but which are WTO investor controlled, as determined by rules specified in the ICA.

The special review thresholds for WTO investors do not apply, and the general rules described above do apply, to the acquisition of control of certain types of businesses specified in the ICA, including a business that is a "cultural business". If the WTO investor rules apply, an investment in the shares of the Company by or from a WTO investor will be reviewable only if it is an investment to acquire control of the Company and the value of the assets of the Company is equal to or greater than a specified amount (the "WTO Review Threshold"). The WTO Review Threshold is adjusted annually by a formula relating to increases in the nominal gross domestic product of Canada. For 2001, the WTO Review Threshold was determined to be $209,000,000.

If any non-Canadian, whether or not a WTO investor, acquires control of the Company by the acquisition of shares, but the transaction is not reviewable as described above, the non-Canadian is required to notify the Canadian government and to provide certain basic information relating to the investment. A non-Canadian, whether or not a WTO investor, is also required to provide a notice to the government on the establishment of a new Canadian business. If the business of the Company is then a prescribed type of business activity related to Canada's cultural heritage or national identity, and if the Canadian government considers it to be in the public interest to do so, then the Canadian government may give a notice in writing within 21 days requiring the investment to be reviewed.

For non-Canadians (other than WTO investors), an indirect acquisition of control, by the acquisition of voting interests of an entity that directly or indirectly controls the Company, is reviewable if the value of the assets of the Company is then $50,000,000 or more. If the WTO investor rules apply, then this requirement does not apply to a WTO investor, or to a person acquiring the entity from a WTO investor. Special rules specified in the ICA apply if the value of the assets of the Company is more than 50% of the value of the entity so acquired. By these special rules, if the non-Canadian (whether or not a WTO investor) is acquiring control of an entity that directly or indirectly controls the Company, and the value of the assets of the Company and all other entities carrying on business in Canada, calculated in the manner provided in the ICA and the regulations under the ICA, is more than 50% of the value, calculated in the manner provided in the ICA and the regulations under the ICA, of the assets of all entities, the control of which is acquired, directly or indirectly, in the transaction of which the acquisition of control of the Company forms a part, then the thresholds for a direct acquisition of control as discussed above will apply, that is, a WTO Review Threshold of $209,000,000 (in 2001) for a WTO investor or a threshold of $5,000,000 for a non-Canadian other than a WTO investor. If the value exceeds that level, then the transaction must be reviewed in the same manner as a direct acquisition of control by the purchase of shares of the Company.

If an investment is reviewable, an application for review in the form prescribed by the regulations is normally required to be filed with the Director appointed under the ICA (the "Director") prior to the investment taking place and the investment may not be consummated until the review has been completed. There are, however, certain exceptions. Applications concerning indirect acquisitions may be filed up to 30 days after the investment is consummated and applications concerning reviewable investments in culture-sensitive sectors are required upon receipt of a notice for review. In addition, the Minister (a person designated as such under the ICA) may permit an investment to be consummated prior to completion of the review, if he is satisfied that delay would cause undue hardship to the acquiror or jeopardize the operations of the Canadian business that is being acquired.
The Director will submit the application to the Minister, together with any other information or written undertakings given by the acquiror and any representation submitted to the Director by a province that is likely to be significantly affected by the investment.

The Minister will then determine whether the investment is likely to be of net benefit to Canada, taking into account the information provided and having regard to certain factors of assessment where they are relevant. Some of the factors to be considered are:

   (a) the effect of the investment on the level and nature of economic activity in Canada, including the effect on employment, on resource processing, and on the utilization of parts, components and services produced in Canada;

   (b) the effect of the investment on exports from Canada;

   (c) the degree and significance of participation by Canadians in the Canadian business and in any industry in Canada of which it forms a part;

   (d) the effect of the investment on productivity, industrial efficiency, technological development, product innovation and product variety in Canada;

   (e) the effect of the investment on competition within any industry or industries in Canada;

   (f) the compatibility of the investment with national industrial, economic and cultural policies;

   (g) the compatibility of the investment with national industrial, economic and cultural policies taking into consideration industrial, economic and cultural objectives enunciated by the government or legislature of any province likely to be significantly affected by the investment; and

   (h) the contribution of the investment to Canada's ability to compete in world markets.

To ensure prompt review, the ICA sets certain time limits for the Director and the Minister. Within 45 days after a completed application has been received, the Minister must notify the acquirer that he is satisfied that the investment is likely to be of net benefit to Canada, or that he is unable to complete his review, in which case he shall have 30 additional days to complete his review (unless the acquirer agrees to a longer period), or he is not satisfied that the investment is likely to be of net benefit to Canada.

Where the Minister has advised the acquirer that he is not satisfied that the investment is likely to be of net benefit to Canada, the acquirer has the right to make representations and submit undertakings within 30 days of the date of the notice (or any further period that is agreed upon between the acquirer and the Minister). On the expiration of the 30 day period (or the agreed extension), the Minister must quickly notify the acquirer that he is now satisfied that the investment is likely to be of net benefit to Canada or that he is not satisfied that the investment is likely to be of net benefit to Canada. In the latter case, the acquirer may not proceed with the investment or, if the investment has already been consummated, must divest itself of control of the Canadian business.

The ICA provides civil remedies for non-compliance with any provision. There are also criminal penalties for breach of confidentiality or providing false information.

Except as provided in the ICA, there are no limitations under the laws of Canada, the Province of Alberta or in any constituent documents of the Company on the right of non-Canadians to hold or vote the common shares of the Company.

The ICA specifically exempts certain transactions from either notification or review. Included among this category of transactions is the acquisition of voting shares or other voting interests by any person in the ordinary course of that person's business as a trader or dealer in securities.

The Company does not have assets of more than $179 million.

E. Taxation

A brief description of certain provisions of the tax treaty between Canada and the United States is included below, together with a brief outline of certain taxes, including withholding provisions to which United States security holders are subject under existing laws and regulations of Canada and the United States. The consequences, if any, of state and local taxes are not considered. The following information is general and security holders should seek the advice of their own tax advisors, tax counsel or accountants with respect to the applicability or effect on their own individual circumstances of not only the matters referred to herein, but also any state or local taxes.

The Company has not paid dividends on the common shares in any of its last five fiscal years, and has no plans to pay dividends in the immediate future. See "Item 8 - Selected Financial Data - Dividend Policy". Canadian federal tax legislation would require a 25% withholding from any dividends paid or deemed to be paid to the Company's non-resident shareholders. However, shareholders resident in the United States would generally have this rate reduced to 15% pursuant to the tax treaty between Canada and the United States. The withholding tax rate on the gross amount of dividends is reduced to 5% if the beneficial owner of the dividend is a U.S. corporation, which owns at least
10% of the voting stock of the Canadian Corporation paying the dividends.
The amount of stock dividends paid to non-residents of Canada would be subject to withholding tax at the same rate as cash dividends. The amount of a stock dividend (for tax purposes) would generally be equal to the amount by which the paid-up capital of the Company had increased by reason of the payment of such dividend. The Company will furnish additional tax information to shareholders in the event of such a dividend. Interest paid or deemed to be paid on the Company's debt securities held by non-Canadian residents may also be subject to Canadian withholding tax, depending upon the terms and provisions of such securities and any applicable tax treaty.

Gains derived from a disposition of shares of the Company by a non-resident shareholder will be subject to tax in Canada only if not less than 25% of any class of shares of the Company were owned by the non-resident shareholder and/or persons with whom the non-resident did not deal at arm's length at any time during the five year period immediately preceding the disposition. In such cases, gains derived by a U.S. shareholder from a disposition of shares of the Company would likely be exempt from tax in Canada by virtue of the Canada-U.S. tax treaty.

All prospective investors are advised to consult their own tax advisors with respect to the specific tax consequences of purchasing common shares.

      U.S. Holders

As used herein, a "U.S. Holder" means a holder of common shares of the Company who is (i) a citizen or individual resident of the United States, (ii) a corporation or partnership created or organized in or under the laws of the United States or of any political subdivision thereof, (iii) an estate whose income is taxable in the United states irrespective of source or (iv) a trust subject to the primary supervision of a court within the United States and control of a United States fiduciary as described Section 7701(a)(30) of the Code. This summary does not address the tax consequences to, and U.S. Holder does not include, persons subject to specific provisions of federal income tax law, such as tax-exempt organizations, qualified retirement plans, individual retirement accounts and other tax-deferred accounts, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, persons or entities that have a "functional currency" other than the U.S. dollar, shareholders subject to the alternative minimum tax, shareholders who hold common shares as part of a straddle, hedging or a conversion transaction, constructive sale or other arrangement involving more than one position, and shareholders who acquired their common shares through the exercise of employee stock options or otherwise as compensation for services. This summary is limited to U.S. Holders who own common shares as capital assets within the meaning of Section 1221 of the Code. This summary does not address the consequences to a person or entity holding an interest in a shareholder or the consequences to a person of the ownership, exercise or disposition of any options, warrants or other rights to acquire common shares.

      Distribution on Common Shares of the Company

U.S. Holders receiving dividend distributions (including constructive dividends)with respect to common shares of the Company are required to include in gross income for United States federal income tax purposes the gross amount of such distributions equal to the U.S. dollar value of such distributions on the date of receipt (based on the exchange rate on such date) to the extent that the Company has current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions. Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder's federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder's federal taxable income by those who itemize deductions. (See more detailed discussion at "Foreign Tax Credit" below). To the extent that distributions exceed current or accumulated earnings and profits of the Company, they will be treated first as a return of capital up to the U.S. Holder's adjusted basis in the common shares and thereafter as gain from the sale or exchange of the common shares. Preferential tax rates for long-term capital gains are applicable to a U.S. Holder which is an individual, estate or trust. There are currently no preferential tax rates for long-term capital gains for a U.S. Holder which is a corporation.

In the case of foreign currency received as a dividend that is not converted by the recipient into U.S. dollars on the date of receipt, a U.S. Holder will have a tax basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Generally any gain or loss recognized upon a subsequent sale or other disposition of the foreign currency, including the exchange for U.S. dollars, will be ordinary income or loss. However, an individual whose realized gain does not exceed $200 will not recognize that gain, to the extent that there are no expenses associated with the transaction that meet the requirement for deductibility as a trade or business expense (other than travel expenses in connection with a business trip) or as an expense for the production of income.

Dividends paid on the common shares of the Company generally will not be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations. A U.S. Holder which is a corporation and which owns shares representing at least 10% of the voting power and value of the Company may, under certain circumstances, be entitled to a 70% (or 80% if the U.S. Holder owns shares representing at least 20% of the voting power and value of the Company) deduction of the United States source portion of dividends received from the Company (unless the Company qualifies as a "foreign personal holding company" or a "passive foreign investment Company," as defined below). The availability of this deduction is subject to several complex limitations which are beyond the scope of this discussion.

Certain information reporting and backup withholding rules may apply with respect to the Company's common shares. In particular, a payor or middleman within the U.S., or in certain cases outside the U.S., will be required to withhold 31% of any payments to a holder of the Company's common shares of dividends on, or proceeds from the sale of, such common shares within the U.S., unless the holder is an exempt recipient, if the holder fails to furnish its correct taxpayer identification number or otherwise fails to comply with, or establish an exemption from, the backup withholding tax requirements.
Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a refund or a credit against the U.S. federal income tax liability, provided the required information is furnished to the IRS. U.S. Holders are urged to consult their own tax counsel regarding the information reporting and backup withholding rules applicable to the Company's common shares.

      Foreign Tax Credit

A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of common shares of the Company may be entitled, at the option of the U.S. Holder, to either receive a deduction or a tax credit for such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces United
States federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer's income subject to tax. This election is made on a year-by-year basis and applies to all foreign taxes paid by (or withheld from) the U.S. Holder during that year. There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder's United States income tax liability that the U.S. Holder's foreign sources income bears to his or its worldwide taxable income. In the determination of the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process. In addition, this limitation is calculated separately with respect to specific classes of income such as "passive income," "high withholding tax interest," "financial services income," "shipping income," and certain other classifications of income. Dividends distributed by the Company will generally constitute "passive income" or, in the case of certain U.S. Holders, "financial services income" for these purposes. In addition, U.S. Holders which are corporations that own 10% or more of the voting stock of the Company may be entitled to an "indirect" foreign tax credit under Section 902 with respect to payment of dividends by the Company under certain circumstances and subject to complex rules and limitations. The availability of the foreign tax credit and the application of the limitations on the credit are fact specific, and U.S. Holders of common shares of the Company should consult their own tax advisors regarding their particular circumstances.

      Disposition of Common Shares of the Company

A U.S. Holder will recognize gain or loss upon the sale of common shares of the Company equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received, and (ii) the shareholder's tax basis in the common shares of the Company. Preferential tax rates apply to long-term capital gains of U.S. Holders which are individuals, estates or trusts. This gain or loss will be capital gain or loss if the common shares are a capital asset in the hands of the U.S. Holder, which will be long-term capital gain or loss if the common shares of the Company are held for more than one year. Deductions for net capital losses are subject to significant limitations. For U.S. Holders which are not corporations, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted. For U.S. Holders that are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

      Other Considerations

In the following circumstances, the above sections of this discussion may not describe the United States federal income tax consequences resulting from the holding and disposition of common shares:

      Foreign Personal Holding Company
      --------------------------------

If at any time during a taxable year (i) more than 50% of the total combined voting power or the total value of the corporation's outstanding shares is owned, directly or indirectly, by five or fewer individuals who are citizens or residents of the United States and (ii) 60% (50% in some circumstances) or more of the corporation's gross income for such year was "foreign personal holding corporation ." In that event, U.S. Holders that hold common shares would be required to include in gross income for such year their allocable portions of such passive income to the extent the corporation does not actually distribute such income. The Company does not believe that it currently qualifies as a foreign personal holding corporation. However, there can be no assurance that the Company will not be considered a foreign personal holding corporation for the current or any future taxable year.

      Foreign Investment Company
      --------------------------

If 50% or more of the combined voting power or total value of the Company's outstanding shares is held, directly or indirectly, by citizens or residents of the United States, United States domestic partnerships or corporations, or estates or trusts other than foreign estates or trusts (as defined by the Code Section 7701(a)(31)), and the Company is found to be engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest therein, it is possible that the Company may be treated as a "foreign investment corporation" as defined in Section 1246 of the Code, causing all or part of any gain realized by a U.S. Holder selling or exchanging common shares to be treated as ordinary income rather than capital gain. The Company does not believe that it currently qualifies as a foreign investment corporation. However, there can be no assurance that the Company will not be considered a foreign investment corporation for the current or any future taxable year.

      Passive Foreign Investment Corporation
      --------------------------------------

Certain United States income tax legislation contains rules governing "passive foreign investment companies" ("PFIC") which can have significant tax effects on U.S. Holders of foreign corporations. These rules do not apply to non-U.S. Holders. Section 1297 of the Code defines a PFIC as a corporation that is not formed in the United States and, for any taxable year, either (i) 75% or more of its gross income is "passive income", which includes interest, dividends and certain rents and royalties or (ii) the average percentage, by fair market value (or, if the corporation is not publicly traded and either is a controlled foreign corporation or makes an election, by adjusted tax basis) of its assets that produce or are held for the production of "passive income" is 50% or more. If a foreign corporation owns, directly or indirectly, at least 25% by value of the stock a second corporation, then for purposes of the PFIC tests described above, the first corporation will be treated as owning a proportionate share of the assets of, and as receiving a proportionate share of the income of, the second corporation.

The Company believes that it qualified as a PFIC for the fiscal year ended June 30, 2002 and may have qualified as a PFIC in prior years. The Company may or may not qualify as a PFIC in subsequent years due to changes in its assets and business operations. There can be no assurance that the Company's determination concerning its PFIC status will not be challenged or that it will be able to satisfy record keeping requirements that will be imposed on a qualified electing fund ("QEF"). Each U.S. Holder of the Company is urged to consult a tax advisor with respect to how the PFIC rules affect their tax situation.

A U.S. Holder who holds stock in a foreign corporation during any year in which such corporation qualifies as a PFIC is subject to United States federal income taxation under one of two alternative tax regimes at the election of each such U.S. Holder. The following is a discussion of such two alternative tax regimes applied to such U.S. Holders of the Company. In addition, special rules apply if a foreign corporation qualifies as both a PFIC and a "controlled foreign corporation" (as defined below) and a U.S. Holder owns, actually or constructively, 10% or more of the total combined voting power of all classes of stock entitled to vote of such foreign corporation (See more detailed discussion at "Controlled Foreign Corporation" below).

A U.S. Holder who elects in a timely manner to treat the Company as a QEF (an "Electing U.S. Holder") will be subject, under Section 1293 of the Code, to current federal income tax for any taxable year in which the Company qualifies as a PFIC on his pro rata share of the Company's (i) "net capital gain" (the excess of net long-term capital gain over net short-term capital loss), which will be taxed as long-term capital gain to the Electing U.S. Holder and (ii) "ordinary earnings" (the excess of earnings and profits over net capital gain), which will be taxed as ordinary income to the Electing U.S. Holder, in each case, for the shareholder's taxable year in which (or with which) the Company's taxable year ends, regardless of whether such amounts are actually distributed.

The effective QEF election also allows the Electing U.S. Holder to (i) generally treat any gain realized on the disposition of his Company common shares (or deemed to be realized on the pledge of his shares) as capital gain; (ii) treat his share of the Company's net capital gain, if any, as long-term capital gain instead of ordinary income; and (iii) either avoid interest charges resulting from PFIC status altogether, or make an annual election, subject to certain limitations, to defer payment of current taxes on his share of the Company's annual realized net capital gain and ordinary earnings subject, however, to an interest charge. If the Electing U.S. Holder is not a corporation, such an interest charge would be treated as "personal interest" that is not deductible.

The procedure a U.S. Holder must comply with in making an effective QEF election will depend on whether the year of the election is the first year in the U.S. Holder's holding period in which the Company is a PFIC. If the U.S. Holder makes a QEF election in such first year, i.e., a timely QEF election, then the U.S. Holder may make the QEF election by simply filing the appropriate documents at the time the U.S. Holder files his tax return for such first year. If, however, the Company qualified as a PFIC in a prior year, then in addition to filing documents, the U.S. Holder must elect to recognize (i) under the rules of Section 1291 of the Code (discussed herein), any gain that he would otherwise recognize if the U.S. Holder sold his stock on the qualification date or (ii) if the Company is a controlled foreign corporation, the U.S. Holder's pro rata share of the Company's post-1986 earnings and profits as of the qualification date. The qualification date is the first day of the Company's first tax year in which the Company qualified as a QEF with respect to such U.S. Holder. The elections to recognize such gain or earnings and profits can only be made if such U.S. Holder's holding period for the common shares of the Company includes the qualification date. By electing to recognize such gain or earnings and profits, the U.S. Holder will be deemed to have made a timely QEF election.
A U.S. Holder who made elections to recognize gain or earnings and profits after May 1, 1992 and before January 27, 1997 may, under certain circumstances, elect to change such U.S. Holder's qualification date to the first day of the first QEF year. U.S. Holders are urged to consult a tax advisor regarding the availability of and procedure for electing to recognize gain or earnings and profits under the foregoing rules.

A QEF election, once made with respect to the Company, applies to the tax year for which it was made and to all subsequent tax years, unless the election is invalidated or terminated, or the IRS consents to revocation of the election. If a QEF election is made by a U.S. Holder and the Company ceases to qualify as a PFIC in a subsequent tax year, the QEF election will remain in effect, although not applicable, during those tax years in which the Company does not qualify as a PFIC. Therefore, if the Company again qualifies as a PFIC in a subsequent tax year, the QEF election will be effective and the U.S. Holder will be subject to the rules described above for Electing U.S. Holders in such tax year and any subsequent tax years in which the Company qualifies as a PCIF. In addition, the QEF election remains in effect, although not applicable, with respect to an Electing U.S. Holder even after such U.S. Holder disposes of all of his or its direct and indirect interest in the shares of the Company qualifies as a PFIC.

If a U.S. Holder does not make a timely QEF election during a year in which it holds (or is deemed to have held) the shares in question and the Company is a PFIC (a "Non-electing U.S. Holder"), then special taxation rules under Section 1291 of the Code will apply to (i) gains realized on the disposition (or deemed to be realized by reasons of a pledge) of his Company common shares and (ii) certain "excess distributions", (generally, distributions received in the current taxable year that are in excess of 125% of the average distributions received during the three preceding years or, if shorter, the U.S. Holder's holding period) by the Company.

A Non-electing U.S. Holder generally would be required to pro rate all gains realized on the disposition of his Company common shares and all excess distribution of his Company common shares over the entire holding period for the common shares. All gains or excess distributions allocated to prior years of the U.S. Holder (other than years prior to the first taxable year of the Company during such U.S. Holder's holding period and beginning after January 1, 1987 for which it was a PFIC) would be taxed at the highest tax rate for each such prior year applicable to ordinary income. The Non-Electing U.S. Holder also would be liable for interest on the foregoing tax liability for each such prior year calculated as if such liability had been due with respect to each such prior year. A Non-electing U.S. Holder that is not a corporation must treat this interest charge as "personal interest" which, as discussed above, is wholly nondeductible. The balance of the gain of the excess distribution will be treated as ordinary income in the year of the disposition or distribution, and no interest charge will be incurred with respect to such balance.

If the Company is a PFIC for any taxable year during which a Non-electing U.S. Holder holds Company common shares, then the Company will continue to be treated as a PFIC with respect to such Company common shares, even if it is no longer definitionally a PFIC. A Non-Electing U.S. Holder may terminate this deemed PFIC status by electing to recognize a gain (which will be taxed under the rules discussed above for Non-Electing U.S. Holders) as if such Company common shares had been sold on the last day of the last taxable year for which it was a PFIC.

Effective for tax years of U.S. Holders beginning after December 31, 1997, U.S. Holders who hold, actually or constructively, marketable stock (as specifically defined in the Treasury Regulations) of a foreign corporation that qualifies as a PFIC may annually elect to mark such stock to the market (a "mark-to-market election'). If such an election is made, such U.S. Holder will generally not be subject to the special taxation rules of Section 1291 discussed above. However, if the mark-to-market election is made by a Non-electing U.S. Holder after the beginning of the holding period for the PFIC stock, then the Section 1291 rules will apply to certain dispositions of, distributions on and other amounts taxable with respect to the Company common shares. A U.S. Holder who makes the mark-to market election will include in income for the taxable year for which the election was made an amount equal to the excess, if any, of the fair market value of such shares as of the common shares of the Company as of the close of such tax year over such U.S. Holder's adjusted basis in such common shares. In addition, the U.S. Holder is allowed a deduction for the lesser of (i) the excess, if any, of such U.S. Holder's adjusted tax basis in the common shares over the fair market value of such shares as of the close of the tax year, or (ii) the excess, if any of (A) the mark-to-market gains for the common shares in the Company included by such U.S. Holder for prior tax years, including any amount which would have been included for any prior tax year but for the
Section 1291 interest on tax deferral rules discussed above with respect to Non-electing U.S. Holders, over (B) the mark-to-market loses for shares that were allowed as deductions for prior tax years. A U.S. Holder's adjusted tax basis in the common shares of the Company will be adjusted to reflect the amount included in or deducted from income as a result of a mark-to-market election. A mark-to-market election applies to the taxable year in which the election is made and to each subsequent taxable year, unless the Company common shares cease to be marketable, as specifically defined, or the IRS consents to revocation of the election. Because the IRS has not established procedures for making a mark-to-market election, U.S. Holders should consult their tax advisor regarding the manner of making such an election.

Under Section 1291(f) of the code, the IRS has issued Proposed Treasury Regulations that, subject to certain exceptions, would treat as taxable certain transfers of PFIC stock by Non-electing U.S. Holders that were generally not otherwise taxed, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death. Generally, in such ceases the basis of the Company common shares in the hands of the transferee and the basis of any property received in exchange for those common shares would be increased by the amount of gain recognized. Under the Proposed Treasury Regulations, an Electing U.S. Holder would not be taxed on certain transfers of PFIC stock, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death. The transferee's basis in this case will depend on the manner in which the common shares are transferred. The specific tax effect to the U.S. Holder and the transferee may vary based on the manner in which the common shares are transferred. Each U.S. Holder of the Company is urged to consult a tax advisor with respect to how the PFIC rules affect their tax situation.

Certain special, generally adverse, rules will apply with respect to Company common shares while the Company is a PFIC whether or not it is treated as a QEF. For example under Section 1298(b)(6) of the Code, a U.S. Holder who uses PFIC stock as security for a loan (including a margin loan) will, except as may be provided in regulations, be treated as having made a taxable disposition of such shares.

      Controlled Foreign Corporation
      ------------------------------

If more than 50% of the total combined voting power of all classes of shares entitled to vote or the total value of the shares of the Company is owned, actually or constructively, by citizens or residents of the United States, United States domestic partnerships and corporations or estates or trusts other than foreign estates or trusts (as defined by the Code Section 7701(a)(31)), each of whom own, actually or constructively, 10% or more of the total combined voting power of all classes of shares entitled to vote of the Company ("United States shareholder"), the Company could be treated as a controlled foreign corporation ("CFC") under Subpart F of the Code.
This classification would effect many complex results, one of which is the inclusion of certain income of a CFC which is subject to current U.S. tax.
The United States generally taxes a United States Shareholder of a CFC currently on their pro rata shares of the Subpart F income of the CFC.
Such United States Shareholders are generally treated as having received a current distribution out of the CFC's Subpart F income and are also subject to current U.S. tax on their pro rata shares of the CFC's earnings invested in U.S. property. The foreign tax credit described above may reduce the U.S. tax on these amounts. In addition, under Section 1248 of the Code, gain from the sale or exchange of shares by a U.S. Holder of common shares of the Company who is or was a United States Shareholder at any time during the five-year period ending with the sale or exchange is treated as ordinary income to the extent of earnings and profits of the Company attributable to the shares sold or exchanged. If a foreign corporation is both a PFIC and a CFC, the foreign corporation generally will not be treated as a PFIC with respect to United States Shareholders of the CFC. This rule generally will be effective for taxable years of United States Shareholders beginning after 1997 and for taxable years of foreign corporations ending with or within such taxable years of United States Shareholders. Special rules apply to United States shareholders who are subject to the special taxation rules under Section 1291 discussed above with respect to a PFIC. Because of the complexity of Subpart F, a more detailed review of these rules is outside of the scope of this discussion. The Company does not believe that it currently qualifies as a CFC. However, there can be no assurance that the Company will not be considered a CFC for the current or any future taxable year.

      Canadian Federal Income Tax Consequences

The following is a general discussion of all material Canadian federal income tax consequences, under current law, generally applicable to (a "Holder") of one or more common shares of Telesis North Communications Inc. (the "Company") who for the purposes of the Income Tax Act (Canada)(the "Act") is a non-resident of Canada, holds his common shares as capital property and deals at arm's length with the Company and is restricted to such circumstances.

      Dividends
      ---------

A Holder will be subject to Canadian withholding tax ("Part XIII Tax") equal to 25%, or such lower rate as may be available under an applicable tax treaty, of the gross amount of any dividend paid or deemed to be paid on his common shares. Under the 1995 Protocol amending the Canada-U.S. Income Tax Convention
(1980) (the "Treaty") the rate of Part XIII Tax applicable to a dividend on common shares paid to a Holder who is a resident of the United States is reduced from the 25% rate. Under the Treaty, the Company will be required to withhold Part XIII Tax at 15% from each dividend so paid and remit the withheld amount directly to the Receiver General for Canada for the account of the Holder. The 15% rate is further reduced to 5% if the shareholder is a corporation owning at least 10% of the outstanding common shares of the Company.

      Disposition of Common Shares
      ----------------------------

A Holder who disposes of a common share, including by deemed disposition on death, will not be subject to Canadian tax on any capital gain (or capital loss) thereby realized unless the common share constituted "taxable Canadian property" as defined by the Act. Generally, a common share will not constitute taxable Canadian property of a Holder unless he held the common share as capital property used by him carrying on a business (other than an insurance business) in Canada, or he or persons with whom he did not deal at arm's length alone or together held or held options to acquire, at any time within the five years preceding the disposition, 25% or more of the shares of any class of the capital stock of the Company. The disposition of a common share that constitutes "taxable Canadian property" of a Holder could also result in a capital loss, which can be used to reduce all taxable income (only that portion of taxable income derived from a capital gain).

A capital gain occurs when proceeds from the disposition of a share of other capital property exceeds the original cost. A capital loss occurs when the proceeds from the disposition of a share are less than the original cost. Under the Act, capital gain is effectively taxed at a lower rate as only 50% of the gain is effectively included in the Holder's taxable income.

A Holder who is a resident of the United States and realizes a capital gain on a disposition of a common share that was taxable Canadian property will nevertheless, by virtue of the Treaty, generally be exempt from Canadian tax thereon unless (a) more than 50% of the value of the common share is derived from, or forms an interest in, Canadian real estate, including Canadian mineral resource properties, (b) the common share formed part of the business property of a permanent establishment that the Holder has or had in Canada within the 12 months preceding disposition, or (c) the Holder (i) was a resident of Canada at any time within the 10 years immediately, and for a total of 120 months during the 20 years, preceding the disposition, and (ii) owned the common share when he ceased to be a resident in Canada.

A Holder who is subject to Canadian tax in respect of a capital gain realized on disposition of a common share must include one half of the capital gain (taxable capital gain) in computing his taxable income earned in Canada.
The Holder may, subject to certain limitations, deduct one half of any capital loss (allowable capital loss) arising on disposition of taxable Canadian property from taxable gains realized in the year of disposition in respect to taxable Canadian property. To the extent the capital loss is not deductible in the current year the taxpayer may deduct the capital loss (after taking into account the inclusion rate of a previous year) from such taxable capital gains of any of the three preceding years or any subsequent year.

F. Dividends and Paying Agents

Not applicable.

G. Statements by Experts

Not applicable.

H. Documents on Display

The Company has filed with the Securities and Exchange Commission this Annual Report on Form 20-F, including exhibits, under the Securities and Exchange Act of 1934 with respect to the Company's Common Shares.

You may read and copy all or any portion of the Annual Report of other information in our files in the Commission's public reference room at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the regional offices of the Commission located at Seven World Trade Centre, 13th Floor, New York, NY 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. You may request copies of these documents upon payment of a duplicating fee, by writing to the Commission. Please call the Commission at 1-800-SEC-0330 for further information on the operation of the public reference rooms.

I. Subsidiary Information

Not applicable.

ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Not applicable.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATION TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. RESERVED

ITEM 16. RESERVED

PART III

ITEM 17. FINANCIAL STATEMENTS

The Financial Statements have been prepared in accordance with Canadian GAAP and are presented in Canadian dollars. There are material measurement differences between United States and Canadian GAAP. A reconciliation of the financial statements to United States GAAP is set forth in Note 10 to the Financial Statements.

ITEM 18. FINANCIAL STATEMENTS

See "Item 17. Financial Statements."

ITEM 19. FINANCIAL STATEMENTS AND EXHIBITS

(a)      Financial Statements
         --------------------
         Auditors' Report and Comments by Auditors for United States Readers on Canada-United States Reporting Difference dated August 20, 2002.

         Balance Sheets at June 30, 2002 and 2001.

(a)      Financial Statements
         --------------------
         Statements of Operations and Deficit for the Years Ended June 30, 2002, 2001, and 2000.

         Statements of Cash Flows for the Years Ended June 30, 2002, 2001 and 2000.

         Notes to Financial Statements for the Years Ended June 30, 2002, 2001, and 2000.

EXHIBITS

The following exhibits are attached to and form part of this Annual Report:

Exhibit
1.1         Memorandum and Articles, as amended*
1.2 Management and Administrative Services Contract between the Company and O.M. Management Ltd. dated May 1, 1992*
1.3         Escrow Agreement dated February 11, 1997*
1.4 Stock Options Agreements between the Company and various employees and directors*
1.5         Sponsorship Agreement dated August 23, 1996*
1.6         Sharc, Inc. Agreement dated August 24, 1996*
1.7         Auditors' consent letters*
1.8 Lease Agreement dated July 1, 1997 between Williams, Ricardo and WinStreak (St. Kitts) Ltd.*
1.9 Shareholders' Agreement dated July 31, 1997 among Internet Global Network (Barbados) Inc. and Axion Holdings (Barbados) Inc. and Thunderbird (Barbados) Inc. and Winventure Limited*
2.0 The InterActive Technology Trust Agreement dated December 1, 1997 among Frank Buser, Harrington Trust Limited, and David Hauenstein*
2.1 Agreement dated August 24, 1996 between Sharc, Inc. and IGC Internet Gaming Corp.*
2.2 Management services agreement dated December 1, 1997 between IGN Internet Global Network Inc. and Madhuri Ventures Inc. *
2.3 Management services agreement dated December 1, 1997 between IGN Internet Global Network Inc. and Madhuri Ventures Inc. *
2.4 Fourth Sublease dated June 30, 1998 among Afrasia Mineral Fields Inc., Akash Ventures Inc., Andina Development Corp., Axion Communications Inc., Camphor Ventures Inc. and IGN Internet
            Global Network Inc. *
2.5 Merchant Processing Agreement dated May 22, 1998 between the Bank of Nevis and INTERFI Corporation. *
3.0 Sublease dated November 1, 1998 between Winstreak Limited and Databank International Ltd. *
3.1 Equipment lease dated November 1, 1998 between Winstreak Limited and Databank International Ltd. *
3.2 Management services agreement dated January 1, 2000 between IGN Internet Global Network Inc. and O.M Management Ltd.*

    *  Previously submitted

SIGNATURE
Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Company certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                          IGN INTERNET GLOBAL NETWORK INC.


                                          By:    "Peeyush K. Varshney"
                                             -----------------------------
                                             Peeyush K. Varshney
                                             Director


DATED:  December 31, 2002

                       IGN INTERNET GLOBAL NETWORK INC.

                        ANNUAL REPORT ON FORM 20-F

INDEX TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS

-----------------------------------------------------------------------------------------------
Exhibits                                                                               Page
-----------------------------------------------------------------------------------------------
KPMG LLP Auditors' Report on Consolidated Financial Statements for the years             *
ended June 30, 1999, 1998 and 1997

KPMG LLP Comments by Auditors for U.S. Readers on Canada-U.S. Reporting Conflict         *

Minni, Bella & Co. Auditor's Report on Consolidated Financial Statements for             *
the year ended June 30, 1996

Notes to the Consolidated Financial Statements of the Company                            *

KPMG LLP Auditors' Report on Consolidated Financial Statements for the                   *
years ended June 30, 2000, 1999, 1998 and 1997

KPMG LLP Comments by Auditors for U.S. Readers on Canada-U.S. Reporting Conflict         *

Consolidated Balance Sheets as at June 30, 2000, 1999, 1998 and 1997                     *

Consolidated Statement of Operations and Deficit for the years ended                     *
June 30, 2000, 1999, 1998 and 1997

Consolidated Statement of Changes in Financial Position for the years                    *
ended June 30, 2000, 1999, 1998 and 1997

Notes to the Consolidated Financial Statements of the Company                            *

J.A. Minni & Associates Inc. Auditors' Report on Consolidated Financial                  *
Statements for the years ended June 30, 2001, 2000 and 1999

J.A. Minni & Associates Inc. Comments by Auditors for U.S. Readers                       *
on Canada-U.S. Reporting Conflict

Consolidated Balance Sheets as at June 30, 2001, 2000 and 1999                           *

Consolidated Statements of Operations and Deficit for the years                          *
ended June 30, 2001, 2000 and 1999

Consolidated Statements of Cash Flows for the years ended                                *
June 30, 2001, 2000 and 1999

Notes to the Consolidated Financial Statements of the Company                            *

J.A. Minni & Associates Inc. Auditors' Report on Consolidated                           49
Financial Statements for the years ended June 30, 2001, 2000 and 1999
49
J.A. Minni & Associates Inc. Comments by Auditors for U.S. Readers on                   49
Canada-U.S. Reporting Conflict

Consolidated Balance Sheets as at June 30, 2001, 2000 and 1999                          50

Consolidated Statements of Operations and Deficit for the years ended                   51
June 30, 2001, 2000 and 1999

Consolidated Statements of Cash Flows for the years ended                               52
June 30, 2001, 2000 and 1999

Notes to the Consolidated Financial Statements of the Company                           53
-----------------------------------------------------------------------------------------------

*  Previously submitted

                       IGN INTERNET GLOBAL NETWORK INC.
                         ANNUAL REPORT ON FORM 20-F

EXHIBIT INDEX

-----------------------------------------------------------------------------------------------
Exhibits                                                                               Page
-----------------------------------------------------------------------------------------------
1.1  Memorandum and Articles, as amended.                                                *

1.2  Management and Administrative Services Contract between the                         *
     Company and O.M. Management Ltd. dated May 1, 1992.

1.3  Escrow Agreement dated February 11, 1997.                                           *

1.4  Stock Option Agreements between the Company and various employees and directors.    *

1.5  Sponsorship Agreement Dated August 23, 1996.                                        *

1.6  Sharc, Inc. Agreement dated August 24, 1996.                                        *

1.7  Auditors' consent letters.                                                          *

1.8  Lease Agreement dated July 1, 1997 between Williams, Ricardo                        *
     and WinStreak (St. Kitts) Ltd.

1.9  Shareholders' Agreement dated July 31, 1997 among Internet Global                   *
     Network (Barbados) Inc. and Axion Holdings (Barbados) Inc. and
     Thunderbird (Barbados) Inc. and Winventure Limited.

2.0  The InterActive Technology Trust Agreement dated December 1, 1997 among             *
     Frank Buser, Harrington Trust Limited, and David Hauenstein.

2.1  Agreement dated August 24, 1996 between Sharc, Inc. and IGC Internet Gaming Corp.   *

2.2  Management services agreement dated December 1, 1997 between IGN Internet           *
     Global Network Inc. and Madhuri Ventures Inc.

2.3  Management services agreement dated December 31, 1997 between IGN Internet          *
     Global Network Inc. and Futura Capital Ltd.

2.4  Fourth Sublease dated June 30, 1998 among Afrasia Mineral Fields Inc.,              *
     Akash Ventures Inc., Andina Development Corp., Axion Communications
     Inc., Camphor Ventures Inc. and IGN Internet Global Network Inc.

2.5  Merchant Processing Agreement dated May 22, 1998 between the Bank of                *
     Nevis and INTERFI Corporation.

3.0  Sublease agreement dated November 1, 1998 between Winstreak Limited                 *
     and Databank International Ltd.

3.1  Equipment lease agreement dated November 1, 1998 between Winstreak Limited          *
     and Databank International Ltd.

3.2  Management services agreement dated January 1, 2000 between IGN Internet            *
     Global Network Inc. and O.M. Management Ltd
-----------------------------------------------------------------------------------------------

*  Previously submitted.
                                      47

                           IGN INTERNET GLOBAL NETWORK INC.

                          CONSOLIDATED FINANCIAL STATEMENTS

                             JUNE 30, 2002, 2001 AND 2000

                            (Prepared in Canadian dollars)



AUDITOR'S REPORT

CONSOLIDATED BALANCE SHEETS

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

CONSOLIDATED STATEMENTS OF CASH FLOWS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

J. A. MINNI & ASSOCIATES INC.                 SUITE 1104-750 WEST PENDER STREET
CERTIFIED GENERAL ACCOUNTANT                        VANCOUVER, BRITISH COLUMBIA
Jerry A. Minni, C.G.A.*                                          CANADA V6C 2T8
Geoffrey S. V. Pang, C.G.A., FCCA **                   TELEPHONE: (604)683-0343
                                                             FAX: (604)683-4499
* Incorporated Professional
**Associate


                                AUDITOR'S REPORT


To the Directors,
IGN Internet Global Network Inc.

I have audited the consolidated balance sheet of IGN INTERNET GLOBAL NETWORK INC. as at June 30, 2002 and 2001 and the consolidated statements of operations, deficit, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

With respect to the financial statements I conducted my audit in accordance with Canadian generally accepted auditing standards and United States generally accepted auditing standards. Those standards require that I plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.
An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In my opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at June 30, 2002 and 2001, and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.


                                                   CERTIFIED GENERAL ACCOUNTANT

Vancouver, BC
August 20, 2002


COMMENTS FOR US READERS ON CANADA-UNITED STATES REPORTING DIFFERENCES
-------------------------------------------------------------------------------
In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in Note 1 to the financial statements. My report to the directors dated August 20, 2002 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditor's report when these are adequately disclosed in the financial statements.


                                                   CERTIFIED GENERAL ACCOUNTANT

Vancouver, BC
August 20, 2002

                           IGN INTERNET GLOBAL NETWORK INC.

               CONSOLIDATED BALANCE SHEETS AS AT JUNE 30, 2002 AND 2001

                          ASSETS
                          ------
                                                       2002                2001
                                                       ----                ----
CURRENT ASSETS
Cash and short-term investments                    $  9,757           $  18,194
Accounts receivable                                   3,509                   -
Prepaid expenses                                          -                 115
                                                   --------           ---------
                                                     13,266              18,309

CAPITAL ASSETS (Note 4)                               2,275              51,147
                                                   --------           ---------
                                                   $ 15,541           $  69,456
                                                   ========           =========

                       LIABILITIES
                       -----------

CURRENT LIABILITIES
Accounts payable and accrued liabilities           $ 66,726           $  73,413
Due to related parties                              128,471              27,094
                                                   --------           ---------
                                                    195,197             100,507

NON-CONTROLLING INTEREST                            120,050             124,919
                                                   --------           ---------

                SHAREHOLDERS' DEFICIENCY
                ------------------------

SHARE CAPITAL (Note 5)                           13,503,911          13,503,911

DEFICIT                                         (13,803,617)        (13,659,881)
                                                 ----------         -----------
                                                   (299,706)           (155,970)
                                                   --------           ---------
                                                 $   15,541          $   69,456
                                                 ==========          ==========

APPROVED BY THE DIRECTORS:

"Peeyush K. Varshney"
-------------------------

"Praveen K. Varshney"
-------------------------

    The accompanying notes are an integral part of the financial statements.

                        IGN INTERNET GLOBAL NETWORK INC.

                CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

                 FOR YEARS ENDED JUNE 30, 2002, 2001 AND 2000

                                                     2002                 2001             2000
                                                     ----                 ----             ----

REVENUE                                    $        6,538       $       47,042    $      59,401
                                           --------------       --------------    -------------

EXPENSES
Amortization                                        3,650              348,131          732,476
Bank charges and interest                           1,257                4,427            5,084
Bad debt                                                -                7,401                -
Consulting                                              -               67,391            7,312
Foreign exchange loss                               1,368                  218            1,955
Management fees                                    57,500               69,000           41,946
Office and administration1                          5,495               42,771           11,254
Other                                                   -                    -           13,640
Professional fees                                  13,926               64,252          108,454
Regulatory fees, transfer agent and                 8,781               13,464           12,101
  shareholder information
Rent                                               21,506               19,993            9,763
Sales and marketing                                   301               72,624           48,652
Software maintenance                              (16,027)             124,704          186,464
Telephone and internet                                903               83,545           52,875
Travel                                                808                9,548           11,604
Wages and benefits                                  1,256              150,630          143,243
Interest and other income                            (804)             (16,552)         (20,610)
Write-down of capital assets                       43,370               13,566           31,187
Gain on forgiveness of debt                             -               (1,803)          (8,157)
Loss on disposal of capital assets                      -               27,616                -
                                           --------------       --------------    -------------
                                                  153,290            1,100,926        1,389,243
                                           --------------       --------------    -------------
LOSS FOR THE YEAR BEFORE
  NON-CONTROLLING INTEREST                       (146,752)          (1,053,884)      (1,329,842)

NON-CONTROLLING INTEREST                            3,016               54,126           83,339
                                           --------------       --------------    -------------
NET LOSS FOR THE YEAR                            (143,736)            (999,758)      (1,246,503)

DEFICIT, BEGINNING OF YEAR                    (13,659,881)         (12,660,123)     (11,413,620)
                                           --------------       --------------    -------------

DEFICIT, END OF YEAR                       $  (13,803,617)      $  (13,659,881)   $ (12,660,123)
                                           ==============       ==============    =============

LOSS PER SHARE                             $        (0.02)      $        (0.10)   $       (0.13)
                                           --------------       --------------    -------------

       The accompanying notes are an integral part of the financial statements

                        IGN INTERNET GLOBAL NETWORK INC.

                    CONSOLIDATED STATEMENTS OF CASH FLOWS

               FOR THE YEARS ENDED JUNE 30, 2002, 2001 AND 2000

                                                     2002                 2001             2000
                                                     ----                 ----             ----

OPERATING ACTIVITIES

Net loss for the year                      $     (143,736)      $     (999,758)   $  (1,246,503)
Items not involving cash:
     Amortization                                   3,650              348,131          732,476
     Bad debt                                           -                7,401                -
     Write-down of capital assets                  43,370               13,566           31,187
     Gain on forgiveness of debt                        -               (1,803)          (8,157)
     Loss on disposal of capital assets                 -               27,616                -
     Non-controlling interest                      (3,016)             (54,126)         (83,339)
                                           --------------       --------------    -------------
                                                  (99,732)            (658,973)        (574,336)
Cash provided (used) by net changes in
     non-cash working capital items:
Accounts receivable                                (3,509)              42,956          (16,434)
Prepaid expenses                                      115               59,891          (33,524)
Accounts payable and accrued liabilities           (6,688)               4,801         (111,566)
Customer deposits                                       -              (12,404)           1,378
Due to related parties                            101,377               25,847            1,247
                                           --------------       --------------    -------------
                                                   (8,437)            (537,872)        (733,235)
                                           --------------       --------------    -------------

INVESTING ACTIVITIES

Additions to capital assets                             -               (9,136)         (14,015)
Proceeds on disposal of capital assets                  -                5,001           68,945
                                           --------------       --------------    -------------
                                                        -               (4,135)          54,930
                                           --------------       --------------    -------------
FINANCING ACTIVITIES

Special warrants                                        -                    -          600,000
Net proceeds from issuance of common shares             -                    -           35,000
Non-controlling interest                                -                    -                -
                                           --------------       --------------    -------------
                                                        -                    -          635,000
                                           --------------       --------------    -------------

DECREASE IN CASH AND SHORT
    TERM INVESTMENTS                               (8,437)            (542,007)         (43,305)
CASH AND SHORT-TERM INVESTMENTS,
    BEGINNING OF YEAR                              18,194              560,201          603,506
                                           --------------       --------------    -------------
CASH AND SHORT-TERM INVESTMENTS,
    END OF YEAR                            $        9,757       $       18,194    $     560,201
                                           ==============       ==============    =============

       The accompanying notes are an integral part of the financial statements.

                        IGN INTERNET GLOBAL NETWORK INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                         JUNE 30, 2002, 2001 AND 2000

1. NATURE AND CONTINUANCE OF OPERATIONS

   The Company has been designated as inactive on June 01, 2002 by the TSX Venture Exchange. The Company was previously in the business, through its subsidiaries, of providing and developing internet services, including gaming, financial services, advertising, commerce and broadcasting.

   These financial statements have been prepared on the going concern basis The Company commenced commercial operations in the 1998 fiscal year, and had ceased operations on April 1, 2001 as there is too much competitionin the internet casinos market. The Company is exploring other sources of action, including the divestiture of the casino and/or other components of the Company. The application of the going concern concept is dependent upon the Company's ability to obtain necessary financing to meet its working capital requirements, and to realize its capital assets.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   a)  Principles of Consolidation
       ---------------------------
       The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries INTERFI Financial Services Inc. (incorporated in Nevada, USA), Winstreak Services Limited (incorporated in British Columbia, Canada) and IGN (BVI) Inc. (incorporated in British Virgin Islands) which holds all the issued and outstanding voting common shares of Internet Global Network (Barbados) Inc. (incorporated in Barbados) and subsidiaries. The major subsidiaries of Internet Global Network (Barbados) Inc. are INTERFI Corporation (incorporated in St. Kitts) (wholly-owned) and Winventure Limited (incorporated in British Virgin Islands) (86% owned) and Winventure Limited's wholly-owned subsidiary WinStreak Limited (incorporated in
       St. Kitts). The Company and IGN (BVI) Inc. are beneficiaries of The InterActive Technology Trust which holds all of the issued and outstanding non-voting common shares of Internet Global Network (Barbados) Inc.

       All material inter-company transactions and balances are eliminated on consolidation.

IGN INTERNET GLOBAL NETWORK INC.                                       Page 2
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2002, 2001 AND 2000

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

   b)	 Capital Assets
       --------------

       Capital assets are carried at cost less accumulated amortization. Annual rates of amortization are as follows:

       Computer hardware                     - 30% declining balance
       Computer software, acquired           - 100% straight-line
       Furniture, fixtures and equipment     - 20% declining balance
       Deferred software development costs   - straight-line, not exceeding
                                              three years

       Costs incurred to develop internal-use computer software are capitalized during the application development stage only. Costs capitalized include external direct costs of materials and services consumed in developing internal-use software, and the excess purchase price over the net book value of assets acquired pursuant to additional ownership interests purchased in Winventure Limited (Note 3). All other costs incurred to develop internal-use computer software are expensed as incurred.Software development costs are amortized on a straight-line basis over a period not exceeding three years.

       Registration fees and related costs relating to an internet gaming licence in St. Kitts were deferred and amortized on a straight-line basis over two years.

   c)  Foreign Currency Translation
       ----------------------------

       Integrated foreign operations and foreign denominated assets and liabilities of Canadian operations are translated into Canadian dollars at exchange rates prevailing at the balance sheet date for monetary items and at exchange rates prevailing at the transaction date for non-monetary items. Foreign denominated revenue and expense items are translated at exchange rates prevailing at the transaction date, except for amortization which is translated at historical rates of exchange. Exchange gains and losses are recognized currently in income.

   d)  Income Taxes
       ------------

       The Company has accounted for income taxes by the deferral method whereby deferred income taxes are recognized for differences in the timing for accounting and income tax purposes.

IGN INTERNET GLOBAL NETWORK INC.                                       Page 3
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2002, 2001 AND 2000

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

   e)  Revenue Recognition
       -------------------
       Gaming revenue is recorded based on the net win from gaming operations during the year.

   f)  Loss per Share
       --------------

       Loss per share has been calculated based on the weighted average number of shares outstanding during the periods. Fully diluted loss per share has not been presented as it would be anti-dilutive.

   g)  Use of Estimates
       ----------------

       The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the recoverability of capital assets. Actual results could differ from those estimates.

   h)  Financial Instruments
       ---------------------

       The carrying amounts reported in the balance sheet for cash and short-term investments, accounts receivable, receivable on sale of capital assets, accounts payable and accrued liabilities, and amounts due to related parties approximate their fair values due to the short-term to maturity of these instruments.

   i)  Stock-based Compensation
       ------------------------

       No compensation expense is recognized when stock or stock options are issued to employees. Any consideration paid by employees on exercise of stock options or purchase of stock is credited to share capital.

IGN INTERNET GLOBAL NETWORK INC.                                       Page 4
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2002, 2001 AND 2000

3. ACQUISITIONS OF FURTHER INTERESTS IN SUBSIDIARY

   Winventure Limited ("Winventure") and its wholly owned subsidiary, Winstreak Limited, carried out the internet gaming development and operation activities of the Company. Winventure has two other shareholders, one of which is a related party. During the year ended June 30, 2002, the Company did not acquire, through Internet Global Network (Barbados) Inc., any additional ownership interest in Winventure, (2001 - 0.21%). The company owns approximately 86% of the outstanding common shares of Winventure as at June 30, 2002.

   In previous years, additional acquisition had been accounted for using the purchase method whereby the excess purchase price over the book value of the identifiable net assets acquired was allocated to deferred software development cost.

4. CAPITAL ASSETS

                                                          2002
                                      -----------------------------------------

                                                     Accumulated      Net book
                                          Cost      amortization        value
                                      -----------   ------------     ----------

   Computer hardware                  $     5,032    $     2,757     $    2,275
   Computer software, acquired                  -              -              -
   Deferred software development costs          -              -              -
                                      -----------   ------------     ----------
                                      $     5,032    $     2,757     $    2,275
                                      ===========   ============     ==========

                                                          2001
                                      -----------------------------------------

                                                     Accumulated      Net book
                                          Cost      amortization        value
                                      -----------   ------------     ----------

   Computer hardware                  $   162,439    $   116,221     $   46,218
   Computer software, acquired            592,034        589,359          2,675
   Deferred software development costs    895,287        893,033          2,254
                                      -----------   ------------     ----------
                                      $ 1,649,760    $ 1,598,613     $   51,147
                                      ===========   ============     ==========

IGN INTERNET GLOBAL NETWORK INC.                                       Page 5
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2002, 2001 AND 2000

5. SHARE CAPITAL

   a)  Authorized
       ----------
       150,000,000 common shares without par value.

   b)  Issued and Fully Paid
       ---------------------

                                                    Number of shares       Amount
                                                    ----------------       ------
       Balance, June 30, 1999                           8,611,280    $ 12,343,911

       Issued during the year for cash pursuant to:
               Private placement                        1,000,000         600,000
               Exercise of options                         54,000          35,000
               Exercise of special warrants               500,000         525,000
       Issued for finder's fee                            148,500         111,600
       Less issuance costs                                      -        (111,600)
                                                       ----------    ------------
       Balance, June 30, 2000 and 2001                 10,313,780    $ 13,503,911
       Cancellation of shares under escrow             (2,125,000)              -
                                                       ----------    ------------
       Balance, June 30, 2002                           8,188,780    $ 13,503,911
                                                       ==========    ============

   c)  Stock Options
       -------------

       The Company has 1,023,000 stock options outstanding in total (2001 - 514,000). Summaries of options granted are as follows:

                                                Number of      Weighted average
                                                 shares         exercise price
                                                ---------      ----------------

       Balance, June 30, 1999                   854,000              1.27
                Granted                         100,000              0.62
                Exercised                       (54,000)             0.65
                Cancelled / expired             (51,000)             1.00
                                                --------

       Balance, June 30, 2000                   849,000              0.62
                Cancelled / expired            (335,000)             0.19
                                                -------

       Balance, June 30, 2001                   514,000              0.19
                Granted                         630,000              0.10
                Cancelled / expired            (121,000)             0.14
                                                -------
                Balance, June 30, 2002        1,023,000              0.10
                                              =========

       During the year ended June 30, 2002, 393,000 stock options with an exercise price of $0.19 (2001 - $0.62) per share were amended to an exercise price of $0.10 per share.

IGN INTERNET GLOBAL NETWORK INC.                                       Page 6
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2002, 2001 AND 2000

5. SHARE CAPITAL - continued

       As at June 30, 2002, the following stock options were outstanding:


       Number of shares        Exercise price        Expiry date
       ----------------        --------------        -----------

        390,000                 $   0.10              October 13, 2003
          3,000                     0.10              March 3, 2004
        630,000                     0.10              January 25, 2007


   d)  Shares held in Escrow
       ---------------------

       As at June 30, 2002 the common shares are not subject to any escrow agreement, which may not be transferred, assigned or otherwise dealt with without the consent of regulatory authorities (2001 - 2,125,000).

   e)  Share Purchase Warrants
       -----------------------

       As at June 30,2002 there were no share purchase warrants(2001-1,000,000). The 1,000,000 share purchase warrants expired on March 9,2002.

6. INCOME TAXES

   The Company has approximately $3,679,000 non-capital Canadian income tax loss carry forwards which expire as follows:

   2003            $   56,000
   2004               701,000
   2005             1,304,000
   2006               653,000
   2007               398,000
   2008               447,000
   2009               120,000
                   ----------
                   $3,679,000
                   ==========
						  58

IGN INTERNET GLOBAL NETWORK INC.                                       Page 7
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2002, 2001 AND 2000

   The tax benefit of these losses has not been reflected in the financial statements.

7. RELATED PARTY TRANSACTIONS

   (a) During the year, the Company accrued $57,000 (2001 - $60,000; 2000 - $30,000) to companies controlled by a director of the Company for management services.

   (b) During the year, the Company accrued $12,000 (2001 - $12,000; 2000 - $6,000) for administrative services to a company controlled by a director and officer of the Company.

   (c) During the year, the Company paid $Nil (2001 - Nil; 2000 - $994) for internet services to a company with common directors.

   (d) During the year, the Company accrued $21,506 (2001 - $12,381; 2000 - $9,763) for rental charges to a company with common directors.

8. COMMITMENTS

   The Company entered into a management service agreement with a company controlled by a director of the Company to provide general management and administrative services at a monthly charge of $5,000 and $1,000 respectively for a period of three years to December 31, 2002. Effective June 1, 2002, the management fee had been reduced to $2,500 as a result of the Company being designated as inactive by the TSX Venture Exchange.

IGN INTERNET GLOBAL NETWORK INC.                                       Page 8
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2002, 2001 AND 2000

9. SEGMENTED INFORMATION

   The Company had two reportable operating segments, being gaming and internet services. Internet services include financial services and advertising. The Company's operations and assets are located in Canada, Costa Rica and St.Kitts.

   a)  Information about profit or loss and assets:

                                                 Internet
   2002                               Gaming     Services     Corporate        Total
   ----                               ------     --------     ---------        -----

   Revenues from
    external customers             $   6,538    $       -    $        -    $   6,538
   Amortization                            -            -         3,650        3,650
   Loss from write-down
    of capital assets                 40,257        3,113             -       43,370
   Loss for the year                  16,190        4,174       123,372      143,736
   Total assets                            3        9,665         5,873       15,541


                                                 Internet
   2001                               Gaming     Services     Corporate        Total
   ----                               ------     --------     ---------        -----

   Revenues from
    external customers             $  47,042    $       -    $        -    $  47,042
   Amortization                      340,278            -         7,853      348,131
   Loss on disposal of capital
    assets                            27,616            -             -       27,616
   Loss from write-down of
    capital assets                    13,566            -             -       13,566
   Gain on forgiveness of debt             -            -         1,803        1,803
   Loss for the year                 509,450       20,010       470,298      999,758
   Total assets                       42,109       16,202        11,145       69,456
   Expenditures on capital assets          -            -         9,135        9,135


IGN INTERNET GLOBAL NETWORK INC.                                       Page 9
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2002, 2001 AND 2000

9. SEGMENTED INFORMATION - CONTINUED

                                                 Internet
   2000                               Gaming     Services     Corporate        Total
   ----                               ------     --------     ---------        -----

   Revenues from
    external customers             $  59,401    $       -    $        -    $  59,401
   Amortization                      715,483       14,921         2,072      732,476
   Loss from write-down of
    capital assets                    14,993       12,266         3,928       31,187
   Gain on forgiveness of debt             -      (12,621)        4,464       (8,157)
   Loss for the year                 829,987       23,655       392,861    1,246,503
   Total assets                      440,644       28,879       609,488    1,079,011
   Expenditures on capital
    assets                             8,984            -         5,031       14,015


   b)  Geographic information:


                           2002                       2001                      2000
                 ------------------------  -------------------------  ------------------------
                 Revenues  Capital assets  Revenues   Capital assets  Revenues  Capital assets
                 ------------------------  -------------------------  ------------------------

   Canada        $      -      $    2,275   $      -      $   28,149   $      -     $   79,395
   Costa Rica           -               -          -          14,843          -        142,667
   St. Kitts        6,538               -     47,042           8,155     59,401        193,786
                 --------     -----------   --------      ----------   --------     ----------
                 $  6,538      $    2,275   $ 47,042      $   51,147   $ 59,401     $  415,848
                 --------     -----------   --------      ----------   --------     ----------

   Revenues are attributed to geographic segment based on location of subsidiary or operating division.

10.RECONCILIATION TO UNITED STATES GENERALLY ACCEPTED
   ACCOUNTING PRINCIPLES

   Except as described below, there are no material measurement differences in these financial statements between Canadian generally accepted accounting principles ("Canadian GAAP") and those applicable in the United States ("US GAAP") or from practices prescribed by the Securities and Exchange Commission.

   a)  Loss Per Share
       --------------

       Under US GAAP, the 2,125,000 shares held in escrow during the years ended June 30, 2001 and 2000 would not have been included in the calculation of the weighted average number of shares outstanding during the years and would not have been included in the weighted average number of shares outstanding used in the calculation of loss per share.

IGN INTERNET GLOBAL NETWORK INC.                                       Page 10
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2002, 2001 AND 2000

10.RECONCILIATION TO UNITED STATES GENERALLY ACCEPTED
   ACCOUNTING PRINCIPLES - continued


       These escrow shares, together with options outstanding (Note 5(c)) have not been included in the computation of fully diluted earnings per share because to do so would be anti-dilutive. These escrow shares and options could potentially dilute basic earnings per share in the future.

   b) Income Taxes
      ------------

      The Company has accounted for taxes by the deferral method whereby deferred income taxes are recognized for differences in the timing of recognition of revenue and expenses for accounting and income tax purposes. US GAAP requires the use of the asset and liability method of accounting for income taxes whereby deferred tax assets or liabilities are recognized for estimated future tax effects attributable to differences between the financial statement carrying amount of existing assets and liabilities and their respective tax bases, measured using the provisions of enacted tax laws. However, the application of US GAAP does not result in a material difference from accounting for income taxes by the Company as no net value would be assigned to loss carry forwards and timing differences related to capital assets under either principles.

   c) Stock-based Compensation
      ------------------------

      Under Canadian GAAP the Company does not recognize any compensatory element for options granted to employees, directors or non-employees.
      The Financial Accounting Standards Board in the US has issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" which encourages entities to adopt a fair value methodology of accounting for stock-based compensation. As permitted by the statement, the Company has elected to continue measuring compensation costs for employees using the intrinsic value based method of accounting.

IGN INTERNET GLOBAL NETWORK INC.                                       Page 11
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2002, 2001 AND 2000

10.RECONCILIATION TO UNITED STATES GENERALLY ACCEPTED
   ACCOUNTING PRINCIPLES - continued

   c) Stock-based Compensation - continued
      ------------------------------------

      Under the intrinsic value method, compensation is the excess, if any, of the quoted market value of the stock at the date of the granting of options to employees and directors to purchase stock over the amount an optionee must pay to acquire the stock at that date. The excess is recognized by a charge to operations over the vesting period. As the exercise price of options granted by the Company to employees and directors approximates, or is greater than, the market value at the grant date, the Company has determined that the adoption of this accounting policy for stock options granted to employees and directors has no material effect on its financial position or results of operations for US GAAP purposes.

      Stock options granted to non-employees for services rendered to the Company are required to be accounted for under US GAAP based on the fair value of the services provided or the stock options granted and charged to operations over the vesting period. The stock-based compensation expense in respect of stock options to non-employees, under US GAAP, based upon the fair value of the options using an option pricing model, would be $900 for the year ended June 30, 2002 (2001-$nil; 2000-$9,045).
      The significant assumptions used to estimate the market value of the options included a risk free interest rate of 3.5%, a weighted average expected life of five years, expected volatility of 103% and expected dividends of $nil.

   d) Derivative Instruments and Hedging Activity
      -------------------------------------------

      Effective for fiscal years beginning after June 15, 2000, Statement of Financial Accounting Standards No. 133 ("SFAS 133") "Accounting for Derivative Instruments and Hedging Activity", is applicable for US GAAP purposes. SFAS 133 established accounting and reporting standards for derivative instruments and for hedging activities. As at June 30, 2002, the Company does not have any derivative or hedging instruments and, therefore, does not believe the adoption of SFAS 133 would result in a material GAAP difference.

   e) Certain Transactions Involving Stock Compensation
      -------------------------------------------------

      The Financial Accounting Standards Board issued interpretation No. 44, "Accounting for Certain Transactions Involving Stock Compensation" ("FIN No. 44"), in March 2000. This interpretation clarifies the application of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees", with respect to certain issues in accounting for employee stock-based compensation and is generally effective as of July 1, 2000.

IGN INTERNET GLOBAL NETWORK INC.                                       Page 12
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2002, 2001 AND 2000

10.RECONCILIATION TO UNITED STATES GENERALLY ACCEPTED
   ACCOUNTING PRINCIPLES - continued

   e) Certain Transactions Involving Stock Compensation - continued
      -------------------------------------------------------------

      Under FIN No. 44, the stock options that have been repriced as described in Note 5(c) will be classified as variable options with the effect, that from July 1, 2000, a compensation expense will be recorded in each period on these options to the extent that the market price of the Company's shares as at each period end exceeds the greater of the exercise price and the market value of the shares on July 1, 2000. As at June 30, 2002 and 2001, the market price of the Company's shares was lower than the exercise price and the market value of the shares on July 1, 2000. Therefore, the adoption of FIN No. 44 does not result in a material
      GAAP difference.

   f) Reconciliation
      --------------

      The effect of these differences on the loss, loss per share and financial position as reported under Canadian GAAP would be as follows:


                                       2002            2001            2000
                                       ----            ----            ----

      Loss, Canadian GAAP       $   (143,736)    $   (999,758)    $ (1,246,503)
      Stock based compensation
         (Note 10(c))                   (900)               -           (9,045)
                                ------------     ------------     ------------

      Loss, US GAAP             $   (144,636)    $   (999,758)    $ (1,255,548)
                                ------------     ------------     ------------

      Loss per share, US GAAP   $      (0.02)    $      (0.12)    $      (0.17)
                                ------------     ------------     ------------

      Weighted average number
        of common shares
        outstanding, US GAAP       8,188,780        8,188,780        7,202,303
                                ------------     ------------     ------------

      Share capital, Canadian
         GAAP                   $ 13,503,911     $ 13,503,911     $ 13,503,911

      Stock based compensation
         (Note 10(c))                 19,929           19,029           19,029
                                ------------     ------------     ------------
      Share capital, US GAAP    $ 13,523,840     $ 13,522,940     $ 13,522,940
                                ------------     ------------     ------------

      Deficit, Canadian GAAP    $(13,803,617)    $(13,659,881)    $(12,660,123)

      Stock based compensation
        (Note 10(c))                 (19,929)         (19,029)         (19,029)
                                ------------     ------------     ------------
      Deficit, US GAAP          $(13,823,546)    $(13,678,910)    $(12,679,152)
                                ------------     ------------     ------------

						  64