Form 20-F
period 2003-06-30
ASSISTGLOBAL TECHNOLOGIES CORP
filed 2004-01-02
CIK 1036140

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934.

OR

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED JUNE 30, 2003.

OR

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(b) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE TRANSITION PERIOD FROM _________________ TO _________________.

Commission file number: 0-29208

ASSISTGLOBAL TECHNOLOGIES CORP.

(FORMERLY IGN INTERNET GLOBAL NETWORK INC.)

(Exact name of registrant as specified in its charter)

Province of British Columbia

(Jurisdiction of incorporation or organization)

Suite 1304, 925 West Georgia Street, Vancouver, British Columbia, Canada, V6C 3L2

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

None

(Title of Class)

Number of outstanding shares of each of the Company's classes of capital or common stock as of the period covered by the annual report. As of June 30, 2003, there were 8,188,780 common shares issued and outstanding.

EXHIBIT INDEX APPEARS AT
SEQUENTIALLY NUMBERED PAGE 49

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

Item 17     Ö

Item 18

TABLE OF CONTENTS

Management Contracts 22
OM Management Ltd. Management Agreement 22
Stock Options 23
C. Board Practices 23
D. Employees 24
E. Share Ownership 24
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS 24
A. Major Shareholders 24
B. Related Party Transactions 25
Performance Shares and Escrow Securities 25
C. Interests of Experts and Counsel 25
ITEM 8. FINANCIAL INFORMATION 26
A. Statements and Other Financial Information 26
Legal Proceedings 26
Dividend Policy 26
B. Significant Changes 26
ITEM 9. THE OFFER AND LISTING 26
A. Offer and Listing Details 26
B. Plan of Distribution 28
C. Markets 28
D. Selling Shareholders 28
E. Dilution 28
F. Expenses of the Issue 28
ITEM 10. ADDITIONAL INFORMATION 28
A. Share Capital 28
B. Memorandum and Articles of Association 28
Securities Register 28
Powers of Directors 29
Election and Removal of Directors 29
Powers and Duties of Directors 30
Directors 31
Borrowing 31
Description of Securities 32
Common Shares 32
C. Material Contracts 33
D. Exchange Controls 33
E. Taxation 36
U.S. Holders 36
Distribution on Common Shares of the Company 37
Foreign Tax Credit 38
Disposition of Common Shares of the Company 38
Other Considerations 38
Canadian Federal Income Tax Consequences 43
Dividends 43
Disposition of Common Shares 43
F. Dividends and Paying Agents 44
G. Statements by Experts 44
H. Documents on Display 44
I. Subsidiary Information 44
ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK 44
ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES 44

PART II 45

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES 45
ITEM 14. MATERIAL MODIFICATION TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS 45
ITEM 15. RESERVED 45

GLOSSARY OF TERMS

Browser	Software, such as Netscape and Internet Explorer that enables the user to view and experience web pages.
CD ROM	Abbreviation of Compact Disc-Read-Only Memory, an optical disk capable of storing large amounts of electronic data.
Electronic mail (e-mail)	The transmission of messages over communications networks. The messages can be notes entered from a user's keyboard or attached electronic files.
Electronic Cash	Monetary value in an electronic form used to perform financial transactions specifically on the Internet and other electronic formats.
Internet	A global network connection of computers allowing users to transfer and share files, data, information and financial transactions.
Internet Commerce Service	A service provided over the internet with the intention of developing profitable operations.
Internet Commerce Service Provider	An organization that provides users with the ability to transact commerce over the Internet.
Internet Service Provider	An organization that provides users with access to the Internet.
Web site	A registered location on the World Wide Web owned and managed by an individual, company or organization.
World Wide Web	A portion of the Internet that enables Web site owners to display or promote products, services, activities or information.

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

Forward-looking statements are based on expectations, estimates and projections at the time the statements are made that involve a number of risks and uncertainties which could cause actual results or events to differ materially from those presently anticipated

Certain forward-looking statements are identified by a cross-reference to this Note. Additional information concerning these and other factors which could affect the operation or financial results of AssistGlobal Technologies Corp. (Formerly IGN Internet Global Network Inc.) are included in this document under the heading "Key Information - Risk Factors".

PART I

ITEM 1.

IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.

OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.

KEY INFORMATION

AssistGlobal Technologies Corp. (Formerly IGN Internet Global Network Inc.) (the "Parent Company") was incorporated by registration of its memorandum and articles under the laws of the Province of British Columbia on September 15, 1987, under the name "Grand Resources Inc."  (Please see Item 4)

The Parent Company has nine subsidiaries and is a discretionary beneficiary of a trust.  The Parent Company, through its wholly owned subsidiary, IGN (BVI) Inc. ("IGN-BVI"), owns 10% (100 Class A voting common shares) of Internet Global Network (Barbados) Inc. ("IGN-Barbados") and is a beneficiary of the Trust which owns the remaining 90% (900 Class B non-voting common shares) of IGN-Barbados.  As well, IGN-BVI owns 100% of the issued and outstanding non-cumulative, non-voting redeemable preference shares of IGN-Barbados.  IGN-Barbados, together with Axion (Barbados) Inc. ("Axion-Barbados") and another shareholder own a private company, Winventure Limited ("Winventure").  Axion-Barbados was a wholly owned subsidiary of the public company, Axion Communications Inc. ("Axion") until January 2000 when its shares were sold to an unrelated party.  WinStreak Limited ("WinStreak"), a wholly owned subsidiary of Winventure, operates gaming activities.

The Parent Company has also incorporated INTERFI Corporation in Barbados, INTERFI Internet Financial Services Inc. in the British Virgin Islands, INTERFI Financial Services Inc. in Nevada, USA and INTERFI Corporation in St. Kitts (collectively known as ‘INTERFI').  INTERFI Financial Services Inc. is wholly owned by the Parent Company and the remainder of the INTERFI companies are wholly owned subsidiaries of IGN-Barbados.  INTERFI processes all financial transactions which are incurred on the Internet for the corporate entity as well as for independent third parties.

The Parent Company has also incorporated Winstreak Services Limited in British Columbia, Canada.

The Parent Company and all of its subsidiaries shall be collectively referred to as the "Parent Company".

Pursuant to an agreement dated May 20, 2003, the Company sold all of its subsidiaries for cash consideration of $1.  The closing of the sale was effective on June 2, 2003.

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

Acquisitions and Dispositions

During the year ended June 30, 2003, the Parent Company did not acquire, through Internet Global Network (Barbados) Inc., any additional ownership interest in Winventure (2001 - 0.21%). Pursuant to an agreement dated May 20, 2003, the Company sold all of its subsidiaries for cash consideration of $1. The closing of the sale was effective June 2, 2003.

A.

Selected Financial Data

This data has been derived from our audited financial statements, which have been prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP") and reconciled for material measurement differences to accounting principles generally accepted in the United States ("U.S. GAAP"). Set forth in the following table are selected financial data with respect to the Parent Company's financial condition and results of operation for the years ended June 30, 2003, 2002, and 2001. The selected financial and operating information as at June 30, 2003 and 2002 and for each of the years in the three year period ended June 30, 2003 should be read in conjunction with the financial statements and notes thereto included elsewhere herein and in conjunction with Item 5: Operating and Financial Review and Prospects. The selected financial data as at and for these periods have been extracted from, and are qualified by reference to the financial statements included herein at Item 17.  The selected financial data as at June 30, 2001 have been extracted from audited financial statements not included herein.

Fiscal Years ended June 30,
	2003	2002	2001
Interest and Other Revenue
Canadian GAAP	$ 27	$ 802	$ 16,497
U.S. GAAP	$ 27	$ 802	$ 16,497
Total Assets
Canadian GAAP	$ 10,581	$ 15,541	$ 8,948
U.S. GAAP	$ 10,581	$ 15,541	$ 8,948
Loss
Canadian GAAP	$ 71,299	$ 143,736	$ 999,758
U.S. GAAP	$ 71,299	$ 143,736	$ 999,758
Shareholders' Equity
Canadian GAAP	$ 250,955	$ 179,656	$ 89,565
U.S. GAAP	$ 250,955	$ 179,656	$ 89,565
Share capital
Canadian GAAP	$ 13,503,911	$ 13,503,911	$ 13,503,911
U.S. GAAP	$ 13,503,911	$ 13,503,911	$ 13,503,911
Weighted average number of shares outstanding	8,188,780	8,188,780	8,188,780
Loss Per Share[1]
Canadian GAAP	$ 0.01	$ 0.02	$ 0.12
U.S. GAAP	$ 0.01	$ 0.02	$ 0.12
Cash provided by (used in)
Operating activities
Canadian GAAP	$ (2,926)	$ (24,474)	$ (322,394)
U.S. GAAP	$ (2,926)	$ (24,474)	$ (322,394)
Investing activities
Canadian GAAP	$ 1	$ -	$ (57,513)
U.S. GAAP	$ 1	$ -	$ (57,513)

1Basic loss per share - Fully diluted loss per share has not been calculated due to its anti-dilutive effect.

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

	Year Ended June 30,
	2003	2002	2001	2000	1999
Average for Period	.6636	.6376	.6579	.6612	.6787

Month Ended
	December	November	October	September	August	July
	2003	2003	2003	2003	2003	2003
High for Period	.7460	.7484	.7418	.7207	.7092	.7085
Low for Period	.7712	.7708	.7667	.7424	.7228	.7481

As of June 30, 2003, the noon rate of exchange, as reported by the Federal Reserve Bank of New York for the conversion of United States dollars into Canadian dollars was US$0.7376 (US$1.00 = CDN$1.3558).

As of December 26, 2003, the noon rate of exchange, as reported by the Federal Reserve Bank of New York for the conversion of United States dollars into Canadian dollars was US$0.7653 (US$1.00 = CDN$1.3067).

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

Shares Reserved for Future Issuance; Dilution

As of June 30, 2003, the Parent Company has reserved 1,011,000 common shares for issuance on the exercise of 1,011,000 incentive stock options.  If such options are fully exercised, such common shares would constitute 12% of the Parent Company's then share capital.  The issuance of new common shares will result in dilution to the Parent Company's existing shareholders.  The exercise of such options and the subsequent resale of such common shares in the public market could adversely affect the prevailing market price and the Parent Company's ability to raise equity capital in the future at a time and price which it deems appropriate.  The Parent Company may also enter into commitments in the future which would require the issuance of additional common shares and the Parent Company may grant additional share purchase warrants and stock options.  See "Options to Purchase Securities From Parent Company."

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

ITEM 4.

INFORMATION ON THE COMPANY

A.

Development of the Company

Name and Incorporation

IGN Internet Global Network Inc. (the "Parent Company") was incorporated by registration of its memorandum and articles under the laws of the Province of British Columbia on September 15, 1987, under the name "Grand Resources Inc."  The Parent Company changed its name from "Grand Resources Inc." to "Bay Street Ventures Inc." effective November 18, 1987.  The Parent Company changed its name from "Bay Street Ventures Inc." to "Cenco Petroleum Ltd." effective September 20, 1991.  The Parent Company changed its name from "Cenco Petroleum Ltd." to "IGC Internet Gaming Corporation" and subdivided its share capital on a 1:1.5 basis effective August 7, 1996.  The Parent Company changed its name from "IGC Internet Gaming Corporation" to "IGN Internet Global Network Inc." effective November 21, 1996.  Subsequent to June 30, 2003 the Parent Company changed its name from "IGN Internet Global Network Inc." to "AssistGlobal Technologies Corp." effective September 9, 2003.

The Parent Company's common shares have been listed on the Vancouver Stock Exchange (now the TSX Venture Exchange, also formerly Canadian Venture Exchange) since September 28, 1993 having a trading symbol "IGN".  As of November 19, 1997, the Parent Company's common shares received clearance for an unpriced quotation on the OTC Bulletin Board by the NASD Regulation, Inc. in the United States under the trading symbol "IGN-IF".  Effective January 30, 1998, the Parent Company's common shares commenced trading on the Berlin Stock Exchange having a trading symbol "IGN GR".  See "Item 9 - The Offering and Listing".  On July 29, 2003, the common shares of the Company were delisted from the TSX Venture Exchange.  It will continue to trade on the OTCBB Market.

The Parent Company's head and principal office is located at Suite 1304-925 West Georgia Street, Vancouver, B.C., Canada V6C 3L2.  The Parent Company's registered and records office and address is care of its solicitors, Catalyst Corporate Finance Lawyers, Suite 1400-1055 West Hastings Street, Vancouver, B.C., V6E 2E9.

B.

Business Overview

Prior to March 27, 1996, the Parent Company was in the business of oil and gas exploration and development.  Since this date, the Parent Company has disposed of or abandoned all of its resource properties and is no longer subject to any agreements relating to the exploration or development of such properties.

From March 27, 1996 to April 2001, the Parent Company, through its subsidiaries, had focused its efforts on the development of Internet Commerce Services, including information access, entertainment, gaming and financial services.  Initially, the Parent Company developed an Internet gaming operation which incorporated an Internet casino, sports book and sports pool.   The sports book and sports pool have since been shut down. The Parent Company then completed the development of its financial transaction processing operations and developed an Internet broadcasting service.  The Parent Company is now looking at other courses of action, including divestiture of the casino and/or other components of the Parent Company.

Subsequent to year-end, the Parent Company had entered into an agreement to acquire all the issued and outstanding common shares of AssistGlobal.com Communications Inc., a software company that develops commercial software for the Facilities and Project Management Industry.

C.

Organizational Structure

The Parent Company has nine subsidiaries and is a discretionary beneficiary of a trust.  The particulars regarding the Parent Company's subsidiaries and the trust are as follows:

Name of Subsidiary or Trust	Percentage Ownership (4)	Date of Incorporation or Settlement	Jurisdiction of Incorporation or Settlement
Internet Global Network (Barbados) Inc.	100%(3)	January 31, 1997	Barbados
INTERFI Corporation	100%(3)	November 18, 1996	Barbados
INTERFI Financial Services Inc.	100%	December 6, 1996	Nevada
Winventure Limited	86.12%(1) (3)	February 18, 1997	British Virgin Islands
WinStreak Limited	86.12%(1) (3)(5)	March 13, 1997	St. Kitts
INTERFI Corporation	100%(3)	October 9, 1997	St. Kitts
The InterActive Technology Trust (the "Trust")	N/A(2)	December 1, 1997	Bermuda
IGN (BVI) Inc.	100%	July 8, 1997	British Virgin Islands
INTERFI Internet Financial Services Inc.	100%(3)	May 8, 1997	British Virgin Islands
Winstreak Services Limited	100%	October 6, 1998	Canada

12

(1)

Ownership based on contributions and subject to change.  See "Item 1 - Description of Business - Winventure".

(2)

The Trust's beneficiaries are the Parent Company, IGN (BVI) Inc. and the International Committee of the Red Cross.  See "Item 1 - Description of Business - The InterActive Technology Trust".

(3)

The Parent Company controls each of these entities, indirectly, through its wholly owned subsidiary IGN (BVI) Inc.  See the following -organizational chart and "Item 1 - Description of Business - The InterActive Technology Trust".

(4)

Represents the percentage of voting securities held.   The InterActive Technology Trust also owns 100% of the Class B non-voting common shares of Internet Global Network (Barbados) Inc.  IGN (BVI) Inc. also owns 100% of the issued and outstanding non-voting redeemable preference shares of Internet Global Network (Barbados) Inc.  See the following organizational chart.

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

The Parent Company has also incorporated INTERFI Corporation in Barbados, INTERFI Internet Financial Services Inc. in the British Virgin Islands, INTERFI Financial Services Inc. in Nevada, USA and INTERFI Corporation in St. Kitts (collectively known as ‘INTERFI').  INTERFI Financial Services Inc. is wholly owned by the Parent Company and the remainder of the INTERFI companies are wholly owned subsidiaries of IGN-Barbados.  INTERFI processes all financial transactions which are incurred on the Internet for the corporate entity as well as for independent third parties.

The Parent Company has also incorporated Winstreak Services Limited in British Columbia, Canada.

The Parent Company and all of its subsidiaries shall be collectively referred to as the "Company".

13

(1)

The Parent Company does not engage in any operations directly.  The Parent Company has invested in entities that perform various Internet related activities.

(2)

Axion Communications Inc. is an Internet Service Provider which provides Internet related services in British Columbia, Canada.

(1)

The Parent Company and Axion Communications Inc. are listed on the TSX Venture Exchange.  The Parent Company and Axion Communications Inc. had related directors and officers throughout the year.  In January 2000, Axion sold all of its shares in Axion (Barbados) Inc. to an unrelated party.

(4)

The Trust's three beneficiaries are the Parent Company, IGN-BVI and the International Committee of the Red Cross.  The International Committee of the Red Cross is limited to receive distributions to a maximum of US$100,000 per calendar year.  The Trust owns all issued and outstanding non-voting common shares of IGN-Barbados.  See "Item 1 - Description of Business - The InterActive Technology Trust".

(5)

IGN-BVI owns all issued and outstanding voting common shares of IGN-Barbados.

(6)

IGN-Barbados', Axion (Barbados) Inc.'s and the other shareholder ownership of Winventure Limited is based upon the contributions of the three companies.  Percentage ownership as of June 30, 2002 is noted in the corporate organizational structure above.  Pursuant to an agreement dated May 20, 2003, the Parent Company sold all of its subsidiaries for cash consideration of $1.  The closing of the sale was effective on June 2, 2003.

(7)

INTERFI Internet Financial Services Inc., Interfi Corporation in Barbados, INTERFI Financial Services Inc. and INTERFI Corporation in St. Kitts collectively develop and operate financial transaction processing.  See "Item 1 - Description of Business - The Operations - Financial Operations".

(8)

Effective May 2002, Winstreak Limited had been dissolved.

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

Pursuant to the Winventure Agreement, the parties acknowledge that each of the three shareholders will own a percentage of Winventure, based on their respective monetary contributions.  IGN-Barbados must approve any sale, transfer, mortgage, pledge or encumbrance of Winventure's shares, and has a right of first refusal on the sale of any of Winventure's ownership by the other shareholders.  If further financing of Winventure is needed, the three shareholders of Winventure will be presented with investment offers by Winventure.  IGN-Barbados has the option of accepting any investment offers rejected by Axion-Barbados or the other shareholder of Winventure.   As at June 30, 2002, IGN-Barbados owned approximately 86.12% of Winventure, with Axion-Barbados 7.33% and the other shareholder 6.50%.  Pursuant to an agreement dated May 20, 2003, the Parent Company sold all of its subsidiaries for cash consideration of $1.  The closing of the sale was effective June 2, 2003.

Acquisitions and Dispositions

During the year ended June 30, 2003, the Parent Company did not acquire, through Internet Global Network (Barbados) Inc., any additional ownership interest in Winventure.  The Parent Company owns approximately 86.12% of the outstanding common shares of Winventure as at June 30, 2002.  Pursuant to an agreement dated May 20, 2003, the Parent Company sold all of its subsidiaries for cash consideration of $1.  The closing of the sale was effective June 2, 2003.

Subsequent to the year ended June 30, 2003, the Parent Company announced that it had entered into a definitive acquisition agreement (the "Acquisition Agreement") with AssistGlobal.com Communications Inc. ("AssistGlobal") and its principal shareholders to acquire all of the issued and outstanding shares of AssistGlobal in exchange for the issuance of 10,350,000 post consolidated common shares of the Parent Company (the "IGN Shares") at a deemed price of $0.35 per share. The transaction will be treated as an exempt take over bid in the Province of British Columbia. As part of the transaction the Parent Company will seek shareholder approval to consolidate its currently issued and outstanding common shares on a 1 new share for 3 old share basis and anticipates completing post consolidation financings of up to

$1,000,000 in order to fund the project. The new board of directors will consist of two directors being nominated by the current management of the Parent Company and three by the current management of AssistGlobal. A finders fee of 750,000 post consolidated shares is payable upon closing of the transaction subject to regulatory approval and any applicable prospectus exemptions. The completion of the transaction may be subject to shareholder and regulatory approvals.

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

ITEM 5.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of the financial condition, changes in financial condition and results of operations of the Parent Company as at June 30, 2003 and 2002 and for its last three fiscal years ending June 30, 2001, 2000, 1999, should be read in conjunction with the financial statements of the Company and related notes included herein.  Unless expressly stated otherwise, all references to dollar amounts in this section are to Canadian dollars.

A reconciliation of the financial statements to U.S. GAAP is set forth in Note 10 of the audited June 30, 2003 financial statements included herein at Part IV - Item 17.  Refer to Note 10 for an itemized discussion and analysis of the material measurement differences between Canadian GAAP and U.S. GAAP.

A.

Operating Results

A comparison of the results of operations for the fiscal years ended June 30, 2003, 2002, and 2001 are as follows:

Year Ended June 30, 2003

For the year ended June 30, 2003, the Parent Company recorded a loss of $71,299 or $0.01 per share as compared to a loss of $143,736 or $0.02 per share in 2002.  The decrease in loss was primarily due to a decrease in operations and related operating expenses.

Expenses for the year ended June 30, 2003 were $66,873 as compared to $123,277 for the year ended June 30, 2002.  The decrease in expenses has been a result of the slow down of operations since April 2001.

Year Ended June 30, 2002

For the year ended June 30, 2002, the Parent Company incurred a loss of $143,736 or $0.02 per share compared to a loss of $999,758 or $0.10 per share in the previous year. Total revenues for the year ended June 30, 2002 were $802 compared to $16,497 in 2001, all of which was derived from interest income. General and administrative expenses in fiscal 2002 were $123,277 as compared to $473,642 in fiscal

2001.  The decrease in expenses resulted from the Parent Company's shut down of its internet casino operations since April 2001.

As at June 30, 2002, the Parent Company has an outstanding 1,023,000 directors and employees stock options to purchase a total of 1,023,000 common shares of the Parent Company at a price of $0.10 per share. 390,000 of the stock options expires on October 13, 2003. 3,000 expires on March 3, 2004 and 630,000 expires on January 25, 2007. During the year ended June 30, 2002, the exercise price of 393,000 stock options was amended from $0.19 per common share to $0.10 per common share.

During the year ended June 30, 2002, the Parent Company's 2,125,000 escrow shares were cancelled and returned to treasury and the Parent Company's 1,000,000 share purchase warrants expired on March 9, 2002.

Year Ended June 30, 2001

For the year ended June 30, 2001, the Parent Company incurred a loss of $999,758 or $0.12 per share compared to a loss of $1,246,503 or $0.13 per share in the previous year.  Total revenues for the year ended June 30, 2001 were $16,497 compared to $59,401 in 2000, all of which was derived from internet gaming and interest income. General and administrative expenses in fiscal 2001 were $473,642 as compared to $1,389,243 in fiscal 2000.  The decrease in general and administrative fees was primarily due to a decrease in amortization of capital assets.  This decrease was offset by an increase in consulting fees due to outsourced accounting services and insignificant changes in some other general and administrative expenses.

During the year-ended June 30, 2000, the Parent Company issued 1,000,000 special warrants at a price of $0.60 per unit.  Each unit was converted, at no additional consideration, into one common share and non-transferable share purchase warrant.  Each share purchase warrant entitled the holder to purchase an additional common share at $0.75 per share for a period of two years to March 9, 2002.  The Parent Company issued 98,500 additional special warrants as a finder's fee exercisable, for no additional consideration, into 98,500 common shares of the Parent Company.

As at June 30, 2001 there are 1,000,000 share purchase warrants outstanding.  Each share purchase warrant entitles the holder to purchase an additional common share at $0.75 per share for a period of two years expiring March 9, 2002.

As at June 30, 2001, the Parent Company there are 514,000 stock options outstanding.  Each stock option entitles the holder common shares at a price of $0.19 per share expiring 390,000 shares on October 13, 2003, 54,000 shares on March 3, 2005, and 70,000 shares on January 24, 2002.

As at June 30, 2001, 2,125,000 (2000 and 1999 - 2,125,000) common shares of the Parent Company were subject to an escrow agreement under which the shares may not be transferred, assigned or otherwise dealt with without the consent of the relevant regulatory body having jurisdiction thereon.

B.

Liquidity and Capital Resources

The Parent Company reported a negative working capital of $252,548 at June 30, 2003 compared to a negative working capital of $181,931 at June 30, 2002 representing a decrease of $70,617. As at June 30, 2003, the Parent Company had a net cash on hand of $379 compared to $9,757 in the previous year. Current assets excluding cash at June 30, 2003 increased by $5,082 compared to June 30, 2002 which is attributable to the increase in accounts receivable.  Current liabilities at June 30, 2003 increased by

$66,339 primarily due to an increase in due to related parties of $52,500 and an increase in accounts payable of $13,839.

The Parent Company utilized $66,846 in cash to fund its operating activities before net changes in non-cash working capital balances at June 30, 2003 and deducted loss from discontinued operations of $4,453. By comparison, the Parent Company utilized $122,475 in cash from its operating activities before net changes in non-cash working capital balances at June 30, 2002.

Net changes in non-cash working capital balances utilized $63,237 of cash at June 30, 2003, increasing cash utilized in operating activities to $(2,926).  By comparison, net changes in non-cash working capital balances generated $94,351 of cash at June 30, 2002, increasing cash used in operating activities to $(24,474).

The Parent Company's cash position at June 30, 2003, totaled $379 compared to $9,757 for the same period in 2002. The Parent Company has a negative working capital balance at June 30, 2003 of $252,548. Aside from such cash, the Parent Company has no material unused sources of liquid assets.  The Parent Company does not have any bank debt and has no restrictions on its cash flow other than ongoing operating expenses which amounted to $66,873 in fiscal 2003 as compared to $123,277 in fiscal 2002.

The Parent Company's activities have been funded principally through sales of equity securities and this source of financing is anticipated to continue until the Parent Company develops a cash flow from operations.  See "Note Regarding Forward Looking Statements."  The ability of the Parent Company to continue operations is dependent on the ability of the Parent Company to continue to obtain financing.  The ability of the Parent Company to access the capital markets is substantially determined by the success or failure of its proposed business.

The only sources of funds presently available to the Parent Company are through the exercise of outstanding stock options by holders of such options (see "Item 12 - Options to Purchase Securities from the Company"), or the sale of equity capital of the Parent Company, in whole or in part. Although the Parent Company has been successful in raising the necessary funds in the past, there can be no assurance that, and management cannot predict whether the Parent Company will have sufficient financing to meet its future capital requirements or that additional financing will be available on terms acceptable to the Parent Company in the future.

Under U.S. GAAP the use of the term "substantial doubt" would be used in regards to the ability of the Parent Company to continue as a going concern.  See "Item 3 - Key Information - Risk Factors - Cash Flow Deficiency and Lack of Financing".

C.

Research and Development, Patents and Licenses, Etc.

Not applicable.

D.

Trend Information

The Parent Company does not know of any other trends, demands, commitments, events or uncertainties that will result in, or that are reasonably likely to result in, the Company's liquidity either materially increasing or decreasing at present or in the foreseeable future.

ITEM 6.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.

Directors and Senior Management

The following is a list of the directors and senior officers of the Parent Company as at June 30, 2003, their municipalities of residence, their current positions with the Company and their principal occupations during the past five years. All of the Directors are residents of Canada.

Name, Age and Municipality of Residence	Position(s) with the Company	Terms of the Various Offices Held
Praveen K. Varshney (1)(2) 3886 West 38th Avenue Vancouver, B.C. V6N 2Y4 Canada	President and Director

President for the Parent Company since September 1999.

Director of the Parent Company from September 1991 to May 1997.

Principal, Varshney Capital Corp., from January 2000 to present; Principal, Varshney Chowdhry Group of Companies, August, 1991 to December 1999; Partner, Varshney Chowdhry & Co., Chartered Accountants, between May 1993 and September 1995; Self-employed Chartered Accountant, Vancouver, B.C., between August 1991 and April 1993.

Peeyush K. Varshney (1)(2) 3703 West 11th Avenue Vancouver, B.C. V6R 2K7 Canada	Director

Director of the Parent Company since May 1997; Treasurer of the Parent Company from August 1996 to May 1997.

Principal, Varshney Capital Corp., from January 2000 to present; Principal, Varshney Chowdhry Group of Companies, August, 1991 to December 1999; Associate, Campney & Murphy, Barristers and Solicitors, from September 1994 to July 1996; Articled Student, Farris, Vaughan, Wills & Murphy, Barristers and Solicitors from September 1993 to August 1994.

Aly Mawji 758 Miller Avenue, Coquitlam, BC V3J 4K3	Director

Director of the Parent Company since December 2002.

Principal, 608749 B.C. Ltd., June 2000 to present; Director, Consolidated Global Technologies Inc., December 2003 to present; Vice President of Corporate Finance, Kronofusion Technologies, Inc. May 2000 to October 2002; Investor Relations, Image Power, Inc., May 1999 to May 2000; Financial Advisor, Canadian Imperial Bank of Commerce, March 1997 to May 1999

Bali Chowdhry 119 East 47th Avenue Vancouver, B.C. V5W 2A6 Canada	Secretary

Secretary of the Parent Company since April 1996.

Executive Assistant, Camphor Ventures Inc. since May 1996; Dental Hygienist, Lakeview Dental Group from January 95 to Dec. 95; Camgara Dental Group from January 92 to December 94.

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

B.

Compensation

The aggregate amount of compensation paid by the Parent Company during the fiscal year ended June 30, 2003, to all Directors and Officers, as a group, for services in all capacities was $21,000. See "Management Contracts" below.

The Parent Company is required under applicable securities legislation in Canada, to disclose to its shareholders details of compensation paid to its Directors and Officers.  The following information fairly reflects all material information regarding compensation paid to the Parent Company's Directors and Officers, which information has been disclosed to the Company's shareholders in accordance with applicable Canadian law:

Executive officers are entitled to participate in incentive stock options granted by the Parent Company.  For additional information with respect to stock options granted to executive officers, please refer to the heading  "Stock Options" under Item 12 below.

		Annual Compensation			Long Term Compensation
					Awards		Payouts
Name and Position of Principal	Fiscal Year Ending	Salary	Bonus	Other Annual Compensation (1)	Securities Under Options Granted	Restricted Shares or Restricted Share Units	LTIP Pay-Outs	All Other Compen- sation
Praveen K. Varshney President & Director	2003 2002 2001	Nil Nil Nil	Nil Nil Nil	$21,000 $69,500 $72,000	Nil 119,000 Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

(1)

These monies were paid to OM Management Ltd., a private British Columbia company wholly-owned by Mr. Varshney pursuant to a Management and Administrative Services Agreement.  Refer to "Management Contracts" for further particulars.

Long Term Incentive Plan Awards to Executive Officer

The Parent Company has no long-term incentive plans in place and therefore there were no awards made under any long-term incentive plan to the Named Executive Officers during the Parent Company's financial year ended June 30, 2003.

Options & SARs Granted to Executive Officer

During the year ended June 30, 2003, no incentive stock options were granted to the Named Executive Officer.  During this period, no outstanding SARs were held by the Named Executive Officer.

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

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)(1)	Unexercised Options at Fiscal Year-End Exercisable/Unexercisable (#)	Value of Unexercised In-the-Money Options at Fiscal Year-End ($) Exercisable / Unexercisable(2)
Praveen K. Varshney	Nil	Nil	264,000/Nil	Nil/Nil

(1)

Based on the difference between the option exercise price and the closing market price of the Company's shares, on the date of exercise.

(2)

In-the-Money Options are those where the market value of the underlying securities as at the most recent fiscal year end exceeds the option exercise price.  The closing market price of the Parent Company's shares as at June 20, 2003, the last trade prior to the Company's year-end, June 30, 2003, was $0.12. There were no trades between June 21, 2003 and July 2, 2003. The closing market price of the Company's shares as at July 3, 2003, was $0.13.

Termination of Employment, Change in Responsibilities and Employment Contracts

Reference is made to "Management Contracts" for compensation received by Praveen K. Varshney, the Named Executive Officer of the Parent Company.

There are no other compensatory plans or arrangements with respect to the Named Executive Officer resulting from the resignation, retirement or other termination of employment or from a change of control of the Parent Company.

Compensation of Directors

Compensation for the Named Executive Officer has already been disclosed above. Effective January 1, 2000, the Parent Company entered into a Director's Services Agreement (the "Kammer Agreement") with Sieglinde Riedi Kammer, a director of the Parent Company, pursuant to which the Parent Company retained Sieglinde Riedi Kammer to provide director's services to the Parent Company.  The duration of service pursuant to the Kammer Agreement is on a month-to-month basis at a remuneration of $1,000 per month.  Save and except as aforesaid, no cash compensation was paid to any director of the Parent Company for the director's services as a director during the fiscal year ended June 30, 2001. The Kammer Agreement was terminated effective April 1, 2001.

Other than as set out above, the Parent Company has no standard arrangement pursuant to which directors are compensated by the Parent Company for their services in their capacity as directors except for the granting from time to time of incentive stock options in accordance with the policies of the TSX Venture Exchange.  During the most recently completed financial year, the Parent Company did not grant any incentive stock options to directors.

Indebtedness of Directors and Senior Officers

None of the directors or senior officers of the Parent Company have been indebted to the Parent Company or its subsidiary during the fiscal year ended June 30, 2003.

Management Contracts

The Parent Company is party to management contracts with the following companies all of which relate to compensation paid to certain members of management for their services to the Parent Company.

OM Management Ltd. Management Agreement

Effective January 1, 2000, the Parent Company entered into a Management and Administrative Services Agreement (the "OM Agreement") with OM Management Ltd. ("OM"), a private British Columbia company wholly-owned by Praveen K. Varshney, the President, Vice President Finance and a director of the Parent Company, pursuant to which the Company retained OM to provide management and administrative services.  The OM Agreement has a term of three years with compensation at the rate of $5,000 per month for management services and $1,000 per month for administrative services.  Effective June 1, 2002, the OM Agreement was amended to reduce the management fees paid to OM from $5,000 per month to $2,500 per month.

During the fiscal year ended June 30, 2003, the Parent Company paid $15,000 in management fees and $6,000 in administrative fees to OM pursuant to the OM Agreement.  The OM Agreement was terminated effective December 31, 2002.

Save and except as aforesaid, management functions of the Parent Company are substantially performed by directors or senior officers of the Parent Company and not, to any substantial degree, by any other person with whom the Parent Company has contracted.

Stock Options

As of June 30, 2003, the Company had allotted up to 648,000 common shares for issuance to four directors and senior officers on exercise of the stock options.  These shares will be issued at a price of $0.10 per share on exercise of the stock options.  The following is a summary of the stock options held by directors and officers of the Parent Company outstanding at June 30, 2003:

Exercise

Expiry Date

Shares Under

Optionees

Price                  (D/M/Yr)                    Option

DIRECTORS AND SENIOR OFFICERS

Bali Chowdhry

$0.10

13/10/2003

86,000

Peeyush K. Varshney

$0.10

13/10/2003

159,000

$0.10

25/01/2007

119,000

Praveen K. Varshney

$0.10

13/10/2003

145,000

$0.10

25/01/2007

119,000

Aly Mawji

$0.10

25/01/2007

  20,000

648,000

___________________________________________________________________________________

Of the 648,000 stock options, 390,000 stock options were granted on October 13, 1998 and 258,000 stock options were granted on January 25, 2002.  The Exchange approved the granting of stock options on October 16, 1998 and January 29, 2002 respectively. As of the date of Exchange approval, the fair value of the shares underlying the stock options was $1.95 and $0.10, respectively.

C.

Board Practices

The Parent Company's board of directors consists of three members, the terms of which expire at the general meeting of shareholders to be held in each year.  Directors are elected by a majority of the votes of the Parent Company's common shares present in person or represented by proxy at its annual meeting of shareholders and entitled to vote at such election.  Each director will hold office until his or her term expires and his or her successor has been elected and qualified.  Executive officers serve at the discretion of the Board of Directors.  Officers are elected at the annual meeting of the directors held immediately after the annual general meeting of shareholders.

The Parent Company has granted and intends to continue to grant incentive stock options to employees, directors, officers and consultants on terms and conditions established by the Board of Directors at the time of the grant and in accordance with the Parent Company's stock option plan and prevailing Exchange policy.  The Parent Company's directors do not receive any monies for serving in their capacity as directors and there is currently no arrangement for the payment of any compensation in the future.

The Board of Directors has set up an audit committee which consists of Messrs. Praveen Varshney, Peeyush Varshney and Mr. Aly Mawji.  The audit committee engages on behalf of the Parent Company the independent public accountants to audit the Parent Company's annual financial statements, and reviews and approves the planned scope of the annual audit.

D.

Employees

As at June 30, 2003, the Parent Company has 1 employee performing administration and accounting duties.

E.

Share Ownership

The following list indicates the number of shares held beneficially by Directors and Officers of the Parent Company as at June 30, 2003 and the corresponding percentage of the Parent Company's issued capital such shares represent:

	Title of Class	Number Owned	Percent of Class
Praveen K. Varshney	Common Stock	91,750	1.12%
Peeyush K. Varshney	Common Stock	6,975	0.09%
		98,725	1.21%

ITEM 7.

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.

Major Shareholders

To the best of the Parent Company's knowledge, the Parent Company is not directly or indirectly owned or controlled by another company or by any foreign government.

The following table sets forth the shareholdings of those persons who own of record or are known to the Parent Company to own beneficially, directly or indirectly, or exercise control or direction over, more than 5% of the issued and outstanding common shares of the Parent Company as at the date of this annual report:

Identity of Person or Group	Type of Ownership	Amount Owned	Percent of Class
CDS & Co. (NCI) PO Box 1038 Stn A 25 The Esplanade Toronto, ON M5W 1G5	Direct	7,909,072(1)	96.58%

(1)

Beneficial ownership of these shares cannot be determined from publicly available information. CDS & Co. is a depository trust firm holding shares on behalf of brokerage firms and other financial institutions.

B.

Related Party Transactions

Other than as disclosed in "Item 6. Directors, Senior Management and Employees - B. Compensation" and the transactions set forth below, there are no other related party transactions or proposed transactions involving any insider, proposed nominee for election as director, or associate or affiliate of an insider, of the Parent Company that have occurred during the three most recently completed fiscal years of the Parent Company or during the period since the end of the Parent Company's most recently completed fiscal year. There are no debts owing directly or indirectly to the Parent Company by any director or officer of the Parent Company, or by an associate of any director or officer of the Parent Company.  Management of the Parent Company has an interest in the following transactions, all of which relate to compensation paid to former and present members of management for their past and present services to the Parent Company.

(1)

Praveen K. Varshney is a controlling shareholder of OM Management Ltd.. During fiscal 2003, the Parent Company accrued OM management fees of $15,000 and was reimbursed for administrative services of $6,000.  OM is in the business of providing management services to public companies.

(2)

Praveen K. Varshney and Peeyush K. Varshney are directors of Afrasia Mineral Fields Inc. ("Afrasia"). During fiscal 2003, the Parent Company accrued Afrasia rent of $19,854.  Afrasia is an oil and gas exploration company.

The Parent Company believes that the terms of the transactions were on terms as favorable as those which could have been negotiated with unaffiliated third parties.

Performance Shares and Escrow Securities

As at the date of this annual report, the common shares of the Parent Company are not subject to any escrow agreement, which may not be transferred, assigned or otherwise dealt with thought the consent of regulatory authorities.

C.

Interests of Experts and Counsel

Not applicable.

ITEM 8.

FINANCIAL INFORMATION

A.

Statements and Other Financial Information

Attached hereto are the Parent Company's audited financial statements, consisting of balance sheets as at June 30, 2003 and 2002, and statements and operations and deficit, deferred exploration and cash flows for each of the years in the three-year period ended June 30, 2003 along with related notes and Auditor's Report and Comments by Auditors for U.S. Readers on Canada-U.S. Reporting Difference.  See "Item 17. Financial Statements."

Legal Proceedings

None.

Dividend Policy

No dividends have been paid on any class of shares of the Parent Company since the date of its incorporation and it is not contemplated that any dividends will be paid in the immediate or foreseeable future.

B.

Significant Changes

Not applicable.

ITEM 9.

THE OFFER AND LISTING

A.

Offer and Listing Details

The common shares of the Parent Company were listed for trading on the VSE (now the TSX Venture Exchange) on September 28, 1993.  The Parent Company's trading symbol on the TSX Venture Exchange is "IGN".  The Parent Company has also received clearance for an unpriced quotation on the OTC Bulletin Board by the NASD Regulation, Inc. in the United States effective November 19, 1997 under the trading symbol "IGNIF" and commenced trading on June 18, 1998.  Effective January 30, 1998, the Parent Company's common shares commenced trading on the Berlin Stock Exchange, having a trading symbol "IGN GR".  On July 29, 2003, the common shares of the Parent Company were delisted from the TSX Venture Exchange.  It will continue to trade on the OTCBB Market.

On June 30, 2003, 8,188,780 common shares of the Parent Company were outstanding.  The closing price of the Parent Company's common shares on the TSX Venture Exchange on June 30, 2003 was $0.12.  The following summarizes the reported high and low prices for the periods indicated on the TSX Venture Exchange:

	High	Low
Monthly Stock Prices
July 2003	$ 0.13	$ 0.13
June 2003	$ 0.13	$ 0.10
May 2003	$ 0.12	$ 0.04
April 2003	$ 0.03	$ 0.02
Quarterly Stock Prices
Fiscal 2003
First Quarter	$ 0.07	$ 0.04
Second Quarter	$ 0.04	$ 0.02
Third Quarter	$ 0.04	$ 0.02
Fourth Quarter	$ 0.13	$ 0.02

Fiscal 2002
First Quarter	$ 0.10	$ 0.08
Second Quarter	$ 0.16	$ 0.05
Third Quarter	$ 0.07	$ 0.04
Fourth Quarter	$ 0.05	$ 0.05
Annual Stock Prices
Fiscal 2001	$ 0.70	$ 0.07
Fiscal 2000	$ 1.80	$ 0.40

The following table indicates the approximate number of record holders of common shares with United States addresses and the portion and percentage of common shares held in the United States as at June 30, 2003:

Total Number of Holders	Number of U.S. Holders	Number of Common Shares Held in the U.S.	Percentage of Common Shares Held in the U.S.
42	5	233,558	2.9%

The computation of the number and percentage of common shares held in the United States is based upon the number of common shares held by record holders with United States addresses and by trusts, estates or accounts with United States addresses as disclosed to the Company following inquiry to all record holders known to the Parent Company to be trustees, executors, guardians, custodians or other fiduciaries holding common shares for one or more trusts, estates or accounts.  United States residents may beneficially own common shares held of record by non-United States residents.

A substantial number of common shares are held in "street name" by trustees, executors, guardians, custodians or other fiduciaries, including depositories, brokerage firms and financial institutions.  Based on the number of annual reports and proxy statements requested by such nominees, management of the Parent Company estimates that the number of beneficial holders of common shares exceeds 500 of which over 350 holders have United States addresses.

B.

Plan of Distribution

Not applicable.

C.

Markets

The Parent Company's common shares are quoted on the TSX Venture Exchange in the province of British Columbia, Canada under the trading symbol "IGN".  On July 29, 2003, the common shares of the Parent Company were delisted from the TSX Venture Exchange.  It will continue to trade on the OTCBB Market.

D.

Selling Shareholders

Not applicable.

E.

Dilution

Not applicable.

F.

Expenses of the Issue

Not applicable.

ITEM 10.

ADDITIONAL INFORMATION

A.

Share Capital

Not applicable.

B.

Memorandum and Articles of Association

Securities Register

The Parent Company shall keep or cause to be kept a register of members, a register of transfers and a register of allotments within British Columbia, all as required by the Parent Company Act, and may combine one or more of such registers.  If the Parent Company's capital shall consist of more than one class of shares, a separate register of members, register of transfers and register of allotments may be kept in respect of each class of shares.  The Directors may appoint a trust company to keep the aforesaid registers or, if there is more than one class of shares, the Director may appoint a trust company, which need not be the same trust company, to keep the registers for each class of shares.  The Directors may also appoint one or more trust companies, including the trust company which keeps the said registers of its shares or of a class thereof, as transfer agent for its shares or such class thereof, as the case may be, and the same or another trust company or companies as registrar for its shares or such class thereof, as the case may be.  The Directors may terminate the appointment of any such trust company at any time and may appoint another trust company in its place.

Unless prohibited by the Company Act, the company may keep or cause to be kept within the Province one or more branch registers of members and may, if the Parent Company is, or becomes, a reporting company, cause to be kept outside the Province one or more branch register of members.

The Parent Company shall not at any time close its register of members.

Powers of Directors

Election and Removal of Directors

At each annual general meeting of the Parent Company all the Directors shall retire and the members entitled to vote at the meeting shall elect a Board of Directors consisting of the number of Directors for the time being fixed pursuant to these Articles.  If the Parent Company is, or becomes, a company that is not a reporting company and all the members entitled to attend and vote at an annual general meeting consent in writing to the business required to be transacted at such meeting, the meeting shall be deemed for the purpose of this Part to have been held on the date specified in the consent or in the resolutions consented to in writing dealing with such business.

A retiring Director shall be eligible for re-election.

Where the Parent Company fails to hold an annual general meeting or the members fail to consent to the business required to be transacted at such meeting, the Directors then in office shall be deemed to have been elected or appointed as Directors on the last day on which the annual general meeting could have been held pursuant to these Articles and they may continue to hold office until other Directors are appointed or elected or until the day on which the next annual general meeting is held.

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

The office of a Director shall be vacated if the Director:

(a)

resigns his office by notice in writing delivered to the registered office of the Parent Company; or

(b)

ceases to be qualified to act as a Director pursuant to the Company Act.

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

Between successive annual general meetings the Directors shall have power to appoint one or more additional Directs but the number of additional Directs shall not at any time exceed 1/3 of the number of Directs elected or appointed at the last annual general meeting of the Parent Company.  Any additional Directors so appointed shall hold office only until the next following annual general meeting of the company abut shall be eligible for election at such meeting and so long as he is additional Director the number of Directs shall be increased accordingly.

Any Director may by instrument in writing, telegram, telex, telecopier or any other method of transmitting legibly recorded messages delivered or sent to the Company appoint any person to be his alternate to act in his place at meetings of the Directors at which he is not present unless the Directors shall have disapproved the appointment of such person as an alternate and shall have given notice to that effect to the Director appointing the alternate within a reasonable time after delivery of such instrument to the Parent Company.  Every such alternate shall be entitled to notice of meetings of the Directors and to attend and vote as a Director at a meeting at which the person appointing him is not personally present and, if he is a Director, to have a separate vote on behalf of the Director by whom he was appointed in addition to his own vote.  A Director may at any time by instrument, telegram, telex, telecopier or any other method of transmitting legibly recorded messages delivered or sent to the Parent Company revoke the appointment of an alternate appointed by him.  The remuneration payable to such an alternate shall be payable out of the remuneration of the Director appointing him.

Powers and Duties of Directors

The Directors shall manage, or supervise the management of, the affairs and business of the Parent Company and shall have authority to exercise all such powers of the Parent Company as are not, by the Company Act, the Memorandum of the Parent Company or these Articles, required to be exercised by the Parent Company in general meeting.

The Directors may from time to time by power of attorney or other instrument under the seal of the Parent Company appoint any person to be the attorney of the Parent Company for such purposes, and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the Directors under these Articles and excepting the powers of the Directors relating to the constitution of the Board and of any of its committees and the appointment or removal of officers and the power to declare dividends) and for such period, with such remuneration and subject to such conditions as the Directors may think fit, and any such appointment may be made in favour of any of the Directs or any of the members of the Parent Company or in favour of any company, or of any of the members, directors, nominees or managers of any company, firm or joint venture and any such power of attorney may contain such provisions for the protection or convenience of persons dealing with such attorney as the Directs think fit.  Any such attorney may be authorized by the Directs to sub-delegate all or any of the powers, authorities and discretions for the time being vested in him.

Directors

The subscribers to the Memorandum of the company are the first Directors.  The Directors to succeed the first Directors may be appointed in writing by all the subscribers or by resolution passed at a meeting of the subscribers or, if not so appointed, they shall be elected by the members entitled to vote on the election of Directors and the number of Directors shall be the same as the number of Directors so appointed or elected.  The number of Directors, excluding additional Directors, may be fixed or changed from time to time by ordinary resolution, whether previous notice thereof has been given or not, by notwithstanding anything contained in these Articles the number of Directors shall never be less than one or, if the Parent Company is, or becomes, a reporting company, less than three.

The remuneration of the Directors as such may from time to time be determined by the Directors or, if the Directors shall so decide, by the members.  Such remuneration may be in addition to any salary or other remuneration paid to any officer or employee of the Parent Company as such who is also a Director.  The Directors shall be repaid such reasonable travelling, accommodation and other expenses as they incur in and about the business of the company and if any Director shall perform any professional or other services for the company that in the opinion of the Directors are outside the ordinary duties of a Director or shall otherwise be specially occupied in or about the Parent Company's business, he may be paid a remuneration to be fixed by the beard, or at the option of such Director, by the Parent Company in general meeting, and such remuneration may be either in addition to or in substitution for any other remuneration that he may be entitled to receive.  Unless otherwise determined by ordinary resolution, the Directors on behalf of the Parent Company may pay a gratuity, pension or retirement allowance to any

Director who has held any office or appointment with the company or to his spouse or dependants and may make contributions to any fund and pay premiums for the purchase or provision of any such gratuity, pension or allowance.

A Director shall not be required to hold a share in the capital of the Parent Company as qualification for his office but shall be qualified to become or act as a Director as required by the Company Act.

Borrowing

The Directors may from time to time in their discretion authorize the Parent Company to:

(a)

borrow money in such amount, in such manner, on such security, from such sources and upon such terms and conditions as they think fit;

(b)

guarantee the repayment of money borrowed by a person or the performances of any obligation of any person;

(c)

issue bonds, debentures, notes and other debt obligations either outright or as continuing security for any indebtedness or liability, direct or indirect, or obligations of the Parent Company or of any other person; and

(d)

mortgage, charge (whether by way of specific or floating charge) or give other security on the undertaking or on the whole or any part of the property and assets of the Parent Company, both present and future.

Any bonds, debentures, notes or other debt obligations of the Parent Company may be issued at a discount, premium or otherwise and with any special privileges as to redemption, surrender, drawing, allotment of or conversion into or exchange for shares or other securities, attending and voting at general meetings of the Parent Company, appointment of Directors or otherwise may by their terms be assignable free from any equities between the Parent Company and the person to whom they were issued or any subsequent holder thereof, all as the Directors may determine.

The Parent Company shall keep or cause to be kept within the Province of British Columbia in accordance with the Company Act a register of its debentures and a register of debenture holders, which registers may be combined, and, subject to the provisions of the Company Act, may keep or cause to be kept one or more branch registers of its debenture holders at such place or places as the Directors may by resolution, regulation or otherwise make such provisions as they think fit respecting the keeping of such branch registers.

Every bond, debenture, note or other debt obligation of the Parent Company shall be signed manually by at least one Director or officer of the Parent Company or by or on behalf of a trustee, registrar, branch registrar, transfer agent or branch transfer agent for the bond, debenture, note or other debt obligation appointed by the Parent Company or under any instrument under which the bond, debenture, note or other debt obligation is issued and any additional signatures may be printed or otherwise mechanically reproduced thereon and, in such event, a bond, debenture, note or other debt obligation so signed is as valid as if assigned manually notwithstanding that any person whose signature is so printed or mechanically reproduced shall have ceased to hold the office that he is stated on such bond, debenture, note or other debt obligation to hold at the date of the issue thereof.

If the Parent Company is, or becomes, a reporting company, it shall keep or cause to be kept a register of its indebtedness to every Director or officer of the Parent Company or an associate of any of them in accordance with the provisions of the Company Act.

Description of Securities

The Parent Company is authorized to issue one class of shares, namely an unlimited number of Common Shares without par value.

Common Shares

The Parent Company is authorized to issue an unlimited number of common shares without nominal or par value of which, as at June 30, 2003, 8,188,780 are issued and outstanding as fully paid and non-assessable, 648,000 are reserved under directors' and management stock options (see "Item 6E. Directors, Senior Management and Employees - Share Ownership - Stock Options").

The holders of the common shares are entitled to:

a.

to vote at all meetings of shareholders, except meetings at which only holders of a specified class of shares are entitled to vote, and on every poll taken at every such meeting, or adjourned meeting, every holder of Common Shares shall be entitled to one vote in respect of each Common Share held;

b.

subject to the rights of the holders of Preferred Shares, to receive the remaining property of the Parent Company upon a dissolution; and

c.

subject to the rights to dividends of the holders of Preferred Shares, to receive all other dividends declared by the Parent Company.

C.

Material Contracts

None.

D.

Exchange Controls

The following disclosure addresses provisions of the Investment Canada Act (the "ICA"), enacted on June 20, 1985, that are material to an investment in the Parent Company.

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

The special review thresholds for WTO investors do not apply, and the general rules described above do apply, to the acquisition of control of certain types of businesses specified in the ICA, including a business that is a "cultural business".  If the WTO investor rules apply, an investment in the shares of the

Parent Company by or from a WTO investor will be reviewable only if it is an investment to acquire control of the Parent Company and the value of the assets of the Parent Company is equal to or greater than a specified amount (the "WTO Review Threshold").  The WTO Review Threshold is adjusted annually by a formula relating to increases in the nominal gross domestic product of Canada.  For 2001, the WTO Review Threshold was determined to be $209,000,000.

If any non-Canadian, whether or not a WTO investor, acquires control of the Parent Company by the acquisition of shares, but the transaction is not reviewable as described above, the non-Canadian is required to notify the Canadian government and to provide certain basic information relating to the investment.  A non-Canadian, whether or not a WTO investor, is also required to provide a notice to the government on the establishment of a new Canadian business.  If the business of the Parent Company is then a prescribed type of business activity related to Canada's cultural heritage or national identity, and if the Canadian government considers it to be in the public interest to do so, then the Canadian government may give a notice in writing within 21 days requiring the investment to be reviewed.

For non-Canadians (other than WTO investors), an indirect acquisition of control, by the acquisition of voting interests of an entity that directly or indirectly controls the Parent Company, is reviewable if the value of the assets of the Parent Company is then $50,000,000 or more.  If the WTO investor rules apply, then this requirement does not apply to a WTO investor, or to a person acquiring the entity from a WTO investor.  Special rules specified in the ICA apply if the value of the assets of the Parent Company is more than 50% of the value of the entity so acquired.  By these special rules, if the non-Canadian (whether or not a WTO investor) is acquiring control of an entity that directly or indirectly controls the Parent Company, and the value of the assets of the Parent Company and all other entities carrying on business in Canada, calculated in the manner provided in the ICA and the regulations under the ICA, is more than 50% of the value, calculated in the manner provided in the ICA and the regulations under the ICA, of the assets of all entities, the control of which is acquired, directly or indirectly, in the transaction of which the acquisition of control of the Parent Company forms a part, then the thresholds for a direct acquisition of control as discussed above will apply, that is, a WTO Review Threshold of $209,000,000 (in 2001) for a WTO investor or a threshold of $5,000,000 for a non-Canadian other than a WTO investor.  If the value exceeds that level, then the transaction must be reviewed in the same manner as a direct acquisition of control by the purchase of shares of the Parent Company.

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

Except as provided in the ICA, there are no limitations under the laws of Canada, the Province of Alberta or in any constituent documents of the Parent Company on the right of non-Canadians to hold or vote the common shares of the Parent Company.

The ICA specifically exempts certain transactions from either notification or review.  Included among this category of transactions is the acquisition of voting shares or other voting interests by any person in the ordinary course of that person's business as a trader or dealer in securities.

The Parent Company does not have assets of more than $179 million.

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

The Parent Company has not paid dividends on the common shares in any of its last five fiscal years, and has no plans to pay dividends in the immediate future.  See "Item 8 - Selected Financial Data - Dividend Policy".  Canadian federal tax legislation would require a 25% withholding from any dividends paid or deemed to be paid to the Parent Company's non-resident shareholders.  However, shareholders resident in the United States would generally have this rate reduced to 15% pursuant to the tax treaty between Canada and the United States. The withholding tax rate on the gross amount of dividends is reduced to 5% if the beneficial owner of the dividend is a U.S. corporation, which owns at least 10% of the voting stock of the Canadian Corporation paying the dividends.  The amount of stock dividends paid to non-residents of Canada would be subject to withholding tax at the same rate as cash dividends.  The amount of a stock dividend (for tax purposes) would generally be equal to the amount by which the paid-up capital of the Parent Company had increased by reason of the payment of such dividend.  The Parent Company will furnish additional tax information to shareholders in the event of such a dividend.  Interest paid or deemed to be paid on the Parent Company's debt securities held by non-Canadian residents may also be subject to Canadian withholding tax, depending upon the terms and provisions of such securities and any applicable tax treaty.

Gains derived from a disposition of shares of the Parent Company by a non-resident shareholder will be subject to tax in Canada only if not less than 25% of any class of shares of the Parent Company were owned by the non-resident shareholder and/or persons with whom the non-resident did not deal at arm's length at any time during the five year period immediately preceding the disposition.  In such cases, gains derived by a U.S. shareholder from a disposition of shares of the Parent Company would likely be exempt from tax in Canada by virtue of the Canada-U.S. tax treaty.

All prospective investors are advised to consult their own tax advisors with respect to the specific tax consequences of purchasing common shares.

U.S. Holders

As used herein, a "U.S. Holder" means a holder of common shares of the Parent Company who is (i) a citizen or individual resident of the United States, (ii) a corporation or partnership created or organized in or under the laws of the United States or of any political subdivision thereof, (iii) an estate whose income is taxable in the United states irrespective of source or (iv) a trust subject to the primary supervision of a court within the United States and control of a United States fiduciary as described Section 7701(a)(30) of the Code.  This summary does not address the tax consequences to, and U.S. Holder does not include, persons subject to specific provisions of federal income tax law, such as tax-exempt organizations, qualified retirement plans, individual retirement accounts and other tax-deferred accounts, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-

dealers, persons or entities that have a "functional currency" other than the U.S. dollar, shareholders subject to the alternative minimum tax, shareholders who hold common shares as part of a straddle, hedging or a conversion transaction, constructive sale or other arrangement involving more than one position, and shareholders who acquired their common shares through the exercise of employee stock options or otherwise as compensation for services.  This summary is limited to U.S. Holders who own common shares as capital assets within the meaning of Section 1221 of the Code.  This summary does not address the consequences to a person or entity holding an interest in a shareholder or the consequences to a person of the ownership, exercise or disposition of any options, warrants or other rights to acquire common shares.

Distribution on Common Shares of the Company

U.S. Holders receiving dividend distributions (including constructive dividends) with respect to common shares of the Parent Company are required to include in gross income for United States federal income tax purposes the gross amount of such distributions equal to the U.S. dollar value of such distributions on the date of receipt (based on the exchange rate on such date) to the extent that the Parent Company has current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions.  Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder's federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder's federal taxable income by those who itemize deductions.  (See more detailed discussion at "Foreign Tax Credit" below).  To the extent that distributions exceed current or accumulated earnings and profits of the Parent Company, they will be treated first as a return of capital up to the U.S. Holder's adjusted basis in the common shares and thereafter as gain from the sale or exchange of the common shares.  Preferential tax rates for long-term capital gains are applicable to a U.S. Holder which is an individual, estate or trust.  There are currently no preferential tax rates for long-term capital gains for a U.S. Holder which is a corporation.

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

Dividends paid on the common shares of the Parent Company generally will not be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations.  A U.S. Holder which is a corporation and which owns shares representing at least 10% of the voting power and value of the Parent Company may, under certain circumstances, be entitled to a 70% (or 80% if the U.S. Holder owns shares representing at least 20% of the voting power and value of the Parent Company) deduction of the United States source portion of dividends received from the Parent Company (unless the Parent Company qualifies as a "foreign personal holding company" or a "passive foreign investment company," as defined below).  The availability of this deduction is subject to several complex limitations which are beyond the scope of this discussion.

Certain information reporting and backup withholding rules may apply with respect to the Parent Company's common shares.  In particular, a payor or middleman within the U.S., or in certain cases outside the U.S., will be required to withhold 31% of any payments to a holder of the Parent Company's common shares of dividends on, or proceeds from the sale of, such common shares within the U.S., unless the holder is an exempt recipient, if the holder fails to furnish its correct taxpayer identification number or otherwise fails to comply with, or establish an exemption from, the backup withholding tax requirements.  Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a refund or a credit against the U.S. federal income tax liability, provided the required information is furnished to the IRS.  U.S. Holders are urged to consult their own tax counsel regarding the information reporting and backup withholding rules applicable to the Parent Company's common shares.

Foreign Tax Credit

A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of common shares of the Parent Company may be entitled, at the option of the U.S. Holder, to either receive a deduction or a tax credit for such foreign tax paid or withheld.  Generally, it will be more advantageous to claim a credit because a credit reduces United States federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer's income subject to tax.  This election is made on a year-by-year basis and applies to all foreign taxes paid by (or withheld from) the U.S. Holder during that year.  There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder's United States income tax liability that the U.S. Holder's foreign sources income bears to his or its worldwide taxable income.  In the determination of the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources.  Complex rules govern this classification process.  In addition, this limitation is calculated separately with respect to specific classes of income such as "passive income," "high withholding tax interest," "financial services income," "shipping income," and certain other classifications of income.  Dividends distributed by the Parent Company will generally constitute "passive income" or, in the case of certain U.S. Holders, "financial services income" for these purposes.  In addition, U.S. Holders which are corporations that own 10% or more of the voting stock of the Parent Company may be entitled to an "indirect" foreign tax credit under Section 902 with respect to payment of dividends by the Parent Company under certain circumstances and subject to complex rules and limitations.  The availability of the foreign tax credit and the application of the limitations on the credit are fact specific, and U.S. Holders of common shares of the Parent Company should consult their own tax advisors regarding their particular circumstances.

Disposition of Common Shares of the Company

A U.S. Holder will recognize gain or loss upon the sale of common shares of the Parent Company equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received, and (ii) the shareholder's tax basis in the common shares of the Parent Company.  Preferential tax rates apply to long-term capital gains of U.S. Holders which are individuals, estates or trusts.  This gain or loss will be capital gain or loss if the common shares are a capital asset in the hands of the U.S. Holder, which will be long-term capital gain or loss if the common shares of the Parent Company are held for more than one year. Deductions for net capital losses are subject to significant limitations.  For U.S. Holders which are not corporations, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted. For U.S. Holders that are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

Other Considerations

In the following circumstances, the above sections of this discussion may not describe the United States federal income tax consequences resulting from the holding and disposition of common shares:

Foreign Personal Holding Company

If at any time during a taxable year (i) more than 50% of the total combined voting power or the total value of the corporation's outstanding shares is owned, directly or indirectly, by five or fewer individuals who are citizens or residents of the United States and (ii) 60% (50% in some circumstances) or more of the corporation's  gross income for such year was "foreign personal holding corporation ."  In that event, U.S. Holders that hold common shares would be required to include in gross income for such year their allocable portions of such passive income to the extent the corporation  does not actually distribute such income.  The Parent Company does not believe that it currently qualifies as a foreign personal holding corporation.  However, there can be no assurance that the Parent Company will not be considered a foreign personal holding corporation for the current or any future taxable year.

Foreign Investment Company

If 50% or more of the combined voting power or total value of the Parent Company's outstanding shares is held, directly or indirectly, by citizens or residents of the United States, United States domestic partnerships or corporations, or estates or trusts other than foreign estates or trusts (as defined by the Code Section 7701(a)(31)), and the Parent Company is found to be engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest therein, it is possible that the Parent Company may be treated as a "foreign investment corporation" as defined in Section 1246 of the Code, causing all or part of any gain realized by a U.S. Holder selling or exchanging common shares to be treated as ordinary income rather than capital gain.  The Parent Company does not believe that it currently qualifies as a foreign investment corporation.  However, there can be no assurance that the Parent Company will not be considered a foreign investment corporation for the current or any future taxable year.

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

The Parent Company believes that it qualified as a PFIC for the fiscal year ended June 30, 2002 and may have qualified as a PFIC in prior years.  The Parent Company may or may not qualify as a PFIC in subsequent years due to changes in its assets and business operations.  There can be no assurance that the Parent Company's determination concerning its PFIC status will not be challenged or that it will be able to satisfy record keeping requirements that will be imposed on a qualified electing fund ("QEF").  Each U.S. Holder of the Parent Company is urged to consult a tax advisor with respect to how the PFIC rules affect their tax situation.

A U.S. Holder who holds stock in a foreign corporation during any year in which such corporation qualifies as a PFIC is subject to United States federal income taxation under one of two alternative tax regimes at the election of each such U.S. Holder.  The following is a discussion of such two alternative tax regimes applied to such U.S. Holders of the Parent Company.  In addition, special rules apply if a foreign corporation qualifies as both a PFIC and a "controlled foreign corporation" (as defined below) and a U.S. Holder owns, actually or constructively, 10% or more of the total combined voting power of all classes of stock entitled to vote of such foreign corporation (See more detailed discussion at "Controlled Foreign Corporation" below).

A U.S. Holder who elects in a timely manner to treat the Parent Company as a QEF (an "Electing U.S. Holder") will be subject, under Section 1293 of the Code, to current federal income tax for any taxable year in which the Parent Company qualifies as a PFIC on his pro rata share of the Company's (i) "net capital gain" (the excess of net long-term capital gain over net short-term capital loss), which will be taxed as long-term capital gain to the Electing U.S. Holder and (ii) "ordinary earnings" (the excess of earnings and profits over net capital gain), which will be taxed as ordinary income to the Electing U.S. Holder, in each case, for the shareholder's taxable year in which (or with which) the Company's taxable year ends, regardless of whether such amounts are actually distributed.

The effective QEF election also allows the Electing U.S. Holder to (i) generally treat any gain realized on the disposition of his Company common shares (or deemed to be realized on the pledge of his shares) as capital gain; (ii) treat his share of the Parent Company's net capital gain, if any, as long-term capital gain instead of ordinary income; and (iii) either avoid interest charges resulting from PFIC status altogether, or make an annual election, subject to certain limitations, to defer payment of current taxes on his share of the Parent Company's annual realized net capital gain and ordinary earnings subject, however, to an interest charge.  If the Electing U.S. Holder is not a corporation, such an interest charge would be treated as "personal interest" that is not deductible.

The procedure a U.S. Holder must comply with in making an effective QEF election will depend on whether the year of the election is the first year in the U.S. Holder's holding period in which the Parent Company is a PFIC.  If the U.S. Holder makes a QEF election in such first year, i.e., a timely QEF election, then the U.S. Holder may make the QEF election by simply filing the appropriate documents at the time the U.S. Holder files his tax return for such first year.  If, however, the Parent Company qualified as a PFIC in a prior year, then in addition to filing documents, the U.S. Holder must elect to recognize (i) under the rules of Section 1291 of the Code (discussed herein), any gain that he would otherwise recognize if the U.S. Holder sold his stock on the qualification date or (ii) if the Parent Company is a controlled foreign corporation, the U.S. Holder's pro rata share of the Parent Company's post-1986 earnings and profits as of the qualification date.  The qualification date is the first day of the Parent Company's first tax year in which the Parent Company qualified as a QEF with respect to such U.S. Holder.  The elections to recognize such gain or earnings and profits can only be made if such U.S. Holder's holding period for the common shares of the Parent Company includes the qualification date.  By electing to recognize such gain or earnings and profits, the U.S. Holder will be deemed to have made a timely QEF election.  A U.S. Holder who made elections to recognize gain or earnings and profits after May 1, 1992 and before January 27, 1997 may, under certain circumstances, elect to change such U.S. Holder's qualification date to the first day of the first QEF year.  U.S. Holders are urged to consult a tax advisor regarding the availability of and procedure for electing to recognize gain or earnings and profits under the foregoing rules.

A QEF election, once made with respect to the Parent Company, applies to the tax year for which it was made and to all subsequent tax years, unless the election is invalidated or terminated, or the IRS consents to revocation of the election. If a QEF election is made by a U.S. Holder and the Parent Company ceases to qualify as a PFIC in a subsequent tax year, the QEF election will remain in effect, although not applicable, during those tax years in which the Company does not qualify as a PFIC.  Therefore, if the Parent Company again qualifies as a PFIC in a subsequent tax year, the QEF election will be effective and the U.S. Holder will be subject to the rules described above for Electing U.S. Holders in such tax year and any subsequent tax years in which the Parent Company qualifies as a PCIF.  In addition, the QEF election remains in effect, although not applicable, with respect to an Electing U.S. Holder even after such U.S. Holder disposes of all of his or its direct and indirect interest in the shares of the Parent Company qualifies as a PFIC.

If a U.S. Holder does not make a timely QEF election during a year in which it holds (or is deemed to have held) the shares in question and the Parent Company is a PFIC (a "Non-electing U.S. Holder"), then special taxation rules under Section 1291 of the Code will apply to (i) gains realized on the disposition (or deemed to be realized by reasons of a pledge) of his Parent Company common shares and (ii) certain "excess distributions", (generally, distributions received in the current taxable year that are in excess of 125% of the average distributions received during the three preceding years or, if shorter, the U.S. Holder's holding period) by the Parent Company.

A Non-electing U.S. Holder generally would be required to pro rate all gains realized on the disposition of his Parent Company common shares and all excess distribution of his Parent Company common shares over the entire holding period for the common shares.  All gains or excess distributions allocated to prior years of the U.S. Holder (other than years prior to the first taxable year of the Parent Company during such U.S. Holder's holding period and beginning after January 1, 1987 for which it was a PFIC) would be taxed at the highest tax rate for each such prior year applicable to ordinary income.  The Non-Electing U.S. Holder also would be liable for interest on the foregoing tax liability for each such prior year calculated as if such liability had been due with respect to each such prior year.  A Non-electing U.S. Holder that is not a corporation must treat this interest charge as "personal interest" which, as discussed above, is wholly nondeductible.  The balance of the gain of the excess distribution will be treated as ordinary income in the year of the disposition or distribution, and no interest charge will be incurred with respect to such balance.

If the Parent Company is a PFIC for any taxable year during which a Non-electing U.S. Holder holds Parent Company common shares, then the Parent Company will continue to be treated as a PFIC with respect to such Parent Company common shares, even if it is no longer definitionally a PFIC.  A Non-Electing U.S. Holder may terminate this deemed PFIC status by electing to recognize a gain (which will be taxed under the rules discussed above for Non-Electing U.S. Holders) as if such Parent Company common shares had been sold on the last day of the last taxable year for which it was a PFIC.

Effective for tax years of U.S. Holders beginning after December 31, 1997, U.S. Holders who hold, actually or constructively, marketable stock (as specifically defined in the Treasury Regulations) of a foreign corporation that qualifies as a PFIC may annually elect to mark such stock to the market (a "mark-to-market election').  If such an election is made, such U.S. Holder will generally not be subject to the special taxation rules of Section 1291 discussed above.  However, if the mark-to-market election is made by a Non-electing U.S. Holder after the beginning of the holding period for the PFIC stock, then the Section 1291 rules will apply to certain dispositions of, distributions on and other amounts taxable with respect to the Parent Company common shares.  A U.S. Holder who makes the mark-to market election will include in income for the taxable year for which the election was made an amount equal to the excess, if any, of the fair market value of such shares as of the common shares of the Parent Company as of the close of such tax year over such U.S. Holder's adjusted basis in such common shares.  In addition, the U.S. Holder is allowed a deduction for the lesser of (i) the excess, if any, of such U.S. Holder's adjusted tax basis in the common shares over the fair market value of such shares as of the close of the tax year, or (ii) the excess, if any of (A) the mark-to-market gains for the common shares in the Parent Company included by such U.S. Holder for prior tax years, including any amount which would have been included for any prior tax year but for the Section 1291 interest on tax deferral rules discussed above with respect to Non-electing U.S. Holders, over (B) the mark-to-market loses for shares that were allowed as deductions for prior tax years.  A U.S. Holder's adjusted tax basis in the common shares of the Parent Company will be adjusted to reflect the amount included in or deducted from income as a result of a mark-to-market election.  A mark-to-market election applies to the taxable year in which the election is made and to each subsequent taxable year, unless the Parent Company common shares cease to be marketable, as specifically defined, or the IRS consents to revocation of the election.  Because the IRS has not established procedures for making a mark-to-market election, U.S. Holders should consult their tax advisor regarding the manner of making such an election.

Under Section 1291(f) of the code, the IRS has issued Proposed Treasury Regulations that, subject to certain exceptions, would treat as taxable certain transfers of PFIC stock by Non-electing U.S. Holders that were generally not otherwise taxed, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death.  Generally, in such ceases the basis of the Parent Company common shares in the hands of the transferee and the basis of any property received in exchange for those common shares would be increased by the amount of gain recognized.  Under the Proposed Treasury Regulations, an Electing U.S. Holder would not be taxed on certain transfers of PFIC stock, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death.  The transferee's basis in this case will depend on the manner in which the common shares are transferred.  The specific tax effect to the U.S. Holder and the transferee may vary based on the manner in which the common shares are transferred.  Each U.S. Holder of the Parent Company is urged to consult a tax advisor with respect to how the PFIC rules affect their tax situation.

Certain special, generally adverse, rules will apply with respect to Parent Company common shares while the Parent Company is a PFIC whether or not it is treated as a QEF.  For example under Section

1298(b)(6) of the Code, a U.S. Holder who uses PFIC stock as security for a loan (including a margin loan) will, except as may be provided in regulations, be treated as having made a taxable disposition of such shares.

Controlled Foreign Corporation

If more than 50% of the total combined voting power of all classes of shares entitled to vote or the total value of the shares of the Parent Company is owned, actually or constructively, by citizens or residents of the United States, United States domestic partnerships and corporations or estates or trusts other than foreign estates or trusts (as defined by the Code Section 7701(a)(31)), each of whom own, actually or constructively, 10% or more of the total combined voting power of all classes of shares entitled to vote of the Parent Company ("United States shareholder"), the Parent Company could be treated as a controlled foreign corporation ("CFC") under Subpart F of the Code.  This classification would effect many complex results, one of which is the inclusion of certain income of a CFC which is subject to current U.S. tax.  The United States generally taxes a United States Shareholder of a CFC currently on their pro rata shares of the Subpart F income of the CFC.  Such United States Shareholders are generally treated as having received a current distribution out of the CFC's Subpart F income and are also subject to current U.S. tax on their pro rata shares of the CFC's earnings invested in U.S. property.  The foreign tax credit described above may reduce the U.S. tax on these amounts.  In addition, under Section 1248 of the Code, gain from the sale or exchange of shares by a U.S. Holder of common shares of the Parent Company who is or was a United States Shareholder at any time during the five-year period ending with the sale or exchange is treated as ordinary income to the extent of earnings and profits of the Parent Company attributable to the shares sold or exchanged.  If a foreign corporation is both a PFIC and a CFC, the foreign corporation generally will not be treated as a PFIC with respect to United States Shareholders of the CFC.  This rule generally will be effective for taxable years of United States Shareholders beginning after 1997 and for taxable years of foreign corporations ending with or within such taxable years of United States Shareholders.  Special rules apply to United States shareholders who are subject to the special taxation rules under Section 1291 discussed above with respect to a PFIC.  Because of the complexity of Subpart F, a more detailed review of these rules is outside of the scope of this discussion.  The Parent Company does not believe that it currently qualifies as a CFC.  However, there can be no assurance that the Parent Company will not be considered a CFC for the current or any future taxable year.

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

F.

Dividends and Paying Agents

Not applicable.

G.

Statements by Experts

Not applicable.

H.

Documents on Display

The Parent Company has filed with the Securities and Exchange Commission this Annual Report on Form 20-F, including exhibits, under the Securities and Exchange Act of 1934 with respect to the Parent Company's Common Shares.

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
Auditors' Report and Comments by Auditors for United States Readers on Canada-United States Reporting Difference dated July 28, 2003.
Balance Sheets at June 30, 2003 and 2002.
Statements of Operations and Deficit for the Years Ended June 30, 2003, 2002, and 2001.
Statements of Cash Flows for the Years Ended June 30, 2003, 2002, and 2001.
Notes to Financial Statements for the Years Ended June 30, 2003, 2002, and 2001.

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

ASSISTGLOBAL TECHNOLOGIES CORP.

(FORMERLY IGN INTERNET GLOBAL NETWORK INC.)

"Praveen K. Varshney"

By:  ______________________________

Praveen K. Varshney

Director

DATED:  December 31, 2003

CERTIFICATIONS

We, Praveen K. Varshney and Peeyush K. Varshney, certify that:

1.

We have reviewed this registration statement on Form 20-F of AssistGlobal Technologies Corp. (formerly IGN Internet Global Network Inc.);

2.

Based on our knowledge, this registration statement does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this registration statement;

3.

Based on our knowledge, the financial statements, and other financial information included in this registration statement, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this registration statement;

4.

The registrant's other certifying officers and we are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a.

designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this registration statement is being prepared;

b.

evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this registration statement (the "Evaluation Date"); and

c.

presented in this registration statement our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.

The registrant's other certifying officers and we have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

a.

all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b.

any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6.

The registrant's other certifying officers and we have indicated in this Registration Statement whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

"Praveen K. Varshney"

________________________________

Praveen K. Varshney

Chief Executive Officer & Chief Financial Officer

Date: December 31, 2003

IGN INTERNET GLOBAL NETWORK INC.

ANNUAL REPORT ON FORM 20-F

INDEX TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS

Exhibits	Page
KPMG LLP Auditors' Report on Consolidated Financial Statements for the years ended June 30, 1999, 1998 and 1997	*
KPMG LLP Comments by Auditors for U.S. Readers on Canada-U.S. Reporting Conflict	*
Minni, Bella & Co. Auditor's Report on Consolidated Financial Statements for the year ended June 30, 1996	*
Notes to the Consolidated Financial Statements of the Company	*
KPMG LLP Auditors' Report on Consolidated Financial Statements for the years ended June 30, 2000, 1999, 1998 and 1997	*
KPMG LLP Comments by Auditors for U.S. Readers on Canada-U.S. Reporting Conflict	*
Consolidated Balance Sheets as at June 30, 2000, 1999, 1998 and 1997	*
Consolidated Statement of Operations and Deficit for the years ended June 30, 2000, 1999, 1998 and 1997	*
Consolidated Statement of Changes in Financial Position for the years ended June 30, 2000, 1999, 1998 and 1997	*
Notes to the Consolidated Financial Statements of the Company	*
J.A. Minni & Associates Inc. Auditors' Report on Consolidated Financial Statements for the years ended June 30, 2001, 2000 and 1999	*
J.A. Minni & Associates Inc. Comments by Auditors for U.S. Readers on Canada-U.S. Reporting Conflict	*
Consolidated Balance Sheets as at June 30, 2001, 2000 and 1999	*
Consolidated Statements of Operations and Deficit for the years ended June 30, 2001, 2000 and 1999	*
Consolidated Statements of Cash Flows for the years ended June 30, 2001, 2000 and 1999	*
Notes to the Consolidated Financial Statements of the Company	*
J.A. Minni & Associates Inc. Auditors' Report on Consolidated Financial Statements for the years ended June 30, 2002, 2001, and 2000	*
J.A. Minni & Associates Inc. Comments by Auditors for U.S. Readers on Canada-U.S. Reporting Conflict	*
Consolidated Balance Sheets as at June 30, 2002, 2001, and 2000	*
Consolidated Statements of Operations and Deficit for the years ended June 30, 2002, 2001, and 2000	*
Consolidated Statements of Cash Flows for the years ended June 30, 2002, 2001, and 2000	*
Notes to the Consolidated Financial Statements of the Company	*
J.A. Minni & Associates Inc. Auditors' Report on Consolidated Financial Statements for the years ended June 30, 2003, 2002 and 2001	52
J.A. Minni & Associates Inc. Comments by Auditors for U.S. Readers on Canada-U.S. Reporting Conflict	52
Consolidated Balance Sheets as at June 30, 2003, and 2002	53
Consolidated Statements of Operations and Deficit for the years ended June 30, 2003, 2002 and 2001	54
Consolidated Statements of Cash Flows for the years ended June 30, 2003, 2002 and 2001	55
Notes to the Consolidated Financial Statements of the Company	56-65

•

Previously submitted

IGN INTERNET GLOBAL NETWORK INC.

ANNUAL REPORT ON FORM 20-F

EXHIBIT INDEX

Exhibits		Page
1.1	Memorandum and Articles, as amended.	*
1.2	Management and Administrative Services Contract between the Company and O.M. Management Ltd. dated May 1, 1992.	*
1.3	Escrow Agreement dated February 11, 1997.	*
1.4	Stock Option Agreements between the Company and various employees and directors.	*
1.5	Sponsorship Agreement Dated August 23, 1996.	*
1.6	Sharc, Inc. Agreement dated August 24, 1996.	*
1.7	Auditors' consent letters.	*
1.8	Lease Agreement dated July 1, 1997 between Williams, Ricardo and WinStreak (St. Kitts) Ltd.	*
1.9	Shareholders' Agreement dated July 31, 1997 among Internet Global Network (Barbados) Inc. and Axion Holdings (Barbados) Inc. and Thunderbird (Barbados) Inc. and Winventure Limited.	*
2.0	The InterActive Technology Trust Agreement dated December 1, 1997 among Frank Buser, Harrington Trust Limited, and David Hauenstein.	*
2.1	Agreement dated August 24, 1996 between Sharc, Inc. and IGC Internet Gaming Corp.	*
2.2	Management services agreement dated December 1, 1997 between IGN Internet Global Network Inc. and Madhuri Ventures Inc.	*
2.3	Management services agreement dated December 31, 1997 between IGN Internet Global Network Inc. and Futura Capital Ltd.	*
2.4

Fourth Sublease dated June 30, 1998 among Afrasia Mineral Fields Inc., Akash Ventures Inc., Andina Development Corp., Axion Communications Inc., Camphor Ventures Inc. and IGN Internet Global Network Inc.

*
2.5	Merchant Processing Agreement dated May 22, 1998 between the Bank of Nevis and INTERFI Corporation.	*
3.0	Sublease agreement dated November 1, 1998 between Winstreak Limited and Databank International Ltd.	*
3.1	Equipment lease agreement dated November 1, 1998 between Winstreak Limited and Databank International Ltd.	*
3.2	Management services agreement dated January 1, 2000 between IGN Internet Global Network Inc. and O.M. Management Ltd	*

*  Previously submitted.

IGN INTERNET GLOBAL NETWORK INC.

FINANCIAL STATEMENTS

JUNE 30, 2003, 2002 AND 2001

(Prepared in Canadian dollars)

AUDITOR'S REPORT

BALANCE SHEETS

STATEMENTS OF OPERATIONS AND DEFICIT

STATEMENTS OF CASH FLOWS

NOTES TO FINANCIAL STATEMENTS

J. A. MINNI & ASSOCIATES INC.

SUITE 1104-750 WEST PENDER STREET

CERTIFIED GENERAL ACCOUNTANT

VANCOUVER, BRITISH COLUMBIA

CANADA V6C 2T8

Jerry A. Minni, C.G.A. *

Geoffrey S. V. Pang, C.G.A., FCCA **

TELEPHONE:  (604)683-0343

FAX:  (604)683-4499

*   Incorporated Professional

** Associate

AUDITOR'S REPORT

To the Directors,

IGN Internet Global Network Inc.

I have audited the balance sheets of IGN INTERNET GLOBAL NETWORK INC. as at June 30, 2003 and 2002 and the statements of operations, deficit, and cash flows for the years then ended.  These financial statements are the responsibility of the Company's management.  My responsibility is to express an opinion on these financial statements based on my audit.

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

In my opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at June 30, 2003 and 2002, and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

"J.A. MINNI AND ASSOCIATES INC."

                                                                 CERTIFIED GENERAL ACCOUNTANT

Vancouver, BC

July 28, 2003

COMMENTS FOR US READERS ON CANADA-UNITED STATES

REPORTING DIFFERENCES

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in Note 1 to the financial statements.  My report to the directors dated July 28, 2003 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditor's report when these are adequately disclosed in the financial statements.

"J.A.MINNI AND ASSOCIATES INC."

CERTIFIED GENERAL ACCOUNTANT

Vancouver, BC

July 28, 2003

IGN INTERNET GLOBAL NETWORK INC.

BALANCE SHEETS AS AT JUNE 30, 2003 AND 2002

ASSETS

2003

2002

CURRENT ASSETS

Cash

$

379

$

9,757

Funds in trust

2,000

-

Accounts receivable

6,609

3,509

8,988

13,266

CAPITAL ASSETS (Note 4)

1,593

2,275

$

10,581

$

15,541

LIABILITIES

CURRENT LIABILITIES

Accounts payable and accrued liabilities

$

80,565

$

66,726

Due to related parties

180,971

128,471

261,536

195,197

SHAREHOLDERS' DEFICIENCY

SHARE CAPITAL (Note 5)

13,503,911

13,503,911

DEFICIT

(13,754,866)

(13,683,567)

(250,955)

(179,656)

$

10,581

$

15,541

APPROVED BY THE DIRECTORS:

"Praveen K. Varshney"

"Peeyush K. Varshney"

The accompanying notes are an integral part of the financial statements.

IGN INTERNET GLOBAL NETWORK INC.

STATEMENTS OF OPERATIONS AND DEFICIT

FOR YEARS ENDED JUNE 30, 2003, 2002 AND 2001

2003

2002

2001

EXPENSES

Amortization

$

683

$

3,650

$

7,853

Bad debt

-

-

5,598

Bank charges and interest

1,079

942

4,168

Foreign exchange loss (gain)

(4,201)

(537)

(5,931)

Management and consulting fees

17,154

57,500

136,391

Office and administration

8,332

15,497

43,254

Professional fees

8,100

13,926

56,214

Regulatory fees, transfer agent and

shareholder information

8,794

8,781

13,464

Rent

20,305

21,506

12,381

Sales and marketing

658

301

46,230

Telephone and internet

658

903

5,820

Travel

2,513

808

9,548

Wages and benefits

2,798

-

138,652

66,873

123,277

473,642

LOSS BEFORE THE UNDERNOTED ITEMS

(66,873)

(123,279)

(473,642)

Interest and other income

27

802

16,497

LOSS FROM CONTINUING OPERATIONS

(66,846)

(122,475)

(457,145)

LOSS FROM DISCONTINUED

OPERATIONS (Note 3)

(4,453)

(21,261)

(542,613)

NET LOSS FOR THE YEAR

(71,299)

(143,736)

(999,758)

DEFICIT, BEGINNING OF YEAR (Note 3)

(13,683,567)

(13,539,831)

(12,540,073)

DEFICIT, END OF YEAR

$ (13,754,866)

$ (13,683,567)

$ (13,539,831)

LOSS PER SHARE FROM

CONTINUING OPERATIONS

$

(0.008)

$

(0.015)

$

(0.044)

LOSS PER SHARE FROM

DISCONTINUED OPERATIONS

$

-

$

(0.003)

$

(0.058)

BASIC AND DILUTED

LOSS PER SHARE

$

(0.008)

$

(0.02)

$

(0.12)

The accompanying notes are an integral part of the financial statements

IGN INTERNET GLOBAL NETWORK INC.

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED JUNE 30, 2003, 2002 AND 2001

2003

2002

2001

OPERATING ACTIVITIES

Net loss for the year

$

(66,846)

$

(122,475)

$

(457,145)

Items not involving cash:

Amortization

683

3,650

7,853

Bad debt

-

-

7,401

Gain on forgiveness of debt

-

-

(1,803)

(66,163)

(118,825)

(443,694)

Cash provided (used) by net changes in

non-cash working capital items:

Accounts receivable

(3,100)

(3,509)

21,598

Prepaid expenses

-

115

38,627

Accounts payable and accrued liabilities

13,838

(3,632)

24,654

Due to related parties

52,499

101,377

36,421

(2,926)

(24,474)

(322,394)

INVESTING ACTIVITIES

Investment

-

-

(48,377)

Additions to capital assets

-

-

(9,136)

Proceeds on disposal of capital assets

1

-

-

1

-

(57,513)

DECREASE IN CASH DURING THE YEAR FROM

CONTINUING OPERATIONS

(2,925)

(24,474)

(379,907)

INCREASE (DECREASE) IN CASH FROM

DISCONTINUED OPERATIONS

DURING THE YEAR (Note 3)

(4,453)

16,037

(161,153)

CASH, BEGINNING OF YEAR

9,757

18,194

545,961

CASH, END OF YEAR

$

2,379

$

9,757

$

4,901

REPRESENTED BY:

Cash at bank

$

379

$

9,757

$

4,901

Funds in trust

2,000

-

-

$

2,379

$

9,757

$

4,901

The accompanying notes are an integral part of the financial statements.

IGN INTERNET GLOBAL NETWORK INC.

NOTES TO FINANCIAL STATEMENTS

JUNE 30, 2003, 2002 AND 2001

1.

NATURE AND CONTINUANCE OF OPERATIONS

The Company has been designated as inactive effective June 1, 2002 by the TSX Venture Exchange.

The Company was in the business, through its subsidiaries, of providing and developing internet services, including gaming, financial services, advertising, commerce and broadcasting.  The Company commenced commercial operations in the 1998 fiscal year, and ceased operations since April 1, 2001 as there was too much competition in the internet casinos market.

These financial statements have been prepared on the going concern basis which assumes the Company will realize its assets and discharge its liabilities in the normal course of business.  The application of the going concern concept is dependent upon the Company's ability to obtain necessary financing to meet its working capital requirements, and attaining profitable operations.  See Note 8.

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a)

Principles of Consolidation

The financial statements as at June 30, 2002 and for the year then ended included the accounts of the Company and its wholly-owned subsidiaries INTERFI Financial Services Inc. (incorporated in Nevada, USA), Winstreak Services Limited (incorporated in British Columbia, Canada) and IGN (BVI) Inc. (incorporated in British Virgin Islands) which holds all the issued and outstanding voting common shares of Internet Global Network (Barbados) Inc. (incorporated in Barbados) and subsidiaries.  The major subsidiaries of Internet Global Network (Barbados) Inc. are INTERFI Corporation (incorporated in St. Kitts) (wholly-owned) and Winventure Limited (incorporated in British Virgin Islands) (86% owned) and Winventure Limited's wholly-owned subsidiary WinStreak Limited (incorporated in St. Kitts).  The Company and IGN (BVI) Inc. are beneficiaries of The InterActive Technology Trust which holds all of the issued and outstanding non-voting common shares of Internet Global Network (Barbados) Inc.  Upon consolidation all material intercompany transactions and balances are eliminated.

Effective June 2, 2003, the Company disposed of all its subsidiaries.  As a result of this disposal, the financial statements as at June 30, 2003 and for the year then ended are prepared on a non-consolidated basis.

IGN INTERNET GLOBAL NETWORK INC.

NOTES TO FINANCIAL STATEMENTS

JUNE 30, 2003, 2002 AND 2001

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

b)

Capital Assets

Capital assets are carried at cost less accumulated amortization.  Annual rates of amortization are as follows:

Computer hardware

-

30% declining balance

Computer software, acquired

-

100% straight-line

c)

Foreign Currency Translation

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

d)

Income Taxes

The Company has accounted for income taxes by the deferral method whereby future income tax assets and future income tax liabilities are determined on temporary differences (differences between the tax bases and accounting bases of assets and liabilities) and are measured using the enacted, or substantively enacted, tax rates expected to apply when the asset is realized or the liability is settled.  A valuation allowance is recorded against any future tax asset if it is more likely than not that the asset will not be realized.

e)

Earnings per Share

Earnings per share are calculated based on the weighted average number of shares outstanding during the year.  Basic earnings per share is computed by dividing the loss for the year by the weighted average number of common shares outstanding during the year.  Diluted earnings per share reflect the potential dilution that could occur if potentially dilutive securities were exercised or converted to common stock.  Fully diluted amounts are not presented when the effect of the computations are anti-dilutive due to the losses incurred.  Accordingly, there is no difference in the amounts presented for basic and diluted loss per share.

IGN INTERNET GLOBAL NETWORK INC.

NOTES TO FINANCIAL STATEMENTS

JUNE 30, 2003, 2002 AND 2001

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

a)

Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

g)

Financial Instruments

The carrying amounts reported in the balance sheets for cash and short-term investments, accounts receivable, accounts payable and accrued liabilities, and amounts due to related parties approximate their fair values due to the short-term to maturity of these instruments.

a)

Stock-based Compensation

No compensation expense is recognized when stock or stock options are issued to employees.  Any consideration paid by employees on exercise of stock options or purchase of stock is credited to share capital.

3.

DISPOSAL OF SUBSIDIARIES

Pursuant to an agreement dated May 20, 2003, the Company sold all of its subsidiaries for cash consideration of $1.  The closing of the sale was effective on June 2, 2003.  The net result of operations have been classified for the years ended June 30, 2003, 2002 and 2001 as loss from discontinued operations.

a)

The net gain on disposal of subsidiaries is determined as follows:

Fair value of proceed of disposal of subsidiaries

$

1

Net assets of subsidiaries

-

Net gain on disposal of subsidiaries

$

1

IGN INTERNET GLOBAL NETWORK INC.

NOTES TO FINANCIAL STATEMENTS

JUNE 30, 2003, 2002 AND 2001

3.

DISPOSAL OF SUBSIDIARIES - continued

b)

The net results of operations attributable to subsidiaries are as follows:

2003

2002

2001

Revenue

$

-

$

5,623

$

40,456

Expenses

Amortization

-

-

317,245

Bank charges

-

313

328

Capital assets written down

-

37,298

7,801

Foreign exchange loss

4,454

1,869

9,109

Interest income

-

-

14

Office and administration

-

107

3,690

Professional fees

-

-

7,479

Software maintenance

-

(13,783)

107,245

Sale and marketing

-

-

22,699

Loss on disposal of

  capital assets

-

-

23,750

Rent

-

-

6,547

Telephone and internet

-

-

66,861

Wages and benefits

-

1,080

10,301

Net gain on disposal of subsidiaries

(1)

-

-

4,453

26,884

583,069

Loss from discontinued operations

for the year

$

(4,453)

$

(21,261)

(542,613)

c)

The cash flows from discontinued operations are as follows:

2003

2002

2001

Operating activities:

Net loss for the year

$

(4,453)

$

(21,261)

$

(542,613)

Items not involving cash:

Loss on disposal of

  capital assets

-

-

27,616

Capital assets written down

-

37,298

13,566

Amortization

-

-

340,278

Increase (decrease) in cash from

discontinued operation during

  the year

$

(4,453)

$

16,037

$

(161,153)

IGN INTERNET GLOBAL NETWORK INC.

NOTES TO FINANCIAL STATEMENTS

JUNE 30, 2003, 2002 AND 2001

3.

DISPOSAL OF SUBSIDIARIES - continued

2002

2001

d)

Deficit, beginning of years ended

 June 30, 2002 and 2001

$

(13,659,881)

$(12,664,992)

Adjustment for non-controlling interest

120,050

124,919

Deficit, as restated

$

(13,539,831)

$ (12,540,073)

1.

CAPITAL ASSETS

2003

2002

Accumulated

Net book

Net book

Cost

amortization

value

value

Computer hardware

$

5,032

$

3,439

$

1,593

$

2,275

2.

SHARE CAPITAL

a)

Authorized

150,000,000 common shares without par value.

b)

Issued and Fully Paid

Number of shares

Amount

Balance, June 30, 2002 and 2001

10,313,780

$

13,503,911

Cancellation of shares under escrow

(2,125,000)

-

Balance, June 30, 2002 and 2003

8,188,780

$

13,503,911

IGN INTERNET GLOBAL NETWORK INC.

NOTES TO FINANCIAL STATEMENTS

JUNE 30, 2003, 2002 AND 2001

1.

SHARE CAPITAL - continued

c)

Stock Options

The Company has 1,011,000 stock options outstanding in total (2002 - 1,023,000).  Summaries of options granted are as follows:

Number of

Weighted average

shares

exercise price

Balance, June 30, 2001

514,000

$

0.19

Granted

630,000

0.10

Cancelled/expired

(121,000)

0.19

Balance, June 30, 2002

1,023,000

0.10

Cancelled

(12,000)

0.10

Balance, June 30, 2003

1,011,000

0.10

During the year ended June 30, 2002, 393,000 stock options with an exercise price of $0.19 per share were amended to an exercise price of $0.10 per share.

As at June 30, 2003, the following stock options were outstanding:

Number of shares

Exercise price

Expiry date

390,000

$

0.10

October 13, 2003

3,000

0.10

March 3, 2004

618,000

0.10

January 25, 2007

a)

Shares held in Escrow

As at June 30, 2003 and 2002 the common shares of the Company are not subject to any escrow agreement, which may not be transferred, assigned or otherwise dealt with without the consent of regulatory authorities.

b)

Share Purchase Warrants

As at June 30, 2003 and 2002 there were no outstanding share purchase warrants.

IGN INTERNET GLOBAL NETWORK INC.

NOTES TO FINANCIAL STATEMENTS

JUNE 30, 2003, 2002 AND 2001

1.

INCOME TAXES

The Company has approximately $3,647,000 non-capital Canadian income tax loss carry forwards which expire as follows:

2004

$

701,000

2005

1,304,000

2006

628,000

2007

375,000

2008

447,000

2009

120,000

2010

72,000

$

3,647,000

The tax benefit of these losses has not been reflected in the financial statements.

2.

RELATED PARTY TRANSACTIONS

a)

During the year, the Company accrued $15,000 (2002 - $57,500; 2001 - $60,000) to a company controlled by a director of the Company for management services.

b)

During the year, the Company accrued $6,000 (2002 - $12,000; 2001 - $12,000) for administrative services and $2,154 (2002 and 2001 - nil) for consulting fees to a company controlled by a director of the Company.

a)

During the year, the Company accrued $19,854 (2002 - $21,506; 2001 - $12,381) for rental charges and utilities to a company with common directors.

d)

The amounts due to related parties are interest free, unsecured, and are repayable on demand.

8.

SUBSEQUENT EVENTS

a)

The Company has entered into a definitive acquisition agreement with AssistGlobal.com Communications Inc. (AssistGlobal) on July 6, 2003 to acquire all of the issued and outstanding shares of AssistGlobal in exchange for the issuance of 10,350,000 post consolidated common shares of the Company at a deemed price of $0.35 per share.  The transaction will be treated as an exempt takeover bid.  The Company's shares will be consolidated on a one new share for three old existing shares.  The Company plans to complete post consolidation financings of up to $1,000,000 in order to finance the project.  AssistGlobal.com Communications Inc. is an information technology development company providing best-of-breed business solutions to international Facilities and Project Management professionals.

IGN INTERNET GLOBAL NETWORK INC.

NOTES TO FINANCIAL STATEMENTS

JUNE 30, 2003, 2002 AND 2001

8.

SUBSEQUENT EVENTS - continued

b)

On July 29, 2003, the common shares of the Company were delisted from the TSX Venture Exchange.  It will continue to trade on the OTCBB Market.

9.

COMPARATIVE FIGURES

The comparative figures have been restated to conform with the presentation adopted for the current year.  See also Note 2(a).

10.

RECONCILIATION TO UNITED STATES GENERALLY ACCEPTED

ACCOUNTING PRINCIPLES

Except as described below, there are no material measurement differences in these financial statements between Canadian generally accepted accounting principles ("Canadian GAAP") and those applicable in the United States ("US GAAP") or from practices prescribed by the Securities and Exchange Commission.

a)

Loss Per Share

Under US GAAP, the 2,125,000 shares held in escrow during the year ended June 30, 2001 would not have been included in the calculation of the weighted average number of shares outstanding during the year and would not have been included in the weighted average number of shares outstanding used in the calculation of loss per share.

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

IGN INTERNET GLOBAL NETWORK INC.

NOTES TO FINANCIAL STATEMENTS

JUNE 30, 2003, 2002 AND 2001

10.

RECONCILIATION TO UNITED STATES GENERALLY ACCEPTED

ACCOUNTING PRINCIPLES - continued

c)

Stock-based Compensation

The Financial Accounting Standards Board in the US has issued Statement of Financial Accounting Standards No.123, "Accounting for Stock-Based Compensation" which encourages entities to adopt a fair value methodology of accounting for stock-based compensation.  As permitted by the statement, the Company has elected to continue measuring compensation costs for employees using the intrinsic value based method of accounting.

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

Stock options granted to non-employees for services rendered to the Company are required to be accounted for under US GAAP based on the fair value of the services provided or the stock options granted and charged to operations over the vesting period.  The stock-based compensation expense in respect of stock options to non-employees, under US GAAP, based upon the fair value of the options using an option pricing model, would be $900 for the year ended June 30, 2002 (2001 - $nil).  The significant assumptions used to estimate the market value of the options included a risk free interest rate of 3.5%, a weighted average expected life of five years, expected volatility of 103% and expected dividends of $nil.

d)

Derivative Instruments and Hedging Activity

Effective for fiscal years beginning after June 15, 2000, Statement of Financial Accounting Standards No. 133 ("SFAS 133") "Accounting for Derivative Instruments and Hedging Activity", is applicable for US GAAP purposes.  SFAS 133 established accounting and reporting standards for derivative instruments and for hedging activities.  As at June 30, 2003 and 2002, the Company does not have any derivative or hedging instruments and, therefore, does not believe the adoption of SFAS 133 would result in a material GAAP difference.

IGN INTERNET GLOBAL NETWORK INC.

NOTES TO FINANCIAL STATEMENTS

JUNE 30, 2003, 2002 AND 2001

10.

RECONCILIATION TO UNITED STATES GENERALLY ACCEPTED

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

Under FIN No. 44, the stock options that have been repriced as described in Note 5(c) will be classified as variable options with the effect, that from July 1, 2000, a compensation expense will be recorded in each period on these options to the extent that the market price of the Company's shares as at each period end exceeds the greater of the exercise price and the market value of the shares on July 1, 2000.  As at June 30, 2003 and 2002, the market price of the Company's shares was lower than the exercise price and the market value of the shares on July 1, 2000.  Therefore, the adoption of FIN No. 44 does not result in a material GAAP difference.

f)

Reconciliation

The effect of these differences on the loss, loss per share and financial position as reported under Canadian GAAP would be as follows:

2003

2002

2001

Loss, Canadian GAAP

$

(71,299)

$

(143,736)

$

(999,758)

Stock based compensation

(Note 10(c))

-

 (900)

-

Loss, US GAAP

$

(71,299)

$

(144,636)

$

(999,758)

Loss per share, US GAAP

$

(0.008)

$

(0.02)

$

(0.12)

Weighted average number

of common shares

outstanding, US GAAP

8,188,780

8,188,780

8,188,780

Share capital, Canadian

GAAP

$

13,503,911

$

13,503,911

$

13,503,911

Stock based compensation

(Note 10(c))

19,929

19,929

19,029

Share capital, US GAAP

$

13,523,840

$

13,523,840

$

13,522,940

Deficit, Canadian GAAP

$

(13,754,866)

$

(13,683,567)

$

(13,539,831)

Stock based compensation

(Note 10(c))

(19,929)

(19,929)

(19,029)

Deficit, US GAAP

$

(13,774,795)

$

(13,703,496)

$

(13,558,860)

