Form 20-F
period 2003-12-31
ASSISTGLOBAL TECHNOLOGIES CORP
filed 2004-07-15
CIK 1036140

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934.

OR

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2003.

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

None

(Title of Class)

Number of outstanding shares of each of the Company's classes of capital or common stock as of the period covered by the annual report. As of December 31, 2003, there were 16,003,343 common shares issued and outstanding.

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  Yes

     Ö

       No

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17     Ö

Item 18

2

TABLE OF CONTENTS

GLOSSARY OF TERMS **5**

NOTE REGARDING FORWARD-LOOKING STATEMENTS **6**

PART I **7**

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS 7
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE 7
ITEM 3. KEY INFORMATION 7
The Operations *8*
About the CNQ *8*
Acquisitions and Dispositions *9*
A. Selected Financial Data *9*
Exchange Rates 10
B. Capitalization and Indebtedness *11*
C. Reasons for the Offer and Use of Proceeds *11*
D. Risk Factors *11*
Shares of the Company are Considered Penny Stocks and are Subject to the Penny Stock Rules 13
Foreign Incorporation 14
Passive Foreign Investment Corporation 14
ITEM 4. INFORMATION ON THE COMPANY 15
A. History and Development of the Company *15*
Name and Incorporation 15
B. Business Overview *15*
C. Organizational Structure *16*
Acquisitions and Dispositions 16
D. Property, Plant and Equipment *17*
Equipment 17
ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS 17
A. Operating Results *17*
B. Liquidity and Capital Resources *18*
C. Research and Development, Patents and Licenses, Etc. *19*
D. Trend Information *19*
E. Off Balance Sheet Arrangements *19*
F. Tabular Disclosure of Contractual Obligations *20*
ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES 20
A. Directors and Senior Management *20*
B. Compensation *22*
Long Term Incentive Plan Awards to Executive Officer 23
Options & SARs Granted to Executive Officer 23
Aggregate Options/SARs Exercised During the Most Recently Completed Fiscal Year and Fiscal Year End Options/SARs Values 23
Termination of Employment, Change in Responsibilities and Employment Contracts 23
Compensation of Directors 24
Indebtedness of Directors and Senior Officers 25
Management Contracts 25
Varshney Capital Corp. 25
Consulting Contracts 25
Stock Options 26
C. Board Practices *27*
D. Employees *27*
E. Share Ownership *27*
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS 28
A. Major Shareholders *28*
B. Related Party Transactions *28*
Performance Shares and Escrow Securities 29
C. Interests of Experts and Counsel *29*

ITEM 8. FINANCIAL INFORMATION 29
A. Statements and Other Financial Information *29*
Legal Proceedings 29
Dividend Policy 29
B. Significant Changes *29*
ITEM 9. THE OFFER AND LISTING 30
A. Offer and Listing Details *30*
B. Plan of Distribution *31*
C. Markets *31*
D. Selling Shareholders *31*
E. Dilution *32*
F. Expenses of the Issue *32*
ITEM 10. ADDITIONAL INFORMATION 32
A. Share Capital *32*
Private Placement 32
Stock Options 33
B. Memorandum and Articles of Association *33*
Registration 33
Directors Duty To Disclose Interest 33
Directors' Borrowing Powers 33
Election And Term Of Office Of Directors 34
Description Of Securities 35
Alteration of Rights of Holders of Common Shares 35
Shareholder Meetings 35
C. Material Contracts *35*
CNQ Quotation Agreement 35
Employment Agreements 35
Data Licensing Agreement 37
Consulting Agreement With Robert Visser 37
Consulting Agreement With SNJ Capital Ltd 37
Management Services Agreement 38
Archibus/FM Dealer Agreement 38
Escrow Agreements 38
D. Exchange Controls *39*
E. Taxation *42*
U.S. Holders 42
Distribution on Common Shares of the Company 43
Foreign Tax Credit 44
Disposition of Common Shares of the Company 44
Other Considerations 44
Canadian Federal Income Tax Consequences 48
Dividends 49
Disposition of Common Shares 49
F. Dividends and Paying Agents *49*
G. Statements by Experts *50*
H. Documents on Display *50*
I. Subsidiary Information *50*
ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK 50
ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES 50

PART II **50**

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES 50
ITEM 14. MATERIAL MODIFICATION TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS 50
ITEM 15. CONTROLS AND PROCEDURES 50
ITEM 16. RESERVED 51
ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT 51
ITEM 16B. CODE OF ETHICS 51
ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES 51
ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES 52

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

PART I

ITEM 1.

IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.

OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.

KEY INFORMATION

AssistGlobal Technologies Corp. (Formerly IGN Internet Global Network Inc.) (the "Parent Company") was incorporated by registration of its memorandum and articles under the laws of the Province of British Columbia on September 15, 1987, under the name "Grand Resources Inc."  (Please see Item 4)

The Parent Company formerly operated in the internet gaming casino business and had nine subsidiaries and is a discretionary beneficiary of a trust.  The Parent Company, through its wholly owned subsidiary, IGN (BVI) Inc. ("IGN-BVI"), owns 10% (100 Class A voting common shares) of Internet Global Network (Barbados) Inc. ("IGN-Barbados") and is a beneficiary of the Trust which owns the remaining 90% (900 Class B non-voting common shares) of IGN-Barbados.  As well, IGN-BVI owns 100% of the issued and outstanding non-cumulative, non-voting redeemable preference shares of IGN-Barbados.  IGN-Barbados, together with Axion (Barbados) Inc. ("Axion-Barbados") and another shareholder own a private company, Winventure Limited ("Winventure").  Axion-Barbados was a wholly owned subsidiary of the public company, Axion Communications Inc. ("Axion") until January 2000 when its shares were sold to an unrelated party.  WinStreak Limited ("WinStreak"), a wholly owned subsidiary of Winventure, operates gaming activities.

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

On April 1, 2001, the Parent Company ceased operations because there was too much competition in the internet casinos market. The Parent Company explored other sources of action, including the divestiture of the casino software and other related components of the Parent Company.  Pursuant to an agreement dated May 20, 2003, the Parent Company sold all of its subsidiaries for cash consideration of $1.  The closing of the sale was effective on June 2, 2003.

On July 6, 2003, the Parent Company entered into a definitive acquisition agreement (the "Acquisition Agreement") with AssistGlobal.com Communications Inc. ("AssistGlobal") and its principal shareholders to acquire all of the issued and outstanding shares of AssistGlobal in exchange for the issuance of 10,350,000 post consolidated common shares of the Parent Company (the "IGN Shares") at a deemed price of $0.35 per share. See "Item 3 - Acquisition and Dispositions".

The Parent Company has two wholly owned subsidiaries:  AssistGlobal Inc. incorporated federally in February 2000 and AssistGlobal USA Inc. incorporated in the State of Nevada on September 23, 2003.

The Operations

On April 1, 2001, the Parent Company ceased operations because there was too much competition in the internet casinos market. The Parent Company explored other sources of action, including the divestiture of the casino software and other related components of the Parent Company.

Effective June 21, 2002, the Parent Company was designated inactive by the TSX Venture Exchange (the "Exchange"), in accordance with Policy 2.6 of the Exchange.  A listed company trading under the Inactive designation does not meet the Tier Maintenance Requirements ("TMR") of the Exchange as outlined in the Exchange's Policy 2.5.

Sections 4 and 5 of Policy 2.6 outline the requirements, procedures and deadlines for an Inactive company to meet TMR.  A comprehensive plan for reactivation must be filed with the Corporate Maintenance Department of the Exchange by the Parent Company within 12 months of being designated Inactive and the Parent Company is required to demonstrate that it will meet the TMR within 18 months of being designated Inactive.  E.g. The Parent Company decided that these requirements were too onerous and, as a result, in July 2003, the Parent Company made application to and was granted approval from the TSX Venture Exchange to voluntarily de-list its common shares from the Exchange.  The common shares of the Parent Company continue to trade on the NASD O.T.C. Bulletin Board in the United States under the trading symbol "ABGTF".

A share consolidation and name change of the Parent Company name from IGN Internet Global Network Inc. to AssistGlobal Technologies Corporation.  The Consolidation and name change were approved by the shareholders at the Parent Company's Annual general meeting held on September 9, 2003 and became effective on September 23, 2003.   The number of shares currently outstanding in the capital stock of the Parent Company has been reduced from 8,188,780 common shares without par value to 2,729,593 common shares without par value upon completion of the three (3) for one (1) share consolidation.

On October 27, 2003, the Parent Company announced that it had submitted an initial application to have its shares listed for trading on the new Canadian Trading and Quotation System Inc. ("CNQ").  The listing was pursued to facilitate access to trading in the Parent Company's shares for investors and investment dealers in Canada. On December 17, 2003 the Parent Company began trading on CNQ under the symbol "AGBT.U".

About the CNQ

CNQ is stock market designed for trading the equity securities of emerging companies.  Information regarding CNQ can be obtained from their website at www.cnq.ca.

AssistGlobal Inc. (a wholly owned subsidiary of the Parent Company) is an operating and revenue producing company. AssistGlobal Inc. develops and owns proprietary software in addition to hosting and reselling software for the Facilities and Project Management industry.  (See Business Overview)

AssistGlobal USA Inc. (a wholly owned subsidiary of the Parent Company) was incorporated in anticipation of expanding sales in the USA.  The Parent Company anticipates eventually distributing products from a US location in order to reduce shipping and customs costs.

Acquisitions and Dispositions

On July 6, 2003, the Parent Company entered into a definitive acquisition agreement (the "Acquisition Agreement") with AssistGlobal and its principal shareholders to acquire all of the issued and outstanding shares of AssistGlobal in exchange for the issuance of 10,350,000 post consolidated common shares of the Parent Company (the "IGN Shares") at a deemed price of $0.35 per share.  As part of the transaction, the Parent Company obtained shareholder approval to consolidate its issued and outstanding common shares on a 1 new share for 3 old share basis and completed post consolidation financing of US$105,000 in order to fund the project.  A finder's fee of 750,000 post-consolidated shares was paid upon the closing of the transaction.

The Parent Company did not acquire, through Internet Global Network (Barbados) Inc., within the former fiscal year ended June 30, 2003, any additional ownership interest in Winventure (2001 - 0.21%).

Pursuant to an agreement dated May 20, 2003, the Parent Company sold all of its subsidiaries for cash consideration of $1. The closing of the sale was effective June 2, 2003.

A.

Selected Financial Data

This data has been derived from our audited financial statements, which have been prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP") and reconciled for material measurement differences to accounting principles generally accepted in the United States ("U.S. GAAP"). Set forth in the following table are selected financial data with respect to the Parent Company's financial condition and results of operation for the years ended December 31, 2003, 2002, and 2001. The selected financial and operating information as at June 30, 2003 and 2002 and for each of the years in the three year period ended December 31, 2003 should be read in conjunction with the audited consolidated financial statements and notes thereto included elsewhere herein and in conjunction with Item 5: Operating and Financial Review and Prospects. The selected financial data as at and for these periods have been extracted from, and are qualified by reference to the audited consolidated financial statements included herein at Item 17.

9

Fiscal Years ended December 31
	2003	2002	2001
Revenues
Canadian GAAP	$ 651,290	$ 495,322	$ 992,404
U.S. GAAP	$ 651,290	$ 495,322	$ 992,404
Total Assets
Canadian GAAP	$ 268,531	$ 158,980	$ 307,367
U.S. GAAP	$ 268,531	$ 158,980	$ 307,367
Net Assets
Canadian GAAP	$ (224,780)	$ (101,469)	$ 36,737
U.S. GAAP	$ (224,780)	$ (101,469)	$ 36,737
Deficit
Canadian GAAP	$ 826,260	$ 278,849	$ 149,643
U.S. GAAP	$ 826,260	$ 278,849	$ 149,643
Net Income (Loss)
Canadian GAAP	$ (296,456)	$ (138,206)	$ 255,589
U.S. GAAP	$ (296,456)	$ (138,206)	$ 255,589

Share capital
Canadian GAAP	$ 553,180	$ 177,380	$ 177,380
U.S. GAAP	$ 553,180	$ 177,380	$ 177,380
Weighted average number of shares outstanding	14,890,898	11,100,000	1,100,000
Earnings (Loss) Per Share[1]
Canadian GAAP	$ (0.02)	$ (0.01)	$ 0.03
U.S. GAAP	$ (0.02)	$ (0.01)	$ 0.03
Cash provided by (used in)
Operating activities
Canadian GAAP	$ (174,585)	$ (107,276)	$ 216,316
U.S. GAAP	$ (174,585)	$ (107,276)	$ 216,316
Investing activities
Canadian GAAP	$ (1,193	$ (23,142)	$ (28,339)
U.S. GAAP	$ (1,193)	$ (23,142)	$ (28,339)

1Basic loss per share - Fully diluted loss per share has not been calculated due to its anti-dilutive effect.

Exchange Rates

Unless otherwise indicated, all monetary references herein are denominated in Canadian Dollars. References to "$" or "Dollars" are to Canadian Dollars and references to "US$" or "U.S. Dollars" are to United States Dollars.

The following table sets forth, for the five most recent financial years, (i) the average rate of exchange for the Canadian dollar, expressed in U.S. dollars, calculated by using the average of the exchange rates on the last day for which data is available for each month during such periods; and (ii) the high and low exchange rate during the previous six months, in each case based on the noon buying rate in New City for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York.

The Average Rate, calculated by using the average of the exchange rates on the last day of each month during the period, is set out for each of the periods indicated in the table below.

	Year Ended December 31,
	2003	2002	2001	2000	1999
Average for Period	US$0.7186	US$0.6370	US$0.6443	US$0.6723	US$0.6744

The high and low exchange rates for each month during the previous six months are as follows:

Month Ended
	June	May	April	March	February	January
	2004	2004	2004	2004	2004	2004
High for Period	US$0.7459	US$0.7364	US$0.7637	US$0.7645	US$0.7629	US$0.7880
Low for Period	US$0.7261	US$0.7158	US$0.7293	US$0.7418	US$0.7439	US$0.7496

As of December 31, 2003, the noon rate of exchange, as reported by the Federal Reserve Bank of New York for the conversion of United States dollars into Canadian dollars was US$0.7738 (US$1.00 = CDN$1.2923).

As of June 18, 2004, the noon rate of exchange, as reported by the Federal Reserve Bank of New York for the conversion of United States dollars into Canadian dollars was US$0.7329 (US$1.00 = CDN$1.3645).

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

Dependence on Key Personnel

The success of the Parent Company depends to a significant extent upon the efforts and abilities of its senior management team, particularly that of Geoffrey Dryer and Catherine Stauber.  The loss of any key personnel or the inability to attract and retain additional skilled employees could have a material adverse effect on the Parent Company's business, operating results and financial condition.

Product Recognition and Development of Markets

To attract new users of the Parent Company's products and services, the Parent Company must increase market awareness.  To increase product awareness, traffic and revenue, the Parent Company intends to substantially increase it's off line and on-line and promotional efforts.  The Parent Company's marketing activities may, however, not result in increased revenue and even if they do, any increased revenue may not offset the expenses incurred in building brand recognition.  The promotional efforts required to successfully implement the Parent Company's business plan may require expenditures beyond the financial resources available to the Parent Company.  Moreover, despite these efforts, the Parent Company may be unable to increase market awareness of its products, which would have an adverse effect on the results of the operations of the Parent Company.

While the Parent Company has historical sales of its products and services upon which it bases its sales estimates and has conducted internal research on the size of its target markets, its estimated market size in any given industry sector may be significantly smaller.  To the knowledge of management, there are no independent market studies for AssistGlobal's products and services or market studies for hosting AssistGlobal's software.  Investors will have to rely on the expertise and knowledge of management in targeting and identifying emerging markets for AssistGlobal's products and services and its hosting.

Dependence on Outside Agents and Resellers

The Parent Company's success will also depend, to a significant extent, upon the ability to develop strategic alliances.  The Parent Company's products and services are sold mainly through two established, international dealer networks.

 The Parent Company is also dependent on the sales efforts of its internal sales team to sell into a direct territory of British Columbia, Alberta, Saskatchewan, Manitoba, Washington and Oregan.  There is no guarantee that the efforts on behalf of the Parent Company to encourage sales through these channels will be successful.

Dependence upon Successful Expansion of Marketing, Sales Support and Service Organizations

The Parent Company is currently developing its marketing, sales, support and service organizations.  The Parent Company's future success depends upon the successful expansion of these organizations.  Although the Parent Company believes that such initiatives ultimately will improve the Parent Company's operating results, to the extent related expenditures are incurred and revenues do not correspondingly increase the Parent Company's operating results may be materially and adversely affected.  There can be no assurance that these steps will be successful.

Competition

The Parent Company operates in industries which have developed and evolved over the past decade.  These industries are highly competitive markets, with new competitors entering the market annually.  Many of the Parent Company's potential competitors may have longer operating histories, larger customer bases and significantly greater financial, sales, marketing, technical and other resources than the Parent Company.  Moreover, these competitors may enter into strategic or commercial relationships with larger, more established and better-financed companies.  Some of the Parent Company's competitors may be able to enter into these strategic or commercial relations on more favourable terms.  Additionally, these competitors may have research and development capabilities that would allow them to develop new or improved products that may compete with the products of the Parent Company.

Risks related to Beta testing and Resolution of Product Deficiencies

The Parent Company's products and services are subjected to rigorous testing procedures both in-house and Beta testing on-site at a commercial facility.  Beta testing could potentially encounter problems for any number of reasons such as the failure of the Parent Company's technology, the failure of the technology of others, the failure to combine these technologies properly.  Any problems or perceived problem with these products or services could damage the Parent Company's reputation, the reputation of its products and the Parent Company's ability to secure contracts in the future.

This could result in lost revenue, delays in customer acceptance and lawsuits and would be detrimental to the Parent Company's market reputation.   Serious defects are frequently found during the period immediately following the introduction of new products or enhancements to existing products.  The Parent Company's products and services are not error free.  Undetected errors or performance problems may be discovered in the future.  Moreover, known errors which the Parent Company considers minor may be considered serious by its customers.  The Parent Company may not be able to successfully complete the development of planned or future products in a timely manner or to adequately address product defects, which could harm the Parent Company's business and prospects.  In addition, product defects may expose the Parent Company to product liability claims, for which the Parent Company may not have sufficient product liability insurance.  A successful suit against the Parent Company could harm its business and financial condition.

Technological Change

The technical features of the Parent Company's products and hosting will contribute to the marketability of its products and services.  There can be no assurance that current competitors or new market entrants will not succeed in developing and introducing new or enhanced systems having technologies and features superior to, or more effective than, any technologies which have been or are being developed rendering the Parent Company's current and proposed products obsolete or less marketable.  Accordingly, the ability for the Parent Company to compete will be dependent on the timely enhancement of its existing products as well as the development of future products.  There can be no assurance that the Parent Company will be able to keep pace with technological developments, or that its products will not become obsolete.  Technological obsolescence of the existing technology remains a possibility, which would have a material adverse affect on the Parent Company's operations.

Additional Capital Requirements

The Parent Company has and may continue to have capital requirements in excess of its currently available resources.  In the event the Parent Company's plans change, its assumptions change or prove inaccurate or its capital resources in addition to projected cash flow, if any, prove to be insufficient to fund operations, the Parent Company could be required to seek additional financing sooner than currently anticipated.  To the extent that any such financing involves the sale of the Parent Company's equity securities, the interests of the Parent Company's then existing shareholders could be substantially diluted.

No Dividends

The payment of dividends on the Shares of the Parent Company is within the discretion of the Board of Directors and will depend upon the Parent Company's future earnings, its capital requirements, its financial condition, and other relevant factors.  The Parent Company does not currently intend to declare any dividends on its Shares for the foreseeable future.

Reliance on Technological innovation

The Parent Company is relying on its ability to continue to produce commercially viable technological innovations.  This requires competent staff and adequate financing.  In addition, the Parent Company will rely on its sales, marketing and customer service efforts to ensure customer demand meets expenditures.  If it is unsuccessful in this regard, its future may be adversely affected.

Dilution

As of December 31, 2003, the Parent Company has reserved 1,388,333 common shares for issuance on the exercise of 1,388,333 incentive stock options.  If such options are fully exercised, such common shares would constitute 8.0% of the Parent Company's then share capital.  The issuance of new common shares will result in dilution to the Parent Company's existing shareholders.  The exercise of such options and the subsequent resale of such common shares in the public market could adversely affect the prevailing market price and the Parent Company's ability to raise equity capital in the future at a time and price which it deems appropriate.  The Parent Company may also enter into commitments in the future which would require the issuance of additional common shares and the Parent Company may grant additional share purchase warrants and stock options.  See "Options to Purchase Securities From Parent Company."

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

Foreign Incorporation

The Parent Company is incorporated under the laws of British Columbia, Canada and all of the Company's Directors and Officers are residents of Canada with the exception of Robert Visser, who is a director from Huntington, New York.  Consequently, it may be difficult for United States investors to effect service of process within the United States upon the Company or upon those directors or officers who are not residents of the United States, or to realize in the United States upon judgments of United States courts predicated upon civil liabilities under the United States Securities Exchange Act of 1934, as amended.  A judgment of a U.S. court predicated solely upon such civil liabilities may be enforceable in Canada by a Canadian court if the U.S. court in which the judgment was obtained had jurisdiction, as determined by the Canadian court, in the matter.  There is substantial doubt whether an original action could be brought successfully in Canada against any of such persons or the Parent Company predicated solely upon such civil liabilities.

Passive Foreign Investment Corporation

Certain United States income tax legislation contains rules governing "passive foreign investment companies" ("PFIC") which can have significant tax effects on U.S. Holders of foreign companies.  These rules do not apply to non-U.S. Holders. In the U.S., a PFIC is defined as a company that is not formed in the United States and, for any taxable year, either (i) 75% or more of its gross income is "passive income", which includes interest, dividends and certain rents and royalties or (ii) the average percentage, by fair market value (or, if the Parent Company is a controlled foreign company or makes an election, adjusted tax basis) of its assets that produce or are held for the production of "passive income" is 50% or more.  The Parent Company believes that it qualified as a PFIC for the fiscal year ended December 31, 2003 and may qualify as a PFIC in subsequent years. There can be no assurance that the Parent Company's determination concerning its PFIC status will not be challenged or that it will be able to satisfy record keeping requirements which will be imposed on it.  This could adversely impact a U.S. Holder's tax situation.  Each U.S. Holder of the Company is urged to consult a tax advisor with respect to how the PFIC rules affect their tax situation.  For further tax information, see "Item 7 - Taxation - Passive Foreign Investment Company".

ITEM 4.

INFORMATION ON THE COMPANY

A.

History and Development of the Company

Name and Incorporation

AssistGlobal Technologies Corp. was incorporated in British Columbia, Canada, by registration of its memorandum and articles under the British Columbia Company Act (since replaced by the British Columbia Business Corporations Act) on September 15, 1987, under the name "Grand Resources Inc."  The Parent Company changed its name from "Grand Resources Inc." to "Bay Street Ventures Inc." effective November 18, 1987.  The Parent Company changed its name from "Bay Street Ventures Inc." to "Cenco Petroleum Ltd." effective September 20, 1991.  The Parent Company changed its name from "Cenco Petroleum Ltd." to "IGC Internet Gaming Corporation" and subdivided its share capital on a 1:1.5 basis effective August 7, 1996.  The Parent Company changed its name from "IGC Internet Gaming Corporation" to "IGN Internet Global Network Inc." effective November 21, 1996.  The Parent Company changed its name from "IGN Internet Global Network Inc." to "AssistGlobal Technologies Corp." and subdivided its share capital on a 1:3 basis effective September 23, 2003.

The Parent Company's common shares have been listed on the TSX Venture Exchange (formerly Canadian Venture Exchange) since September 28, 1993 (trading symbol "IGN").  As of November 19, 1997, the Parent Company's common shares received clearance for an unpriced quotation on the OTC Bulletin Board by the NASD Regulation, Inc. in the United States under the trading symbol "IGN-IF".  Effective January 30, 1998, the Parent Company's common shares commenced trading on the Berlin Stock Exchange having a trading symbol "IGN GR".  On July 29, 2003, the common shares of the Parent Company were delisted from the TSX Venture Exchange.  The Parent Company currently trades on the OTCBB Market under the trading symbol "AGBTF".  See "Item 9 - The Offering and Listing".

The Parent Company's head and principal office is located at Suite 1304-925 West Georgia Street, Vancouver, B.C., Canada V6C 3L2.  The Parent Company's registered and records office and address is care of its solicitors, Morton & Company, Suite 1200, 750 West Pender Street, Vancouver, BC V6C 2T8.

B.

Business Overview

Prior to March 27, 1996, the Parent Company was in the business of oil and gas exploration and development.  Since this date, the Parent Company has disposed of or abandoned all of its resource properties and is no longer subject to any agreements relating to the exploration or development of such properties.

From March 27, 1996 to April 2001, the Parent Company, through its subsidiaries, focused its efforts on the development of Internet Commerce Services, including information access, entertainment, gaming and financial services.  Initially, the Parent Company developed an Internet gaming operation which incorporated an internet casino, sports book and sports pool.   The sports book and sports pool have since been shut down. The Parent Company then completed the development of its financial transaction processing operations and developed an Internet broadcasting service.

On April 1, 2001, the Parent Company ceased operations because there was too much competition in the internet casinos market. The Parent Company explored other sources of action, including the divestiture of the casino software and other related components of the Parent Company.

On July 6, 2003, the Parent Company entered into an agreement to acquire all the issued and outstanding common shares of AssistGlobal, a software company that develops commercial software for the Facilities and Project Management Industries.  The acquisition was completed on July 6, 2003.

AssistGlobal Inc. ("AssistGlobal") is now a wholly owned subsidiary of the Parent Company.  AssistGlobal Inc. currently has three main areas of revenue: Software sales, Application Hosting and Custom Solutions.

AssistGlobal develops and sells a suite of software solutions: MicroView FM and MicroView HVAC & Electrical, Parking Manager and Delivery Manager (currently in its BETA testing stage).  These products are designed as add on modules to ARCHIBUS FM software.  Archibus Inc. is a privately held company in Boston, MA, USA.  Archibus Inc. designs, develops and sells a comprehensive data base system for infrastructure and facilities management.  Facilities and infrastructure management software is designed to aid in the management of a large scale facility or institution by recording the space configuration of each floor combined with the infrastructure (electrical, plumbing, heating, ventilation etc.), that supports the space.  It also tracks assets, condition assessment, maintenance and inspections and surveys. AssistGlobal is a reseller of Archibus Inc. software and has a designated local territory of Western Canada and Western USA.  AssistGlobal sells it's proprietary products as add on modules to Archibus FM through a global network of Archibus business partners.

AssistGlobal's MicroView FM software operates from a mobile, handheld device that is designed to capture the information via a bar code reader on the end of the handheld unit.  The information could be space related, asset tracking, work orders for maintainance or an inspection report from field work.  The captured information is then synced into the Archibus data base system.

AssistGlobal provides hosting services in order for customers to outsource Project and Facilities Management software applications.  Applications are securely delivered to clients via the internet enabling global access to central data for geographically dispersed companies.  AssistGlobal sells its hosting services through Archibus Dealers and Primavera Systems Inc. dealers.  Primavera Systems Inc. develops, designs and sells a suite of project management, control and execution software products, through their established world wide dealer channel. AssistGlobal hosts Primavera software at its B.C. head office.

AssistGlobal also customizes applications of its software to meet its clients' software needs.

C.

Organizational Structure

The Parent Company has two subsidiaries.  The particulars regarding the Parent Company's subsidiary is as follows:

AssistGlobal Inc., (formerly AssistGlobal.com Communications Inc.) incorporated federally (Canada) in February 2000 located at 349, 6450 Roberts Street, Burnaby, B.C. V5G 4E1.  AssistGlobal USA Inc., incorporated in the State of Nevada, September 24, 2003. No physical address is available.  Both AssistGlobal Inc. and AssistGlobal USA Inc. are wholly owned subsidiaries of the Parent Company.

Acquisitions and Dispositions

The Parent Company did not acquire, within its former fiscal year ended June 30, 2003, through Internet Global Network (Barbados) Inc., any additional ownership interest in Winventure.  The Parent Company owned approximately 86.12% of the outstanding common shares of Winventure as at June 30, 2003.  Pursuant to an agreement dated May 20, 2003, the Parent Company sold all of its subsidiaries for cash consideration of $1.  The closing of the sale was effective June 2, 2003.

On July 6, 2003, the Parent Company entered into a definitive acquisition agreement (the "Acquisition Agreement") with AssistGlobal Inc. ("AssistGlobal") and its principal shareholders to acquire all of the issued and outstanding shares of AssistGlobal in exchange for the issuance of 10,350,000 post consolidated common shares of the Parent Company (the "IGN Shares") at a deemed price of $0.35 per share.  As part of the transaction the Parent Company received shareholder approval to consolidate its currently issued and outstanding common shares on a 1 new share for 3 old share basis and completed post consolidation financings of US$105,000 in order to fund the project.  Pursuant to the terms of the Acquisition Agreement, the new board of directors appointed on the closing of the transaction consisted of two directors nominated by the existing management of the Parent Company and three by the existing management of AssistGlobal. A finder's fee of 750,000 post consolidated shares was paid upon closing of the transaction.

D.

Property, Plant and Equipment

The Parent Company currently has an office located at Suite 1304, 925 West Georgia Street, Vancouver, B.C., Canada with a number of other companies under a lease which expires November 30, 2004. The shared property provides office space to the Parent Company for administrative purposes.

The subsidiary, AssistGlobal Inc., sub leases on a month to month basis a property of approximately 1500 square feet at 349 - 6450 Roberts Street, Burnaby BC.

Equipment

AssistGlobal presently owns all of its equipment with the exception of some of the computer equipment and servers which are leased from IGFC Leasing Inc.  AssistGlobal has entered into leases with IGFC Leasing in August 2003 and December 2003.  The aforementioned leases are for a twenty- four month term.  AssistGlobal also leases printers and copiers from IKON on standard commercial terms.

ITEM 5.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of the financial condition, changes in financial condition and results of operations of the Parent Company as at December 31, 2003, 2002 and 2001 should be read in conjunction with the consolidated financial statements of the Company and related notes included herein.  Unless expressly stated otherwise, all references to dollar amounts in this section are to Canadian dollars.

A reconciliation of the consolidated financial statements to U.S. GAAP is set forth in Note 16 of the audited December 31, 2003 consolidated financial statements included herein at Part IV - Item 17.  Refer to Note 16 for an itemized discussion and analysis of the material measurement differences between Canadian GAAP and U.S. GAAP.

A.

Operating Results

A comparison of the results of operations for the fiscal years ended December 31, 2003, 2002, and 2001 are as follows:

Year Ended December 31, 2003

For the year ended December 31, 2003, the Parent Company incurred a loss of $296,456 or $0.02 per share as compared to a loss of $138,206 or $0.01 per share for 2002.  During the year ended December 31, 2002, a debt of $45,000 owed to a shareholder of the Parent Company was forgiven by the shareholder.  This had the effect of reducing the amount of the loss for the year ended December 31, 2002 by the corresponding amount.

Total sales for the year ended December 31, 2003 were $651,290 compared to $495,322 for 2002.  General and administrative expenses were $470,060 during the year ended December 31, 2003 as compared to $319,012 for the year ended December 31, 2002.

Year Ended December 31, 2002

For the year ended December 31, 2002, the Parent Company incurred a loss of $138,206 or $0.01 per share as compared to a net earning of $255,589 or $0.03 per share for 2001.  The loss was primarily attributable to the decrease in sales by 50% from 2001.

Total sales for the year ended December 31, 2002 were $495,322 compared to $992,404 for 2001.  General and administrative expenses were $329,012 during the year ended December 31, 2002 as compared to $252,276 for the year ended December 31, 2001.

Year Ended December 31, 2001

For the year ended December 31, 2001, the Parent Company incurred an earning of $255,589 or $0.03 per share.

Total sales for the year ended December 31, 2001 were $992,404.  General and administrative expenses were $252,276 during the year ended December 31, 2001.

B.

Liquidity and Capital Resources

Cash and cash equivalents, accounts receivable, income taxes receivable and prepaid expenses have remained consistent during the period of 12 months ending December 31, 2003, totaling $225,003 as compared to the same period in 2002, totaling $122,431.

The Parent Company reported negative working capital of $210,463 at December 31, 2003 compared to a negative working capital of $88,018 at December 31, 2002 representing an increase of $122,445. As at December 31, 2003, the Parent Company had net cash on hand of $77,700 compared to $5,856 in the previous year. Current assets excluding cash at December 31, 2003 increased by $30,728 compared to December 31, 2002 which is attributable to the increase in prepaid expenses.  Current liabilities at December 31, 2003 increased by $225,017 primarily due to an increase in accounts payable of $158,462 and unearned revenue of $55,445.

The Parent Company utilized $174,585 in cash to fund its operating activities before net changes in non-cash working capital balances at December 31, 2003. By comparison, the Parent Company utilized $107,276 in cash from its operating activities before net changes in non-cash working capital balances at December 31, 2002.

Net changes in non-cash working capital balances utilized $53,165 of cash at December 31, 2003, increasing cash utilized in operating activities to $(174,585).  By comparison, net changes in non-cash working capital balances generated $55,104 of cash at December 31, 2002, increasing cash used in operating activities to $(107,276).

The Parent Company's cash position at December 31, 2003, totaled $77,700 compared to $5,856 for 2002. Aside from such cash, the Parent Company has no material unused sources of liquid assets.  The Parent Company does not have any bank debt and has no restrictions on its cash flow other than ongoing operating expenses which amounted to $470,060 in fiscal 2003 as compared to $329,012 in fiscal 2002.

The Parent Company's activities have been funded principally through sales of equity securities and this source of financing is anticipated to continue until the Parent Company develops a cash flow from operations.  See "Note Regarding Forward Looking Statements."  The ability of the Parent Company to continue operations is dependent on the ability of the Parent Company to continue to obtain financing.  The ability of the Parent Company to access the capital markets is substantially determined by the success or failure of its proposed business.  The Parent Company is securing additional funding by way of private placement.

The other sources of funds potentially available to the Parent Company are through the exercise of 1,388,333 outstanding stock options as follows:

Type of Security	Number Or Amount	Exercise or Convertible Price	Expiry Date
Stock Options	1,333	$0.30	June 13, 2004
	1,000	$0.30	March 3, 2004
	56,000	$0.30	January 25, 2007
	1,330,000	$0.39 [$0.30US]	December 9, 2008
	1,388,333

There can be no assurance, whatsoever, that any of these outstanding exercisable securities will be exercised.

C.

Research and Development, Patents and Licenses, Etc.

Over the 12 month period ending December 31, 2003, AssistGlobal was actively developing three new products for release.  The first product is a new version of MicroView/FM 2.6 which contains many new features and increased functionality.  This product was introduced to the Archibus dealers in the fall of 2003.

The second product is a new product, Parking Manager.  Designed for the management of monthly parking, this product resulted from initial customization work for a client.  The primary functionality of the customization was further developed into a product that could be sold via the Archibus dealer channel.

The Third product, Delivery Manager, was designed for the internal distribution and tracking of packages and mail for large-scale organizations.  The software was a result of customization work completed for a client and further developed in order to increase functionality.  The software is currently being Beta Tested.

D.

Trend Information

The project and facilities management industry is witnessing the proliferation of web-based applications.  AssistGlobal anticipates that the trend away from client servers towards web-based applications, will spur changes to software and hosting solutions within the next several years.

E.

Off Balance Sheet Arrangements

None.

F.

Tabular Disclosure of Contractual Obligations

None.

ITEM 6.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.

Directors and Senior Management

The following is a list of the directors and senior officers of the Parent Company, their municipalities of residence, their current positions with the Company and their principal occupations during the past five years.

Name, Age and Municipality of Residence	Position(s) with the Company	Terms of the Various Offices Held
Praveen K. Varshney (1)(2) Age: 38 3886 West 38th Avenue Vancouver, B.C. V6N 2Y4 Canada	Chief Financial Officer and Director

Chief Financial Officer and Director of the Parent Company since September 1991; President of the Parent Company from September 1999 to September 2003.

Principal, Varshney Capital Corp., from January 2000 to present; Principal, Varshney Chowdhry Group of Companies, August, 1991 to December 1999; Partner, Varshney Chowdhry & Co., Chartered Accountants, between May 1993 and September 1995; Self-employed Chartered Accountant, Vancouver, B.C., between August 1991 and April 1993.

Peeyush K. Varshney(2) Age: 36 3703 West 11th Avenue Vancouver, B.C. V6R 2K7 Canada	Corporate Secretary

Corporate Secretary of the Parent Company since September 2003.

Director of the Parent Company from May 1997 to September 2003; Treasurer of the Parent Company from August 1996 to May 1997.

Principal, Varshney Capital Corp., from January 2000 to present; Principal, Varshney Chowdhry Group of Companies, August, 1991 to December 1999; Associate, Campney & Murphy, Barristers and Solicitors, from September 1994 to July 1996; Articled Student, Farris, Vaughan, Wills & Murphy, Barristers and Solicitors from September 1993 to August 1994.

Sokhie Puar(1) Age: 41 5580 McColl Cres. Richmond, BC V6V 2L6	Director	Director of the Parent Company since September 2003. President of SNJ Capital Ltd. since September 1999; Registered Representative, Canaccord Capital Corporation form 1987 to 1998.
Robert Visser(1) Age: 48 91 Glenn Little Tr. Huntington, New York 11743	Director	Director of the Parent Company since September 2003. Registered Architect; President of Visser Software Services.
Geoffrey Dryer Age: 43 2641 Fortress Drive Port Coquitlam, BC V3C 6E7	President, Chief Technology Officer and Director	President, Chief Technology Officer and Director of the Parent Company since September 2003. President and Chief Technology Officer of AssistGlobal Inc.; Formerly President of G&S Cad Solutions Ltd.
Catherine Stauber Age: 45 984 Aspen Road Comox, BC V9M 3Y8	Chief Executive Officer and Director

Chief Executive Officer and Director of the Parent Company since September 2003.

Managing Director of AssistGlobal Inc. since 2000; Formerly President of Giant Bay Resources Inc., a former Toronto Stock Exchange and NASDAQ listed company.

(1)

Denotes member of the Company's Audit Committee.

(2)

Messrs. Praveen Varshney and Peeyush Varshney are brothers.

Directors were elected at the last Annual General Meeting held on September 9, 2003 and/or appointed to fill any vacancy created on the Board of Directors, and serve until the next Annual General Meeting of Members, or until their successors are appointed.  Officers are appointed by the Board of Directors and serve at the pleasure of the board.

B.

Compensation

The aggregate amount of compensation paid by the Parent Company during the fiscal year ended December 31, 2003, to all Directors and Officers, as a group, for services in all capacities was $192,000. See "Management Contracts" below.

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

		Annual Compensation			Long Term Compensation
					Awards		Payouts
Name and Position of Principal	Fiscal Year Ending	Salary	Bonus	Other Annual Compensation	Securities Under Options Granted	Restricted Shares or Restricted Share Units	LTIP Pay-Outs	All Other Compen- sation
Praveen K. Varshney Chief Financial Officer	2003 2002 2001	Nil Nil Nil	Nil Nil Nil	$25,000(1) $69,500(2) $72,000(2)	100,000 39,666(3) Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Catherine Stauber Chief Executive Officer	2003 2002 2001	$75,000 Nil Nil	Nil Nil Nil	Nil Nil Nil	100,000 Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Geoffrey Dryer President and Chief Technology Officer	2003 2002 2001	$92,000 Nil Nil	Nil Nil Nil	Nil Nil Nil	100,000 Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

(1)

These monies were paid to Varshney Capital Corp., a private British Columbia company in which Mr. Varshney is a director of, pursuant to a Management Services Agreement.  Refer to "Management Contracts" for further particulars.

(2)

These monies were paid to OM Management Ltd., a private British Columbia company wholly-owned by Mr. Varshney pursuant to a Management and Administrative Services Agreement.  Effective December 2002, the agreement was terminated.

(3)

Adjusted to reflect 3:1 share consolidation.

Long Term Incentive Plan Awards to Executive Officer

The Parent Company has no long-term incentive plans in place and therefore there were no awards made under any long-term incentive plan to the directors or executive officers during the Parent Company's financial year ended December 31, 2003.

Options & SARs Granted to Executive Officer

During the year ended December 31, 2003, 300,000 stock options were granted to the executive officers of the Parent Company. The following table summarizes the stock options held by the executive officers of the Parent Company as at December 31, 2003. "Options to Purchase Securities from Corporation - Stock Options." No SARs (Stock Appreciation Rights) were granted during this period.

Name (a)	Securities Under Options/ SARs Granted (#) (b)	% of Total Options/ SAR's Granted to Employees in Financial Year (c)	Exercise or Base Price ($/Security) (d)	Market Value of Securities Underlying Options/ SARs on the Date of Grant ($/Security) (e)	Expiration Date (f)
GEOFFREY DRYER President	100,000	7.52%	US$0.30	US$0.20(1)	December 9, 2008
CATHERINE M. STAUBER Chief Executive Officer	100,000	7.52%	US$0.30	US$0.20(1)	December 9, 2008
PRAVEEN VARSHNEY Chief Financial Officer	100,000	7.52%	US$0.30	US$0.20(1)	December 9, 2008

(1)

Calculated as the closing price of the Parent Company's shares on the OTCBB on the date of grant.

Aggregate Options/SARs Exercised During the Most Recently Completed Fiscal Year and Fiscal Year End Options/SARs Values

During the year, no stock options were exercised by the executive officer of the Corporation. During the year, no outstanding SARs were held by the Named Executive Officer.

Termination of Employment, Change in Responsibilities and Employment Contracts

Steven Lisle

Assist Global entered into an employment agreement with Steven Lisle on January 1, 2004, pursuant to which Mr. Lisle was retained to act as Assist Global's Chief Operating Officer.  The agreement is for a term of 3 years.  Mr. Lisle is paid $77,000 per annum for acting as Assist Global's Chief Operating Officer pursuant to the agreement.  Assist Global may terminate the agreement by providing 2 weeks written notice or 2 months salary in lieu of notice.  Assist Global may terminate the agreement for just cause without notice or payment in lieu of notice.  Mr. Lisle may terminate the agreement by providing 2 weeks written notice to Assist Global.

Geoffrey Dryer

Assist Global entered into an employment agreement with Geoffrey Dryer on January 1, 2004, pursuant to which Mr. Dryer was retained to act as Assist Global's Chief Technical Officer and president.  The agreement is for a term of 3 years.  Mr. Dryer is paid $92,000 per annum for acting as Assist Global's Chief Technical Officer and president pursuant to the agreement.  Assist Global may terminate the agreement by providing 2 weeks written notice or 2 months salary in lieu of notice.  Assist Global may terminate the agreement for just cause without notice or payment in lieu of notice.  Mr. Dryer may terminate the agreement by providing 1 month notice to Assist Global.

Catherine Stauber

Assist Global entered into an employment agreement with Catherine Stauber on January 1, 2004, pursuant to which Ms. Stauber was retained to act as Assist Global's Chief Executive Officer.  The agreement is for a term of 3 years.  Ms. Stauber is paid $75,000 per annum for acting as Assist Global's Chief Executive Officer pursuant to the agreement.  Assist Global may terminate the agreement by providing 2 weeks written notice or 2 months salary in lieu of notice.  Assist Global may terminate the agreement for just cause without notice or payment in lieu of notice.  Ms. Stauber may terminate the agreement by providing 1 month notice to Assist Global.

Richard Variyan

Assist Global entered into an employment agreement with Richard Variyan on September 26, 2003, pursuant to which Mr. Variyan was retained to act as vice-president of business development for Assist Global.  The agreement is for an indefinite term but may be terminated at any time by mutual agreement between the parties.  The agreement may be terminated at any time by the Assist Global for cause.  The agreement may also be terminated at any time by the Assist Global without cause by providing Mr. Variyan with 1 month written notice or 1 month salary in lieu of notice.

Mr. Variyan is paid $6,250 per month pursuant to the agreement as well as a commission of 10% of cash received by Assist Global on account of Assist Global's MicroView software, 10% of cash from hosting applications where cash is paid by clients generated by Mr. Variyan and 7% of cash received by Assist Global on account of sales of all other software which Assist Global sells.  In addition to the base salary and commission described above, Mr. Variyan also receives a quarterly bonus based on 40% of the commission earned by Mr. Variyan in the quarterly period.  Payment of the bonus is subject to Mr. Variyan meeting specified sales targets ranging from $275,000 to $450,000 per quarter.  Mr. Variyan also received options to purchase  300,000 shares pursuant to the agreement.  The options do not vest until January 1, 2005 and vesting is subject to Mr. Variyan meeting specified sales targets.

Under the agreement, Mr. Variyan is required to provide the following services:

(a)

Develop a sales and marketing plan for achieving Assist Global's sales targets;

(b)

Use best efforts to carry out the plan;

(c)

Provide detailed reports of sales prospects on a monthly basis;

(d)

Provide weekly sales reports regarding completed sales; and

(e)

Perform such other tasks as Assist Global may reasonably require.

Compensation of Directors

Other than as set out above, the Parent Company has no standard arrangement pursuant to which directors are compensated by the Parent Company for their services in their capacity as directors except for the granting from time to time of incentive stock options in accordance with the policies of the TSX Venture Exchange.  During the most recently completed financial year, the Parent Company granted an aggregate of 630,667 incentive stock options to directors of the Parent Company.

Indebtedness of Directors and Senior Officers

None of the directors or senior officers of the Parent Company have been indebted to the Parent Company or its subsidiary during the fiscal year ended December 31, 2003.

Management Contracts

The Parent Company is party to management contracts with the following companies all of which relate to compensation paid to certain members of management for their services to the Parent Company.

Varshney Capital Corp.

Effective August 1, 2003, the Parent Company entered into a Management Services Agreement (the "VCC Agreement") with Varshney Capital Corp. ("VCC"), a private British Columbia company wholly-owned by Praveen Varshney, a director of the Parent Company and an officer of the Parent Company, and Peeyush Varshney, an officer of the Parent Company, pursuant to which the Company retained VCC to provide management services.  The VCC Agreement has a term of three years with compensation at the rate of $5,000 per month for management services. This agreement expires in August 2008.

Pursuant to the VCC Agreement, VCC shall provide to the Parent Company general management services in connection with the operations and business of the Parent Company which shall include the following services:

(a)

general liaison with regulatory authorities having jurisdiction over the affairs of the Parent Company;

(b)

shareholder relations services including preparation and dissemination of news releases, letters to existing and potential shareholders, and answering and responding to shareholder enquiries regarding the general affairs of the Parent Company;

(c)

general liaison with the professional representatives of the Parent Company including lawyers and accountants; and

(d)

management services in connection with the general operations of the Parent Company including any subsidiaries, affiliates, and associated companies, if any, in accordance with the instructions of the directors of the Parent Company.

During the fiscal year ended December 31, 2003, the Parent Company paid $25,000 in management fees to VCC pursuant to the VCC Agreement.

Consulting Contracts

Effective August 1, 2003, the Parent Company entered into a Consulting Services Agreement (the "SNJ Agreement") with SNJ Capital Ltd. ("SNJ"), a private British Columbia company wholly-owned by Sokhie Puar, a director of the Parent Company, pursuant to which the Company retained SNJ to provide consulting services.  The SNJ Agreement has a term of three years with compensation at the rate of $5,000 per month for management services. This agreement expires in August 2008.

Pursuant to the SNJ Agreement, SNJ shall provide to the Parent Company general consulting services in connection with the operations and business of the Company which shall include the following services:

(a)

general liaison with market makers of the OTCBB;

(b)

shareholder relations services including preparation and dissemination of news releases, letters to existing and potential shareholders, and answering and responding to shareholder enquiries regarding the general affairs of the Parent Company;

(c)

general liaison with the professional representatives of the Parent Company including lawyers and accountants; and

(d)

consulting services in connection with the general operations of the Parent Company including any subsidiaries, affiliates, and associated companies, if any, in accordance with the instructions of the directors of the Parent Company.

During the fiscal year ended December 31, 2003, the Parent Company paid $25,000 in management fees to SNJ pursuant to the SNJ Agreement.

27

Stock Options

As of December 31, 2003, the Parent Company had allotted up to 630,667 common shares for issuance to six directors and senior officers on exercise of stock options.  These shares will be issued at a price of CDN$0.30 per share and US$0.30 per share on exercise of 30,667 and 600,000 stock options, respectively.  The following is a summary of the stock options held by directors and officers of the Parent Company outstanding at December 31, 2003:

Name of Director/Officer	Number	Exercise Price	Expiration Date
Geoffrey Dryer	100,000	US$0.30	December 9, 2008
Peeyush Varshney	1,000 14,667 100,000	CDN$0.30 CDN$0.30 US$0.30	June 13, 2004 January 25, 2007 December 9, 2008
Praveen Varshney	333 14,667 100,000	CDN$0.30 CDN$0.30 US$0.30	June 13, 2004 January 25, 2007 December 9, 2008
Sokhie Puar	100,000	US$0.30	December 9, 2008
Catherine Stauber	100,000	US$0.30	December 9, 2008
Robert Visser	100,000	US$0.30	December 9, 2008
	630,667

C.

Board Practices

The Parent Company's board of directors consists of five members, the terms of which expire at the general meeting of shareholders held in each year.  Directors are elected by a majority of the votes of the Parent Company's common shares present in person or represented by proxy at its annual meeting of shareholders and entitled to vote at such election.  Each director will hold office until his or her term expires and his or her successor has been elected and qualified.  Executive officers serve at the discretion of the Board of Directors.  Officers are elected at the annual meeting of the directors held immediately after the annual general meeting of shareholders.

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

The Board of Directors has set up an audit committee which consists of Messrs. Praveen Varshney, Robert Visser and Sokhie Puar.  The audit committee engages on behalf of the Parent Company the independent public accountants to audit the Parent Company's annual financial statements, and reviews and approves the planned scope of the annual audit.

D.

Employees

As at December 31, 2003, AssistGlobal has a staff of four and operates out of an office comprising a total of approximately 1,500 square feet, in Burnaby, British Columbia, Canada.

E.

Share Ownership

The following list indicates the number of shares held beneficially by Directors and Officers of the Parent Company as at June 18, 2004 and the corresponding percentage of the Parent Company's issued capital such shares represent:

	Title of Class	Number Owned	Percent of Class
Praveen K. Varshney	Common Stock	103,583	0.6%
Peeyush K. Varshney	Common Stock	79,325	0.5%
Catherine Stauber (1)	Common Stock	3,817,756	21.9%
Geoffrey Dryer	Common Stock	3,817,756	21.9%
Sokhie Puar(2)	Common Stock	100,000	0.6%
Robert Visser	Common Stock	572,663	3.3%
		8,491,083

(1)

Shares are held beneficially through 440819 BC Inc., a private British Columbia company which is wholly-

owned by Catherine Stauber.

(2)

Shares are held beneficially through SNJ Capital Ltd., a private British Columbia company which is wholly-owned by Sokhie Puar.

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

The following table sets forth the shareholdings of those persons who own of record or are known to the Parent Company to own beneficially, directly or indirectly, or exercise control or direction over, more than 5% of the issued and outstanding common shares of the Parent Company as at the date of this annual report:

Identity of Person or Group	Type of Ownership	Amount Owned	Percent of Class
Geoffrey Dryer	Direct	3,817,756	21.9%
440819 BC Inc.	Indirect(1)	3,817,756	21.9%

(1)

440819 BC Inc. is a private company owned by Catherine Stauber, director of the Parent Company.

B.

Related Party Transactions

Other than as disclosed in "Item 6. Directors, Senior Management and Employees - B. Compensation" and the transactions set forth below, there are no related party transactions or proposed transactions involving any insider, proposed nominee for election as director, or associate or affiliate of an insider, of the Parent Company that have occurred during the three most recently completed fiscal years of the Parent Company or during the period since the end of the Parent Company's most recently completed fiscal year. There are no debts owing directly or indirectly to the Parent Company by any director or officer of the Parent Company, or by an associate of any director or officer of the Parent Company.  Management of the Parent Company has an interest in the following transactions, all of which relate to compensation paid to former and present members of management for their past and present services to the Parent Company.

(1)

Praveen K. Varshney and Peeyush K. Varshney are controlling shareholders of Varshney Capital Corp. During fiscal 2003, the Parent Company paid or accrued VCC management fees of $25,000 pursuant to the VCC Agreement described above under the heading "Management Contracts". VCC is in the business of providing management services to public companies.

(2)

Praveen K. Varshney and Peeyush K. Varshney are directors of Afrasia Mineral Fields Inc. ("Afrasia"). During fiscal 2003, the Parent Company accrued rent payable to Afrasia of $6,342.  Afrasia is an oil and gas exploration company.

(3)

Sokhie Puar is a controlling shareholder of SNJ Capital Ltd ("SNJ").  During fiscal 2003, the Parent Company paid or accrued SNJ consulting fees of $25,000 pursuant to the SNJ Agreement described above under the heading "Consulting Contracts".  SNJ is in the business of providing consulting services to public companies.

The Parent Company believes that the terms of the transactions were on terms as favorable as those which could have been negotiated with unaffiliated third parties.

Performance Shares and Escrow Securities

In connection with the acquisition of all of the issued and outstanding shares of Assist Global by the Parent Company, Assist Global, the Parent Company, Pacific Corporate Trust Company and certain shareholders of the Parent Company entered into an escrow agreement dated July 6, 2003 (the "Escrow Agreement").  Pursuant to the Escrow Agreement, the shareholders agreed to deposit a total of 7,633,126 shares of the Parent company owned by them (the "Escrow Shares") in escrow with Pacific Corporate Trust Company.  Subject to certain exceptions (transfer on bankruptcy, death, etc.), the Escrow Shares may not be sold, transferred or otherwise disposed of by the shareholders until released from escrow in accordance with the terms of the Escrow Agreement.  The Escrow Shares may be transferred within escrow where such transfer has been approved by the Parent Company's board of directors.  Under the terms of the Escrow Agreement, the Escrow Shares are to be released from escrow as follows:

Release Dates	Percentage Released
September 30, 2004	10% of the original amount placed in escrow
March 30, 2005	10% of the original amount placed in escrow
September 30, 2005	10% of the original amount placed in escrow
March 30, 2006	15% of the original amount placed in escrow
September 30, 2006	15% of the original amount placed in escrow
March 30, 2007	20% of the original amount placed in escrow
September 30, 2007	20% of the original amount placed in escrow

C.

Interests of Experts and Counsel

Not applicable.

ITEM 8.

FINANCIAL INFORMATION

A.

Statements and Other Financial Information

Attached hereto are the Parent Company's audited consolidated financial statements, consisting of consolidated balance sheets as at December 31, 2003 and 2002, and consolidated statements of operations and deficit, deferred exploration and cash flows for each of the years in the three-year period ended December 31, 2003 along with related notes and Auditor's Report and Comments by Auditors for U.S. Readers on Canada-U.S. Reporting Differences.  See "Item 17. Financial Statements."

Legal Proceedings

None.

Dividend Policy

No dividends have been paid on any class of shares of the Parent Company since the date of its incorporation and it is not contemplated that any dividends will be paid in the immediate or foreseeable future.

B.

Significant Changes

The following changes occurred subsequent to December 31, 2003:

On April 6, 2004, the Parent Company completed a private placement financing for gross proceeds of US$105,000. A total of 420,000 units were issued at a price of US$0.25 per unit. Each unit consists of one common share and one common share purchase warrant. Each common share purchase warrant entitles the holder to acquire one additional common share at an exercise price of US$0.35 per share for the first 12 months from the issuance date and US$0.45 for the next six months.  The warrants expire October 6, 2005. A commission of 7% was paid on a portion of the above private placement.

ITEM 9.

THE OFFER AND LISTING

A.

Offer and Listing Details

The common shares of the Parent Company were listed for trading on the TSX Venture Exchange (formerly the Canadian Venture Exchange) on September 28, 1993.  The Parent Company's trading symbol on the TSX Venture Exchange was "IGN".  The Parent Company also received clearance for an unpriced quotation on the OTC Bulletin Board by the NASD Regulation, Inc. in the United States effective November 19, 1997 under the trading symbol "IGNIF" and commenced trading on June 18, 1998.  Effective January 30, 1998, the Parent Company's common shares commenced trading on the Berlin Stock Exchange, having a trading symbol "IGN GR".  On July 29, 2003, the common shares of the Parent Company were delisted from the TSX Venture Exchange.  The Parent Company continues to trade on the OTCBB Market under the trading symbol "AGBTF".

On October 27, 2003, the Parent Company submitted an initial application to have its shares listed for trading on the new Canadian Trading and Quotation System Inc. ("CNQ").  The listing was pursued to facilitate access to trading in the Company's shares for investors and investment dealers in Canada.  On December 17, 2003, the Parent Company began trading on CNQ under the symbol "AGBT.U".

On December 31, 2003, 16,003,343 common shares of the Parent Company were outstanding.  The closing price of the Parent Company's common shares on the OTCBB on December 31, 2003 was US$0.20.  The following summarizes the reported high and low prices for the periods indicated on the TSX Venture Exchange:

	High	Low
Monthly Stock Prices
May 2004	US$0.345	US$0.23
April 2004	US$0.44	US$0.23
March 2004	US$0.285	US$0.23
February 2004	US$0.295	US$0.21
January 2004	US$0.21	US$0.15
December 2003	US$0.25	US$0.20

Quarterly Stock Prices
Fiscal 2004
First Quarter	US$0.295	US$0.15
Fiscal 2003
Fourth Quarter	US$0.31	US$0.08
Third Quarter	N/A	N/A
Annual Stock Prices
Fiscal 2003	US$0.31	US$0.08
Pre-Consolidated Share Prices ("IGN")
Fiscal 2002	N/A	N/A
Fiscal 2001	N/A	N/A
Fiscal 2000	N/A	N/A

The following table indicates the approximate number of record holders of common shares with United States addresses and the portion and percentage of common shares held in the United States as at December 31, 2003:

Total Number of Holders	Number of U.S. Holders	Number of Common Shares Held in the U.S.	Percentage of Common Shares Held in the U.S.
93	6	650,513	4.06%

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

B.

Plan of Distribution

Not applicable.

C.

Markets

The Parent Company's common shares are quoted on the OTCBB in the Unites States under the trading symbol "AGBTF".  On July 29, 2003, the common shares of the Parent Company were delisted from the TSX Venture Exchange.  The Parent Company's common shares will continue to trade on the OTCBB Market.  On October 27, 2003, the Parent Company submitted an initial application to have its shares listed for trading on the new Canadian Trading and Quotation System Inc. On December 17, 2003, the Parent Company began trading on CNQ under the symbol "AGBT.U".

D.

Selling Shareholders

Not applicable.

E.

Dilution

Not applicable.

F.

Expenses of the Issue

Not applicable.

ITEM 10.

ADDITIONAL INFORMATION

A.

Share Capital

Authorized and issued share capital as at December 31, 2003:

Authorized share capital - 150,000,000 common shares without par value.

A total of 16,003,343 shares have been issued and fully paid for a total of $553,180.

	Number of shares	Stated value
Balance at June 30, 2003	8,188,780	$ 13,503,911
Share consolidation 3:1	(5,459,187)	-
Common shares issued for shares of AssistGlobal Inc. (including 750,000 shares issued as a finder's fee)	11,100,000	(13,503,911)
AssistGlobal Inc. shareholder deficiency acquired on reverse acquisition	-	177,380
Issue of common shares for cash	1,973,750	315,800
Stock options exercised	200,000	60,000
Balance at December 31, 2003	16,003,343	$ 553,180

The Parent Company entered into a definitive acquisition agreement (the "Acquisition Agreement") on July 6, 2003 with AssistGlobal and its principal shareholders to acquire all of the issued and outstanding shares of AssistGlobal in exchange for the issuance of 10,350,000 post consolidated common shares of the Parent Company (the "IGN Shares") at a deemed price of $0.35 per share. As part of the transaction the Parent Company sought shareholder approval to consolidate its then issued and outstanding common shares on a 1 new share for 3 old share basis and completed, subsequent to December 31, 2003, a post consolidation financings of US$105,000 in order to fund the project.  A finder's fee of 750,000 post consolidated shares was paid on the closing of the transaction.

Private Placement

Subsequent to December 31, 2003, the Parent Company completed a non-brokered private placement of 420,000 units at a price of US$0.25 per unit to 7 individuals for total proceeds of US$105,000. Each unit consists of one common share and one share purchase warrant of the Parent Company. Each share purchase warrant entitles the holder to purchase one common share at a price of $US0.35 for 12 months from the date of issuance and $US0.45 for the next 6 months, to a maximum of 18 months from the date of issuance. The common shares are subject to a hold period expiring July 17th, 2004.

Stock Options

During Fiscal 2003, the Parent Company granted to officers, directors and employees 1,330,000 stock options under its Stock Option Plan.  The stock options are exercisable for a period of five years, at a price of US$0.30 per share.

Subsequent to December 31, 2003, the Parent Company granted to officers and directors 1,200,000 stock options under its Stock Option Plan.  The stock options will be exercisable for a period of five years, at a price of US$0.25 per share.  One million of the stock options were subsequently exercised to generate working capital for the Parent Company.

B.

Memorandum and Articles of Association

Registration

The Parent Company was incorporated pursuant to the British Columbia Company Act (the predecessor statute to the British Columbia Business Corporations Act) by memorandum and articles filed with the British Columbia Registrar of Companies under incorporation number 333274.  There are no restrictions on the type of business which may be carried out the Parent Company in its memorandum and articles and the objects and purposes of the Parent Company are not set out in its memorandum and articles.

 Directors Duty To Disclose Interest

Under the Company's articles (the "Articles"), a director of the Parent Company who is in any way directly or indirectly interested in an existing or proposed contract or transaction with the Parent Company or who holds any office or owns any property whereby, directly or indirectly, a duty or interest might be created to conflict with his or her duty or interest as a director, is required to declare the nature and extent of that interest, conflict or potential conflict with his/her duty and interest as a director.   The Articles further stipulate that, subject to certain exceptions, a director may not vote in respect of any contract or transaction in which he/she is interested.   The Articles make no provisions as to the directors' power to vote compensation to themselves or any member of their body in the absence of an independent quorum.

Directors' Borrowing Powers

Under the Articles, the Directors may from time to time in their discretion authorize the Parent Company to:

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

Under the Articles, every bond, debenture, note or other debt obligation of the Parent Company is required to be signed manually by at least one director or officer of the Parent Company or by or on behalf of a trustee, registrar, branch registrar, transfer agent or branch transfer agent for the bond, debenture, note or other debt obligation appointed by the Parent Company or under any instrument under which the bond, debenture, note or other debt obligation is issued and any additional signatures may be printed or otherwise mechanically reproduced thereon.

Under the Articles, unless the Parent Company ceases to be a reporting company, it is required to keep or cause to be kept a register of its indebtedness to every director or officer of the Parent Company or an associate of any of them in accordance with the provisions of the British Columbia Business Corporations Act.

Election And Term Of Office Of Directors

At each annual general meeting of the Parent Company all of the directors are required to retire and the members entitled to vote at the meeting then elect directors to hold office until the Parent Company's next succeeding annual meeting.  A retiring director is eligible for re-election.

Where the Parent Company fails to hold an annual general meeting or the members fail to consent to the business required to be transacted at such meeting, the directors then in office are deemed to have been elected or appointed as directors on the last day on which the annual general meeting could have been held pursuant to the Articles and they may continue to hold office until other directors are appointed or elected or until the day on which the next annual general meeting is held.

If at any general meeting at which there should be an election of directors, the places of any of the retiring directors are not filled, such of the retiring directors who are not re-elected as may be requested by the newly elected directors may continue in office to complete the number of directors for the time being fixed pursuant to the Articles until further new directors are elected at a general meeting convened for the purpose.  If any such election or continuance of directors does not result in the election or continuance of the number of directors for the time being fixed pursuant to the Articles such number shall be fixed at the number of directors actually elected or continued in office.

Any casual vacancy occurring in the board of directors may, pursuant to the Articles, be filled by the remaining directors or director.

The office of a director is vacated if the director:

(a)

resigns his office by notice in writing delivered to the registered office of the Parent Company; or

(b)

ceases to be qualified to act as a director pursuant to the Business Corporations Act.

The Parent Company may by special resolution remove any director before the expiration of his period of office and may by an ordinary resolution appoint another person in his stead.  Between successive annual general meetings the directors have power to appoint one or more additional directors but the number of additional directors shall not at any time exceed 1/3 of the number of directors elected or appointed at the last annual general meeting of the Parent Company.

The Articles do not require that a person hold shares of the Parent Company in order to be eligible to act as director of the Parent Company.

Description Of Securities

The Parent Company is authorized to issue one class of shares, namely 150,000,000 common shares without par value.  The holders of the Parent Company's common shares are entitled to receive notice of and to attend and vote at all meetings of the shareholders of the Parent Company and each common share confers the right to one vote in person or by proxy at all meetings of the shareholders of the Parent Company. The holders of the common shares, subject to the prior rights, if any, of any other class of shares of the Parent Company, are entitled to receive such dividends in any financial year as the board of directors of the Parent Company may by resolution determine. In the event of the liquidation, dissolution or winding-up of the Parent Company, whether voluntary or involuntary, the holders of the common shares are entitled to receive, subject to the prior rights, if any, of the holders of any other class of shares of the Parent Company, the remaining property and assets of the Parent Company.

Alteration of Rights of Holders of Common Shares

Generally, the rights of holders of the Company's common shares may not be altered unless the alteration is approved by a resolution passed by a majority of not less than ¾ of the votes cast by the holders of the Parent Company's common shares at a general meeting of the Parent company.

Shareholder Meetings

Annual general and extraordinary meetings are called by convened by the directors of the Parent Company at such times as they think fit and as required by the Business Corporations Act.  The Articles require the directors to convene a general meeting once in every calendar year and not more than 13 months after the previous annual general meeting.   Shareholders who hold in the aggregate in excess of 20% of the common shares of the Parent Company may deliver a requisition to the Parent Company requesting that an annual general meeting be convened.  Within 4 months of receipt of such a requisition, the directors of the Parent Company are required to convene an annual general meeting of the Parent Company's shareholders.

C.

Material Contracts

CNQ Quotation Agreement

The Parent Company entered into a Quotation Agreement with the Canadian Trading and Quotation System Inc. on December 3, 2003.  Pursuant to the agreement, CNQ has agreed to provide for the quotation of the Parent Company's common shares on its trading and quotation system.  In return, the

Parent Company agreed to cause its directors, officers, employees and agents to observe the regulations, by-laws, rules and policies of the CNQ.

Employment Agreements

Steven Lisle

Assist Global entered into an employment agreement with Steven Lisle on January 1, 2004, pursuant to which Mr. Lisle was retained to act as Assist Global's Chief Operating Officer.  The agreement is for a term of 3 years.  Mr. Lisle is paid $77,000 per annum for acting as Assist Global's Chief Operating Officer pursuant to the agreement.  Assist Global may terminate the agreement by providing 2 weeks written notice or 2 months salary in lieu of notice.  Assist Global may terminate the agreement for just cause without notice or payment in lieu of notice.  Mr. Lisle may terminate the agreement by providing 2 weeks written notice to Assist Global.

Geoffrey Dryer

Assist Global entered into an employment agreement with Geoffrey Dryer on January 1, 2004, pursuant to which Mr. Dryer was retained to act as Assist Global's Chief Technical Officer and president.  The agreement is for a term of 3 years.  Mr. Dryer is paid $92,000 per annum for acting as Assist Global's Chief Technical Officer and president pursuant to the agreement.  Assist Global may terminate the agreement by providing 2 weeks written notice or 2 months salary in lieu of notice.  Assist Global may terminate the agreement for just cause without notice or payment in lieu of notice.  Mr. Dryer may terminate the agreement by providing 1 month notice to Assist Global.

Catherine Stauber

Assist Global entered into an employment agreement with Catherine Stauber on January 1, 2004, pursuant to which Ms. Stauber was retained to act as Assist Global's Chief Executive Officer.  The agreement is for a term of 3 years.  Ms. Stauber is paid $75,000 per annum for acting as Assist Global's Chief Executive Officer pursuant to the agreement.  Assist Global may terminate the agreement by providing 2 weeks written notice or 2 months salary in lieu of notice.  Assist Global may terminate the agreement for just cause without notice or payment in lieu of notice.  Ms. Stauber may terminate the agreement by providing 1 month notice to Assist Global.

Richard Variyan

Assist Global entered into an employment agreement with Richard Variyan on September 26, 2003, pursuant to which Mr. Variyan was retained to act as vice-president of business development for Assist Global.  The agreement is for an indefinite term but may be terminated at any time by mutual agreement between the parties.  The agreement may be terminated at any time by the Assist Global for cause.  The agreement may also be terminated at any time by the Assist Global without cause by providing Mr. Variyan with 1 month written notice or 1 month salary in lieu of notice.

Mr. Variyan is paid $6,250 per month pursuant to the agreement as well as a commission of 10% of cash received by Assist Global on account of Assist Global's MicroView software, 10% of cash from hosting applications where cash is paid by clients generated by Mr. Variyan and 7% of cash received by Assist Global on account of sales of all other software which Assist Global sells.  In addition to the base salary and commission described above, Mr. Variyan also receives a quarterly bonus based on 40% of the commission earned by Mr. Variyan in the quarterly period.  Payment of the bonus is subject to Mr. Variyan meeting specified sales targets ranging from $275,000 to $450,000 per quarter.  Mr. Variyan also received options to purchase  300,000 shares pursuant to the agreement.  The options do not vest until January 1, 2005 and vesting is subject to Mr. Variyan meeting specified sales targets.

Under the agreement, Mr. Variyan is required to provide the following services:

(a)

Develop a sales and marketing plan for achieving Assist Global's sales targets;

(b)

Use best efforts to carry out the plan;

(c)

Provide detailed reports of sales prospects on a monthly basis;

(d)

Provide weekly sales reports regarding completed sales; and

(e)

Perform such other tasks as Assist Global may reasonably require.

Data Licensing Agreement

Assist Global entered into a Data Licensing Agreement with Robert Visser on August 2, 2000.  Pursuant to the agreement Mr. Visser granted Assist Global a perpetual, irrevocable, worldwide, non-exclusive, non-transferable, royalty free license to use data provided by Mr. Visser.   Data licensed to Assist Global under the agreement includes all of Mr. Visser's present and future client, customer and business contact information relating to the facilities management business of Mr. Visser.  Assist Global is not permitted to resell or lease the data to any third party without prior written consent of Mr. Visser.  The license to use the data provided by Mr. Visser will survive the termination of the agreement.  The license was granted  for $10, and in exchange for Assist Global's agreement to enter into the consulting agreement with Mr. Visser described below, which agreement provides for the issuance of shares to Mr. Visser.

Consulting Agreement With Robert Visser

Assist Global entered into a consulting  agreement with Robert Visser on August 2, 2000.  Under the terms of the consulting agreement Mr. Visser agreed to provide the following services to Assist Global:

(a)

to be available to act as a director of Assist Global;

(b)

to promote the business, services and products of Assist Global through his customer base and business contacts;

(c)

to promote the business, services and products of Assist Global with Assist Global's existing and potential international clients;

(d)

make available office facilities in New York, NY for the directors, officers and employees of Assist Global;

(e)

participate in and be able to consult with respect to the research and development of Assist Global's services and products;

(f)

provide authorization for the resale of product in the U.S.;

(g)

provide assistance to Assist Global employees for seminar and workshop development, execution and promotion; and

(h)

participate with presentations and client introductions.

Pursuant to the consulting agreement, Mr. Visser agreed to grant the data license referred to above to Assist Global.   Assist Global agreed to issue 221,250 of its class "A" shares to Mr. Visser pursuant to the consulting agreement (which shares were exchanged for shares of the Parent Company when Assist Global was acquired by the Parent Company).  The consulting agreement is for a term of 5 years, ending on September 2, 2005 and may be renewed by mutual agreement.  Assist Global may terminate the agreement if Visser is in default thereof, by providing written notice of its intention to do so and 15 days for Visser to cure the default.

Consulting Agreement With SNJ Capital Ltd.

The Parent Company entered into a consulting agreement with SNJ Capital Ltd. ("SNJ") on August 1, 2003, pursuant to which SNJ agreed to provide the following services to the Parent Company:

(a)

acting as general liaison with OTCBB market makers;

(b)

providing shareholder relations services including the preparation and dissemination of news releases and answering and responding to shareholder enquiries regarding the affairs of the Parent Company;

(c)

acting as general liaison with the professional representatives of the Parent Company; and

(d)

providing other services in accordance with the instructions of the directors of the Parent Company.

The Parent Company is required to pay SNJ $5,000 per month for the services provided under the agreement and to reimburse SNJ for out-of-pocket expenses.

The agreement is for a term of 3 years.  SNJ may terminate the agreement by providing 1 month written notice to the Parent Company.  The Parent Company may terminate the agreement at any time after the first anniversary date of the agreement by providing 1 month written notice to SNJ.

Management Services Agreement

The Company entered into a management services agreement with Varshney Capital Corp. ("VCC") on August 1, 2003 pursuant to which VCC agreed to provide the following management services to the Parent Company:

(a)

liaison with regulatory authorities;

(b)

providing shareholder relations services including the preparation and dissemination of news releases and answering and responding to shareholder enquiries regarding the affairs of the Parent Company;

(c)

acting as general liaison with the professional representatives of the Parent Company; and

(d)

providing other services in accordance with the instructions of the directors of the Parent Company.

The Parent Company is required to pay VCC $5,000 per month for the services provided under the agreement and to reimburse VCC for out-of-pocket expenses.

The agreement is for a term of 3 years.  VCC may terminate the agreement by providing 1 month written notice to the Parent Company.  The Parent Company may terminate the agreement at any time after the first anniversary date of the agreement by providing 1 month written notice to VCC.

Archibus/FM Dealer Agreement

Assist Global entered into a dealer agreement with Archibus, Inc. on June 19, 2001 pursuant to which Assist Global was appointed as a non-exclusive dealer of Archibus' facilities management software for Western Canada and the United States.  Pursuant to the agreement, Assist Global markets, distributes and sells Archibus' software products in the territory covered by the agreement.  Assist global receives a fee for each copy of Archibus' software it sells.  Under the terms of the agreement, Assist Global is required to provide installation and support services to end-users of Archibus' software products.  Assist Global is also required to actively promote Archibus' software within the territory covered by the agreement.

Escrow Agreements

In connection with the acquisition of all of the issued and outstanding shares of Assist Global by the Parent Company, Assist Global, the Parent Company, Pacific Corporate Trust Company and certain shareholders of the Parent Company entered into an escrow agreement dated July 6, 2003 (the "Escrow Agreement").  Pursuant to the Escrow Agreement, the shareholders agreed to deposit a total of 7,633,126 shares of the Parent company owned by them (the "Escrow Shares") in escrow with Pacific Corporate Trust Company.  Subject to certain exceptions (transfer on bankruptcy, death, etc.), the Escrow Shares may not be sold, transferred or otherwise disposed of by the shareholders until released from escrow in accordance with the terms of the Escrow Agreement.  The Escrow Shares may be transferred within escrow where such transfer has been approved by the Parent Company's board of directors.  Under the terms of the Escrow Agreement, the Escrow Shares are to be released from escrow as follows:

Release Dates	Percentage Released
September 30, 2004	10% of the original amount placed in escrow
March 30, 2005	10% of the original amount placed in escrow
September 30, 2005	10% of the original amount placed in escrow
March 30, 2006	15% of the original amount placed in escrow
September 30, 2006	15% of the original amount placed in escrow
March 30, 2007	20% of the original amount placed in escrow
September 30, 2007	20% of the original amount placed in escrow

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

The ICA requires prior notification to the Government of Canada on the "acquisition of control" of Canadian businesses by non-Canadians, as defined in the ICA.  The Government of Canada reviews certain acquisitions of control, discussed below.  The term "acquisition of control" is defined as any one or more non-Canadian persons acquiring all or substantially all of the assets used in the Canadian business, or the acquisition of the voting shares of a Canadian corporation carrying on the Canadian business or the acquisition of the voting interests of an entity controlling or carrying on the Canadian business.  The acquisition of the majority of the outstanding shares is deemed to be an "acquisition of control" of a corporation.  The acquisition of less than a majority, but one-third or more, of the voting shares of a corporation is presumed to be an "acquisition of control" of a corporation unless it can be established that the purchaser will not control the corporation.

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

Other Considerations

In the following circumstances, the above sections of this discussion may not describe the United States federal income tax consequences resulting from the holding and disposition of common shares:

Foreign Personal Holding Company

If at any time during a taxable year (i) more than 50% of the total combined voting power or the total value of the corporation's outstanding shares is owned, directly or indirectly, by five or fewer individuals who are citizens or residents of the United States and (ii) 60% (50% in some circumstances) or more of the corporation's gross income for such year was "foreign personal holding corporation."  In that event, U.S. Holders that hold common shares would be required to include in gross income for such year their allocable portions of such passive income to the extent the corporation  does not actually distribute such income.  The Parent Company does not believe that it currently qualifies as a foreign personal holding corporation.  However, there can be no assurance that the Parent Company will not be considered a foreign personal holding corporation for the current or any future taxable year.

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

The Parent Company believes that it qualified as a PFIC for the fiscal year ended December 31, 2003 and may have qualified as a PFIC in prior years.  The Parent Company may or may not qualify as a PFIC in subsequent years due to changes in its assets and business operations.  There can be no assurance that the Parent Company's determination concerning its PFIC status will not be challenged or that it will be able to satisfy record keeping requirements that will be imposed on a qualified electing fund ("QEF").  Each U.S. Holder of the Parent Company is urged to consult a tax advisor with respect to how the PFIC rules affect their tax situation.

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

Controlled Foreign Corporation

If more than 50% of the total combined voting power of all classes of shares entitled to vote or the total value of the shares of the Parent Company is owned, actually or constructively, by citizens or residents of the United States, United States domestic partnerships and corporations or estates or trusts other than foreign estates or trusts (as defined by the Code Section 7701(a)(31)), each of whom own, actually or constructively, 10% or more of the total combined voting power of all classes of shares entitled to vote of the Parent Company ("United States shareholder"), the Parent Company could be treated as a controlled foreign corporation ("CFC") under Subpart F of the Code.  This classification would affect many complex results, one of which is the inclusion of certain income of a CFC which is subject to current U.S. tax.  The United States generally taxes a United States Shareholder of a CFC currently on their pro rata shares of the Subpart F income of the CFC.  Such United States Shareholders are generally treated as having received a current distribution out of the CFC's Subpart F income and are also subject to current U.S. tax on their pro rata shares of the CFC's earnings invested in U.S. property.  The foreign tax credit described above may reduce the U.S. tax on these amounts.  In addition, under Section 1248 of the Code, gain from the sale or exchange of shares by a U.S. Holder of common shares of the Parent Company who is or was a United States Shareholder at any time during the five-year period ending with the sale or exchange is treated as ordinary income to the extent of earnings and profits of the Parent Company attributable to the shares sold or exchanged.  If a foreign corporation is both a PFIC and a CFC, the foreign corporation generally will not be treated as a PFIC with respect to United States Shareholders of the CFC.  This rule generally will be effective for taxable years of United States Shareholders beginning after 1997 and for taxable years of foreign corporations ending with or within such taxable years of United States Shareholders.  Special rules apply to United States shareholders who are subject to the special taxation rules under Section 1291 discussed above with respect to a PFIC.  Because of the complexity of Subpart F, a more detailed review of these rules is outside of the scope of this discussion.  The Parent Company does not believe that it currently qualifies as a CFC.  However, there can be no assurance that the Parent Company will not be considered a CFC for the current or any future taxable year.

Canadian Federal Income Tax Consequences

The following is a general discussion of all material Canadian federal income tax consequences, under current law, generally applicable to (a "Holder") of one or more common shares of Telesis North Communications Inc. (the "Company") who for the purposes of the Income Tax Act (Canada) (the "Act") is a non-resident of Canada, holds his common shares as capital property and deals at arm's length with the Company and is restricted to such circumstances.

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

Disposition of Common Shares

A Holder, who disposes of a common share, including by deemed disposition on death, will not be subject to Canadian tax on any capital gain (or capital loss) thereby realized unless the common share constituted "taxable Canadian property" as defined by the Act.  Generally, a common share will not constitute taxable Canadian property of a Holder unless he held the common share as capital property used by him carrying on a business (other than an insurance business) in Canada, or he or persons with whom he did not deal at arm's length alone or together held or held options to acquire, at any time within the five years preceding the disposition, 25% or more of the shares of any class of the capital stock of the Company.  The disposition of a common share that constitutes "taxable Canadian property" of a Holder could also result in a capital loss, which can be used to reduce all taxable income (only that portion of taxable income derived from a capital gain).

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

DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.

MATERIAL MODIFICATION TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.

CONTROLS AND PROCEDURES

Management of the Parent Company is responsible for establishing and maintaining adequate internal control over financial reporting for the Parent Company.  Management, including the Parent Company's Chief Executive Officer and Chief financial Officer, directly supervises the preparation of all of the financial reports prepared by the Parent Company and is directly involved in the Parent Company's financial record keeping and reporting.  All accounting records and financial reports prepared by the Parent Company are reviewed for accuracy by the Parent Company's Chief Financial Officer and Chief Executive Officer.

As of the end of the period covered by this annual report, an evaluation was carried out under the supervision and with the participation of the Parent Company's management, including the Parent Company's Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Parent Company's disclosure controls and procedures, as such term is defined under Rules 13a-14(c) and 15d-14(c) promulgated under the Securities Exchange Act of 1934, as amended, or the Exchange Act. Based on that evaluation, the Parent Company's Chief Executive Officer and Chief Financial Officer have concluded that the Parent Company's disclosure controls and procedures are effective in ensuring that material information required to be disclosed in this annual report is recorded, processed, summarized and reported, and required disclosure is made within the time period specified in the rules and forms of the Securities and Exchange Commission.

There were no significant changes in the Parent Company's internal controls or in other factors that could significantly affect these controls subsequent to the date of their evaluation, including any significant deficiencies or material weaknesses of internal controls that would require corrective action.  There were no changes in the Parent Company's internal control over financial reporting identified in connection with the Parent Company's evaluation of its disclosure controls and procedures and the effectiveness of those procedures in the period covered by this report.

ITEM 16.

RESERVED

ITEM 16A.

AUDIT COMMITTEE FINANCIAL EXPERT

The Board of Directors of the Parent Company has determined that Mr. Praveen K. Varshney is an "audit committee financial expert" as defined in Item 16A of Form 20-F.  Mr. Varshney is not an "independent director" as defined in the Exchange Act and the rules and regulations promulgated thereunder.

ITEM 16B.

CODE OF ETHICS

The Parent Company has not yet adopted a written "code of ethics" that meets the new United States' Sarbanes-Oxley standards. The Board of Directors believes that its existing standards and procedures are adequate for its purposes.  The Parent Company has not seen any need to adopt a written code of ethics on the basis that its management structure and corporate culture effectively deter wrongdoing and promote honest and ethical conduct, full, fair and accurate, timely, and understandable disclosure in reports and documents, compliance with applicable governmental laws, rules and regulations, prompt internal reporting of unethical conduct and accountability for adherence to the conduct standards.  The Parent Company's has a small number of employees and most of its officers are also directors, thus eliminating any split between the Parent Company's management and the directors who are responsible to safeguard shareholder interests.  As a result, the activities of the Parent Company's officers, employees and other agents can be easily monitored by its directors, thus eliminating the need for a formal written code of ethics.

ITEM 16C.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

LDMB ADVISORS INC., Chartered Accountants ("LDMB"), are the Parent Company's independent auditors and examined the financial statements of the Company for the fiscal years ending December 31, 2003 and December 31, 2002.  LDMB performed the services listed below and were paid the fees listed below for the fiscal years ended December 31, 2003 and December 31, 2002.

Audit Fees

LDMB was paid aggregate fees of approximately $6,128 for the fiscal year ended December 31, 2002 and approximately $16,950 for the fiscal year ended December 31, 2003 for professional services rendered for the audit of the Parent Company's annual consolidated financial statements and for the reviews of the financial statements included in the Parent Company's quarterly reports during these fiscal years.

Audit-Related Fees

LDMB was not paid any additional fees for either of the fiscal years ended December 31, 2002 or December 31, 2003 for assurance and related services reasonably related to the performance of the audit or review of the Parent Company's financial statements.

Tax Fees

LDMB was not paid any fees for the fiscal year ended December 31, 2002 or for the fiscal year ended December 31, 2003 for professional services rendered for tax compliance, tax advice and tax planning.

All Other Fees

LDMB was not paid any other fees for professional services during the fiscal years ended December 31, 2002 and December 31, 2003.

Audit Committee Policies and Procedures

The audit and review services provided to the Parent Company by LDMB in the fiscal years ended December 31, 2003 and December 31, 2002 were pre-approved by the Parent Company's audit committee.  Prior to engaging LDMB to perform audit and review services, the Parent Company's audit committee reviews the service to be provided and the fee to be paid by the Parent Company for such service and assesses the impact of the service on the auditor's independence.

ITEM 16D.    EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable.

ITEM 16E.

PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

No purchases of shares or any other units of any class of the Parent Company's equity securities have been made by or on behalf of the Parent Company, or any affiliated purchaser.

PART III

ITEM 17.

FINANCIAL STATEMENTS

The Consolidated Financial Statements have been prepared in accordance with Canadian GAAP and are presented in Canadian dollars.  There are material measurement differences between United States and Canadian GAAP.  A reconciliation of the financial statements to United States GAAP is set forth in Note 16 to the Consolidated Financial Statements.

ITEM 18.

FINANCIAL STATEMENTS

See "Item 17. Financial Statements."

ITEM 19.

FINANCIAL STATEMENTS AND EXHIBITS

(a)	Financial Statements
Auditors' Report and Comments by Auditors for United States Readers on Canada-United States Reporting Difference dated February 4, 2004.
Consolidated Balance Sheets at December 31, 2003, 2002 and 2001.
Consolidated Statements of Operations and Deficit for the Years Ended December 31, 2003, 2002 and 2001.
Consolidated Statements of Cash Flows for the Years Ended December 31, 2003, 2002 and 2001.
Notes to Consolidated Financial Statements for the Years Ended December 31, 2003, 2002 and 2001.

EXHIBITS

The following exhibits are attached to and form part of this Annual Report:

Exhibit

1.1	Memorandum and Articles, as amended.*
1.2	Name change certificate from IGN Internet Global Network Inc. to AssistGlobal Technologies Corp.
1.3	Articles of AssistGlobal Technologies Corp.
4.1	Management services agreement between AssistGlobal Technologies Corp. Varshney Capital Corp. dated August 1, 2003
4.2	Consulting services agreement between AssistGlobal Technologies Corp. SNJ Capital Ltd. dated August 1, 2003
4.3	Quotation Agreement between AssistGlobal Technologies Corp. and Canadian Trading and Quotation System Inc. dated December 3, 2003
4.4	Employment Agreement between AssistGlobal Inc. and Steven Lisle dated January 1, 2004
4.5	Employment Agreement between AssistGlobal Inc. and Geoffrey Dryer dated January 1, 2004
4.6	Employment Agreement between AssistGlobal Inc. and Catherine Stauber dated January 1, 2004
4.7	Employment Agreement between AssistGlobal Inc. and Richard Variyan dated September 26, 2003
4.8	Data Licensing Agreement between AssistGlobal Inc. and Robert Visser dated August 2, 2000
4.9	Consulting Agreement between AssistGlobal Inc. and Robert Visser dated August 2, 2000
4.10	Dealer Agreement between AssistGlobal Inc. and Archibus, Inc. dated June 19, 2001
4.11	Pooling agreement between AssistGlobal Technologies Corp., Pacific Corporate Trust and Security Holders dated September 30, 2003
6	Statement Re: Computation of Per Share Earnings
8	List Of Subsidiaries
12.1	Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer
12.2	Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer
13	Section 1350 Certification of Chief Executive Officer and Chief Financial Officer

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

ASSISTGLOBAL TECHNOLOGIES CORP. (FORMERLY IGN INTERNET GLOBAL NETWORK INC.)

"Catherine Stauber"

By:

Catherine Stauber

Director

DATED:  June 28, 2004

ASSISTGLOBAL TECHNOLOGIES CORP.

ANNUAL REPORT ON FORM 20-F

INDEX TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS

Exhibits	Page
J.A. Minni & Associates Inc. Auditors' Report on Consolidated Financial Statements for the years ended June 30, 2001, 2000 and 1999	*
J.A. Minni & Associates Inc. Comments by Auditors for U.S. Readers on Canada-U.S. Reporting Conflict	*
Consolidated Balance Sheets as at June 30, 2001, 2000 and 1999	*
Consolidated Statements of Operations and Deficit for the years ended June 30, 2001, 2000 and 1999	*
Consolidated Statements of Cash Flows for the years ended June 30, 2001, 2000 and 1999	*
Notes to the Consolidated Financial Statements of the Company	*
J.A. Minni & Associates Inc. Auditors' Report on Consolidated Financial Statements for the years ended June 30, 2002, 2001, and 2000	*
J.A. Minni & Associates Inc. Comments by Auditors for U.S. Readers on Canada-U.S. Reporting Conflict	*
Consolidated Balance Sheets as at June 30, 2002, 2001, and 2000	*
Consolidated Statements of Operations and Deficit for the years ended June 30, 2002, 2001, and 2000	*
Consolidated Statements of Cash Flows for the years ended June 30, 2002, 2001, and 2000	*
Notes to the Consolidated Financial Statements of the Company	*
J.A. Minni & Associates Inc. Auditors' Report on Consolidated Financial Statements for the years ended June 30, 2003, 2002 and 2001	*
J.A. Minni & Associates Inc. Comments by Auditors for U.S. Readers on Canada-U.S. Reporting Conflict	*
Consolidated Balance Sheets as at June 30, 2003, and 2002	*
Consolidated Statements of Operations and Deficit for the years ended June 30, 2003, 2002 and 2001	*
Consolidated Statements of Cash Flows for the years ended June 30, 2003, 2002 and 2001	*
Notes to the Consolidated Financial Statements of the Company	*
LDMB's Auditors' Report on Consolidated Financial Statements for the years ended December 31, 2003 and 2002	60
LDMB's Comments by Auditors for U.S. Readers on Canada-U.S. Reporting Conflict	60
Consolidated Balance Sheets as at December 31, 2003 and 2002	61
Consolidated Statements of Operations and Deficit for the years ended December 31, 2003 and 2002	62
Consolidated Statements of Cash Flows for the years ended December 31, 2003 and 2002	64
Notes to the Consolidated Financial Statements of the Company	65-73

*Previously submitted

ASSISTGLOBAL TECHNOLOGIES CORP.

ANNUAL REPORT ON FORM 20-F

EXHIBIT INDEX

Exhibits		Page
1.1	Memorandum and Articles, as amended.	*
1.2	Name change certificate from IGN Internet Global Network Inc. to AssistGlobal Technologies Corp.	74
1.3	Articles of AssistGlobal Technologies Corp.	75-101
4.1	Management services agreement between AssistGlobal Technologies Corp. and Varshney Capital Corp. dated August 1, 2003	102-105
4.2	Consulting services agreement between AssistGlobal Technologies Corp. and SNJ Capital Ltd. dated August 1, 2003	106-109
4.3	Quotation Agreement between AssistGlobal Technologies Corp. and Canadian Trading and Quotation System Inc. dated December 3, 2003	110-112
4.4	Employment Agreement between AssistGlobal Inc. and Steven Lisle dated January 1, 2004	113-117
4.5	Employment Agreement between AssistGlobal Inc. and Geoffrey Dryer dated January 1, 2004	118-123
4.6	Employment Agreement between AssistGlobal Inc. and Catherine Stauber dated January 1, 2004	124-128
4.7	Employment Agreement between AssistGlobal Inc. and Richard Variyan dated September 26, 2003	129-136
4.8	Data Licensing Agreement between AssistGlobal Inc. and Robert Visser dated August 2, 2000	137-140
4.9	Consulting Agreement between AssistGlobal Inc. and Robert Visser dated August 2, 2000	141-147
4.10	Dealer Agreement between AssistGlobal Inc. and Archibus, Inc. dated June 19, 2001	148-169
4.11	Pooling Agreement between AssistGlobal Technologies Corp., Pacific Corporate Trust and Securityholders dated September 30, 2003	170-190
6	Statement Re: Computation of Per Share Earnings	191
8	List Of Subsidiaries	192
12.1	Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer	193
12.2	Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer	194
13	Section 1350 Certification of Chief Executive Officer and Chief Financial Officer	195

*  Previously submitted.

ASSISTGLOBAL TECHNOLOGIES CORP.

CONSOLIDATED FINANCIAL STATEMENTS

(Formerly IGN Internet Global Network Inc.)

DECEMBER 31, 2003

ASSISTGLOBAL TECHNOLOGIES CORP.

((Formerly IGN Internet Global Network Inc.)

CONTENTS

DECEMBER 31, 2003

Page

AUDITORS' REPORT

1

FINANCIAL STATEMENTS

 Consolidated Balance Sheets

2

 Consolidated Statements of Operations

3

 Consolidated Statements of Shareholders' Equity

4

 Consolidated Statements of Cash Flows

5

 Notes to the Consolidated Financial Statements

6 - 14

AUDITORS' REPORT

To the Directors of:

Assistglobal Technologies Corp.

(Formerly IGN Internet Global Network Inc.)

We have audited the consolidated balance sheets of Assistglobal Technologies Corp. as at December 31, 2003, 2002 and 2001 and the consolidated statements of operations, shareholders' equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audits in accordance with Canadian generally accepted auditing standards.  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the consolidated financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2003, 2002 and 2001 and the results of its operations and cash flows for the years then ended in accordance with Canadian generally accepted accounting principles. As required by the British Columbia Company Act, we report that in our opinion, these principles have been applied on a consistent basis.

Significant measurement differences between Canadian and United States accounting principles as they affect these consolidated financial statements are explained and quantified in Note 16.

/s/ LDMB Advisors Inc.

Chartered Accountants

Langley, British Columbia

February 4, 2004

ASSISTGLOBAL TECHNOLOGIES CORP.

(Formerly IGN Internet Global Network Inc.)

CONSOLIDATED BALANCE SHEETS

AS AT DECEMBER 31,	2003	2002

ASSETS
CURRENT
Cash and cash equivalents	$77,700	$5,856
Accounts receivable	123,883	115,380
Income taxes receivable	-	1,195
Prepaid expenses	23,420	-

	225,003	122,431
PROPERTY AND EQUIPMENT (Note 4)	43,527	36,548
INTANGIBLE ASSETS (Note 3(f))	1	1

	$268,531	$158,980

LIABILITIES
CURRENT LIABILITIES
Accounts payable and accrued liabilities	$254,466	$96,004
Demand loan (Note 5)	100,000	100,000
Unearned revenue	69,890	14,445
Capital lease obligations, current portion (Note 6)	11,110	-

	435,466	210,449

CAPITAL LEASE OBLIGATIONS, NET OF
CURRENT PORTION (Note 6)	7,845	-
PROMISSORY NOTES PAYABLE, SHAREHOLDERS (Note )	50,000	50,000

	493,311	260,449

SHAREHOLDERS' EQUITY
Share capital (Note 8)	553,180	177,380
Additional paid-in capital	48,300	-
Deficit	(826,260)	(278,849)

	(224,780)	(101,469)

	$268,531	$158,980

COMMITMENTS (Note 12)

SUBSEQUENT EVENTS (Note 16)

APPROVED BY THE DIRECTORS:

______/s/ Sokie Puar___________ Director

______/s/ Catherine Stauber______ Director

The accompanying notes are an integral part of these consolidated financial statements.

ASSISTGLOBAL TECHNOLOGIES CORP.

(Formerly IGN Internet Global Network Inc.)

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31,	2003	2002	2001

REVENUE	$651,290	$495,322	$992,404

DIRECT COSTS	478,167	350,260	488,037

GROSS PROFIT	173,123	145,062	504,367

EXPENSES
Advertising and promotion	17,253	10,162	13,423
Amortization	20,406	21,860	15,129
Bad debts	-	-	4,320
Bank charges and foreign exchange	19,951	5,380	3,597
Interest on capital lease obligations	1,005	-	-
Management and consulting fees:
Incurred	143,218	82,242	75,939
Stock-based compensation	48,300	-	-
Office and administration	16,828	12,967	12,856
Professional fees	91,878	73,161	22,441
Regulatory and share transfer fees	21,435	-	-
Rent and occupancy costs	25,246	19,440	20,160
Telephone	9,320	12,658	15,234
Travel	32,600	35,376	14,283
Wages and benefits	22,620	55,766	54,894

	470,060	329,012	252,276

(LOSS) EARNINGS BEFORE OTHER INCOME	(296,937)	(183,950)	252,091
OTHER INCOME (EXPENSES)	(481)	-	2,372

(LOSS) EARNINGS BEFORE EXTRAORDINARY ITEM	(296,456)	(183,950)	254,463
EXTRAORDINARY GAIN ON SETTLEMENT OF DEBT	-	45,000	-

(LOSS) EARNINGS BEFORE INCOME TAXES	(296,456)	(138,950)	254,463

RECOVERY OF INCOME TAXES (Note 10(a))	-	744	1,126

NET (LOSS) EARNINGS	$(296,456)	$(138,206)	$255,589

(LOSS) EARNINGS PER SHARE BEFORE EXTRAORDINARY ITEM	(0.02)	(0.02)	0.03

(LOSS) EARNINGS PER SHARE	(0.02)	(0.01)	0.03

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING	14,890,898	11,100,000	11,100,000

The accompanying notes are an integral part of these consolidated financial statements.

ASSISTGLOBAL TECHNOLOGIES CORP.

(Formerly IGN Internet Global Network Inc.)

CONSOLIDATED  STATEMENTS OF SHAREHOLDERS' EQUITY

DECEMBER 31, 2003

	Common Shares		Additional Paid-in Capital		Total Shareholders' Equity

	Number			Accumulated
	of Shares	Amount		Deficit

Balance, June 30, 2003	8,188,780	$13,503,911	$-	$(13,754,866)	$(250,955)
Share consolidation 3:1	(5,459,187)	-	-	-	-
Common shares issued for shares of
AssistGlobal Inc. (including 750,000
shares issued as a finder's fee)	11,100,000	(13,503,911)	-	13,503,911	-
AssistGlobal Inc. shareholder deficiency
acquired on reverse acquisition	-	177,380	-	(278,849)	(101,469)
Stock options exercised	200,000	60,000	-	-	60,000
Issue of common shares for cash	1,973,750	315,800	-	-	315,800
Fair value of options issued to consultants	-	-	48,300	-	48,300
Net loss for the period	-	-	-	(296,456)	(296,456)

Balance, December 31, 2003	16,003,343	$553,180	$48,300	$(826,260)	$(224,780)

The accompanying notes are an integral part of these consolidated financial statements.

ASSISTGLOBAL TECHNOLOGIES CORP.

(Formerly IGN Internet Global Network Inc.)

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31,	2003	2002	2001

CASH FLOWS (USED IN) PROVIDED BY:
OPERATING ACTIVITIES
Net (loss) earnings	$(296,456)	$(138,206)	$255,589
Adjustments for items not affecting cash:
Amortization	20,406	21,860	15,129
Stock-based compensation	48,300	-	-
Future income taxes	-	(1,034)	1,034
Extraordinary gain on settlement of debt	-	(45,000)	-
Changes in non-cash working capital balances:
Accounts receivable	(1,894)	(13,657)	21,597
Prepaid expenses	(23,420)	-	3,971
Accounts payable and accrued liabilities	21,839	74,351	(96,936)
Income taxes receivable	1,195	(377)	(2,702)
Unearned revenue	55,445	(5,213)	18,634

	(174,585)	(107,276)	216,316

FINANCING ACTIVITIES
Repayment of related party loans	(124,913)	(30,000)	-
Common stock issued for cash	315,800	-	15,000
Conditional sales agreement	-	-	4,693
Exercise of stock options	60,000	-	1,000
Purchase of common stock for cancellation	-	-	(1)
Repayment of capital leases	(3,265)	-	-
Repayment of shareholder loans	-	-	(48,687)
Repayment of conditional sales agreement	-	(3,285)	(1,408)

	247,622	(33,285)	(29,403)

INVESTING ACTIVITIES
Purchase of property and equipment	(3,572)	(23,142)	(28,339)
Cash acquired upon the reverse acquisition of
AssistGlobal Technologies Corp.	2,379	-	-

	(1,193)	(23,142)	(28,339)

INCREASE IN CASH	71,844	(163,703)	158,574
CASH, beginning	5,856	169,559	10,985

CASH, ending	$77,700	$5,856	$169,559

CASH IS COMPRISED OF:
Cash and cash equivalents	$77,700	$50,856	$169,559
Bank indebtedness	-	(45,000)	-

	$77,700	$5,856	$169,559

SUPPLEMENTAL INFORMATION
Cash paid to (received from):
Interest	$1,182	$2,242	$1,142
Income taxes	$(1,195)	$-	$542
Non-cash activities:
Property and equipment acquired under capital lease	$22,220	$-	$-

The accompanying notes are an integral part of these consolidated financial statements.

ASSISTGLOBAL TECHNOLOGIES CORP.

(Formerly IGN Internet Global Network Inc.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2003

1.

NATURE OF BUSINESS

The Company develops, sells, hosts and supports project and facility management software and provides other custom application solutions globally. The main proprietary line Microview FM is designed for use on PDA's. It records and updates facilities data on the spot for large scale reorganizations, employee moves, inventory, maintenance and inspection activities.

2.

REVERSE ACQUISITION OF ASSISTGLOBAL.COM COMMUNICATIONS INC. AND NAME CHANGES

These consolidated financial statements are the continuing financial statements of AssistGlobal Inc. (formerly AssistGlobal.com Communications Inc.) ("ACI"), a company incorporated under the Canada Business Corporations Act. On July 6, 2003, ACI was recapitalized and acquired IGN Internet Global Network Inc. ("IGN"), an inactive Canadian corporation which traded on the Over-The-Counter Bulletin Board.

Pursuant to the terms of a Share Exchange Agreement dated July 6, 2003 between ACI, the Company and the shareholders of ACI, the shareholders of ACI agreed to exchange all of their shares of ACI for shares of IGN. On closing of the Share Exchange Agreement on July 6, 2003, IGN acquired all of the issued and outstanding shares of ACI by issuing 10,350,000 post consolidated common shares of IGN to the shareholders of ACI. As a result of this transaction, the shareholders in ACI acquired control of IGN. In addition, the Company issued 750,000 common shares as a finder's fee for the acquisition.

On September 9, 2003, a special shareholders' resolution was passed to change IGN's name to AssistGlobal Technologies Corp. ("ATC").

These consolidated financial statements are issued under the name of the legal parent ATC but are considered a continuation of the consolidated financial statements of the legal subsidiary, ACI.

3.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles. Outlined below are those policies considered particularly significant by the Company.

(a)

Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, AssistGlobal Inc., AssistGlobal USA Inc., Microview Information Systems Inc. and G & S CAD Solutions Ltd., and the results of their operations from the dates of acquisition. All material intercompany transactions and balances are eliminated on consolidation.

(b)

Accounting estimates

The preparation of financial statements in accordance with accounting principles generally accepted in Canada requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported revenues and expenses for the reporting period. Actual results could differ from those estimated by management.

The accompanying notes are an integral part of these consolidated financial statements.

ASSISTGLOBAL TECHNOLOGIES CORP.

(Formerly IGN Internet Global Network Inc.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2003

3.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

(c)

Cash and cash equivalents

The Company considers all highly liquid financial instruments purchased with an original maturity of three months or less to be cash equivalents. Cash equivalents are recorded at cost, which approximates market value.

(d)

Deferred finance charges

Deferred finance charges relating to the Company's capital leases are amortized to interest expense over the terms of the leases.

(e)

Property and equipment

Property and equipment are recorded at cost less accumulated amortization. Annual rates of amortization are as follows:

Computer equipment

30%

declining balance

Computer software

50%

straight line

Furniture and fixtures

20%

declining balance

In the year of acquisition, these rates are reduced by one-half.

(f)

Intangible assets

Intangible assets consist of the VAR licence to sell Archibus FM software and is recorded at a nominal $1.

(g)

Revenue recognition

Revenue is recognized when earned. The Company provides turnkey web-hosted applications and sells packaged and custom software products and related consulting services. Software product revenues are recognized upon shipment of the software product only if no significant Company obligations remain, the fee is fixed or determinable, and collection is received or the resulting receivable is deemed probable. Revenue from packaged software products are recorded when the payment has been received and the software has been shipped. Revenue is recognized, net of discount and allowances, at the time of product shipment. Provisions are recorded for returns, concessions, and bad debts and at December 31, 2003 amounted to $NIL. Revenue related to obligations, which include telephone support for certain products, are based on the relative fair value of each of the deliverables determined based on vendor-specific objective evidence ("VSOE") when significant. The Company VSOE is determined by the price charged when each element is sold separately. Revenue from non-recurring programming, software engineering fees, consulting service, support arrangements and training programs are recognized when the services are provided.

(h)

Software development costs

Software development costs are capitalized upon the establishment of technological feasibility. The establishment of technological feasibility and the ongoing assessment of the recoverability of these costs requires considerable judgment by management with respect to certain external factors such as anticipated future revenue, estimated economic life, and changes in software and hardware technologies. Capitalizable software development costs have not been significant and accordingly no amounts have been capitalized.

ASSISTGLOBAL TECHNOLOGIES CORP.

(Formerly IGN Internet Global Network Inc.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2003

3.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

(i)

Functional currency

The Canadian dollar is the Company's functional currency. Monetary assets and liabilities denominated in foreign currencies have been translated into Canadian dollars at the rate of exchange prevailing at year end. Revenue and expense items are translated at the rate prevailing when they were incurred.

(j)

Income taxes

The Company follows the asset and liability method of accounting for income taxes. Under this method, current taxes are recognized for the estimated income taxes payable for the current period.

Future income taxes are provided based on the estimated future tax effects of temporary differences between financial statement carrying amounts of assets and liabilities and their respective tax bases as well as the benefit of losses available to be carried forward to future years for tax purposes.

Future tax assets and liabilities are measured using enacted tax rates that are expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future assets and liabilities of a change in tax rates is recognized in operations in the period that includes the enactment date. A valuation allowance is recorded for future tax assets when it is more likely than not that such future tax assets will not be realized.

(k)

Stock-based compensation

Effective July 1, 2002, the Company adopted the new accounting standard for stock-based compensation issued by the Canadian Institute of Chartered Accountants. The standard sets out a fair value approach that is required for certain, but not all, stock-based transactions. The Company has elected not to follow the fair value method of accounting for stock options granted to directors and employees, and as permitted under the standard, no compensation cost is recorded on the granting of stock options to employees and directors as the exercise price is equal to or greater than the market price at the date of grant. Consideration paid on exercise of stock options is credited to capital stock.

Stock-based compensation on options granted to non-employees is recorded as an expense at the earlier of the completion of performance or vesting of the options granted, based upon the estimated fair value on the grant date.

(l)

Loss per share

Loss per share has been calculated based on the weighted average number of shares outstanding during the periods. Fully diluted loss per share has not been presented as it would be anti-dilutive.

ASSISTGLOBAL TECHNOLOGIES CORP.

(Formerly IGN Internet Global Network Inc.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2003

4.

PROPERTY AND EQUIPMENT

		Accumulated
	Cost	Amortization	2003	2002	2001

Computer equipment	$51,920	$18,874	$33,046	$5,789	$5,789
Computer software	38,122	36,190	1,932	11,871	11,871
Furniture and fixtures	16,924	8,375	8,549	18,888	18,888

	$106,966	$63,439	$43,527	$36,548	$36,548

Included in property and equipment are assets acquired under capital leases with a cost of $22,220 (2002 - $NIL) and accumulated amortization of $3,333 (2002 - $NIL).

5.

DEMAND LOAN

The demand loan is unsecured, non-interest bearing with no fixed terms of repayment.

6.

CAPITAL LEASE OBLIGATIONS

The Company has entered into lease agreements to acquire computer equipment. The liability recorded under the capital leases represents the minimum lease payments payable net of imputed interest at an average rate of 28.37% per annum and is secured by computer equipment owned by the Company.

The Company's obligation under the capital leases consists of:

2003

Minimum lease payments payable	$24,683
Less: portion representing interest to be recorded over
the remaining term of the leases	5,728

18,955
Less: current portion	11,110

Long-term portion	$7,845

Future minimum annual lease payments payable under the capital leases are as follows:
Year ending:
2004	$14,461
2005	10,222

$24,683

7.

PROMISSORY NOTES PAYABLE, SHAREHOLDERS

The promissory notes payable to certain shareholders are unsecured, non-interest bearing and are repayable within 30 days of the Company receiving a single financing with a value of not less than $3,000,000. The shareholders have agreed to extend the repayment date to January 1, 2005.

ASSISTGLOBAL TECHNOLOGIES CORP.

(Formerly IGN Internet Global Network Inc.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2003

8.

SHARE CAPITAL

(a)

Authorized

150,000,000

common shares without par value

(b)

Issued and fully paid

	Number of shares	Stated value

Balance at June 30, 2003	8,188,780	$13,503,911
Share consolidation 3:1	(5,459,187)	-
Common shares issued for shares of AssistGlobal Inc.
(including 750,000 shares issued as a finder's fee)	11,100,000	(13,503,911)
AssistGlobal Inc. shareholder deficiency acquired
on reverse acquisition	-	177,380
Issue of common shares for cash	1,973,750	315,800
Stock options exercised	200,000	60,000

Balance at December 31, 2003	16,003,343	$553,180

      (c)  Stock options

       The Company has 1,388,333 stock options outstanding in total. Summaries of options granted are as follows:

		Weighted average
	Number of shares	exercise price

Balance at June 30, 2003	1,011,000	$0.10
Consolidation 3:1	(674,000)	0.10
Exercised	(200,000)	0.30
Cancelled	(78,667)	0.30
Granted	1,330,000	0.39

Balance at December 31, 2003	1,388,333	$0.39

As at December 31, 2003, the following stock options were outstanding:
	Number outstanding at December 31, 2003		Number
			exercisable at
Exercise price		Expiry date	December 31, 2003

$0.30	1,333	June 13, 2004	1,333
$0.30	1,000	March 3, 2004	1,000
$0.30	56,000	January 25, 2007	56,000
$0.39 ($0.30 US)	1,330,000	December 9, 2008	1,330,000

	1,388,333		1,388,333

ASSISTGLOBAL TECHNOLOGIES CORP.

(Formerly IGN Internet Global Network Inc.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2003

8.

SHARE CAPITAL, continued

(d)

Stock-based compensation

During the year ended December 31, 2003, no compensation costs were recorded in the consolidated statements of operations for options granted to employees.

Had compensation costs been determined for employee awards granted during the year using the fair value based method at their respective grant dates, the Company's pro forma net loss and pro forma basic and fully diluted loss per share would have been as follows:

	2003	2002	2001

Net (loss) earnings as reported	$(296,456)	$(138,206)	$255,589
Compensation expense related to fair value
of stock options	(231,976)	-	-

Pro forma net (loss) earnings	$(528,432)	$(138,206)	$255,589

(Loss) earnings per share, as reported	$(0.02)	$(0.01)	$0.03
Pro forma (loss) earnings per share	$(0.04)	$(0.01)	$0.03

The compensation costs reflected in these pro forma amounts were calculated using the Black-Scholes option pricing model using the following weighted average assumptions:

     2003

Risk free interest rate

3%

Expected dividend yield

-

%

Stock price volatility

124%

Expected life of options

3years

9.

FINANCIAL INSTRUMENTS

(a)

Fair values

The carrying amounts of cash and cash equivalents, accounts receivable, income taxes receivable, unearned revenue, accounts payable and accrued liabilities, demand loan and capital leases approximate their fair values due to the short-term maturity of these instruments.

(b)

Credit risk

Credit risk reflects the risk that the Company may be unable to recover contractual receivables. The Company sells its products to customers in Canada and the United States. One customer represents approximately 39% of the accounts receivable balance. The Company employs established credit approval policies to mitigate this risk.

(c)

Currency risk

Foreign currency risk reflects the risk that the Company's net assets will be negatively impacted due to fluctuations in exchange rates. The Company has not entered into foreign exchange contracts to hedge against gains or losses from foreign exchange fluctuations. At December 31, 2003, cash and cash equivalents include an overdraft balance of $12,354 US (2002 - $608), accounts receivable of $34,294 US (2002 - $51,473) and accounts payable of $22,472 US (2002 - $2,015).

ASSISTGLOBAL TECHNOLOGIES CORP.

(Formerly IGN Internet Global Network Inc.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2003

10.

INCOME TAXES

(a)

Provision for income taxes

	2003	2002	2001

The provision for income taxes is comprised of:
Current expense (recovery)	$-	$290	$(2,160)
Future expense (recovery)	-	(1,034)	1,034

	$-	$(744)	$(1,126)

(b) Future tax assets and liabilities

	2003	2002	2001

Future tax assets (liabilities):
Operating loss carry-forwards	$137,912	$63,720	$-
Property and equipment	(2,396)	(10,515)	(1,034)

	135,516	53,205	(1,034)

Valuation allowance	(135,516)	(53,205)	-

Net future tax asset (liability)	$-	$-	$(1,034)

(c)

Loss carry-forwards

The Company and its subsidiaries have estimated accumulated losses of approximately $387,393. These losses expire as follows:

2007

$

4,850

2009

$

156,060

2010

$

226,483

$      387,393

11.

RELATED PARTY TRANSACTIONS

	2003	2002	2001
Management and consulting fees paid to officers and directors
of the Company and / or companies controlled by them	$121,277	$63,640	$44,850
Sales to a company controlled by a director of the
Company	$25,200	$47,316	$460,296
Amounts included in accounts receivable due from a
company controlled by a director of the Company	$1,141	$28,528	$4,482
Amounts included in accounts payable due to companies
controlled by/or with common directors of the Company	$64,900	$7,120	$-

ASSISTGLOBAL TECHNOLOGIES CORP.

(Formerly IGN Internet Global Network Inc.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2003

12.

COMMITMENTS

The Company leases equipment under an operating lease that expires December 2004. The lease commitment is as follows:

2004

$

1,800

Under the terms of management and consulting services agreements with companies controlled by officers and directors of the Company, the Company will be required to make annual management and consulting payments as follows:

2004	$120,000
2005	120,000
2006	70,000

$310,000

13.

SEGMENTED INFORMATION

The Company operates primarily in the information technology industry. All of the Company's assets and employees are located in Canada.

14.

RISKS AND UNCERTAINTIES

The Company's future operating results may be affected by a number of factors. The Company is dependent upon a number of major suppliers. If a critical supplier had operational problems or ceased making services or software available to the Company, operations could be adversely affected. In particular, hosting services are purchased from one supplier.

15.

SUBSEQUENT EVENTS

(a)

Directors and employees stock options

Pursuant to a Directors' Resolutions dated January 16, 2004, the Company granted stock options to certain directors, senior officers, consultants and key employees of the Company to purchase up to 1,200,000 common shares of the Company at an exercise price of $0.25 US per share. These options expire January 16, 2009. Options for 1,000,000 shares were exercised January 29, 2004 for proceeds of $250,000 US ($332,788 CDN).

(b)

Private placement

Subsequent to December 31, 2003, the Company commenced a non-brokered private placement of up to 1,000,000 units at a price of $0.25 US per unit for total gross proceeds of $250,000 US. Each unit is comprised of one common share without par value in the share capital of the Company and one non-transferable share purchase warrant ("Warrant"). Each Warrant will entitle the holder to purchase one additional common share at a price of $0.35 US per share for twelve months from the closing date as defined in the agreement and $0.45 US per share for a further period of six months to a maximum of eighteen months from the closing date. A commission of 7% may be payable on a portion of the private placement.

ASSISTGLOBAL TECHNOLOGIES CORP.

(Formerly IGN Internet Global Network Inc.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2003

16.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The Company's consolidated financial statements have been prepared in accordance with Canadian GAAP, which differs in certain respects from U.S. GAAP. The Company's net loss reported under Canadian GAAP is consistent with the net loss and comprehensive income that would be reported under U.S. GAAP.

(a)

Recent accounting pronouncements

In January 2003, the FASB issued Financial Interpretation No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities", which addresses the consolidation of variable interest entities (formerly referred to as "Special-Purpose Entities"). The Interpretation is generally in effect for interim or annual periods beginning after December 15, 2003. The adoption of FIN No. 46 had no material impact on the Company's financial condition or results of operations.

In April 2003, the FASB issued SFAS 149,  Amendment of Statement 133 on Derivative Instruments and Hedging Activities ("SFAS 149"), which amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS 133, Accounting for Derivative Instruments and Hedging Activities. SFAS 149 is generally effective for derivative instruments, including derivative instruments embedded in certain contracts, entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. The Company does not expect the adoption of SFAS 149 to have a material impact on its financial position and results of operations.

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity". SFAS No. 150 requires that certain financial instruments issued in the form of shares that are mandatorily redeemable as well as certain other financial instruments be classified as liability in the financial statements. SFAS No. 150 was effective for financial instruments entered into or modified after May 31, 2003. The Company has reviewed the requirements of SFAS No. 150 and has determined that it did not have an impact on its consolidated financial condition or results of operations.

Exhibit 1.2

BRITISH COLUMBIA

NUMBER: 333274

CERTIFICATE OF CHANGE OF NAME

COMPANY ACT

***I Hereby Certify** that*

IGN INTERNET GLOBAL NETWORK INC.

has this day changed its name to

ASSISTGLOBAL TECHNOLOGIES CORP.

***Issued** under my hand at Victoria, British Columbia on September 23, 2003*

JSPowell

JOHN S. POWELL
Registrar of Companies
PROVINCE OF BRITISH COLUMBIA
CANADA

Exhibit 1.3

ARTICLES

OF

ASSISTGLOBAL TECHNOLOGIES CORP.

1.

Interpretation

2.

Shares and Share Certificates

3.

Issue of shares

4.

Share Registers

5.

Share Transfers

6.

Transmission of Shares

7.

Purchase and Redemption of Shares

8.

Borrowing Powers

9.

Alterations

10.

Meetings of Shareholders

11.

Proceedings at Meetings of Shareholders

12.

Votes of Shareholders

13.

Directors

14.

Election and Removal of Directors

15.

Alternate Directors

16.

Powers and Duties of Directors

17.

disclosure of Interest of Directors

18.

Proceedings of Directors

19.

Executive and Other Committees

20.

Officers

21.

Indemnification

22.

Dividends and Reserves

23.

Documents, Records and Reports

24.

Notices

25.

Seal

26.

Mechanical Reproduction of Signatures

27.

Prohibitions

Province of British Columbia

Business Corporations Act

ARTICLES OF ASSISTGLOBAL TECHNOLOGIES CORP.

(the "Company")

1.

INTERPRETATION

1.1

Definitions

In these Articles, unless the context otherwise requires:

(1)

"board of directors", "directors" and "board" mean the directors or sole director of the Company for the time being;

(2)           "Business Corporations Act" means the Business Corporations Act (British Columbia) from time to time in force and all amendments thereto and includes all regulations and amendments thereto made pursuant to that Act;

(3)           "legal personal representative" means the personal or other legal representative of the shareholder;

(4)           "registered address" of a shareholder means the shareholder's address as recorded in the central securities register;

(5)           "seal" means the seal of the Company, if any;

(6)           "solicitor of the Company" means any partner, associate or articled student of the law firm retained by the Company in respect of the matter in connection with which the term is used.

1.2

Business Corporations Act and Interpretation Act Definitions Applicable

The definitions in the Business Corporations Act and the definitions and rules of construction in the Interpretation Act, with the necessary changes, so far as applicable, and unless the context requires otherwise, apply to these Articles as if they were an enactment. If there is a conflict between a definition in the Business Corporations Act and a definition or rule in the Interpretation Act relating to a term used in these Articles, the definition in the Business Corporations Act will prevail in relation to the use of the term in these Articles. If there is a conflict between these Articles and the Business Corporations Act, the Business Corporations Act will prevail.

2.

Shares and Share Certificates

2.1

Authorized Share Structure

The authorized share structure of the Company consists of shares of the class or classes and series, if any, described in the Notice of Articles of the Company.

2.2

Form of Share Certificate

Each share certificate issued by the Company shall be in such form as the directors may determine and approve and must comply with, and be signed as required by, the Business Corporations Act.

2.3

Shareholder Entitled to Certificate or Acknowledgment

Each shareholder is entitled, without charge, to (a) one share certificate representing the shares of each class or series of shares registered in the shareholder's name or (b) a non-transferable written acknowledgment of the shareholder's right to obtain such a share certificate, provided that in respect of a share held jointly by several persons, the Company is not bound to issue more than one share certificate and delivery of a share certificate for a share to one of several joint shareholders or to one of the shareholders' duly authorized agents will be sufficient delivery to all.

2.4

Delivery by Mail

Any share certificate or non-transferable written acknowledgment of a shareholder's right to obtain a share certificate may be sent to the shareholder by mail at the shareholder's registered address and neither the Company nor any director, officer or agent of the Company is liable for any loss to the shareholder because the share certificate or acknowledgement is lost in the mail or stolen.

2.5

Replacement of Worn Out or Defaced Certificate or Acknowledgement

If the directors are satisfied that a share certificate or a non-transferable written acknowledgment of the shareholder's right to obtain a share certificate is worn out or defaced, they must, on production to them of the share certificate or acknowledgment, as the case may be, and on such other terms, if any, as they think fit:

(1)

order the share certificate or acknowledgment, as the case may be, to be cancelled; and

(2)

issue a replacement share certificate or acknowledgment, as the case may be.

2.6

Replacement of Lost, Stolen or Destroyed Certificate or Acknowledgment

If a share certificate or a non-transferable written acknowledgment of a shareholder's right to obtain a share certificate is lost, stolen or destroyed, a replacement share certificate or acknowledgment, as the case may be, must be issued to the person entitled to that share certificate or acknowledgment, as the case may be, if the directors receive:

(1)

proof satisfactory to them that the share certificate or acknowledgment is lost, stolen or destroyed; and

(2)

any indemnity the directors consider adequate.

2.7

Splitting Share Certificates

If a shareholder surrenders a share certificate to the Company with a written request that the Company issue in the shareholder's name two or more share certificates, each representing a specified number of shares and in the aggregate representing the same number of shares as the share certificate so surrendered, the Company must cancel the surrendered share certificate and issue replacement share certificates in accordance with that request.

2.8

Certificate Fee

There must be paid to the Company, in relation to the issue of any share certificate under Articles 2.5, 2.6 or 2.7, the amount, if any and which must not exceed the amount prescribed under the Business Corporations Act, determined by the directors.

2.9

Recognition of Trusts

Except as required by law or statute or these Articles, no person will be recognized by the Company as holding any share upon any trust, and the Company is not bound by or compelled in any way to recognize (even when having notice thereof) any equitable, contingent, future or partial interest in any share or fraction of a share or (except as by law or statute or these Articles provided or as ordered by a court of competent jurisdiction) any other rights in respect of any share except an absolute right to the entirety thereof in the shareholder.

3.

Issue of Shares

3.1

Directors Authorized

Subject to the Business Corporations Act and the rights of the holders of issued shares of the Company, the Company may issue, allot, sell or otherwise dispose of the unissued shares, and issued shares held by the Company, at the times, to the persons, including directors, in the manner, on the terms and conditions and for the issue prices (including any premium at which shares with par value may be issued) that the directors may determine. The issue price for a share with par value must be equal to or greater than the par value of the share.

3.2

Commissions and Discounts

The Company may at any time pay a reasonable commission or allow a reasonable discount to any person in consideration of that person purchasing or agreeing to purchase shares of the Company from the Company or any other person or procuring or agreeing to procure purchasers for shares of the Company.

3.3

Brokerage

The Company may pay such brokerage fee or other consideration as may be lawful for or in connection with the sale or placement of its securities.

3.4

Conditions of Issue

Except as provided for by the Business Corporations Act, no share may be issued until it is fully paid. A share is fully paid when:

(1)

consideration is provided to the Company for the issue of the share by one or more of the following:

(a)

past services performed for the Company;

(b)

property;

(c)

money; and

(2)

the value of the consideration received by the Company equals or exceeds the issue price set for the share under Article 3.1.

3.5

Share Purchase Warrants and Rights

Subject to the Business Corporations Act, the Company may issue share purchase warrants, options and rights upon such terms and conditions as the directors determine, which share purchase warrants, options and rights may be issued alone or in conjunction with debentures, debenture stock, bonds, shares or any other securities issued or created by the Company from time to time.

4.

Share Registers

4.1

Central Securities Register

As required by and subject to the Business Corporations Act, the Company must maintain in British Columbia a central securities register. The directors may, subject to the Business Corporations Act, appoint an agent to maintain the central securities register. The directors may also appoint one or more agents, including the agent which keeps the central securities register, as transfer agent for its shares or any class or series of its shares, as the case may be, and the same or another agent as registrar for its shares or such class or series of its shares, as the case may be. The directors may terminate such appointment of any agent at any time and may appoint another agent in its place.

4.2

Closing Register

The Company must not at any time close its central securities register.

5.

Share Transfers

5.1

Registering Transfers

A transfer of a share of the Company must not be registered unless:

(1)

an instrument of transfer, duly executed by the transferor or a duly authorized attorney of the transferor, in respect of the share has been received by the Company or its transfer agent;

(2)

if a share certificate has been issued by the Company in respect of the share to be transferred, that share certificate has been surrendered to the Company or its transfer agent;

(3)             if a non-transferable written acknowledgment of the shareholder's right to obtain a share certificate has been issued by the Company in respect of the share to be transferred, that acknowledgment has been surrendered to the Company or its transfer agent; and

(4)             such other evidence, if any, as the directors or the transfer agent may require to prove the title of the transferor or his duly authorized attorney or the right to transfer the shares, and the right of the transferee to have the transfer registered.

5.2

Form of Instrument of Transfer

The instrument of transfer in respect of any share of the Company must be either in the form, if any, on the back of the Company's share certificates or in any other form that may be approved by the directors from time to time.

5.3

Transferor Remains Shareholder

Except to the extent that the Business Corporations Act otherwise provides, the transferor of shares is deemed to remain the holder of the shares until the name of the transferee is entered in a securities register of the Company in respect of the transfer.

5.4

Signing of Instrument of Transfer

If a shareholder, or his or her duly authorized attorney, signs an instrument of transfer in respect of shares registered in the name of the shareholder, the signed instrument of transfer constitutes a complete and sufficient authority to the Company and its directors, officers and agents to register the number of shares specified in the instrument of transfer or specified in any other manner, or, if no number is specified, all the shares represented by the share certificates or set out in the written acknowledgments deposited with the instrument of transfer:

(1)

in the name of the person named as transferee in that instrument of transfer; or

(2)           if no person is named as transferee in that instrument of transfer, in the name of the person on whose behalf the   instrument is deposited for the purpose of having the transfer registered.

5.5

Enquiry as to Title Not Required

Neither the Company nor any director, officer or agent of the Company is bound to inquire into the title of the person named in the instrument of transfer as transferee or, if no person is named as transferee in the instrument of transfer, of the person on whose behalf the instrument is deposited for the purpose of having the transfer registered or is liable for any claim related to registering the transfer by the shareholder or by any intermediate owner or holder of the shares, of any interest in the shares, of any share certificate representing such shares or of any written acknowledgment of a right to obtain a share certificate for such shares.

5.6

Transfer Agent

The Company may appoint one or more trust companies or agents as its transfer agent for the purpose of issuing, countersigning, registering, transferring and certifying the shares and share certificates of the Company.

5.7

Transfer Fee

There must be paid to the Company, in relation to the registration of any transfer, the amount, if any, determined by the directors.

6.

Transmission of Shares

6.1

Legal Personal Representative Recognized on Death

In case of the death of a shareholder, the legal personal representative, or if the shareholder was a joint holder, the surviving joint holder, will be the only person recognized by the Company as having any title to the shareholder's interest in the shares. Before recognizing a person as a legal personal representative, the directors may require proof of appointment by a court of competent jurisdiction, a grant of letters probate, letters of administration or such other evidence or documents as the directors consider appropriate.

6.2

Rights of Legal Personal Representative

Subject to Article 6.1, on death or bankruptcy, the legal personal representative has the same rights, privileges and obligations that attach to the shares held by the shareholder, including the right to transfer the shares in accordance with these Articles, provided the documents required by the Business Corporations Act and the directors have been deposited with the Company.

1.1

Registration of Legal Personal Representative

Any person becoming entitled to a share in consequence of the death or bankruptcy of a shareholder shall, upon such documents and evidence being produced to the Company as the Business Corporations Act requires, or who becomes entitled to share as a result of an order of a court of competent jurisdiction or a statute has the right either to be registered as a shareholder in his representative capacity in respect of such share, or, if he is a personal representative, instead of being registered himself, to make such transfer of the share as the deceased or bankrupt person could have made; but the directors shall, as regards a transfer by a personal representative or trustee in bankruptcy, have the same right, if any, to decline or suspend registration of a transferee as they would have in the case of a transfer of a share by the deceased or bankrupt person before the death or bankruptcy.

7.

Purchase and Redemption of Shares

7.1

Company Authorized to Purchase or Redeem Shares

Subject to Article 7.2, the special rights and restrictions attached to the shares of any class or series and the Business Corporations Act, the Company may, if authorized by the directors, purchase, redeem or otherwise acquire any of its shares at the price and upon the terms specified in such resolution.

7.2

Purchase When Insolvent

The Company must not make a payment or provide any other consideration to purchase, redeem or otherwise acquire any of its shares if there are reasonable grounds for believing that:

(1)

the Company is insolvent; or

(2)

making the payment or providing the consideration would render the Company insolvent.

7.3

Sale and Voting of Purchased Shares

If the Company retains a share purchased, redeemed or otherwise acquired by it, the Company may sell, gift or otherwise dispose of the share, but, while such share is held by the Company, it:

(1)

is not entitled to vote the share at a meeting of its shareholders;

(2)

must not pay a dividend in respect of the share; and

(3)

must not make any other distribution in respect of the share.

8.

Borrowing Powers

The Company, if authorized by the directors, may:

(1)             borrow money in the manner and amount, on the security, from the sources and on the terms and conditions that they consider appropriate;

(2)             issue bonds, debentures and other debt obligations either outright or as security for any liability or obligation of the Company or any other person and at such discounts or premiums and on such other terms as they consider appropriate;

(3)             guarantee the repayment of money by any other person or the performance of any obligation of any other person; and

(4)             mortgage, charge, whether by way of specific or floating charge, grant a security interest in, or give other security on, the whole or any part of the present and future assets and undertaking of the Company.

Any bonds, debentures or other debt obligations of the Company may be issued at a discount, premium or otherwise, and with any special privileges as to redemption, surrender, drawings, allotment of or conversion into or exchange for shares or other securities, attending and voting at general meetings of the Company, appointment of directors or otherwise and may by their terms be assignable free from any equities between the Company and the person to whom they were issued or any subsequent holder thereof, all as the directors may determine.

9.

Alterations

9.1

Alteration of Authorized Share Structure

Subject to Article 9.2 and the Business Corporations Act, the Company may:

(1)             by ordinary resolution create one or more classes of shares or, if none of the shares of a class are allotted or issued, eliminate that class of shares;

(2)            by ordinary create one or more series of shares within a class or, if none of the shares of a series of shares are allotted or issued, eliminate that series of shares;

(3)            by ordinary resolution increase, reduce or eliminate the maximum number of shares that the Company is authorized to issue out of any class or series of shares or establish a maximum number of shares that the Company is authorized to issue out of any class or series of shares for which no maximum is established;

(4)            by ordinary resolution subdivide or consolidate all or any of its unissued, or fully paid issued, shares;

(5)            if the Company is authorized to issue shares of a class of shares with par value, by ordinary resolution:

(a)            decrease the par value of those shares; or

(b)           if none of the shares of that class of shares are allotted or issued, increase the par value of those shares;

(6)           by ordinary resolution change all or any of its unissued, or fully paid issued, shares with par value into shares without par value or any of its unissued shares without par value into shares with par value;

(7)           by ordinary resolution alter the identifying name of any of its shares; or

(8)           by ordinary resolution or special resolution otherwise alter its shares or authorized share structure when required or permitted to do so by the Business Corporations Act.

9.2

Special Rights and Restrictions

Subject to the Business Corporations Act, the Company may:

(1)           by ordinary resolution create special rights and restrictions for, and attach those special rights and restrictions to, the shares of any class or series, whether or not any or all of those shares have been issued; and

(2)           by ordinary resolution vary or delete any special rights or restrictions attached to the shares of any class or series, whether or not any or all of those shares have been issued.

9.3

Change of Name

The Company may by ordinary resolution or directors' resolution authorize an alteration of its Notice of Articles in order to change its name.

9.4

Other Alterations

If the Business Corporations Act does not specify the type of resolution and these Articles do not specify another type of resolution, the Company may by special resolution alter these Articles.

10.

Meetings of Shareholders

10.1

Annual General Meetings

Unless an annual general meeting is deferred or waived in accordance with the Business Corporations Act, the Company must hold its first annual general meeting within 18 months after the date on which it was incorporated or otherwise recognized, and thereafter must hold an annual general meeting at least once in each calendar year and not more than 15 months after the last annual reference date at such time and place as may be determined by the directors.

10.2

Consent Resolution Instead of Meeting of Shareholders

If all the shareholders who are entitled to vote at  an annual general meeting consent by a unanimous resolution under the Business Corporations Act to all of the business that is required to be transacted at that annual general meeting, the annual general meeting is deemed to have been held on the date of the unanimous resolution.  The shareholders must, in any unanimous resolution passed under this Article 10.2, select as the Company's annual reference date a date that would be  appropriate for the holding of the applicable annual general meeting.

10.3

Calling of Meetings of Shareholders

The directors may, whenever they think fit, call a meeting of shareholders.

10.4

Notice for Meetings of Shareholders

The Company must send notice of the date, time and location of any meeting of shareholders, in the manner provided in these Articles, or in such other manner, if any, as may be prescribed by directors' resolution (whether previous notice of the resolution has been given or not), to each shareholder entitled to attend the meeting, to each director and to the auditor of the Company, unless these Articles otherwise provide, at least the following number of days before the meeting:

(1)

if and for so long as the Company is a public company, 21 days;

(2)

otherwise, 10 days.

10.5

Record Date for Notice

The directors may set a date as the record date for the purpose of determining shareholders entitled to notice of any meeting of shareholders. The record date must not precede the date on which the meeting is to be held by more than two months or, in the case of a general meeting requisitioned by shareholders under the Business Corporations Act, by more than four months. The record date must not precede the date on which the meeting is held by fewer than:

(1)

if and for so long as the Company is a public company, 21 days;

(2)

otherwise, 10 days.

If no record date is set, the record date is 5 p.m. on the day immediately preceding the first date on which the notice is sent or, if no notice is sent, the beginning of the meeting.

10.6

Record Date for Voting

The directors may set a date as the record date for the purpose of determining shareholders entitled to vote at any meeting of shareholders. The record date must not precede the date on which the meeting is to be held by more than two months or, in the case of a general meeting requisitioned by shareholders under the Business Corporations Act, by more than four months. If no record date is set, the record date is 5 p.m. on the day immediately preceding the first date on which the notice is sent or, if no notice is sent, the beginning of the meeting.

10.7

Failure to Give Notice and Waiver of Notice

The accidental omission to send notice of any meeting to, or the non-receipt of any notice by, any of the persons entitled to notice does not invalidate any proceedings at that meeting. Any person entitled to notice of a meeting of shareholders may, in writing or otherwise, waive or reduce the period of notice of such meeting.

10.8

Notice of Special Business at Meetings of Shareholders

If a meeting of shareholders is to consider special business within the meaning of Article 11.1, the notice of meeting must:

(1)           state the general nature of the special business; and

(2)           if the special business includes considering, approving, ratifying, adopting or authorizing any document or the signing of or giving of effect to any document, have attached to it a copy of the document or state that a copy of the document will be available for inspection by shareholders:

(a)          at the Company's records office, or at such other reasonably accessible location in British Columbia as is specified in the notice; and

(b)          during statutory business hours on any one or more specified days before the day set for the holding of the meeting.

11.

Proceedings at Meetings of Shareholders

11.1

Special Business

At a meeting of shareholders, the following business is special business:

(1)

at a meeting of shareholders that is not an annual general meeting, all business is special business except business relating to the conduct of or voting at the meeting;

(2)

at an annual general meeting, all business is special business except for the following:

(a)

business relating to the conduct of or voting at the meeting;

(b)

consideration of any financial statements of the Company presented to the meeting;

(c)

consideration of any reports of the directors or auditor;

(d)

the setting or changing of the number of directors;

(e)

the election or appointment of directors;

(f)

the appointment of an auditor;

(g)

the setting of the remuneration of an auditor;

(h)

business arising out of a report of the directors not requiring the passing of a special resolution or an exceptional resolution;

(i)

any other business which, under these Articles or the Business Corporations Act, may be transacted at a meeting of shareholders without prior notice of the business being given to the shareholders.

11.2

Majority Required for a Special Resolution

The majority of votes required for the Company to pass a special resolution at a meeting of shareholders is two-thirds of the votes cast on the resolution.

11.3

Quorum

Subject to the special rights and restrictions attached to the shares of any class or series of shares, the quorum for the transaction of business at a meeting of shareholders is one person who is a shareholder, or who is otherwise permitted to vote shares of the Company at a meeting of shareholders pursuant to these articles, present in person or by proxy.

11.4

Other Persons May Attend

The directors, the president (if any), the secretary (if any), the assistant secretary (if any), any solicitor for the Company, the auditor of the Company and any other persons invited by the directors are entitled to attend any meeting of shareholders, but if any of those persons does attend a meeting of shareholders, that person is not to be counted in the quorum and is not entitled to vote at the meeting unless that person is a shareholder or proxy holder entitled to vote at the meeting.

11.5

Requirement of Quorum

No business, other than the election of a chair of the meeting and the adjournment of the meeting, may be transacted at any meeting of shareholders unless a quorum of shareholders entitled to vote is present at the commencement of the meeting, but such quorum need not be present throughout the meeting.

11.6

Lack of Quorum

If, within one-half hour from the time set for the holding of a meeting of shareholders, a quorum is not present:

(1)

in the case of a general meeting requisitioned by shareholders, the meeting is dissolved, and

(2)

in the case of any other meeting of shareholders, the meeting stands adjourned to the same day in the next week at the same time and place.

11.7

Lack of Quorum at Succeeding Meeting

If, at the meeting to which the meeting referred to in Article 11.6(2) was adjourned, a quorum is not present within one-half hour from the time set for the holding of the meeting, the person or persons present and being, or representing by proxy, one or more shareholders entitled to attend and vote at the meeting constitute a quorum.

11.8

Chair

The following individuals are entitled to preside as chair at a meeting of shareholders:

(1)

the chair of the board, if any; or

(2)           if no chair of the board exists or is present and willing to act as chair of the meeting, the president of the Company; or

(3)           if the chair of the board, and the president of the Company are absent or unwilling to act as chair of the meeting, the solicitor of the Company.

11.9

Selection of Alternate Chair

If, at any meeting of shareholders, there is no chair of the board or president present within 15 minutes after the time set for holding the meeting, or if the chair of the board and the president are unwilling to act as chair of the meeting, or if the chair of the board and the president have advised the secretary, if any, or any director present at the meeting, that they will not be present at the meeting, and the solicitor of the Company is absent or unwilling to act as chair of the meeting, the directors present must choose one of their number to be chair of the meeting or if all of the directors present decline to take the chair or fail to so choose or if no director is present, the shareholders entitled to vote at the meeting who are present in person or by proxy may choose any person present at the meeting to chair the meeting.

11.10

Adjournments

The chair of a meeting of shareholders may, and if so directed by the meeting must, adjourn the meeting from time to time and from place to place, but no business may be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place.

11.11

Notice of Adjourned Meeting

It is not necessary to give any notice of an adjourned meeting or of the business to be transacted at an adjourned meeting of shareholders except that, when a meeting is adjourned for 30 days or more, notice of the adjourned meeting must be given as in the case of the original meeting.

11.12

Decisions by Show of Hands, Verbal Statements, or Poll

Subject to the Business Corporations Act, every motion put to a vote at a meeting of shareholders will be decided on a show of hands unless a poll, before or on the declaration of the result of the vote by show of hands, is directed by the chair or demanded by at least one shareholder entitled to vote who is present in person or by proxy.  In determining the result of a vote by show of hands, shareholders present by telephone or other communications medium in which all shareholders and proxy holders entitled to attend and participate in voting at the meeting are able to communicate with each other, may indicate their vote verbally or, otherwise in such manner as clearly evidences their vote and is accepted by the chair of the meeting.

11.13

Declaration of Result

The chair of a meeting of shareholders must declare to the meeting the decision on every question in accordance with the result of the show of hands or the poll, as the case may be, and that decision must be entered in the minutes of the meeting. A declaration of the chair that a resolution is carried by the necessary majority or is defeated is, unless a poll is directed by the chair or demanded under Article 11.12, conclusive evidence without proof of the number or proportion of the votes recorded in favour of or against the resolution.

11.14

Motion Need Not be Seconded

No motion proposed at a meeting of shareholders need be seconded unless the chair of the meeting rules otherwise, and the chair of any meeting of shareholders is entitled to propose or second a motion.

11.15

Casting Vote

In case of an equality of votes either on a show of hands or on a poll, the chair of a meeting of shareholders will have a second or casting vote in addition to the vote or votes to which the chair may be entitled as a shareholder.

11.16

Manner of Taking Poll

Subject to Article 11.17, if a poll is duly demanded at a meeting of shareholders:

(1)

the poll must be taken:

(a)

at the meeting, or within seven days after the date of the meeting, as the chair of the meeting directs; and

(b)

in the manner, at the time and at the place that the chair of the meeting directs;

(2)

the result of the poll is deemed to be the decision of the meeting at which the poll is demanded; and

(3)

the demand for the poll may be withdrawn by the person who demanded it.

11.17

Demand for Poll on Adjournment

A poll demanded at a meeting of shareholders on a question of adjournment must be taken immediately at the meeting.

11.18

Chair Must Resolve Dispute

In the case of any dispute as to the admission or rejection of a vote given on a poll, the chair of the meeting must determine the dispute, and his or her determination made in good faith is final and conclusive.

11.19

Casting of Votes

On a poll, a shareholder entitled to more than one vote need not cast all the votes in the same way.

11.20

Demand for Poll

No poll may be demanded in respect of the vote by which a chair of a meeting of shareholders is elected.

11.21

Demand for Poll Not to Prevent Continuance of Meeting

The demand for a poll at a meeting of shareholders does not, unless the chair of the meeting so rules, prevent the continuation of a meeting for the transaction of any business other than the question on which a poll has been demanded.

11.22

Retention of Ballots and Proxies

The Company must, for at least three months after a meeting of shareholders, keep each ballot cast on a poll and each proxy voted at the meeting, and, during that period, make them available for inspection during normal business hours by any shareholder or proxyholder entitled to vote at the meeting. At the end of such three month period, the Company may destroy such ballots and proxies.

12.

Votes of Shareholders

12.1

Number of Votes by Shareholder or by Shares

Subject to any special rights or restrictions attached to any shares and to the restrictions imposed on joint shareholders under Article 12.3:

(1)

on a vote by show of hands, every person present who is a shareholder or proxy holder and entitled to vote on the matter has one vote; and

(2)

on a poll, every shareholder entitled to vote on the matter has one vote in respect of each share entitled to be voted on the matter and held by that shareholder and may exercise that vote either in person or by proxy.

12.2

Votes of Persons in Representative Capacity

A person who is not a shareholder may vote at a meeting of shareholders, whether on a show of hands or on a poll, and may appoint a proxy holder to act at the meeting, if, before doing so, the person satisfies the chair of the meeting, or the directors, that the person is a legal personal representative or a trustee in bankruptcy for a shareholder who is entitled to vote at the meeting.

12.3

Votes by Joint Holders

If there are joint shareholders registered in respect of any share:

(1)           any one of the joint shareholders may vote at any meeting, either personally or by proxy, in respect of the share as if that joint shareholder were solely entitled to it; or

(2)           if more than one of the joint shareholders is present at any meeting, personally or by proxy, and more than one of them votes in respect of that share, then only the vote of the joint shareholder present whose name stands first on the central securities register in respect of the share will be counted.

12.4

Legal Personal Representatives as Joint Shareholders

Two or more legal personal representatives of a shareholder in whose sole name any share is registered are, for the purposes of Article 12.3, deemed to be joint shareholders.

12.5

Representative of a Corporate Shareholder

If a corporation, that is not a subsidiary of the Company, is a shareholder, that corporation may appoint a person to act as its representative at any meeting of shareholders of the Company, and:

(1)

for that purpose, the instrument appointing a representative must:

(a)

be received at the registered office of the Company or at any other place specified, in the notice calling the meeting, for the receipt of proxies, at least the number of business days specified in the notice for the receipt of proxies, or if no number of days is specified, two business days before the day set for the holding of the meeting; or

(b)          be provided, at the meeting, to the chair of the meeting or to a person designated by the chair of the meeting;

(2)

if a representative is appointed under this Article 12.5:

(a)          the representative is entitled to exercise in respect of and at that meeting the same rights on behalf of the corporation that the representative represents as that corporation could exercise if it were a shareholder who is an individual, including, without limitation, the right to appoint a proxy holder; and

(b)          the representative, if present at the meeting, is to be counted for the purpose of forming a quorum and is deemed to be a shareholder present in person at the meeting.

Evidence of the appointment of any such representative may be sent to the Company by written instrument, fax or any other method of transmitting legibly recorded messages.

12.6

Proxy Provisions Do Not Apply to All Companies

Articles 12.7 to 12.15 do not apply to the Company if and for so long as it is a public company or a pre-existing reporting company which has the Statutory Reporting Company Provisions as part of its Articles or to which the Statutory Reporting Company Provisions apply.

12.7

Appointment of Proxy Holders

Every shareholder of the Company, including a corporation that is a shareholder but not a subsidiary of the Company, entitled to vote at a meeting of shareholders of the Company may, by proxy, appoint one or more (but not more than five) proxy holders to attend and act at the meeting in the manner, to the extent and with the powers conferred by the proxy.

12.8

Alternate Proxy Holders

A shareholder may appoint one or more alternate proxy holders to act in the place of an absent proxy holder.

12.9

When Proxy Holder Need Not Be Shareholder

A person who is appointed as a proxy holder need not be a shareholder of the Company.

12.10

Deposit of Proxy

A proxy for a meeting of shareholders must:

(1)

be received at the registered office of the Company or at any other place specified, in the notice calling the meeting, for the receipt of proxies, at least the number of business days specified in the notice, or if no number of days is specified, two business days before the day set for the holding of the meeting; or

(2)            unless the notice provides otherwise, be provided, at the meeting, to the chair of the meeting or to a person designated by the chair of the meeting.

A proxy may be sent to the Company by written instrument, fax or any other method of transmitting legibly recorded messages.

12.11

Validity of Proxy Vote

A vote given in accordance with the terms of a proxy is valid notwithstanding the death or incapacity of the shareholder giving the proxy and despite the revocation of the proxy or the revocation of the authority under which the proxy is given, unless notice in writing of that death, incapacity or revocation is received:

(1)

at the registered office of the Company, at any time up to and including the last business day before the day set for the holding of the meeting at which the proxy is to be used; or

(2)           by the chair of the meeting, before the vote is taken.

12.12

Form of Proxy

A proxy, whether for a specified meeting or otherwise, must be either in the following form or in any other form approved by the directors or the chair of the meeting:

[name of company]
(the "Company")

The undersigned, being a shareholder of the Company, hereby appoints [name] or, failing that person, [name], as proxy holder for the undersigned to attend, act and vote for and on behalf of the undersigned at the meeting of shareholders of the Company to be held on [month, day, year] and at any adjournment of that meeting.

Number of shares in respect of which this proxy is given (if no number is specified, then this proxy if given in respect of all shares registered in the name of the shareholder):

Signed [month, day, year]

[Signature of shareholder]

[Name of shareholder-printed]

12.13

Revocation of Proxy

Subject to Article 12.14, every proxy may be revoked by an instrument in writing that is:

(1)

received at the registered office of the Company at any time up to and including the last business day before the day set for the holding of the meeting at which the proxy is to be used; or

(2)

provided, at the meeting, to the chair of the meeting.

12.14

Revocation of Proxy Must Be Signed

An instrument referred to in Article 12.13 must be signed as follows:

(1)           if the shareholder for whom the proxy holder is appointed is an individual, the instrument must be signed by the shareholder or his or her legal personal representative or trustee in bankruptcy;

(2)          if the shareholder for whom the proxy holder is appointed is a corporation, the instrument must be signed by the corporation or by a representative appointed for the corporation under Article 12.5.

12.15

Production of Evidence of Authority to Vote

The chair of any meeting of shareholders may, but need not, inquire into the authority of any person to vote at the meeting and may, but need not, demand from that person production of evidence as to the existence of the authority to vote.

13.

Directors

13.1

First Directors; Number of Directors

If the Company is not a pre-existing company under the Business Corporations Act, the first directors are the persons designated as directors of the Company in the Notice of Articles that applies to the Company when it is recognized under the Business Corporations Act. The number of directors, excluding additional directors appointed under Article 14.8, is set at:

(1)

subject to paragraphs (2) and (3), the number of directors that is equal to the number of the Company's first directors if applicable;

(2)           if the Company is a public company, the greater of three and the most recently set of:

(a)           the number of directors set by ordinary resolution (whether or not previous notice of the resolution was given); and

(b)          the number of directors set under Article 14.4;

(3)           if the Company is not a public company, the most recently set of:

(a)          the number of directors set by ordinary resolution (whether or not previous notice of the resolution was given); and

(b)          the number of directors set under Article 14.4.

13.2

Change in Number of Directors

If the number of directors is set under Articles 13.1(2)(a) or 13.1(3)(a):

(1)            the shareholders may contemporaneously elect or appoint the directors up to that number;

(2)            and if the shareholders do not contemporaneously elect or appoint the number of directors set resulting in vacancies, then the directors may appoint, or failing which the shareholders may elect or appoint, directors to fill those vacancies.

13.3

Directors' Acts Valid Despite Vacancy

An act or proceeding of the directors is not invalid merely because fewer than the number of directors set or otherwise required under these Articles is in office.

13.4

Qualifications of Directors

A director is not required to hold a share in the capital of the Company as qualification for his or her office but must be qualified as required by the Business Corporations Act to become, act or continue to act as a director.

13.5

Remuneration of Directors

The directors are entitled to the remuneration for acting as directors, if any, as the directors may from time to time determine. If the directors so decide, the remuneration of the directors, if any, will be determined by the shareholders. That remuneration may be in addition to any salary or other remuneration paid to any officer or employee of the Company as such, who is also a director.

13.6

Reimbursement of Expenses of Directors

The Company must reimburse each director for the reasonable expenses that he or she may incur in and about the business of the Company.

13.7

Special Remuneration for Directors

If any director performs any professional or other services for the Company that in the opinion of the directors are outside the ordinary duties of a director, or if any director is otherwise specially occupied in or about the Company's business, he or she may be paid remuneration fixed by the directors, or, at the option of that director, fixed by ordinary resolution, and such remuneration may be either in addition to, or in substitution for, any other remuneration that he or she may be entitled to receive.

13.8

Gratuity, Pension or Allowance on Retirement of Director

Unless otherwise determined by ordinary resolution, the directors on behalf of the Company may pay a gratuity or pension or allowance on retirement to any director who has held any salaried office or place of profit with the Company or to his or her spouse or dependants and may make contributions to any fund and pay premiums for the purchase or provision of any such gratuity, pension or allowance.

14.

Election and Removal of Directors

14.1

Election at Annual General Meeting

At every annual general meeting and in every unanimous resolution contemplated by Article 10.2:

(1)            the shareholders entitled to vote at the annual general meeting for the election of directors must elect, or in the unanimous resolution appoint, a board of directors consisting of the number of directors set under these Articles from time to time; and

(2)           all the directors cease to hold office immediately before the election or appointment of directors under paragraph (1), but are eligible for re-election or re-appointment.

14.2

Consent to be a Director

No election, appointment or designation of an individual as a director is valid unless:

(1)            that individual consents to be a director in the manner provided for in the Business Corporations Act;

(2)            that individual is elected or appointed at a meeting at which the individual is present and the individual does not refuse, at the meeting, to be a director; or

(3)           with respect to first directors, the designation is otherwise valid under the Business Corporations Act.

14.3

Failure to Elect or Appoint Directors

If:

(1)           the Company fails to hold an annual general meeting, and all the shareholders who are entitled to vote at an annual general meeting fail to pass the unanimous resolution contemplated by Article 10.2, on or before the date by which the annual general meeting is required to be held under the Business Corporations Act; or

(2)           the shareholders fail, at the annual general meeting or in the unanimous resolution contemplated by Article 10.2, to elect or appoint any directors;

then each director then in office continues to hold office until the earlier of:

(3)

the date on which his or her successor is elected or appointed; and

(4)

the date on which he or she otherwise ceases to hold office under the Business Corporations Act or these

Articles.

14.4

Places of Retiring Directors Not Filled

If, at any meeting of shareholders at which there should be an election of directors, the places of any of the retiring directors are not filled by that election, those retiring directors who are not re-elected and who are asked by the newly elected directors to continue in office will, if willing to do so, continue in office to complete the number of directors for the time being set pursuant to these Articles until further new directors are elected at a meeting of shareholders convened for that purpose. If any such election or continuance of directors does not result in the election or continuance of the number of directors for the time being set pursuant to these Articles, the number of directors of the Company is deemed to be set at the number of directors actually elected or continued in office.

14.5

Directors May Fill Casual Vacancies

Any casual vacancy occurring in the board of directors may be filled by the directors.

14.6

Remaining Directors Power to Act

The directors may act notwithstanding any vacancy in the board of directors, but if the Company has fewer directors in office than the number set pursuant to these Articles as the quorum of directors, the directors may only act for the purpose of appointing directors up to that number or of summoning a meeting of shareholders for the purpose of filling any vacancies on the board of directors or, subject to the Business Corporations Act, for any other purpose.

14.7

Shareholders May Fill Vacancies

If the Company has no directors or fewer directors in office than the number set pursuant to these Articles as the quorum of directors, then failing the filling of any vacancies as set forth in Article 14.6, the shareholders may elect or appoint directors to fill any vacancies on the board of directors.

14.8

Additional Directors

Notwithstanding Articles 13.1 and 13.2, between annual general meetings or resolutions contemplated by Article 10.2, the directors may appoint one or more additional directors, but the number of additional directors appointed under this Article 14.8 must not at any time exceed:

(1)           one-third of the number of first directors, if, at the time of the appointments, one or more of the first  directors have not yet completed their first term of office; or

(2)            in any other case, one-third of the number of the current directors who were elected or appointed as directors other than under this Article 14.8.

Any director so appointed ceases to hold office immediately before the next election or appointment of directors under Article 14.1(1), but is eligible for re-election or re-appointment.

14.9

Ceasing to be a Director

A director ceases to be a director when:

(1)

the term of office of the director expires;

(2)           the director dies;

(3)           the director resigns as a director by notice in writing provided to the Company or a solicitor for the Company; or

(4)           the director is removed from office pursuant to Articles 14.10 or 14.11.

14.10

Removal of Director by Shareholders

The Company may remove any director before the expiration of his or her term of office by special resolution. In that event, the shareholders may elect, or appoint by ordinary resolution, a director to fill the resulting vacancy. If the shareholders do not elect or appoint a director to fill the resulting vacancy contemporaneously with the removal, then the directors may appoint or the shareholders may elect, or appoint by ordinary resolution, a director to fill that vacancy.

14.11

Removal of Director by Directors

The directors may remove any director before the expiration of his or her term of office if the director is convicted of an indictable offence, or if the director ceases to be qualified to act as a director of a company and does not promptly resign, and the directors may appoint a director to fill the resulting vacancy.

15.

Alternate Directors

15.1

Appointment of Alternate Director

Any director (an "appointor") may by notice in writing received by the Company appoint any person (an "appointee") who is qualified to act as a director to be his or her alternate to act in his or her place at meetings of the directors or committees of the directors at which the appointor is not present unless (in the case of an appointee who is not a director) the directors have reasonably disapproved the appointment of such person as an alternate director and have given notice to that effect to his or her appointor within a reasonable time after the notice of appointment is received by the Company.

15.2

Notice of Meetings

Every alternate director so appointed is entitled to notice of meetings of the directors and of committees of the directors of which his or her appointor is a member and to attend and vote as a director at any such meetings at which his or her appointor is not present.

15.3

Alternate for More Than One Director Attending Meetings

A person may be appointed as an alternate director by more than one director, and an alternate director:

(1)

will be counted in determining the quorum for a meeting of directors once for each of his or her appointors and, in the case of an appointee who is also a director, once more in that capacity;

(2)           has a separate vote at a meeting of directors for each of his or her appointors and, in the case of an appointee who is also a director, an additional vote in that capacity;

(3)          will be counted in determining the quorum for a meeting of a committee of directors once for each of his or her appointors who is a member of that committee and, in the case of an appointee who is also a member of that committee as a director, once more in that capacity;

(4)           has a separate vote at a meeting of a committee of directors for each of his or her appointors who is a member of that committee and, in the case of an appointee who is also a member of that committee as a director, an additional vote in that capacity.

15.4

Consent Resolutions

Every alternate director, if authorized by the notice appointing him or her, may sign in place of his or her appointor any resolutions to be consented to in writing.

15.5

Alternate Director Not an Agent

Every alternate director is deemed not to be the agent of his or her appointor.

15.6

Revocation of Appointment of Alternate Director

An appointor may at any time, by notice in writing received by the Company, revoke the appointment of an alternate director appointed by him or her.

15.7

Ceasing to be an Alternate Director

The appointment of an alternate director ceases when:

(1)          his or her appointor ceases to be a director and is not promptly re-elected or re-appointed;

(2)          the alternate director dies;

(3)          the alternate director resigns as an alternate director by notice in writing provided to the Company or a solicitor for the Company;

(4)          the alternate director ceases to be qualified to act as a director; or

(5)          his or her appointor revokes the appointment of the alternate director.

15.8       Remuneration and Expenses of Alternate Director

The Company may reimburse an alternate director for the reasonable expenses that would be properly reimbursed if he or she were a director, and the alternate director is entitled to receive from the Company such proportion, if any, of the remuneration otherwise payable to the appointor as the appointor may from time to time direct.

16.

Powers and Duties of Directors

16.1

Powers of Management

The directors must, subject to the Business Corporations Act and these Articles, manage or supervise the management of the business and affairs of the Company and have the authority to exercise all such powers of the Company as are not, by the Business Corporations Act or by these Articles, required to be exercised by the shareholders of the Company.

16.2

Appointment of Attorney of Company

The directors may from time to time, by power of attorney or other instrument, under seal if so required by law, appoint any person to be the attorney of the Company for such purposes, and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the directors under these Articles and excepting the power to fill vacancies in the board of directors, to remove a director, to change the membership of, or fill vacancies in, any committee of the directors, to appoint or remove officers appointed by the directors and to declare dividends) and for such period, and with such remuneration and subject to such conditions as the directors may think fit. Any such power of attorney may contain such provisions for the protection or convenience of persons dealing with such attorney as the directors think fit. Any such attorney may be authorized by the directors to sub-delegate all or any of the powers, authorities and discretions for the time being vested in him or her.

17.

Disclosure of Interest of Directors

17.1

Obligation to Account for Profits

A director or senior officer who holds a disclosable interest (as that term is used in the Business Corporations Act) in a contract or transaction into which the Company has entered or proposes to enter is liable to account to the Company for any profit that accrues to the director or senior officer under or as a result of the contract or transaction only if and to the extent provided in the Business Corporations Act.

17.2

Restrictions on Voting by Reason of Interest

A director who holds a disclosable interest in a contract or transaction into which the Company has entered or proposes to enter is not entitled to vote on any directors' resolution to approve that contract or transaction, unless all the directors have a disclosable interest in that contract or transaction, in which case any or all of those directors may vote on such resolution.

17.3

Interested Director Counted in Quorum

A director who holds a disclosable interest in a contract or transaction into which the Company has entered or proposes to enter and who is present at the meeting of directors at which the contract or transaction is considered for approval may be counted in the quorum at the meeting whether or not the director votes on any or all of the resolutions considered at the meeting.

17.4

Disclosure of Conflict of Interest or Property

A director or senior officer who holds any office or possesses any property, right or interest that could result, directly or indirectly, in the creation of a duty or interest that materially conflicts with that individual's duty or interest as a director or senior officer, must disclose the nature and extent of the conflict as required by the Business Corporations Act.

17.5

Director Holding Other Office in the Company

A director may hold any office or place of profit with the Company, other than the office of auditor of the Company, in addition to his or her office of director for the period and on the terms (as to remuneration or otherwise) that the directors may determine.

17.6

No Disqualification

No director or intended director is disqualified by his or her office from contracting with the Company either with regard to the holding of any office or place of profit the director holds with the Company or as vendor, purchaser or otherwise, and no contract or transaction entered into by or on behalf of the Company in which a director is in any way interested is liable to be voided for that reason.

17.7

Professional Services by Director or Officer

Subject to the Business Corporations Act, a director or officer, or any person in which a director or officer has an interest, may act in a professional capacity for the Company, except as auditor of the Company, and the director or officer or such person is entitled to remuneration for professional services as if that director or officer were not a director or officer.

17.8

Director or Officer in Other Corporations

A director or officer may be or become a director, officer or employee of, or otherwise interested in, any person in which the Company may be interested as a shareholder or otherwise, and, subject to the Business Corporations Act, the director or officer is not accountable to the Company for any remuneration or other benefits received by him or her as director, officer or employee of, or from his or her interest in, such other person.

18.

Proceedings of Directors

18.1

Meetings of Directors

The directors may meet together for the conduct of business, adjourn and otherwise regulate their meetings as they think fit, and meetings of the directors held at regular intervals may be held at the place, at the time and on the notice, if any, as the directors may from time to time determine.

18.2

Voting at Meetings

Questions arising at any meeting of directors are to be decided by a majority of votes and, in the case of an equality of votes, the chair of the meeting does not have a second or casting vote.

18.3

Chair of Meetings

The following individual is entitled to preside as chair at a meeting of directors:

(1)

the chair of the board, if any;

(2)

in the absence of the chair of the board, the president, if any, if the president is a director; or

(3)

any other director chosen by the directors if:

(a)          neither the chair of the board nor the president, if a director, is present at the meeting within 15 minutes after the time set for holding the meeting;

(b)         neither the chair of the board nor the president, if a director, is willing to chair the meeting; or

(c)         the chair of the board and the president, if a director, have advised the secretary, if any, or any other director, that they will not be present at the meeting.

18.4

Meetings by Telephone or Other Communications Medium

A director may participate in a meeting of the directors or of any committee of the directors in person or by telephone if all directors participating in the meeting, whether in person or by telephone or other communications medium, are able to communicate with each other. A director may participate in a meeting of the directors or of any committee of the directors by a communications medium other than telephone if all directors participating in the meeting, whether in person or by telephone or other communications medium, are able to communicate with each other and if all directors who wish to participate in the meeting agree to such participation. A director who participates in a meeting in a manner contemplated by this Article 18.4 is deemed for all purposes of the Business Corporations Act and these Articles to be present at the meeting and to have agreed to participate in that manner.

18.5

Calling of Meetings

A director may, and the president, secretary or an assistant secretary of the Company, if any, on the request of a director must, call a meeting of the directors at any time.

18.6

Notice of Meetings

Other than for meetings held at regular intervals as determined by the directors pursuant to Article 18.1, reasonable notice of each meeting of the directors, specifying the place, day and time of that meeting must be given to each of the directors and the alternate directors by any method set out in Article 24.1 or orally or by telephone.

18.7

When Notice Not Required

It is not necessary to give notice of a meeting of the directors to a director or an alternate director if:

(1)           the meeting is to be held immediately following a meeting of shareholders at which that director was elected or appointed, or is the meeting of the directors at which that director is appointed; or

(2)           the director or alternate director, as the case may be, has waived notice of the meeting.

18.8

Meeting Valid Despite Failure to Give Notice

The accidental omission to give notice of any meeting of directors to, or the non-receipt of any notice by, any director or alternate director, does not invalidate any proceedings at that meeting.

18.9

Waiver of Notice of Meetings

Any director or alternate director may send to the Company a document signed by him or her waiving notice of any past, present or future meeting or meetings of the directors and may at any time withdraw that waiver with respect to meetings held after that withdrawal. After sending a waiver with respect to all future meetings and until that waiver is withdrawn, no notice of any meeting of the directors need be given to that director and, unless the director otherwise requires by notice in writing to the Company, to his or her alternate director, and all meetings of the directors so held are deemed not to be improperly called or constituted by reason of notice not having been given to such director or alternate director.

18.10

Quorum

The quorum necessary for the transaction of the business of the directors may be set by the directors and, if not so set, is deemed to be set at a majority of the directors then in office or, if the number of directors is set at one, is deemed to be set at one director, and that director may constitute a meeting.

18.11

Validity of Acts Where Appointment Defective

Subject to the Business Corporations Act, an act of a director or officer is not invalid merely because of an irregularity in the election or appointment or a defect in the qualification of that director or officer.

18.12

Consent Resolutions in Writing

A resolution of the directors or of any committee of the directors consented to in writing by all of the directors entitled to vote on it, whether by signed document, fax, email or any other method of transmitting legibly recorded messages, is as valid and effective as if it had been passed at a meeting of the directors or of the committee of the directors duly called and held. Such resolution may be in two or more counterparts which together are deemed to constitute one resolution in writing. A resolution passed in that manner is effective on the date stated in the resolution or on the latest date stated on any counterpart. A resolution of the directors or of any committee of the directors passed in accordance with this Article 18.12 is deemed to be a proceeding at a meeting of directors or of the committee of the directors and to be as valid and effective as if it had been passed at a meeting of the directors or of the committee of the directors that satisfies all the requirements of the Business Corporations Act and all the requirements of these Articles relating to meetings of the directors or of a committee of the directors.

19.

Executive and Other Committees

19.1

Appointment and Powers of Executive Committee

The directors may, by resolution, appoint an executive committee consisting of the director or directors that they consider appropriate, and this committee has, during the intervals between meetings of the board of directors, all of the directors' powers, except:

(1)

the power to fill vacancies in the board of directors;

(2)

the power to remove a director;

(3)

the power to change the membership of, or fill vacancies in, any committee of the directors; and

(4)

such other powers, if any, as may be set out in the resolution or any subsequent directors' resolution.

19.2

Appointment and Powers of Other Committees

The directors may, by resolution:

(1)            appoint one or more committees (other than the executive committee) consisting of the director or directors that they consider appropriate;

(2)           delegate to a committee appointed under paragraph (1) any of the directors' powers, except:

(a)           the power to fill vacancies in the board of directors;

(b)           the power to remove a director;

(c)           the power to change the membership of, or fill vacancies in, any committee of the directors; and

(d)          the power to appoint or remove officers appointed by the directors; and

(3)           make any delegation referred to in paragraph (2) subject to the conditions set out in the resolution or any subsequent directors' resolution.

19.3

Obligations of Committees

Any committee appointed under Articles 19.1 or 19.2, in the exercise of the powers delegated to it, must:

(1)

conform to any rules that may from time to time be imposed on it by the directors; and

(2)

report every act or thing done in exercise of those powers at such times as the directors may require.

19.4

Powers of Board

The directors may, at any time, with respect to a committee appointed under Articles 19.1 or 19.2:

(1)           revoke or alter the authority given to the committee, or override a decision made by the committee, except as to acts done before such revocation, alteration or overriding;

(2)           terminate the appointment of, or change the membership of, the committee; and

(3)

fill vacancies in the committee.

19.5

Committee Meetings

Subject to Article 19.3(1) and unless the directors otherwise provide in the resolution appointing the committee or in any subsequent resolution, with respect to a committee appointed under Articles 19.1 or 19.2:

(1)           the committee may meet and adjourn as it thinks proper;

(2)           the committee may elect a chair of its meetings but, if no chair of a meeting is elected, or if at a meeting the chair of the meeting is not present within 15 minutes after the time set for holding the meeting, the directors present who are members of the committee may choose one of their number to chair the meeting;

(3)           a majority of the members of the committee constitutes a quorum of the committee; and

(4)           questions arising at any meeting of the committee are determined by a majority of votes of the members present, and in case of an equality of votes, the chair of the meeting does not have a second or casting vote.

20.

Officers

20.1

Directors May Appoint Officers

The directors may, from time to time, appoint such officers, if any, as the directors determine and the directors may, at any time, terminate any such appointment.

20.2

Functions, Duties and Powers of Officers

The directors may, for each officer:

(1)

determine the functions and duties of the officer;

(2)            entrust to and confer on the officer any of the powers exercisable by the directors on such terms and conditions and with such restrictions as the directors think fit; and

(3)            revoke, withdraw, alter or vary all or any of the functions, duties and powers of the officer.

20.3

Qualifications

No officer may be appointed unless that officer is qualified in accordance with the Business Corporations Act. One person may hold more than one position as an officer of the Company. Any person appointed as the chair of the board or as a managing director must be a director. Any other officer need not be a director.

20.4

Remuneration and Terms of Appointment

All appointments of officers are to be made on the terms and conditions and at the remuneration (whether by way of salary, fee, commission, participation in profits or otherwise) that the directors thinks fit and are subject to termination at the pleasure of the directors, and an officer may in addition to such remuneration be entitled to receive, after he or she ceases to hold such office or leaves the employment of the Company, a pension or gratuity.

21.

Indemnification

21.1

Definitions

In this Article 21:

(1)

"eligible penalty" means a judgment, penalty or fine awarded or imposed in, or an amount paid in settlement of, an eligible proceeding;

(2)          "eligible proceeding" means a legal proceeding or investigative action, whether current, threatened, pending or completed, in which a director, former director or alternate director of the Company (an "eligible party") or any of the heirs and legal personal representatives of the eligible party, by reason of the eligible party being or having been a director or alternate director of the Company:

(a)

is or may be joined as a party; or

(b)

is or may be liable for or in respect of a judgment, penalty or fine in, or expenses related to, the proceeding;

(3)

"expenses" has the meaning set out in the Business Corporations Act.

21.2

Mandatory Indemnification of Directors and Former Directors

Subject to the Business Corporations Act, the Company must indemnify a director, former director or alternate director of the Company and his or her heirs and legal personal representatives against all eligible penalties to which such person is or may be liable, and the Company must, after the final disposition of an eligible proceeding, pay the expenses actually and reasonably incurred by such person in respect of that proceeding. Each director and alternate director is deemed to have contracted with the Company on the terms of the indemnity contained in this Article 21.2.

21.3

Indemnification of Other Persons

Subject to any restrictions in the Business Corporations Act, the Company may indemnify any person.

21.4

Non-Compliance with Business Corporations Act

The failure of a director, alternate director or officer of the Company to comply with the Business Corporations Act or these Articles does not invalidate any indemnity to which he or she is entitled under this Part.

21.5

Company May Purchase Insurance

The Company may purchase and maintain insurance for the benefit of any person (or his or her heirs or legal personal representatives) who:

(1)           is or was a director, alternate director, officer, employee or agent of the Company;

(2)           is or was a director, alternate director, officer, employee or agent of a corporation at a time when the corporation is or was an affiliate of the Company;

(3)           at the request of the Company, is or was a director, alternate director, officer, employee or agent of a corporation or of a partnership, trust, joint venture or other unincorporated entity;

(4)           at the request of the Company, holds or held a position equivalent to that of a director, alternate director or officer of a partnership, trust, joint venture or other unincorporated entity;

against any liability incurred by him or her as such director, alternate director, officer, employee or agent or person who holds or held such equivalent position.

22.

Dividends

22.1

Payment of Dividends Subject to Special Rights

The provisions of this Article 22 are subject to the rights, if any, of shareholders holding shares with special rights as to dividends.

22.2

Declaration of Dividends

Subject to the Business Corporations Act, the directors may from time to time declare and authorize payment of such dividends as they may deem advisable.

22.3

No Notice Required

The directors need not give notice to any shareholder of any declaration under Article 22.2.

22.4

Record Date

The directors may set a date as the record date for the purpose of determining shareholders entitled to receive payment of a dividend. The record date must not precede the date on which the dividend is to be paid by more than two months. If no record date is set, the record date is 5 p.m. on the date on which the directors pass the resolution declaring the dividend.

22.5

Manner of Paying Dividend

A resolution declaring a dividend may direct payment of the dividend wholly or partly by the distribution of specific assets or of fully paid shares or of bonds, debentures or other securities of the Company, or in any one or more of those ways.

22.6

Settlement of Difficulties

If any difficulty arises in regard to a distribution under Article 22.5, the directors may settle the difficulty as they deem advisable, and, in particular, may:

(1)

set the value for distribution of specific assets;

(2)

determine that cash payments in substitution for all or any part of the specific assets to which any shareholders are entitled may be made to any shareholders on the basis of the value so fixed in order to adjust the rights of all parties; and

(3)            vest any such specific assets in trustees for the persons entitled to the dividend.

22.7

When Dividend Payable

Any dividend may be made payable on such date as is fixed by the directors.

22.8

Dividends to be Paid in Accordance with Number of Shares

All dividends on shares of any class or series of shares must be declared and paid according to the number of such shares held.

22.9

Receipt by Joint Shareholders

If several persons are joint shareholders of any share, any one of them may give an effective receipt for any dividend, bonus or other money payable in respect of the share.

22.10

Dividend Bears No Interest

No dividend bears interest against the Company.

22.11

Fractional Dividends

If a dividend to which a shareholder is entitled includes a fraction of the smallest monetary unit of the currency of the dividend, that fraction may be disregarded in making payment of the dividend and that payment represents full payment of the dividend.

22.12

Payment of Dividends

Any dividend or other distribution payable in cash in respect of shares may be paid by cheque, made payable to the order of the person to whom it is sent, and mailed to the address of the shareholder, or in the case of joint shareholders, to the address of the joint shareholder who is first named on the central securities register, or to the person and to the address the shareholder or joint shareholders may direct in writing. The mailing of such cheque will, to the extent of the sum represented by the cheque (plus the amount of the tax required by law to be deducted), discharge all liability for the dividend unless such cheque is not paid on presentation or the amount of tax so deducted is not paid to the appropriate taxing authority.

22.13

Capitalization of Surplus

Notwithstanding anything contained in these Articles, the directors may from time to time capitalize any surplus of the Company and may from time to time issue, as fully paid, shares or any bonds, debentures or other securities of the Company as a dividend representing the surplus or any part of the surplus.

23.

Documents, Records and Reports

23.1

Recording of Financial Affairs

The directors must cause adequate accounting records to be kept to record properly the financial affairs and condition of the Company and to comply with the Business Corporations Act.

23.2

Inspection of Accounting Records

Unless the directors determine otherwise, or unless otherwise determined by ordinary resolution, no shareholder of the Company is entitled to inspect or obtain a copy of any accounting records of the Company.

24.

Notices

24.1

Method of Giving Notice

Unless the Business Corporations Act or these Articles provides otherwise, a notice, statement, report or other record required or permitted by the Business Corporations Act or these Articles to be sent by or to a person may be sent by any one of the following methods:

(1)           mail addressed to the person at the applicable address for that person as follows:

(a)           for a record mailed to a shareholder, the shareholder's registered address;

(b)           for a record mailed to a director or officer, the prescribed address for mailing shown for the director or officer in the records kept by the Company or the mailing address provided by the recipient for the sending of that record or records of that class;

(c)           in any other case, the mailing address of the intended recipient;

(2)           delivery at the applicable address for that person as follows, addressed to the person:

(a)           for a record delivered to a shareholder, the shareholder's registered address;

(b)           for a record delivered to a director or officer, the prescribed address for delivery shown for the director or officer in the records kept by the Company or the delivery address provided by the recipient for the sending of that record or records of that class;

(c)           in any other case, the delivery address of the intended recipient;

(3)           sending the record by fax to the fax number provided by the intended recipient for the sending of that record or records of that class;

(4)           sending the record by email to the email address provided by the intended recipient for the sending of that record or records of that class;

(5)            physical delivery to the intended recipient; and

(6)           delivery in such other manner as may be approved by the directors and reasonably evidenced.

24.2

Deemed Receipt of Mailing

A record that is mailed to a person by ordinary mail to the applicable address for that person referred to in Article 24.1 is deemed to be received by the person to whom it was mailed on the day, Saturdays, Sundays and holidays excepted, following the date of mailing.

24.3

Certificate of Sending

A certificate signed by the secretary, if any, or other officer of the Company or of any other corporation acting in that behalf for the Company stating that a notice, statement, report or other record was addressed as required by Article 24.1, prepaid and mailed or otherwise sent as permitted by Article 24.1 is conclusive evidence of that fact.

24.4

Notice to Joint Shareholders

A notice, statement, report or other record may be provided by the Company to the joint shareholders of a share by providing the notice to the joint shareholder first named in the central securities register in respect of the share.

24.5

Notice to Trustees

A notice, statement, report or other record may be provided by the Company to the persons entitled to a share in consequence of the death, bankruptcy or incapacity of a shareholder by:

(1)

mailing the record, addressed to them:

(a)           by name, by the title of the legal personal representative of the deceased or incapacitated shareholder, by the title of trustee of the bankrupt shareholder or by any similar description; and

(b)           at the address, if any, supplied to the Company for that purpose by the persons claiming to be so entitled; or

(2)           if an address referred to in paragraph (1)(b) has not been supplied to the Company, by giving the notice in a manner in which it might have been given if the death, bankruptcy or incapacity had not occurred.

25.

Seal

25.1

Who May Attest Seal

Except as provided in Articles 25.2 and 25.3, the Company's seal, if any, must not be impressed on any record except when that impression is attested by the signatures of:

(1)

any two directors;

(2)

any officer, together with any director;

(3)

if the Company only has one director, that director; or

(4)

any one or more directors or officers or persons as may be determined by the directors.

25.2

Sealing Copies

For the purpose of certifying under seal a certificate of incumbency of the directors or officers of the Company or a true copy of any resolution or other document, despite Article 25.1, the impression of the seal may be attested by the signature of any director or officer.

25.3

Mechanical Reproduction of Seal

The directors may authorize the seal to be impressed by third parties on share certificates or bonds, debentures or other securities of the Company as they may determine appropriate from time to time. To enable the seal to be impressed on any share certificates or bonds, debentures or other securities of the Company, whether in definitive or interim form, on which facsimiles of any of the signatures of the directors or officers of the Company are, in accordance with the Business Corporations Act or these Articles, printed or otherwise mechanically reproduced, there may be delivered to the person employed to engrave, lithograph or print such definitive or interim share certificates or bonds, debentures or other securities one or more unmounted dies reproducing the seal and the chair of the board or any senior officer together with the secretary, treasurer, secretary-treasurer, an assistant secretary, an assistant treasurer or an assistant secretary-treasurer may in writing authorize such person to cause the seal to be impressed on such definitive or interim share certificates or bonds, debentures or other securities by the use of such dies. Share certificates or bonds, debentures or other securities to which the seal has been so impressed are for all purposes deemed to be under and to bear the seal impressed on them.

26.

Mechanical Reproductions of Signatures

26.1

The signature of any officer, director, registrar, branch registrar, transfer agent or branch transfer agent of the

Company, unless otherwise required by the Business Corporations Act or by these Articles, may, if authorized by the directors, be printed, lithographed, engraved or otherwise mechanically reproduced upon all instruments executed or issued by the Company or any officer thereof; and any instrument on which the signature of any such person is so reproduced shall be deemed to have been manually signed by such person whose signature is so reproduced and shall be as valid to all intents and purposes as if such instrument had been signed manually, and notwithstanding that the person whose signature is so reproduced may have ceased to hold the office that he is stated on such instrument to hold at the date or issue of such instrument.

26.2

The term "instrument" as used in Article 26.1 shall include deeds, mortgages, hypothecs, charges, conveyances, transfers and assignments of property, real or personal, agreements, releases, receipts and discharges for the payment of money or other obligations, shares and share warrants of the Company, bonds, debentures and other debt obligations of the Company, and all paper writings.

The foregoing constitute the Articles of the Company	Date of signing
"Praveen Varshney" Praveen K. Varshney, Chief Financial Officer & Director

Exhibit 4.1

MANAGEMENT SERVICES CONTRACT

THIS AGREEMENT made this 1st day of August 2003

BETWEEN:

IGN INTERNET GLOBAL NETWORK INC.

Suite 1304 - 925 West Georgia Street

Vancouver, BC V6C 3L2

(the "Company")

OF THE FIRST PART

AND:

VARSHNEY CAPITAL CORP.

Suite 1304 - 925 West Georgia Street

Vancouver, BC V6C 3L2

(the "Manager")

OF THE SECOND PART.

WHEREAS:

A.

The Company wishes to retain the Manager to provide services with respect to the management affairs of the Company;

B.

The Manager has the ability to provide professional management to the Company;

C.

The Manager has agreed to continue to provide management services to the Company on the terms and subject to the conditions hereinafter set forth.

NOW THEREFORE THIS AGREEMENT WITNESS THAT in consideration of the premises and the mutual promises, covenants, representations, warranties and agreements herein contained, the parties hereto agree as follows:

1.

APPOINTMENT

1.01

The Company hereby appoints the Manager and the Manager hereby accepts such appointment to provide "Management Services" (as hereinafter defined) to the Company for an initial term of 3 years from the Effective Date and thereafter, unless otherwise terminated in accordance with the terms hereof, on an annual basis.

1.02

The Manager may terminate this Agreement by giving 1 month's written notice thereof to the Company.

1.03

The Company may, at any time following the first anniversary date of the Effective Date, terminate this Agreement by giving 1 month's written notice thereof to the Manager.

2.

MANAGEMENT SERVICES

2.01

The Manager shall provide to the Company general management services in connection with the operations and business of the Company which shall include the following services (herein collectively called "Management Services"):

(a)

general liaison with regulatory authorities having jurisdiction over the affairs of the Company;

(b)

shareholder relations services including preparation and dissemination of news releases, letters to existing and potential shareholders, and answering and responding to shareholder enquiries regarding the general affairs of the Company;

(c)

general liaison with the professional representatives of the Company including lawyers and accountants; and

(d)

management services in connection with the general operations of the Company including any subsidiaries, affiliates, and associated companies, if any, in accordance with the instructions of the directors of the Company.

2.02

The Company shall pay to the Manager, on the first day of each calendar month during the currency of this Agreement, as remuneration for the provision of the Management Services set forth and outlined in this section 2, the sum of $5,000 plus GST.

3.

REIMBURSEMENT OF EXPENSES

3.01

The Company shall reimburse the Manager, at the time of making payment to the Manager for services rendered to the Company hereunder, the actual out-of-pocket expenses incurred by the Manager, its consultants, advisors, sub-agents and employees, in connection with the provision of any of the services hereunder, and the Manager shall provide to the Company vouchers, receipts and such other information as may be reasonably requested by the Company detailing such out-of-pocket expenses.

4.

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

4.01

The Company represents and warrants to the Manager as follows:

(a)

that the Company is duly incorporated, validly existing and in good standing under the laws of the jurisdiction of its incorporation;

(b)

the Company has the power and capacity to enter into this Agreement and to carry out its terms; and

(c)

the execution and delivery of this Agreement by the Company has been duly and validly authorized by all necessary corporate action.

5.

NOTICES

5.01

Any notice, direction, or other instrument required or permitted to be given under this Agreement shall be in writing and shall be given by the delivery of same or by the mailing same by prepaid registered or certified mail or by sending same by telegram, telex, telecommunication or other similar form of communication, in each case addressed to the intended recipient at the address of the respective party set out on the first page hereof.

5.02

Any notice, direction or other instrument aforesaid will, if delivered, be deemed to have been given and received on the day it was delivered, and if mailed, be deemed to have been given and received on the fifth business day following the day of mailing, except in the event of disruption of the postal service in which event notice will be deemed to be received only when actually received and, if sent by telegram, telecommunication or other similar form of communication, be deemed to have been given and received on the day it was actually received.

5.03

Any party may at any time give notice in writing to the other of any change of address, and from and after the giving of such notice, the address herein specified will be deemed to be the address of such party for the purposes of giving notice hereunder.

6.

NO ASSIGNMENT

6.01

This Agreement may not be assigned by either party hereto without the written consent of the other party.

7.

ENUREMENT

7.01

This Agreement shall enure to the benefit of and be binding upon the parties hereto and their respective successors and permitted assigns.

8.

APPROVAL

8.01

The parties acknowledge and agree that this Agreement is, according to the rules of the Exchange required to be filed and accepted by the Exchange, and each of the parties shall, if requested by the Exchange, execute such other assurances and documents as may be reasonably requested by the Exchange.

IN WITNESS WHEREOF the parties hereto have executed this Agreement on the day and year first above written.

THE CORPORATE SEAL OF

)

IGN INTERNET GLOBAL

)

NETWORK INC.

)

was hereunto affixed

)

c/s

in the presence of:

)

)

"Praveen Varshney"

)

_________________________

)

)

_________________________

)

)

THE CORPORATE SEAL OF

)

VARSHNEY CAPITAL CORP.

)

was hereunto affixed

)

c/s

in the presence of:

)

)

"Hari Varshney"

)

_________________________

)

)

)

_________________________

)

Exhibit 4.2

CONSULTING SERVICES AGREEMENT

THIS AGREEMENT made this 1st day of August 2003

BETWEEN:

IGN INTERNET GLOBAL NETWORK INC.

Suite 1304 - 925 West Georgia Street

Vancouver, BC V6C 3L2

(the "Company")

OF THE FIRST PART

AND:

SNJ CAPITAL LTD.

5580 McColl Cres.

Richmond, BC V6V 2L6

(the "Consultant")

OF THE SECOND PART.

WHEREAS:

A.

The Company wishes to retain the Consultant to provide services with respect to the management affairs of the Company;

B.

The Consultant has the ability to provide professional consulting services to the Company;

C.

The Consultant has agreed to continue to provide consulting services to the Company on the terms and subject to the conditions hereinafter set forth.

NOW THEREFORE THIS AGREEMENT WITNESS THAT in consideration of the premises and the mutual promises, covenants, representations, warranties and agreements herein contained, the parties hereto agree as follows:

1.

APPOINTMENT

1.01

The Company hereby appoints the Consultant and the Consultant hereby accepts such appointment to provide "Consulting Services" (as hereinafter defined) to the Company for an initial term of 3 years from the Effective Date and thereafter, unless otherwise terminated in accordance with the terms hereof, on an annual basis.

1.02

The Consultant may terminate this Agreement by giving 1 month's written notice thereof to the Company.

1.03

The Company may, at any time following the first anniversary date of the Effective Date, terminate this Agreement by giving 1 month's written notice thereof to the Consultant.

2.

CONSULTING SERVICES

2.01

The Consultant shall provide to the Company general consulting services in connection with the operations and business of the Company which shall include the following services (herein collectively called "Consulting Services"):

(a)

general liaison with market makers of the OTCBB;

(b)

shareholder relations services including preparation and dissemination of news releases, letters to existing and potential shareholders, and answering and responding to shareholder enquiries regarding the general affairs of the Company;

(c)

general liaison with the professional representatives of the Company including lawyers and accountants; and

(d)

consulting services in connection with the general operations of the Company including any subsidiaries, affiliates, and associated companies, if any, in accordance with the instructions of the directors of the Company.

2.02

The Company shall pay to the Consultant, on the first day of each calendar month during the currency of this Agreement, as remuneration for the provision of the Consulting Services set forth and outlined in this section 2, the sum of $5,000 plus GST.

3.

REIMBURSEMENT OF EXPENSES

3.01

The Company shall reimburse the Consultant, at the time of making payment to the Consultant for services rendered to the Company hereunder, the actual out-of-pocket expenses incurred by the Consultant, its consultants, advisors, sub-agents and employees, in connection with the provision of any of the services hereunder, and the Consultant shall provide to the Company vouchers, receipts and such other information as may be reasonably requested by the Company detailing such out-of-pocket expenses.

4.

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

4.01

The Company represents and warrants to the Consultant as follows:

(a)

that the Company is duly incorporated, validly existing and in good standing under the laws of the jurisdiction of its incorporation;

(b)

the Company has the power and capacity to enter into this Agreement and to carry out its terms; and

(c)

the execution and delivery of this Agreement by the Company has been duly and validly authorized by all necessary corporate action.

5.

NOTICES

5.01

Any notice, direction, or other instrument required or permitted to be given under this Agreement shall be in writing and shall be given by the delivery of same or by the mailing same by prepaid registered or certified mail or by sending same by telegram, telex, telecommunication or other similar form of communication, in each case addressed to the intended recipient at the address of the respective party set out on the first page hereof.

5.02

Any notice, direction or other instrument aforesaid will, if delivered, be deemed to have been given and received on the day it was delivered, and if mailed, be deemed to have been given and received on the fifth business day following the day of mailing, except in the event of disruption of the postal service in which event notice will be deemed to be received only when actually received and, if sent by telegram, telecommunication or other similar form of communication, be deemed to have been given and received on the day it was actually received.

5.03

Any party may at any time give notice in writing to the other of any change of address, and from and after the giving of such notice, the address herein specified will be deemed to be the address of such party for the purposes of giving notice hereunder.

6.

NO ASSIGNMENT

6.01

This Agreement may not be assigned by either party hereto without the written consent of the other party.

7.

ENUREMENT

7.01

This Agreement shall enure to the benefit of and be binding upon the parties hereto and their respective successors and permitted assigns.

8.

APPROVAL

8.01

The parties acknowledge and agree that this Agreement is, according to the rules of the Exchange required to be filed and accepted by the Exchange, and each of the parties shall, if requested by the Exchange, execute such other assurances and documents as may be reasonably requested by the Exchange.

IN WITNESS WHEREOF the parties hereto have executed this Agreement on the day and year first above written.

THE CORPORATE SEAL OF

)

IGN INTERNET GLOBAL

)

NETWORK INC.

)

was hereunto affixed

)

c/s

in the presence of:

)

)

"Praveen Varshney"

)

_________________________

)

)

_________________________

)

)

THE CORPORATE SEAL OF

)

SNJ CAPITAL LTD.

)

was hereunto affixed

)

c/s

in the presence of:

)

)

"Sokhie Puar"

)

_________________________

)

)

)

_________________________

)

Exhibit 4.3

(g) pay, when due, all applicable fees established by CNQ.

3. The Issuer acknowledges that CNQ shall have the right, at any time, to halt or suspend quotation in any securities of the Issuer with or without notice and with or without giving any reason for such action, or to disqualify such securities for quotation in accordance with CNQ's Policies;

4. CNQ, at the Issuer's cost, may obtain independent advice or consulting services with respect to any matter relating to the Issuer provided that CNQ has first afforded the Issuer the opportunity to satisfy the particular filing requirements of CNQ with respect to such matter. The Issuer hereby agrees to fully reimburse and indemnify CNQ for all such expenses, costs and fees incurred by CNQ.

5. The Issuer submits to the jurisdiction of CNQ and the Market Regulator, including without limitation, CNQ and the Market Regulator regulation, investigation and enforcement jurisdiction.

6. The Issuer acknowledges that CNQ may collect such personal information about the Related Persons of the Issuer as it may require and, notwithstanding the qualification for quotation of its securities, the Issuer agrees that either (i) it will remove, or cause the resignation of or termination of the contract of, any Related Person which CNQ determines is not suitable; or (ii) CNQ may immediately disqualify for quotation the Issuer's securities.

7. This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein, without regard to conflicts of law rules.

8. Terms defined in the CNQ Policies are incorporated by reference into this Agreement.

Signed at Burnaby, BC on the 03 day of December, 2003.

AssistGlobal Technologies Corp.
Name of Company

Catherine Stauber
Signing Officer

FORM 4 – QUOTATION AGREEMENT
March 01, 2003
Page 2

CANADIAN TRADING AND QUOTATION SYSTEM INC.

CEO
Office Held

/s/ Catherine Stauber
Signature

Geoffrey Dryer
Signing Officer

President
Office Held

/s/ Geoffrey Dryer
Signature

FORM 4 – QUOTATION AGREEMENT
March 01, 2003
Page 3

CANADIAN TRADING AND QUOTATION SYSTEM INC.

Exhibit 4.4

AssistGlobal Inc.

             January 01,2004

Suite 349, 6450 Roberts Street

Burnaby, BC

V5G 4E1

The following sets out formally the terms and conditions of your contract of employment with AssistGlobal Inc. and its affiliates. The said terms and conditions, which supercede any previous contract of employment, are as follows:

1.

GENERAL

i)

Employer's Name:  AssistGlobal Inc. (the "Company")

ii)

Employer's Address:  Suite 349, 6450 Roberts Street, Burnaby, BC, V5G 4E1

iii)

Employee's Name:   Steven Lisle

iv)

Employee's Address:

 1664 Ralph St.,

North Vancouver

V7K 1V7

v)

Date of commencement of employment with the Company:

 February 5,2001

vi)

Job Title:   Chief Operating Officer

The Company reserves the right to alter your job function and/or title in consultation with you.

vii)

Location of Employment: Suite 349, 6450 Roberts Street, Burnaby, BC

Due to the nature of the Company's business, you may be required from time to time to make business visits (travel) and work at Client facilities.  All reasonable expenses incidental to such travel will be reimbursed upon representation of receipts.

1.

2.

SALARY/Term of Contract

Your salary is $77,000 per annum, which will be deemed to accrue from day to day, payable by equal bi-weekly installments in arrears on the Friday of the following week.

The term of this contract shall be 3 years as of  January 01, 2004.

3.

WORKING HOURS

You are expected to work a minimum of 37.5 hours per week.  Normal working hours (unless otherwise varied by agreement) are 9:00 a.m. to 5:00 p.m. Monday to Friday inclusive.  You are expected to work outside normal working hours if your work requires this.

4.

VACATION / STATUTORY HOLIDAYS

You are entitled in each calendar year to 20 days vacation with pay to be taken at a time or times convenient to the Company, in addition to the normal statutory holidays observed in Canada. Vacation time will be taken within the calendar year and is not carried over into the next year.

5.

PENSION

Your employment is non-pensionable.  The Company will make the required Canada Pension Plan (CPP) and Employment Insurance (EI) payments on your behalf.

6.

LEAVE ENTITLEMENTS

You will be entitled to the required maternity or parental leave, bereavement leave and jury leave as required by law and you will provide the Company with the appropriate notice required with regard to leave taken under this section.

7.

NON-DISCLOSURE OF CONFIDENTIAL INFORMATION

You shall not (except in the proper course of your duties) either during or after the termination of employment under this Agreement, use for your own benefits, either directly or indirectly, or disclose or communicate in any manner to any individual, corporation, or other entity, other than AssistGlobal Inc. (or its affiliates), any confidential information acquired by you during your employment, regarding any actual or intended business activity, product, service, plan or strategy of the Company.   As used in this Agreement, confidential information shall include all information disclosed to or known by you as a consequence of or developed through or during your employment by the Company and its affiliates, including all knowledge, information and materials regarding AssistGlobal Inc.'s products, services, processes, know-how, customers, suppliers, product and/or service development, business plans, and research, as well as confidential information about financial, marketing, pricing, cost, compensation or any other proprietary matters relating to the Company.  All documentation remains the property of the Company.

8.

INVENTIONS

If at any time during the continuance of your employment hereunder you make or discover or participate in the discovery of any invention or improvement upon or addition to an invention which is applicable to the business for the time being carried on by the Company or any subsidiary of the Company the same shall be forthwith communicated by you to the Company and shall be the absolute property of the Company and at the request and expense of the Company you shall give and supply all such information, data and drawings as may be requisite to enable the Company to exploit such invention, improvement or addition to the best advantage and shall execute and do all such documents and things as may be necessary or desirable for obtaining patents or similar protection for the same in such part or parts of the world as may be specified by the Company and for vesting the same in the Company or as it may direct.

9.

NOTICE AND TERMINATION

i)

Subject to the provisions of this Clause 9, your employment may be terminated by the Company giving not less than two weeks written notice, or in lieu of notice payment in lieu of notice of two months salary.

ii)

If you wish to terminate your employment with the Company you must give the Company two weeks notice of termination in writing.

iii)

Your employment hereunder may be terminated by the Company for just cause without notice or payment in lieu of notice.

iv)

If termination occurs, within the above noted terms, payment of the remaining salary for the balance of the term of the employment contract shall not be paid.

1.

NO OTHER OCCUPATION

During your employment hereunder, you shall not engage in or be concerned or interested in any other business, employment, consulting engagement or other occupation, which is in competition with the Company.

2.

  COVENANT

By your acceptance of these terms and conditions of employment, you undertake and covenant with the company that in order to protect the business connections of the Company you will not within twelve months following the termination of your employment hereunder (howsoever caused), without the previous consent of the Company in writing, in connection with the carrying on of any business activity similar to the business and areas of the business activity of the Company at the date of termination of your employment, on your own behalf or on behalf of any person, firm or company directly or indirectly (i) solicit, interfere with or endeavor to entice away from the Company the business, or (ii) seek to procure orders from or do business with, any person firm or company who has during the twelve months immediately preceding such termination of employment done business with or was a customer, supplier or client of the Company or who at the date or termination aforesaid was to your knowledge negotiation with the Company in relation to all or part of its business or areas of business activity; provided always that nothing in this clause contained shall prohibit the solicitation of business or the seeking or procuring of orders or the doing of business not relating or similar to the business are areas of business activity of the Company as at the date of the termination as aforesaid.

3.

LAW

The law of the Province of British Columbia shall apply to this Employment Agreement.

4.

INDEPENDENT LEGAL ADVICE

You acknowledge that you are aware that you may seek independent legal advice prior to the execution of this Employment Agreement.

Signed for and on behalf of

AssistGlobal Inc.

"Catherine Stauber"

______________________

__________________________

Declaration by Employee:

I, Steve Lisle  of  North Vancouver

Hereby agree to be bound by the above terms and condition of employment, from the above contract of employment between myself and AssistGlobal.com Communications Inc. and its affiliates, dated January 01, 2004

Signed "Steve Lisle"     Date    19 Feb 2004

Place of Signing     Burnaby, BC

Witness Signature  "Catherine Stauber"

Full Name (Block Letters)  Catherine Marie Stauber

Address (Block Letters)   984 Aspen Road, Comox, BC  V9M 3Y8

Occupation (Block Letters)  CEO

Witness Signature

Full Name (Block Letters)

Address (Block Letters)

Occupation (Block Letters)

Exhibit 4.5

AssistGlobal Inc.

             January 01,2004

Suite 349, 6450 Roberts Street

Burnaby, BC

V5G 4E1

The following sets out formally the terms and conditions of your contract of employment with AssistGlobal Inc. and its affiliates. The said terms and conditions, which supercede any previous contract of employment, are as follows:

1.

GENERAL

i)

Employer's Name:  AssistGlobal Inc. (the "Company")

ii)

Employer's Address:  Suite 349, 6450 Roberts Street, Burnaby, BC, V5G 4E1

iii)

Employee's Name:   Geoffrey Lorne Dryer

iv)

Employee's Address:

 2641 Fortress Drive

Port Coquitlam, B.C.

V3C 6G7

v)

Date of commencement of employment with the Company:

 October 2, 2000

vi)

Job Title:   Chief Technical Officer, President

The Company reserves the right to alter your job function and/or title in consultation with you.

vii)

Location of Employment: Suite 349, 6450 Roberts Street, Burnaby, BC

Due to the nature of the Company's business, you may be required from time to time to make business visits (travel) and work at Client facilities.  All reasonable expenses incidental to such travel will be reimbursed upon representation of receipts.

1.

SALARY/Term of contract

Your salary is $92,000 per annum, which will be deemed to accrue from day to day, payable by equal bi-weekly installments in arrears on the Friday of the following week.

The term of this agreement shall be 3 years as of January 01, 2004.

2.

WORKING HOURS

You are expected to work a minimum of 37.5 hours per week.  Normal working hours (unless otherwise varied by agreement) are 9:00 a.m. to 5:00 p.m. Monday to Friday inclusive.  You are expected to work outside normal working hours if your work requires this.

3.

VACATION / STATUTORY HOLIDAYS

You are entitled in each calendar year to 20 working days (4 weeks) vacation with pay to be taken at a time or times convenient to the Company, in addition to the normal statutory holidays observed in Canada..  Vacation time will be taken within the calendar year and is not carried over into the next year.

4.

PENSION

Your employment is non-pensionable.  The Company will make the required Canada Pension Plan (CPP) and Employment Insurance (EI) payments on your behalf.

5.

LEAVE ENTITLEMENTS

You will be entitled to the required maternity or parental leave, bereavement leave and jury leave as required by law and you will provide the Company with the appropriate notice required with regard to leave taken under this section.

6.

NON-DISCLOSURE OF CONFIDENTIAL INFORMATION

You shall not (except in the proper course of your duties) either during or after the termination of employment under this Agreement, use for your own benefits, either directly or indirectly, or disclose or communicate in any manner to any individual, corporation, or other entity, other than AssistGlobal Inc. (or its affiliates), any confidential information acquired by you during your employment, regarding any actual or intended business activity, product, service, plan or strategy of the Company.   As used in this Agreement, confidential information shall include all information disclosed to or known by you as a consequence of or developed through or during your employment by the Company and its affiliates, including all knowledge, information and materials regarding AssistGlobal Inc.'s products, services, processes, know-how, customers, suppliers, product and/or service development, business plans, and research, as well as confidential information about financial, marketing, pricing, cost, compensation or any other proprietary matters relating to the Company.  All documentation remains the property of the Company.

7.

INVENTIONS

If at any time during the continuance of your employment hereunder you make or discover or participate in the discovery of any invention or improvement upon or addition to an invention which is applicable to the business for the time being carried on by the Company or any subsidiary of the Company the same shall be forthwith communicated by you to the Company and shall be the absolute property of the Company and at the request and expense of the Company you shall give and supply all such information, data and drawings as may be requisite to enable the Company to exploit such invention, improvement or addition to the best advantage and shall execute and do all such documents and things as may be necessary or desirable for obtaining patents or similar protection for the same in such part or parts of the world as may be specified by the Company and for vesting the same in the Company or as it may direct.

8.

NOTICE AND TERMINATION

i)

Subject to the provisions of this agreement , your employment may be terminated by the Company giving not less than two weeks written notice, or in lieu of notice payment in lieu of notice of two months salary.

ii)

If you wish to terminate your employment with the Company you must give the Company One months notice of termination in writing.

iii)

Your employment hereunder may be terminated by the Company for just cause without notice or payment in lieu of notice.

iv)

If you terminate your employment prior to the completion of the term of this contract all shares owned directly or indirectly (shares held as per the escrow pooling agreement) shall be relinquished to the company. The relinquishment will be on a pro rated basis in conjunction with the shares still held in escrow within the pooling agreement terms and conditions.

v)

If termination occurs, within the above noted terms, payment of the remaining salary for the balance of the term of the employment contract shall not be paid.

1.

NO OTHER OCCUPATION

During your employment hereunder, you shall not engage in or be concerned or interested in any other business, employment, consulting engagement or other occupation, which is in competition with the Company.

2.

  COVENANT

By your acceptance of these terms and conditions of employment, you undertake and covenant with the company that in order to protect the business connections of the Company you will not within twelve months following the termination of your employment hereunder (howsoever caused), without the previous consent of the Company in writing, in connection with the carrying on of any business activity similar to the business and areas of the business activity of the Company at the date of termination of your employment, on your own behalf or on behalf of any person, firm or company directly or indirectly (i) solicit, interfere with or endeavor to entice away from the Company the business, or (ii) seek to procure orders from or do business with, any person firm or company who has during the twelve months immediately preceding such termination of employment done business with or was a customer, supplier or client of the Company or who at the date or termination aforesaid was to your knowledge negotiation with the Company in relation to all or part of its business or areas of business activity; provided always that nothing in this clause contained shall prohibit the solicitation of business or the seeking or procuring of orders or the doing of business not relating or similar to the business are areas of business activity of the Company as at the date of the termination as aforesaid.

3.

LAW

The law of the Province of British Columbia shall apply to this Employment Agreement.

4.

INDEPENDENT LEGAL ADVICE

You acknowledge that you are aware that you may seek independent legal advice prior to the execution of this Employment Agreement.

Signed for and on behalf of

AssistGlobal Inc.

____"Catherine Stauber"___________

Declaration by Employee:

I,  Geoffrey Dryer  of  2641 Fortress Drive, Port Coquitlam, BC

Hereby agree to be bound by the above terms and condition of employment, from the above contract of employment between myself and AssistGlobal Inc. and its affiliates, dated  January 01, 2004.

Signed   "Geoffrey Dryer"   Date   February 23, 2004

Place of Signing   Burnaby

Witness Signature  "Angela Towle"

Full Name (Block Letters)  Angela Towle

Address (Block Letters)  4225 Grange Street, St. #307

Occupation (Block Letters)

Witness Signature

Full Name (Block Letters)

Address (Block Letters)

Occupation (Block Letters)

Exhibit 4.6

AssistGlobal Inc.

             January 01, 2004

Suite 349, 6450 Roberts Street

Burnaby, BC

V5G 4E1

The following sets out formally the terms and conditions of your Management contract with AssistGlobal Inc. and its affiliates. The said terms and conditions, which supercede any previous contract of employment, are as follows:

1.

GENERAL

i)

Company Name:  AssistGlobal Inc. (the "Company")

ii)

Company Address:  Suite 349, 6450 Roberts Street, Burnaby, BC, V5G 4E1

iii)

Contractors Name: Catherine Marie Stauber

iv)

Contractors Address:

984 Aspen Road

Comox B.C.

V9M 3Y8

v)

Date of commencement as management with the Company:

February 01,2000

vi)

Job Title:   Chief Executive Officer

vii)

Location of Employment: Suite 349, 6450 Roberts Street, Burnaby, BC

Due to the nature of the Company's business, you may be required from time to time to make business visits (travel) and work at Client facilities.  All reasonable expenses incidental to such travel will be reimbursed upon representation of receipts.

1.

SALARY/Term of contract

Your salary is $75,000 per annum, which will be deemed to accrue from day to day, payable by equal bi-weekly installments in arrears on the Friday of the following week.

The term of this contract shall be 3 years as of January 01, 2004.

2.

WORKING HOURS

You are expected to work a minimum of 37.5 hours per week.  Normal working hours (unless otherwise varied by agreement) are 9:00 a.m. to 5:00 p.m. Monday to Friday inclusive.  You are expected to work outside normal working hours if your work requires this.

3.

VACATION / STATUTORY HOLIDAYS

You are entitled in each calendar year to 20 days  vacation with pay to be taken at a time or times convenient to the Company, in addition to the normal statutory holidays observed in Canada. Vacation time will be taken within the calendar year and is not carried over into the next year.

4.

PENSION

Your employment is non-pensionable.

5.

LEAVE ENTITLEMENTS

You will be entitled to the required maternity or parental leave, bereavement leave and jury leave as required by law and you will provide the Company with the appropriate notice required with regard to leave taken under this section.

6.

NON-DISCLOSURE OF CONFIDENTIAL INFORMATION

You shall not (except in the proper course of your duties) either during or after the termination of employment under this Agreement, use for your own benefits, either directly or indirectly, or disclose or communicate in any manner to any individual, corporation, or other entity, other than AssistGlobal Inc. (or its affiliates), any confidential information acquired by you during your employment, regarding any actual

or intended business activity, product, service, plan or strategy of the Company.   As used in this Agreement, confidential information shall include all information disclosed to or known by you as a consequence of or developed through or during your employment by the Company and its affiliates, including all knowledge, information and materials regarding AssistGlobal Inc.'s products, services, processes, know-how, customers, suppliers, product and/or service development, business plans, and research, as well as confidential information about financial, marketing, pricing, cost, compensation or any other proprietary matters relating to the Company.  All documentation remains the property of the Company.

7.

INVENTIONS

If at any time during the continuance of your employment hereunder you make or discover or participate in the discovery of any invention or improvement upon or addition to an invention which is applicable to the business for the time being carried on by the Company or any subsidiary of the Company the same shall be forthwith communicated by you to the Company and shall be the absolute property of the Company and at the request and expense of the Company you shall give and supply all such information, data and drawings as may be requisite to enable the Company to exploit such invention, improvement or addition to the best advantage and shall execute and do all such documents and things as may be necessary or desirable for obtaining patents or similar protection for the same in such part or parts of the world as may be specified by the Company and for vesting the same in the Company or as it may direct.

8.

NOTICE AND TERMINATION

i)

Subject to the provisions of this agreement , your contract  may be terminated by the Company giving not less than two weeks written notice, or in lieu of notice payment in lieu of notice of two months salary.

ii)

If you wish to terminate your contract with the Company you must give the Company One months  notice of termination in writing.

iii)

Your contract hereunder may be terminated by the Company for just cause without notice or payment in lieu of notice.

iv)

If you terminate your contract prior to the completion of the term of this contract, all shares owned directly or indirectly (shares held as per the escrow pooling agreement) shall be relinquished to the company.  The relinquishment will be on a pro rated  basis in conjunction with the shares still held in escrow within the pooling agreement terms and conditions.

v)

If termination occurs,  within the above noted terms, payment of the remaining salary for the balance of the term of the management contract shall not be paid.

1.

 NO OTHER OCCUPATION

During your time frame of the contract  hereunder, you shall not engage in or be concerned or interested in any other business, employment, consulting engagement or other occupation, which is in competition with the Company.

2.

  COVENANT

By your acceptance of these terms and conditions of this management contract, you undertake and covenant with the company that in order to protect the business connections of the Company you will not within twelve months following the termination of your contract hereunder (howsoever caused), without the previous consent of the Company in writing, in connection with the carrying on of any business activity similar to the business and areas of the business activity of the Company at the date of termination of your contract , on your own behalf or on behalf of any person, firm or company directly or indirectly (i) solicit, interfere with or endeavor to entice away from the Company the business, or (ii) seek to procure orders from or do business with, any person firm or company who has during the twelve months immediately preceding such termination of employment done business with or was a customer, supplier or client of the Company or who at the date or termination aforesaid was to your knowledge negotiation with the Company in relation to all or part of its business or areas of business activity; provided always that nothing in this clause contained shall prohibit the solicitation of business or the seeking or procuring of orders or the doing of business not relating or similar to the business are areas of business activity of the Company as at the date of the termination as aforesaid.

3.

LAW

The law of the Province of British Columbia shall apply to this Management contract.

4.

INDEPENDENT LEGAL ADVICE

You acknowledge that you are aware that you may seek independent legal advice prior to the execution of this Management Agreement.

Signed for and on behalf of

AssistGlobal Inc.

"Steve Lisle"

19 Feb 2004

______________________

__________________________

 Declaration :

I,  Catherine Stauber   of    West Vancouver and Comox, BC

Hereby agree to be bound by the above terms and conditions of management , from the above Management contract between myself and AssistGlobal Inc. and its affiliates, dated January 01, 2004

Signed   "Catherine Stauber"      Date     February 19, 2004

Place of Signing           Burnaby, BC

Witness Signature      "Angela Towle"

Full Name (Block Letters)     Angela Towle

Address (Block Letters)        4225 Grange, 307 Burnaby, BC

Occupation (Block Letters)

Witness Signature

Full Name (Block Letters)

Address (Block Letters)

Occupation (Block Letters)

Exhibit 4.7

EMPLOYMENT AGREEMENT

THIS EMPLOYMENT AGREEMENT (the "Agreement") is made effective the 26th day of September, 2003.

BETWEEN:

ASSISTGLOBAL.COM COMMUNICATIONS INC.  a company incorporated under the laws of Canada and having a registered and records office at 1200-750 West Pender Street, Vancouver, British Columbia, V6C 2T8.

(the "Company")

AND:

RICHARD VARIYAN, of

British Columbia

(the "Employee")

WHEREAS:

A.

The Company is a software company which develops and sells facilities management and project management software and provides related services to its clients;

B.

The Employee is a senior sales executive whose background and experience are described on Schedule "A" hereto;

C.

The Company and the Employee wish to enter into this employment agreement in order to set out the responsibilities of the Employee and the remuneration to be paid to the Employee by the Company.

NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the premises and the covenants and agreements herein contained, the parties agree as follows:

1.

Employment

1.1

The Company agrees to retain the Employee to act in the capacity and with the title of vice-president of business development and the Employee agrees to act in such capacity and to perform the duties set out herein in accordance with the terms and conditions set out in this Agreement for the Term as defined below.

2.

Term

A.1

This Agreement shall be for a term of 3 months, commencing October 1, 2003,  during which period the Company will train the Employee (the "Training Period").  If, in the opinion of the Employer, the Employee's performance is satisfactory during the Training Period, then the Company shall extend this Employment Agreement indefinitely, commencing January 1, 2004 until terminated in accordance with the terms of this Agreement (the "Term").

3.

Employees Duties

A.1

During the Term the Employee shall, subject always to the direction and policies of the Company (or such person or committee as the board may designate from time to time), perform such acts as are necessary to properly and efficiently sell the Company's products and services to existing and new clients.  The Employee shall use his best efforts, skills and abilities to promote the best interests of the Company and shall perform the duties set out herein honestly, in good faith and to the best of his abilities.  Without limiting the generality of the foregoing, the Employee shall:

(a)

together with the Company's Board of Directors, develop a sales and marketing plan (the "Plan")  for achieving the Company's sales targets;

(a)

use his best efforts to carry out the Plan in order to achieve the Company's sales objectives;

(b)

attend such meetings with clients and prospective clients of the Company as directed by the Board;

(c)

attend such conferences as directed by the Board;

(d)

provide to the Company, detailed reports of sales prospects on a monthly basis;

(e)

provide to the Company weekly sales reports regarding completed sales;

(f)

attend such internal meetings as may be required by the Company from time to time;

(g)

perform such other tasks and functions as the Company may reasonably require in order to develop and continuously improve the Company's operations with the goal of making it a profitable and successful enterprise.

a.1

The Employee acknowledges that the Company will maintain certain policies relating to the conduct of employees and relating to other matters. The parties agree that the introduction, administration, amendment and deletion of those policies is within the sole discretion of the Company, reasonably exercised, and that the Employee shall comply with all such policies in force from time to time. If the Company introduces, amends or deletes any such policies, such introduction, amendment or deletion shall not constitute a breach of this Agreement.

4.

Remuneration

a.1

During the Training Period, the Company shall pay to the Employee a monthly base salary of  $5,000 (the "Training Salary"), in monthly installments commencing on October 1, 2003. If the Employee is retained after the Training Period, then this base salary will increase to $6250 per month payable (the "Base Salary") in monthly installments until the expiry of the term.

a.2

In addition to the Base salary, the Company shall pay a monthly commission (the "Commission") to the Employee based on cash, net of sales or other taxes,  received by the Company on account of sales generated by the Employee as follows:

(a)

10% of cash received by the Company on account of sales of the Company's MicroView software;

(b)

10% of cash received by the Company from hosting applications of clients which cash is paid by clients generated by the Employee; and

(b)

7% of cash received by the Company on account of sales of all other software which the Company sells.

a.1

In addition to the Base Salary and the Commission, the Company shall pay a quarterly bonus (the "Bonus") to the Employee.  The Bonus will be calculated based on 40% of the Commission earned by the Employee in that quarterly period and paid if the Employee is primarily responsible, in the opinion of the Company, for generating cash from sales for the Company in any quarter in excess of the following amounts:

(a)

$275,000 during the period commencing January 1, 2004 and ending March 31, 2004;

(b)

$325,000 during the period commencing April 1, 2004 and ending June 30, 2004;

(c)

$400,000 during the period commencing July 1, 2004 and ending September 30, 2004; or

(d)

$450,000 during the period commencing October 1, 2004 and ending December 31, 2004.

a.1

The Employee shall not be permitted to provide discounts, rebates, returns or the equivalent effective reduction in the pricing of products and services to clients without the express prior written consent of the Company.  The Employee agrees that if the Company approves of a discount, the Company will deduct the amount of the discount from the amount of Commission payable to the Employee.

a.2

Prior to December 31, 2004 and December 31 in every subsequent year, the Employer will set the Bonus and Commission objectives for the Employee for the following year.

a.3

In addition to the Base Salary, the Commission and the Bonus, the Employee will immediately receive an option (the "Stock Option") to purchase 300,000 common shares of AssistGlobal Technologies Corp ("Assist") , at a price of $0.35 (U.S.) on the following terms:

(a)

The Stock Option will not vest and the Employee will not be able to exercise the Stock Option  in whole or in part until January 1, 2005 as follows:

(i)

if the Employee is primarily responsible, in the opinion of the Company, for generating $1 million in cash from sales in the period commencing January 1, 2004 and ending December 31, 2004 then the Stock Option will  only vest with respect to 50,000 common shares;

(ii)

if the Employee is primarily responsible, in the opinion of the Company, for generating $1.25 million in cash from sales in the period commencing January 1, 2004 and ending December 31, 2004 then the Stock Option will only vest with respect to 150,000 common shares; or

(iii)

if the Employee is primarily responsible, in the opinion of the Company, for generating $1.45 million in cash from sales in the period commencing January 1, 2004 and ending December 31, 2004 then the Stock Option will vest with respect to the full amount of 300,000 common shares.

(a)

The Stock Option will automatically terminate on the 30th day following the termination  of the Employee in accordance with paragraph 12  herein;

(b)

All other terms of the Stock Option are contained in Assist's 2003 stock option plan, a copy of which is attached hereto as Schedule "B".

a.1

After January 1, 2005, the Employee shall be entitled to four weeks annual paid vacation.   During the vacation period all salary, compensation, benefits and other rights to which the Employee is entitled hereunder shall be provided in full.  Such vacation may be taken at the Employee's discretion, providing such vacation time or times are not inconsistent with the reasonable needs of the Company.

a.2

The Employee shall be entitled to benefits as may be determined and approved by the board of directors of the Company.

5.

Non-competition

a.1

The Employee acknowledges that in the course of his duties, he shall have access to marketing, technical, client and other information of the Company relating to its business operations and that if the Employee were to compete against the Company or be employed or in any way be involved with a person or company that was in competition with the Company during and following the termination of his employment with the Company, the Company would suffer irreparable damage. Accordingly, the Employee covenants and agrees that he will not, directly or indirectly, whether as owner, shareholder (except to the extent of a less than five per cent ownership interest of the outstanding shares of a publicly held corporation), director, agent, officer, employee, consultant, independent contractor or in any other capacity whatsoever, of a corporation, partnership or proprietorship compete with or engage or be financially concerned or interested in or advise, lend money to, guarantee the debts or obligations of or permit his name to be used or employed by any person engaged or concerned with or interested in any aspect of a  business substantially similar to the business carried on by the Company anywhere in Canada or the United States during the Term and for a period of one year commencing on the day following the last day of the Term.

6.

Non-disclosure

6.1

The Employee covenants and agrees that he will not, directly or indirectly, whether as owner, shareholder, director, agent, officer, employee, consultant, independent contractor or in any other capacity whatsoever, of a corporation, partnership or proprietorship:

(a)

make use of Confidential Information (as hereinafter defined), except to the extent that such use is pursuant to his duties as an employee of the Company; or

(b)

disclose Confidential Information, in whole or in part, to any person or entity, except to the extent that such disclosure is pursuant to his duties as an employee of the Company.

As used in this Agreement, the term "Confidential Information" shall mean information disclosed to, used by, developed by or known to the Employee in the course of conducting the business operations of the Company and in the course of his employment with the Company, including but not limited to, all oral and written information concerning the operation of the Company and its services (including any of the Company's policies or operation manuals; know-how or trade secrets of the Company; names of customers of the Company and customer lists of the Company; any documents, brochures, illustrations, designs, programs, software, techniques, forms, sales methods and similar items used by the Company to sell, explain or render its services; and the information treated as proprietary by the Company and disclosed to the Employee or developed or generated by the Employee, including, but not limited to, information related to the organizational structure of the Company, operations, business plans, technical projects, pricing data, production costs, research data or results, inventions or other work product developed by the Company).

6.2

The restrictions set out in section 6.1 regarding the disclosure and use of Confidential Information shall not apply to:

(a)

any information which is, at the commencement of the term of this Agreement or at some later date, publicly known under circumstances involving no breach of this Agreement;

(b)

disclosure of Confidential Information where such disclosure is required by law, court order, court proceedings or the rules of policies of any stock exchange or government or regulatory authority having jurisdiction in the matter; or

(d)

disclosure of Confidential Information where such disclosure is consented to in writing by the Company.

7.

Ownership of Documents and Records

a.1

All documents, software, records, work papers, notes, memoranda and similar records of or containers of Confidential Information made or compiled by the Employee at any time or made available to the Employee at any time during his employment by the Company (whether before the effective date of this Agreement or thereafter or during the term) including all copies thereof, shall be the property of the Company and belong solely to it, and shall be held by the Employee solely for the benefit of the Company and shall be delivered to the Company by the Employee upon termination of the Employee's employment with the Company or at any other time upon request by the Company.

8.

Ownership of Rights

a.1

Any improvement made to the business of the Company and any idea which might be viewed as having the potential to improve the business of the Company, which is invented or acquired by the Employee during the course of his employment with the Company shall enure to and be the sole property of the Company.

9.

Acknowledgement

a.1

The Employee acknowledges that the obligations contained in Articles 6, 7,8  and 9 are in addition to all other duties and obligations owed by him to the Company as a result of his  fiduciary position with the Company both before and after the commencement of the Term, all of which duties shall continue in full force and effect.

10.

Notification of Claims

a.1

The Employee shall promptly notify the board of directors of the Company of any suit, proceeding or other action commenced or taken against the Company or of any fact or circumstances of which the Employee is aware which may reasonably form the basis of any suit, proceeding or action against the Company.

11.

Good Faith

a.1

The Employee shall, as a senior manager of the Company, owe a duty of good faith and honesty to the Company and shall use his best efforts to perform his duties competently and efficiently, subject always to the direction of the Company's board of directors or their designate.

12.

Termination

12.1

This Agreement may be terminated at any time by mutual agreement between the parties.

12.2

The Company may by resolution of its board of directors passed in accordance with the Company Articles terminate this Agreement and the Employee's employment hereunder at any time for cause.  Cause shall include but not be limited to:

(a)

a material breach of this Agreement or gross negligence or incompetence of the Employee in discharge of his duties under this Agreement;

(b)

cause at common law resulting from, without limiting the generality of the foregoing, fraud, dishonesty, illegality or breach of statute or regulation;

(c)

failure of the Employee to disclose any material facts concerning his business interests or employment outside of his employment with the Company;

(d)

refusal to follow the lawful and reasonable instructions of the board of directors of the Company;

(e)

breach of the Employee's fiduciary duty to the Company;

(f)

declaration of personal bankruptcy of the Employee by a court of competent jurisdiction wherein the petition is initiated by a creditor or, alternatively, the Employee's voluntary assignment into bankruptcy; and

(g)

manipulation, in the opinion of the Company, acting reasonably, of the timing of sales contracts by the Employee in order to maximize the Bonus.

12.3

During the Training Period, the Company may terminate this Agreement without notice to the Employee.

a.1

After the expiry of the Training Period, the Company may terminate this Agreement and the Employee's employment hereunder without cause by giving the Employee the greater of 1 month or such notice as may be required under applicable legislation, in writing, of its intention to do so or by providing the Employee with 1 months' remuneration (including all applicable salary, bonuses and benefits) hereunder in lieu of notice.

a.2

If the Employee is given written notice of termination in accordance with subsection 12.2, 12.3 or 12.4 (as opposed to remuneration in lieu of notice), the Employee shall be entitled to receive, during the notice period, to full compensation including the Base Salary the Commission and the Bonus, provided that the Employee has not breached paragraph 12.2 (g) of this Employment Agreement, in which case the Employee shall not receive the Commission or Bonus owing to him, provided for hereunder or agreed upon pursuant to this Agreement during any notice period provided for in those subsections.  During this notice period, the Employee shall continue to provide the services agreed upon under this Agreement to the Company in good faith and to the best of his abilities.

a.3

The Employee may terminate this Agreement at any time upon giving the Company 1 months' written notice of his intention to do so.  Subject to section 12.7, if the Employee terminates this Agreement in accordance with this subsection, he shall continue to provide the services agreed upon under this Agreement to the Company in good faith and to the best of his abilities.

a.4

If the Employee terminates this Agreement in accordance with section 12.6 the Company may, at its option, choose to provide the Employee with 1 months' remuneration (including all applicable salary, bonuses and benefits) and terminate this Agreement immediately.  If the Employee terminates this Agreement, then he shall not be entitled to any Base Salary, Commission or Bonus after he ceases to work for the Company.

a.5

The Employee's obligations under sections 5, 6, and 7 shall survive termination of this Agreement under section.

a.6

This Agreement shall terminate upon the death of the Employee.

13.

General

a.1

This Agreement shall be governed by and construed in accordance with the law of British Columbia and the parties agree to attorn to the exclusive jurisdiction of the courts of British Columbia.

a.2

This Agreement is personal to the Employee and may not be assigned by the Employee.

a.3

All notices, demands and payments required or permitted to be given hereunder shall be in writing and may be delivered personally, by registered mail, by courier, or by facsimile transmission, in the case of the employee, to the last address provided by the employee to the Company, and in the case of the Company, to its corporate head office or to its registered office.  Any notice delivered shall be deemed to have been given and received at the time of delivery. Any notice given by facsimile transmission as aforesaid shall be deemed to have been given and received on the expiration of 24 hours after it is transmitted to the facsimile number, or at such other address or addresses or facsimile number as may from time to time be notified in writing by the parties.

a.4

Each of the parties covenants and agrees to execute such further and other documents and instruments and to do such further and other things as may be necessary to implement and carry out the intent of this Agreement.

a.5

No condoning, excusing or waiver by any party of any default, breach or non-observance by any other party at any time or times in respect of any covenant, proviso or condition herein contained shall operate as a waiver of that party's rights hereunder in respect of any continuing or subsequent default, breach or non-observance, or so as to defeat or affect in any way the rights of that party in respect of any such continuing or subsequent default, breach or non-observance, and no waiver shall be inferred from or implied by anything done or omitted to be done by the party having those rights.

a.6

The Employee acknowledges that he has received independent legal advice with respect to this Agreement.

a.7

Headings where used in this Agreement are inserted for convenience of reference only and shall not be used to interpret this Agreement.

a.8

The recitals hereto are incorporated into and form part of this Agreement.

a.9

Except as expressly stipulated in this Agreement, any and all previous agreements, written or oral, between the parties pertaining to the employment relationship of the Employee to the Company are terminated.

IN WITNESS WHEREOF the parties have set their hands and seals as at the date first above written.

AssistGlobal.com Communications Inc

Per:  ___________________________________________

SIGNED, SEALED AND DELIVERED in the presence of:	) ) ) ) )	"Richard Variyan"
Witness	)	RICHARD VARIYAN

Exhibit 4.8

DATA LICENSING AGREEMENT

BETWEEN:

("**AssistGlobal**")

AND:

("**Visser**")

In consideration of the payment of $10, the Share Issuance set out in the Consulting Agreement between the parties, dated the 2nd day of August, 2000, (the "**Consulting Agreement**") and of the mutual covenants and agreements herein contained (the sufficiency of which is hereby acknowledged), and intending to be legally bound hereby, the parties hereto agree as follows:

1.0 **LICENCE**

1.1 In this Agreement, "**Data**" means all present and future client, customer and business contact information, including contact name, address, telephone number, fax number and e-mail address, relating to the facilities management business of Robert Visser, which is to be provided in current and up-to-date form from time to time, and which includes the data identified in Attachment "**1**" hereto.

1.2 Subject to the terms and conditions of this Agreement, and in consideration of the Share Issuance set out in the Consulting Agreement, Visser grants to **AssistGlobal** a perpetual, irrevocable, worldwide, non-exclusive, non-transferrable, royalty free licence to use and authorize use by individual officers, employees and agents of **AssistGlobal**, the Data. The rights granted by the licence include:

(a) Using, copying and reproducing the Data for the purposes of marketing, client development, customer relationship management, and business development activities related to **AssistGlobal's** business;

(b) Allowing the officers, employees and agents of **AssistGlobal** to use the Data for the sale of any products or services or the distribution of correspondence or marketing material.

1.3 Except as expressly permitted by this Agreement, **AssistGlobal** will not resell or lease the use of the Data to any third party, without the prior written consent of Visser.

2.0 **DELIVERY OF DATA**

2.1 Visser will deliver the Data to **AssistGlobal** in a format acceptable to **AssistGlobal**, upon execution of this Agreement, and after execution of this Agreement Visser will continue to deliver to **AssistGlobal** current versions of the Data and updates to the Data, from time to time, as they become available.

2.2 If the Data is delayed or unavailable for any reason at execution, Visser will use all best efforts to remedy the delay as quickly as possible and provide the Data in a format acceptable to **AssistGlobal**.

3.0 **CONFIDENTIALITY**

3.1 **AssistGlobal** acknowledges that Visser will retain all right, title and interest in the Data and the Data is protected by copyright and/or is a trade secret of Visser. **AssistGlobal** acknowledges that it does not, by virtue of receiving the Data, acquire any proprietary rights therein, other than the rights granted herein.

4.0 **WARRANTIES**

4.1 Visser represents and warrants that it owns or has the right to distribute the Data in accordance with this Agreement and that it has the authority to enter into this Agreement and to grant to **AssistGlobal** the rights granted herein.

5.0 **PRIVACY**

5.1 Visser represents and warrants to **AssistGlobal** that Visser has obtained the authorizations and consents of any individuals required and that the disclosure of the Data to **AssistGlobal** and the use of the Data by **AssistGlobal** under this Agreement will not (i) violate the privacy rights of any third parties; (ii) breach the provisions of the *Personal Information Protection and Electronic Documents Act* S.C. 2000, c. 5.

6.0 **INDEMNITY**

6.1 Visser will defend or settle any claim or action brought against **AssistGlobal** alleging that the Data or **AssistGlobal**'s use thereof in accordance with the terms of this Agreement infringes any patent, copyright, trademark, trade secret, or privacy rights of any party.

6.2 Visser will defend, indemnify and hold **AssistGlobal** harmless and its directors, officers, employees, successors and assigns from all manner of action, causes of action, proceedings, claims, demands and expenses whatsoever by any person arising out of:

(a) the breach by Visser of its warranties hereunder; or

(b) **AssistGlobal's** use or distribution of the Data under this Agreement.

7.0 **TERMINATION**

7.1 If, for any reason, this Agreement or the Consulting Agreement terminates, the licence granted herein will continue and subsist, and will be deemed to be a perpetual, irrevocable,

EXHIBIT 4.9

CONSULTING AGREEMENT

THIS AGREEMENT dated effective the 2nd day of August, 2000

BETWEEN:

ASSISTGLOBAL.COM COMMUNICATIONS. INC., a body corporate, duly incorporated under the laws of Canada and having its registered office at 300 - 1111 Melville Street, Vancouver, BC, Canada, V6E 4H7

("AssistGlobal")

AND:

ROBERT VISSER, Businessman, of 91 Glenna Little Trail, Huntington, New York, USA, 11743

("Visser")

NOW THEREFORE THIS AGREEMENT WITNESSETH that the parties hereto in consideration of the premises and for the mutual covenants and agreements herein contained (the sufficiency of which is hereby acknowledged), and intending to be legally bound hereby, the parties hereto agree as follows:

1.0

CONSULTING SERVICES

1.1

Visser will:

(a)

provide to AssistGlobal the Services set out on Schedule "A" (the "Services") during the term of this Agreement and any renewal hereof;

(b)

grant to AssistGlobal the Data License referred to in Schedule "B" (the "Data License") and without further consideration, enter into the Data License Agreement set out in Schedule "B", concurrently with the execution of this Consulting Agreement;

(c)

provide to AssistGlobal the Data described in Schedule "B" (the "Data") under the terms of the Data License;.

(d)

use his best efforts to perform the Services and be available to perform the Services at such times and places as AssistGlobal may reasonably direct,

(e)

receive the prior approval of AssistGlobal with respect to any expenses to be incurred by Visser in connection with the Services hereunder, such approval to be provided by Catherine Stauber of AssistGlobal, or such other individual as AssistGlobal may direct in writing.

1.2

The parties confirm and acknowledge that this Agreement is a contract for services and not a contract of employment and that Visser:

(a)

is not and will not be considered an employee of AssistGlobal for any purpose, 4658331 rbs.lawyers

(b)

is solely responsible for the deduction and remissions of income tax, CPP, EI, and/or any other tax contingencies as may apply in the relevant jurisdictions in respect of any employees retained by Visser to perform the services under this Agreement. Furthermore, if these amounts are not remitted, Visser will indemnify and hold harmless AssistGlobal from and against any claim for taxes, penalties and for withholding of funds by the Minister of National Revenue, the EI Commission, the Canada Pension Commission, the Workers Compensation Board, the British Columbia Employment Standards Branch or any other government agency, in Canada or internationally, with respect to any amount found to be payable by AssistGlobal to such commission or agency in respect of Visser or its employees' work under this Agreement and any legal fees incurred by AssistGlobal in defending such claims,

(c)

is solely responsible for payment of all expenses and disbursements that may be incurred by Visser in connection with performing the Services, other than those expenses that are approved in advance by AssistGlobal in accordance with section 1.1 herein, and

(d)

is not entitled to overtime, paid holidays, pension allowances, medical or dental insurance or any other collateral benefit whatsoever from AssistGlobal.

1.3

During the term of this Agreement Visser may engage in other business activities, provided such business activities do not conflict with Visser's obligations to provide the Services.

1.4

Visser represents and warrants to AssistGlobal that Visser has the necessary expertise to perform the Services.

2.0

SHARE ISSUANCE

"

2.1

Share Issuance. In consideration of the grant of the Data License to the Company under section 1.1, and Services already performed, the Company will pay to Visser twenty-two thousand, one hundred and twenty-five dollars ($22,125.00) in Canadian funds, inclusive of tax, payable by the issuance of Shares in the capital of the Company (the "Share Issuance") as follows:

Shares to be issued	Name
221,250 Class "A" Shares	Robert Visser

The Company agrees to make the Share Issuance to Visser as of August 2, 2000 (the "Issue Date"). The parties acknowledge and agree that the issued capital of the Company may change at any time before or after the Issue Date, subject to regulation, the constating documents of the Company, or any other agreements affecting the affairs of the Company. Visser will, without further consideration, enter into a Shareholders' Agreement, a Share Subscription Agreement or other such documents which the Company may require, prior to the Share Issuance.

3.0

CONFIDENTIALITY & ASSIGNMENT

3.1

Visser acknowledges and confirms that in providing the Services, Visser may acquire certain confidential information (the "Confidential Information") which is confidential to and/or the exclusive property of AssistGlobal.  Visser undertakes to treat confidentially all information and not to disclose it to any thir parties during the term of this Agreement, except as may be necessary to perform the Services, or after termination of this Agreement for any reason except with the express prior written consent of AssistGlobal.

3.2

Without limiting the generality of section 3.1, Visser acknowledges and agrees that he will not distribute any Confidential Information which is not publicly available, to any third party without the express prior written consent of AssistGlobal.

3.3

Visser acknowledges and agrees that all inventions, improvements and/or discoveries, whether patentable or copyrightable or not, conceived, developed or reduced to practise by Visser during the performance of the Services under this Consulting Agreement (the "Works") will be the sole and absolute property of AssistGlobal. Without limiting the above, Visser agrees that the rights to all inventions that arise or have arisen during the performance of Services will belong to AssistGlobal and upon request, Visser agrees to execute all applications, assignments, instruments and papers and perform all acts that AssistGlobal may deem necessary or desirable to obtain any and all patents, copyrights or other protections in such Works and otherwise to protect the interests of AssistGlobal in such Works.

3.4

Visser with respect to AssistGlobal hereby waives any moral rights which Visser may have in any Works.

3.5

Visser agrees to return to AssistGlobal , immediately upon termination or expiry of this Agreement, all designs, devices, data, documents, specifications, business documents, computer code, algorithms, computer software, computer date, lists, records files and all other material containing or disclosing Confidential Information including copies of these items, however made or obtained and will delete any electronic copies or files of any such information. Visser also agrees at any time following termination of this Agreement, that it will not use AssistGlobal name or any Confidential Information to promote directly or indirectly the business of Visser or any third party, and will not disclose any Confidential Information to any third party.

4.0

 INDEMNITY & LIMITATION OF LIABILITY

4.1

Visser shall indemnify and save harmless AssistGlobal of and from all manner of action, causes of action, proceedings, claims, demands and expenses whatsoever which may be brought or made against AssistGlobal or which AssistGlobal may sustain, payor incur as a result of or in connection with any breach by Visser or any officer, employee or consultant of Visser, of anyone or more of Visser's obligations, covenants or agreements set forth in this Agreement.

4.2

AssistGlobal shall not be liable nor responsible for any bodily or personal injury or property damage of any nature whatsoever that may be suffered or sustained by Visser or any officer, employee or consultant of Visser in the performance of this Agreement.  Visser shall be responsible for obtaining and maintaining at Visser's expense general liability insurance, on terms, and in an amount satisfactory to AssistGlobal.  Visser shall produce to AssistGlobal on request evidence of such insurance.

5.0

TERM

5.1

The term of this Agreement will commence on the 2ndday of August, 2000 and end on the 2nd day of September, 2005, unless terminated earlier in accordance with this section 5.0, and may be renewed upon the mutual agreement of AssistGlobal and Visser. The provisions in sections 3.0 of this Agreement will survive after the expiration or termination of this Agreement will remain in force notwithstanding such expiration or termination of this Agreement for any reason whatsoever.

5.2

If Visser is in default of any provision of this Agreement, AssistGlobal may terminate this Agreement by giving written notice to Visser, which notice outlines the particulars of the default. Visser will have 15 days from the receipt of notice of default to cure such default, failing which this Agreement will terminate upon the expiration of the 15-day period.

6.0

GENERAL

6.1

A waiver of any term or condition of this Agreement will not operate as a general waiver of such party's rights under this Agreement and no waiver will be inferred from or implied by anything done or omitted by such party, save only an express waiver in writing.

6.2

This Agreement will be construed in accordance with the laws of the Province of British Columbia (and the laws of Canada in force therein) without regard to its conflicts of law rules. The parties hereby attorn to the exclusive jurisdiction of the Courts of the Province of British Columbia.

6.3

Visser will not assign his rights and obligations under this Agreement without the prior written approval of AssistGlobal, which approval may be withheld.

6.4

If any provision in this Agreement is invalid, illegal or unenforceable in any respect in any jurisdiction, the validity, legality and enforceability of such provision will not be affected or impaired in any other jurisdiction and the validity, legality and enforceability of the remaining provisions contained herein will not in any way be affected or impaired thereby, unless in either case as a result of such determination this Agreement would fail in its essential purpose.

6.5

The parties hereto acknowledge that the law firm of Richards Buell Sutton has acted solely for AssistGlobal in connection with this Agreement and that all other parties hereto have been advised to seek independent legal advice.

6.6

This Agreement may be executed in counterparts and by facsimile, each of which will be considered an original and together will constitute one and the same instrument.

IN WITNESS WHEREOF the parties have hereunto executed this Agreement as of the day and year first written above.

ASSISTGLOBAL.COM

) COMMUNICATIONS, INC. by its

) authorized signatories:

)

)

"Signed"

)

Authorized Signatory

)

)

)

_________________________________

)

Authorized Signatory

)

)

WITNESS:

)

)

"Signed"

)

Witness Signature

)

"Robert Visser"

)

ROBERT VISSER

3333 Ash Street

)

Address

)

)

Vancouver, BC

)

)

Vice-President

)

Occupation

)

SCHEDULE "A"

SERVICES

Visser will:

(a)

be available to act as a Director of AssistGlobal, as AssistGlobal may reasonably require, and to perform the duties and responsibilities of Director as required by AssistGlobal for the conduct of AssistGlobal's business, including the requirements of regulatory authorities;

(b)

promote the business, services and products of AssistGlobal, through Visser's existing and future customer base and business contacts;

(c)

promote the business, services and products of AssistGlobal with AssistGlobal's existing and potential international clients;

(d)

make available the use of a mailing address in New York, NY for the delivery and receipt of materials in the course of AssistGlobal's business;

(e)

make available physical office facilities for the use of the officers, directors, employees or agents of AssistGlobal, while in New York, NY on AssistGlobal business;

(f)

participate in and be available to consult with respect to the research and development of AssistGlobal's services and products;

(g)

 provide access to Visser's authorization for the resale of product in the US;

(h)

provide assistance to AssistGlobal employees for seminar and workshop development, execution and promotion;

(i)

participate with presentations and client introductions.

SCHEDULE "B"

DATA LICENSING AGREEMENT

See Exhibit 4.8

Exhibit 4.10

Effective Date: ____________________200__

AGREEMENT NO:_______________

ARCHIBUS/FM

UNITEDSTATES

DEALER

AGREEMENT

This Dealer Agreement (the" Agreement") is entered into as of the Effective Date by and between ARCHIBUS. Inc.. a Delaware corporation with principal offices at 100 Franklin Street, Boston. Massachusetts 02110, USA ("AI") and

ASSISTGLOBAL.COM COMMUNICATIONS Inc.

 [full legal name],

 -a corporation [name of state/country of incorporation] OR

  -an unincorporated association duly formed under the laws of BRITISH COLUMBIA, CANADA [name of state/country]

with principal offices at

6450 ROBERTS ST., SUITE 349

[complete address]

BURNABY

[city]

B.C.

 [state]

CANADA

[country]

(hereinafter the "Dealer").

WHEREAS, AI intends to appoint and approve dealers as authorized Dealers for the Products. AI is interested in selecting dealers who are able to provide professional marketing, competent service and a high level of end-user satisfaction. Dealer desires and has applied to become and authorized Dealer for the Products and AI, in reliance on representations made by the Dealer, has approved such application.

IN CONSIDERATION THEREOF, THE PARTIES AGREE AS FOLLOWS:

1. DEFINITIONS

Unless otherwise defined in this Agreement:

"Dealer Discount" shall have the meaning described in Section 4(b).

"End-user" means any bona fide third party not affiliated to the Dealer, who seeks to and/or obtains Product(s) from Dealer solely for its own internal end use (and not for remarketing).

"Effective Date" means the mutually agreed date inserted above by AI. In default thereof, the Effective Date shall be the date upon which Al executes this Agreement.

"EULA" means AI's standard end user license agreement. AI's current EULA for the Products is attached hereto as EXHIBIT B.

"Maintenance Revision" means a Revision that only contains corrections to the Software's program logic and/or documentation.

"Memorandum" means the duly executed document in the format of EXHIBIT H.

"Per Copy Fee" means the price charged by AI to Dealer for each Product. The Per Copy Fee shall be the S.R.P. less the Dealer Discount.

"Revision" means a minor change to a Version that may revise or add user-level functionality of the Version. Revisions are identified by designation, e.g.: Release 11.2 and Release 11.3.

"Service" or "Services" means the Product training and services listed in EXHIBIT A.

"Software,'" "Product" or "Products" means the products listed in EXHIBIT A and/or any part thereof, including copies of any user manual or other documentation customarily supplied to End-users by AI with the Software or Services.

"Suggested Retail Price" or "S.R.P." means AI's S.R.P. listed in EXHIBIT A.

"Territory" means the geographic area specified in EXHIBIT C within which Dealer is authorized by this Agreement to sell Products and sell Services to End-users.

"Version" means the index reference identifying the production sequence of the Software. Successor Versions are identified by designation, e.g.: Version 10, Version II.

All references to the "sale" or "selling" of Software or Products shall mean the granting of a license to use such Software or Products and the "purchase" of Software or Products shall mean the acquisition of a license to use such Software or Product.

The terms and conditions set forth in Exhibits A through H are expressly incorporated into this Agreement. AI reserves the exclusive right (at its sole discretion and without prior notice to the Dealer) to modify, revise and/or supplement Exhibits A, B, F and H. Dealer agrees to be bound by any such change(s).

2. APPOINTMENT AND AUTHORITY OF DEALER

a.

Appointment. AI hereby appoints Dealer as a nonexclusive AI dealer for the Software. Dealer hereby accepts such appointment on the terms and conditions herein. Dealer may refer to itself as an "Authorized Dealer" of the Products.

b.

Authority Limited to Sales to End-users in Territory. Dealer shall market, distribute and sell Products to End- users located in the Territory. AI has the right to reject any order placed by Dealer for End-users not located in the Territory. In the event that Dealer sells Products to End-users outside the Territory, or non bona fide End-users, Dealer shall rebate to AI, as liquidated damages and not as a penalty, an amount with respect to each such sale equal to the difference between Dealer's Per Copy Fee, as defined below, and Dealer's gross revenue from the sale. Dealer shall not advertise, sell, lease, or ship Products outside the Territory without the prior written consent of AI. Dealer shall have no right to, and agrees it will not appoint any other dealer or remarketer .

c.

Mail Order Sales Prohibited. Dealer shall not sell or distribute Products by Mail Order. "Mail Order" shall mean any solicitation, through advertising or otherwise, whereby personal customer service, product demonstrations, and installation services cannot be directly obtained from the Dealer by the End-user.

d.

Authorized Location Sales and Installation Personnel. Dealer shall sell and distribute Products only at the locations specified in EXHIBIT D hereto, as modified from time to time with the consent of AI ("Authorized Locations"). Dealer shall sell Products and perform installation services solely through sales and installation personnel employed and located at Dealer's Authorized Locations. Dealer is prohibited from selling Products or performing installation services through sales and installation personnel employed or located at any unauthorized locations or through the use of nonemployees or consultants at any time.

e.

Direct and Indirect Sales by AI. AI reserves the unrestricted rights to market, distribute, and sell the Product in the Territory. Such right shall include (without limitation) the right to market, distribute, and sell the Product through original equipment manufacturers, value added resellers, and other third party intermediaries (including other dealers), as well as directly to End-users.

f.

Territorial Responsibility. Dealer shall exercise its best efforts to pursue sales policies and procedures to realize the maximum sales potential for the Products in the Territory. Without limiting the foregoing, Dealer shall provide AI with a business plan, which includes but is not limited to, techniques that will be employed by Dealer in the marketing, sales, technical support, and training for the Products for each Authorized Location.

g.

Conflict of Interest Dealer may promote the products of other companies, provided always that any such promotion shall not (i) conflict with Dealer's obligations under this Agreement (ii) make use (in whole or in part) of any market sensitive, confidential or proprietary information belonging to or provided by AI. Such information shall include (without limitation) leads referred to Dealer by AI. Prior to execution of this Agreement, Dealer shall provide AI with EXHIBIT E duly completed- Dealer undertakes to notify AI in writing of any circumstances that may revise the accuracy of Exhibit E (such notice to be given on. before or immediately after the occurrence of such circumstance).

h.

Independent Contractors. The relationship between AI and Dealer shall be that of independent contractors. Nothing contained in this Agreement shall be construed to:

i.

give either party the power to direct and control the day-to-day activities of the other,

ii.             render the parties partners, joint venturers, franchiser, franchisees, co-owners or otherwise as participants in a joint or common undertaking, or

iii.             allow Dealer to create or assume any obligation on behalf of AI for any purpose whatsoever.

Financial obligations associated with Dealer's business are the sole responsibility of Dealer. All sales and other agreements between Dealer and its End-users are Dealer's exclusive responsibility. Dealer undertakes that it shall not hold itself out (by express and/or implied means) as AI's agent or misrepresent the Product to any third party. Dealer shall indemnify and hold AI free and haIn1less from any and all claims, damages,

liabilities, costs, and expenses (including AI's attorneys' fees) arising out of the acts or omissions of Dealer, its employees, or its agents.

i.          Representations & Warranties. The individual executing this Agreement on behalf of Dealer represents and warrants to AI that (i) he/she is a duly appointed officer authorized to sign this Agreement on behalf of the Dealer; (ii) that the information contained in Exhibit E is true and correct; and (iii) that Dealer possesses due legal powers to enter into and be bound by this Agreement

3. SOFTWARE LICENSE TO END-USERS

a.    Packaging. All Products shall be delivered to Dealer in a sealed package containing the EULA. Dealer shall deliver

       Products to End-users as a sealed Package. Dealer undertakes not to break the package's seal without End-users'

       express approval and acceptance of the EULA.

b.     Demonstration & Evaluation Copies. Dealer shall not resell Products that have been provided by Al for demonstration ("Demonstration Copies") or evaluation purposes ("Evaluation Copies"). Dealer shall not use such copies in the performance of facilities management services. In the event that Dealer resells such copies or uses them to perform facilities management services, Dealer shall rebate to Al, as liquidated damages and not as a penalty, an amount with respect to each such sale or use equal to Dealer's gross revenue from the sale or use.

4. ACQUISITl0N OF PRODUCTS

a.

Terms and Conditions. All orders for Products by Dealer from AI during the term of this Agreement (including any extension pursuant to section 10 (b) thereof) shall be subject to the terms and conditions of this Agreement Nothing (i) contained in any order or any other document submitted by or originating from Dealer to Al; and/or (ii) acquiesced through a course of conduct shall modify such terms and conditions or add any additional terms or conditions to this Agreement

b.

Prices and Dealer's Remuneration. The difference between the Dealer's Per Copy Fee and the applicable Suggested Retail Price shall be Dealer's sole remuneration under this Agreement (such remuneration hereinafter called the "Dealer Discount"). The Dealer Discount shall be set forth in a Memorandum to be signed by AI and sent to the Dealer. Such Memorandum (including any replacements thereof) shall be deemed incorporated herein and subject to the terms of this Agreement. AI reserves the right at any time to revise the Suggested Retail Prices and/or Dealer Discount without notice to Dealer. Revised prices shall apply to all Product Orders received by Al after the effective date of the revision. Price increases shall not affect unfilled orders received by Al (other than for new releases) prior to the effective date of the price increase. Price ' decreases shall apply to pending orders received by AI prior to the effective date of the decrease.

c.

Dealer's Per Copy Fee does not include any federal, state, or local taxes that may be applicable to the Products. When Al has the legal obligation to collect such taxes, the appropriate amount shall be added to Dealer's invoice and paid by Dealer unless Dealer provides AI with a valid tax exemption certificate authorized by the appropriate taxing authority.

d.

Order and Acceptance. All orders submitted by Dealer shall be sent to AI in writing utilizing the Archibus, Inc. Product Order Form in the form of EXHIBIT F (the "Product Order"). Product Orders may be sent to AI by telefax (at Dealer's sole risk). No order shall be binding on AI until Al has accepted such an order (in whole or in part). Al shall use commercially reasonable efforts to notify Dealer of

i.             rejection of an order (without any obligation by AI to give or articulate a reason therefor); or

ii.              acceptance of an order. Upon acceptance, AI shall assign a delivery date for accepted orders. AI shall use commercially reasonable efforts to deliver the Products at the times specified in Dealer's order.). AI will ship all orders accepted by AI so long as the time of delivery specified by the Dealer occurs during the term of this Agreement.

Without limiting the foregoing, AI reserves the right to reject any order or to cancel any order previously accepted if AI determines that (x) Dealer is in default with respect to its payment obligations to AI, (y) End- user named in the Product Order is detern1ined by AI to be violating the terms of the EULA, or (z) end-user named in the Product Order is not a bona fide End-user.

e.

Payment. AI shall submit an invoice to Dealer upon shipment of each Product ordered by Dealer. The invoice shall cover Dealer's Per Copy Fee for the Products in the relevant shipment, plus freight, taxes, or other applicable costs to be borne by Dealer. Payment by Dealer shall become due upon delivery unless prior to any shipment AI has granted credit to Dealer. Where AI grants credit terms to Dealer, the full invoiced amount shall be due for payment thir1y (30) calendar days from the date of invoice. Any invoiced amount not paid when due shall be subject to a service charge of one and one-half percent (I '/2%) per month (or if less. the maximum allowable by applicable law). Dealer shall pay all of AI's costs and expenses (including reasonable attorneys' fees and disbursements) incurred to enforce AI's rights under this Subsection 4(e). Nothing herein shall be construed to limit AI rights to vary, revoke or limit credit tenI1S that have been granted to the Dealer.

f.

Shipping. All Products shipped by AI hereunder shall be packed in AI's standard shipping cartons, marked for shipment at Dealer's address set forth above, and delivered to Dealer or its carrier agent F.O.B. AI's manufacturing plant, at which time risk of loss shall pass to Dealer. Unless otherwise instructed in writing by Dealer, AI shall select the carrier. Dealer shall pay all freight, insurance, and other shipping expenses, as well as any special packing expense. Dealer shall also bear all applicable taxes, duties, and similar charges that may be assessed against the Products after delivery to the carrier at AI's plant.

g.

Export Restriction. This Agreement is subject to any laws, regulations, orders, or other restrictions applicable to the export of Products from the United States that may be imposed by the Government of the United States or its agencies. Dealer will not directly or indirectly export the Products to any country outside the territory of the United States.

h.

Restricted Rights. The Product is provided with RESTRICTED RIGHTS Use duplication, or disclosure by the government is subject to restrictions set forth in subparagraph (c)(1)(ii) of the Rights in Technical Data and Computer Software clause at DFARS 252.227-7013, and in subparagraphs (a) through (d) of the Commercial Computer-Restricted Rights clause at FAR 52.227-19, and in similar clauses in the NASA FAR Supplement or other applicable clauses (as the same may be amended from time to time). If the Dealer distributes the Product to the Government of the United States or its agencies, Dealer shall ensure that AI is clearly notified of such fact in the Product Order.

5. END-USER SERVICE

a.

End-user Support. Dealer represents and warrants that it is capable of installing and supporting all Products it distributes and will offer and perform such product support to End-users at End-users place of business. Dealer shall staff and maintain at each Authorized Location knowledgeable full-time support personnel to provide installation and product support regarding the use and operation of Products marketed by Dealer. Dealer shall satisfy its End-user support obligations hereunder by,

i.

providing and causing each Authorized Location to provide the support services set forth in EXHIBIT G, and

ii.

not representing to any third parry that AI is available to directly answer questions from any End-users' representative, unless the End-user has entered into an agreement for support directly with AI ("ARCHIBUS Technical Support Agreement").

b.

Employee Specializing in Facilities Management. Without limiting the foregoing, Dealer agrees that at any given time, at least one person with architectural design/drafting, facilities management, or software engineering experience (and who has successfully completed ARCHIBUS dealer training in accordance with Section 7 shall be employed, on a full-time basis at each Authorized Location. Dealer will furnish AI with a resume of such person. In the event such person ceases to be an employee of Dealer, Dealer shall hire a comparable replacement within sixty (60) calendar days and. promptly forward to .AI a copy of such replacement's resume.

c.

Maintenance Revisions. AI may, but shall not be obliged to, update and/or revise the performance and content of the Software. AI will make Maintenance Revisions available to Dealer as they are developed and tested. AI will use reasonable efforts to correct design or programming errors that are discovered in the current Version of the Software. The successful outcome and the timeliness of such correction efforts are not guaranteed. In the event AI provides Maintenance Revisions, AI shall notify Dealer and Dealer shall be responsible for providing Maintenance Revisions to its End-users in a timely manner and offering installation and support of such updates. AI assumes no liability for errors caused by the interaction of a program or system of the End-user used in connection with the Software.

6. WARRANTIES

a.

Limited Warranty. Pursuant to the EULA. Al makes limited warranties to the End-user regarding the diskettes or compact discs that contain the copies of the Software. THE EULA SPECIFICALLY DISCLAIMS ALL OTHER WARRANTIES RELATING TO THE PRODUCTS, INCLUDING ALL WARRANTIES WITH RESPECT TO THE PERFORMANCE OF THE SOFTWARE. DEALER UNDERTAKES THAT IT WILL NOT MAKE ANY EXPRESS OR IMPLIED WARRANTY OR REPRESENTATION ON BEHALF OF AI. WITHOUT LIMITING ANY OTHER RIGHTS OF AI, DEALER AGREES TO INDEMNIFY AND HOLD AI HARMLESS FROM ALL LIABILITIES, CLAIMS, DAMAGES, COSTS, AND EXPENSES (INCLUDING ATTORNEYS' FEES AND DISBURSEMENTS), INCURRED OR SUFFERED BY AI ATTRIBUTABLE TO DEALER'S BREACH OF THE UNDERTAKING HEREIN.

b.

No Other Warranty. EXCEPT FOR THE LIMITED WARRANTY OFFERED TO END~USERS AND EXCEPT AS STATED IN SECTION 14, AI GRANTS NO WARRANTIES TO DEALER OR ANY OTHER ..I PARTY, EXPRESS OR IMPLIED, REGARDING THE PRODUCTS, THEIR FITNESS FOR A PARTICULAR PURPOSE, THEIR QUALITY, THEIR MERCHANTABILITY, OR OTHERWISE. AI DOES NOT W ARRANT THAT THE OPERATION OF THE SOFTWARE WILL BE UNINTERRRUPTED ;

7. CONDITION PRECEDENT & TRAINING

a.

If none of Dealer's employees have attended AI's standard dealer training program, then as a CONDITION PRECEDENT to the effectiveness of this Agreement

i.

at least one (1) of the Dealer's employees must have attended and successfully completed AI's standard dealer training program within sixty (60) calendar days of Effective Date; and

ii.

with respect to each Authorized Location, at least one (1) employee at the Authorized Location must have attended and successfully completed the standard dealer training program within sixty (60) calendar days of Effective Date.

b.

AI's standard dealer training program will be conducted at AI's corporate facilities or at other locations approved by AI.

c.

Dealer may satisfy the requirements of section 7(a)(i) and (ii) if any- one of Dealer's employees and at least one employee at each Authorized Location had attended and successfully completed AI's standard dealer training program within the eighteen (18) months preceding the Effective Date. In the event one or more of Dealer's employees who have attended such training program cease to be an employee of Dealer, Dealer shall hire a comparable replacement for each such employee within sixty (60) calendar days and shall require the replacement employee(s) to attend and successfully complete AI's standard dealer training program within sixty (60) calendar days of the commencement of employment.

d.

Dealer also agrees to require its employees to attend and successfully complete reasonable additional AI dealer training as specified by AI from time to time. Dealer expressly agrees to bear all costs and expenses incurred by its employees in connection with all training.

8. OBLIGATIONS OF DEALER

a.

Workstation. Dealer agrees to provide, at its cost and expense, a floor display workstation or desktop computer at each of the Authorized Locations. Such display workstation or desktop computer shall be enabled with sufficient RAM, processing and graphics capability to demonstrate and support all Software to its full potential.

b.

Promotion of the Products. Dealer shall, at its own expense, actively promote and pursue policies/procedures to maximize the distribution and/or sales potential of the Product within the Territory. Such promotion shall include, but not be limited to, advertising the Products in trade publications within the Territory, participating in appropriate trade shows, and directly soliciting orders for the Products. Dealer shall also permit AI to use Dealer's name in the marketing of the Software;

c.

Ability to Demonstrate Product. Dealer shall, at all times, employ trained personnel capable of proficiently demonstrating the products to potential and existing End-users. AI shall from time to time (but without obligation) review the Dealer's ability to demonstrate the product proficiently and to articulate the benefits of using the Products to their End-users or prospects.

d.

Finances and Personnel. Dealer shall maintain a net worth and working capital sufficient, in AI's reasonable judgment, to allow Dealer to perform fully and faithfully its obligations under this Agreement. Dealer shall maintain a satisfactory overall credit rating and shall devote sufficient financial resources and technically qualified sales and service personnel to the Software to fulfill its responsibilities under this Agreement.

e.

End-user and Other Reporting. Dealer shall, at its o~ expense and consistent with the marketing and distribution policies of AI:

i.

place the Product marketing literature in Dealer's brochures as soon as possible and feature the Products in any applicable trade show that it attends;

ii.

maintain adequate contact with existing and potential End-users within the Territory on a regular basis, consistent with good business practice;

iii.

assist AI in assessing End-user requirements for the Product, including modifications and improvements thereto, in terms of quality, design, functional capability, and other features;

iv.

submit information, as reasonably requested by AI, regarding sales forecast, competition, and changes in the market within the Territory; and

v.

promptly notify AI of errors in the Software discovered by Dealer or reported to Dealer by End - users.

f.

Registration Forms for License Agreement. Dealer shall, upon delivery of Products to End-users, require End-users to sign the registration form for the EULA included with each Product. Dealer shall return to AI the signed registration forms within thirty (30) days following the delivery of Products to End-users. Nothing herein shall be construed to prejudice AI's rights or liabilities under the EULA.

g.

Compliance. Dealer shall (i) obey all applicable laws and regulations conduct business in an ethical and professional manner, and accurately represent the Products in terms of function and performance; and (ii) take all necessary steps to ensure compliance by its employees with the Dealer's obligation under this Agreement.

h.

Request for Proposals. In the event Dealer requires AI's support or assistance in responding to a Request for Proposals or a Request for Information (collectively "RFP"), Dealer shall promptly refer such RFP to AI soon after receipt. Without limiting AI's rights and liabilities with regard to the RFP, AI expressly reserves the right to revise the response to the RFP and/or the Dealer Discount with regard to the RFP .

9. OBLIGATIONS OF AI

a.

Dealer Guide. Upon acceptance of a Dealer's application as an ARCHIBUS authorized Dealer, AI will ship to Dealer a "Dealer Starting Kit." Such kit shall contain AI's product brochures and marketing support materials.

b.

Demonstration Copy. Upon successful completion of AI's dealer training by Dealer, AI will ship a copy of the Software to be used for demonstration purposes only as described in Section 3(b) hereof.

c.

Response to Inquiries. AI shall promptly respond to all inquiries from Dealer concerning matters pertaining to this Agreement.

10. TERM AND TERMINATION

a.

Commencement. This Agreement shall become effective upon the Effective Date or, if Dealer's employees are required to attend the standard dealer training program pursuant to Section 7 hereof, the date whereupon the terms of section 7 are satisfied.

b.

Term. This Agreement shall continue in force for a fixed term of two (2) years from the Effective Date unless terminated earlier under the provisions of this Section 10. This Agreement shall terminate automatically without notice unless at least thirty (30) days prior to the expiry date, the term of this Agreement is extended by mutual written consent of the parties.

c.

Termination

i.

For Convenience. Either party for any reason or no reason may terminate this Agreement, by giving the other party written notice thereof thirty (30) calendar days in advance of the effective termination date.

ii.

For Cause. Except as provided below, if either party defaults in the performance of any provision of this Agreement, then the nondefaulting party may give written notice to the defaulting party stating that, if the default is not cured within fifteen (15) calendar days counted from the date of delivery of such notice, or the default is not cured to the reasonable satisfaction of the nondefaulting party during such period, then the Agreement shall automatically terminate at the end of that period. Dealer acknowledges and agrees that in the event of failure by Dealer to comply with its obligations under sections headed Appointment & Authority of Dealer, Software License to End-users, End-user Service, Proprietary Rights and Confidentiality, Notification of Unauthorized Use and/or Nonassignability and Binding Effect, AI shall be entitled, at its sole discretion, to immediately terminate this Agreement upon written notice to Dealer; and, in addition to AI's other rights and remedies, to ,..ithhold shipments of Products to Dealer.

iii.

All termination notices must be sent in accordance with section l6(d).

d.

Termination for Insolvency. This Agreement shall be terminated immediately by AI, on written notice, (i) upon the institution by or against Dealer of proceedings under any laws for the reorganization or relief of a debtor, (ii) upon Dealer's making an assignment for the benefit of creditors, or (iii) upon Dealer's dissolution or ceasing to conduct business in the normal course.

e.

Fulfillment of Orders upon Notice of Termination. Upon delivery of notice of termination pursuant to Section 10(c) or 10(d), AI reserves the right (but without obligation) to fill any pending orders or any orders received by AI subsequent to the date of any notice termination, if Dealer (i) submits prepayments for any such order and (ii) pays all credit balances then outstanding prior to any shipment of Products by AI.

f.

Partial Termination. AI may, at its sole discretion, exercise its termination rights under this Section 10 solely with respect to one or more of Dealer's Authorized Locations.

g.

Return of Materials. Within thirty (30) days after the termination of this Agreement, Dealer shall return all property of AI then in its custody or control to AI, in such manner as AI may direct, at AI's expense. Effective upon the termination of this Agreement, Dealer shall cease to use all trademarks and trade names of AI.

h.

Obligations on Termination. In the event of termination by either party in accordance with any of the provisions of this Agreement, neither party shall be liable to the other, because of such termination, for compensation, reimbursement or damages on account of the loss of prospective profits or anticipated sales or on account of expenditures, inventory, investments, leases or other commitments. Termination shall not, however, relieve either party of obligations to the other incurred pursuant to this Agreement prior to the termination.

i.

Survival of Certain Terms. The provisions of Sections 4(e), 6, 11, 12, 13, 14, and 15 shall survive the termination of this Agreement for any reason. All other rights and obligations of the parties shall cease upon termination of this Agreement

11. LIMITATION OF LIABILITY

EXCEPT AS PROVIDED IN SECTION 14, AI'S LIABILITY TO DEALER ARISING OUT OF THIS AGREEMENT AND/OR THE ORDER OR DELIVERY OF ANY PRODUCT SHALL NOT EXCEED THE PER COPY FEE PAID BY DEALER FOR THE PRODUCT AND IN NO EVENT SHALL AI BE LIABLE FOR COSTS OF PROCUREMENT OF SUBSTITUTE GOODS OR SERVICES. IN NO EVENT SHALL AI BE LIABLE TO DEALER FOR ANY SPECIAL, CONSEQUENTIAL, INCIDENTAL, OR INDIRECT DAMAGES ARISING OUT OF THIS AGREEMENT, HOWEVER CAUSED, WHETHER FOR BREACH OF CONTRACT, TORT, OR OTHERWISE, AND WHETHER OR NOT AI HAS BEEN ADVISED OF THE POSSBILITY OF SUCH DAMAGE. THESE LIMITATIONS SHALL APPLY NOTWITHSTANDING ANY FAILURE OF ESSENTIAL PURPOSE OF ANY LIMITED REMEDY.

12. PROPRIETARY RIGHTS AND CONFIDENTIALITY

a.

AI Property. Products (consisting of compact disks, diskettes, programs, documentation, manuals, guides, database schema, database models, database hierarchies, database organization and additional components of the products, procedures and techniques) are copyrighted, and all rights are reserved by AI and AI's licensors (collectively, the "Copyrighted Materials"). Copyright laws and international copyright treaties, as well as other intellectual property laws and treaties protect the Copyrighted Materials. Unauthorized reproduction, appropriation of or access to the Copyrighted Materials is expressly prohibited. Dealer acknowledges that the Copyrighted Materials and all AI Trademarks now or hereafter subject to this Agreement are and shall remain the property of AI or of AI's licensors, as the case may be. Dealer further acknowledges that, pursuant to this Agreement, Dealer obtains only the right to sell the Products and that no right, title, or interest in or to any copyrights, trademarks, or other proprietary rights relating to the Products is transferred or licensed from AI or from AI's licensors to Dealer hereby except as specifically provided herein. Dealer further acknowledges that all Demonstration and/or Evaluation Copies of software and documentation hereof, and all designs, drawings, photographs, samples, literature, and other sales aids of every kind shall remain the property of AI.

b.

Notices. Dealer shall not remove, alter, cover, obscure, or deface any notice of copyright or notice of trademark or any notice of other proprietary rights placed by AI or its licensors on the Products, any Al trademark or trade name, or the trademark or trade name of any of AI's licensors. Dealer shall comply with directions and policies in this Agreement and otherwise issued by AI, from time to time, regarding the form and placement of proprietary rights notices on the Products and regarding the use of its or its licensors' copyrights, trade names, trademarks, or other proprietary rights.

c.

Prohibitions. Dealer shall not:

i.

make copies of Software or Copyrighted Materials;

ii.

make changes in the Software (such changes do not include customization of the Product for the End-user);

iii.

decompile, disassemble, or otherwise reverse engineer any Software;

iv

attempt to derive or have devised the source code of ARCHIBUS/FM or use the supplied programs and/or tools to devise alternate solutions which eliminate the need for the Software;

v.

grant licenses, leases, or other rights in the Products except in the ordinary course of business as authorized by this Agreement;

vi.

make verbal or media translations into another language of the user manuals, guides, or other documentation, or convert Software into another language, or develop or create any other product based on or derived from any Software or the associated manuals, guides, or other documentation; or

vii.

upload, download or otherwise transmit or send the Product through any telecommunications medium, except that Dealer may download and distribute Maintenance Revisions and portions of the "ARCHIBUS/FM Web Central" that is designed to be so distributed.

d.

Confidentiality. Dealer acknowledges that by reason of its relationship to AI hereunder it will have access to certain information and materials concerning AI's business, plans, End-users, technology, and products that are confidential and of substantial value to AI, which value would be impaired if such information were disclosed to third parties. Dealer agrees that it will not use in any way for its own account or the account of any third party (except as required for the purposes of this Agreement), nor disclose to any third party, any such confidential information revealed to it by AI. Dealer shall take every reasonable precaution to protect the confidentiality of such information. Confidential information shall be designated as such by AI. Without limiting the foregoing, Dealer shall not publish any technical description of the Software beyond the description published by AI. Dealer agrees that the terms of this Agreement and all confidential information shall only be disclosed to its employees on a need to know basis.

e.

Remedies. Dealer recognizes and agrees that AI's remedy at law for any breach of the provisions of this Section 12 would be inadequate, and Dealer further agrees that for breach of such provisions AI shall, in addition to such other remedies as may be available to AI at law or in equity or as provided in this Agreement be entitled to injunctive relief and to enforce the provisions hereof and protect proprietary rights in the Software and the Products by an action for specific performance.

13, TRADEMARKS AND TRADE NAMES

a.

Use. During the term of this Agreement, Dealer shall have the right to indicate to the public that it is an authorized dealer of AI's Software and to advertise (within the Territory) such Software under the trademarks and trade names that AI may adopt from time to time ("AI's Trademarks"). Dealer recognizes AI's ownership and title of AI's Trademarks and the goodwill attached thereto and agrees that any goodwill which accrues because of Dealer's use of AI's Trademarks shall vest in and become the property of AI. At no time during or after the term of this Agreement shall Dealer challenge or assist others to challenge AI's Trademarks or the registration thereof,

b.

Approval of Representations. All representations of AI's trademarks that Dealer intends to use for any purpose shall first be submitted to the appropriate AI personnel for approval of design, color, and other details or shall be exact copies of those used by AI. If any of AI's trademarks are to be used in conjunction with another trademark on or in relation to the Software, then AI's mark shall be presented equally legibly, equally prominently, but nevertheless separated from the other so that each appears to be a mark at its own right distinct from the other mark.

14, PATENT, COPYRIGHT AND TRADEMARK INDEMNITY

a.

Infringement. AI warrants that it has all rights necessary to perform the terms of this Agreement. Dealer agrees that AI has the right to defend, or at its option to settle, and AI agrees at its own expense, to defend or at its option to settle any claim, suit, or proceeding brought against Dealer or its End-users alleging infringement of any United States patent copyright or trademark by the Products distributed hereunder or the use thereof, subject to the limitations hereinafter set forth. AI shall have sole control of any such action or settlement negotiations, and AI agrees to pay, subject to the limitations hereinafter set forth, any final judgment entered against Dealer or its End-users in any such suit or proceeding defended by AI. Dealer agrees that AI at its sole option shall be relieved of the foregoing obligations unless Dealer or its End-user notifies AI promptly in writing of such claim, suit, or proceeding and gives. AI authority to proceed as contemplated herein and, at AI's expense, gives AI proper and full information and assistance to settle and/or defend any such claim, suit or proceeding. If the Products, or any part thereof, are, or in the opinion of AI, may become, the subject of any claim, suit or proceeding for infringement of any United States patent, copyright. or trademark; or, if it is determined by a court of competent jurisdiction, that the Products, or any part thereof, infringe any United States patent, copyright, or trademark, or, if the distribution or use of the Products, or any part hereof, is, as a result enjoined, then AI, may at its option and expense:

i.

procure for Dealer and its End-users the right under such patent, copyright, or trademark to distribute or use, as appropriate, the Products or such part thereof;

i.

replace the Products, or part thereof, with other suitable products or parts; or

iii.

suitably modify the Products or part thereof; or

iv.

if the use of the Products, or part thereof, is prevented by injunction. remove the Products, or part thereof, and refund the aggregate amounts paid therefor by Dealer, less a reasonable sum for use and damage. AI shall not be liable for any costs or expenses incurred without its written authorization.

b.

Limitation. Notwithstanding the provisions of Subsection 14(a) above, AI assumes no liability for (i) any infringement claims with respect to any product in or with which any of the Products may be used but not covering the Products standing alone; (ii) any trademark infringement claims involving any marks not applied or approved by AI; or (iii) the modification of the Products, or any part thereof, unless such modification was made by AI.

c.

Entire Liability. The foregoing provisions of this Section 14 state the entire liability and obligation of AI and the exclusive remedy of Dealer and its End-users with respect to any alleged infringement of patents, copyrights, trademarks, or other intellectual property rights by the sale or use of the Software, Products or any part thereof.

15. NOTIFICATION OF UNAUTHORIZED USE

DEALER SHALL PROMPTLY NOTIFY AI IN WRITING UPON as DISCOVERY OF ANY UNAUTHORlZED USE, MISAPPROPRIATION, OR INFRINGEMENT OF THE SOFTWARE OR AI'S PATENT, COPYRIGHT, TRADEMARK, OR OTHER INTELLECIUAL PROPERTY RIGHTS WITH RESPECT THERETO. AI SHALL HAVE THE SOLE AND EXCLUSIVE RIGHT TO BRING AN INFRINGEMENT ACTION OR PROCEEDING AGAINST A THRID PARTY; AND, IN THE EVENT THAT AI BRINGS SUCH AN ACTION OR PROCEEDING, DEALER SHALL COOPERATE AND PROVIDE FULL INFORMATION AND ASSISTANCE TO AI AND as COUNSEL IN CONNECTION WITH ANY SUCH ACTION OR PROCEEDING.

16. GENERAL PROVISIONS

a.

Governing Law; Arbitration. This Agreement shall be governed by and construed under the laws of The Commonwealth of Massachusetts without regard to the conflict of law or choice of law principles. Except as otherwise specifically provided herein any controversy or claim arising out of or relating to this Agreement or the breach thereof shall be settled by arbitration in Boston, Massachusetts in accordance with the then current Commercial Arbitration Rules of the American Arbitration Association, and judgement on the award rendered by the arbitrator(s) may be entered in any court having jurisdiction thereof. In the event it is determined by any entity having or claiming to have jurisdiction to settle disputes between the parties that such arbitration is invalid or not enforceable (for whatever reason), the parties expressly agree to submit to the sole jurisdiction and venue of the state or federal courts sitting in Boston, Massachusetts. For the purposes of the preceding sentence, the parties expressly consent to service of process by delivery through the first class mail, postage prepaid to the addressee's last known address.

b.

Entire Agreement. This Agreement sets forth the entire agreement and understanding of the parries relating to the subject matter hereof and supersedes all prior agreements, discussions and understandings between them.

Except with respect to (i) amendments to Exhibits A, Band F; (ii) price changes under Section 4(b); and (iii) changes in Software as contemplated by Sections I and 5(c), no modification of or amendment to this Agreement shall be effective unless in writing signed by the party to be charged therewith. No other action, omission, usage or custom shall be construed to have modified this Agreement.

c.

Waiver. No delay, omission, or failure to exercise any right or remedy provided for in this Agreement shall be deemed to be a waiver thereof or an acquiescence in the event giving rise to such remedy, but every such right or remedy may be exercised, from time to time, as may be deemed expedient by the party exercising such right or remedy.

d.

Notices. Except as otherwise permitted by the terms hereof, any notice required or permitted by this Agreement shall be in writing and shall be sent by prepaid registered or certified mail return receipt requested, or by recognized commercial courier, addressed to the other party at the address shown beneath the parties' respective signatures hereunder. Such notice shall be deemed to have been given three (3) days after deposit in the mail or two (2) days after deposit with the courier, except that notice of change of address shall be effective only upon receipt.

e.

Force Majeure. Nonperformance of either party, except for the making of payments, shall be excused to the extent that performance is rendered impossible by strike, fire, flood, governmental acts or orders or restrictions, failure of suppliers, or any other reason where failure to perform is beyond the control and not caused by the negligence of the nonperforming party.

f.

Nonassignability and Binding Effect The consideration for AI's entering into this Agreement includes the reputation, business standing and goodwill enjoyed by Dealer under its present ownership; and, accordingly. Dealer agrees that its rights and obligations under this Agreement may not be transferred or assigned and its duties may not be delegated directly or indirectly without the prior written consent of AI. Dealer shall promptly notify AI in writing of any change of ownership of Dealer or of sale of all or substantially all of Dealer's assets. Dealer acknowledges that any change of ownership. sale of all or substantially all of Dealer's assets. or attempted assignment by Dealer of this Agreement without AI's prior written consent may be grounds for immediate termination of this Agreement by AI. Subject to the foregoing, this Agreement shall be binding upon and inure to the benefit of the parties hereto their successors and assigns.

g.

Legal Expenses. The prevailing party in any arbitration or legal action brought by one party against the other and arising out of this Agreement shall be entitled, in addition to any other rights and remedies it may have. to reimbursement for its expenses, including without limitation, court costs, reasonable attorneys' fees and disbursements.

h.

Counter Parts. This Agreement may be executed in two or more counterparts each of which shall be deemed an original and all of which together shall constitute one instrument.

i.

Severance. In the event any provision of this Agreement is held invalid of unenforceable the remaining provisions of this Agreement will remain in full force and effect.

intentionally left blank

~ signature page overleaf ~

AGREEMENT NO:

________________

AGREED AND ACCEPTED AT BOSTON, MASSACHUSETTS ON THE EFFECTIVE DATE.

ARCHIBUS, Inc.

................................................

[Insert Dealer's name]

"Geoffrey Dryer"

By:

__________________________

By: _______________________________

Signature

Signature

Geoffrey Dryer

__________________________

________________________________

Printed Name

Printed Name

CTO

__________________________

________________________________

Title

Title (an authorized officer)

Address

ARCHIBUS, Inc.

Address

349 -6450 Roberts Street

100 Franklin Street

Burnaby, BC

Boston, MA  02110

Canada

United States of America

V5G 4E1

June 19, 2001

_____________________________

________________________________

Date

Date

EXHIBIT A

ARCHIBUS, INC., PRICE LIST

Reference:

Then-current Price List to be provided with executed Exhibit H memorandum.

Price List subject to change without notice.

Effective:

To be provided with executed Exhibit H memorandum

EXHIBIT B

~~~~~~~

See attached copy of then-current Standard End-user License Agreement

Reference:

License R 4:00 (worldwide).doc

Revised:

February 9, 1999

READ BEFORE OPENING PACKAGE

ARCHIBUS®

END USER LICENSE AGREEMENT

(this document consists of one (1) double sided page)

ARCHIBUS/FM

IMPORTANT READ THIS PARAGRAPH

BY OPENING THE SEALED SOFTWARE PACKAGE, INSTALLING OR OTHERWISE USING THE CONTENTS OF THE PACKAGE, YOU ACCEPT AND AGREE TO BE BOUND BY THE TERMS AND CONDITIONS OF THIS END USER LICENSE AGREEMENT (OR "EULA"). THESE ARE THE ONLY TERMS UPON WHICH ARCHIBUS® PRODUCTS WILL BE LICENSED. IF YOU DO NOT AGREE TO THE TERMS OF THE EULA, DO NOT OPEN THE PACKAGE OR USE THESE MATERIALS. PROMPTLY RETURN THE ENTIRE PACKAGE TO THE DEALER FROM WHICH YOU OBTAINED IT FOR A REFUND. THE TERMS AND CONDITIONS OF THIS EULA SHALL APPLY TO ALL PRODUCTS CONTAINED IN THE PACKAGE, REGARDLESS OF WHEN ACCESS TO THEM IS OBTAINED. YOU MUST RETURN THE ATTACHED END-USER REGISTRATION CARD TO OBTAIN ANY BENEFITS UNDER THE LIMITED WARRANTY. NON-U.S.A. END-USERS: THIS LICENSE IS CONTINGENT UPON PAYMENT AND ACTUAL RECEIPT BY ARCHIBUS, INC. OF THE APPLICABLE LICENSE FEES.

SOFTWARE

The materials in this package (consisting of compact disks, diskettes, programs, documentation, manuals, guides, database schema, database models, database hierarchies, database organization and additional components of the products, procedures and techniques) are copyrighted, and all rights in, title to, and ownership thereof are reserved by ARCHIBUS, Inc. ("AI" and collectively, the "Copyrighted Materials"). Copyright laws and international copyright treaties, as well as other intellectual property laws and treaties, protect the Copyrighted Materials. Unauthorized reproduction, appropriation of or access to the Copyrighted Materials is expressly prohibited.

GRANT OF LICENSE

The EULA is effective from the time you open this package and continues until all Copyrighted Materials have been returned to AI, or until all the Copyrighted Materials and all its components have been destroyed. This transaction is called a "license" and you are a "licensee" of AI. The Copyrighted Materials are licensed as a single unit. Its component parts may not be separated for use on more than one CPU. When you use the Copyrighted Materials ("Product") you are subject to AI's copyrights and you must not violate the terms of this EULA. Your license is *nontransferable* and *nonexclusive*. You are allowed to use the Product to manage your internal business operations only. You are not allowed to (i) use the Product or to let the Product be used for operations other than your own; (ii) provide computer time-sharing or service bureau services for third parties or to process data for third parties; and/or (iii) let the Product be used by persons outside your operations or by those that do not have a valid EULA. You are not allowed to transfer, assign, sell, license, lease, loan or rent the Product in any form, to any other persons or businesses without the prior written consent of AI. Without prejudice to AI's other rights, this EULA will automatically terminate if you fail to abide by the terms and conditions herein. UNLESS APPROVED BY AI IN WRITING, THIS LICENSE SHALL BE VOIDED IF THE PRODUCT IS INSTALLED OUTSIDE THE UNITED STATES OR CANADA WITHOUT AN ARCHIBUS HARDWARE LOCK AND/OR SOFTWARE LOCK.

SCOPE OF USE

If you wish to use the Copyrighted Materials in a computer network, information system enterprise, time sharing system, or any other multiple terminal, computer or CPU system you must obtain a license of the Product for use with each separate computer or CPU in the system. Likewise, if you utilize thin-client/server computing technology, a separate license is required for each thin-client. Use of software and/or hardware that reduces the number of users directly accessing or utilizing the server software (sometimes called *multiplexing* or *pooling* software and/or hardware) will not reduce the number of licenses required under this EULA. The required number of licenses required under this EULA should equal the number of distinct inputs to the multiplexing or pooling software and/or hardware "front end." An ARCHIBUS/FM Enterprise Access License ("EAL" or "EALs") is required if an end-user seeks to access and/or provide access to the ARCHIBUS/FM database, database tables, data modules and /or data schemas ("AFM Environment") utilizing FM Web Central or any other third party applications. The actual number of licenses granted by AI shall be evidenced by AI's license records. Any supplemental software provided by AI shall be considered part of the Product and subject to the terms of this EULA.

SUPPORT

AI may provide you with support or maintenance services related to the Product ("Support Services"). In the event AI provides Support Services, the scope and use of the Support Services shall be defined and governed by the terms and conditions contained in the ARCHIBUS/FM Technical Support Agreement or the ARCHIBUS/FM Software Maintenance Agreement (as revised from time to time). Such Support Services shall only become effective upon end-user's execution of the applicable agreement

RESTRICTIONS

You are not allowed to make copies of the Copyrighted Materials, except one copy of the software program may be made on your hard disk and then itself must be treated according to the terms and conditions listed here. (Certain software programs, marked "copy protected," may include mechanisms to prevent copying.) Except in the case of a software program for which source code is provided, you are not allowed to take any steps, such as reverse assembly (disassembly) or reverse compilation (decompilation), to "reverse engineer" the program so as to reveal the source code or underlying logic of the program. Except in the case of a software program for which a source code is provided, you are not allowed to modify a program in any manner for any purpose. AI does not make any warranties concerning any modifications you make and will not provide support for such modifications. You are not allowed to convert the Product into another programming language, or to translate the manuals, guides or other documentation into any other language, or to develop or create any other product based on or derived from the Product and/or the Copyrighted Materials. AI reserves any and all rights in and title to such derivative product/s.

LIMITED WARRANTY

AI warrants that the media on which the Product is furnished will be free from physical defects in materials under normal usage for a period of 90 calendar days from the date on which the Product is delivered to you. This warranty is limited to the original licensee who acquired the Product and is NOT transferable OR available to any other party. EXCEPT FOR THIS EXPRESS LIMITED WARRANTY, THE PRODUCT IS PROVIDED "AS IS" AND AI MAKES NO AND YOU RECEIVE NO WARRANTIES, EXPRESS, IMPLIED, STATUTORY, OR IN ANY COMMUNICATION WITH YOU; AND AI SPECIFICALLY DISCLAIMS ANY OTHER WARRANTY INCLUDING THE IMPLIED WARRANTY OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE. AI DOES NOT WARRANT THAT THE OPERATION OF THE PRODUCT WILL BE UNINTERRUPTED OR ERROR FREE. THIS LIMITED WARRANTY IS VOIDED IF PRODUCTS HAVE BEEN DAMAGED AS A RESULT OF ACCIDENT, MISUSE, ABUSE OR BY SERVICE/MODIFICATION BY ANYONE OTHER THAN AI.

LIMITED LIABILITY

IN NO EVENT SHALL AI OR ITS SUPPLIERS BE LIABLE IN ANY WAY FOR INDIRECT, SPECIAL, CONSEQUENTIAL, OR INCIDENTAL DAMAGES OF ANY NATURE (INCLUDING WITHOUT LIMITATION, LOST BUSINESS PROFITS, OR LIABILITY OR INJURY TO THIRD PERSONS, LOSS OF DATA, LOSS OF COVER, WHETHER FORESEEABLE OR NOT, REGARDLESS OF WHETHER AI OR ITS SUPPLIERS HAVE BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGE) ARISING AS A RESULT OF LICENSEE'S USE OR INABILITY TO USE A PRODUCT. YOU ACKNOWLEDGE THAT THE LICENSE FEE REFLECTS THE ALLOCATION OF RISKS BETWEEN US.

DISCLAIMER THE PRODUCTS, LIKE OTHER FINANCIAL/TECHNICAL SOFTWARE, ARE TOOLS INTENDED TO BE USED BY EXPERIENCED PROFESSIONALS ONLY. THE PRODUCT SHOULD NOT BE USED AS A SUBSTITUTE FOR YOUR JUDGEMENT. DUE TO THE LARGE VARIETY OF POTENTIAL APPLICATIONS FOR THE PRODUCT, THE PRODUCT HAS NOT BEEN TESTED IN ALL SITUATIONS UNDER WHICH IT MAY BE USED. THE PROGRAM IS NOT FAULT-TOLERANT AND IS NOT DESIGNED FOR THE ON-LINE CONTROL OF NUCLEAR FACILITIES, AIRCRAFT NAVIGATION & CONTROL SYSTEMS, DIRECT LIFE SUPPORT MACHINES OR WEAPONS SYSTEMS. AI SHALL NOT BE LIABLE IN ANY MANNER WHATSOEVER FOR THE RESULTS OBTAINED THROUGH THE USE OF THE PRODUCT. PERSONS USING THE PRODUCT ARE RESPONSIBLE FOR THE SUPERVISION, MANAGEMENT, AND CONTROL OF THE PRODUCT. THIS RESPONSIBILITY INCLUDES, BUT IS NOT LIMITED TO, THE DETERMINATION OF APPROPRIATE USES FOR THE PRODUCT AND THE SELECTION OF THE PRODUCT AND OTHER PROGRAMS TO ACHIEVE THE INTENDED RESULTS.

REMEDIES During the warranty period, AI will replace a defective Product at no additional charge, provided that the Product is returned, shipping prepaid, to AI or to the dealer from whom the Product was originally obtained. The licensee is responsible for insuring any Product so returned and assumes the risk of loss during shipping. All replaced products become the property of AI. Licensee must provide proof of the date when the Product was obtained when requesting that warranty work. Licensee may request further information on how to obtain warranty service by writing to: ARCHIBUS, Inc., 100 Franklin Street, Boston, MA 02110. Replacement of a Product, as provided in this warranty is the licensee's sole and exclusive remedy for any defect in the Product. Any replacement Product will be warranted for the remainder of the original warranty period or thirty (30) days, which ever is longer.

CONFIDENTIAL All Copyrighted Materials provided to you and marked confidential, restricted or otherwise subjected to limited access, are proprietary in nature and confidential to AI. You agree to keep such materials in confidence and not to disclose such materials to any third party, or make any commercial use thereof.

UPGRADES If the Copyrighted Materials are being licensed to you as an upgrade to Copyrighted Materials previously licensed to you, you must destroy all previously licensed materials within 60 days of the purchase of the license to use the upgrade.

THIRD PARTY RIGHTS. End Users are hereby notified that certain software manufacturers (including without limitation, Autodesk, Inc. of 111 McInnis Parkway, San Rafael, California 94903; Sybase, Inc. of 6475 Christie Avenue, Emeryville, California 94608) are third-party beneficiaries to this agreement to the extent that this EULA contains provisions that relate to end-users' use of the software application. Such provisions are made expressly for the benefit of such third-party beneficiaries and are enforceable by them in addition to AI.

PROPRIETARY RIGHTS NOTICES You must not obscure, alter, cover, deface or remove any copyright, trademark, patent, trade secret, or other legal notice contained in the Copyrighted Materials.

ALL OTHER GOVERNMENTS: The Product is licensed to government users with RESTRICTED RIGHTS. Use, duplication, or disclosure by any government user shall be subject to any applicable laws and regulations (as the same may be promulgated and/or amended from time to time) that restrict such government's rights with regard to acquiring any property rights, title, interest or claim in or to the Copyrighted Materials.

GEOGRAPHIC LIMITS, EXPORT CONTROLS END-USERS IN THE UNITED STATES AND CANADA: This Product is licensed for use in the United States of America and Canada only. Export of the Product is subject to laws, regulations, orders, or other restrictions applicable to the export of Products from the United States that may be imposed by the Government of the United States or its agencies. If the Product has been rightfully obtained by you outside of the United States, you agree that you will not re-export the Product nor any other technical data received from AI (or any direct product thereof), except as permitted by the laws and regulations of the United States and the laws and regulation of the jurisdiction in which you obtained the Product.

ALL OTHER END-USERS: This Product is licensed only for use in the country where this Product was originally shipped to you or originally installed. Export of the Product is subject to laws, regulations, orders, or other restrictions applicable to the export of Products from the United States that may be imposed by the Government of the United States or its agencies. If the Product has been rightfully obtained by you outside of the United States, you agree that you will not re-export the Product nor any other technical data received from AI (or any direct product thereof), except as permitted by the laws and regulations of the United States and the laws and regulation of the jurisdiction in which you obtained the Product.

GENERAL Nobody other than AI's legal department is authorized to make any further warranties or representations concerning the Copyrighted Materials or modify, vary, add, or delete any the warranties and representations contained in this EULA.

If AI has reasonable grounds to believe that this EULA has been breached, you agree to permit AI to conduct such audit as may be advised by its professional advisors. In the event such audit determines that you have breached this EULA, you agree to pay (a) all of AI's expenses and costs associated with such audit and (b) the appropriate license fees plus the applicable administration costs, expenses and other remedies provided under applicable law.

The UN Convention on Contracts for the Sale of Goods shall not govern this EULA; rather this EULA shall be governed and construed by the laws of the Commonwealth of Massachusetts, including its Uniform Commercial Code without reference to conflict-of-law principles. This EULA is the entire agreement between us and supersedes any other communications or advertising with respect to the Copyrighted Materials.

If for any reason a court of competent jurisdiction finds any provision herein (or any part thereof) to be unenforceable, that provision shall be enforced to the maximum extent permissible so as to give effect to the intent of the parties and the remainder of this EULA shall continue in full force and effect. In case of inconsistency between the terms of this EULA and any translation thereof, the English language meaning shall control.

License 3.4.00 (worldwide).doc Revised: 2-9-99 Printed: 04/3/00 2:14 PM

EXHIBIT   C

AUTHORIZED DEALER TERRITORY LIST

As used in this Agreement, the "Territory" is:

U.S.A.

State:

i.

ii.

iii.

iv.

v.

vi.

vii.

viii.

ix.

x.

xi.

xii.

[strike out unused blocks]

Agreed:

ARCHIBUS, INC.

"Dealer"

By:

By:

"Geoffrey Dryer"

Signature

Signature

EXHIBIT D

AUTHORIZED LOCATIONS FOR DEALERS

DEALER: AssistGlobal

1.

2.

Address:

349-6450 Roberts Street

Address:

Burnaby, BC V5G 4E1

General

General

Manager:

Steve Lisle

Manager:

Telephone: 604-878-0605

Telephone:

Fax

604-473-7980

Fax

e-mail: slisle@assistglobal.com

e-mail:

Sales Contact: Steve Lisle

Sales Contact:

Telephone:

Telephone:

Fax

Fax .

Email:

E-mail:

Tech. Support: Angela Towle

Tech. Support:

Telephone: 604-878-0605

Telephone:

Fax

604-473-7980

Fax

e-mail: atowle@assistglobal.com

e-mail:

A/P Contact Shelley Chapman

A/P Contact:

Telephone:

604-878-0605

Telephone:

Fax 604-473-7980

Fax

-

e-mail: schapman@assistglobal.com

e-mail:

Copy and complete this page for additional Authorized Locations (or strike out unused blocks).

NOTE: SECTION 4(C) OF THE AGREEMENT APPLIES TO EACH AUTHORIZED LOCATIONS. In any transaction involving an Authorized Location, AI shall collect the appropriate taxes unless Dealer provides a tax exemption certificate applicable to that Authorized Location. Please attach a copy of all applicable documents: Federal Identification Numbers(s), Tax Exemption and/or Resale Certificates, etc.

Agreed:

ARCHlBUS, INC.

"Dealer"

By:

_________________________________

 By: "Geoffrey Dryer"

Signature

        Signature

EXHIBIT E

LIST OF PRODUCTS REPRESENTED BY DEALER

1. Which of the following companies' CAD software do you now (or plan to) sell?

Now Sell:	*Plan Sell:*		*Now Sell:*	*Plan to Sell:*		*Now Sell:*	*Plan to Sell:*	
[ ]	[ ]	Autodesk	[ ]	[ ]	McDonnell Douglas/GDS	[ ]	[ ]	NumeraCAD
[ ]	[ ]	Microstation/Bentley	[ ]	[ ]	Holguin/Accugraph	[ ]	[ ]	SKOK/Drawbase
[ ]	[ ]	CADAM	[ ]	[ ]	IBM	[ ]	[ ]	Visio
[ ]	[ ]	CADvance	[ ]	[ ]	Intergraph	[ ]	[ ]	Other. ______

2. Into which markets do you primarily sell AutoCAD?

Now Sell:	*Plan Sell:*		*Now Sell:*	*Plan to Sell:*		*Now Sell:*	*Plan to Sell:*	
[ ]	[ ]	Architectural Engineering	[ ]	[ ]	Highway/Heavy Construction	[ ]	[ ]	Scientific/Technical Research
[ ]	[ ]	Architecture	[ ]	[ ]	Industrial Process Mfg.	[ ]	[ ]	Structural Engineering
[ ]	[ ]	Building Construction	[ ]	[ ]	Mapping/Resource Mgmt.	[ ]	[ ]	Tool and Die Design
[ ]	[ ]	Civil Engineering	[ ]	[ ]	Mechanical Machinery	[ ]	[ ]	Transportation/Automotive Mfg.
[ ]	[ ]	Electrical Engineering	[ ]	[ ]	Mining/Exploration/Drilling	[ ]	[ ]	Other: ______
[ ]	[ ]	Electronic Engineering	[ ]	[ ]	Plastic Part Design	[ ]	[ ]	Other: ______
[ ]	[ ]	Facilities/Space Planning	[ ]	[ ]	Presentation/Studio Graphics	[ ]	[ ]	Other: ______

3. Which facilities management related applications and databases do you now (or plan to) sell/support?

Category		*Now Sell/Support:*	*Product Name*	*Plan to Sell/Support:*	*Product Name*
A/E/C:		[ ]		[ ]	
Databases:		[ ]		[ ]	
Networks:		[ ]		[ ]	
Financial/Accounting Systems:		[ ]		[ ]	
Project Management:		[ ]		[ ]	
Facilities Management:		[ ]	ARCHIBUS/FM	[ ]	
Real Property and Lease Management:		[ ]	↓	[ ]	
Space Management:		[ ]	↓	[ ]	
Room Scheduling & Management:		[ ]	↓	[ ]	
Design Management:		[ ]	↓	[ ]	
Furniture & Equipment Management:		[ ]	↓	[ ]	
Telecommunications & Cable Management:		[ ]	↓	[ ]	
Building Operations Management:		[ ]	↓	[ ]	
Facilities Info. Management Systems:		[ ]	↓	[ ]	
Maintenance Management (CMMS):		[ ]		[ ]	
Executive Information Systems:		[ ]		[ ]	
Business Graphics:		[ ]		[ ]	
Document Management Systems:		[ ]		[ ]	
Geographic Information Systems:		[ ]		[ ]	
OTHER:	1.	[ ]		[ ]	
	2.	[ ]		[ ]	
	3.	[ ]		[ ]	

Name of Dealer: ASSISTGLOBAL

By: [signature]
Signature

© 2000. ARCHIBUS, Inc. All rights reserved. Confidential.
Dealer Agreement - Exhibits A to G - R5.00 (United States).doc

EXHIBIT F

See attached copy of Standard ARCHIBUS, INC., PRODUCT ORDER FORM (RESELLER)

Reference:

Q1016 - 8/00

Effective:

August 31, 2000

EXHIBIT G

SUPPORT SERVICES

DEALER REQUIREMENTS.

The Dealer (and each Authorized Location) must meet the following requirements. If the Dealer is unable to provide some or all of the following services, Dealer must arrange with ARCHIBUS, Inc. to provide said services to the Dealer's ARCHIBUS/FM end-users.

1. Overall Requirements. Dealer must:
   a. Be familiar with Windows 3x, Windows 95/98/2000, and Windows NT.
   b. Have installed and running at all Authorized Locations either the Single User or Single User/Authoring version of ARCHIBUS/FM. In addition, Dealer should have installed and running at all Authorized Locations AutoCAD R13 and R14, along with the ARCHIBUS/FM Overlay.

2. Database Support Requirements. Dealer must:
   a. Be able to administer, manage, and monitor the database (of end-users of choice).
   b. Be able to install versions of databases supported by ARCHIBUS/FM.
   c. Obtain DBA certification or properly trained DBAs for databases supported by ARCHIBUS/FM.

3. Network Installations Requirements. Dealer must:
   a. Have a working knowledge of Windows NT Server and/or Novell networking environments.
   b. Be able to install software on end-user's server and set up client workstations.

4. Installation Services. Dealer must be able to:
   a. Install ARCHIBUS/FM on the end-user's operating system — Windows 95/98/2000, and Windows NT.
   b. Verify that ARCHIBUS/FM is fully functional at end-user's site, including editing and plotting of sample drawing files.
   c. Install software on server/client stations.
   d. Launch software on all client stations.
   e. Verify access to purchased modules.
      i. Load database tables
      ii. Load table & drawing view
      iii. Run actions—form and calculations
      iv. Load reports and queries and print for
         - Data only
         - Data and drawing(s)
         - Data and chart(s)
         - Data and barcode
   f. Launch and test EIS from product CD (Install EIS Alt as per instructions)

5. Training. Dealer must:
   a. Offer instruction in the use of operating systems on which the Dealer sells ARCHIBUS products.
   b. Offer introduction to ARCHIBUS/FM, at least 8 hours, including:
      i. Navigator

© 2000. ARCHIBUS, Inc. All rights reserved. Confidential.
Dealer Agreement - Exhibits A to G - R5.00 (United States).doc

167

Exhibit H

DEALER DISCOUNT MEMORANDUM

To: ____ __________________ __________________ [insert Dealer's name]

Date: _ __________ __

Re: Dealer Discount

This Memorandum is executed pursuant to section 4(b) of the ARCHIBUS/FM Dealer Agreement executed by and between us. Your initial revenue target will be:

Quarterly Target (USD) $22,500

Commencing with the effective date below, please be notified as follows:

A. Products purchased:
Your Dealer Discount shall be reflected in the difference between the S.R.P. and Dealer Cost listed in Exhibit A (ARCHIBUS/FM–Version 11 - USA and Canada Price List - Effective: 31–August-2000).

B. Services purchased:
   i. *Technical support (all items bearing code ASC):* Your Dealer Discount shall be reflected in the difference between the S.R.P. and Dealer Cost set out in Exhibit A.

   ii. *Training & services (all items coded TR 200 through TR 210 and CM-200):* Your Dealer Discount shall be reflected in difference between the End-User Price and Dealer Cost/unit set in Exhibit A.

   iii. *All other services:* Your Dealer Discount for all other services shall be agreed before placement of the order.

C. ARCHIBUS, Inc. reserves the right (at its sole discretion) to revise the Price List and/or these Dealer Discounts from time to time, without notice.

D. In the event ARCHIBUS, Inc. revises the Price List and/or these Dealer Discounts, ARCHIBUS, Inc. shall issue another Price List and Memorandum in place hereof.

Effective Date: ____________________

ARCHIBUS, Inc.

By: [signature]
Signature

Geoffrey L. Dyer
Printed Name

CTO
Title

© 2000. ARCHIBUS, Inc. All rights reserved. Confidential.
Dealer Agreement - Exhibit H – R5.00 (Canada).doc

Exhibit 4.11

THIS AGREEMENT is made as of the 6th day of July, 2003.

AMONG:

AssistGlobal Technologies Corp.

#1304-925 West Georgia Street

Vancouver, BC

V6C 3L2

(the "Issuer")

AND:

Pacific Corporate Trust Company

625 Howe Street, 10th Floor

Vancouver, B.C.

V6C 3B8

(the "Escrow Agent")

AND:

EACH OF THE UNDERSIGNED SECURITYHOLDERS OF THE ISSUER

(a "Securityholder" or "you")

(collectively, the "Parties")

This Agreement is being entered into by the Parties in connection with the acquisition by the Issuer of all of the issued and outstanding common shares of AssistGlobal.com Communications Inc.

For good and valuable consideration, the Parties agree as follows:

PART 1

ESCROW

1.1

Appointment of Escrow Agent

The Issuer and the Securityholders appoint the Escrow Agent to act as escrow agent under this Agreement.  The Escrow Agent accepts the appointment.

1.2

Deposit of Escrow Securities in Escrow

(1)

You are depositing the securities listed opposite your name in Schedule "A" with the Escrow Agent to be held in escrow under this Agreement.  You will immediately deliver or cause to be delivered to the Escrow Agent any share certificates or other evidence of these securities which you have or which you may later receive.

(2)

You will immediately deliver to the Escrow Agent any replacement share certificates or other evidence of additional escrow securities issued to you.

1.3

Direction to Escrow Agent

The Issuer and the Securityholders direct the Escrow Agent to hold the escrow securities in escrow until they are released from escrow under this Agreement.

PART 2

RELEASE OF ESCROW SECURITIES

2.1

Release Provisions

The provisions of Schedule "B" are incorporated into and form part of this Agreement.

2.2

Delivery of Share Certificates for Escrow Securities

The Escrow Agent will send to each Securityholder any share certificates or other evidence of that Securityholder's escrow securities in the possession of the Escrow Agent released from escrow as soon as reasonably practicable after the release.

2.3

Replacement Certificates

If, on the date a Securityholder's escrow securities are to be released, the Escrow Agent holds a share certificate or other evidence representing more escrow securities than are to be released, the Escrow Agent will deliver the share certificate or other evidence to the Issuer or its transfer agent and request replacement share certificates or other evidence.  The Issuer will cause replacement share certificates or other evidence to be prepared and delivered to the Escrow Agent.  After the Escrow Agent receives the replacement share certificates or other evidence, the Escrow Agent will send to the Securityholder or at the Securityholder's direction, the replacement share certificate or other evidence of the escrow securities released.  The Escrow Agent and Issuer will act as soon as reasonably practicable.

PART 3

DEALING WITH ESCROW SECURITIES

3.1

Restriction on Transfer, etc.

Unless it is expressly permitted in this Agreement, you will not sell, transfer, assign, mortgage, enter into a derivative transaction concerning, or otherwise deal in any way with your escrow securities or any related share certificates or other evidence of the escrow securities.

3.2

Pledge, Mortgage or Charge as Collateral for a Loan

You may pledge, mortgage or charge your escrow securities to a financial institution as collateral for a loan, provided that no escrow securities or any share certificates or other evidence of escrow securities will be transferred or delivered by the Escrow Agent to the financial institution for this purpose. The loan agreement must provide that the escrow securities will remain in escrow if the lender realizes on the escrow securities to satisfy the loan.

3.3

Voting of Escrow Securities

You may exercise voting rights attached to your escrow securities while your securities are held in escrow.

3.4

Dividends on Escrow Securities

You may receive a dividend or other distribution on your escrow securities, and elect the manner of payment from the standard options offered by the Issuer.  If the Escrow Agent receives a dividend or other distribution on your escrow securities, whether or not the dividend is additional securities of the Issuer, the Escrow Agent will pay the dividend or other distribution to you on receipt.

3.5

Exercise of Other Rights Attaching to Escrow Securities

You may exercise your rights to exchange or convert your escrow securities in accordance with this agreement.

PART 4

PERMITTED TRANSFERS WITHIN ESCROW

4.1

Transfers

(1)

You may transfer escrow securities within escrow if the Issuer's board of directors has approved the transfer and provided that prior to the proposed transfer the Escrow Agent receives:

(a)

a certified copy of the resolution of the board of directors of the Issuer approving the transfer;

(b)

an acknowledgement in the form of Schedule "C" signed by the transferee; and

(c)

a transfer power of attorney, completed and executed by the transferor in accordance with the requirements of the Issuer's transfer agent.

4.2

Transfer upon Bankruptcy

(1)

You may transfer escrow securities within escrow to a trustee in bankruptcy subject to the Escrow Agent receiving:

(a)

a certified copy of either

(i)

the assignment in bankruptcy filed with the Superintendent of Bankruptcy, or

(ii)

the receiving order adjudging the Securityholder bankrupt;

(b)

a certified copy of a certificate of appointment of the trustee in bankruptcy;

(c)

a transfer power of attorney, duly completed and executed by the transferor in accordance with the requirements of the Issuer's transfer agent; and

(d)

an acknowledgment in the form of Schedule "C" signed by

(i)

the trustee in bankruptcy or

(ii)

on direction from the trustee, with evidence of that direction attached to the acknowledgement form, another person or company legally entitled to the escrow securities.

4.3

Transfer Upon Realization of Pledged, Mortgaged or Charged Escrow Securities

(1)

You may transfer escrow securities you have pledged, mortgaged or charged under section 3.2 to a financial institution as collateral for a loan within escrow to the lender on realization subject to the Escrow Agent receiving:

(a)

a statutory declaration of an officer of the financial institution that the financial institution is legally entitled to the escrow securities;

(b)

a transfer power of attorney, executed by the transferor in accordance with the requirements of the Issuer's transfer agent; and

(c)

an acknowledgement in the form of Schedule "C" signed by the financial institution.

4.4

Transfer to Certain Plans and Funds

(1)

You may transfer escrow securities within escrow to or between a registered retirement savings plan (RRSP), registered retirement income fund (RRIF) or other similar registered plan or fund with a trustee, where the beneficiaries of the plan or fund are limited to you and your spouse, children and parents subject to the Escrow Agent receiving:

(a)

evidence from the trustee of the transferee plan or fund, or the trustee's agent, stating that, to the best of the trustee's knowledge, the annuitant of the RRSP or RRIF or the beneficiaries of the other registered plan or fund do not include any person or company other than you and your spouse, children and parents;

(b)

a transfer power of attorney, executed by the transferor in accordance with the requirements of the Issuer's transfer agent; and

(c)

an acknowledgement in the form of Schedule "C" signed by the trustee of the plan or fund.

4.5

Effect of Transfer Within Escrow

After the transfer of escrow securities within escrow, the escrow securities will remain in escrow and released from escrow under this Agreement as if no transfer has occurred, on the same terms that applied before the transfer.  The Escrow Agent will not deliver any share certificates or other evidence of the escrow securities to transferees under this Part 5.

PART 5

BUSINESS COMBINATIONS

5.1

Business Combinations

This Part applies to the following (business combinations):

(a)

a formal take-over bid for all outstanding securities of the Issuer or which, if successful, would result in a change of control of the Issuer

(b)

a formal issuer bid for all outstanding equity securities of the Issuer

(c)

a statutory arrangement

(d)

an amalgamation

(e)

a merger

(f)

a reorganization that has an effect similar to an amalgamation or merger

5.2

Delivery to Escrow Agent

(1)

You may tender your escrow securities to a person or company in a business combination.  At least five business days prior to the date the escrow securities must be tendered under the business combination, you must deliver to the Escrow Agent:

(a)

a written direction signed by you that directs the Escrow Agent to deliver to the depositary under the business combination any share certificates or other evidence of the escrow securities and a completed and executed cover letter or similar document and, where required, transfer power of attorney completed and executed for transfer in accordance with the requirements of the Issuer's depository, and any other documentation specified or provided by you and required to be delivered to the depositary under the business combination; and

(b)

any other information concerning the business combination as the Escrow Agent may reasonably require.

5.3

Delivery to Depositary

(1)

As soon as reasonably practicable, and in any event no later than three business days after the Escrow Agent receives the documents and information required under section 5.2, the Escrow Agent will deliver to the depositary, in accordance with the direction, any share certificates or other evidence of the escrow securities, and a letter addressed to the depositary that

(a)

identifies the escrow securities that are being tendered;

(b)

states that the escrow securities are held in escrow;

(c)

states that the escrow securities are delivered only for the purposes of the business combination and that they will be released from escrow only after the Escrow Agent receives the information described in section 5.4;

(d)

if any share certificates or other evidence of the escrow securities have been delivered to the depositary, requires the depositary to return to the Escrow Agent, as soon as practicable, the share certificates or other evidence of escrow securities that are not released from escrow into the business combination; and

(e)

where applicable, requires the depositary to deliver or cause to be delivered to the Escrow Agent, as soon as practicable, share certificates or other evidence of additional escrow securities that you acquire under the business combination.

5.4

Release of Escrow Securities to Depositary

(1)

The Escrow Agent will release from escrow the tendered escrow securities provided that the Escrow Agent receives a declaration signed by the depositary or, if the direction identifies the depositary as acting on behalf of another person or company in respect of the business combination, by that other person or company, that

(i)

the terms and conditions of the business combination have been met or waived; and

(ii)

the escrow securities have either been taken up and paid for or are subject to an unconditional obligation to be taken up and paid for under the business combination.

5.5

New Securities not subject to Escrow

(1)

If you receive securities of another issuer in exchange for your escrow securities, the new securities will not be subject to escrow.

PART 6

RESIGNATION OF ESCROW AGENT

6.1

Resignation of Escrow Agent

(1)

If the Escrow Agent wishes to resign as escrow agent, the Escrow Agent will give written notice to the Issuer.

(2)

If the Issuer wishes to terminate the Escrow Agent as escrow agent, the Issuer will give written notice to the Escrow Agent.

(3)

If the Escrow Agent resigns or is terminated, the Issuer will be responsible for ensuring that the Escrow Agent is replaced not later than the resignation or termination date by another escrow agent that has accepted such appointment, which appointment will be binding on the Issuer and the Securityholders.

(4)

The resignation or termination of the Escrow Agent will be effective, and the Escrow Agent will cease to be bound by this Agreement, on the date that is 60 days after the date of receipt of the notices referred to above by the Escrow Agent or Issuer, as applicable, or on such other date as the Escrow Agent and the Issuer may agree upon (the "resignation or termination date"), provided that the resignation or termination date will not be less than 10 business days before a release date.

(5)

If the Issuer has not appointed a successor escrow agent within 60 days of the resignation or termination date, the Escrow Agent will apply, at the Issuer's expense, to a court of competent jurisdiction for the appointment of a successor escrow agent, and the duties and responsibilities of the Escrow Agent will cease immediately upon such appointment.

(6)

On any new appointment under this section, the successor Escrow Agent will be vested with the same powers, rights, duties and obligations as if it had been originally named herein as Escrow Agent, without any further assurance, conveyance, act or deed.  The predecessor Escrow Agent, upon receipt of payment for any outstanding account for its services and expenses then unpaid, will transfer, deliver and pay over to the successor Escrow Agent, who will be entitled to receive, all securities, records or other property on deposit with the predecessor Escrow Agent in relation to this Agreement and the predecessor Escrow Agent will thereupon be discharged as Escrow Agent.

PART 7

NOTICES

7.1

Notice to Escrow Agent

Documents will be considered to have been delivered to the Escrow Agent on the next business day following the date of transmission, if delivered by fax, the date of delivery, if delivered by hand during normal business hours or by prepaid courier, or 5 business days after the date of mailing, if delivered by mail, to the following:

Pacific Corporate Trust Company

625 Howe Street - 10th Floor

Vancouver, B.C.

V6C 3B8

Attention:  Manager, Corporate Trust

Telephone 604-689-9853

Facsimile  604-689-8144

7.2

Notice to Issuer

Documents will be considered to have been delivered to the Issuer on the next business day following the date of transmission, if delivered by fax, the date of delivery, if delivered by hand or by prepaid courier, or 5 business days after the date of mailing, if delivered by mail, to the following:

AssistGlobal Technologies Corp.

#1304-925 West Georgia Street

Vancouver, BC

V6C 3L2

Attention:  Praveen Varshney

Telephone:  (604) 684-2181

Facsimile:   (604) 682-4768

7.3

Deliveries to Securityholders

Documents will be considered to have been delivered to a Securityholder on the date of delivery, if delivered by hand or by prepaid courier, or 5 business days after the date of mailing, if delivered by mail, to the address on the Issuer's share register.

Any share certificates or other evidence of a Securityholder's escrow securities will be sent to the Securityholder's address on the Issuer's share register unless the Securityholder has advised the Escrow Agent in writing otherwise at least ten business days before the escrow securities are released from escrow.  The Issuer will provide the Escrow Agent with each Securityholder's address as listed on the Issuer's share register.

7.4

Change of Address

(1)

The Escrow Agent may change its address for delivery by delivering notice of the change of address to the Issuer and to each Securityholder.

(2)

The Issuer may change its address for delivery by delivering notice of the change of address to the Escrow Agent and to each Securityholder.

(3)

A Securityholder may change that Securityholder's address for delivery by delivering notice of the change of address to the Issuer and to the Escrow Agent.

7.5

Postal Interruption

A party to this Agreement will not mail a Document if the party is aware of an actual or impending disruption of postal service.

PART 8

OTHER CONTRACTUAL ARRANGEMENTS

8.1

Escrow Agent Not a Trustee

The Escrow Agent accepts duties and responsibilities under this Agreement, and the escrow securities and any share certificates or other evidence of these securities, solely as a custodian, bailee and agent. No trust is intended to be, or is or will be, created hereby and the Escrow Agent shall owe no duties hereunder as a trustee.

8.2

Escrow Agent Not Responsible for Genuineness

The Escrow Agent will not be responsible or liable in any manner whatever for the sufficiency, correctness, genuineness or validity of any escrow security deposited with it.

8.3

Escrow Agent Not Responsible for Furnished Information

The Escrow Agent will have no responsibility for seeking, obtaining, compiling, preparing or determining the accuracy of any information or document, including the representative capacity in which a party purports to act, that the Escrow Agent receives as a condition to a release from escrow or a transfer of escrow securities within escrow under this Agreement.

8.4

Escrow Agent Not Responsible after Release

The Escrow Agent will have no responsibility for escrow securities that it has released to a Securityholder or at a Securityholder's direction according to this Agreement.

8.5

Indemnification of Escrow Agent

The Issuer and each Securityholder hereby jointly and severally agree to indemnify and hold harmless the Escrow Agent, its affiliates, and their current and former directors, officers, employees and agents from and against any and all claims, demands, losses, penalties, costs, expenses, fees and liabilities, including, without limitation, legal fees and expenses, directly or indirectly arising out of, in connection with, or in respect of, this Agreement, except where same result directly and principally from gross negligence, wilful misconduct or bad faith on the part of the Escrow Agent. This indemnity survives the release of the escrow securities, the resignation or termination of the Escrow Agent and the termination of this Agreement.

8.6

Additional Provisions

(1)

The Escrow Agent will be protected in acting and relying reasonably upon any notice, direction, instruction, order, certificate, confirmation, request, waiver, consent, receipt, statutory declaration or other paper or document (collectively referred to as "Documents") furnished to it and purportedly signed by any officer or person required to or entitled to execute and deliver to the Escrow Agent any such Document in connection with this Agreement, not only as to its due execution and the validity and effectiveness of its provisions, but also as to the truth or accuracy of any information therein contained, which it in good faith believes to be genuine.

(2)

The Escrow Agent will not be bound by any notice of a claim or demand with respect thereto, or any waiver, modification, amendment, termination or rescission of this Agreement unless received by it in writing, and signed by the other Parties, and, if the duties or indemnification of the Escrow Agent in this Agreement are affected, unless it has given its prior written consent.

(3)

The Escrow Agent may consult with or retain such legal counsel and advisors as it may reasonably require for the purpose of discharging its duties or determining its rights under this Agreement and may rely and act upon the advice of such counsel or advisor.  The Escrow Agent will give written notice to the Issuer as soon as practicable that it has retained legal counsel or other advisors.  The Issuer will pay or reimburse the Escrow Agent for any reasonable fees, expenses and disbursements of such counsel or advisors.

(4)

In the event of any disagreement arising under the terms of this Agreement, the Escrow Agent will be entitled, at its option, to refuse to comply with any and all demands whatsoever until the dispute is settled either by a written agreement among the Parties or by a court of competent jurisdiction.

(5)

The Escrow Agent will have no duties or responsibilities except as expressly provided in this Agreement and will have no duty or responsibility under the Policy or arising under any other agreement, including any agreement referred to in this Agreement, to which the Escrow Agent is not a party.

(6)

The Escrow Agent will have the right not to act and will not be liable for refusing to act unless it has received clear and reasonable documentation that complies with the terms of this Agreement. Such documentation must not require the exercise of any discretion or independent judgment.

(7)

The Escrow Agent is authorized to cancel any share certificate delivered to it and hold such Securityholder's escrow securities in electronic, or uncertificated form only, pending release of such securities from escrow.

(8)

The Escrow Agent will have no responsibility with respect to any escrow securities in respect of which no share certificate or other evidence or electronic or uncertificated form of these securities has been delivered to it, or otherwise received by it.

8.7

Limitation of Liability of Escrow Agent

The Escrow Agent will not be liable to any of the Parties hereunder for any action taken or omitted to be taken by it under or in connection with this Agreement, except for losses directly, principally and immediately caused by its bad faith, wilful misconduct or gross negligence. Under no circumstances will the Escrow Agent be liable for any special, indirect, incidental, consequential, exemplary, aggravated or punitive losses or damages hereunder, including any loss of profits, whether foreseeable or unforeseeable. Notwithstanding the foregoing or any other provision of this Agreement, in no event will the collective liability of the Escrow Agent under or in connection with this Agreement to any one or more Parties, except for losses directly caused by its bad faith or wilful misconduct, exceed the amount of its annual fees under this Agreement or the amount of three thousand dollars ($3,000.00), whichever amount shall be greater.

8.8

Remuneration of Escrow Agent

The Issuer will pay the Escrow Agent reasonable remuneration for its services under this Agreement, which fees are subject to revision from time to time on 30 days' written notice.  The Issuer will reimburse the Escrow Agent for its expenses and disbursements. Any amount due under this section and unpaid 30 days after request for such payment, will bear interest from the expiration of such period at a rate per annum equal to the then current rate charged by the Escrow Agent, payable on demand.

PART 9

GENERAL

9.1

Interpretation - "holding securities"

When this Agreement refers to securities that a Securityholder "holds", it means that the Securityholder has direct or indirect beneficial ownership of or control or direction over the securities.

9.2

Termination, Amendment, and Waiver of Agreement

(1)

This Agreement shall only terminate:

(a)

with respect to all the Parties:

 (i)

upon the agreement in writing of all Parties; or

(iii)

when the Securities of all Securityholders have been released from escrow pursuant to this Agreement; and

(b)

with respect to a Party if the Party is a Securityholder, when all of the Securityholder's Securities have been released from escrow pursuant to this Agreement.

(2)

No amendment or waiver of this Agreement or any part of this Agreement shall be effective unless the amendment or waiver is evidenced in writing signed by all the Parties.

9.3

Severance of Illegal Provision

Any provision or part of a provision of this Agreement determined by a court of competent jurisdiction to be invalid, illegal or unenforceable shall be deemed stricken to the extent necessary to eliminate any invalidity, illegality or unenforceability, and the rest of the Agreement and all other provisions and parts thereof shall remain in full force and effect and be binding upon the parties hereto as though the said illegal and/or unenforceable provision or part thereof had never been included in this Agreement.

9.5

Further Assurances

The Parties will execute and deliver any further documents and perform any further acts reasonably requested by any of the Parties to this agreement which are necessary to carry out the intent of this Agreement.

9.6

Time

Time is of the essence of this Agreement.

9.7

Governing Laws

The laws of  British Columbia and the applicable laws of Canada will govern this Agreement.

9.8

Counterparts

The Parties may execute this Agreement by fax and in counterparts, each of which will be considered an original and all of which will be one agreement.

9.9

Singular and Plural

Wherever a singular expression is used in this Agreement, that expression is considered as including the plural or the body corporate where required by the context.

9.10

Benefit and Binding Effect

This Agreement will benefit and bind the Parties and their heirs, executors, administrators, successors and permitted assigns and all persons claiming through them as if they had been a Party to this Agreement.

9.11

Entire Agreement

This is the entire agreement among the Parties concerning the subject matter set out in this Agreement and supersedes any and all prior understandings and agreements.

9.12

Successor to Escrow Agent

Any corporation with which the Escrow Agent may be amalgamated, merged or consolidated, or any corporation succeeding to the business of the Escrow Agent will be the successor of the Escrow Agent under this Agreement without any further act on its part or on the part or any of the Parties.

The Parties have executed and delivered this Agreement as of the date set out above.

Pacific Corporate Trust Company

_________________________________________

Authorized signatory

________________________________________

Authorized signatory

AssistGlobal Technologies Inc.

"Catherine Stauber"

____________________________________________

Authorized signatory

"Geoffrey Dryer"

_____________________________________________

Authorized signatory

Signed, sealed and delivered by

)

Catherine Stauber in the presence of:

)

)

Catherine Stauber

)

Name

)

)

"Catherine Stauber"

984 Aspen Road

)

________________________

Address

)

Catherine Stauber

)

Comox, BC  V9M 2Y8

)

)

)

CEO

)

Occupation

)

Signed, sealed and delivered by

)

Geoffrey Dryer on his own behalf and on

)

behalf of Shelley Chapman

)

as her power of attorney in the presence of:

)

)

Geoffrey Dryer

)

Name

)

)

"Geoffrey Dryer"

2641 Fortress Drive

)

________________________

Address

)

Geoffrey Dryer

)

Port Coquitlam, BC  V3C 6G7

)

)

President/CTO

)

Occupation

)

SCHEDULE "A"

Securityholder

Name: 440819 B.C. Ltd.

Name of Authorized Signatory (please print):

Catherine Stauber

Signature of person authorized:

"Catherine Stauber"

Address for Notice:

984

Aspen Road,

Comox, B.C.

V9M 3Y8

Securities:
Class	Number	Certificate(s) (if applicable)
Common	2,941,563

SCHEDULE "A"

Securityholder

Name: Geoff Dryer and Shelley Chapman

Signature:

Geoffrey Dryer

Signature:

"Geoffrey Dryer"

Address for Notice:

2641 Fortress Drive

Coquitlam, B.C.

V3C 6G7

Securities:
Class	Number	Certificate(s) (if applicable)
Common	2,941,563

SCHEDULE "A"

Securityholder

Name: SNJ Capital Ltd.

Name of Authorized Signatory (please print):

Sokhie Puar

Signature of person authorized:

"Sokhie Puar"

Address for Notice:

5580 McColl Cres.

Richmond BC

V6V 2L6

Securities:
Class	Number	Certificate(s) (if applicable)
Common	460,000

SCHEDULE "A"

Securityholder

Name: Vandana Ventures Inc.

Name of Authorized Signatory (please print):

Hari Varshney

Signature of person authorized:

"Hari Varshney"

Address for Notice:

#1304 - 925 West Georgia Street

Vancouver B.C.

V6C 3L2

Securities:
Class	Number	Certificate(s) (if applicable)
Common	590,000

SCHEDULE "A"

Securityholder

Name:

Bijay Singh

Signature:

"Bijay Singh"

Address for Notice:

1075 E. 54th Avenue

Vancouver, B.C.

V5X 2L7

Securities:
Class	Number	Certificate(s) (if applicable)
Common	200,000

SCHEDULE "A"

Securityholder

Name: Madhuri Ventures Inc.

Name of Authorized Signatory (please print):

Hari Varshney

Signature of person authorized:       "Hari Varshney"

Address for Notice:

4506 Belmont Avenue

Vancouver, B.C.

V6R 1C4

Securities:
Class	Number	Certificate(s) (if applicable)
Common	500,000

SCHEDULE B

RELEASE OF SECURITIES

Timed Release

Release Dates	Percentage of Total Escrowed Securities to be Released	Total Number of Escrowed Securities to be Released
September 30, 2004	10% of your securities
March 30, 2005	10% of the original amount of your escrow securities
September 30, 2005	10% of the original amount of your escrow securities
March 30, 2006	15% of the original amount of your escrow securities
September 30, 2006	15% of the original amount of your escrow securities
March 30, 2007	20% of the original amount of your escrow securities
September 30, 2007	20% of the original amount of your escrow securities
TOTAL	100%

SCHEDULE "C"

To:

the Pacific Corporate Trust Company

The undersigned acknowledges that the securities ("Securities") listed in Schedule 1 attached, have been or will be transferred to the undersigned and that such securities are subject to an
escrow agreement dated	(the "Escrow Agreement").

For other good and valuable consideration, the undersigned agrees to be bound by the Escrow Agreement in respect of the Securities, as if the undersigned was an original signatory to the Escrow Agreement.

Dated at:

 _____________________________ on ____________________________________.

Where the Security Holder is an Individual:

_____________________________________

[Signature of transferee/purchaser]

Signed, sealed and delivered by ____________________________ [print name of transferee/purchaser]

in the presence of ________________________________________. [print name of witness]

_____________________________________

[Signature of witness]

_____________________________________

[Occupation of witness]

[Address of witness]

Where the Security Holder is a Company:

_____________________________________

[Signature of authorized representative of transferee/purchaser]

_____________________________________

[Signature of authorized representative of transferee/purchaser]

Schedule 1

Name of Security Holder (Transferor)	Name of Security Holder (Transferee)	Beneficial Owner	Number of Securities	Certificate Numbers

Exhibit 6

Computation of Per Share Earnings

Loss per share has been calculated based on the weighted average number of shares outstanding during the periods. Fully diluted loss per share has not been presented as it would be anti-dilutive.

Exhibit 8

List of Subsidiaries

The Parent Company has two subsidiaries.  The particulars regarding the Parent Company's subsidiary is as follows:

AssistGlobal Inc., (formerly AssistGlobal.com Communications Inc.) incorporated federally (Canada) in February 2000

AssistGlobal USA Inc., incorporated in the State of Nevada, September 24, 2003.

Both AssistGlobal Inc. and AssistGlobal USA Inc. are wholly owned subsidiaries of the Parent Company.

Exhibit 12.1

CERTIFICATION OF CHIEF EXECUTIVE OFFICER

I, Catherine Stauber, certify that:

1.

I have reviewed this annual report on Form 20-F of AssistGlobal Technologies Corp. (formerly IGN Internet Global Network Inc.);

2.

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report.

3.

Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial conditions, results of operations and cash flows of the registrant as of, and for, the periods presented in this report.

4.

The registrant's other certifying officers and are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f) for the registrant and have:

a.

designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b.

designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision , to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c.

evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by this report based on such evaluation; and

d.

disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the period covered by this report that has materially affected, or is reasonable likely to materially affect, the registrant's internal control over financial reporting;

5.

The registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

a.

all significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information ;and

b.

any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls over financial reporting.

"Catherine Stauber"

Catherine Stauber

Chief Executive Officer

Date: June 28, 2004

Exhibit 12.2

CERTIFICATION OF CHIEF FINANCIAL OFFICER

I, Praveen Varshney, certify that:

1.

I have reviewed this annual report on Form 20-F of AssistGlobal Technologies Corp. (formerly IGN Internet Global Network Inc.);

2.

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report.

3.

Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial conditions, results of operations and cash flows of the registrant as of, and for, the periods presented in this report.

4.

The registrant's other certifying officers and are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f) for the registrant and have:

a.

designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b.

designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision , to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c.

evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by this report based on such evaluation; and

d.

disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the period covered by this report that has materially affected, or is reasonable likely to materially affect, the registrant's internal control over financial reporting;

5.

The registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

a.

all significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information ;and

b.

any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls over financial reporting.

"Praveen Varshney"

Praveen Varshney

Chief Financial Officer

Date: June 28, 2004

Exhibit 13

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO SECTION 906

OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of AssistGlobal Technologies Corp. (the "Company") on Form 20-F for the financial year ending December 31, 2003 as filed with the Securities and Exchange Commission (the "Report"), each of the undersigned officers of the Company hereby certifies, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1)

The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)

The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date:      June 28, 2004

//s// Catherine Stauber

Catherine Stauber, Director,

Chief Executive Officer

//s// Praveen K. Varshney

Praveen K. Varshney, Director,

Chief Financial Officer