Form 20-F/A
period 2003-12-31
ASSISTGLOBAL TECHNOLOGIES CORP
filed 2005-03-16
CIK 1036140

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F/A

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

None

(Title of Class)

Number of outstanding shares of each of the Company’s classes of capital or common stock as of the period covered by the annual report. As of December 31, 2003, there were 16,003,343 common shares issued and outstanding.

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
ITEM 14. MATERIAL MODIFICATION TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS 50
ITEM 15. CONTROLS AND PROCEDURES 50
ITEM 16. RESERVED 51
ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT 51
ITEM 16B. CODE OF ETHICS 51
ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES 51
ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES 52

GLOSSARY OF TERMS

Browser	Software, such as Netscape and Internet Explorer that enables the user to view and experience web pages.
CD ROM	Abbreviation of Compact Disc-Read-Only Memory, an optical disk capable of storing large amounts of electronic data.
Electronic mail (e-mail)	The transmission of messages over communications networks. The messages can be notes entered from a user’s keyboard or attached electronic files.
Electronic Cash	Monetary value in an electronic form used to perform financial transactions specifically on the Internet and other electronic formats.
Internet	A global network connection of computers allowing users to transfer and share files, data, information and financial transactions.
Internet Commerce Service	A service provided over the internet with the intention of developing profitable operations.
Internet Commerce Service Provider	An organization that provides users with the ability to transact commerce over the Internet.
Internet Service Provider	An organization that provides users with access to the Internet.
Web site	A registered location on the World Wide Web owned and managed by an individual, company or organization.
World Wide Web	A portion of the Internet that enables Web site owners to display or promote products, services, activities or information.

Words importing the singular number only include the plural and vice versa, and words importing any gender include all genders.

NOTE REGARDING FORWARD-LOOKING STATEMENTS

Except for statements of historical fact, certain information contained in this Annual Report constitutes “forward-looking statements.”  Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results or achievements to be materially different from any future results or achievements expressed or implied by such forward-looking statements. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “estimates” or “intends”, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be “forward-looking statements.”  Such statements are included, among other places, in this document under the headings “Key Information”, “Information on the Company” and “Operating and Financial Review and Prospects.”

Forward-looking statements are based on expectations, estimates and projections at the time the statements are made that involve a number of risks and uncertainties which could cause actual results or events to differ materially from those presently anticipated

Certain forward-looking statements are identified by a cross-reference to this Note. Additional information concerning these and other factors which could affect the operation or financial results of AssistGlobal Technologies Corp. (Formerly IGN Internet Global Network Inc.) are included in this document under the heading “Key Information - Risk Factors”.

PART I

ITEM 1.

IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.

OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.

KEY INFORMATION

AssistGlobal Technologies Corp. (Formerly IGN Internet Global Network Inc.) (the “Parent Company”) was incorporated by registration of its memorandum and articles under the laws of the Province of British Columbia on September 15, 1987, under the name “Grand Resources Inc.”  (Please see Item 4)

The Parent Company formerly operated in the internet gaming casino business and had nine subsidiaries and is a discretionary beneficiary of a trust.  The Parent Company, through its wholly owned subsidiary, IGN (BVI) Inc. (“IGN-BVI”), owns 10% (100 Class A voting common shares) of Internet Global Network (Barbados) Inc. (“IGN-Barbados”) and is a beneficiary of the Trust which owns the remaining 90% (900 Class B non-voting common shares) of IGN-Barbados.  As well, IGN-BVI owns 100% of the issued and outstanding non-cumulative, non-voting redeemable preference shares of IGN-Barbados.  IGN-Barbados, together with Axion (Barbados) Inc. (“Axion-Barbados”) and another shareholder own a private company, Winventure Limited (“Winventure”).  Axion-Barbados was a wholly owned subsidiary of the public company, Axion Communications Inc. (“Axion”) until January 2000 when its shares were sold to an unrelated party.  WinStreak Limited (“WinStreak”), a wholly owned subsidiary of Winventure, operates gaming activities.

The Parent Company has also incorporated INTERFI Corporation in Barbados, INTERFI Internet Financial Services Inc. in the British Virgin Islands, INTERFI Financial Services Inc. in Nevada, USA and INTERFI Corporation in St. Kitts (collectively known as ‘INTERFI’).  INTERFI Financial Services Inc. is wholly owned by the Parent Company and the remainder of the INTERFI companies are wholly owned subsidiaries of IGN-Barbados.  INTERFI processes all financial transactions which are incurred on the Internet for the corporate entity as well as for independent third parties.

The Parent Company has also incorporated Winstreak Services Limited in British Columbia, Canada.

The Parent Company and all of its subsidiaries shall be collectively referred to as the “Parent Company”.

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

On July 6, 2003, the Parent Company entered into a definitive acquisition agreement (the “Acquisition Agreement”) with AssistGlobal.com Communications Inc. (“AssistGlobal”) and its principal shareholders to acquire all of the issued and outstanding shares of AssistGlobal in exchange for the issuance of 10,350,000 post consolidated common shares of the Parent Company (the “IGN Shares”) at a deemed price of $0.35 per share. See “Item 3 – Acquisition and Dispositions”.

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

Effective June 21, 2002, the Parent Company was designated inactive by the TSX Venture Exchange (the “Exchange”), in accordance with Policy 2.6 of the Exchange.  A listed company trading under the Inactive designation does not meet the Tier Maintenance Requirements (“TMR”) of the Exchange as outlined in the Exchange’s Policy 2.5.

Sections 4 and 5 of Policy 2.6 outline the requirements, procedures and deadlines for an Inactive company to meet TMR.  A comprehensive plan for reactivation must be filed with the Corporate Maintenance Department of the Exchange by the Parent Company within 12 months of being designated Inactive and the Parent Company is required to demonstrate that it will meet the TMR within 18 months of being designated Inactive.  E.g. The Parent Company decided that these requirements were too onerous and, as a result, in July 2003, the Parent Company made application to and was granted approval from the TSX Venture Exchange to voluntarily de-list its common shares from the Exchange.  The common shares of the Parent Company continue to trade on the NASD O.T.C. Bulletin Board in the United States under the trading symbol “ABGTF”.

A share consolidation and name change of the Parent Company name from IGN Internet Global Network Inc. to AssistGlobal Technologies Corporation.  The Consolidation and name change were approved by the shareholders at the Parent Company’s Annual general meeting held on September 9, 2003 and became effective on September 23, 2003.   The number of shares currently outstanding in the capital stock of the Parent Company has been reduced from 8,188,780 common shares without par value to 2,729,593 common shares without par value upon completion of the three (3) for one (1) share consolidation.

On October 27, 2003, the Parent Company announced that it had submitted an initial application to have its shares listed for trading on the new Canadian Trading and Quotation System Inc. (“CNQ”).  The listing was pursued to facilitate access to trading in the Parent Company’s shares for investors and investment dealers in Canada. On December 17, 2003 the Parent Company began trading on CNQ under the symbol “AGBT.U”.

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

Acquisitions and Dispositions

On July 6, 2003, the Parent Company entered into a definitive acquisition agreement (the “Acquisition Agreement”) with AssistGlobal and its principal shareholders to acquire all of the issued and outstanding shares of AssistGlobal in exchange for the issuance of 10,350,000 post consolidated common shares of the Parent Company (the “IGN Shares”) at a deemed price of $0.35 per share.  As part of the transaction, the Parent Company obtained shareholder approval to consolidate its issued and outstanding common shares on a 1 new share for 3 old share basis and completed post consolidation financing of US$105,000 in order to fund the project.  A finder’s fee of 750,000 post-consolidated shares was paid upon the closing of the transaction.

The Parent Company did not acquire, through Internet Global Network (Barbados) Inc., within the former fiscal year ended June 30, 2003, any additional ownership interest in Winventure (2001 - 0.21%).

Pursuant to an agreement dated May 20, 2003, the Parent Company sold all of its subsidiaries for cash consideration of $1. The closing of the sale was effective June 2, 2003.

A.

Selected Financial Data

This data has been derived from our audited financial statements, which have been prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”) and reconciled for material measurement differences to accounting principles generally accepted in the United States (“U.S. GAAP”). Set forth in the following table are selected financial data with respect to the Parent Company’s financial condition and results of operation for the years ended December 31, 2003, 2002, and 2001. The selected financial and operating information as at June 30, 2003 and 2002 and for each of the years in the three year period ended December 31, 2003 should be read in conjunction with the audited consolidated financial statements and notes thereto included elsewhere herein and in conjunction with Item 5: Operating and Financial Review and Prospects. The selected financial data as at and for these periods have been extracted from, and are qualified by reference to the audited consolidated financial statements included herein at Item 17.

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

1Basic loss per share – Fully diluted loss per share has not been calculated due to its anti-dilutive effect.

Exchange Rates

Unless otherwise indicated, all monetary references herein are denominated in Canadian Dollars. References to “$” or “Dollars” are to Canadian Dollars and references to “US$” or “U.S. Dollars” are to United States Dollars.

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

Dependence on Key Personnel

The success of the Parent Company depends to a significant extent upon the efforts and abilities of its senior management team, particularly that of Geoffrey Dryer and Catherine Stauber.  The loss of any key personnel or the inability to attract and retain additional skilled employees could have a material adverse effect on the Parent Company’s business, operating results and financial condition.

Product Recognition and Development of Markets

To attract new users of the Parent Company’s products and services, the Parent Company must increase market awareness.  To increase product awareness, traffic and revenue, the Parent Company intends to substantially increase it’s off line and on-line and promotional efforts.  The Parent Company’s marketing activities may, however, not result in increased revenue and even if they do, any increased revenue may not offset the expenses incurred in building brand recognition.  The promotional efforts required to successfully implement the Parent Company’s business plan may require expenditures beyond the financial resources available to the Parent Company.  Moreover, despite these efforts, the Parent Company may be unable to increase market awareness of its products, which would have an adverse effect on the results of the operations of the Parent Company.

While the Parent Company has historical sales of its products and services upon which it bases its sales estimates and has conducted internal research on the size of its target markets, its estimated market size in any given industry sector may be significantly smaller.  To the knowledge of management, there are no independent market studies for AssistGlobal’s products and services or market studies for hosting AssistGlobal’s software.  Investors will have to rely on the expertise and knowledge of management in targeting and identifying emerging markets for AssistGlobal’s products and services and its hosting.

Dependence on Outside Agents and Resellers

The Parent Company’s success will also depend, to a significant extent, upon the ability to develop strategic alliances.  The Parent Company’s products and services are sold mainly through two established, international dealer networks.

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

Dependence upon Successful Expansion of Marketing, Sales Support and Service Organizations

The Parent Company is currently developing its marketing, sales, support and service organizations.  The Parent Company’s future success depends upon the successful expansion of these organizations.  Although the Parent Company believes that such initiatives ultimately will improve the Parent Company’s operating results, to the extent related expenditures are incurred and revenues do not correspondingly increase the Parent Company’s operating results may be materially and adversely affected.  There can be no assurance that these steps will be successful.

Competition

The Parent Company operates in industries which have developed and evolved over the past decade.  These industries are highly competitive markets, with new competitors entering the market annually.  Many of the Parent Company’s potential competitors may have longer operating histories, larger customer bases and significantly greater financial, sales, marketing, technical and other resources than the Parent Company.  Moreover, these competitors may enter into strategic or commercial relationships with larger, more established and better-financed companies.  Some of the Parent Company’s competitors may be able to enter into these strategic or commercial relations on more favourable terms.  Additionally, these competitors may have research and development capabilities that would allow them to develop new or improved products that may compete with the products of the Parent Company.

Risks related to Beta testing and Resolution of Product Deficiencies

The Parent Company’s products and services are subjected to rigorous testing procedures both in-house and Beta testing on-site at a commercial facility.  Beta testing could potentially encounter problems for any number of reasons such as the failure of the Parent Company’s technology, the failure of the technology of others, the failure to combine these technologies properly.  Any problems or perceived problem with these products or services could damage the Parent Company’s reputation, the reputation of its products and the Parent Company’s ability to secure contracts in the future.

This could result in lost revenue, delays in customer acceptance and lawsuits and would be detrimental to the Parent Company’s market reputation.   Serious defects are frequently found during the period immediately following the introduction of new products or enhancements to existing products.  The Parent Company’s products and services are not error free.  Undetected errors or performance problems may be discovered in the future.  Moreover, known errors which the Parent Company considers minor may be considered serious by its customers.  The Parent Company may not be able to successfully complete the development of planned or future products in a timely manner or to adequately address product defects, which could harm the Parent Company’s business and prospects.  In addition, product defects may expose the Parent Company to product liability claims, for which the Parent Company may not have sufficient product liability insurance.  A successful suit against the Parent Company could harm its business and financial condition.

Technological Change

The technical features of the Parent Company’s products and hosting will contribute to the marketability of its products and services.  There can be no assurance that current competitors or new market entrants will not succeed in developing and introducing new or enhanced systems having technologies and features superior to, or more effective than, any technologies which have been or are being developed rendering the Parent Company’s current and proposed products obsolete or less marketable.  Accordingly, the ability for the Parent Company to compete will be dependent on the timely enhancement of its existing products as well as the development of future products.  There can be no assurance that the Parent Company will be able to keep pace with technological developments, or that its products will not become obsolete.  Technological obsolescence of the existing technology remains a possibility, which would have a material adverse affect on the Parent Company’s operations.

Additional Capital Requirements

The Parent Company has and may continue to have capital requirements in excess of its currently available resources.  In the event the Parent Company’s plans change, its assumptions change or prove inaccurate or its capital resources in addition to projected cash flow, if any, prove to be insufficient to fund operations, the Parent Company could be required to seek additional financing sooner than currently anticipated.  To the extent that any such financing involves the sale of the Parent Company’s equity securities, the interests of the Parent Company’s then existing shareholders could be substantially diluted.

No Dividends

The payment of dividends on the Shares of the Parent Company is within the discretion of the Board of Directors and will depend upon the Parent Company’s future earnings, its capital requirements, its financial condition, and other relevant factors.  The Parent Company does not currently intend to declare any dividends on its Shares for the foreseeable future.

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

Dilution

As of December 31, 2003, the Parent Company has reserved 1,388,333 common shares for issuance on the exercise of 1,388,333 incentive stock options.  If such options are fully exercised, such common shares would constitute 8.0% of the Parent Company’s then share capital.  The issuance of new common shares will result in dilution to the Parent Company’s existing shareholders.  The exercise of such options and the subsequent resale of such common shares in the public market could adversely affect the prevailing market price and the Parent Company’s ability to raise equity capital in the future at a time and price which it deems appropriate.  The Parent Company may also enter into commitments in the future which would require the issuance of additional common shares and the Parent Company may grant additional share purchase warrants and stock options.  See “Options to Purchase Securities From Parent Company.”

Shares of the Company are Considered Penny Stocks and are Subject to the Penny Stock Rules

Rules 15g-1 through 15g-9 promulgated under the Securities Exchange Act of 1934 (the “Exchange Act”) impose sales practice and disclosure requirements on certain brokers-dealers who engage in certain transactions involving "a penny stock." Subject to certain exceptions, a penny stock generally includes any non-NASDAQ equity security that has a market price of less than $5.00 per share.  The Parent Company’s shares are expected to be deemed penny stock for the purposes of the Exchange Act.  The additional sales practice and disclosure requirements imposed upon brokers-dealers may discourage broker-dealers from effecting transactions in the Parent Company’s shares, which could severely limit the market liquidity of the shares and impede the sale of the shares in the secondary market.

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

Foreign Incorporation

The Parent Company is incorporated under the laws of British Columbia, Canada and all of the Company’s Directors and Officers are residents of Canada with the exception of Robert Visser, who is a director from Huntington, New York.  Consequently, it may be difficult for United States investors to effect service of process within the United States upon the Company or upon those directors or officers who are not residents of the United States, or to realize in the United States upon judgments of United States courts predicated upon civil liabilities under the United States Securities Exchange Act of 1934, as amended.  A judgment of a U.S. court predicated solely upon such civil liabilities may be enforceable in Canada by a Canadian court if the U.S. court in which the judgment was obtained had jurisdiction, as determined by the Canadian court, in the matter.  There is substantial doubt whether an original action could be brought successfully in Canada against any of such persons or the Parent Company predicated solely upon such civil liabilities.

Passive Foreign Investment Corporation

Certain United States income tax legislation contains rules governing “passive foreign investment companies” (“PFIC”) which can have significant tax effects on U.S. Holders of foreign companies.  These rules do not apply to non-U.S. Holders. In the U.S., a PFIC is defined as a company that is not formed in the United States and, for any taxable year, either (i) 75% or more of its gross income is “passive income”, which includes interest, dividends and certain rents and royalties or (ii) the average percentage, by fair market value (or, if the Parent Company is a controlled foreign company or makes an election, adjusted tax basis) of its assets that produce or are held for the production of “passive income” is 50% or more.  The Parent Company believes that it qualified as a PFIC for the fiscal year ended December 31, 2003 and may qualify as a PFIC in subsequent years. There can be no assurance that the Parent Company’s determination concerning its PFIC status will not be challenged or that it will be able to satisfy record keeping requirements which will be imposed on it.  This could adversely impact a U.S. Holder’s tax situation.  Each U.S. Holder of the Company is urged to consult a tax advisor with respect to how the PFIC rules affect their tax situation.  For further tax information, see “Item 7 – Taxation – Passive Foreign Investment Company”.

ITEM 4.

INFORMATION ON THE COMPANY

A.

History and Development of the Company

Name and Incorporation

AssistGlobal Technologies Corp. was incorporated in British Columbia, Canada, by registration of its memorandum and articles under the British Columbia Company Act (since replaced by the British Columbia Business Corporations Act) on September 15, 1987, under the name “Grand Resources Inc.”  The Parent Company changed its name from “Grand Resources Inc.” to “Bay Street Ventures Inc.” effective November 18, 1987.  The Parent Company changed its name from “Bay Street Ventures Inc.” to “Cenco Petroleum Ltd.” effective September 20, 1991.  The Parent Company changed its name from “Cenco Petroleum Ltd.” to “IGC Internet Gaming Corporation” and subdivided its share capital on a 1:1.5 basis effective August 7, 1996.  The Parent Company changed its name from “IGC Internet Gaming Corporation” to “IGN Internet Global Network Inc.” effective November 21, 1996.  The Parent Company changed its name from “IGN Internet Global Network Inc.” to “AssistGlobal Technologies Corp.” and subdivided its share capital on a 1:3 basis effective September 23, 2003.

The Parent Company’s common shares have been listed on the TSX Venture Exchange (formerly Canadian Venture Exchange) since September 28, 1993 (trading symbol “IGN”).  As of November 19, 1997, the Parent Company’s common shares received clearance for an unpriced quotation on the OTC Bulletin Board by the NASD Regulation, Inc. in the United States under the trading symbol “IGN-IF”.  Effective January 30, 1998, the Parent Company’s common shares commenced trading on the Berlin Stock Exchange having a trading symbol “IGN GR”.  On July 29, 2003, the common shares of the Parent Company were delisted from the TSX Venture Exchange.  The Parent Company currently trades on the OTCBB Market under the trading symbol “AGBTF”.  See “Item 9 – The Offering and Listing”.

The Parent Company’s head and principal office is located at Suite 1304-925 West Georgia Street, Vancouver, B.C., Canada V6C 3L2.  The Parent Company’s registered and records office and address is care of its solicitors, Morton & Company, Suite 1200, 750 West Pender Street, Vancouver, BC V6C 2T8.

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

AssistGlobal Inc. (“AssistGlobal”) is now a wholly owned subsidiary of the Parent Company.  AssistGlobal Inc. currently has three main areas of revenue: Software sales, Application Hosting and Custom Solutions.

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

AssistGlobal also customizes applications of its software to meet its clients’ software needs.

C.

Organizational Structure

The Parent Company has two subsidiaries.  The particulars regarding the Parent Company’s subsidiary is as follows:

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

On July 6, 2003, the Parent Company entered into a definitive acquisition agreement (the “Acquisition Agreement”) with AssistGlobal Inc. (“AssistGlobal”) and its principal shareholders to acquire all of the issued and outstanding shares of AssistGlobal in exchange for the issuance of 10,350,000 post consolidated common shares of the Parent Company (the “IGN Shares”) at a deemed price of $0.35 per share.  As part of the transaction the Parent Company received shareholder approval to consolidate its currently issued and outstanding common shares on a 1 new share for 3 old share basis and completed post consolidation financings of US$105,000 in order to fund the project.  Pursuant to the terms of the Acquisition Agreement, the new board of directors appointed on the closing of the transaction consisted of two directors nominated by the existing management of the Parent Company and three by the existing management of AssistGlobal. A finder’s fee of 750,000 post consolidated shares was paid upon closing of the transaction.

D.

Property, Plant and Equipment

The Parent Company currently has an office located at Suite 1304, 925 West Georgia Street, Vancouver, B.C., Canada with a number of other companies under a lease which expires November 30, 2004. The shared property provides office space to the Parent Company for administrative purposes.

The subsidiary, AssistGlobal Inc., sub leases on a month to month basis a property of approximately 1500 square feet at 349 – 6450 Roberts Street, Burnaby BC.

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

A reconciliation of the consolidated financial statements to U.S. GAAP is set forth in Note 16 of the audited December 31, 2003 consolidated financial statements included herein at Part IV – Item 17.  Refer to Note 16 for an itemized discussion and analysis of the material measurement differences between Canadian GAAP and U.S. GAAP.

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

The Parent Company’s cash position at December 31, 2003, totaled $77,700 compared to $5,856 for 2002. Aside from such cash, the Parent Company has no material unused sources of liquid assets.  The Parent Company does not have any bank debt and has no restrictions on its cash flow other than ongoing operating expenses which amounted to $470,060 in fiscal 2003 as compared to $329,012 in fiscal 2002.

The Parent Company’s activities have been funded principally through sales of equity securities and this source of financing is anticipated to continue until the Parent Company develops a cash flow from operations.  See “Note Regarding Forward Looking Statements.”  The ability of the Parent Company to continue operations is dependent on the ability of the Parent Company to continue to obtain financing.  The ability of the Parent Company to access the capital markets is substantially determined by the success or failure of its proposed business.  The Parent Company is securing additional funding by way of private placement.

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

(1)

Denotes member of the Company’s Audit Committee.

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

B.

Compensation

The aggregate amount of compensation paid by the Parent Company during the fiscal year ended December 31, 2003, to all Directors and Officers, as a group, for services in all capacities was $192,000. See “Management Contracts” below.

The Parent Company is required under applicable securities legislation in Canada, to disclose to its shareholders details of compensation paid to its Directors and Officers.  The following information fairly reflects all material information regarding compensation paid to the Parent Company’s Directors and Officers, which information has been disclosed to the Company’s shareholders in accordance with applicable Canadian law:

Executive officers are entitled to participate in incentive stock options granted by the Parent Company.  For additional information with respect to stock options granted to executive officers, please refer to the heading  “Stock Options” under Item 12 below.

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

(1)

These monies were paid to Varshney Capital Corp., a private British Columbia company in which Mr. Varshney is a director of, pursuant to a Management Services Agreement.  Refer to “Management Contracts” for further particulars.

(2)

These monies were paid to OM Management Ltd., a private British Columbia company wholly-owned by Mr. Varshney pursuant to a Management and Administrative Services Agreement.  Effective December 2002, the agreement was terminated.

(3)

Adjusted to reflect 3:1 share consolidation.

Long Term Incentive Plan Awards to Executive Officer

The Parent Company has no long-term incentive plans in place and therefore there were no awards made under any long-term incentive plan to the directors or executive officers during the Parent Company’s financial year ended December 31, 2003.

Options & SARs Granted to Executive Officer

During the year ended December 31, 2003, 300,000 stock options were granted to the executive officers of the Parent Company. The following table summarizes the stock options held by the executive officers of the Parent Company as at December 31, 2003. “Options to Purchase Securities from Corporation – Stock Options.” No SARs (Stock Appreciation Rights) were granted during this period.

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

(1)

Calculated as the closing price of the Parent Company’s shares on the OTCBB on the date of grant.

Aggregate Options/SARs Exercised During the Most Recently Completed Fiscal Year and Fiscal Year End Options/SARs Values

During the year, no stock options were exercised by the executive officer of the Corporation. During the year, no outstanding SARs were held by the Named Executive Officer.

Termination of Employment, Change in Responsibilities and Employment Contracts

Steven Lisle

Assist Global entered into an employment agreement with Steven Lisle on January 1, 2004, pursuant to which Mr. Lisle was retained to act as Assist Global’s Chief Operating Officer.  The agreement is for a term of 3 years.  Mr. Lisle is paid $77,000 per annum for acting as Assist Global’s Chief Operating Officer pursuant to the agreement.  Assist Global may terminate the agreement by providing 2 weeks written notice or 2 months salary in lieu of notice.  Assist Global may terminate the agreement for just cause without notice or payment in lieu of notice.  Mr. Lisle may terminate the agreement by providing 2 weeks written notice to Assist Global.

Geoffrey Dryer

Assist Global entered into an employment agreement with Geoffrey Dryer on January 1, 2004, pursuant to which Mr. Dryer was retained to act as Assist Global’s Chief Technical Officer and president.  The agreement is for a term of 3 years.  Mr. Dryer is paid $92,000 per annum for acting as Assist Global’s Chief Technical Officer and president pursuant to the agreement.  Assist Global may terminate the agreement by providing 2 weeks written notice or 2 months salary in lieu of notice.  Assist Global may terminate the agreement for just cause without notice or payment in lieu of notice.  Mr. Dryer may terminate the agreement by providing 1 month notice to Assist Global.

Catherine Stauber

Assist Global entered into an employment agreement with Catherine Stauber on January 1, 2004, pursuant to which Ms. Stauber was retained to act as Assist Global’s Chief Executive Officer.  The agreement is for a term of 3 years.  Ms. Stauber is paid $75,000 per annum for acting as Assist Global’s Chief Executive Officer pursuant to the agreement.  Assist Global may terminate the agreement by providing 2 weeks written notice or 2 months salary in lieu of notice.  Assist Global may terminate the agreement for just cause without notice or payment in lieu of notice.  Ms. Stauber may terminate the agreement by providing 1 month notice to Assist Global.

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

Mr. Variyan is paid $6,250 per month pursuant to the agreement as well as a commission of 10% of cash received by Assist Global on account of Assist Global’s MicroView software, 10% of cash from hosting applications where cash is paid by clients generated by Mr. Variyan and 7% of cash received by Assist Global on account of sales of all other software which Assist Global sells.  In addition to the base salary and commission described above, Mr. Variyan also receives a quarterly bonus based on 40% of the commission earned by Mr. Variyan in the quarterly period.  Payment of the bonus is subject to Mr. Variyan meeting specified sales targets ranging from $275,000 to $450,000 per quarter.  Mr. Variyan also received options to purchase  300,000 shares pursuant to the agreement.  The options do not vest until January 1, 2005 and vesting is subject to Mr. Variyan meeting specified sales targets.

Under the agreement, Mr. Variyan is required to provide the following services:

(a)

Develop a sales and marketing plan for achieving Assist Global’s sales targets;

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

Varshney Capital Corp.

Effective August 1, 2003, the Parent Company entered into a Management Services Agreement (the “VCC Agreement”) with Varshney Capital Corp. (“VCC”), a private British Columbia company wholly-owned by Praveen Varshney, a director of the Parent Company and an officer of the Parent Company, and Peeyush Varshney, an officer of the Parent Company, pursuant to which the Company retained VCC to provide management services.  The VCC Agreement has a term of three years with compensation at the rate of $5,000 per month for management services. This agreement expires in August 2008.

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

Consulting Contracts

Effective August 1, 2003, the Parent Company entered into a Consulting Services Agreement (the “SNJ Agreement”) with SNJ Capital Ltd. (“SNJ”), a private British Columbia company wholly-owned by Sokhie Puar, a director of the Parent Company, pursuant to which the Company retained SNJ to provide consulting services.  The SNJ Agreement has a term of three years with compensation at the rate of $5,000 per month for management services. This agreement expires in August 2008.

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
	630,667

C.

Board Practices

The Parent Company’s board of directors consists of five members, the terms of which expire at the general meeting of shareholders held in each year.  Directors are elected by a majority of the votes of the Parent Company’s common shares present in person or represented by proxy at its annual meeting of shareholders and entitled to vote at such election.  Each director will hold office until his or her term expires and his or her successor has been elected and qualified.  Executive officers serve at the discretion of the Board of Directors.  Officers are elected at the annual meeting of the directors held immediately after the annual general meeting of shareholders.

The Parent Company has granted and intends to continue to grant incentive stock options to employees, directors, officers and consultants on terms and conditions established by the Board of Directors at the time of the grant and in accordance with the Parent Company’s stock option plan and prevailing Exchange policy.  The Parent Company’s directors do not receive any monies for serving in their capacity as directors and there is currently no arrangement for the payment of any compensation in the future.

The Board of Directors has set up an audit committee which consists of Messrs. Praveen Varshney, Robert Visser and Sokhie Puar.  The audit committee engages on behalf of the Parent Company the independent public accountants to audit the Parent Company’s annual financial statements, and reviews and approves the planned scope of the annual audit.

D.

Employees

As at December 31, 2003, AssistGlobal has a staff of four and operates out of an office comprising a total of approximately 1,500 square feet, in Burnaby, British Columbia, Canada.

E.

Share Ownership

The following list indicates the number of shares held beneficially by Directors and Officers of the Parent Company as at June 18, 2004 and the corresponding percentage of the Parent Company’s issued capital such shares represent:

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

ITEM 7.

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.

Major Shareholders

To the best of the Parent Company’s knowledge, the Parent Company is not directly or indirectly owned or controlled by another company or by any foreign government.

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

B.

Related Party Transactions

Other than as disclosed in “Item 6. Directors, Senior Management and Employees – B. Compensation” and the transactions set forth below, there are no related party transactions or proposed transactions involving any insider, proposed nominee for election as director, or associate or affiliate of an insider, of the Parent Company that have occurred during the three most recently completed fiscal years of the Parent Company or during the period since the end of the Parent Company’s most recently completed fiscal year. There are no debts owing directly or indirectly to the Parent Company by any director or officer of the Parent Company, or by an associate of any director or officer of the Parent Company.  Management of the Parent Company has an interest in the following transactions, all of which relate to compensation paid to former and present members of management for their past and present services to the Parent Company.

(1)

Praveen K. Varshney and Peeyush K. Varshney are controlling shareholders of Varshney Capital Corp. During fiscal 2003, the Parent Company paid or accrued VCC management fees of $25,000 pursuant to the VCC Agreement described above under the heading “Management Contracts”. VCC is in the business of providing management services to public companies.

(2)

Praveen K. Varshney and Peeyush K. Varshney are directors of Afrasia Mineral Fields Inc. (“Afrasia”). During fiscal 2003, the Parent Company accrued rent payable to Afrasia of $6,342.  Afrasia is an oil and gas exploration company.

(3)

Sokhie Puar is a controlling shareholder of SNJ Capital Ltd (“SNJ”).  During fiscal 2003, the Parent Company paid or accrued SNJ consulting fees of $25,000 pursuant to the SNJ Agreement described above under the heading “Consulting Contracts”.  SNJ is in the business of providing consulting services to public companies.

The Parent Company believes that the terms of the transactions were on terms as favorable as those which could have been negotiated with unaffiliated third parties.

Performance Shares and Escrow Securities

In connection with the acquisition of all of the issued and outstanding shares of Assist Global by the Parent Company, Assist Global, the Parent Company, Pacific Corporate Trust Company and certain shareholders of the Parent Company entered into an escrow agreement dated July 6, 2003 (the “Escrow Agreement”).  Pursuant to the Escrow Agreement, the shareholders agreed to deposit a total of 7,633,126 shares of the Parent company owned by them (the “Escrow Shares”) in escrow with Pacific Corporate Trust Company.  Subject to certain exceptions (transfer on bankruptcy, death, etc.), the Escrow Shares may not be sold, transferred or otherwise disposed of by the shareholders until released from escrow in accordance with the terms of the Escrow Agreement.  The Escrow Shares may be transferred within escrow where such transfer has been approved by the Parent Company’s board of directors.  Under the terms of the Escrow Agreement, the Escrow Shares are to be released from escrow as follows:

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

ITEM 8.

FINANCIAL INFORMATION

A.

Statements and Other Financial Information

Attached hereto are the Parent Company’s audited consolidated financial statements, consisting of consolidated balance sheets as at December 31, 2003 and 2002, and consolidated statements of operations and deficit, deferred exploration and cash flows for each of the years in the three-year period ended December 31, 2003 along with related notes and Auditor’s Report and Comments by Auditors for U.S. Readers on Canada-U.S. Reporting Differences.  See “Item 17. Financial Statements.”

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

ITEM 9.

THE OFFER AND LISTING

A.

Offer and Listing Details

The common shares of the Parent Company were listed for trading on the TSX Venture Exchange (formerly the Canadian Venture Exchange) on September 28, 1993.  The Parent Company’s trading symbol on the TSX Venture Exchange was “IGN”.  The Parent Company also received clearance for an unpriced quotation on the OTC Bulletin Board by the NASD Regulation, Inc. in the United States effective November 19, 1997 under the trading symbol “IGNIF” and commenced trading on June 18, 1998.  Effective January 30, 1998, the Parent Company’s common shares commenced trading on the Berlin Stock Exchange, having a trading symbol “IGN GR”.  On July 29, 2003, the common shares of the Parent Company were delisted from the TSX Venture Exchange.  The Parent Company continues to trade on the OTCBB Market under the trading symbol “AGBTF”.

On October 27, 2003, the Parent Company submitted an initial application to have its shares listed for trading on the new Canadian Trading and Quotation System Inc. (“CNQ”).  The listing was pursued to facilitate access to trading in the Company’s shares for investors and investment dealers in Canada.  On December 17, 2003, the Parent Company began trading on CNQ under the symbol “AGBT.U”.

On December 31, 2003, 16,003,343 common shares of the Parent Company were outstanding.  The closing price of the Parent Company’s common shares on the OTCBB on December 31, 2003 was US$0.20.  The following summarizes the reported high and low prices for the periods indicated on the TSX Venture Exchange:

	High	Low
Monthly Stock Prices
May 2004	US$0.345	US$0.23
April 2004	US$0.44	US$0.23
March 2004	US$0.285	US$0.23
February 2004	US$0.295	US$0.21
January 2004	US$0.21	US$0.15
December 2003	US$0.25	US$0.20

Quarterly Stock Prices
Fiscal 2004
First Quarter	US$0.295	US$0.15
Fiscal 2003
Fourth Quarter	US$0.31	US$0.08
Third Quarter	N/A	N/A
Annual Stock Prices
Fiscal 2003	US$0.31	US$0.08
Pre-Consolidated Share Prices (“IGN”)
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

A substantial number of common shares are held in “street name” by trustees, executors, guardians, custodians or other fiduciaries, including depositories, brokerage firms and financial institutions.  Based on the number of annual reports and proxy statements requested by such nominees, management of the Parent Company estimates that the number of beneficial holders of common shares exceeds 500 of which over 350 holders have United States addresses.

B.

Plan of Distribution

Not applicable.

C.

Markets

The Parent Company’s common shares are quoted on the OTCBB in the Unites States under the trading symbol “AGBTF”.  On July 29, 2003, the common shares of the Parent Company were delisted from the TSX Venture Exchange.  The Parent Company’s common shares will continue to trade on the OTCBB Market.  On October 27, 2003, the Parent Company submitted an initial application to have its shares listed for trading on the new Canadian Trading and Quotation System Inc. On December 17, 2003, the Parent Company began trading on CNQ under the symbol “AGBT.U”.

D.

Selling Shareholders

Not applicable.

E.

Dilution

Not applicable.

F.

Expenses of the Issue

Not applicable.

ITEM 10.

ADDITIONAL INFORMATION

A.

Share Capital

Authorized and issued share capital as at December 31, 2003:

Authorized share capital – 150,000,000 common shares without par value.

A total of 16,003,343 shares have been issued and fully paid for a total of $553,180.

	Number of shares	Stated value
Balance at June 30, 2003	8,188,780	$ 13,503,911
Share consolidation 3:1	(5,459,187)	–
Common shares issued for shares of AssistGlobal Inc. (including 750,000 shares issued as a finder’s fee)	11,100,000	(13,503,911)
AssistGlobal Inc. shareholder deficiency acquired on reverse acquisition	–	177,380
Issue of common shares for cash	1,973,750	315,800
Stock options exercised	200,000	60,000
Balance at December 31, 2003	16,003,343	$ 553,180

The Parent Company entered into a definitive acquisition agreement (the “Acquisition Agreement”) on July 6, 2003 with AssistGlobal and its principal shareholders to acquire all of the issued and outstanding shares of AssistGlobal in exchange for the issuance of 10,350,000 post consolidated common shares of the Parent Company (the “IGN Shares”) at a deemed price of $0.35 per share. As part of the transaction the Parent Company sought shareholder approval to consolidate its then issued and outstanding common shares on a 1 new share for 3 old share basis and completed, subsequent to December 31, 2003, a post consolidation financings of US$105,000 in order to fund the project.  A finder’s fee of 750,000 post consolidated shares was paid on the closing of the transaction.

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

 Directors Duty To Disclose Interest

Under the Company’s articles (the “Articles”), a director of the Parent Company who is in any way directly or indirectly interested in an existing or proposed contract or transaction with the Parent Company or who holds any office or owns any property whereby, directly or indirectly, a duty or interest might be created to conflict with his or her duty or interest as a director, is required to declare the nature and extent of that interest, conflict or potential conflict with his/her duty and interest as a director.   The Articles further stipulate that, subject to certain exceptions, a director may not vote in respect of any contract or transaction in which he/she is interested.   The Articles make no provisions as to the directors’ power to vote compensation to themselves or any member of their body in the absence of an independent quorum.

Directors’ Borrowing Powers

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

Election And Term Of Office Of Directors

At each annual general meeting of the Parent Company all of the directors are required to retire and the members entitled to vote at the meeting then elect directors to hold office until the Parent Company’s next succeeding annual meeting.  A retiring director is eligible for re-election.

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

Description Of Securities

The Parent Company is authorized to issue one class of shares, namely 150,000,000 common shares without par value.  The holders of the Parent Company’s common shares are entitled to receive notice of and to attend and vote at all meetings of the shareholders of the Parent Company and each common share confers the right to one vote in person or by proxy at all meetings of the shareholders of the Parent Company. The holders of the common shares, subject to the prior rights, if any, of any other class of shares of the Parent Company, are entitled to receive such dividends in any financial year as the board of directors of the Parent Company may by resolution determine. In the event of the liquidation, dissolution or winding-up of the Parent Company, whether voluntary or involuntary, the holders of the common shares are entitled to receive, subject to the prior rights, if any, of the holders of any other class of shares of the Parent Company, the remaining property and assets of the Parent Company.

Alteration of Rights of Holders of Common Shares

Generally, the rights of holders of the Company’s common shares may not be altered unless the alteration is approved by a resolution passed by a majority of not less than ¾ of the votes cast by the holders of the Parent Company’s common shares at a general meeting of the Parent company.

Shareholder Meetings

Annual general and extraordinary meetings are called by convened by the directors of the Parent Company at such times as they think fit and as required by the Business Corporations Act.  The Articles require the directors to convene a general meeting once in every calendar year and not more than 13 months after the previous annual general meeting.   Shareholders who hold in the aggregate in excess of 20% of the common shares of the Parent Company may deliver a requisition to the Parent Company requesting that an annual general meeting be convened.  Within 4 months of receipt of such a requisition, the directors of the Parent Company are required to convene an annual general meeting of the Parent Company’s shareholders.

C.

Material Contracts

CNQ Quotation Agreement

The Parent Company entered into a Quotation Agreement with the Canadian Trading and Quotation System Inc. on December 3, 2003.  Pursuant to the agreement, CNQ has agreed to provide for the quotation of the Parent Company’s common shares on its trading and quotation system.  In return, the

Parent Company agreed to cause its directors, officers, employees and agents to observe the regulations, by-laws, rules and policies of the CNQ.

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

Geoffrey Dryer

Assist Global entered into an employment agreement with Geoffrey Dryer on January 1, 2004, pursuant to which Mr. Dryer was retained to act as Assist Global’s Chief Technical Officer and president.  The agreement is for a term of 3 years.  Mr. Dryer is paid $92,000 per annum for acting as Assist Global’s Chief Technical Officer and president pursuant to the agreement.  Assist Global may terminate the agreement by providing 2 weeks written notice or 2 months salary in lieu of notice.  Assist Global may terminate the agreement for just cause without notice or payment in lieu of notice.  Mr. Dryer may terminate the agreement by providing 1 month notice to Assist Global.

Catherine Stauber

Assist Global entered into an employment agreement with Catherine Stauber on January 1, 2004, pursuant to which Ms. Stauber was retained to act as Assist Global’s Chief Executive Officer.  The agreement is for a term of 3 years.  Ms. Stauber is paid $75,000 per annum for acting as Assist Global’s Chief Executive Officer pursuant to the agreement.  Assist Global may terminate the agreement by providing 2 weeks written notice or 2 months salary in lieu of notice.  Assist Global may terminate the agreement for just cause without notice or payment in lieu of notice.  Ms. Stauber may terminate the agreement by providing 1 month notice to Assist Global.

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

Mr. Variyan is paid $6,250 per month pursuant to the agreement as well as a commission of 10% of cash received by Assist Global on account of Assist Global’s MicroView software, 10% of cash from hosting applications where cash is paid by clients generated by Mr. Variyan and 7% of cash received by Assist Global on account of sales of all other software which Assist Global sells.  In addition to the base salary and commission described above, Mr. Variyan also receives a quarterly bonus based on 40% of the commission earned by Mr. Variyan in the quarterly period.  Payment of the bonus is subject to Mr. Variyan meeting specified sales targets ranging from $275,000 to $450,000 per quarter.  Mr. Variyan also received options to purchase  300,000 shares pursuant to the agreement.  The options do not vest until January 1, 2005 and vesting is subject to Mr. Variyan meeting specified sales targets.

Under the agreement, Mr. Variyan is required to provide the following services:

(a)

Develop a sales and marketing plan for achieving Assist Global’s sales targets;

(b)

Use best efforts to carry out the plan;

(c)

Provide detailed reports of sales prospects on a monthly basis;

(d)

Provide weekly sales reports regarding completed sales; and

(e)

Perform such other tasks as Assist Global may reasonably require.

Data Licensing Agreement

Assist Global entered into a Data Licensing Agreement with Robert Visser on August 2, 2000.  Pursuant to the agreement Mr. Visser granted Assist Global a perpetual, irrevocable, worldwide, non-exclusive, non-transferable, royalty free license to use data provided by Mr. Visser.   Data licensed to Assist Global under the agreement includes all of Mr. Visser’s present and future client, customer and business contact information relating to the facilities management business of Mr. Visser.  Assist Global is not permitted to resell or lease the data to any third party without prior written consent of Mr. Visser.  The license to use the data provided by Mr. Visser will survive the termination of the agreement.  The license was granted  for $10, and in exchange for Assist Global’s agreement to enter into the consulting agreement with Mr. Visser described below, which agreement provides for the issuance of shares to Mr. Visser.

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

(c)

to promote the business, services and products of Assist Global with Assist Global’s existing and potential international clients;

(d)

make available office facilities in New York, NY for the directors, officers and employees of Assist Global;

(e)

participate in and be able to consult with respect to the research and development of Assist Global’s services and products;

(f)

provide authorization for the resale of product in the U.S.;

(g)

provide assistance to Assist Global employees for seminar and workshop development, execution and promotion; and

(h)

participate with presentations and client introductions.

Pursuant to the consulting agreement, Mr. Visser agreed to grant the data license referred to above to Assist Global.   Assist Global agreed to issue 221,250 of its class “A” shares to Mr. Visser pursuant to the consulting agreement (which shares were exchanged for shares of the Parent Company when Assist Global was acquired by the Parent Company).  The consulting agreement is for a term of 5 years, ending on September 2, 2005 and may be renewed by mutual agreement.  Assist Global may terminate the agreement if Visser is in default thereof, by providing written notice of its intention to do so and 15 days for Visser to cure the default.

Consulting Agreement With SNJ Capital Ltd.

The Parent Company entered into a consulting agreement with SNJ Capital Ltd. (“SNJ”) on August 1, 2003, pursuant to which SNJ agreed to provide the following services to the Parent Company:

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

Management Services Agreement

The Company entered into a management services agreement with Varshney Capital Corp. (“VCC”) on August 1, 2003 pursuant to which VCC agreed to provide the following management services to the Parent Company:

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

Archibus/FM Dealer Agreement

Assist Global entered into a dealer agreement with Archibus, Inc. on June 19, 2001 pursuant to which Assist Global was appointed as a non-exclusive dealer of Archibus’ facilities management software for Western Canada and the United States.  Pursuant to the agreement, Assist Global markets, distributes and sells Archibus’ software products in the territory covered by the agreement.  Assist global receives a fee for each copy of Archibus’ software it sells.  Under the terms of the agreement, Assist Global is required to provide installation and support services to end-users of Archibus’ software products.  Assist Global is also required to actively promote Archibus’ software within the territory covered by the agreement.

Escrow Agreements

In connection with the acquisition of all of the issued and outstanding shares of Assist Global by the Parent Company, Assist Global, the Parent Company, Pacific Corporate Trust Company and certain shareholders of the Parent Company entered into an escrow agreement dated July 6, 2003 (the “Escrow Agreement”).  Pursuant to the Escrow Agreement, the shareholders agreed to deposit a total of 7,633,126 shares of the Parent company owned by them (the “Escrow Shares”) in escrow with Pacific Corporate Trust Company.  Subject to certain exceptions (transfer on bankruptcy, death, etc.), the Escrow Shares may not be sold, transferred or otherwise disposed of by the shareholders until released from escrow in accordance with the terms of the Escrow Agreement.  The Escrow Shares may be transferred within escrow where such transfer has been approved by the Parent Company’s board of directors.  Under the terms of the Escrow Agreement, the Escrow Shares are to be released from escrow as follows:

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

D.

Exchange Controls

The following disclosure addresses provisions of the Investment Canada Act (the “ICA”), enacted on June 20, 1985, that are material to an investment in the Parent Company.

Canada has no system of exchange controls.  There are no exchange restrictions on borrowing from foreign countries or on the remittance of dividends, interest, royalties and similar payments, management fees, loan repayments, settlement of trade debts or the repatriation of capital.

The ICA requires prior notification to the Government of Canada on the “acquisition of control” of Canadian businesses by non-Canadians, as defined in the ICA.  The Government of Canada reviews certain acquisitions of control, discussed below.  The term “acquisition of control” is defined as any one or more non-Canadian persons acquiring all or substantially all of the assets used in the Canadian business, or the acquisition of the voting shares of a Canadian corporation carrying on the Canadian business or the acquisition of the voting interests of an entity controlling or carrying on the Canadian business.  The acquisition of the majority of the outstanding shares is deemed to be an “acquisition of control” of a corporation.  The acquisition of less than a majority, but one-third or more, of the voting shares of a corporation is presumed to be an “acquisition of control” of a corporation unless it can be established that the purchaser will not control the corporation.

Investments requiring notification and review are all direct acquisitions of Canadian businesses with assets of $5,000,000 or more (subject to the comments below on WTO investors), and all indirect acquisitions of Canadian businesses (subject to the comments below on WTO investors) with assets of more than $50,000,000 or with assets of between $5,000,000 and $50,000,000 which represent more than 50% of the value of the total international transaction. In addition, specific acquisitions or new businesses in designated types of business activities related to Canada’s cultural heritage or national identity could be reviewed if the Government of Canada considers that it is in the public interest to do so.

The ICA was amended with the implementation of the Agreement establishing the World Trade Organization (“WTO”) to provide for special review thresholds for “WTO investors”, as defined in the ICA.  “WTO investor” generally means:

(a)

an individual, other than a Canadian, who is a national of a WTO member (such as, for example, the United States), or who has the right of permanent residence in relation to that WTO member;

(b)

governments of WTO members; and

(c)

entities that are not Canadian controlled, but which are WTO investor controlled, as determined by rules specified in the ICA.

The special review thresholds for WTO investors do not apply, and the general rules described above do apply, to the acquisition of control of certain types of businesses specified in the ICA, including a business that is a “cultural business”.  If the WTO investor rules apply, an investment in the shares of the Parent Company by or from a WTO investor will be reviewable only if it is an investment to acquire control of the Parent Company and the value of the assets of the Parent Company is equal to or greater than a specified amount (the “WTO Review Threshold”).  The WTO Review Threshold is adjusted annually by a formula relating to increases in the nominal gross domestic product of Canada.  For 2001, the WTO Review Threshold was determined to be $209,000,000.

If any non-Canadian, whether or not a WTO investor, acquires control of the Parent Company by the acquisition of shares, but the transaction is not reviewable as described above, the non-Canadian is required to notify the Canadian government and to provide certain basic information relating to the investment.  A non-Canadian, whether or not a WTO investor, is also required to provide a notice to the government on the establishment of a new Canadian business.  If the business of the Parent Company is then a prescribed type of business activity related to Canada’s cultural heritage or national identity, and if the Canadian government considers it to be in the public interest to do so, then the Canadian government may give a notice in writing within 21 days requiring the investment to be reviewed.

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

If an investment is reviewable, an application for review in the form prescribed by the regulations is normally required to be filed with the Director appointed under the ICA (the “Director”) prior to the investment taking place and the investment may not be consummated until the review has been completed.  There are, however, certain exceptions.  Applications concerning indirect acquisitions may be filed up to 30 days after the investment is consummated and applications concerning reviewable investments in culture-sensitive sectors are required upon receipt of a notice for review.  In addition, the Minister (a person designated as such under the ICA) may permit an investment to be consummated prior to completion of the review, if he is satisfied that delay would cause undue hardship to the acquiror or jeopardize the operations of the Canadian business that is being acquired.  The Director will submit the application to the Minister, together with any other information or written undertakings given by the acquiror and any representation submitted to the Director by a province that is likely to be significantly affected by the investment.

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

(g)

the compatibility of the investment with national industrial, economic and cultural policies taking into consideration industrial, economic and cultural objectives enunciated by the government or legislature of any province likely to be significantly affected by the investment; and

(h)

the contribution of the investment to Canada’s ability to compete in world markets.

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

The ICA specifically exempts certain transactions from either notification or review.  Included among this category of transactions is the acquisition of voting shares or other voting interests by any person in the ordinary course of that person’s business as a trader or dealer in securities.

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

The Parent Company has not paid dividends on the common shares in any of its last five fiscal years, and has no plans to pay dividends in the immediate future.  See “Item 8 - Selected Financial Data - Dividend Policy”.  Canadian federal tax legislation would require a 25% withholding from any dividends paid or deemed to be paid to the Parent Company’s non-resident shareholders.  However, shareholders resident in the United States would generally have this rate reduced to 15% pursuant to the tax treaty between Canada and the United States. The withholding tax rate on the gross amount of dividends is reduced to 5% if the beneficial owner of the dividend is a U.S. corporation, which owns at least 10% of the voting stock of the Canadian Corporation paying the dividends.  The amount of stock dividends paid to non-residents of Canada would be subject to withholding tax at the same rate as cash dividends.  The amount of a stock dividend (for tax purposes) would generally be equal to the amount by which the paid-up capital of the Parent Company had increased by reason of the payment of such dividend.  The Parent Company will furnish additional tax information to shareholders in the event of such a dividend.  Interest paid or deemed to be paid on the Parent Company’s debt securities held by non-Canadian residents may also be subject to Canadian withholding tax, depending upon the terms and provisions of such securities and any applicable tax treaty.

Gains derived from a disposition of shares of the Parent Company by a non-resident shareholder will be subject to tax in Canada only if not less than 25% of any class of shares of the Parent Company were owned by the non-resident shareholder and/or persons with whom the non-resident did not deal at arm’s length at any time during the five year period immediately preceding the disposition.  In such cases, gains derived by a U.S. shareholder from a disposition of shares of the Parent Company would likely be exempt from tax in Canada by virtue of the Canada-U.S. tax treaty.

All prospective investors are advised to consult their own tax advisors with respect to the specific tax consequences of purchasing common shares.

U.S. Holders

As used herein, a “U.S. Holder” means a holder of common shares of the Parent Company who is (i) a citizen or individual resident of the United States, (ii) a corporation or partnership created or organized in or under the laws of the United States or of any political subdivision thereof, (iii) an estate whose income is taxable in the United states irrespective of source or (iv) a trust subject to the primary supervision of a court within the United States and control of a United States fiduciary as described Section 7701(a)(30) of the Code.  This summary does not address the tax consequences to, and U.S. Holder does not include, persons subject to specific provisions of federal income tax law, such as tax-exempt organizations, qualified retirement plans, individual retirement accounts and other tax-deferred accounts, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, persons or entities that have a “functional currency” other than the U.S. dollar, shareholders subject to the alternative minimum tax, shareholders who hold common shares as part of a straddle, hedging or a conversion transaction, constructive sale or other arrangement involving more than one position, and shareholders who acquired their common shares through the exercise of employee stock options or otherwise as compensation for services.  This summary is limited to U.S. Holders who own common shares as capital assets within the meaning of Section 1221 of the Code.  This summary does not address the consequences to a person or entity holding an interest in a shareholder or the consequences to a person of the ownership, exercise or disposition of any options, warrants or other rights to acquire common shares.

Distribution on Common Shares of the Company

U.S. Holders receiving dividend distributions (including constructive dividends) with respect to common shares of the Parent Company are required to include in gross income for United States federal income tax purposes the gross amount of such distributions equal to the U.S. dollar value of such distributions on the date of receipt (based on the exchange rate on such date) to the extent that the Parent Company has current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions.  Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder’s federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder’s federal taxable income by those who itemize deductions.  (See more detailed discussion at “Foreign Tax Credit” below).  To the extent that distributions exceed current or accumulated earnings and profits of the Parent Company, they will be treated first as a return of capital up to the U.S. Holder’s adjusted basis in the common shares and thereafter as gain from the sale or exchange of the common shares.  Preferential tax rates for long-term capital gains are applicable to a U.S. Holder which is an individual, estate or trust.  There are currently no preferential tax rates for long-term capital gains for a U.S. Holder which is a corporation.

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

Dividends paid on the common shares of the Parent Company generally will not be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations.  A U.S. Holder which is a corporation and which owns shares representing at least 10% of the voting power and value of the Parent Company may, under certain circumstances, be entitled to a 70% (or 80% if the U.S. Holder owns shares representing at least 20% of the voting power and value of the Parent Company) deduction of the United States source portion of dividends received from the Parent Company (unless the Parent Company qualifies as a “foreign personal holding company” or a “passive foreign investment company,” as defined below).  The availability of this deduction is subject to several complex limitations which are beyond the scope of this discussion.

Certain information reporting and backup withholding rules may apply with respect to the Parent Company’s common shares.  In particular, a payor or middleman within the U.S., or in certain cases outside the U.S., will be required to withhold 31% of any payments to a holder of the Parent Company’s common shares of dividends on, or proceeds from the sale of, such common shares within the U.S., unless the holder is an exempt recipient, if the holder fails to furnish its correct taxpayer identification number or otherwise fails to comply with, or establish an exemption from, the backup withholding tax requirements.  Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a refund or a credit against the U.S. federal income tax liability, provided the required information is furnished to the IRS.  U.S. Holders are urged to consult their own tax counsel regarding the information reporting and backup withholding rules applicable to the Parent Company’s common shares.

Foreign Tax Credit

A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of common shares of the Parent Company may be entitled, at the option of the U.S. Holder, to either receive a deduction or a tax credit for such foreign tax paid or withheld.  Generally, it will be more advantageous to claim a credit because a credit reduces United States federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer’s income subject to tax.  This election is made on a year-by-year basis and applies to all foreign taxes paid by (or withheld from) the U.S. Holder during that year.  There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder’s United States income tax liability that the U.S. Holder’s foreign sources income bears to his or its worldwide taxable income.  In the determination of the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources.  Complex rules govern this classification process.  In addition, this limitation is calculated separately with respect to specific classes of income such as “passive income,” “high withholding tax interest,” “financial services income,” “shipping income,” and certain other classifications of income.  Dividends distributed by the Parent Company will generally constitute “passive income” or, in the case of certain U.S. Holders, “financial services income” for these purposes.  In addition, U.S. Holders which are corporations that own 10% or more of the voting stock of the Parent Company may be entitled to an “indirect” foreign tax credit under Section 902 with respect to payment of dividends by the Parent Company under certain circumstances and subject to complex rules and limitations.  The availability of the foreign tax credit and the application of the limitations on the credit are fact specific, and U.S. Holders of common shares of the Parent Company should consult their own tax advisors regarding their particular circumstances.

Disposition of Common Shares of the Company

A U.S. Holder will recognize gain or loss upon the sale of common shares of the Parent Company equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received, and (ii) the shareholder’s tax basis in the common shares of the Parent Company.  Preferential tax rates apply to long-term capital gains of U.S. Holders which are individuals, estates or trusts.  This gain or loss will be capital gain or loss if the common shares are a capital asset in the hands of the U.S.

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

Other Considerations

In the following circumstances, the above sections of this discussion may not describe the United States federal income tax consequences resulting from the holding and disposition of common shares:

Foreign Personal Holding Company

If at any time during a taxable year (i) more than 50% of the total combined voting power or the total value of the corporation’s outstanding shares is owned, directly or indirectly, by five or fewer individuals who are citizens or residents of the United States and (ii) 60% (50% in some circumstances) or more of the corporation’s gross income for such year was “foreign personal holding corporation.”  In that event, U.S. Holders that hold common shares would be required to include in gross income for such year their allocable portions of such passive income to the extent the corporation  does not actually distribute such income.  The Parent Company does not believe that it currently qualifies as a foreign personal holding corporation.  However, there can be no assurance that the Parent Company will not be considered a foreign personal holding corporation for the current or any future taxable year.

Foreign Investment Company

If 50% or more of the combined voting power or total value of the Parent Company’s outstanding shares is held, directly or indirectly, by citizens or residents of the United States, United States domestic partnerships or corporations, or estates or trusts other than foreign estates or trusts (as defined by the Code Section 7701(a)(31)), and the Parent Company is found to be engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest therein, it is possible that the Parent Company may be treated as a “foreign investment corporation” as defined in Section 1246 of the Code, causing all or part of any gain realized by a U.S. Holder selling or exchanging common shares to be treated as ordinary income rather than capital gain.  The Parent Company does not believe that it currently qualifies as a foreign investment corporation.  However, there can be no assurance that the Parent Company will not be considered a foreign investment corporation for the current or any future taxable year.

Passive Foreign Investment Corporation

Certain United States income tax legislation contains rules governing “passive foreign investment companies” (“PFIC”) which can have significant tax effects on U.S. Holders of foreign corporations.  These rules do not apply to non-U.S. Holders.  Section 1297 of the Code defines a PFIC as a corporation that is not formed in the United States and, for any taxable year, either (i) 75% or more of its gross income is “passive income”, which includes interest, dividends and certain rents and royalties or (ii) the average percentage, by fair market value (or, if the corporation is not publicly traded and either is a controlled foreign corporation or makes an election, by adjusted tax basis) of its assets that produce or are held for the production of “passive income” is 50% or more.  If a foreign corporation owns, directly or indirectly, at least 25% by value of the stock a second corporation, then for purposes of the PFIC tests described above, the first corporation will be treated as owning a proportionate share of the assets of, and as receiving a proportionate share of the income of, the second corporation.

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

A U.S. Holder who elects in a timely manner to treat the Parent Company as a QEF (an "Electing U.S. Holder") will be subject, under Section 1293 of the Code, to current federal income tax for any taxable year in which the Parent Company qualifies as a PFIC on his pro rata share of the Company's (i) "net capital gain" (the excess of net long-term capital gain over net short-term capital loss), which will be taxed as long-term capital gain to the Electing U.S. Holder and (ii) “ordinary earnings” (the excess of earnings and profits over net capital gain), which will be taxed as ordinary income to the Electing U.S. Holder, in each case, for the shareholder’s taxable year in which (or with which) the Company’s taxable year ends, regardless of whether such amounts are actually distributed.

The effective QEF election also allows the Electing U.S. Holder to (i) generally treat any gain realized on the disposition of his Company common shares (or deemed to be realized on the pledge of his shares) as capital gain; (ii) treat his share of the Parent Company’s net capital gain, if any, as long-term capital gain instead of ordinary income; and (iii) either avoid interest charges resulting from PFIC status altogether, or make an annual election, subject to certain limitations, to defer payment of current taxes on his share of the Parent Company’s annual realized net capital gain and ordinary earnings subject, however, to an interest charge.  If the Electing U.S. Holder is not a corporation, such an interest charge would be treated as “personal interest” that is not deductible.

The procedure a U.S. Holder must comply with in making an effective QEF election will depend on whether the year of the election is the first year in the U.S. Holder’s holding period in which the Parent Company is a PFIC.  If the U.S. Holder makes a QEF election in such first year, i.e., a timely QEF election, then the U.S. Holder may make the QEF election by simply filing the appropriate documents at the time the U.S. Holder files his tax return for such first year.  If, however, the Parent Company qualified as a PFIC in a prior year, then in addition to filing documents, the U.S. Holder must elect to recognize (i) under the rules of Section 1291 of the Code (discussed herein), any gain that he would otherwise recognize if the U.S. Holder sold his stock on the qualification date or (ii) if the Parent Company is a controlled foreign corporation, the U.S. Holder’s pro rata share of the Parent Company’s post-1986 earnings and profits as of the qualification date.  The qualification date is the first day of the Parent Company’s first tax year in which the Parent Company qualified as a QEF with respect to such U.S. Holder.  The elections to recognize such gain or earnings and profits can only be made if such U.S. Holder’s holding period for the common shares of the Parent Company includes the qualification date.  By electing to recognize such gain or earnings and profits, the U.S. Holder will be deemed to have made a timely QEF election.  A U.S. Holder who made elections to recognize gain or earnings and profits after May 1, 1992 and before January 27, 1997 may, under certain circumstances, elect to change such U.S. Holder’s qualification date to the first day of the first QEF year.  U.S. Holders are urged to consult a tax advisor regarding the availability of and procedure for electing to recognize gain or earnings and profits under the foregoing rules.

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

If a U.S. Holder does not make a timely QEF election during a year in which it holds (or is deemed to have held) the shares in question and the Parent Company is a PFIC (a “Non-electing U.S. Holder”), then special taxation rules under Section 1291 of the Code will apply to (i) gains realized on the disposition (or deemed to be realized by reasons of a pledge) of his Parent Company common shares and (ii) certain “excess distributions”, (generally, distributions received in the current taxable year that are in excess of 125% of the average distributions received during the three preceding years or, if shorter, the U.S. Holder’s holding period) by the Parent Company.

A Non-electing U.S. Holder generally would be required to pro rate all gains realized on the disposition of his Parent Company common shares and all excess distribution of his Parent Company common shares over the entire holding period for the common shares.  All gains or excess distributions allocated to prior years of the U.S. Holder (other than years prior to the first taxable year of the Parent Company during such U.S. Holder’s holding period and beginning after January 1, 1987 for which it was a PFIC) would be taxed at the highest tax rate for each such prior year applicable to ordinary income.  The Non-Electing U.S. Holder also would be liable for interest on the foregoing tax liability for each such prior year calculated as if such liability had been due with respect to each such prior year.  A Non-electing U.S. Holder that is not a corporation must treat this interest charge as “personal interest” which, as discussed above, is wholly nondeductible.  The balance of the gain of the excess distribution will be treated as ordinary income in the year of the disposition or distribution, and no interest charge will be incurred with respect to such balance.

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

Effective for tax years of U.S. Holders beginning after December 31, 1997, U.S. Holders who hold, actually or constructively, marketable stock (as specifically defined in the Treasury Regulations) of a foreign corporation that qualifies as a PFIC may annually elect to mark such stock to the market (a “mark-to-market election’).  If such an election is made, such U.S. Holder will generally not be subject to the special taxation rules of Section 1291 discussed above.  However, if the mark-to-market election is made by a Non-electing U.S. Holder after the beginning of the holding period for the PFIC stock, then the Section 1291 rules will apply to certain dispositions of, distributions on and other amounts taxable with respect to the Parent Company common shares.  A U.S. Holder who makes the mark-to market election will include in income for the taxable year for which the election was made an amount equal to the excess, if any, of the fair market value of such shares as of the common shares of the Parent Company as of the close of such tax year over such U.S. Holder’s adjusted basis in such common shares.  In addition, the U.S. Holder is allowed a deduction for the lesser of (i) the excess, if any, of such U.S. Holder’s adjusted tax basis in the common shares over the fair market value of such shares as of the close of the tax year, or (ii) the excess, if any of (A) the mark-to-market gains for the common shares in the Parent Company included by such U.S. Holder for prior tax years, including any amount which would have been included for any prior tax year but for the Section 1291 interest on tax deferral rules discussed above with respect to Non-electing U.S. Holders, over (B) the mark-to-market loses for shares that were allowed as deductions for prior tax years.  A U.S. Holder’s adjusted tax basis in the common shares of the Parent Company will be adjusted to reflect the amount included in or deducted from income as a result of a mark-to-market election.  A mark-to-market election applies to the taxable year in which the election is made and to each subsequent taxable year, unless the Parent Company common shares cease to be marketable, as specifically defined, or the IRS consents to revocation of the election.  Because the IRS has not established procedures for making a mark-to-market election, U.S. Holders should consult their tax advisor regarding the manner of making such an election.

Under Section 1291(f) of the code, the IRS has issued Proposed Treasury Regulations that, subject to certain exceptions, would treat as taxable certain transfers of PFIC stock by Non-electing U.S. Holders that were generally not otherwise taxed, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death.  Generally, in such ceases the basis of the Parent Company common shares in the hands of the transferee and the basis of any property received in exchange for those common shares would be increased by the amount of gain recognized.  Under the Proposed Treasury Regulations, an Electing U.S. Holder would not be taxed on certain transfers of PFIC stock, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death.  The transferee’s basis in this case will depend on the manner in which the common shares are transferred.  The specific tax effect to the U.S. Holder and the transferee may vary based on the manner in which the common shares are transferred.  Each U.S. Holder of the Parent Company is urged to consult a tax advisor with respect to how the PFIC rules affect their tax situation.

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

Controlled Foreign Corporation

If more than 50% of the total combined voting power of all classes of shares entitled to vote or the total value of the shares of the Parent Company is owned, actually or constructively, by citizens or residents of the United States, United States domestic partnerships and corporations or estates or trusts other than foreign estates or trusts (as defined by the Code Section 7701(a)(31)), each of whom own, actually or constructively, 10% or more of the total combined voting power of all classes of shares entitled to vote of the Parent Company (“United States shareholder”), the Parent Company could be treated as a controlled foreign corporation (“CFC”) under Subpart F of the Code.  This classification would affect many complex results, one of which is the inclusion of certain income of a CFC which is subject to current U.S. tax.  The United States generally taxes a United States Shareholder of a CFC currently on their pro rata shares of the Subpart F income of the CFC.  Such United States Shareholders are generally treated as having received a current distribution out of the CFC’s Subpart F income and are also subject to current U.S. tax on their pro rata shares of the CFC’s earnings invested in U.S. property.  The foreign tax credit described above may reduce the U.S. tax on these amounts.  In addition, under Section 1248 of the Code, gain from the sale or exchange of shares by a U.S. Holder of common shares of the Parent Company who is or was a United States Shareholder at any time during the five-year period ending with the sale or exchange is treated as ordinary income to the extent of earnings and profits of the Parent Company attributable to the shares sold or exchanged.  If a foreign corporation is both a PFIC and a CFC, the foreign corporation generally will not be treated as a PFIC with respect to United States Shareholders of the CFC.  This rule generally will be effective for taxable years of United States Shareholders beginning after 1997 and for taxable years of foreign corporations ending with or within such taxable years of United States Shareholders.  Special rules apply to United States shareholders who are subject to the special taxation rules under Section 1291 discussed above with respect to a PFIC.  Because of the complexity of Subpart F, a more detailed review of these rules is outside of the scope of this discussion.  The Parent Company does not believe that it currently qualifies as a CFC.  However, there can be no assurance that the Parent Company will not be considered a CFC for the current or any future taxable year.

Canadian Federal Income Tax Consequences

The following is a general discussion of all material Canadian federal income tax consequences, under current law, generally applicable to (a “Holder”) of one or more common shares of Telesis North Communications Inc. (the “Company”) who for the purposes of the Income Tax Act (Canada) (the “Act”) is a non-resident of Canada, holds his common shares as capital property and deals at arm’s length with the Company and is restricted to such circumstances.

Dividends

A Holder will be subject to Canadian withholding tax (“Part XIII Tax”) equal to 25%, or such lower rate as may be available under an applicable tax treaty, of the gross amount of any dividend paid or deemed to be paid on his common shares.  Under the 1995 Protocol amending the Canada-U.S. Income Tax Convention (1980) (the “Treaty”) the rate of Part XIII Tax applicable to a dividend on common shares paid to a Holder who is a resident of the United States is reduced from the 25% rate.  Under the Treaty, the Company will be required to withhold Part XIII Tax at 15% from each dividend so paid and remit the withheld amount directly to the Receiver General for Canada for the account of the Holder.  The 15% rate is further reduced to 5% if the shareholder is a corporation owning at least 10% of the outstanding common shares of the Company.

Disposition of Common Shares

A Holder, who disposes of a common share, including by deemed disposition on death, will not be subject to Canadian tax on any capital gain (or capital loss) thereby realized unless the common share constituted “taxable Canadian property” as defined by the Act.  Generally, a common share will not constitute taxable Canadian property of a Holder unless he held the common share as capital property used by him carrying on a business (other than an insurance business) in Canada, or he or persons with whom he did not deal at arm’s length alone or together held or held options to acquire, at any time within the five years preceding the disposition, 25% or more of the shares of any class of the capital stock of the Company.  The disposition of a common share that constitutes “taxable Canadian property” of a Holder could also result in a capital loss, which can be used to reduce all taxable income (only that portion of taxable income derived from a capital gain).

A capital gain occurs when proceeds from the disposition of a share of other capital property exceeds the original cost.  A capital loss occurs when the proceeds from the disposition of a share are less than the original cost.  Under the Act, capital gain is effectively taxed at a lower rate as only 50% of the gain is effectively included in the Holder’s taxable income.

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

F.

Dividends and Paying Agents

Not applicable.

G.

Statements by Experts

Not applicable.

H.

Documents on Display

The Parent Company has filed with the Securities and Exchange Commission this Annual Report on Form 20-F, including exhibits, under the Securities and Exchange Act of 1934 with respect to the Parent Company’s Common Shares.

You may read and copy all or any portion of the Annual Report of other information in our files in the Commission’s public reference room at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the regional offices of the Commission located at Seven World Trade Centre, 13th Floor, New York, NY 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. You may request copies of these documents upon payment of a duplicating fee, by writing to the Commission. Please call the Commission at 1-800-SEC-0330 for further information on the operation of the public reference rooms.

I.

Subsidiary Information

Not applicable.

ITEM 11.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Not applicable.

ITEM 12.

DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.

DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.

MATERIAL MODIFICATION TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.

CONTROLS AND PROCEDURES

Management of the Parent Company is responsible for establishing and maintaining adequate internal control over financial reporting for the Parent Company.  Management, including the Parent Company’s Chief Executive Officer and Chief financial Officer, directly supervises the preparation of all of the financial reports prepared by the Parent Company and is directly involved in the Parent Company’s financial record keeping and reporting.  All accounting records and financial reports prepared by the Parent Company are reviewed for accuracy by the Parent Company’s Chief Financial Officer and Chief Executive Officer.

As of the end of the period covered by this annual report, an evaluation was carried out under the supervision and with the participation of the Parent Company’s management, including the Parent Company’s Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Parent Company’s disclosure controls and procedures, as such term is defined under Rules 13a-14(c) and 15d-14(c) promulgated under the Securities Exchange Act of 1934, as amended, or the Exchange Act. Based on that evaluation, the Parent Company’s Chief Executive Officer and Chief Financial Officer have concluded that the Parent Company’s disclosure controls and procedures are effective in ensuring that material information required to be disclosed in this annual report is recorded, processed, summarized and reported, and required disclosure is made within the time period specified in the rules and forms of the Securities and Exchange Commission.

There were no significant changes in the Parent Company’s internal controls or in other factors that could significantly affect these controls subsequent to the date of their evaluation, including any significant deficiencies or material weaknesses of internal controls that would require corrective action.  There were no changes in the Parent Company’s internal control over financial reporting identified in connection with the Parent Company’s evaluation of its disclosure controls and procedures and the effectiveness of those procedures in the period covered by this report.

ITEM 16.

RESERVED

ITEM 16A.

AUDIT COMMITTEE FINANCIAL EXPERT

The Board of Directors of the Parent Company has determined that Mr. Praveen K. Varshney is an “audit committee financial expert” as defined in Item 16A of Form 20-F.  Mr. Varshney is not an “independent director” as defined in the Exchange Act and the rules and regulations promulgated thereunder.

ITEM 16B.

CODE OF ETHICS

The Parent Company has not yet adopted a written ”code of ethics” that meets the new United States' Sarbanes-Oxley standards. The Board of Directors believes that its existing standards and procedures are adequate for its purposes.  The Parent Company has not seen any need to adopt a written code of ethics on the basis that its management structure and corporate culture effectively deter wrongdoing and promote honest and ethical conduct, full, fair and accurate, timely, and understandable disclosure in reports and documents, compliance with applicable governmental laws, rules and regulations, prompt internal reporting of unethical conduct and accountability for adherence to the conduct standards.  The Parent Company’s has a small number of employees and most of its officers are also directors, thus eliminating any split between the Parent Company’s management and the directors who are responsible to safeguard shareholder interests.  As a result, the activities of the Parent Company’s officers, employees and other agents can be easily monitored by its directors, thus eliminating the need for a formal written code of ethics.

ITEM 16C.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

LDMB ADVISORS INC., Chartered Accountants (“LDMB”), are the Parent Company's independent auditors and examined the financial statements of the Company for the fiscal years ending December 31, 2003 and December 31, 2002.  LDMB performed the services listed below and were paid the fees listed below for the fiscal years ended December 31, 2003 and December 31, 2002.

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

ITEM 16D.    EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable.

ITEM 16E.

PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

No purchases of shares or any other units of any class of the Parent Company’s equity securities have been made by or on behalf of the Parent Company, or any affiliated purchaser.

PART III

ITEM 17.

FINANCIAL STATEMENTS

The Consolidated Financial Statements have been prepared in accordance with Canadian GAAP and are presented in Canadian dollars.  There are material measurement differences between United States and Canadian GAAP.  A reconciliation of the financial statements to United States GAAP is set forth in Note 16 to the Consolidated Financial Statements.

ITEM 18.

FINANCIAL STATEMENTS

See “Item 17. Financial Statements.”

ITEM 19.

FINANCIAL STATEMENTS AND EXHIBITS

(a)	Financial Statements
Auditors’ Report and Comments by Auditors for United States Readers on Canada-United States Reporting Difference dated February 4, 2004.
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

ASSISTGLOBAL TECHNOLOGIES CORP. (FORMERLY IGN INTERNET GLOBAL NETWORK INC.)

“Catherine Stauber”

By:

Catherine Stauber

Director

DATED:  June 28, 2004

ASSISTGLOBAL TECHNOLOGIES CORP.

ANNUAL REPORT ON FORM 20-F

INDEX TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS

Exhibits	Page
J.A. Minni & Associates Inc. Auditors’ Report on Consolidated Financial Statements for the years ended June 30, 2001, 2000 and 1999	*
J.A. Minni & Associates Inc. Comments by Auditors for U.S. Readers on Canada-U.S. Reporting Conflict	*
Consolidated Balance Sheets as at June 30, 2001, 2000 and 1999	*
Consolidated Statements of Operations and Deficit for the years ended June 30, 2001, 2000 and 1999	*
Consolidated Statements of Cash Flows for the years ended June 30, 2001, 2000 and 1999	*
Notes to the Consolidated Financial Statements of the Company	*
J.A. Minni & Associates Inc. Auditors’ Report on Consolidated Financial Statements for the years ended June 30, 2002, 2001, and 2000	*
J.A. Minni & Associates Inc. Comments by Auditors for U.S. Readers on Canada-U.S. Reporting Conflict	*
Consolidated Balance Sheets as at June 30, 2002, 2001, and 2000	*
Consolidated Statements of Operations and Deficit for the years ended June 30, 2002, 2001, and 2000	*
Consolidated Statements of Cash Flows for the years ended June 30, 2002, 2001, and 2000	*
Notes to the Consolidated Financial Statements of the Company	*
J.A. Minni & Associates Inc. Auditors’ Report on Consolidated Financial Statements for the years ended June 30, 2003, 2002 and 2001	*
J.A. Minni & Associates Inc. Comments by Auditors for U.S. Readers on Canada-U.S. Reporting Conflict	*
Consolidated Balance Sheets as at June 30, 2003, and 2002	*
Consolidated Statements of Operations and Deficit for the years ended June 30, 2003, 2002 and 2001	*
Consolidated Statements of Cash Flows for the years ended June 30, 2003, 2002 and 2001	*
Notes to the Consolidated Financial Statements of the Company	*
LDMB’s Auditors’ Report on Consolidated Financial Statements for the years ended December 31, 2003 and 2002	60
LDMB’s Comments by Auditors for U.S. Readers on Canada-U.S. Reporting Conflict	60
Consolidated Balance Sheets as at December 31, 2003 and 2002	61
Consolidated Statements of Operations and Deficit for the years ended December 31, 2003 and 2002	62
Consolidated Statements of Cash Flows for the years ended December 31, 2003 and 2002	64
Notes to the Consolidated Financial Statements of the Company	65-73

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

DECEMBER 31, 2003

ASSISTGLOBAL TECHNOLOGIES CORP.

(Formerly IGN Internet Global Network Inc.)

CONTENTS

DECEMBER 31, 2003

Page

AUDITORS' REPORT

1

FINANCIAL STATEMENTS

 Consolidated Balance Sheets

2

 Consolidated Statements of Operations

3

 Consolidated Statements of Shareholders' Equity

4

 Consolidated Statements of Cash Flows

5

 Notes to the Consolidated Financial Statements

6 - 14

AUDITORS' REPORT

REVISED

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

We conducted our audits in accordance with Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the consolidated financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation.

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

Langley, Canada

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

COMMITMENTS (Note 12)
SUBSEQUENT EVENTS (Note 16)

APPROVED BY THE DIRECTORS:

/s/ Sokie Puar___________ Director                       /s/ Catherine Stauber______ Director

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

ASSISTGLOBAL TECHNOLOGIES CORP.

(Formerly IGN Internet Global Network Inc.)

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

DECEMBER 31, 2003	-		-	-	-	-	-	-	-
	Common Shares			Additional					Total
	Number			Paid-in		Accumulated			Shareholders'
	of Shares	Amount		Capital		Deficit			Equity
Balance, June 30, 2003	8,188,780	$13,503,911		$-			$(13,754,866)		$(250,955)
Share consolidation 3:1	(5,459,187)	-		-			-		-
Common shares issued for shares of
AssistGlobal Inc. (including 750,000
shares issued as a finder's fee)	11,100,000	(13,503,911)		-			13,503,911		-
AssistGlobal Inc. shareholder deficiency
acquired on reverse acquisition	-	177,380		-			(278,849)		(101,469)
Stock options exercised	200,000	60,000		-			-		60,000
Issue of common shares for cash	1,973,750	315,800		-			-		315,800
Fair value of options issued to consultants	-	-		48,300			-		48,300
Net loss for the period	-	-		-			(296,456)		(296,456)
Balance, December 31, 2003	16,003,343	$553,180		$48,300			$(826,260)		$(224,780)

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

(g)

Revenue recognition

Revenue is recognized when earned. The Company provides turnkey web-hosted applications and sells packaged and custom software products and related consulting services. Software product revenues are recognized upon shipment of the software product only if no significant Company obligations remain, the fee is fixed or determinable, and collection is received or the resulting receivable is deemed probable. Revenue from packaged software products are recorded when the payment has been received and the software has been shipped. Revenue is recognized, net of discount and allowances, at the time of product shipment. Provisions are recorded for returns, concessions, and bad debts and at December 31, 2003 amounted to $NIL. Revenue related to obligations, which include telephone support for certain products, are based on the relative fair value of each of the deliverables determined based on vendor-specific objective evidence ("VSOE") when significant. The Company VSOE is determined by the price charged when each element is sold separately. Revenue from non-recurring programming, software engineering fees, consulting service,support arrangements and training programs are recognized when the services are provided.

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

ASSISTGLOBAL TECHNOLOGIES CORP.

(Formerly IGN Internet Global Network Inc.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2003

				Accumulated
-	-	Cost	-	Amortization	-	-	2003	-	-	2002	-	-	2001

Computer equipment		$51,920		$18,874			$33,046			$5,789			$5,789
Computer software		38,122		36,190			1,932			11,871			11,871
Furniture and fixtures		16,924		8,375			8,549			18,888			18,888

		$106,966		$63,439			$43,527			$36,548			$36,548

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

(c)

Stock options

The Company has 1,388,333 stock options outstanding in total. Summaries of options granted are as follows:

	Weighted average
	Number of shares	exercise price

Balance at June 30, 2003	1,011,000	$0.10
Consolidation 3:1	(674,000)	0.10
Exercised	(200,000)	0.30
Cancelled	(78,667)	0.30
Granted	1,330,000	0.39

Balance at December 31, 2003	1,388,333	$0.39

As at December 31, 2003, the following stock options were outstanding:

		Number		Number
		outstanding at		exercisable at
Exercise price		December 31, 2003	Expiry date	December 31, 2003

$0.30		1,333	June 13, 2004	1,333
$0.30		1,000	March 3, 2004	1,000
$0.30		56,000	January 25, 2007	56,000
$0.39	($0.30 US)	1,330,000	December 9, 2008	1,330,000

		1,388,333		1,388,333

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

The compensation costs reflected in these pro forma amounts were calculated using the Black-Scholes option pricing model using the following weighted average assumptions:

-	2003
Risk free interest rate	3%
Expected dividend yield	- %
Stock price volatility	124%
Expected life of options	3 years

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

ASSISTGLOBAL TECHNOLOGIES CORP.

(Formerly IGN Internet Global Network Inc.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2003

10.

INCOME TAXES

(a)

Provision for income taxes

	2003	2002	2001

The provision for income taxes is comprised of:
Current expense (recovery)	$-	$290	$(2,160)
Future expense (recovery)	-	(1,034)	1,034
-
-	$-	$(744)	$(1,126)

(b)

Future tax assets and liabilities

-	2003	2002	2001

Future tax assets (liabilities):
Operating loss carry-forwards	$137,912	$63,720	$-
Property and equipment	(2,396)	(10,515)	(1,034)
-
-	135,516	53,205	(1,034)

Valuation allowance	(135,516)	(53,205)	-

Net future tax asset (liability)	$-	$-	$(1,034)

(c)

Loss carry-forwards

The Company and its subsidiaries have estimated accumulated losses of approximately $387,393. These losses expire as follows:

2007	$4,850
2009	$156,060
2010	$226,483

-	$387,393

11.

RELATED PARTY TRANSACTIONS

-	2003	2002	2001

Management and consulting fees paid to officers and directors
of the Company and / or companies controlled by them	$121,277	$63,640	$44,850
Sales to a company controlled by a director of the
Company	$25,200	$47,316	$460,296
Amounts included in accounts receivable due from a
company controlled by a director of the Company	$1,141	$28,528	$4,482
Amounts included in accounts payable due to companies
controlled by/or with common directors of the Company	$64,900	$7,120	$-

ASSISTGLOBAL TECHNOLOGIES CORP.

(Formerly IGN Internet Global Network Inc.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2003

12.

COMMITMENTS

The Company leases equipment under an operating lease that expires December 2004. The lease commitment is as follows:

2004	$1,800

Under the terms of management and consulting services agreements with companies controlled by officers and directors of the Company, the Company will be required to make annual management and consulting payments as follows:

2004	$120,000
2005	120,000
2006	70,000

	$310,000	-

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

ARCHIBUS/FMO

UNITEDSTATES

DEALER

AGREEMENT

This Dealer Agreement (the" Agreement") is entered into as of the Effective Date by and between ARCHIBUS. Inc.. a Delaware corporation with principal offices at 100 Franklin Street, Boston. Massachusetts 02110, USA ("AI") and

ASSISTGLOBAL.COM COMMUNICATIONS Inc.

 [full legal name],

- -a corporation [name of state/country of incorporation] OR

- -an unincorporated association duly formed under the laws of BRITISH COLUMBIA, CANADA [name of state/country]

with principal offices at

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