Form 20-F
period 2004-12-31
BASSETT VENTURES INC.
filed 2005-07-11
CIK 1036140

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

________REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934.

OR

___X____ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2004.

OR

________TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(b) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE TRANSITION PERIOD FROM _________________ TO _________________.

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

None

(Title of Class)

Number of outstanding shares of each of the Company’s classes of capital or common stock as of the period covered by the annual report. As of December 31, 2004, there were 17,623,343 common shares issued and outstanding.

C:\DOCUME~1\FILING~1\LOCALS~1\Temp\Annual Report 20F 6-16-05 Final.doc	1	last saved

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  Yes                  No    X

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17    X                 Item 18

C:\DOCUME~1\FILING~1\LOCALS~1\Temp\Annual Report 20F 6-16-05 Final.doc	2	last saved

TABLE OF CONTENTS

GLOSSARY OF TERMS

4

NOTE REGARDING FORWARD-LOOKING STATEMENTS

5

PART I

6

ITEM 1.

IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

6

ITEM 2.

OFFER STATISTICS AND EXPECTED TIMETABLE

6

ITEM 3.

KEY INFORMATION

6

A.

Selected Financial Data

8

B.

Capitalization and Indebtedness

10

C.

Reasons for the Offer and Use of Proceeds

10

D.

Risk Factors

10

ITEM 4.

INFORMATION ON THE COMPANY

14

A.

History and Development of the Company

14

B.

Business Overview

14

C.

Organizational Structure

15

D.

Property, Plant and Equipment

16

Item 5.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

17

A.

Operating Results

17

B.

Liquidity and Capital Resources

18

C.

Research and Development, Patents and Licenses, Etc.

20

D.

Trend Information

20

E.

Off Balance Sheet Arrangements

20

F.

Tabular Disclosure of Contractual Obligations

20

Item 6.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

21

A.

Directors and Senior Management

21

B.

Compensation

22

C.

Board Practices

27

D.

Employees

27

E.

Share Ownership

28

Item 7.

Major SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

30

A.

Major Shareholders

30

A.1.a

Holdings by Major Shareholders

30

A.2

Canadian Share Ownership

30

A.3

Control of the Corporation

30

A.4

Change in Control Arrangements

31

B.

Related Party Transactions

32

C.

Interests of Experts and Counsel

32

Item 8.

FINANCIAL INFORMATION

32

A.

Consolidated Financial Statements and Other Financial Information

32

B.

Significant Changes

33

Item 9.

THE OFFER AND LISTING

34

A.

Offer and Listing Details

34

B.

Plan of Distribution

35

C.

Markets

35

D.

Selling Shareholders

35

E.

Dilution

35

F.

Expenses of the Issue

35

Item 10.

ADDITIONAL INFORMATION

35

A.

Share Capital

35

B.

Memorandum and Articles of Association

35

C.

Material Contracts

38

D.

Exchange Controls

39

E.

Taxation

40

F.

Dividends and Paying Agents

49

C:\DOCUME~1\FILING~1\LOCALS~1\Temp\Annual Report 20F 6-16-05 Final.doc	3	last saved

G.

Statements by Experts

49

H.

Documents on Display

49

I.

Subsidiary Information

49

Item 11.

quantitative and qualitative disclosures about market risk

50

Item 12.

DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

50

PART II

50

Item 13.

DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

50

Item 14.

MATERIAL MODIFICATION TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEED

50

ITEM 15.

CONTROLS AND PROCEDURES

50

ITEM 16.

51

ITEM 16A.

AUDIT COMMITTEE FINANCIAL EXPERT

51

ITEM 16B.

CODE OF ETHICS

51

ITEM 16C.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

51

ITEM 16D.

EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

52

ITEM 16E.

PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

52

PART III

52

Item 17.

Financial Statements

52

Item 18.

Financial Statements

52

Item 19.

Exhibits

53

GLOSSARY OF TERMS

AGI	AssistGlobal Inc., a wholly-owned subsidiary of the Parent Company, incorporated under the laws of the Province of British Columbia.
Board	Board of Directors of the Parent Company.
CNQ	Canadian Trading and Quotation System Inc.
Directors	The Directors of AssistGlobal Technologies Corp. (formerly IGN Internet Global Network Inc.)
GAAP	Generall accepted accounting principles.
Parent Company or AssistGlobal	AssistGlobal Technologies Corp. (formerly IGN Internet Global Network Inc.), a corporation incorporated pursuant to the Business Corporations Act (BC).

Words importing the singular number only include the plural and vice versa, and words importing any gender include all genders.

C:\DOCUME~1\FILING~1\LOCALS~1\Temp\Annual Report 20F 6-16-05 Final.doc	4	last saved

NOTE REGARDING FORWARD-LOOKING STATEMENTS

Except for statements of historical fact, certain information contained in this Annual Report constitutes “forward-looking statements” within the meaning of section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results or achievements to be materially different from any future results or achievements expressed or implied by such forward-looking statements. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “estimates”, “predicts”, “potential”, “continue”, “believe” or “intends”, or stating that certain actions, events or results “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be “forward-looking statements.”  Such statements are included, among other places, in this document under the headings “Key Information”, “Information on the Company” and “Operating and Financial Review and Prospects.”

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

C:\DOCUME~1\FILING~1\LOCALS~1\Temp\Annual Report 20F 6-16-05 Final.doc	5	last saved

PART I

ITEM 1.

IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.

OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.

KEY INFORMATION

AssistGlobal Technologies Corp. (Formerly IGN Internet Global Network Inc.) (the “Parent Company” or “AssistGlobal”) was incorporated by registration of its memorandum and articles under the laws of the Province of British Columbia on September 15, 1987, under the name “Grand Resources Inc.”  (Please see Item 4.)

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

On July 6, 2003, the Parent Company entered into a definitive acquisition agreement (the “Acquisition Agreement”) with AssistGlobal.com Communications Inc. (“AGI”) and its principal shareholders to acquire all of the issued and outstanding shares of AGI in exchange for the issuance of 10,350,000 post consolidated common shares of the Parent Company (the “IGN Shares”) at a deemed price of $0.35 per share. See “Item 3 – Acquisition and Dispositions”.

The Parent Company has two wholly owned subsidiaries:  AssistGlobal Inc. (formerly AssistGlobal.com Communications Inc.) incorporated federally in February 2000 and AssistGlobal USA Inc. incorporated in the State of Nevada on September 23, 2003.

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

C:\DOCUME~1\FILING~1\LOCALS~1\Temp\Annual Report 20F 6-16-05 Final.doc	6	last saved

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

A share consolidation and name change of the Parent Company name from IGN Internet Global Network Inc. to AssistGlobal Technologies Corp.  The consolidation and name change were approved by the shareholders at the Parent Company’s annual general meeting held on September 9, 2003 and became effective on September 23, 2003.   The number of shares currently outstanding in the capital stock of the Parent Company has been reduced from 8,188,780 common shares without par value to 2,729,593 common shares without par value upon completion of the three (3) for one (1) share consolidation.

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

AGI, a wholly-owned subsidiary of the Parent Company, is an operating and revenue producing company. AGI develops and owns proprietary software in addition to hosting and reselling software for the Facilities and Project Management industry.  (See Business Overview.)

AssistGlobal USA Inc., a wholly-owned subsidiary of the Parent Company, was incorporated in anticipation of expanding sales in the USA.  The Parent Company anticipates eventually distributing products from a US location in order to reduce shipping and customs costs.

Acquisitions and Dispositions

Pursuant to an agreement dated May 20, 2003, the Parent Company sold all of its subsidiaries for cash consideration of $1. The closing of the sale was effective June 2, 2003.

On July 6, 2003, the Parent Company entered into a definitive acquisition agreement (the “Acquisition Agreement”) with AGI and its principal shareholders to acquire all of the issued and outstanding shares of AGI in exchange for the issuance of 10,350,000 post consolidated common shares of the Parent Company (the “IGN Shares”) at a deemed price of $0.35 per share.  As part of the transaction, the Parent Company obtained shareholder approval to consolidate its issued and outstanding common shares on a 1 new share for 3 old share basis and completed post consolidation financing of US$105,000 in order to fund the project.  A finder’s fee of 750,000 post-consolidated shares was paid upon the closing of the transaction.

Subsequent to the year ended December 31, 2004, three directors and two employees have agreed to collectively tender 7,322,914 shares of the Parent Company held by them to the treasury of the Parent Company for cancellation in exchange for all of the shares of AGI.  The transaction will require the approval of two-third of the votes of shareholders participating at the 2005 annual shareholder meeting of the Parent Company. The directors of the Parent Company are also seeking approval of disinterested

C:\DOCUME~1\FILING~1\LOCALS~1\Temp\Annual Report 20F 6-16-05 Final.doc	7	last saved

shareholders to the transaction with related parties in connection with the disposition of AGI.  As the sale represents a disposition of substantially all of the assets of AssistGlobal, shareholders of AssistGlobal are entitled to exercise dissent rights under applicable corporate laws.

In connection with the disposition of AGI, Catherine Stauber, Geoffrey Dryer and Robert Visser will not stand for re-election as directors at AssistGlobal’s 2005 annual shareholder meeting, and will step down as officers of AssistGlobal upon closing of the transaction.  AssistGlobal has also agreed with AGI that on closing of the transaction, it will forgive approximately $279,230 of intercorporate debt owed by AGI and transfer its ownership of AssistGlobal (USA) Inc. to AGI.

The Parent Company’s decision to divest its interest in AGI follows various efforts to raise further financing for the business of AGI, which have not been successful.  As a result the Board of AssistGlobal and AGI have mutually determined that the transaction is in best interests of both AssistGlobal and AGI.

Management of AGI have negotiated an agreement in principle with Meridex Software Corporation (“Meridex”) whereby Meridex is proposing to acquire the shares or assets AGI.  The acquisition of AGI is subject to a number of conditions, including the disposition of AGI by the Parent Company, board approval, and entering into a definitive agreement with AGI.  The acquisition by Meridex, if proceeding, will be made in accordance with the policies of the TSX Venture Exchange.

AssistGlobal will also seek shareholder approval at the 2005 annual shareholder meeting to a consolidation of its issued share capital on the basis of four (4) existing shares for each new share.

A.

Selected Financial Data

This data has been derived from our audited financial statements, which have been prepared in accordance with accounting principles generally accepted in Canadian GAAP and reconciled for material measurement differences to U.S. GAAP.  Set forth in the following table are selected financial data with respect to the Parent Company’s financial condition and results of operation for the years ended December 31, 2004, 2003, 2002, and 2001. The selected financial and operating information as at December 31, 2004 and 2003 and for each of the years in the three year period ended December 31, 2004 should be read in conjunction with the audited consolidated financial statements and notes thereto included elsewhere herein and in conjunction with “Item 5: Operating and Financial Review and Prospects”. The selected financial data as at and for these periods have been extracted from, and are qualified by reference to the audited consolidated financial statements included herein at Item 17.  The selected financial data as at December 31, 2002 and 2001 and for the years ended December 31, 2002 and 2001 have been extracted from audited financial statements not included herein.

Fiscal Years ended December 31,
	2004	2003	2002	2001
Revenues
Canadian GAAP	$ 690,403	$ 651,290	$ 495,322	$ 992,404
U.S. GAAP	$ 690,403	$ 651,290	$ 495,322	$ 992,404
Total Assets
Canadian GAAP	$ 313,938	$ 268,531	$ 158,980	$ 307,367
U.S. GAAP	$ 313,938	$ 268,531	$ 158,980	$ 307,367
Net Assets
Canadian GAAP	$ (184,237)	$ (224,780)	$ (101,469)	$ 36,737
U.S. GAAP	$ (184,237)	$ (224,780)	$ (101,469)	$ 36,737

C:\DOCUME~1\FILING~1\LOCALS~1\Temp\Annual Report 20F 6-16-05 Final.doc	8	last saved

Deficit
Canadian GAAP	$ 1,776,675	$ 1,058,236	$ 278,849	$ 149,643
U.S. GAAP	$ 1,776,675	$ 1,058,236	$ 278,849	$ 149,643
Net Income (Loss)
Canadian GAAP	$ (718,439)	$ (528,432)	$ (138,206)	$ 255,589
U.S. GAAP	$ (718,439)	$ (528,432)	$ (138,206)	$ 255,589
Share capital
Canadian GAAP	$ 1,132,603	$ 553,180	$ 177,380	$ 177,380
U.S. GAAP	$ 1,132,603	$ 553,180	$ 177,380	$ 177,380
Weighted average number of shares outstanding	17,284,764	14,890,898	11,100,000	1,100,000
Earnings (Loss) Per Share[1]
Canadian GAAP	$ (0.04)	$ (0.04)	$ (0.01)	$ 0.03
U.S. GAAP	$ (0.04)	$ (0.04)	$ (0.01)	$ 0.03
Cash provided by (used in)
Operating activities
Canadian GAAP	$ (476,894)	$ (174,585)	$ (107,276)	$ 216,316
U.S. GAAP	$ (476,894)	$ (174,585)	$ (107,276)	$ 216,316
Investing activities
Canadian GAAP	$ (28,130)	$ (1,193)	$ (23,142)	$ (28,339)
U.S. GAAP	$ (28,130)	$ (1,193)	$ (23,142)	$ (28,339)

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

	Year Ended December 31,
	2004	2003	2002	2001	2000
Average for Period	US$0.7719	US$0.7205	US$0.6370	US$0.6443	US$0.6723

C:\DOCUME~1\FILING~1\LOCALS~1\Temp\Annual Report 20F 6-16-05 Final.doc	9	last saved

The high and low exchange rates for each month during the previous six months are as follows:

Month Ended
	April	March	February	January	December	November
	2005	2005	2005	2005	2005	2005
High for Period	US$0.8233	US$0.8322	US$0.8134	US$0.8346	US$0.8435	US$0.8493
Low for Period	US$0.7957	US$0.8024	US$0.7961	US$0.8050	US$0.8064	US$0.8155

As of December 31, 2004, the noon rate of exchange, as reported by the Federal Reserve Bank of New York for the conversion of United States dollars into Canadian dollars was US$0.8310 (US$1.00 = CDN$1.203).

As of May 20, 2005, the noon rate of exchange, as reported by the Federal Reserve Bank of New York for the conversion of United States dollars into Canadian dollars was US$0.7919 (US$1.00 = CDN$1.2627).

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

Limited Operating History

The Parent Company commenced its current operations in September 2003 and, therefore, has only a limited operating history upon which an evaluation of its business and prospects can be based. The Parent Company incurred a net loss of $718,439 in the year ended December 31, 2004, and incurred a net loss of $528,432 in the year ended December 31, 2003.

In view of the rapidly evolving nature of the Parent Company’s business and markets and limited operating history, the Parent Company believes that period-to-period comparisons of financial results are not necessarily meaningful and should not be relied upon as an indication of future performance.

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

Product Recognition and Development of Markets

C:\DOCUME~1\FILING~1\LOCALS~1\Temp\Annual Report 20F 6-16-05 Final.doc	10	last saved

To attract new users of the Parent Company’s products and services, the Parent Company must increase market awareness.  To increase product awareness, traffic and revenue, the Parent Company intends to substantially increase its off-line and on-line advertising and promotional efforts.  The Parent Company’s marketing activities may, however, not result in increased revenue and even if they do, any increased revenue may not offset the expenses incurred in building brand recognition.  The promotional efforts required to successfully implement the Parent Company’s business plan may require expenditures beyond the financial resources available to the Parent Company.  Moreover, despite these efforts, the Parent Company may be unable to increase market awareness of its products, which would have an adverse effect on the results of the operations of the Parent Company.

While the Parent Company has historical sales of its products and services upon which it bases its sales estimates and has conducted internal research on the size of its target markets, its estimated market size in any given industry sector may be significantly smaller or may not exist at all.  To the knowledge of management, there are no independent market studies for AssistGlobal’s products and services or market studies for hosting AssistGlobal’s software.  Investors will have to rely on the expertise and knowledge of management in targeting and identifying emerging markets for AssistGlobal’s products and services and its hosting.

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

C:\DOCUME~1\FILING~1\LOCALS~1\Temp\Annual Report 20F 6-16-05 Final.doc	11	last saved

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

Additional Capital Requirements

The Parent Company has and may continue to have capital requirements in excess of its currently available resources.  In the event the Parent Company’s plans change, its assumptions change or prove inaccurate or its capital resources in addition to projected cash flow, if any, prove to be insufficient to fund operations, the Parent Company could be required to seek additional financing sooner than currently anticipated.  To the extent that any such financing involves the sale of the Parent Company’s equity securities, the interests of the Parent Company’s then existing shareholders could be substantially diluted.  There can be no assurance that such financing will be available to the Parent Company on terms acceptable to it, if at all.

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

C:\DOCUME~1\FILING~1\LOCALS~1\Temp\Annual Report 20F 6-16-05 Final.doc	12	last saved

rely on its sales, marketing and customer service efforts to ensure customer demand meets expenditures.  If it is unsuccessful in this regard, its future may be adversely affected.

Shares of the Company are Considered Penny Stocks and are Subject to the Penny Stock Rules

Rules 15g-1 through 15g-9 promulgated under the Exchange Act impose sales practice and disclosure requirements on certain brokers-dealers who engage in certain transactions involving "a penny stock." Subject to certain exceptions, a penny stock generally includes any equity security not traded on an exchange or quoted on NASDAQ that has a market price of less than U.S.$5.00 per share. The Parent Company’s shares are expected to be deemed penny stock for the purposes of the Exchange Act.  The additional sales practice and disclosure requirements imposed upon brokers-dealers may discourage broker-dealers from effecting transactions in the Parent Company’s shares, which could severely limit the market liquidity of the shares and impede the sale of the shares in the secondary market.

Under the penny stock regulations, a broker-dealer selling penny stock to anyone other than an established customer or "accredited investor" (generally, an individual with net worth in excess of $1,000,000 or an annual income exceeding $200,000, or $300,000 together with his or her spouse in each of the two most recent fiscal years with a reasonable expectation of achieving such level in the current fiscal year) must make a special suitability determination for the purchaser and must receive the purchaser's written consent to the transaction prior to sale, unless the broker-dealer or the transaction is otherwise exempt.  In addition, the penny stock regulations require the broker-dealer to deliver, prior to any transaction involving a penny stock, a disclosure schedule prepared by the Commission relating to the penny stock market, unless the broker-dealer or the transaction is otherwise exempt.  A broker-dealer is also required to disclose commissions payable to the broker-dealer and the registered representative and current quotations for the securities.  Finally, a broker-dealer is required to send monthly statements disclosing recent price information with respect to the penny stock held in a customer's account and information with respect to the limited market in penny stocks.

Enforcement of Civil Liabilities

The Parent Company is incorporated under the laws of British Columbia, Canada and all of the Parent Company’s Directors and Officers are residents of Canada with the exception of Robert Visser, who is a director from Huntington, New York.  Consequently, it may be difficult for United States investors to effect service of process within the United States upon the Parent Company or upon those directors or officers who are not residents of the United States, or to realize in the United States upon judgments of United States courts predicated upon civil liabilities under the United States Securities Exchange Act of 1934, as amended.  A judgment of a U.S. court predicated solely upon such civil liabilities may be enforceable in Canada by a Canadian court if the U.S. court in which the judgment was obtained had jurisdiction, as determined by the Canadian court, in the matter.  There is substantial doubt whether an original action could be brought successfully in Canada against any of such persons or the Parent Company predicated solely upon such civil liabilities.

Acquisitions or other Business Transaction

The Parent Company may, when and if the opportunity arises, acquire other products, technologies or businesses involved in activities, or having product lines, that are complementary to the Parent Company’s business.  Acquisitions involve numerous risks, including difficulties in the assimilation of the operations, technologies and products of the acquired companies, the diversion of management’s attention from other business concerns, risks associated with entering markets or conducting operations with which the Parent Company has no or limited direct prior experience and the potential loss of key employees of the acquired company.  Moreover, there can be no assurance that any anticipated benefits of

C:\DOCUME~1\FILING~1\LOCALS~1\Temp\Annual Report 20F 6-16-05 Final.doc	13	last saved

an acquisition will be realized.  Future acquisitions by the Parent Company could result in potentially dilutive issuances of equity securities, the use of cash, the incurrence of debt and contingent liabilities, and write-off of acquired research and development costs, all of which could materially and adversely affect the Parent Company’s financial condition, results of operations and cash flows.

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

Historical

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

C:\DOCUME~1\FILING~1\LOCALS~1\Temp\Annual Report 20F 6-16-05 Final.doc	14	last saved

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

General Business Description

On July 6, 2003, the Parent Company entered into an agreement to acquire all the issued and outstanding common shares of AssistGlobal, a software company that develops commercial software for the Facilities and Project Management Industries.  The acquisition was completed on July 6, 2003.

AGI is now a wholly-owned subsidiary of the Parent Company.  AGI currently has three main areas of revenue: Software sales, Application Hosting and Custom Solutions.

Products and Services

AGI is a reseller of project and facilities management software from ARCHIBUS, Inc. and Primavera Systems, Inc.  In addition, AGI owns several proprietary software products, including the following:

MicroView FM 3.0 – Personal data assistant tools for mobile facilities management;

HVAC and Electrical Version 2.61 – Management tool for ventilation, air conditioning, power and lighting data;

Parking Manager 1.2 – A parking operation and patrol tool for use with ARCHIBUS/FM software; and

Delivery Manager 1.05 – A logistics and delivery tracking tool for use with ARCHIBUS/FM.

A full description of these products can be viewed on AGI’s website at www.assistglobal.com.  AGI also provides consulting services in connection with these software offerings, including implementation, hosting, training, customization and support services to users of the software.  Hosting services are provided from AGI’s secure hosting infrastructure.  AGI services primarily larger corporate and other institutional clients that require complex facilities and project management programs.

C.

Organizational Structure

The Parent Company has two subsidiaries.  The particulars regarding the Parent Company’s subsidiary is as follows:

AssistGlobal Inc., (formerly AssistGlobal.com Communications Inc.) incorporated federally (Canada) in February 2000 located at 349, 6450 Roberts Street, Burnaby, B.C. V5G 4E1.  AssistGlobal USA Inc., incorporated in the State of Nevada, September 24, 2003.  No physical address is available.  Both AssistGlobal Inc. and AssistGlobal USA Inc. are wholly-owned subsidiaries of the Parent Company.

Acquisitions and Dispositions

Subsequent to the year ended December 31, 2004, three directors and two employees have agreed to collectively tender 7,322,914 shares of the Parent Company held by them to the treasury of the Parent Company for cancellation in exchange for all of the shares of AGI.  The transaction will require the approval of two-third of the votes of shareholders participating at the 2005 annual shareholder meeting of

C:\DOCUME~1\FILING~1\LOCALS~1\Temp\Annual Report 20F 6-16-05 Final.doc	15	last saved

the Parent Company. The directors of the Parent Company are also seeking approval of disinterested shareholders to the transaction with related parties in connection with the disposition of AGI.  As the sale represents a disposition of substantially all of the assets of AssistGlobal, shareholders of AssistGlobal are entitled to exercise dissent rights under applicable corporate laws.

In connection with the disposition of AGI, Catherine Stauber, Geoffrey Dryer and Robert Visser will not stand for re-election as directors at AssistGlobal’s 2005 annual shareholder meeting, and will step down as officers of AssistGlobal upon closing of the transaction.  AssistGlobal has also agreed with AGI that on closing of the transaction, it will forgive approximately $279,230 of intercorporate debt owed by AGI and transfer its ownership of AssistGlobal (USA) Inc. to AGI.

The Parent Company’s decision to divest its interest in AGI follows various efforts to raise further financing for the business of AGI, which have not been successful.  As a result the Board of AssistGlobal and AGI have mutually determined that the transaction is in best interests of both AssistGlobal and AGI.

D.

Property, Plant and Equipment

The Parent Company currently has an office located at Suite 1304, 925 West Georgia Street, Vancouver, B.C., Canada with a number of other companies under a lease which expires November 30, 2010. The shared property provides office space to the Parent Company for administrative and shareholder promotion purposes.  See map below.

The subsidiary, AssistGlobal Inc., sub leases on a month to month basis a property of approximately 1500 square feet at 349 – 6450 Roberts Street, Burnaby BC. See map below.

C:\DOCUME~1\FILING~1\LOCALS~1\Temp\Annual Report 20F 6-16-05 Final.doc	16	last saved

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

ITEM 5.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of the financial condition, changes in financial condition and results of operations of the Parent Company as at December 31, 2004 and 2003 and for its last three fiscal years ending December 31, 2004, 2003 and, 2002 should be read in conjunction with the audited consolidated financial statements of the Parent Company and related notes included herein.  Unless expressly stated otherwise, all references to dollar amounts in this section are to Canadian dollars.

A reconciliation of the consolidated financial statements to U.S. GAAP is set forth in Note 16 of the audited December 31, 2004 consolidated financial statements included herein at Part IV – Item 17.  Refer to Note 16 for an itemized discussion and analysis of the material measurement differences between Canadian GAAP and U.S. GAAP.

A.

Operating Results

A comparison of the results of operations for the fiscal years ended December 31, 2004, 2003, and 2002 are as follows:

Year Ended December 31, 2004 as compared to Year Ended December 31, 2003

AssistGlobal recorded a net loss for the year ended December 31, 2004 of $718,439 or $0.04 per share as compared to a net loss of $528,432 or $0.04 per share for 2003, an increase in net loss of $190,007. The increase in loss was primarily attributable to increased corporate activity as a result of the reverse takeover of ACI. Another factor which impacted the increase in loss for the year was the change in accounting policy for stock options whereby the Parent Company recorded a compensation expense of

C:\DOCUME~1\FILING~1\LOCALS~1\Temp\Annual Report 20F 6-16-05 Final.doc	17	last saved

$298,883 during the year for stock options granted to directors and consultants under the fair value based method.

AssistGlobal’s total revenues for the year ended December 31, 2004 increased to $690,403 compared to $651,290 for the preceding year, an increase in revenues of $39,113.  Revenues were derived from software sales, hosting services and facilities management services. Sales increased through additional marketing and sales efforts made throughout the year. The most significant increase was in software sales where AssistGlobal’s new MicroView FM version 2.65 was rolled out to the ARCHIBUS FM dealer channel. Upgrades to this version were a new source of revenue for AssistGlobal’s.  AssistGlobal is an authorized dealer for ARCHIBUS FM and sales for this product and support services increased during the year due to the closing of sales into the health care sector.

Direct costs increased to $489,329 during the year ended December 31, 2004 compared to $478,167 during the previous year, an increase of $11,162.  Direct cost increased due to the hiring of a VP of sales and some additional expenses associated with sales.

Over-all general and administrative expenses increased from $702,036 during the year ended December 31, 2003 to $918,446 during the year ended December 31, 2004, an increase of $216,410.

Consulting and management fees increased to $207,739 for the year ended December 31, 2004 compared to $143,218 in 2003. This increase was the result of a consulting services agreement and a management services contract entered into by the Parent Company with companies controlled by a director and an officer of the Parent Company. The consulting contract for Catherine Stauber was entered into January 1, 2004 for a term of 3 years with annual compensation being $75,000 per year.

Travel, advertising and promotion increased by $28,349, from $49,853 for the year ended December 31, 2003 to $78,202 for 2004, as a result of increased marketing activities for existing product lines, MicroView FM and Hosting Services for Archibus and Primavera software products.  The additional expense was incurred mainly to market the Parent Company’s products and services at two high profile conventions, PrimaVera’s annual dealer convention in Baja, Mexico, in January and preparation and participation in the April annual International Archibus end user conference in Boston, MA.

Year Ended December 31, 2003 as compared to Year Ended December 2002

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

Total sales for the year ended December 31, 2003 were $651,290 compared to $495,322 for 2002.  General and administrative expenses were $470,060 during the year ended December 31, 2003 as compared to $319,012 for the year ended December 31, 2002 an increase of $151,048.  This increase in general and administrative expenses was a result of the Parent Company’s reverse takeover.

B.

Liquidity and Capital Resources

The Parent Company reported a negative working capital of $198,593 at December 31, 2004 compared to a negative working capital of $210,463 at December 31, 2003, representing an increase in working capital of $11,870. As at December 31, 2004, the Parent Company had net cash on hand of $15,819 compared to $77,700 at December 31, 2003. Financing for the Parent Company’s operations was funded primarily

C:\DOCUME~1\FILING~1\LOCALS~1\Temp\Annual Report 20F 6-16-05 Final.doc	18	last saved

from the following non-brokered private placements completed during the year and the prior year in conjunction with the reverse acquisition of ACI.

(a)

A private placement of 1,973,750 common shares at a price of $0.16 per common share for gross proceeds of $315,800; and

(b)

A private placement of 420,000 units at a price of US$0.25 per unit for total proceeds of US$105,000 or CAD$137,392. Each unit consists of one common share and one share purchase warrant of the Parent Company. Each share purchase warrant entitles the holder to purchase one common share at a price of US$0.35 for a period of 12 months expiring April 6, 2005 and at a price of US$0.45 for the next 6 months, to a maximum of 18 months expiring October 6, 2005.

Current assets excluding cash at December 31, 2004 increased by $80,808 compared to December 31, 2003, which is attributable to an increase in accounts receivable of $59,807 and in prepaid expenses of $21,001.

During the year, the Parent Company acquired property and equipment for cash consideration of $28,131.

Current liabilities as at December 31, 2004 increased by $7,057 due to increases in unearned revenues by $2,872 and in the current portion of obligations under capital leases by $8,023 and a decrease in accounts payable and accrued liabilities by $3,838.

The Parent Company has promissory notes payable of $50,000 to certain shareholders which are unsecured, non-interest bearing and are repayable within 30 days of the Parent Company receiving a single financing with a value of not less than $3,000,000. The shareholders have agreed to extend the repayment date to January 1, 2005.

The following table outlines the Parent Company’s contractual obligations as at December 31, 2004:

Contractual Obligation                Total                            Less than 1 year                    1-3 years

Capital leases (1)                        $30,506                                $     -                                $30,506

(1) The Parent Company has entered into lease agreements to acquire computer equipment. The liability recorded under the capital leases represents the minimum lease payments payable net of imputed interest at an average rate of 28.37% per annum and is secured by computer equipment owned by the Parent Company.

Net changes in non-cash working capital balances utilized $81,774 of cash for the year ended December 31, 2004, increasing cash utilized in operating activities to $476,893.

During the year, the Parent Company utilized $16,957 of its cash to make payments on obligations under capital leases.

During the year, the Parent Company raised $127,600 through a private placement described above net of share issuance costs and received US$250,000 or CAD $332,500 from the exercise of 1,000,000 stock options at a price of US$0.25 per share.

During the year, the Parent Company granted to officers, directors and consultants 1,200,000 stock options at a price of US$0.25 per share and 1,350,000 stock options at a price of US$0.15 pursuant to its Stock Option Plan. The stock options are exercisable for a period of five years.

C:\DOCUME~1\FILING~1\LOCALS~1\Temp\Annual Report 20F 6-16-05 Final.doc	19	last saved

Financing for the Parent Company’s operations was funded primarily from various private placements described above. The Parent Company has and may continue to have capital requirements in excess of its currently available resources. In the event the Parent Company’s plans change, its assumptions change or prove inaccurate, or its capital resources in addition to projected cash flow, if any, prove to be insufficient to fund operations, the Parent Company may be required to seek additional financing. Although the Parent Company experienced revenue growth during the year, there is no guarantee that it will continue to increase in the future.

The other sources of funds potentially available to the Parent Company are through the exercise of 2,606,000 outstanding stock options and 420,000 share purchase warrants. There can be no assurance, whatsoever, that any of these outstanding exercisable securities will be exercised.

C.

Research and Development, Patents and Licenses, Etc.

Over the 12 month period ending December 31, 2004, AssistGlobal was actively developing three products for release.  The first product is a new version of MicroView/FM 2.6 which contains many new features and increased functionality.  This product was introduced to the Archibus dealers in the fall of 2003.

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

E.

Off Balance Sheet Arrangements

The Parent Company does not utilize off-balance sheet arrangements.

F.

Tabular Disclosure of Contractual Obligations

The following table outlines the Parent Company’s contractual obligations as at December 31, 2004:

Contractual Obligation                Total                            Less than 1 year                    1-3 years

Capital leases (1)                        $30,506                                $     -                                $30,506

(1) The Parent Company has entered into lease agreements to acquire computer equipment. The liability recorded under the capital leases represents the minimum lease payments payable net of imputed interest at an average rate of 28.37% per annum and is secured by computer equipment owned by the Parent Company.

C:\DOCUME~1\FILING~1\LOCALS~1\Temp\Annual Report 20F 6-16-05 Final.doc	20	last saved

ITEM 6.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.

Directors and Senior Management

The following is a list of the directors and senior officers of the Parent Company, their municipalities of residence, their current positions with the Parent Company and their principal occupations during the past five years.

Name, Age and Municipality of Residence	Position(s) with the Parent Company	Terms of the Various Offices Held
Praveen K. Varshney (1)(2) Age: 40 3886 West 38th Avenue Vancouver, B.C. V6N 2Y4 Canada	Chief Financial Officer and Director

Chief Financial Officer and Director of the Parent Company since September 1991; President of the Parent Company from September 1999 to September 2003.

Chartered Accountant; Principal and Director, Varshney Capital Corp., from January 1, 2000 to present; Principal, Varshney Chowdhry Group of Companies, from August, 1991 to December 31, 1999; Partner, Varshney Chowdhry & Co., Chartered Accountants, between May 1993 and September 1995.

Director and/or Officer of Afrasia Mineral Fields Inc., Camphor Ventures Inc., Carmanah Technologies Corporation and JER Envirotech International Corp.

Peeyush K. Varshney(2) Age: 38 3703 West 11th Avenue Vancouver, B.C. V6R 2K7 Canada	Corporate Secretary

Corporate Secretary of the Parent Company since September 2003.

Director of the Parent Company from May 1997 to September 2003; Treasurer of the Parent Company from August 1996 to May 1997.

Barrister and Solicitor; Director or Executive Officer of various publicly traded companies; Principal and Director, Varshney Capital Corp., from January 1, 2000 to present; Principal, Varshney Chowdhry Group of Companies, from July, 1996 to December 31, 1999.

C:\DOCUME~1\FILING~1\LOCALS~1\Temp\Annual Report 20F 6-16-05 Final.doc	21	last saved

Name, Age and Municipality of Residence	Position(s) with the Company	Terms of the Various Offices Held
Sokhie Puar(1) Age: 42 5580 McColl Cres. Richmond, BC V6V 2L6	Director	Director of the Parent Company since September 2003. President of SNJ Capital Ltd. since September 1999; Registered Representative, Canaccord Capital Corporation form 1987 to 1998.
Robert Visser(1)(3) Age: 49 91 Glenn Little Tr. Huntington, New York 11743	Director	Director of the Parent Company since September 2003. Registered Architect; President of Visser Software Services.
Geoffrey Dryer(3) Age: 44 2641 Fortress Drive Port Coquitlam, BC V3C 6E7	President, Chief Technology Officer and Director	President, Chief Technology Officer and Director of the Parent Company since September 2003. President and Chief Technology Officer of AssistGlobal Inc.; Formerly President of G&S Cad Solutions Ltd.
Catherine Stauber(3) Age: 46 984 Aspen Road Comox, BC V9M 3Y8	Chief Executive Officer and Director

Chief Executive Officer and Director of the Parent Company since September 2003.

Managing Director of AssistGlobal Inc. since 2000; Formerly President of Giant Bay Resources Inc., a former Toronto Stock Exchange and NASDAQ listed company.

(1)

Denotes member of the Company’s Audit Committee.

(2)

Messrs. Praveen Varshney and Peeyush Varshney are brothers.

(3)

In connection with the disposition of AGI, Catherine Stauber, Geoffrey Dryer and Robert Visser will not stand for re-election as directors at the Company’s upcoming 2005 annual shareholder meeting, and will step down as officers of the Company upon closing of the transaction.

Directors were elected at the last Annual General Meeting held on June 16, 2004 and/or appointed to fill any vacancy created on the Board of Directors, and serve until the next Annual General Meeting of Members, or until their successors are appointed.  Officers are appointed by the Board of Directors and serve at the pleasure of the board.

B.

Compensation

The aggregate amount of compensation paid by the Parent Company during the fiscal year ended December 31, 2004, to all Directors and Officers, as a group, for services in all capacities was $192,000. See “Management Contracts” below.

The Parent Company is required under applicable securities legislation in Canada, to disclose to its shareholders details of compensation paid to its Directors and Officers.  The following information fairly

C:\DOCUME~1\FILING~1\LOCALS~1\Temp\Annual Report 20F 6-16-05 Final.doc	22	last saved

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

		Annual Compensation			Long Term Compensation
					Awards		Payouts
Name and Position of Principal	Fiscal Year Ending	Salary	Bonus	Other Annual Compensation	Securities Under Options Granted	Restricted Shares or Restricted Share Units	LTIP Pay-Outs	All Other Compen- sation
Praveen K. Varshney Chief Financial Officer	2004 2003 2002	Nil Nil Nil	Nil Nil Nil	$60,000(1) $25,000(1) $59,500(2)	450,000 100,000 39,666(3)	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Catherine Stauber Chief Executive Officer	2004 2003 2002	$75,000 $75,000 Nil	Nil Nil Nil	Nil Nil Nil	250,000 100,000 Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Geoffrey Dryer President and Chief Technology Officer	2004 2003 2002	$92,000 $92,000 Nil	Nil Nil Nil	Nil Nil Nil	200,000 100,000 Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

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

Long Term Incentive Plan Awards to Executive Officer

The Parent Company has no Long-Term Incentive Plan in place and therefore there were no awards made under any long-term incentive plan to the Named Executive Officers during the Parent Company’s most recently completed financial year.  A “Long-Term Incentive Plan” is a plan providing compensation intended to motivate performance over a period of greater than one financial year, other than a plan for options, SAR’s (stock appreciation rights) or compensation through shares or units that are subject to restrictions on resale.

Options & SARs Granted to Executive Officer

During the year ended December 31, 2004, 900,000 stock options were granted to the executive officers of the Parent Company. The following table summarizes the stock options held by the executive officers of the Parent Company as at December 31, 2004. “Options to Purchase Securities from Corporation – Stock Options.” No SARs (Stock Appreciation Rights) were granted during this period.

C:\DOCUME~1\FILING~1\LOCALS~1\Temp\Annual Report 20F 6-16-05 Final.doc	23	last saved

Name (a)	Securities Under Options/ SARs Granted (#) (b)	% of Total Options/ SAR's Granted to Employees in Financial Year (c)	Exercise or Base Price ($/Security) (d)	Market Value of Securities Underlying Options/ SARs on the Date of Grant ($/Security) (e)	Expiration Date (f)
GEOFFREY DRYER President	200,000	7.84%	US$0.25	US$0.25(1)	January 16, 2009
CATHERINE M. STAUBER Chief Executive Officer	250,000	9.80%	US$0.25	US$0.25(1)	January 16, 2009
PRAVEEN VARSHNEY Chief Financial Officer	250,000 200,000	9.80% 7.84%	US$0.25 US$0.15	US$0.25(1) US$0.10(1)	January 16, 2009 August 25, 2009

(1)

Calculated as the closing price of the Parent Company’s shares on the CNQ the date of grant.

Aggregate Options/SARs Exercised During the Most Recently Completed Fiscal Year and Fiscal Year End Options/SARs Values

The following table sets out stock options exercised by the Name Executive Officers, during the most recently completed fiscal year end as well as the fiscal year end value of stock options held by the Named Executive Officers.  During the period, no outstanding SARs were held by the Named Executive Officer.

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($) (1)	Unexercised Options at Fiscal Year-End Exercisable/Unexercisable (#)	Value of Unexercised In-the-Money Options at Fiscal Year-End ($) Exercisable / Unexercisable (2)
Geoffrey Dryer	200,000	$Nil	100,000 / Nil	$Nil / $Nil
Catherine Stauber	200,000	$Nil	150,000 / Nil	$Nil / $Nil
Praveen Varshney	200,000	$Nil	364,667 / Nil	$Nil / $Nil

(1)

Based on the difference between the option exercise price and the closing market price of the Parent Company’s shares on the date of exercise.  The options above were exercised at a price of US$0.25 per share.  The closing market price of the Parent Company’s shares on the closing of the exercise date was US$0.25.

(2)

In-the-Money Options are those where the market value of the underlying securities as at the most recent fiscal year end exceeds the option exercise price of $0.30 per share for 14,667 shares, US$0.30 per share for 300,000 shares, US$0.25 per share for 100,000 shares and US$0.15 per share for 200,000 shares.  The closing market price of the Parent Company’s shares as at December 31, 2004 was US$0.11.

Option and SAR Repricings

There were no options repriced for the Named Executive Officers during the fiscal year ended December 31, 2004.

Termination of Employment, Change in Responsibilities and Employment Contracts

Steven Lisle

C:\DOCUME~1\FILING~1\LOCALS~1\Temp\Annual Report 20F 6-16-05 Final.doc	24	last saved

AssistGlobal entered into an employment agreement with Steven Lisle on January 1, 2004, pursuant to which Mr. Lisle was retained to act as AssistGlobal’s Chief Operating Officer.  The agreement is for a term of 3 years.  Mr. Lisle is paid $77,000 per annum for acting as AssistGlobal’s Chief Operating Officer pursuant to the agreement.  AssistGlobal may terminate the agreement by providing 2 weeks written notice or 2 months salary in lieu of notice.  AssistGlobal may terminate the agreement for just cause without notice or payment in lieu of notice.  Mr. Lisle may terminate the agreement by providing 2 weeks written notice to AssistGlobal.

Geoffrey Dryer

AssistGlobal entered into an employment agreement with Geoffrey Dryer on January 1, 2004, pursuant to which Mr. Dryer was retained to act as AssistGlobal’s Chief Technical Officer and president.  The agreement is for a term of 3 years.  Mr. Dryer is paid $92,000 per annum for acting as AssistGlobal’s Chief Technical Officer and president pursuant to the agreement.  AssistGlobal may terminate the agreement by providing 2 weeks written notice or 2 months salary in lieu of notice.  AssistGlobal may terminate the agreement for just cause without notice or payment in lieu of notice.  Mr. Dryer may terminate the agreement by providing 1 month notice to AssistGlobal.

Catherine Stauber

AssistGlobal entered into an employment agreement with Catherine Stauber on January 1, 2004, pursuant to which Ms. Stauber was retained to act as AssistGlobal’s Chief Executive Officer.  The agreement is for a term of 3 years.  Ms. Stauber is paid $75,000 per annum for acting as AssistGlobal’s Chief Executive Officer pursuant to the agreement.  AssistGlobal may terminate the agreement by providing 2 weeks written notice or 2 months salary in lieu of notice.  AssistGlobal may terminate the agreement for just cause without notice or payment in lieu of notice.  Ms. Stauber may terminate the agreement by providing 1 month notice to AssistGlobal.

Compensation of Directors

Other than as set out above, the Parent Company has no standard arrangement pursuant to which directors are compensated by the Parent Company for their services in their capacity as directors except for the granting from time to time of incentive stock options in accordance with the policies of the TSX Venture Exchange.  During the most recently completed financial year, the Parent Company granted an aggregate of 2,550,000 incentive stock options to directors of the Parent Company.

Indebtedness of Directors and Senior Officers

None of the directors or senior officers of the Parent Company have been indebted to the Parent Company or its subsidiary during the fiscal year ended December 31, 2004.

Management and Consulting Contracts

The Parent Company is party to management and consulting contracts with the following companies all of which relate to compensation paid to certain members of management for their services to the Parent Company.

Varshney Capital Corp.

Effective August 1, 2003, the Parent Company entered into a Management Services Agreement (the “VCC Agreement”) with Varshney Capital Corp. (“VCC”), a private British Columbia company wholly-owned by Praveen Varshney, a director of the Parent Company and an officer of the Parent Company, and

C:\DOCUME~1\FILING~1\LOCALS~1\Temp\Annual Report 20F 6-16-05 Final.doc	25	last saved

Peeyush Varshney, an officer of the Parent Company, pursuant to which the Parent Company retained VCC to provide management services.  The VCC Agreement has a term of three years with compensation at the rate of $5,000 per month for management services. This agreement expires in August 2008.

During the fiscal year ended December 31, 2004, the Parent Company paid or accrued $60,000 in management fees to VCC pursuant to the VCC Agreement.

Effective July 1, 2005, VCC has reduced the management fees to $2,500 per month for management services.

SNJ Capital Ltd.

Effective August 1, 2003, the Parent Company entered into a Consulting Services Agreement (the “SNJ Agreement”) with SNJ Capital Ltd. (“SNJ”), a private British Columbia company wholly-owned by Sokhie Puar, a director of the Parent Company, pursuant to which the Parent Company retained SNJ to provide consulting services.  The SNJ Agreement has a term of three years with compensation at the rate of $5,000 per month for management services. This agreement expires in August 2008.

During the fiscal year ended December 31, 2004, the Parent Company paid or accrued $60,000 in management fees to SNJ pursuant to the SNJ Agreement.

Effective July 1, 2005, SNJ has reduced the consulting fees to $2,500 per month for consulting services.

Stock Options

As of December 31, 2004, the Parent Company had allotted up to 1,179,334 common shares for issuance to six directors and senior officers on exercise of stock options.  These shares will be issued at a price of CDN$0.30 per share, US$0.30 per share, US$0.25 per share and US$0.15 per share on exercise of 30,667, 600,000, 150,000, and 400,000 stock options, respectively.  The following is a summary of the stock options held by directors and officers of the Parent Company outstanding at December 31, 2004:

Name of Director/Officer	Number	Exercise Price	Expiration Date
Geoffrey Dryer	100,000	US$0.30	December 9, 2008
Peeyush Varshney	14,667 100,000	CDN$0.30 US$0.30	January 25, 2007 December 9, 2008
Praveen Varshney	14,667 100,000 50,000 200,000	CDN$0.30 US$0.30 US$0.25 US$0.15	January 25, 2007 December 9, 2008 January 16, 2009 August 25, 2009
Sokhie Puar	100,000 50,000 200,000	US$0.30 US$0.25 US$0.15	December 9, 2008 January 16, 2009 August 25, 2009
Catherine Stauber	100,000 50,000	US$0.30 US$0.25	December 9, 2008 January 16, 2009

C:\DOCUME~1\FILING~1\LOCALS~1\Temp\Annual Report 20F 6-16-05 Final.doc	26	last saved

Name of Director/Officer	Number	Exercise Price	Expiration Date
Robert Visser	100,000	US$0.30	December 9, 2008
	1,179,334

C.

Board Practices

The Parent Company’s board of directors consists of five members, the terms of which expire at the general meeting of shareholders to be held in each year. The information regarding the term each director has served in office in “Item 6.A – Directors and Senior Management” is hereby incorporated by reference in response to this item 6.C.  Directors are elected by a majority of the votes of the Parent Company’s common shares present in person or represented by proxy at its annual meeting of shareholders and entitled to vote at such election.  Each director will hold office until his or her term expires and his or her successor has been elected and qualified.  Executive officers serve at the discretion of the Board.  Officers are elected at the annual meeting of the directors held immediately after the annual general meeting of shareholders. The directors hold regularly scheduled meetings at which members of management are not in attendance.

None of the directors of the Parent Company have entered into service contracts with the Parent Company or any of its subsidiaries that provide for benefits upon their termination as a director of the Parent Company.

The Parent Company has granted and intends to continue to grant stock options to employees, directors, officers and consultants on terms and conditions established by the board of directors at the time of the grant and in accordance with the Parent Company’s stock option plan and prevailing Exchange policy. Except as disclosed above under “Compensation of Directors”, the Parent Company’s directors do not receive any monies for serving in their capacity as directors and there is currently no arrangement for the payment of any compensation in the future.

The Parent Company has the following committees of the Board:

Audit Committee

The audit committee is comprised of at least three directors, the majority of whom are not employees, control persons or officers of the Parent Company or any of its associates or affiliates. The Board appoints or re-appoints an audit committee after each annual shareholders’ meeting.

The Board of Directors has set up an audit committee which consists of Messrs. Praveen Varshney, Robert Visser and Sokhie Puar.  The audit committee engages on behalf of the Parent Company the independent public accountants to audit the Parent Company’s annual financial statements, and reviews and approves the planned scope of the annual audit.

D.

Employees

As at December 31, 2004, AssistGlobal has a staff of five and operates out of an office comprising a total of approximately 1,500 square feet, in Burnaby, British Columbia, Canada.

C:\DOCUME~1\FILING~1\LOCALS~1\Temp\Annual Report 20F 6-16-05 Final.doc	27	last saved

E.

Share Ownership

The following list indicates the number of shares held beneficially by Directors and Officers of the Parent Company as at June 23, 2005 and the corresponding percentage of the Parent Company’s issued capital such shares represent:

	Title of Class	Number Owned (9)	Percent of Class
Praveen K. Varshney	Common Stock	473,250(1)	2.5%
Peeyush K. Varshney	Common Stock	413,992(2)	2.2%
Catherine Stauber (7)	Common Stock	2,792,756(3)	34.8%
Geoffrey Dryer(7)	Common Stock	3,042,756(4)	16.0%
Sokhie Puar	Common Stock	799,500(5)	4.2%
Robert Visser(7)	Common Stock	672,663(6)	3.5%
All executive officers and directors as a group (6 persons)		8,194,917(8)	43.1%

 (1)

364,667 of these shares are represented by currently exercisable stock options.

(2)

314,667 of these shares are represented by currently exercisable stock options.

(3)

2,642,756 shares are held beneficially through 440819 BC Inc., a private British Columbia company which is wholly-owned by Catherine Stauber. 150,000 of these shares are represented by currently exercisable stock options.

(4)

1,471,378 shares are held indirectly through Shelley Chapman, wife of Geoffrey Dryer.  100,000 of these shares are represented by currently exercisable stock options.

(5)

445,000 shares are held beneficially through SNJ Capital Ltd., a private British Columbia company which is wholly-owned by Sokhie Puar.  350,000 of these shares are represented by currently exercisable stock options.

(6)

100,000 of these shares are represented by currently exercisable stock options.

(7)

In connection with the disposition of AGI, Catherine Stauber, Geoffrey Dryer and Robert Visser will not stand for re-election as directors at the Parent Company’s 2005 annual shareholder meeting held on June 14, 2005, and will step down as officers of the Company upon closing of the transaction.

(8)

Based on 17,623,343 shares outstanding at June 23, 2005.

(9)

1,379,334 shares are represented by currently exercisable stock options.

Stock Option Plan

The board of directors first adopted its written stock option plan on December 24, 2002, which was ratified by shareholders on December 24, 2002 (the “Plan”).  At the Parent Company’s annual general and special meeting held on June 16, 2004, the shareholders approved an amendment to the Plan to increase the number of stock options reserved for issuance under the Plan to 3,484,000 common shares, which represented 20% of the Parent Company’s issued and outstanding share capital at that time.  The purpose of the Plan is to provide incentive to Employees, Officers, Directors, Management Company Employee and Consultants who provide services to the Parent Company and reduce the cash compensation the Parent Company would otherwise have to pay.

C:\DOCUME~1\FILING~1\LOCALS~1\Temp\Annual Report 20F 6-16-05 Final.doc	28	last saved

The Plan is administered by the Board or, if the Board so elects, by a committee appointed by the Board. The Plan provides that options will be issued pursuant to option agreements (“Option Agreements”).  No optionee under the Plan shall be granted an option which exceeds the maximum number permitted by the CNQ.  Options issued pursuant to the Plan will have an exercise price determined by the Board of Directors provided that it is not less than the price permitted by the CNQ, or, if the shares are no longer listed on the CNQ, then such other exchange or quotation system on which the Shares are listed or quoted for trading.

Option granted under the plan shall, unless sooner terminated, expire on a date to be determined by the Board which will not be later than 5 years from the day the option is granted or 90 days from the date the optionee ceases to be a director, officer, consultant, employee or a Management Company Employee, unless such optionee was engaged in investor relations activities in which case, only within 30 days after the cessation of his services to the Parent Company.

In the event of death of an optionee, options held by such optionee will expire the earlier of 5 years from the date of grant or one year from the date of such death.

As at December 31, 2004, the following stock options were outstanding:

Number

            Number

outstanding at

            exercisable at

Exercise price

December 31, 2004                    Expiry date                       December 31, 2004

$

0.30                                                  56,000                  January 25, 2007                                            56,000

$

0.39 ($0.30 USD)

1,000,000

December 9, 2008

1,000,000

$

0.33 ($0.25 USD)

200,000

January 16, 2009

   200,000

$

0.39 ($0.15 USD)

1,350,000

August 25, 2009

1 ,350,000

2,606,000                                                                                   2,606,000

As at the date of this Annual Report, 1,379,334 of the 2,606,000 stock options were allocated to directors and executive officers of the Parent Company as follows:

Name of Director/Officer	Number	Exercise Price	Expiration Date
Catherine Stauber	100,000 50,000	US$0.30 US$0.25	December 9, 2008 January 16, 2009
Geoffrey Dryer	100,000	US$0.30	December 9, 2009
Sokhie Puar	100,000 50,000 200,000	US$0.30 US$0.25 US$0.15	December 9, 2008 January 16, 2009 August 25, 2009
Robert Visser	100,000	US$0.30	December 9, 2008
Praveen Varshney	14,667 100,000 50,000 200,000	CAD$0.30 US$0.30 US$0.25 US$0.15	January 25, 2007 December 9, 2008 January 16, 2009 August 25, 2009
Peeyush Varshney	14,667 100,000 200,000	CAD$0.30 US$0.30 US$0.15	January 25, 2007 December 9, 2008 August 25, 2009

C:\DOCUME~1\FILING~1\LOCALS~1\Temp\Annual Report 20F 6-16-05 Final.doc

29

last saved

ITEM 7.

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.

Major Shareholders

A.1.a

Holdings by Major Shareholders

The following table sets forth the shareholdings of those persons who own of record or are known to the Parent Company to own beneficially, directly or indirectly, or exercise control or direction over, more than 5% of the issued and outstanding common shares of the Parent Company as at the date of this annual report:

Identity of Person or Group	Type of Ownership	Amount Owned	Percent of Class(3)
Geoffrey Dryer	Direct Indirect(1)	1,471,378 1,471,378	8.3% 8.3%
440819 BC Inc.	Indirect(2)	2,642,756	15.0%

(1)

Shares are held indirectly through Shelley Chapman, wife of Geoffrey Dryer.

(2)

440819 BC Inc. is a private company owned by Catherine Stauber, director of the Parent

Company.

(3)

Based on 17,423,343 shares outstanding at June 23, 2005.

A.2

Canadian Share Ownership

The following table indicates the approximate number of Canadian record holders of common shares and the portion and percentage of common shares held in Canada as at June 23, 2005:

Total Number of Holders	Number of Canadian Holders	Number of Common Shares Held in Canada	Percentage of Common Shares Held in Canada
70	57	16,772,827	95.2%

U.S. share Ownership

The following table indicates the approximate number of record holders of common shares with United States addresses and the portion and percentage of common shares held in the United States as at June 23, 2005:

Total Number of Holders	Number of U.S. Holders	Number of Common Shares Held in the U.S.	Percentage of Common Shares Held in the U.S.
70	7	750,515	4.3%

The computation of the number and percentage of common shares held in the United States is based upon the number of common shares held by record holders with United States addresses and by trusts, estates or accounts with United States addresses as disclosed to the Parent Company following inquiry to all record holders known to the Parent Company to be trustees, executors, guardians, custodians or other fiduciaries holding common shares for one or more trusts, estates or accounts.  United States residents may beneficially own common shares held of record by non-United States residents.

A.3

Control of the Corporation

The Parent Company is a publicly owned Canadian company, the shares of which are owned by Canadian residents, U.S. residents and other foreign residents.  To the best of the Parent Company’s knowledge, the

C:\DOCUME~1\FILING~1\LOCALS~1\Temp\Annual Report 20F 6-16-05 Final.doc	30	last saved

Parent Company is not directly or indirectly owned or controlled by another corporation, any foreign governments or any other natural or legal person, jointly or severally.

A.4

Change in Control Arrangements

The Board of Directors of each of the Parent Company and AGI have determined that it is in the best interests of both companies that the Parent Company divest of all of its interest in AGI to the former principal shareholders of AGI (the “AGI Principals”).   In that regard, the Parent Company, AGI, three directors and three shareholders (collectively the “AGI Principals”) have entered into a purchase and sale agreement dated effective May 16, 2005 (the “AGI Sale Agreement”), whereby the AGI Principals will return 7,322,914 shares of the Parent Company, representing all the shares of the Parent Company directly or indirectly held by the AGI Principals, in exchange for 100% of the shares of AGI.  The AGI Sale Agreement also provides that on closing of the purchase and sale Geoffrey Dryer, Catherine Stauber and Robert Visser will resign all positions held by them with the Parent Company, and cancel all outstanding stock options directly or indirectly held by them.  The Parent Company has also agreed to forgive $279,230 of intercorporate debt owed by AGI to the Parent Company as part of the transaction.  In addition the Parent Company will transfer its ownership of AssistGlobal (USA) Inc. to AGI.

The AGI Sale Agreement has received the approval of the board of directors of the Parent Company, with Geoffrey Dryer, Catherine Stauber and Robert Visser disclosing their interest in the transaction and abstaining from voting.  The disposition is subject to shareholder approval as described below, and to the final determination of the directors of the Parent Company to proceed with the transaction.

The Board of Directors of the Parent Company has determined that it is not in the best interests of the Parent Company to proceed with the business of AGI.  This determination is based on the inability of the Parent Company to attract and secure financing for the business of AGI despite various efforts of management to do so.  Management of the Parent Company consider such a financing as necessary in order to meet ongoing financial requirements associated with the business of AGI over the next twelve months, as well as to fund the growth of AGI.  Management noted that AGI has not met the milestones for sales as originally contemplated in its business plan, which is in part due to the lack of ability to finance and in part due to a lack of organic growth.  Given the inability to finance and grow the business and meet business plan milestones, AGI as presently constituted represents a cash burden to the Parent Company.  The Board of Directors have determined that a disposition of the subsidiary is required in order to restructure the Parent Company including attracting additional capital, acquiring a new business or assets, and generally to build shareholder value.

The decision is also based in part on a review of the market price of the shares of the Parent Company.  The Parent Company is traded on the CNQ and OTC Bulletin Board.  In the last 12 months the shares have traded on the CNQ at a high of US$0.28 and a low of US$0.05, with the latest trade as at the date hereof occurring on May 11, 2005 at US$0.05.  Trades on the OTC Bulletin Board in the same period have ranged from a high of US$0.44 to a low of US$0.03, with the last trade posted at US$0.05 on May 10, 2005. Volume of trades on the CNQ and OTC Bulletin Board in the last 12 months from the date of this Information Circular totaled approximately 710,722 shares and 2,219,430 shares respectively.

Management of AGI have negotiated an agreement in principle with Meridex Software Corporation (TSX-V: MSC) whereby Meridex is proposing to acquire the shares or assets AGI.  The acquisition of AGI is subject to a number of conditions, including the disposition of AGI by the Parent Company, board approval, and entering into a definitive agreement with AGI.  The acquisition by Meridex, if proceeding, will be made in accordance with the policies of the TSX Venture Exchange.

C:\DOCUME~1\FILING~1\LOCALS~1\Temp\Annual Report 20F 6-16-05 Final.doc	31	last saved

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

(1)

Praveen K. Varshney and Peeyush K. Varshney are controlling shareholders of Varshney Capital Corp. During fiscal 2004, the Parent Company paid or accrued VCC management fees of $60,000 pursuant to the VCC Agreement described above under the heading “Management Contracts”. VCC is in the business of providing management services to public companies.

(2)

Praveen K. Varshney and Peeyush K. Varshney are directors of Afrasia Mineral Fields Inc. (“Afrasia”). During fiscal 2004, the Parent Company accrued rent payable to Afrasia of $17,723.  Afrasia is an oil and gas exploration company.

(3)

Sokhie Puar is a controlling shareholder of SNJ Capital Ltd (“SNJ”).  During fiscal 2004, the Parent Company paid or accrued SNJ consulting fees of $60,000 pursuant to the SNJ Agreement described above under the heading “Consulting Contracts”.  SNJ is in the business of providing consulting services to public companies.

The Parent Company believes that the terms of the transactions were on terms as favorable as those which could have been negotiated with unaffiliated third parties.

C.

Interests of Experts and Counsel

Not applicable.

ITEM 8.

FINANCIAL INFORMATION

A.

Consolidated Financial Statements and Other Financial Information

Attached hereto are the Parent Company’s audited consolidated financial statements, consisting of consolidated balance sheets as at December 31, 2004 and 2003, and consolidated statements of operations and deficit, consolidated statements of shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2004 along with related notes and Auditor’s Report and Comments by Auditors for U.S. Readers on Canada-U.S. Reporting Differences.  See “Item 17. Financial Statements”.

Legal Proceedings

There are no material legal or arbitration proceedings to which the Parent Company was a party or in respect of which the property of the Parent Company is subject.  The Parent Company’s management has no knowledge of any legal proceedings in which the Parent Company may be involved or that are contemplated by governmental authorities or otherwise.

C:\DOCUME~1\FILING~1\LOCALS~1\Temp\Annual Report 20F 6-16-05 Final.doc	32	last saved

Dividend Policy

No dividends have been paid on any class of shares of the Parent Company since the date of its incorporation and it is not contemplated that any dividends will be paid in the immediate or foreseeable future.

B.

Significant Changes

The following changes occurred subsequent to December 31, 2004:

Three directors and two employees have agreed to collectively tender 7,322,914 shares of the Parent Company held by them to the treasury of the Parent Company for cancellation in exchange for all of the shares of AGI.  The transaction will require the approval of two-third of the votes of shareholders participating at the 2005 annual shareholder meeting of the Parent Company.  The directors of the Parent Company are also seeking approval of disinterested shareholders to the transaction with related parties in connection with the disposition of AGI.  As the sale represents a disposition of substantially all of the assets of AssistGlobal, shareholders of AssistGlobal are entitled to exercise dissent rights under applicable corporate laws.

In connection with the disposition of AGI, Catherine Stauber, Geoffrey Dryer and Robert Visser will not stand for re-election as directors at AssistGlobal’s 2005 annual shareholder meeting, and will step down as officers of AssistGlobal upon closing of the transaction.  AssistGlobal has also agreed with AGI that on closing of the transaction, it will forgive approximately $279,230 of intercorporate debt owed by AGI and transfer its ownership of AssistGlobal (USA) Inc. to AGI.

The Parent Company’s decision to divest its interest in AGI follows various efforts to raise further financing for the business of AGI, which have not been successful.  As a result the Board of AssistGlobal and AGI have mutually determined that the transaction is in best interests of both AssistGlobal and AGI.

Management of AGI have negotiated an agreement in principle with Meridex Software Corporation (“Meridex”) whereby Meridex is proposing to acquire the shares or assets AGI.  The acquisition of AGI is subject to a number of conditions, including the disposition of AGI by the Parent Company, board approval, and entering into a definitive agreement with AGI.  The acquisition by Meridex, if proceeding, will be made in accordance with the policies of the TSX Venture Exchange.

AssistGlobal will also seek shareholder approval at the 2005 annual shareholder meeting to a consolidation of its issued share capital on the basis of four (4) existing shares for each new share.

C:\DOCUME~1\FILING~1\LOCALS~1\Temp\Annual Report 20F 6-16-05 Final.doc	33	last saved

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

On October 27, 2003, the Parent Company submitted an initial application to have its shares listed for trading on the CNQ.  The listing was pursued to facilitate access to trading in the Parent Company’s shares for investors and investment dealers in Canada.  On December 17, 2003, the Parent Company began trading on CNQ under the symbol “AGBT.U”.

On December 31, 2004, 17,623,343 common shares of the Parent Company were outstanding.  The closing price of the Parent Company’s common shares on the CNQ on December 31, 2004 was US$0.11.  The following summarizes the reported high and low prices for the periods indicated on the CNQ:

	High	Low
Monthly Stock Prices
May 2005	US$0.10	US$0.05
April 2005	US$0.10	US$0.10
March 2005	US$0.10	US$0.05
February 2005	US$0.10	US$0.05
January 2005	US$0.11	US$0.09
December 2004	US$0.14	US$0.09
Quarterly Stock Prices
Fiscal 2005
First Quarter	US$0.11	US$0.05
Fiscal 2004
Fourth Quarter	US$0.14	US$0.09
Third Quarter	US$0.28	US$0.10
Second Quarter	US$0.30	US$0.25
First Quarter	US$0.35	US$0.21
Annual Stock Prices
Fiscal 2004	US$0.35	US$0.09
Fiscal 2003(1)	US$0.25	US$0.21

C:\DOCUME~1\FILING~1\LOCALS~1\Temp\Annual Report 20F 6-16-05 Final.doc

34

last saved

Fiscal 2001	N/A	N/A
Fiscal 2000	N/A	N/A

(1)

The Parent Company commenced trading on the CNQ on December 17, 2003.

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

D.

Selling Shareholders

Not applicable.

E.

Dilution

Not applicable.

F.

Expenses of the Issue

Not applicable.

ITEM 10.

ADDITIONAL INFORMATION

A.

Share Capital

Not applicable.

B.

Memorandum and Articles of Association

Securities Register

The Parent Company maintains at Pacific Corporate Trust Company (“transfer agent”) a securities register in which it records the securities issued by it in registered form, showing with respect to each class or series of securities:

a.

the names, alphabetically arranged and the latest known address of each person who is or has been a security holder;

b.

the number of securities held by each security holder; and

c.

the date and particulars of the issue and transfer of each security.

The transfer agent keeps information relating to a security holder that is entered in the securities register for at least seven years after the security holder ceases to be a security holder.

C:\DOCUME~1\FILING~1\LOCALS~1\Temp\Annual Report 20F 6-16-05 Final.doc	35	last saved

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

Powers of Directors

Approval and Voting

A director or senior officer who holds a disclosable interest (as that term is used in the Business Corporations Act) in a contract or transaction into which the Parent Company has entered or proposes to enter is:

-

liable to account to the Parent Company for any profit that accrues to the director or senior officer under or as a result of the contract or transaction only if and to the extent provided in the Business Corporations Act.

-

not entitled to vote on any directors’ resolution to approve that contract or transaction, unless all the directors have a disclosable interest in that contract or transaction, in which case any or all of those directors may vote on such resolution.

-

and who is present at the meeting of directors at which the contract or transaction is considered for approval may be counted in the quorum at the meeting whether or not the director votes on any or all of the resolutions considered at the meeting.

A director or senior officer who holds any office or possesses any property, right or interest that could result, directly or indirectly, in the creation of a duty or interest that materially conflicts with that individual’s duty or interest as a director or senior officer, must disclose the nature and extent of the conflict as required by the Business Corporations Act.

Remuneration and Expenses

The directors are entitled to the remuneration for acting as directors, if any, as the directors may from time to time determine.  If the directors so decide, the remuneration of the directors, if any, will be determined by the shareholders.  That remuneration may be in addition to any salary or other remuneration paid to any officer or employee of the Parent Company as such, who is also a director.

Borrowing

The Parent Company, if authorized by the directors, may:

(1)

borrow money in the manner and amount, on the security, from the sources and on the terms and conditions that they consider appropriate;

(2)

issue bonds, debentures and other debt obligations either outright or as security for any liability or obligation of the Parent Company or any other person and at such discounts or premiums and on such other terms as they consider appropriate;

(3)

guarantee the repayment of money by any other person or the performance of any obligation of any other person; and

C:\DOCUME~1\FILING~1\LOCALS~1\Temp\Annual Report 20F 6-16-05 Final.doc	36	last saved

(4)

mortgage, charge, whether by way of specific or floating charge, grant a security interest in, or give other security on, the whole or any part of the present and future assets and undertaking of the Parent Company.

Any bonds, debentures or other debt obligations of the Parent Company may be issued at a discount, premium or otherwise, and with any special privileges as to redemption, surrender, drawings, allotment of or conversion into or exchange for shares or other securities, attending and voting at general meetings of the Parent Company, appointment of directors or otherwise and may by their terms be assignable free from any equities between the Parent Company and the person to whom they were issued or any subsequent holder thereof, all as the directors may determine.

Qualification

A director is not required to hold a share in the capital of the Parent Company as qualification for his or her office but must be qualified as required by the Business Corporations Act to become, act or continue to act as a director.

The Business Corporations Act states that

(1)

A person must not become or act as a director of a company unless that person is an individual who is qualified to do so.

(2) An individual is not qualified to become or act as a director of a company if that individual is

(a)

under the age of 18 years,

(b)

found by a court, in Canada or elsewhere, to be incapable of managing the individual's own affairs,

(c)

an undischarged bankrupt, or

(d)

convicted in or out of British Columbia of an offence in connection with the promotion, formation or management of a corporation or unincorporated business, or of an offence involving fraud, unless

(i)

the court orders otherwise,

(ii)

5 years have elapsed since the last to occur of

(A) the expiration of the period set for suspension of the passing of sentence without a sentence having been passed,

(B) the imposition of a fine,

(C) the conclusion of the term of any imprisonment, and

(D) the conclusion of the term of any probation imposed, or

(iii) a pardon was granted or issued under the Criminal Records Act (Canada).

(3)

A director who ceases to be qualified to act as a director of a company must promptly resign.

Description of Securities

The Parent Company is authorized to issue a maximum of 150,000,000 common shares.

Common Shares

The Parent Company is authorized to issue a maximum of 150,000,000 common shares without nominal or par value of which, as at December 31, 2004, 17,623,343 are issued and outstanding as fully paid and non-assessable, 2,606,000 are reserved under directors’ and management stock options (see “Item 6E. Directors, Senior Management and Employees – Share Ownership – Stock Options”), 420,000 are reserved pursuant to the exercise of previously issued common share purchase warrants.  The holders of the common share are entitled to vote at all meetings of shareholders, except meetings at which only holders of a specified class of shares are entitled to vote, and on every poll taken at every such meeting, or

C:\DOCUME~1\FILING~1\LOCALS~1\Temp\Annual Report 20F 6-16-05 Final.doc	37	last saved

adjourned meeting, every holder of Common Shares shall be entitled to one vote in respect of each Common Share held.

Annual and Extraordinary General Meetings

Unless an annual general meeting is deferred or waived in accordance with the Business Corporations Act, the Parent Company must hold its first annual general meeting within 18 months after the date on which it was incorporated or otherwise recognized, and thereafter must hold an annual general meeting at least once in each calendar year and not more than 15 months after the last annual reference date at such time and place as may be determined by the directors.

Notice of Meetings

The Parent Company must send notice of the date, time and location of any meeting of shareholders, in the manner provided in these Articles, or in such other manner, if any, as may be prescribed by directors’ resolution (whether previous notice of the resolution has been given or not), to each shareholder entitled to attend the meeting, to each director and to the auditor of the Parent Company, unless these Articles otherwise provide, at least the following number of days before the meeting:

(1)

if and for so long as the Parent Company is a public company, 21 days;

(2)

otherwise, 10 days.

C.

Material Contracts

Employment Agreements

Steven Lisle

AssistGlobal entered into an employment agreement with Steven Lisle on January 1, 2004, pursuant to which Mr. Lisle was retained to act as AssistGlobal’s Chief Operating Officer.  The agreement is for a term of 3 years.  Mr. Lisle is paid $77,000 per annum for acting as AssistGlobal’s Chief Operating Officer pursuant to the agreement.  AssistGlobal may terminate the agreement by providing 2 weeks written notice or 2 months salary in lieu of notice.  AssistGlobal may terminate the agreement for just cause without notice or payment in lieu of notice.  Mr. Lisle may terminate the agreement by providing 2 weeks written notice to AssistGlobal.

Geoffrey Dryer

AssistGlobal entered into an employment agreement with Geoffrey Dryer on January 1, 2004, pursuant to which Mr. Dryer was retained to act as AssistGlobal’s Chief Technical Officer and president.  The agreement is for a term of 3 years.  Mr. Dryer is paid $92,000 per annum for acting as AssistGlobal’s Chief Technical Officer and president pursuant to the agreement.  AssistGlobal may terminate the agreement by providing 2 weeks written notice or 2 months salary in lieu of notice.  AssistGlobal may terminate the agreement for just cause without notice or payment in lieu of notice.  Mr. Dryer may terminate the agreement by providing 1 month notice to AssistGlobal.

Catherine Stauber

AssistGlobal entered into an employment agreement with Catherine Stauber on January 1, 2004, pursuant to which Ms. Stauber was retained to act as AssistGlobal’s Chief Executive Officer.  The agreement is for a term of 3 years.  Ms. Stauber is paid $75,000 per annum for acting as AssistGlobal’s Chief Executive Officer pursuant to the agreement.  AssistGlobal may terminate the agreement by providing 2 weeks

C:\DOCUME~1\FILING~1\LOCALS~1\Temp\Annual Report 20F 6-16-05 Final.doc	38	last saved

written notice or 2 months salary in lieu of notice.  AssistGlobal may terminate the agreement for just cause without notice or payment in lieu of notice.  Ms. Stauber may terminate the agreement by providing 1 month notice to AssistGlobal.

D.

Exchange Controls

There are no governmental laws, decrees or regulations in Canada relating restrictions on the export or import of capital, or affecting the remittance of interest, dividends or other payments to non-resident holders of the Parent Company’s common shares.  Any remittances of dividends to United States residents are, however, subject to a 15% withholding tax (5% if the shareholder is a corporation owning at least 10 % of the common shares of the Parent Company) pursuant to Article X of the reciprocal treaty between Canada and the United States.

Except as provided in the Investment Canada Act, there are no limitations under the laws of Canada, the Province of Ontario or in the Articles of Incorporation of the Parent Company on the right of foreigners to hold or vote the common shares of the Parent Company.

The Investment Canada Act (the “ICA”), which became effective on 6/30/85, regulates the acquisition by non-Canadians of control of a Canadian business enterprise.  In effect, the ICA required review by Investment Canada, the agency which administers the ICA, and approval by the Canadian government in the case of an acquisition of control of a Canadian business by a non-Canadian where: (i) in the case of acquisition (for example, through a share purchase or asset purchase),  the assets of the business are $5 million or more in value; or  (ii)  in the case of an indirect acquisition  ( for example,  the acquisition of the foreign parent of the Canadian business)  where the Canadian business has assets of $50 million or more in value or if the Canadian business represents more than 50% of the assets of the original group and the Canadian business has assets of $5 million or more in value.  Review and approval are also required for the acquisition or establishment of a new business in areas concerning “Canada’s cultural heritage or national identity” such as book publishing, film production and distribution, television and radio, production and distribution of music, and the oil and natural gas industry, regardless of the size of the investment.

In the context of the Parent Company, in essence, three methods of acquiring control of a Canadian business are regulated by the ICA:  (i) the acquisition of all or substantially all of the assets used in carrying on the Canadian business; (ii) the acquisition, directly or indirectly, of voting shares of a Canadian corporation carrying on the Canadian business; (iii) the acquisition of voting of an entity which controls, directly or indirectly, another entity carrying on a Canadian business.  An acquisition of a majority of the voting interests of an entity, including a corporation, is deemed to be an acquisition of control under the ICA.  An acquisition of less than one- third of the voting shares of a corporation is deemed not to be an acquisition of control.  An acquisition of less than a majority, but one-third or more, of the voting shares of a corporation is presumed to be an acquisition of control unless it can be established that on the acquisition the corporation is not, in fact, controlled by the acquirer through the ownership of voting shares.  For partnerships, trusts, joint ventures or other unincorporated entities, an acquisition of less than a majority of the voting interests is deemed not to be an acquisition of control.

As a result of the cumulative impact of the Free Trade Agreement between Canada and the United States to relax the restriction of the ICA, except where the Canadian business is in the cultural, oil and gas, uranium, financial services or transportation sectors, the threshold for direct acquisition of control by U.S.  Investors and other foreign investors acquiring control of a Canadian business from U.S. Investors has been raised from $5 million to $223 million of gross assets, and indirect acquisitions are not reviewable.

C:\DOCUME~1\FILING~1\LOCALS~1\Temp\Annual Report 20F 6-16-05 Final.doc	39	last saved

In addition to the foregoing, the ICA requires that all other acquisitions of control of Canadian businesses by non-Canadians are subject to formal notification to the Canadian government.  Theses provisions require a foreign investor to give notice in the required form, which notices are for information, as opposed to review, purposes.

E.

Taxation

The following summary of the material Canadian federal income tax consequences generally applicable in respect of the common stock reflects the Parent Company’s opinion.  The tax consequences to any particular holder of common stock will vary according to the status of that holder as an individual, trust, corporation or member of a partnership, the jurisdiction in which that holder is subject to taxation, the place where that holder is resident and, generally, according to that holder’s particular circumstances.  This summary is applicable only to holders who are resident in the United States, have never been resident in Canada, deal at arm’s length with the Parent Company, hold their common stock as capital property and who will not use or hold the common stock in carrying on business in Canada.  Special rules, which are not discussed in this summary, may apply to a United States holder that is an issuer that carries on business in Canada and elsewhere.

This summary is based upon the provisions of the Income Tax Act of Canada and the regulations thereunder  (collectively, the “Tax Act” or “ITA”) and the Canada-United States Tax Convention  (the “Tax Convention”)  as at the date of the Registration Statement and the current administrative practices of Canada Customs and Revenue Agency.  This summary does not take into account provincial income tax consequences.

Each holder should consult his own tax advisor with respect to the income tax consequences applicable to him in his own particular circumstances.

Canadian Federal Income Tax Considerations

If a non-resident were to dispose of common stock of the Parent Company to another Canadian corporation which deals or is deemed to deal on a non-arm’s length basis with the non-resident and which, immediately after the disposition, is connected with the Parent Company (i.e., which holds shares representing more than 10% of the voting power and more than 10% of the market value of all issued and outstanding shares of the Parent Company), the amount by which the fair market value of any consideration (other than any shares of the purchaser corporation) exceeds the paid-up capital of the common stock sold will be deemed to be taxable as a dividend paid by the purchasing corporation, either immediately or eventually by means of a deduction in computing the paid-up capital of the purchasing corporation, and subject to withholding taxes as described below.

Under the Tax Act, a gain from the sales of common stock by a non-resident will not be subject to Canadian tax, provided the shareholder (and/or persons who do not deal at arm’s length with the shareholder) have not held a “substantial interest” in the Parent Company (25% or more of the shares of any class of the Parent Company’s stock) at any time in the five years preceding the disposition.  Generally, the Tax Convention will exempt from Canadian taxation any capital gain realized by the resident of the United States, provided that the value of the common stock is not derived principally from real property situated in Canada.

Dividends

C:\DOCUME~1\FILING~1\LOCALS~1\Temp\Annual Report 20F 6-16-05 Final.doc	40	last saved

In the case of any dividends paid to non-residents, the Canadian tax is withheld by the Parent Company, which remits only the net amount to the shareholder.  By virtue of Article X of the Tax Convention, the rate of tax on dividends paid to residents of the United States is generally limited to 15% of the gross dividend (or 5% in the case of certain corporate shareholders owing at least 10% of the Parent Company’s voting shares).  In the absence of the treaty provisions, the rate of Canadian withholding tax imposed on non-residents is 25% of the gross dividend.  Stock dividends received by non-residents from the Parent Company are taxable by Canada as ordinary dividends.

Where a holder disposes of common stock to the Parent Company (unless the Parent Company acquired the common stock in the open market in the manner in which shares would normally be purchased by any member of the public) will result in a deemed dividend to the U.S. holder equal to the amount by which the consideration paid by the Parent Company exceeds the paid-up capital of such stock, the amount of such dividend will be subject to withholding tax as described above.

Capital Gains

A non-resident of Canada is not subject to tax under the ITA in respect of a capital gain realized upon the disposition of a share of a class that is listed on a prescribed stock exchange unless the share represents “taxable Canadian property” to the holder thereof.  A common share of the Parent Company will be taxable Canadian property to a non-resident holder if, at any time during the period of five years immediately preceding the disposition, the non-resident holder, persons with whom the non-resident holder did not deal at arm’s length, or the non-resident holder and persons with whom he/she did not deal at arm’s length owned 25% or more of the issued shares of any class or series of the Parent Company.  In the case of a non-resident holder to whom shares of the Parent Company represent taxable Canadian property and who is resident in the United States, no Canadian tax will be payable on a capital gain realized on such shares by reason of the Canada-United States Income Tax Convention 1980) (the “Treaty”) unless the value of such shares is derived principally from real property situated in Canada or the non-resident holder previously held the share while resident in Canada.  However, in such a case, certain transitional relief under the Treaty may be available.

U.S. Federal Income Tax Consequences

The following is a general discussion of certain possible U.S. federal income tax consequences, under current law, generally applicable to a U.S. Holder (as hereinafter defined) of shares in the Parent Company.  This discussion is of a general nature only and does not take into account the particular facts and circumstances, with respect to U.S. federal income tax issues, of any particular U.S. Holder.  In addition, this discussion does not cover any state, local or foreign tax consequences.  (See “Taxation--Canadian Federal Income Tax Consequences” below).

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended (“Code”), Treasury Regulations, published Internal Revenue Service (“IRS”) rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time and which are subject to differing interpretations.  This discussion does not consider the potential effects, both adverse and beneficial, of any proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time.

This discussion is for general information only and it is not intended to be, nor should it be construed to be, legal or tax advice to any U.S. Holder or prospective U.S. Holder of shares issued by the Parent Company, and no opinion or representation with respect to the U.S. federal income tax consequences to any such U.S. Holder or prospective U.S. Holder is made.  Accordingly, U.S.

C:\DOCUME~1\FILING~1\LOCALS~1\Temp\Annual Report 20F 6-16-05 Final.doc	41	last saved

Holders and prospective U.S. Holders of common shares issued by the Parent Company should consult their own financial advisor, legal counsel or accountant regarding the U.S. federal, state, local and foreign tax consequences of purchasing, owning and disposing of shares issued by the Parent Company.

U.S. Holders

As used herein, a “U.S. Holder” means a holder of common shares issued by the Parent Company who is (i) a citizen or individual resident of the U.S., (ii) a corporation created or organized in or under the laws of the U.S. or of any political subdivision thereof, (iii) an estate whose income is taxable in the U.S. irrespective of source or (iv) a trust subject to the primary supervision of a court within the U.S. and control of a U.S. fiduciary as described Section 7701(a)(30) of the Code.  If a partnership or other “pass-through” entity treated as a partnership for U.S. federal income tax purposes holds shares issued by the Parent Company, the U.S. federal income tax treatment of the partners or owners of such partnership or other pass-through entity generally will depend on the status of such partners or owners and the activities of such partnership or pass-through entity.

Persons Not Covered

This summary does not address the U.S. federal income tax consequences to persons (including persons who are U.S. Holders) subject to special provisions of U.S. federal income tax law, including (i) persons who are tax-exempt organizations, qualified retirement plans, individual retirement accounts and other tax-deferred accounts, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, or brokers, dealers or traders in securities, (ii) persons who have a “functional currency” other than the U.S. dollar, (iii) persons subject to the alternative minimum tax, (xi) persons who own their common shares as part of a straddle, hedging, conversion transaction, constructive sale or other arrangement involving more than one position, (iv) persons who acquired their common shares through the exercise of employee stock options or otherwise as compensation for services, (v) persons that own an interest in an entity that owns common shares, (vi) persons who own, exercise or dispose of any options, warrants or other rights to acquire common shares, (vii) persons who are partners or owners of partnerships or other pass-through entities or (viii) persons who own their common shares other than as a capital asset within the meaning of Section 1221 of the Code.

Distributions Made by the Corporation to U.S. Holders

General Rules.  U.S. Holders receiving distributions (including constructive distributions) with respect to common shares issued by the Parent Company are required to include in gross income as a dividend for U.S. federal income tax purposes the gross amount of such distributions (without reduction for any Canadian income tax withheld from such distributions), equal to the U.S. dollar value of such distributions on the date of receipt (based on the exchange rate on such date), to the extent that the Parent Company has current or accumulated earnings and profits.  To the extent that distributions from the Parent Company exceed its current and accumulated earnings and profits, such distributions will be treated first as a return of capital, to the extent of the U.S. Holder’s adjusted basis in the shares, and thereafter as gain from the sale or exchange of the shares.  (See more detailed discussion at “Disposition of Shares” below).  Any Canadian tax withheld from a distribution by the Parent Company may be credited, subject to certain limitations, against the U.S. Holder’s U.S. federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder's U.S. federal taxable income by those who itemize deductions.  (See more detailed discussion at “Foreign Tax Credit” below).

Currency Gain or Loss.  In the case of foreign currency received as a distribution that is not converted by the recipient into U.S. dollars on the date of receipt, a U.S. Holder will have a tax basis in the foreign currency equal to its U.S. dollar value on the date of receipt.  Generally any gain or loss recognized upon

C:\DOCUME~1\FILING~1\LOCALS~1\Temp\Annual Report 20F 6-16-05 Final.doc	42	last saved

a subsequent sale or other disposition of the foreign currency, including the exchange for U.S. dollars, will be ordinary income or loss.  However, an individual whose realized gain does not exceed $200 will not recognize that gain, to the extent that there are no expenses associated with the transaction that meet the requirements for deductibility as a trade or business expense (other than travel expenses in connection with a business trip) or as an expense for the production of income.

Dividend may be Eligible for Reduced Tax Rate.  For taxable years beginning after December 31, 2002 and before January 1, 2009, dividends received by U.S. Holders that are individuals, estates or trusts from “qualified foreign corporations,” as defined in Section 1(h)(11) of the Code, generally are taxed at the same preferential tax rates applicable to long-term capital gains.  Although not free from doubt, it appears that the Parent Company would be a “qualified foreign corporation,” as defined in Section 1(h)(11) of the Code pursuant to the U.S. Canada income tax treaty if the Parent Company is not a Passive Foreign Investment Company (“PFIC”).  A corporation that is properly described as a PFIC, Foreign Personal Holding Company (defined below), or a Foreign Investment Company (defined below) for its taxable year during which it pays a dividend, or for its immediately preceding taxable year, will not be treated as a “qualifying foreign corporation” and dividends received by U.S. Holders that are individuals, estates or trusts generally will be subject to U.S. federal income tax at ordinary income tax rates (and not at the preferential tax rates applicable to long-term capital gains).

Dividends not Eligible for Dividends Received Deduction.  Dividends paid by the Parent Company generally will not be eligible for the “dividends received deduction” allowed to corporate shareholders receiving dividends from certain U.S. corporations.  Under certain circumstances, a U.S. Holder that is a corporation and that owns shares representing at least 10% of the total voting power and the total value of shares issued by the Parent Company may be entitled to a 70% deduction of the “U.S. source” portion of dividends received from the Parent Company (unless the Parent Company qualifies as a “Foreign Personal Holding Company” or a “PFIC” as defined below).  The availability of the dividends received deduction is subject to several complex limitations that are beyond the scope of this discussion, and U.S. Holders of shares issued by the Parent Company should consult their own financial advisor, legal counsel or accountant regarding the dividends received deduction.

Dividend Paid to Shareholder who Made QEF Election may be Exempt from Tax.  Generally, shareholders are not subject to additional income taxation on distributions made by a PFIC to the extent of the shareholder’s basis in the corporation’s shares if a Qualified Electing Fund (“QEF”) election is in effect.  (Please see the QEF election discussion below.)  A shareholder’s basis in this situation is usually equal to the cost of purchasing the shares plus the amount of the corporation’s income that was reported on the shareholder’s return pursuant to the QEF election less any prior distributions made by the corporation to the shareholder.  Again, these rules are subject to several exceptions that are beyond the scope of this discussion.  U.S. Holders of shares issued by the Parent Company should consult their own financial advisor, legal counsel or accountant regarding whether dividends paid by the Parent Company to them will be exempt from federal income tax if a QEF election is made.

Disposition of Shares

General Rule.  A U.S. Holder will recognize gain or loss upon the sale or other taxable disposition of shares issued by the Parent Company equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received, and (ii) the shareholder’s tax basis in the shares.  This gain or loss will be capital gain or loss if the common shares are a capital asset in the hands of the U.S. Holder, which will be long-term capital gain or loss if the shares are held for more than one year.

Reduced Tax Rate.  Preferential tax rates apply to long-term capital gains of U.S. Holders that are individuals, estates or trusts.  There are currently no preferential tax rates for long-term capital gains for a U.S. Holder that is a corporation (other than a corporation subject to Subchapter S of the Code).

C:\DOCUME~1\FILING~1\LOCALS~1\Temp\Annual Report 20F 6-16-05 Final.doc	43	last saved

Deductions for net capital losses are subject to significant limitations.  For U.S. Holders that are not corporations, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted.  For U.S. Holders that are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.  Sales of PFIC stock are not eligible for the reduced long-term capital gains rates that are usually applicable to sales of stock unless the shareholder made a QEF election regarding such shares.

The Corporation may be a Passive Foreign Investment Company

General Discussion.  Management of the Parent Company believes that it qualified as a PFIC, within the meaning of Sections 1291 through 1298 of the Code, for the fiscal year ended December 31, 2001 and may have qualified as a PFIC in prior years.  The Parent Company may or may not have qualified as a PFIC in subsequent years due to changes in its assets and business operations.  However, there can be no assurance that the Parent Company will not be considered a PFIC, for the fiscal year ended December 31, 2004, and may qualify as a PFIC in subsequent years.  This determination is not binding on U.S. Holders or the IRS and there can be no assurance that the IRS will not challenge this determination.  A U.S. Holder who holds stock in a foreign corporation during any year in which such corporation qualifies as a PFIC is subject to numerous special U.S. federal income taxation rules and may elect to be taxed under two alternative tax regimes.  The following is a discussion of these three sets of special rules applied to U.S. Holders of shares issued by the Parent Company.  In addition, special rules apply if a foreign corporation qualifies as both a PFIC and a “controlled foreign corporation” (as defined below) and a U.S. Holder owns, actually or constructively, 10 % or more of the total combined voting power of all classes of stock entitled to vote of such foreign corporation (See more detailed discussion at “Controlled Foreign Corporation” below).

Definition of PFIC.  Section 1297 of the Code defines a PFIC as a corporation that is not formed in the U.S. and, for any taxable year, either (a) 75% or more of its gross income is “passive income” or (b) the average percentage, by fair market value (or, if the corporation is not publicly traded and either is a controlled foreign corporation or makes an election, by adjusted tax basis), of its assets that produce or are held for the production of “passive income” is 50% or more.  “Passive income” includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions.  However, gains resulting from commodities transactions are generally excluded from the definition of passive income if “substantially all” of a merchant’s, producer’s or handler’s business is as an active merchant, producer or handler of such commodities.  For purposes of the PFIC income test and the assets test, if a foreign corporation owns (directly or indirectly) at least 25% by value of the stock of another corporation, such foreign corporation shall be treated as if it (a) held a proportionate share of the assets of such other corporation, and (b) received directly its proportionate share of the income of such other corporation.  Also, for purposes of such PFIC tests, passive income does not include any interest, dividends, rents or royalties that are received or accrued from a “related” person to the extent such amount is properly allocable to the income of such related person which is not passive income.  For these purposes, a person is related with respect to a foreign corporation if such person “controls” the foreign corporation or is controlled by the foreign corporation or by the same persons that control the foreign corporation.  For these purposes, “control” means ownership, directly or indirectly, of stock possessing more than 50% of the total voting power of all classes of stock entitled to vote or of the total value of stock of a corporation

Generally Applicable PFIC Rules.  If a U.S. Holder does not make a timely election to be taxed in conformity with the Mark-to-Market rules or the QEF rules during a year in which it holds (or is deemed to have held) shares issued by the Parent Company while it is a PFIC (a “Non-Electing U.S. Holder”), then special taxation rules under Section 1291 of the Code will apply to (i) gains realized on the

C:\DOCUME~1\FILING~1\LOCALS~1\Temp\Annual Report 20F 6-16-05 Final.doc	44	last saved

disposition (or deemed to be realized by reasons of a pledge) of his common shares and (ii) certain “excess distributions” (generally, distributions received in the current taxable year that are in excess of 125% of the average distributions received during the three preceding years or, if shorter, the U.S. Holder’s holding period) by the Parent Company.

A Non-Electing U.S. Holder generally would be required to pro rate all gains realized on the disposition of his common shares and all excess distributions on his common shares over the entire holding period for the common shares.  All gains or excess distributions allocated to prior years of the U.S. Holder (other than years prior to the Parent Company’s first taxable year during such U.S. Holder’s holding period and beginning after January 1, 1987 for which the Parent Company was a PFIC) would be taxed at the highest tax rate for each such prior year applicable to ordinary income.  The Non-Electing U.S. Holder also would be liable for interest on the foregoing tax liability for each such prior year calculated as if such liability had been due with respect to each such prior year.  A Non-Electing U.S. Holder that is not a corporation must treat this interest charge as “personal interest” which, as discussed above, is wholly nondeductible.  The balance of the gain or the excess distribution will be treated as ordinary income in the year of the disposition or distribution, and no interest charge will be incurred with respect to such balance.

If the Parent Company is a PFIC for any taxable year during which a Non-Electing U.S. Holder holds shares issued by the Parent Company, then it will continue to be treated as a PFIC with respect to such common shares, even if it ceases meeting the definition of a PFIC.  A Non-Electing U.S. Holder may terminate this deemed PFIC status by electing to recognize gain (which will be taxed under the rules discussed above for Non-Electing U.S. Holders) as if such common shares had been sold on the last day of the last taxable year for which it was a PFIC.

Market-to-Market Election.  Effective for tax years of U.S. Holders beginning after December 31, 1997, U.S. Holders who hold, actually or constructively, marketable stock (as specifically defined in the Treasury Regulations) of a foreign corporation that qualifies as a PFIC may annually elect to mark such stock to the market (a “mark-to-market election”).  If such an election is made, such U.S. Holder will generally not be subject to the special taxation rules of Section 1291 discussed above.  However, if the mark-to-market election is made by a Non-Electing U.S. Holder after the beginning of the holding period for the PFIC stock, then the Section 1291 rules will apply to certain dispositions of, distributions on and other amounts taxable with respect to the Parent Company’s common shares.  A U.S. Holder who makes the mark-to market election will include in income for the taxable year for which the election was made an amount equal to the excess, if any, of the fair market value of the Parent Company’s common shares as of the close of such tax year over such U.S. Holder’s adjusted basis in such common shares.  In addition, the U.S. Holder is allowed a deduction for the lesser of (i) the excess, if any, of such U.S. Holder’s adjusted tax basis in the common shares over the fair market value of such shares as of the close of the tax year, or (ii) the excess, if any, of (A) the mark-to-market gains for the Parent Company’s shares included by such U.S. Holder for prior tax years, including any amount which would have been included for any prior tax year but for the Section 1291 interest on tax deferral rules discussed above with respect to Non-Electing U.S. Holders, over (B) the mark-to-market losses for shares that were allowed as deductions for prior tax years.  A U.S. Holder’s adjusted tax basis in his shares will be adjusted to reflect the amount included in or deducted from income as a result of a mark-to-market election.  A mark-to-market election applies to the taxable year in which the election is made and to each subsequent taxable year, unless the shares cease to be marketable, as specifically defined, or the IRS consents to revocation of the election.

QEF Election.  A U.S. Holder who makes a timely QEF election (an “Electing U.S. Holder”) regarding his shares issued by the Parent Company will be subject, under Section 1293 of the Code, to current U.S. federal income tax for any taxable year in which the Parent Company qualifies as a PFIC on his pro rata share of the Parent Company’s (i) “net capital gain” (the excess of net long-term capital gain over net short-term capital loss), which will be taxed as long-term capital gain to the Electing U.S. Holder and (ii) “ordinary earnings” (the excess of earnings and profits over net capital gain), which will be taxed as

C:\DOCUME~1\FILING~1\LOCALS~1\Temp\Annual Report 20F 6-16-05 Final.doc	45	last saved

ordinary income to the Electing U.S. Holder, in each case, for the shareholder’s taxable year in which (or with which) the Parent Company’s taxable year ends, regardless of whether such amounts are actually distributed.

The effective QEF election also allows the Electing U.S. Holder to (i) generally treat any gain realized on the disposition of his common shares (or deemed to be realized on the pledge of his shares) as capital gain; (ii) treat his share of the Parent Company’s net capital gain, if any, as long-term capital gain instead of ordinary income; and (iii) either avoid interest charges resulting from PFIC status altogether, or make an annual election, subject to certain limitations, to defer payment of current taxes on his share of the Parent Company’s annual realized net capital gain and ordinary earnings subject, however, to an interest charge.  If the Electing U.S. Holder is not a corporation, such an interest charge would be treated as “personal interest” that is not deductible.

The procedure a U.S. Holder must comply with in making an effective QEF election, and the U.S. federal income tax consequences of the QEF election, will depend on whether the year of the election is the first year in the U.S. Holder’s holding period in which the Parent Company is a PFIC.  If the U.S. Holder makes a QEF election in such first year, i.e., a timely QEF election, then the U.S. Holder may make the QEF election by simply filing the appropriate QEF election documents at the time the U.S. Holder files his tax return for such first year.  However, if the Parent Company qualified as a PFIC in a prior year, then in addition to filing the QEF election documents, the U.S. Holder must elect to recognize (i) under the rules of Section 1291 of the Code (discussed herein), any gain that he would otherwise recognize if the U.S. Holder sold his stock on the qualification date or (ii) if the Parent Company is a controlled foreign corporation, the U.S. Holder’s pro rata share of the Parent Company’s post-1986 earnings and profits as of the qualification date.  The qualification date is the first day of the Parent Company’s first tax year in which the Parent Company qualified as a QEF with respect to such U.S. Holder.  The elections to recognize such gain or earnings and profits can only be made if such U.S. Holder’s holding period for the shares includes the qualification date.  By electing to recognize such gain or earnings and profits, the U.S. Holder will be deemed to have made a timely QEF election.  A U.S. Holder who made elections to recognize gain or earnings and profits after May 1, 1992 and before January 27, 1997 may, under certain circumstances, elect to change such U.S. Holder’s qualification date to the first day of the first QEF year.  U.S. Holders are urged to consult a tax advisor regarding the availability of and procedure for electing to recognize gain or earnings and profits under the foregoing rules.  In addition to the above rules, under very limited circumstances, a U.S. Holder may make a retroactive QEF election if such U.S. Holder failed to file the QEF election documents in a timely manner.

A QEF election, once made with respect to the Parent Company, applies to the tax year for which it was made and to all subsequent tax years, unless the election is invalidated or terminated, or the IRS consents to revocation of the election.  If a QEF election is made by a U.S. Holder and the Parent Company ceases to qualify as a PFIC in a subsequent tax year, the QEF election will remain in effect, although not applicable, during those tax years in which the Parent Company does not qualify as a PFIC.  Therefore, if the Parent Company again qualifies as a PFIC in a subsequent tax year, the QEF election will be effective and the U.S. Holder will be subject to the rules described above for Electing U.S. Holders in such tax year and any subsequent tax years in which the Parent Company qualifies as a PFIC.  In addition, the QEF election remains in effect, although not applicable, with respect to an Electing U.S. Holder even after such U.S. Holder disposes of all of his or its direct and indirect interest in the Parent Company’s shares.  Therefore, if such U.S. Holder reacquires an interest in the Parent Company, that U.S. Holder will be subject to the rules described above for Electing U.S. Holders for each tax year in which the Parent Company qualifies as a PFIC.

Generally, shareholders do not make a QEF election unless they have sufficient information to determine their proportionate shares of a corporation’s net capital gain and ordinary earnings.  The Parent Company has not calculated these amounts for any shareholder and do not anticipate making these calculations in

C:\DOCUME~1\FILING~1\LOCALS~1\Temp\Annual Report 20F 6-16-05 Final.doc	46	last saved

the foreseeable future.  Therefore, U.S. Holders of the Parent Company’s common shares should consult their own financial advisor, legal counsel or accountant regarding the QEF election before making this election.

Other PFIC Rules.  Under Section 1291(f) of the Code, the IRS has issued Proposed Treasury Regulations that, subject to certain exceptions, would treat as taxable certain transfers of PFIC stock by Non-Electing U.S. Holders that are generally not otherwise taxed, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death.  Generally, in such cases the basis of shares in the hands of the transferee and the basis of any property received in the exchange for those shares would be increased by the amount of gain recognized.  However, the specific U.S. federal income tax consequences to the U.S. Holder and the transferee may vary based on the manner in which the common shares are transferred.

Certain special, generally adverse, rules will apply with respect to shares issued by the Parent Company while it is a PFIC whether or not it is treated as a QEF.  For example under Section 1298(b)(6) of the Code, a U.S. Holder who uses PFIC stock as security for a loan (including a margin loan) will, except as may be provided in regulations, be treated as having made a taxable disposition of such shares.

The PFIC rules are very complicated, and U.S. Holders should consult their own financial advisor, legal counsel or accountant regarding the PFIC rules, including the advisability of and procedure for making a QEF election or a mark-to-mark election, and how these rules may impact their U.S. federal income tax situation.

Foreign Tax Credit

A U.S. Holder who pays (or has withheld from distributions) Canadian or other foreign income tax with respect to the ownership of shares issued by the Parent Company may be entitled, at the option of the U.S. Holder, to either receive a deduction or a tax credit for U.S. federal income tax purposes with respect to such foreign tax paid or withheld.  Generally, it will be more advantageous to claim a credit because a credit reduces U.S. federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer’s income subject to U.S. federal income tax.  This election is made on a year-by-year basis and applies to all foreign taxes paid by (or withheld from distributions to) the U.S. Holder during that year.

There are significant and complex limitations that apply to the foreign tax credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder’s U.S. income tax liability that the U.S. Holder’s “foreign source” income bears to his or its worldwide taxable income.  In applying this limitation, the various items of income and deduction must be classified as either “foreign source” or “U.S. source.”  Complex rules govern this classification process.  In addition, this limitation is calculated separately with respect to specific classes of income such as “passive income,” “high withholding tax interest,” “financial services income,” “shipping income,” and certain other classifications of income.  Dividends distributed by the Parent Company will generally constitute “foreign source” income, and will be classified as “passive income” or, in the case of certain U.S. Holders, “financial services income” for these purposes.

In addition, U.S. Holders that are corporations and that own 10% or more of the Parent Company’s voting stock may be entitled to an “indirect” foreign tax credit under Section 902 of the Code with respect to the payment of dividends by the Parent Company under certain circumstances and subject to complex rules and limitations.  The availability of the foreign tax credit and the application of the limitations with respect to the foreign tax credit are fact specific, and each U.S. Holder of common shares issued by the Parent Company should consult their own financial advisor, legal counsel or accountant regarding the foreign tax credit rules.

C:\DOCUME~1\FILING~1\LOCALS~1\Temp\Annual Report 20F 6-16-05 Final.doc	47	last saved

Information Reporting; Backup Withholding

Certain information reporting and backup withholding rules may apply with respect to certain payments related to shares issued by the Parent Company.  In particular, a payor or middleman within the U.S., or in certain cases outside the U.S., will be required to withhold 28% (which rate is scheduled for periodic adjustment) of any payments to a U.S. Holder regarding dividends paid by the Parent Company, or proceeds from the sale of, such common shares within the U.S., if a U.S. Holder fails to furnish its correct taxpayer identification number (generally on Form W-9) or otherwise fails to comply with, or establish an exemption from, the backup withholding tax requirements.  Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a refund or a credit against the U.S. Holder’s U.S. federal income tax liability, provided the required information is furnished to the IRS.  U.S. Holders should consult their own financial advisor, legal counsel or accountant regarding the information reporting and backup withholding rules applicable to the Parent Company’s shares.

Other Considerations for U.S. Holders

In the following circumstances, the above sections of this discussion may not describe the U.S. federal income tax consequences to U.S. Holders resulting from the ownership and disposition of shares issued by a foreign corporation.

Foreign Personal Holding Company.  If at any time during a taxable year (a) more than 50% of the total voting power or the total value of outstanding shares issued by the Parent Company is owned, directly or indirectly, by five or fewer individuals who are citizens or residents of the U.S. and (b) 60% (or 50% in certain cases) or more of the Parent Company’s gross income for such year is “foreign personal holding company income” as defined in Section 553 of the Code (e.g., dividends, interest, royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions), the Parent Company may be treated as a “Foreign Personal Holding Company” (“FPHC”)  In that event, U.S. Holders of the Parent Company’s common shares would be required to include in gross income for such year their allocable portions of such “foreign personal holding company income” to the extent the Parent Company does not actually distribute such income.

The Parent Company does not believe that it currently qualifies as a FPHC.  However, there can be no assurance that the Parent Company will not be considered a FPHC for the current or any future taxable year.

Foreign Investment Company.  If (a) 50% or more of the total voting power or the total value of the Parent Company’s outstanding shares is owned, directly or indirectly, by citizens or residents of the U.S., U.S. partnerships or corporations, or U.S. estates or trusts (as defined by the Code Section 7701(a)(30)), and (b) the Parent Company is found to be engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest therein, the Parent Company may be treated as a "Foreign Investment Company" (“FIC”) as defined in Section 1246 of the Code, causing all or part of any gain realized by a U.S. Holder selling or exchanging the Parent Company’s common shares to be treated as ordinary income rather than capital gain.

The corporation does not believe that it currently qualifies as a FIC.  However, there can be no assurance that it will not be considered a FIC for the current or any future taxable year.

Controlled Foreign Corporation.  If more than 50% of the total voting power or the total value of the Parent Company’s outstanding shares is owned, directly or indirectly, by citizens or residents of the U.S., U.S. partnerships or corporations, or U.S. estates or trusts (as defined by the Code Section 7701(a)(30)), each of which own, directly or indirectly, 10% or more of the total voting power of the Parent Company’s

C:\DOCUME~1\FILING~1\LOCALS~1\Temp\Annual Report 20F 6-16-05 Final.doc	48	last saved

outstanding shares (each a “10% Shareholder”), the Parent Company could be treated as a “Controlled Foreign Corporation” (“CFC”) under Section 957 of the Code.

The classification of the Parent Company as a CFC would effect many complex results, including that 10% Shareholders would generally (i) be treated as having received a current distribution of the Parent Company’s “Subpart F income” and (ii) would also be subject to current U.S. federal income tax on their pro rata shares of the Parent Company’s earnings invested in “U.S. property.”  The foreign tax credit may reduce the U.S. federal income tax on these amounts for such 10% Shareholders (See more detailed discussion at “Foreign Tax Credit” above).  In addition, under Section 1248 of the Code, gain from the sale or other taxable disposition of the Parent Company’s common shares by a U.S. Holder that is or was a 10% Shareholder at any time during the five-year period ending with the sale is treated as a dividend to the extent of the Parent Company’s earnings and profits attributable to the common shares sold or exchanged.

If the Parent Company is classified as both a PFIC and a CFC, it generally will not be treated as a PFIC with respect to 10% Shareholders.  This rule generally will be effective for taxable years of 10% Shareholders beginning after 1997 and for its taxable years ending with or within such taxable years of 10% Shareholders.

The Parent Company does not believe that it currently qualifies as a CFC.  However, there can be no assurance that it will not be considered a CFC for the current or any future taxable year.

The FPHC, FIC and CFC rules are very complicated, and U.S. Holders should consult their own financial advisor, legal counsel or accountant regarding the FPHC, FIC and CFC rules and how these rules may impact their U.S. federal income tax situation.

F.

Dividends and Paying Agents

Not applicable.

G.

Statements by Experts

Not applicable.

H.

Documents on Display

The Parent Company has filed with the Securities and Exchange Commission this Annual Report on Form 20-F, including exhibits, under the Securities and Exchange Act with respect to the Parent Company’s common shares.

You may read and copy all or any portion of this annual report of other information in the Parent Company’s files in the SEC’s public reference room at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the regional offices of the SEC located at Seven World Trade Centre, 13th Floor, New York, NY 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. You may request copies of these documents upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms.

I.

Subsidiary Information

Not applicable.

C:\DOCUME~1\FILING~1\LOCALS~1\Temp\Annual Report 20F 6-16-05 Final.doc	49	last saved

ITEM 11.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Not applicable.

ITEM 12.

DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.

DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

There have been no defaults, dividends arrearages or delinquencies.

ITEM 14.

MATERIAL MODIFICATION TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

There have been no material modifications to the Parent Company’s common shares.

ITEM 15.

CONTROLS AND PROCEDURES

Management of the Parent Company is responsible for establishing and maintaining adequate internal control over financial reporting for the Parent Company.  Management, including the CEO and CFO, directly supervises the preparation of all of the financial reports prepared by the Parent Company and is directly involved in the Parent Company’s financial record keeping and reporting.  All accounting records and financial reports prepared by the Parent Company are reviewed for accuracy by the CEO and CFO.

As of the end of the period covered by this annual report, an evaluation was carried out under the supervision and with the participation of the Parent Company’s management, including the CEO and CFO, of the effectiveness of the design and operation of the Parent Company’s disclosure controls and procedures, as such term is defined under Rules 13(a) – 15(e) under the Exchange Act. Based on that evaluation, the CEO and CFO have concluded that the Parent Company’s disclosure controls and procedures are effective in ensuring that material information required to be disclosed in this annual report is recorded, processed, summarized and reported, and required disclosure is made within the time period specified in the rules and forms of the U.S. Securities and Exchange Commission.

During the period covered by this report, there has been no change in the Parent Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, its internal control over financial reporting.

Management, including its CEO and CFO, does not expect that the Parent Company’s disclosure controls and procedures or internal controls and procedures will prevent all error and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Parent Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by

C:\DOCUME~1\FILING~1\LOCALS~1\Temp\Annual Report 20F 6-16-05 Final.doc	50	last saved

management override of control. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, control may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

ITEM 16.

ITEM 16A.

AUDIT COMMITTEE FINANCIAL EXPERT

As at the date hereof, the Audit Committee is composed of Messrs. Varshney, Puar and Visser.  The Board has determined that Mr. Varshney is an “audit committee financial expert” as defined in Item 16A of Form 20-F.  Mr. Varshney is not an “independent director” under Rule 4200(a)(15) of the National Association of Securities Dealers listing standards, as such standards may be amended and modified.

ITEM 16B.

CODE OF ETHICS

The Parent Company has not yet adopted a written “code of ethics” that meets the new United States' Sarbanes-Oxley standards.  The Board believes that its existing standards and procedures are adequate for its purposes.  The Parent Company believes that its management structure and corporate culture effectively deter wrongdoing and promote honest and ethical conduct, full, fair and accurate, timely, and understandable disclosure in reports and documents, compliance with applicable governmental laws, rules and regulations, prompt internal reporting of unethical conduct and accountability for adherence to the conduct standards.  The Parent Company has a small number of employees and most of its officers are also directors, thus eliminating any split between the Parent Company’s management and the directors who are responsible to safeguard shareholder interests.  As a result, the Parent Company believes that the activities of the Parent Company’s officers, employees and other agents can be easily monitored by its directors, thus eliminating the need for a formal written code of ethics.

ITEM 16C.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

LDMB Advisors Inc., Chartered Accountants (“LDMB”), are the independent auditors of the Parent Company and examined the financial statements of the Parent Company for the fiscal years ending December 31, 2004 and 2003.  LDMB performed the services listed below and were paid the corresponding fees for the fiscal years ended December 31, 2004 and 2003.

Audit Fees

Fees billed by LDMB for professional services totaled $14,288 for the year ended December 31, 2003 and $23,406 for the year ended December 31, 2004.  Such fees were for the audit of the Parent Company’s annual financial statements and for services in connection with statutory and regulatory filings for such fiscal years.

Audit-Related Fees

Fees for audit related services totaled $11,941 for the year ended December 31, 2003 and $nil fees December 31, 2004.

Tax Fees

C:\DOCUME~1\FILING~1\LOCALS~1\Temp\Annual Report 20F 6-16-05 Final.doc	51	last saved

Fees for tax services billed by LDMB, including tax compliance, tax advice and tax planning work, totaled $800 for the year ended December 31, 2003 and accrued fees for tax services totaled $800 the year ended December 31, 2004.

All Other Fees

No other fees were billed by LDMB during the fiscal years ended December 31, 2003 and December 31, 2004.

Audit Committee Policies and Procedures

The audit and review services provided to the Parent Company by LDMB in the fiscal years ended December 31, 2004 and December 31, 2003 were pre-approved by the Parent Company's audit committee.  Prior to engaging LDMB to perform audit and review services, the Parent Company's audit committee reviews the service to be provided and the fee to be paid by the Parent Company for such service and assesses the impact of the service on the auditor's independence.

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

Financial Statements

Auditors’ Report dated April 27, 2005

Consolidated Balance Sheets at December 31, 2004 and 2003.

Consolidated Statements of Operations and Deficit for the Years Ended December 31, 2004 and 2003.

Consolidated Statements of Shareholders’ Equity for the Years Ended December 31, 2004 and 2003.

Consolidated Statements of Cash Flows for the Years Ended December 31, 2004 and 2003.

Notes to Consolidated Financial Statements for the Years Ended December 31, 2004 and 2003.

ITEM 18.

FINANCIAL STATEMENTS

See “Item 17. Financial Statements.”

ASSISTGLOBAL TECHNOLOGIES CORP.

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2004

ASSISTGLOBAL TECHNOLOGIES CORP.

CONTENTS

DECEMBER 31, 2004

Page

AUDITORS' REPORT

1

FINANCIAL STATEMENTS

 Consolidated Balance Sheets

2

 Consolidated Statements of Operations And Deficit

3

 Consolidated Statements of Shareholders' Equity

4

 Consolidated Statements of Cash Flows

5

 Notes to the Consolidated Financial Statements

6 - 16

AUDITORS' REPORT

To the Shareholders of:

Assistglobal Technologies Corp.

We have audited the consolidated balance sheets of Assistglobal Technologies Corp. as at December 31, 2004 and 2003 and the consolidated statements of operations and deficit and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the United States Public Company Accounting Oversight Board. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the consolidated financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2004 and 2003 and the results of its operations and cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

The Company is not required to have, nor have we been engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

COMMENTS BY AUDITOR ON CANADA - UNITED STATES OF AMERICA REPORTING DIFFERENCE

The standards of the United States Public Company Accounting Oversight Board require the addition of an explanatory paragraph when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in Note 1 to the consolidated financial statements. Although we conducted our audits in accordance with both Canadian generally accepted auditing standards and the standards of the United States Public Company Accounting Oversight Board, our report to the shareholders dated April 27, 2005 is expressed in accordance with Canadian reporting standards which do not permit a reference to such conditions and events in the auditors' report when these are adequately disclosed in the  consolidated financial statements.

The standards of the United States Public Company Accounting Oversight Board require the addition of an explanatory paragraph (following the opinion paragraph) when there are changes in accounting principles that have a material effect on the comparability of the Company's financial statements, such as the change described in Note 3 (j) to the consolidated financial statements. Our report to the shareholders dated April 27, 2005 is expressed in accordance with Canadian reporting standards which do not require a reference to such changes in accounting principles in the auditors' report when the change is properly accounted for and adequately disclosed in the financial statements.

/s/  LDMB Advisors Inc.

Chartered Accountants

Langley, British Columbia

April 27, 2005

The accompanying notes are an integral part of these consolidated financial statements.

ASSISTGLOBAL TECHNOLOGIES CORP.

CONSOLIDATED BALANCE SHEETS

(Expressed in Canadian Dollars)

AS AT DECEMBER 31,	2004	2003

		(Restated)
ASSETS
CURRENT
Cash and cash equivalents	$15,819	$77,700
Accounts receivable	183,690	123,883
Prepaid expenses	44,421	23,420

	243,930	225,003
PROPERTY AND EQUIPMENT (Note 4)	70,007	43,527
INTANGIBLE ASSETS (Note 3(f))	1	1

	$313,938	$268,531

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Accounts payable and accrued liabilities	$250,628	$254,466
Demand loan (Note 5)	100,000	100,000
Unearned revenue	72,762	69,890
Capital lease obligations, current portion (Note 6)	19,133	11,110

	442,523	435,466
CAPITAL LEASE OBLIGATIONS, NET OF
CURRENT PORTION (Note 6)	5,652	7,845
PROMISSORY NOTES PAYABLE, SHAREHOLDERS (Note 7)	50,000	50,000

	498,175	493,311

SHAREHOLDERS' EQUITY
Share capital (Note 8)	1,132,603	553,180
Additional paid-in capital	459,835	280,276
Deficit	(1,776,675)	(1,058,236)

	(184,237)	(224,780)

	$313,938	$268,531

GOING CONCERN (Note 1)

COMMITMENTS (Note 12)

SUBSEQUENT EVENTS (Note 15)

APPROVED BY THE DIRECTORS:

____/s/  Sokhie Puar___________ Director

____/s/  Catherine Stauber______ Director

The accompanying notes are an integral part of these consolidated financial statements.

2.

ASSISTGLOBAL TECHNOLOGIES CORP.

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED DECEMBER 31,	2004	2003

		(Restated)
REVENUE	$690,403	$651,290

DIRECT COSTS	489,329	478,167

GROSS PROFIT	201,074	173,123

EXPENSES
Advertising and promotion	27,579	17,253
Amortization	23,185	20,406
Bank charges and foreign exchange	16,197	19,951
Interest on capital lease obligations	6,958	1,005
Investor relations	28,000	-
Management and consulting fees:
Incurred	207,739	143,218
Stock-based compensation	112,438	48,300
Office and administration	31,480	16,828
Professional fees	76,614	91,878
Regulatory and share transfer fees	18,612	21,435
Rent and occupancy costs	36,860	25,246
Stock based compensation	158,444	231,976
Telephone	12,350	9,320
Travel	50,623	32,600
Wages and benefits	111,367	22,620

	918,446	702,036

LOSS BEFORE OTHER INCOME (EXPENSES)	(717,372)	(528,913)

OTHER INCOME	185	481
LOSS ON DISPOSAL OF EQUIPMENT	(1,252)	-

NET LOSS	$(718,439)	$(528,432)

LOSS PER SHARE	(0.04)	(0.04)

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING	17,284,764	14,890,898

The accompanying notes are an integral part of these consolidated financial statements.

3.

ASSISTGLOBAL TECHNOLOGIES CORP.

CONSOLIDATED  STATEMENTS OF SHAREHOLDERS' EQUITY

(Expressed in Canadian Dollars)

DECEMBER 31, 2004

	Common Shares		Additional		Total
	Number		Paid-in	Accumulated	Shareholders'
	of Shares	Amount	Capital	Deficit	Equity

Balance, June 30, 2003	8,188,780	$13,503,911	$-	$(13,754,866)	$(250,955)
Share consolidation 3:1	(5,459,187)	-	-	-	-
Common shares issued for shares of
AssistGlobal Inc. (including 750,000
shares issued as a finder's fee)	11,100,000	(13,503,911)	-	13,503,911	-
AssistGlobal Inc. shareholder deficiency
acquired on reverse acquisition	-	177,380	-	(278,849)	(101,469)
Stock options exercised	200,000	60,000	-	-	60,000
Issue of common shares for cash	1,973,750	315,800	-	-	315,800
Fair value of options issued to consultants
(Note 3 (j))	-	-	280,276	-	280,276
Net loss for the year	-	-	-	(528,432)	(528,432)

Balance, December 31, 2003, as restated	16,003,343	553,180	280,276	(1,058,236)	(224,780)
Stock options exercised	1,000,000	332,500	-	-	332,500
Stock compensation on options exercised	-	91,323	(91,323)	-	-
Issue of common shares for cash, net of share
issue costs of $9,793	420,000	127,600	-	-	127,600
Issue of common shares for investor relation
services	200,000	28,000	-	-	28,000
Fair value of options issued to employees and
consultants	-	-	270,882	-	270,882
Net loss for the year	-	-	-	(718,439)	(718,439)

Balance, December 31, 2004	17,623,343	$1,132,603	$459,835	$(1,776,675)	$(184,237)

The accompanying notes are an integral part of these consolidated financial statements.

4.

ASSISTGLOBAL TECHNOLOGIES CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED DECEMBER 31,	2004	2003

		(Restated)
CASH FLOWS (USED IN) PROVIDED BY:
OPERATING ACTIVITIES
Net loss	$(718,439)	$(528,432)
Adjustments for items not affecting cash:
Amortization	23,185	20,406
Stock-based compensation	298,882	280,276
Loss on disposal of equipment	1,252	-
Changes in non-cash working capital balances:
Accounts receivable	(59,807)	(1,894)
Prepaid expenses	(21,001)	(23,420)
Accounts payable and accrued liabilities	(3,838)	21,839
Income taxes receivable	-	1,195
Unearned revenue	2,872	55,445

	(476,894)	(174,585)

FINANCING ACTIVITIES
Repayment of related party loans	-	(124,913)
Common stock issued for cash, net of issuance costs	127,600	315,800
Common stock issued on exercise of options	332,500	60,000
Repayment of capital lease obligations	(16,957)	(3,265)

	443,143	247,622

INVESTING ACTIVITIES
Purchase of equipment	(28,130)	(3,572)
Cash acquired upon the reverse acquisition of
AssistGlobal Technologies Corp.	-	2,379

	(28,130)	(1,193)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(61,881)	71,844
CASH AND CASH EQUIVALENTS, beginning	77,700	5,856

CASH AND CASH EQUIVALENTS, ending	$15,819	$77,700

SUPPLEMENTAL INFORMATION
Cash paid to (received from):
Interest	$6,958	$1,005
Income taxes	$-	$(1,195)
Non-cash activities:
Property and equipment acquired under capital lease	$22,787	$22,220
Shares issued for investor relation services	$28,000	$-

The accompanying notes are an integral part of these consolidated financial statements.

5.

ASSISTGLOBAL TECHNOLOGIES CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

DECEMBER 31, 2004

1.

GOING CONCERN AND NATURE OF BUSINESS

These consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assumes the realization of assets and settlement of liabilities in the normal course of business. Certain conditions discussed below, currently exist which raise substantial doubt upon the validity of this assumption. These consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

During the year ended December 31, 2004, the Company incurred a net loss of $718,439; for the year ended December 31, 2003, a net loss of $528,432; and at December 31, 2004, had an accumulated deficit of $1,776,675. At December 31, 2004, the Company had cash of $15,819.

Subsequent to December 31, 2004, the Company proposed, subject to shareholder approval, to conduct an issuer bid to acquire its issued and outstanding shares. Shares tendered under the issuer bid that are taken up by the Company will be paid for through the issuance of shares of AssistGlobal Inc. ("AGI"), the Company's wholly-owned subsidiary. The Company will issue one share from treasury of AGI for each ten (10) shares of the Company tendered under the bid.

Three directors and two employees have agreed to collectively tender 7,312,910 of their shares of the Company pursuant to the issuer bid. The Company will cancel all of the shares of AGI held by the Company upon completion of the issuer bid. As a result, upon completion of the bid, shareholders receiving shares of AGI pursuant to the bid will hold 100% of the issued and outstanding shares of AGI, and the Company will have divested its ownership of AGI.

The Company has agreed with AGI that subject to completion of the issuer bid, it will forgive approximately $279,230 of inter-corporate debt.

Should the Company complete its issuer bid and divest itself of AGI, it will have no operating business.

The Company's future operations are dependant upon its ability to obtain third party financing in the form of equity and/or debt and ultimately to generate future profitable operations. Such financing may not be available or may not be available on reasonable terms. The resolution of the going concern issue is dependant on the realization of management's plans. If management is unsuccessful in raising future debt or equity financings, the Company will be required to liquidate assets and curtail or possibly cease operations.

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

6.

ASSISTGLOBAL TECHNOLOGIES CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

DECEMBER 31, 2004

3.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. Outlined below are those policies considered particularly significant by the Company.

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

7.

ASSISTGLOBAL TECHNOLOGIES CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

DECEMBER 31, 2004

3.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

(g)

Revenue recognition

Revenue is recognized when earned. The Company provides turnkey web-hosted applications and sells packaged and custom software products and related consulting services. Software product revenues are recognized upon shipment of the software product only if no significant Company obligations remain, the fee is fixed or determinable, and collection is received or the resulting receivable is deemed probable. Revenue from packaged software products are recorded when the payment has been received and the software has been shipped. Revenue is recognized, net of discount and allowances, at the time of product shipment. Provisions are recorded for returns, concessions and bad debts and at December 31, 2004 amounted to $NIL. Revenue related to obligations, which include telephone support for certain products, are based on the relative fair value of each of the deliverables determined based on vendor-specific objective evidence ("VSOE") when significant. The Company VSOE is determined by the price charged when each element is sold separately. Revenue from non-recurring programming, software engineering fees, consulting service, support arrangements and training programs are recognized when the services are provided.

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

(j)

Stock-based compensation

The Company has a stock option plan, which is described in Note 8(c). Effective July 1, 2002, the Company applied the fair value based method of accounting prescribed by CICA Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments, only to employee stock appreciation rights, and applied the settlement method of accounting to employee stock options. Under the settlement method, any consideration paid by employees on the exercise of stock options or purchase of stock is credited to share capital and no compensation expense is recognized.

The CICA Accounting Standards Board has amended CICA Handbook Section 3870 - Stock-based Compensation and Other Stock-based Payments - to require entities to account for employee stock options using the fair value based method, beginning January 1, 2004. Under the fair value based method, compensation cost is measured at fair value at the date of grant and is expensed over the award's vesting period. In accordance with one of the transitional options permitted under amended Section 3870, the Company has retroactively applied the fair value based method to all employee stock options granted on or after July 1, 2002, and has restated prior periods. The effect of retroactively adopting the fair value based method is to increase net loss by $231,976 for the year ended December 31, 2003 (2002 - $NIL), to increase deficit by $231,976 as at December 31, 2003 (2002 - $NIL), and to increase additional paid-in capital by $231,976 as at December 31, 2003 (2002 - $NIL).

8.

ASSISTGLOBAL TECHNOLOGIES CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

DECEMBER 31, 2004

3.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

(k)

Loss per share

Loss per share has been calculated based on the weighted average number of shares outstanding during the periods. Fully diluted loss per share has not been presented as it would be anti-dilutive.

4.

PROPERTY AND EQUIPMENT

		Accumulated
	Cost	Amortization	2004	2003

Computer equipment	$90,149	$34,522	$55,627	$33,046
Computer software	47,531	41,860	5,671	1,932
Furniture and fixtures	15,172	6,463	8,709	8,549

	$152,852	$82,845	$70,007	$43,527

Included in property and equipment are assets acquired under capital leases with a cost of $45,007 (2003 - $22,220) and accumulated amortization of $12,417 (2003 - $3,333).

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

The Company's obligations under the capital leases consists of:

		2004	2003

Minimum lease payments payable		$30,506	$24,683
Less:	portion representing interest to be recorded over
	the remaining term of the leases	5,721	5,728

		24,785	18,955
Less:	current portion	19,133	11,110

Long-term portion		$5,652	$7,845

Future minimum annual lease payments payable under the capital leases are as follows:
Year ending:
2005			$23,916
2006			6,590

			$30,506

9.

ASSISTGLOBAL TECHNOLOGIES CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

DECEMBER 31, 2004

7.

PROMISSORY NOTES PAYABLE, SHAREHOLDERS

The promissory notes payable to certain shareholders are unsecured, non-interest bearing and are repayable within 30 days of the Company receiving a single financing with a value of not less than $3,000,000. The shareholders have agreed to extend the repayment date to January 1, 2006.

8.

SHARE CAPITAL

(a)

Authorized

        Unlimited common shares without nominal or par value

Pursuant to a special resolution of the shareholders dated June 16, 2004, the number of authorized common shares was increased to an unlimited number of common shares without nominal or par value.

(b) Issued and fully paid

	Number of shares	Stated value

Balance at June 30, 2003	8,188,780	$13,503,911
Share consolidation 3:1	(5,459,187)	-
Common shares issued for shares of AssistGlobal Inc.
(including 750,000 shares issued as a finder's fee)	11,100,000	(13,503,911)
AssistGlobal Inc. shareholder deficiency acquired
on reverse acquisition	-	177,380
Issue of common shares for cash	1,973,750	315,800
Stock options exercised	200,000	60,000

Balance at December 31, 2003	16,003,343	553,180
Stock options exercised	1,000,000	332,500
Transfer from additional paid-in capital	-	91,323
Issue of common shares for cash	420,000	137,393
Share issuance costs	-	(9,793)
Shares issued for services	200,000	28,000

Balance at December 31, 2004	17,623,343	$1,132,603

During the year ended December 31, 2004, the Company completed a non-brokered private placement of 420,000 units at a price of $0.25 U.S. per unit for total gross proceeds of $105,000 U.S. ($137,393 Cdn). Each unit is comprised of one common share without par value in the share capital of the Company and one non-transferable share purchase warrant ("warrant"). Each warrant entitles the holder to purchase one additional common share at a price of $0.35 U.S. per share for twelve months expiring March 17, 2005 and $0.45 U.S. per share for a further period of six months to a maximum of eighteen months expiring September 17, 2005. A commission of $9,793 was paid on a portion of the private placement.

During the year, an aggregate of 1,000,000 stock options were exercised at a price of $0.25 U.S. per share for gross proceeds of $250,000 U.S. ($332,500 Cdn) and 1,000,000 common shares were issued.

10.

ASSISTGLOBAL TECHNOLOGIES CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

DECEMBER 31, 2004

8.

SHARE CAPITAL, continued

(c)

Stock options

The Company maintains a fixed stock option plan that enables it to grant options to its directors, officers,

employees and other service providers. Each option agreement with the grantee sets forth, among otherthings, the number of options granted, the exercise price and the vesting conditions of the options. Asummary of the status of the options outstanding and exercisable follows:

	Weighted average
	Number of shares	exercise price

Balance at June 30, 2003	1,011,000	$0.10
Consolidation 3:1	(674,000)	0.10
Exercised	(200,000)	0.30
Cancelled	(78,667)	0.30
Granted	1,330,000	0.39

Balance at December 31, 2003	1,388,333	0.39
Granted	2,550,000	0.26
Exercised	(1,000,000)	0.33
Cancelled	(332,333)	0.39

Balance at December 31, 2004	2,606,000	$0.29

As at December 31, 2004, the following stock options were outstanding:

	Number			Number
	outstanding at			exercisable at
Exercise price	December 31, 2004		Expiry date	December 31, 2004

$0.30		56,000	January 25, 2007	56,000
$0.39	($0.30 USD)	1,000,000	December 9, 2008	1,000,000
$0.33	($0.25 USD)	200,000	January 16, 2009	200,000
$0.39	($0.15 USD)	1,350,000	August 25, 2009	1,350,000

		2,606,000		2,606,000

During the year ended December 31, 2004, under the fair value based method, $270,883 (2003 - $280,276) in  compensation expense was recorded in the statements of operations and deficit for stock options granted to directors and a consultant.

11.

ASSISTGLOBAL TECHNOLOGIES CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

DECEMBER 31, 2004

8.

SHARE CAPITAL, continued

The fair value of share options used to calculate compensation expense has been estimated using the Black-Scholes option pricing model with the following assumptions:

	2004	2003

Risk free interest rate	2.36%	3.00%
Stock price volatility	129.00%	124.00%
Expected life of options	2 years	3 years

The weighted average fair value of options granted during the year ended December 31, 2004 is $0.11 (2003 - $0.21).

(d)

Warrants

As at December 31, 2004, the Company had the following warrants outstanding entitling the holder to purchase one common share of the Company as follows:

Number of shares	-	Exercise price	Expiry date

420,000		$ 0.35 (USD)	March 17, 2005
-	-	$ 0.45 (USD)	September17, 2005

(e)

Additional paid-in capital

	2004	2003

Balance, beginning, as previously stated	$48,300	$-
Adjustment for stock compensation (Note 3 (j))	231,976	-

Balance at December 31, 2003, as restated	280,276	-
Stock based compensation	270,882	280,276
Transfer to share capital on exercise of options	(91,323)	-

Balance, ending	$459,835	$280,276

12.

ASSISTGLOBAL TECHNOLOGIES CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

DECEMBER 31, 2004

9.

FINANCIAL INSTRUMENTS

(a)

Fair values

The carrying amounts of: cash and cash equivalents; accounts receivable; income taxes receivable; unearned revenue; accounts payable and accrued liabilities; demand loan; and capital leases approximate their fair values due to the short-term maturity of these instruments.

(b)

Credit risk

Credit risk reflects the risk that the Company may be unable to recover contractual receivables. The Company sells its products to customers in Canada and the United States. One customer represents approximately 23% of the accounts receivable balance. The Company employs established credit approval policies to mitigate this risk.

(c)

Currency risk

Foreign currency risk reflects the risk that the Company's net assets will be negatively impacted due to fluctuations in exchange rates. The Company has not entered into foreign exchange contracts to hedge against gains or losses from foreign exchange fluctuations. At December 31, 2004, cash and cash equivalents include a balance of $7,360 USD (2003 - $12,354 USD), accounts receivable of $64,074 USD (2003 - $34,294 USD) and accounts payable of $28,981 USD (2003 - $22,472 USD).

10.

INCOME TAXES

(a)

Future tax assets and liabilities

	2004	2003

Future tax assets (liabilities):
Operating loss carry-forwards	$308,071	$137,912
Property and equipment	(4,536)	(2,396)

	303,535	135,516
Valuation allowance	(303,535)	(135,516)

Net future tax asset	$-	$-

(b)

Loss carry-forwards

The Company and its subsidiaries have estimated accumulated losses of approximately $831,439. These losses expire as follows:

2007

$

   4,850

2009

118,276

2010

276,767

2014

431,546

$

831,439

13.

ASSISTGLOBAL TECHNOLOGIES CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

DECEMBER 31, 2004

11.

RELATED PARTY TRANSACTIONS

2004

2003

Management and consulting fees paid to officers and directors of the Company and/or companies controlled by them

$      192,114

$

121,277

Sales to a company controlled by a director of the

Company

$            771

.

$

25,200

Amounts included in accounts receivable due from a

company controlled by a director of the Company

$        2,061

.

$

1,141

Amounts included in accounts payable due to companies

controlled by/or with common directors of the Company

$        27,093

$

64,900

Rent paid to a company controlled by a director and an

officer of the Company

$

1        7,723

$

6,342

These amounts are recorded at the exchange amount based on the amounts paid and/or received by the parties.

12.

COMMITMENTS

Under the terms of management and consulting services agreements with companies controlled by officers and directors of the Company, the Company will be required to make annual management and consulting payments as follows:

2005

$

195,000

2006

145,000

                  $

   340,000

13.

SEGMENTED INFORMATION

The Company operates primarily in the facilities and project management industries. All of the Company's assets and employees are located in Canada.

14.

RISKS AND UNCERTAINTIES

The Company's future operating results may be affected by a number of factors. The Company is dependent upon a number of major suppliers. If a critical supplier had operational problems or ceased making services or software available to the Company, operations could be adversely affected. In particular, hosting services are purchased from one supplier.

15.

SUBSEQUENT EVENTS

Subsequent to the year ended December 31, 2004, the Company proposed to conduct an issuer bid to acquire its issued and outstanding shares. Shares tendered under the issuer bid that are taken up by the Company will be paid for through the issuance of shares of AssistGlobal Inc. ("AGI"). The Company will issue one share from treasury of AGI for each ten (10) shares of the Company tendered under the issuer bid. The issuer bid will be made to shareholders in British Columbia and other jurisdictions where the offer may lawfully be made and as determined by management. The Company will prepare an issuer bid circular to be delivered to shareholders of the Company that are entitled to participate.

14.

ASSISTGLOBAL TECHNOLOGIES CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

DECEMBER 31, 2004

15.

SUBSEQUENT EVENTS, continued

Three directors and two employees, have agreed to collectively tender 7,312,910 of their shares of the Company pursuant to the issuer bid. The Company will cancel all of the shares of AGI held by the Company upon completion of the issuer bid. As a result, upon completion of the bid, shareholders receiving shares of AGI pursuant to the bid will hold 100% of the issued and outstanding shares of AGI, and the Company will have divested its ownership of AGI.

The bid will be made subject to shareholder approval of the disposition of AGI. Shareholders of record as at the close of business on April 25, 2005 will receive a comprehensive information circular describing the issuer bid and certain related matters. The Company will engage an independent business valuator to prepare a valuation report, details of which will be summarized in the information circular prepared in connection with the bid. In connection with the disposition of AGI, Catherine Stauber, Geoffrey Dryer and Robert Visser will not stand for re-election as directors at the Company's upcoming AGM, and will step down as officers of the Company.

The Company's decision to divest its interest in AGI follows various efforts to raise further financing for the business of AGI, which have not been successful. As a result, the board of directors of the Company and AGI have mutually determined that the transaction is in the best interest of both companies. The issuer bid will provide shareholders of the Company, that are resident in the jurisdictions in which the bid is being made, an opportunity to select whether to maintain their investment in the Company or to invest directly in AGI.

AGI has entered into an agreement in principle with Meridex Software Corporation ("Meridex") (TSX-V: MSC) whereby upon completion of the issuer bid, Meridex is proposing to enter into an agreement to acquire the shares or assets of AGI. The acquisition of AGI is subject to a number of conditions, including completion of the issuer bid, board approvals, and entering into a definitive agreement with AGI. Catherine Stauber has agreed to act as Senior Vice President of Meridex effective April 4, 2005. The acquisition by Meridex will be made in accordance with the policies of the TSX Venture Exchange.

The Company has agreed with AGI that subject to completion of the issuer bid, it will forgive approximately $279,230 of inter-corporate debt.

Following the completion of the issuer bid, the Company will consolidate its share capital at a ratio to be determined, subject to shareholder approval.

15.

ASSISTGLOBAL TECHNOLOGIES CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

DECEMBER 31, 2004

16.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The Company's consolidated financial statements have been prepared in accordance with Canadian GAAP, which differs in certain respects from U.S. GAAP. The Company's net loss reported under Canadian GAAP is consistent with the net loss and comprehensive income that would be reported under U.S. GAAP.

Recent accounting pronouncements

In December 2004, the FASB issued revised SFAS No. 123 (SFAS No. 123R), Share-Based Payment. This standard eliminates the ability to account for share-based compensation transactions using the intrinsic value-based method under Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and requires instead that such transactions be accounted for using a fair value based method. SFAS No. 123R is effective for financial statements issued at the beginning of the next fiscal year that begins after December 15, 2005. The adoption of this accounting pronouncement is not expected to have a material effect on the consolidated financial statements.

In December 2004, the FASB issued FAS 153, Exchanges of Non-monetary Assets. The provisions of this statement is effective for non-monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. The provisions of this statement should be applied prospectively, and eliminates the exception from fair value measurement for non-monetary exchanges of similar productive assets in paragraph 21(b) of APB Opinion No. 29, Accounting for Non-monetary Transactions, and replaces it with an exception for exchanges that do not have commercial substance. the adoption of this accounting pronouncement is not expected to have a material effect on the consolidated financial statements.

16.

C:\DOCUME~1\FILING~1\LOCALS~1\Temp\Annual Report 20F 6-16-05 Final.doc	52	last saved

ITEM 19.

EXHIBITS

Exhibit	Description
1.1	Memorandum and Articles, as amended.
1.2(2)	Name change certificate from IGN Internet Global Network Inc. to AssistGlobal Technologies Corp.
1.3(2)	Articles of AssistGlobal Technologies Corp.
4.1(2)	Management services agreement between AssistGlobal Technologies Corp. and Varshney Capital Corp. dated August 1, 2003
4.2(2)	Consulting services agreement between AssistGlobal Technologies Corp. and SNJ Capital Ltd. dated August 1, 2003
4.3(2)	Quotation Agreement between AssistGlobal Technologies Corp. and Canadian Trading and Quotation System Inc. dated December 3, 2003
4.4(2)	Employment Agreement between AssistGlobal Inc. and Steven Lisle dated January 1, 2004
4.5(2)	Employment Agreement between AssistGlobal Inc. and Geoffrey Dryer dated January 1, 2004
4.6(2)	Employment Agreement between AssistGlobal Inc. and Catherine Stauber dated January 1, 2004
4.7(2)	Employment Agreement between AssistGlobal Inc. and Richard Variyan dated September 26, 2003
4.8(2)	Data Licensing Agreement between AssistGlobal Inc. and Robert Visser dated August 2, 2000
4.9(2)	Consulting Agreement between AssistGlobal Inc. and Robert Visser dated August 2, 2000
4.10(2)	Dealer Agreement between AssistGlobal Inc. and Archibus, Inc. dated June 19, 2001
4.11(2)	Pooling agreement between AssistGlobal Technologies Corp., Pacific Corporate Trust and Security Holders dated September 30, 2003
4.12	2004 Stock Option Plan
4.13	Amendment to Management Services Agreement with Varshney Capital Corp.
4.14	Amendment to Consulting Services Agreement with SNJ Capital Ltd.
8.1	List Of Subsidiaries
12.1	Section 302 Certification
12.2	Section 302 Certification
13.1	Section 906 Certification
13.2	Section 906 Certification

(1)

Incorporated by reference to Form 20-F filed on March 20, 1997.

(2)

Incorporated by reference to Form 20-F filed on July 15, 2004.

C:\DOCUME~1\FILING~1\LOCALS~1\Temp\Annual Report 20F 6-16-05 Final.doc	53	last saved

SIGNATURE

The registrant hereby certifies that it meets all of the requirement for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ASSISTGLOBAL TECHNOLOGIES CORP. (FORMERLY IGN INTERNET GLOBAL NETWORK INC.)

“Sokhie Puar”

By:

Sokhie Puar

President & CEO

DATED:  July 5, 2005

C:\DOCUME~1\FILING~1\LOCALS~1\Temp\Annual Report 20F 6-16-05 Final.doc	54	last saved

EXHIBIT INDEX

Exhibits
1.1(1)	Memorandum and Articles, as amended.
1.2(2)	Name change certificate from IGN Internet Global Network Inc. to AssistGlobal Technologies Corp.
1.3(2)	Articles of AssistGlobal Technologies Corp.
4.1(2)	Management services agreement between AssistGlobal Technologies Corp. and Varshney Capital Corp. dated August 1, 2003
4.2(2)	Consulting services agreement between AssistGlobal Technologies Corp. and SNJ Capital Ltd. dated August 1, 2003
4.3(2)	Quotation Agreement between AssistGlobal Technologies Corp. and Canadian Trading and Quotation System Inc. dated December 3, 2003
4.4(2)	Employment Agreement between AssistGlobal Inc. and Steven Lisle dated January 1, 2004
4.5(2)	Employment Agreement between AssistGlobal Inc. and Geoffrey Dryer dated January 1, 2004
4.6(2)	Employment Agreement between AssistGlobal Inc. and Catherine Stauber dated January 1, 2004
4.7(2)	Employment Agreement between AssistGlobal Inc. and Richard Variyan dated September 26, 2003
4.8(2)	Data Licensing Agreement between AssistGlobal Inc. and Robert Visser dated August 2, 2000
4.9(2)	Consulting Agreement between AssistGlobal Inc. and Robert Visser dated August 2, 2000
4.10(2)	Dealer Agreement between AssistGlobal Inc. and Archibus, Inc. dated June 19, 2001
4.11(2)	Pooling Agreement between AssistGlobal Technologies Corp., Pacific Corporate Trust and Securityholders dated September 30, 2003
4.12	2004 Stock Option Plan
4.13	Amendment to Management Services Agreement with Varshney Capital Corp.
4.14	Amendment to Consulting Services Agreement with SNJ Capital Ltd.
8.1	List Of Subsidiaries
12.1	Section 302 Certification
12.2	Section 302 Certification
13.1	Section 906 Certification
13.2	Section 906 Certification

(1)

Incorporated by reference to Form 20-F filed on March 20, 1997.

(2)

Incorporated by reference to Form 20-F filed on July 15, 2004.

C:\DOCUME~1\FILING~1\LOCALS~1\Temp\Annual Report 20F 6-16-05 Final.doc	55	last saved