Form 20-F
period 2005-12-31
BASSETT VENTURES INC.
filed 2006-06-29
CIK 1036140

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

o	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2005
OR
o	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
o	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 0-29208

Bassett Ventures Inc.

(Formerly AssistGlobal Technologies Corp.)

(Exact name of Registrant as specified in its charter)

Province of British Columbia, Canada

(Jurisdiction of incorporation or organization)

#1304 – 925 West Georgia Street, Vancouver, British Columbia, Canada V6C 3L2

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
None	None

Securities registered or to be registered pursuant to Section 12(g) of the Act. Common Shares, no par value

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act. None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common shares as of the close of the period covered by the annual report:

4,216,843 common shares

Indicate by check mark if the registrant is a well-known seasoned issuer.  o  Yes    ☑  No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.  o  Yes    ☑  No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant

was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  ☑  Yes    o  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.

o  Large accelerated filer    o  Accelerated filer    ☑  Non-accelerated filer

Indicate by check mark which financial statement item the registrant has elected to follow.  ☑  Item 17    o  Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company as defined in Rule 12b-2 of the Exchange Act.  ☑  Yes    ý  No

Unless otherwise indicated, all references herein are expressed in Canadian dollars and United States currency is stated as “U.S.$.”

THIS SUBMISSION SHOULD BE CONSIDERED IN CONJUNCTION WITH PREVIOUSLY FILED FORMS 20-F AND 6-K.  THE AUDITED FINANCIAL STATEMENTS AND NOTES THERETO ATTACHED ARE AN INTEGRAL PART OF THIS SUBMISSION.

TABLE OF CONTENTS

GLOSSARY OF TERMS

4

NOTE REGARDING FORWARD-LOOKING STATEMENTS

5

PART I

6

ITEM 1.

IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

6

ITEM 2.

OFFER STATISTICS AND EXPECTED TIMETABLE

6

ITEM 3.

KEY INFORMATION

6

A.

Selected Financial Data

9

B.

Capitalization and Indebtedness

11

C.

Reasons for the Offer and Use of Proceeds

11

D.

Risk Factors

11

ITEM 4.

INFORMATION ON THE COMPANY

13

A.

History and Development of the Company

13

B.

Business Overview

13

C.

Organizational Structure

14

D.

Property

14

ITEM 5.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

15

A.

Operating Results

15

B.

Liquidity and Capital Resources

16

C.

Research and Development, Patents and Licenses, Etc.

17

D.

Trend Information

17

E.

Off Balance Sheet Arrangements

17

F.

Tabular Disclosure of Contractual Obligations

18

ITEM 6.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

18

A.

Directors and Senior Management

18

B.

Compensation

19

C.

Board Practices

23

D.

Employees

24

E.

Share Ownership

24

ITEM 7.

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

25

A.

Major Shareholders

25

A.1.a

Holdings by Major Shareholders

25

A.2

Canadian Share Ownership

25

A.3

Control of the Corporation

26

A.4

Change in Control Arrangements

26

B.

Related Party Transactions

26

C.

Interests of Experts and Counsel

26

ITEM 8.

FINANCIAL INFORMATION

27

A.

Financial Statements and Other Financial Information

27

B.

Significant Changes

27

ITEM 9.

THE OFFER AND LISTING

28

A.

Offer and Listing Details

28

B.

Plan of Distribution

29

C.

Markets

29

D.

Selling Shareholders

29

E.

Dilution

29

F.

Expenses of the Issue

29

ITEM 10.

ADDITIONAL INFORMATION

29

A.

Share Capital

29

B.

Memorandum and Articles of Association

29

C.

Material Contracts

32

D.

Exchange Controls

32

E.

Taxation

33

F.

Dividends and Paying Agents

43

G.

Statements by Experts

43

H.

Documents on Display

43

I.

Subsidiary Information

43

ITEM 11.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

43

ITEM 12.

DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

43

PART II

43

ITEM 13.

DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

43

ITEM 14.

MATERIAL MODIFICATION TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

43

ITEM 15.

CONTROLS AND PROCEDURES

43

ITEM 16.

44

ITEM 16A.

AUDIT COMMITTEE FINANCIAL EXPERT

44

ITEM 16B.

CODE OF ETHICS

44

ITEM 16C.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

45

ITEM 16D.

EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

45

ITEM 16E.

PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

45

PART III

46

ITEM 17.

FINANCIAL STATEMENTS

46

ITEM 18.

FINANCIAL STATEMENTS

46

ITEM 19.

EXHIBITS

46

GLOSSARY OF TERMS

AGI	AssistGlobal Inc., a former wholly-owned subsidiary of the Company, incorporated under the laws of the Province of British Columbia.
Board	Board of Directors of the Company.
CNQ	Canadian Trading and Quotation System Inc.
Directors	The Directors of Bassett Ventures Inc. (formerly AssistGlobal Technologies Corp.)
GAAP	Generall accepted accounting principles.
Company	Bassett Ventures Inc. (formerly AssistGlobal Technologies Corp.), a corporation incorporated pursuant to the Business Corporations Act (BC).

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

PART I

ITEM 1.

IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.

OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.

KEY INFORMATION

Bassett Ventures Inc. (Formerly AssistGlobal Technologies Corp.) (the “Company”) was incorporated by registration of its memorandum and articles under the laws of the Province of British Columbia on September 15, 1987, under the name “Grand Resources Inc.”  (Please see Item 4.)

The Company formerly operated in the internet gaming casino business and had nine subsidiaries and is a discretionary beneficiary of a trust.

On April 1, 2001, the Company ceased operations because there was too much competition in the internet casinos market. The Company explored other sources of action, including the divestiture of the casino software and other related components of the Company.  Pursuant to an agreement dated May 20, 2003, the Company sold all of its subsidiaries for cash consideration of $1.  The closing of the sale was effective on June 2, 2003.

On July 6, 2003, the Company entered into a definitive acquisition agreement (the “Acquisition Agreement”) with AssistGlobal.com Communications Inc. (“AGI”) and its principal shareholders to acquire all of the issued and outstanding shares of AGI in exchange for the issuance of 10,350,000 post consolidated common shares of the Company (the “IGN Shares”) at a deemed price of $0.35 per share. See “Item 3 – Acquisition and Dispositions”.

The Company through its former wholly owned subsidiary, AssistGlobal Inc. (formerly AssistGlobal.com Communications Inc.) (“AGI”), was engaged in the business of developing, selling, hosting and supporting project and facility management software and providing other custom application solutions globally. The main proprietary line Microview FM is designed for use on PDA's. It records and updates facilities data on the spot for large scale reorganizations, employee moves, inventory, maintenance and inspection activities.

The Company had two wholly owned subsidiaries: AssistGlobal Inc. (formerly AssistGlobal.com Communications Inc.) incorporated federally in February 2000 and AssistGlobal USA Inc. incorporated in the State of Nevada on September 23, 2003.

Due to unsuccessful efforts of the Company to secure financing for AGI’s operations, the board of directors of each of the Company and AGI determined that it was in the best interests of both companies that the Company divest of all of its interest in AGI to the former principal shareholders.

As a result, during the year, the Company disposed of the assets of AGI and the officers and employees of AGI surrendered 1,688,992 shares of the Company. These surrendered shares were cancelled and returned to treasury. As part of the transaction, the Company forgave $279,230 of intercorporate debt owed by AGI to the Company and transferred its ownership of AssistGlobal (USA) Inc. to AGI.

The disposition of the assets of AGI was approved by special resolution passed at the annual shareholder meeting held June 16, 2005.

The Operations

On April 1, 2001, the Company ceased its internet gaming casino operations because there was too much competition in the internet casinos market. The Company explored other sources of action, including the divestiture of the casino software and other related components of the Company.

Effective June 21, 2002, the Company was designated inactive by the TSX Venture Exchange (the “Exchange”), in accordance with Policy 2.6 of the Exchange. A listed company trading under the Inactive designation does not meet the Tier Maintenance Requirements (“TMR”) of the Exchange as outlined in the Exchange’s Policy 2.5.

Sections 4 and 5 of Policy 2.6 outline the requirements, procedures and deadlines for an Inactive company to meet TMR.  A comprehensive plan for reactivation must be filed with the Corporate Maintenance Department of the Exchange by the Company within 12 months of being designated Inactive and the Company is required to demonstrate that it will meet the TMR within 18 months of being designated Inactive.  E.g. The Company decided that these requirements were too onerous and, as a result, in July 2003, the Company made application to and was granted approval from the TSX Venture Exchange to voluntarily de-list its common shares from the Exchange.  The common shares of the Company continue to trade on the NASD O.T.C. Bulletin Board in the United States under the trading symbol “ABGTF”.

On July 6, 2003, the Company acquired AGI. See “Item 3 – Acquisition and Dispositions”. Effective September 23, 2003, the Company consolidated its share capital on the basis of one new share for every three old shares and changed its name from IGN Internet Global Network Inc. to AssistGlobal Technologies Corp..

Corporate Information on AGI

AGI was incorporated on February 25, 2000 under the Business Corporations Act (Canada) in 2000 with the name A.S.P. Global.com Communications Inc.  Its name was subsequently changed to AssistGlobal.com Communications Inc. on April 20, 2000 and to AssistGlobal Inc. on December 9, 2003.  The head office of AGI is located at Suite #349-6450 Roberts Street, Burnaby, British Columbia.  In July of 2003, AGI completed a share exchange with the Company, whereby AGI became a wholly owned subsidiary of the Company.  The transaction involved the acquisition by the Company of all the issued shares of AGI from the former shareholders of AGI, in exchange for 10,350,000 shares of the Company at a deemed price of $0.35 per share.

The current directors and officers of AGI are as follows:  Geoffrey Dryer, President and Director; Catherine Stauber, Secretary and Director; Robert Visser, Director; and Steve Lisle, Director.

Business of AGI

AGI is a reseller of project and facilities management software from ARCHIBUS, Inc. and Primavera Systems, Inc.  In addition, AGI owns several proprietary software products, including the following:

▪

MicroView FM 3.0 – Personal data assistant tools for mobile facilities management;

▪

HVAC and Electrical Version 2.61 – Management tool for ventilation, air conditioning, power and lighting data;

7

▪

Parking Manager 1.2 – A parking operation and patrol tool for use with ARCHIBUS/FM software; and

▪

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

On October 27, 2003, the Company announced that it had submitted an initial application to have its shares listed for trading on the new Canadian Trading and Quotation System Inc. (“CNQ”).  CNQ is stock market designed for trading the equity securities of emerging companies. Information regarding CNQ can be obtained from their website at www.cnq.ca. The listing was pursued to facilitate access to trading in the Company’s shares for investors and investment dealers in Canada. On December 17, 2003 the Company began trading on CNQ under the symbol “AGBT.U”. Effective August 30, 2004, the Company’s common shares had been listed on the Frankfurt Stock Exchange (“FWB”), an international trading centre, under the symbol “IGN1”. The FWB is that is the largest of the eight German stock exchanges and is operated by Deutsche Börse AG.  On July 8, 2005, the Company began trading on the OTCBB Market under the trading symbol “BAVNF” and on the Canadian Trading and Quotation System (“CNQ”) under the trading symbol “BAVI.U”.

On July 5, 2005, the Company announced that it has disposed of the assets of AGI and effective July 7, 2005, the Company consolidated its share capital on the basis of one new share for every four old shares and changed its name to Bassett Ventures Inc.

Acquisitions and Dispositions

Pursuant to an agreement dated May 20, 2003, the Company sold all of its subsidiaries for cash consideration of $1. The closing of the sale was effective June 2, 2003.

On July 6, 2003, the Company entered into a definitive acquisition agreement (the “Acquisition Agreement”) with AGI and its principal shareholders to acquire all of the issued and outstanding shares of AGI in exchange for the issuance of 10,350,000 post consolidated common shares of the Company (the “IGN Shares”) at a deemed price of $0.35 per share.  As part of the transaction, the Company obtained shareholder approval to consolidate its issued and outstanding common shares on a 1 new share for 3 old share basis and completed post consolidation financing of US$105,000 in order to fund the project.  A finder’s fee of 750,000 post-consolidated shares was paid upon the closing of the transaction.

During the year, the Company disposed of the assets of AGI and the officers and employees of AGI surrendered 1,688,992 shares of the Company. These surrendered shares were cancelled and returned to treasury. As part of the transaction, the Company forgave $279,230 of intercorporate debt owed by AGI to the Company and transferred its ownership of AssistGlobal (USA) Inc. to AGI. The disposition of the assets of AGI was approved by special resolution passed at the annual shareholder meeting held June 16, 2005.

In connection with the disposition of AGI, Catherine Stauber, Geoffrey Dryer and Robert Visser did not stand for re-election as directors at the Company’s 2005 annual shareholder meeting, and stepped down as officers of the Company upon closing of the transaction.

The Company’s decision to divest its interest in AGI follows various efforts to raise further financing for the business of AGI, which have not been successful.  As a result the Board of the Company and AGI have mutually determined that the transaction is in best interests of both the Company and AGI.  During the year, the Company suspended its operations and wrote-off its subsidiary and all of its assets.

During the year, the Company changed its name to Bassett Ventures Inc. and consolidated its issued and outstanding common shares on the basis of one new common share for every four existing common shares, as approved by the shareholders of the Company at its AGM.

A.

Selected Financial Data

This data has been derived from our audited financial statements, which have been prepared in accordance with accounting principles generally accepted in Canadian GAAP and reconciled for material measurement differences to U.S. GAAP.  Set forth in the following table are selected financial data with respect to the Company’s financial condition and results of operation for the years ended December 31, 2005, 2004, 2003, and 2002. The selected financial and operating information as at December 31, 2005 and 2004 and for each of the years in the three year period ended December 31, 2005 should be read in conjunction with the audited consolidated financial statements and notes thereto included elsewhere herein and in conjunction with “Item 5: Operating and Financial Review and Prospects”. The selected financial data as at and for these periods have been extracted from, and are qualified by reference to the audited consolidated financial statements included herein at Item 17.  The selected financial data as at December 31, 2003 and 2002 and for the years ended December 31, 2003 and 2002 have been extracted from audited financial statements not included herein.

Fiscal Years ended December 31,
	2005	2004	2003	2002	2001
Revenues
Canadian GAAP	$ –	$ 690,403	$ 651,290	$ 495,322	$ 992,404
U.S. GAAP	$ –	$ 690,403	$ 651,290	$ 495,322	$ 992,404
Total Assets
Canadian GAAP	$ 32,623	$ 313,938	$ 268,531	$ 158,980	$ 307,367
U.S. GAAP	$ 32,623	$ 313,938	$ 268,531	$ 158,980	$ 307,367
Net Assets
Canadian GAAP	$ (134,513)	$ (184,237)	$ (224,780)	$ (101,469)	$ 36,737
U.S. GAAP	$ (134,513)	$ (184,237)	$ (224,780)	$ (101,469)	$ 36,737
Deficit
Canadian GAAP	$ 1,979,798	$ 1,776,675	$ 1,058,236	$ 278,849	$ 149,643
U.S. GAAP	$ 1,979,798	$ 1,776,675	$ 1,058,236	$ 278,849	$ 149,643
Net Income/(Loss)
Canadian GAAP	$ (203,123)	$ (718,439)	$ (528,432)	$ (138,206)	$ 255,589
U.S. GAAP	$ (203,123)	$ (718,439)	$ (528,432)	$ (138,206)	$ 255,589
Share capital
Canadian GAAP	$ 1,174,911	$ 1,132,603	$ 553,180	$ 177,380	$ 177,380
U.S. GAAP	$ 1,174,911	$ 1,132,603	$ 553,180	$ 177,380	$ 177,380

Weighted average number of shares outstanding[2]	4,655,165	4,405,835	3,722,725	2,775,000	275,000
Earnings (Loss) Per Share[1,2]
Canadian GAAP	$ (0.06)	$ (0.16)	$ (0.16)	$ (0.04)	$ 0.12
From continued operations	$ (0.06)	$ (0.12)	-	-	-
From discontinued operations	$ (0.00)	$ (0.04)	-	-	-
U.S. GAAP	$ (0.06)	$ (0.16)	$ (0.16)	$ (0.04)	$ 0.12
From continued operations	$ (0.06)	$ (0.12)	-	-	-
From discontinued operations	$ (0.00)	$ (0.04)	-	-	-
Cash provided by (used in) operating activities
Canadian GAAP	$ (130,233)	$ (293,544)	$ (174,585)	$ (107,276)	$ 216,316
U.S. GAAP	$ (130,233)	$ (293,544)	$ (174,585)	$ (107,276)	$ 216,316
Investing activities
Canadian GAAP	$ (4,294)	$ (183,985)	$ (1,193)	$ (23,142)	$ (28,339)
U.S. GAAP	$ (4,294)	$ (183,985)	$ (1,193)	$ (23,142)	$ (28,339)

1 Basic loss per share – Fully diluted loss per share has not been calculated due to its anti-dilutive effect.

2 On July 7, 2005, the Company consolidated its share capital on the basis of four old shares to one new share.  The weighted average number of shares outstanding and loss per share has been adjusted to reflect the consolidation.

Exchange Rates

Unless otherwise indicated, all monetary references herein are denominated in Canadian Dollars. References to “$” or “Dollars” are to Canadian Dollars and references to “US$” or “U.S. Dollars” are to United States Dollars.

The following table sets forth, for the five most recent financial years, (i) the average rate of exchange for the Canadian dollar, expressed in U.S. dollars, calculated by using the average of the exchange rates on the last day for which data is available for each month during such periods; and (ii) the high and low exchange rate during the previous six months, in each case based on the noon buying rate in New York City for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York.

The Average Rate, calculated by using the average of the exchange rates on the last day of each month during the period, is set out for each of the periods indicated in the table below.

Year Ended December 31,

	2005	2004	2003	2002	2001
Average for Period	US$0.8254	US$0.7719	US$0.7205	US$0.6370	US$0.6443

The high and low exchange rates for each month during the previous six months are as follows:

Month Ended

	May	April	March	February	January	December
	2006	2006	2006	2006	2005	2005
High for Period	US$0.9100	US$0.8926	US$0.8834	US$0.8787	US$0.8690	US$0.8690
Low for Period	US$0.8903	US$0.8534	US$0.8531	US$0.8638	US$0.8521	US$0.8521

As of December 31, 2005, the noon rate of exchange, as reported by the Federal Reserve Bank of New York for the conversion of United States dollars into Canadian dollars was US$0.8579 (US$1.00 = CDN$1.1650).

As of May 31, 2006, the noon rate of exchange, as reported by the Federal Reserve Bank of New York for the conversion of United States dollars into Canadian dollars was US$0.9069 (US$1.00 = CDN$1.1027).

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

Limited Operating History

The Company commenced its latest operations in September 2003 and has disposed of its business in July 2005, therefore, it has only a limited operating history upon which an evaluation of its business and prospects can be based. The Company incurred a net loss of $203,123 in the year ended December 31, 2005, and incurred a net loss of $718,439 in the year ended December 31, 2004.

In view of the rapidly evolving nature of the Company’s business and markets and limited operating history, the Company believes that period-to-period comparisons of financial results are not necessarily meaningful and should not be relied upon as an indication of future performance.

Additional Capital Requirements

The Company has and may continue to have capital requirements in excess of its currently available resources.  In the event the Company’s plans change, its assumptions change or prove inaccurate or its capital resources in addition to projected cash flow, if any, prove to be insufficient to fund operations, the  Company could be required to seek additional financing sooner than currently anticipated.  To the extent that any such financing involves the sale of the Company’s equity securities, the interests of the  Company’s then existing shareholders could be substantially diluted.  There can be no assurance that such financing will be available to the Company on terms acceptable to it, if at all.

No Dividends

The payment of dividends on the Shares of the Company is within the discretion of the Board of Directors and will depend upon the Company’s future earnings, its capital requirements, its financial condition, and other relevant factors.  The Company does not currently intend to declare any dividends on its Shares for the foreseeable future.

Shares of the Company are Considered Penny Stocks and are Subject to the Penny Stock Rules

Rules 15g-1 through 15g-9 promulgated under the Exchange Act impose sales practice and disclosure requirements on certain brokers-dealers who engage in certain transactions involving "a penny stock." Subject to certain exceptions, a penny stock generally includes any equity security not traded on an exchange or quoted on NASDAQ that has a market price of less than U.S.$5.00 per share. The  Company’s shares are expected to be deemed penny stock for the purposes of the Exchange Act.  The additional sales practice and disclosure requirements imposed upon brokers-dealers may discourage broker-dealers from effecting transactions in the  Company’s shares, which could severely limit the market liquidity of the shares and impede the sale of the shares in the secondary market.

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

Enforcement of Civil Liabilities

The  Company is incorporated under the laws of British Columbia, Canada and all of the  Company’s Directors and Officers are residents of Canada. Consequently, it may be difficult for United States investors to effect service of process within the United States upon the Company or upon those directors or officers who are not residents of the United States, or to realize in the United States upon judgments of United States courts predicated upon civil liabilities under the United States Securities Exchange Act of 1934, as amended.  A judgment of a U.S. court predicated solely upon such civil liabilities may be enforceable in Canada by a Canadian court if the U.S. court in which the judgment was obtained had jurisdiction, as determined by the Canadian court, in the matter.  There is substantial doubt whether an original action could be brought successfully in Canada against any of such persons or the Company predicated solely upon such civil liabilities.

Acquisitions or other Business Transaction

The Company may, when and if the opportunity arises, acquire other products, technologies or businesses involved in activities, or having product lines, that are complementary to the Company’s business.  Acquisitions involve numerous risks, including difficulties in the assimilation of the operations, technologies and products of the acquired companies, the diversion of management’s attention from other business concerns, risks associated with entering markets or conducting operations with which the Company has no or limited direct prior experience and the potential loss of key employees of the acquired company.  Moreover, there can be no assurance that any anticipated benefits of an acquisition will be realized. Future acquisitions by the Company could result in potentially dilutive issuances of equity securities, the use of cash, the incurrence of debt and contingent liabilities, and write-off of acquired research and development costs, all of which could materially and adversely affect the Company’s financial condition, results of operations and cash flows.

ITEM 4.

INFORMATION ON THE COMPANY

A.

History and Development of the Company

Name and Incorporation

Bassett Ventures Inc. was incorporated in British Columbia, Canada, by registration of its memorandum and articles under the British Columbia Company Act (since replaced by the British Columbia Business Corporations Act) on September 15, 1987, under the name “Grand Resources Inc.”  The Company changed its name from “Grand Resources Inc.” to “Bay Street Ventures Inc.” effective November 18, 1987.  The Company changed its name from “Bay Street Ventures Inc.” to “Cenco Petroleum Ltd.” effective September 20, 1991.  The Company changed its name from “Cenco Petroleum Ltd.” to “IGC Internet Gaming Corporation” and subdivided its share capital on a 1:1.5 basis effective August 7, 1996.  The Company changed its name from “IGC Internet Gaming Corporation” to “IGN Internet Global Network Inc.” effective November 21, 1996.  The Company changed its name from “IGN Internet Global Network Inc.” to “AssistGlobal Technologies Corp.” and subdivided its share capital on a 1:3 basis effective September 23, 2003. The Company changed its name from “AssistGlobal Technologies Corp.” to Bassett Ventures Inc. and consolidated its share capital on a 1 new share for 4 old shares basis effective July 5, 2005.

The Company’s common shares have been listed on the TSX Venture Exchange (formerly Canadian Venture Exchange) since September 28, 1993 (trading symbol “IGN”).  As of November 19, 1997, the Company’s common shares received clearance for an unpriced quotation on the OTC Bulletin Board by the NASD Regulation, Inc. in the United States under the trading symbol “IGN-IF”.  Effective January 30, 1998, the Company’s common shares commenced trading on the Berlin Stock Exchange having a trading symbol “IGN GR”.  On July 29, 2003, the common shares of the Company were delisted from the TSX Venture Exchange.  The Company currently trades on the OTCBB Market under the trading symbol “AGBTF”.  On October 27, 2003, the Company announced that it had submitted an initial application to have its shares listed for trading on the new Canadian Trading and Quotation System Inc.  The listing was pursued to facilitate access to trading in the Company’s shares for investors and investment dealers in Canada. On December 17, 2003 the Company began trading on CNQ under the symbol “AGBT.U”.  See “Item 9 – The Offering and Listing”.  Effective August 30, 2004, the Company’s common shares had been listed on the Frankfurt Stock Exchange (“FWB”), an international trading centre, under the symbol “IGN1”. The FWB is that is the largest of the eight German stock exchanges and is operated by Deutsche Börse AG.  On July 8, 2005, the Company began trading on the OTCBB Market under the trading symbol “BAVNF” and on the Canadian Trading and Quotation System (“CNQ”) under the trading symbol “BAVI.U”.

The Company’s head and principal office is located at Suite 1304-925 West Georgia Street, Vancouver, B.C., Canada V6C 3L2.  The Company’s registered and records office and address is care of its solicitors, Morton & Company, Suite 1200, 750 West Pender Street, Vancouver, BC V6C 2T8.

B.

Business Overview

Historical

Prior to March 27, 1996, the Company was in the business of oil and gas exploration and development.  Since this date, the Company has disposed of or abandoned all of its resource properties and is no longer subject to any agreements relating to the exploration or development of such properties.

From March 27, 1996 to April 2001, the Company, through its subsidiaries, focused its efforts on the development of Internet Commerce Services, including information access, entertainment, gaming and financial services.  Initially, the Company developed an Internet gaming operation which incorporated an internet casino, sports book and sports pool.   The sports book and sports pool have since been shut down. The Company then completed the development of its financial transaction processing operations and developed an Internet broadcasting service.

On April 1, 2001, the Company ceased its internet casino operations because of too much competition.  The Company explored other sources of action, including the divestiture of the casino software and other related components of the Company.

On July 6, 2003, the Company entered into an agreement to acquire all the issued and outstanding common shares of AssistGlobal, a software company that develops commercial software for the Facilities and Project Management Industries.  The acquisition was completed on July 6, 2003.

In July 2005, due to unsuccessful efforts to raise further financing for the business of AGI, the Company suspended its operations and wrote-off its subsidiary and all of its assets. During the year, the Company changed its name to Bassett Ventures Inc. and consolidated its issued and outstanding common shares on the basis of one new common share for every four existing common shares, as approved by the shareholders of the Company at its AGM.

C.

Organizational Structure

During the year, the Company has disposed of the assets of its wholly-owned subsidiary, AGI. See “Item 3. Key Information”.

The Company does not have any subsidiaries.

D.

Property

The Company currently has an office located at Suite 1304, 925 West Georgia Street, Vancouver, B.C., Canada with a number of other companies under a lease which expires November 30, 2010. The shared property provides office space to the Company for administrative and shareholder relation purposes.  See map below.

ITEM 5.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of the financial condition, changes in financial condition and results of operations of the Company as at December 31, 2005 and 2004 and for its last three fiscal years ending December 31, 2005, 2004, and 2003 should be read in conjunction with the audited consolidated financial statements of the Company and related notes included herein.  Unless expressly stated otherwise, all references to dollar amounts in this section are to Canadian dollars.

A reconciliation of the financial statements to U.S. GAAP is set forth in Note 13 of the audited December 31, 2005 financial statements included herein at Part IV – Item 17.  Refer to Note 13 for an itemized discussion and analysis of the material measurement differences between Canadian GAAP and U.S. GAAP.

A.

Operating Results

A comparison of the results of operations for the fiscal years ended December 31, 2005, 2004, and 2003 are as follows:

Year Ended December 31, 2005 as compared to Year Ended December 31, 2004

The Company recorded a net loss for the year ended December 31, 2005 of $203,123 or $0.06 per share as compared to a net loss of $718,439 or $0.16 per share for 2004, a decrease in net loss of $515,316. The net loss for the year ended December 31, 2005 comprised of a net loss of $204,098 from continued operations and a net income of $975 from discontinued operations.  For the year ended December 31, 2004, the net loss for the year comprised of a net loss of $548,938 from continued operations and a net loss of $169,501 from discontinued operations.  The decrease in loss was attributable to a decrease in general and administrative expenses by $343,704 and a net loss from discontinued operations by $168,526.

The over-all decrease in general and administrative expenses by $515,316 was due to the company applying responsible financial restraints wherever possible.

Year Ended December 31, 2004 as compared to Year Ended December 31, 2003

AssistGlobal recorded a net loss for the year ended December 31, 2004 of $718,439 or $0.04 per share as compared to a net loss of $528,432 or $0.04 per share for 2003, an increase in net loss of $190,007. The increase in loss was primarily attributable to increased corporate activity as a result of the reverse takeover of ACI. Another factor which impacted the increase in loss for the year was the change in accounting policy for stock options whereby the  Company recorded a compensation expense of $298,883 during the year for stock options granted to directors and consultants under the fair value based method.

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

Consulting and management fees increased to $207,739 for the year ended December 31, 2004 compared to $143,218 in 2003. This increase was the result of a consulting services agreement and a management services contract entered into by the  Company with companies controlled by a director and an officer of the  Company. The consulting contract for Catherine Stauber was entered into January 1, 2004 for a term of 3 years with annual compensation being $75,000 per year.

Travel, advertising and promotion increased by $28,349, from $49,853 for the year ended December 31, 2003 to $78,202 for 2004, as a result of increased marketing activities for existing product lines, MicroView FM and Hosting Services for Archibus and Primavera software products.  The additional expense was incurred mainly to market the  Company’s products and services at two high profile conventions, PrimaVera’s annual dealer convention in Baja, Mexico, in January and preparation and participation in the April annual International Archibus end user conference in Boston, MA.

B.

Liquidity and Capital Resources

The Company reported a working capital deficiency of $141,035 at December 31, 2005 compared to a working capital deficiency of $198,593 at December 31, 2004, representing an increase in working capital by $57,558.  The working capital deficiency as at December 31, 2004 included a working capital deficiency of $114,138 from discontinued operations and $nil from discontinued operations as at December 31, 2005.  As at December 31, 2005, the Company had cash on hand of $17,163 compared to cash on hand of $1,690 at December 31, 2004.

The Company utilized cash flows for operations of $130,233 for the year ended December 31, 2005, utilized $4,294 for the purchase of equipment and for leasehold improvements and received $150,000 from the completion of private placements of 1,500,000 shares at a price of $0.10 per share.

The Company generated $15,473 from continued operations and utilized $14,129 from discontinued operations, for a net increase in cash of $1,344 for fiscal 2005 compared to cash utilized of $17,439 from continued operations and $44,442 from discontinued operations, for a net decrease in cash of $61,881 for fiscal 2004.

Due to unsuccessful efforts of the Company to secure financing for AGI’s operations, the board of directors of each of the Company and AGI has determined that it is in the best interests of both companies that the Company divests of all of its interest in AGI to the former principal shareholders.

As a result, during the year, the Company has disposed of the assets of AGI and the officers and employees of AGI surrendered 1,688,992 shares of the Company. These surrendered shares were cancelled and returned to treasury. As part of the transaction, the Company forgave $279,230 of intercorporate debt owed by AGI to the Company and transferred its ownership of AssistGlobal (USA) Inc. to AGI.

Financing is currently potentially available through the exercise of outstanding 414,000 stock options (14,000 at $1.20 per share, 125,000 at $1.56 per share, 37,500 at $1.32 per share and 237,500 at $1.56 per share) which expire between January 25, 2007 to August 25, 2009.  However, there can be no assurance that any of these outstanding convertible securities will be exercised.

The Company will have more capital requirements to fund its operations and for any material business acquisition and will therefore be required to raise funds.  In addition, if the Company’s plans change, its assumptions change or prove inaccurate, or its capital resources in addition to projected cash flow, if any, prove to be insufficient to fund operations, the Company may be required to seek additional financing. Although the Company has previously been successful in raising the funds required for its operations, there can be no assurance that the Company will have sufficient financing to meet its future capital requirements or that additional financing will be available on terms acceptable to the Company in the future.

The Company has not had a history of operations or earnings and the overall success of the Company will be affected by its current or future business activities. The Company is now in the process of searching for suitable acquisitions, but has not yet identified any.  The ability of the Company to continue as a going concern and discharge its liabilities when due is dependent on its ability to identify new business opportunities and convert them into profitable operations. No agreements related to new business opportunities have been reached and there can be no assurance that such agreements will be reached.

C.

Research and Development, Patents and Licenses, Etc.

Not applicable

D.

Trend Information

The Company does not know of any other trends, demands, commitments, events or uncertainties that will result in, or that are reasonably likely to result in, the Corporation’s liquidity either materially increasing or decreasing at present or in the foreseeable future.

E.

Off Balance Sheet Arrangements

The Company does not utilize off-balance sheet arrangements.

F.

Tabular Disclosure of Contractual Obligations

The Company does not have any contractual obligations as at December 31, 2005.

ITEM 6.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.

Directors and Senior Management

The following is a list of the directors and senior officers of the Company, their municipalities of residence, their current positions with the Company and their principal occupations during the past five years.

Name, Age and Municipality of Residence	Position(s) with the Company	Terms of the Various Offices Held
Sokhie Puar(1) Age: 43 5580 McColl Cres. Richmond, BC V6V 2L6	President and Director

President of the Company since June 2005

Director of the Company since September 2003.

President of SNJ Capital Ltd. since September 1999; Registered Representative, Canaccord Capital Corporation form 1987 to 1998.

Bijay Singh(1) Age: 32 6324 128th St. Surrey, BC V3X 1S8	Director	Director of the Company since June 2005. Businessman, Associate in SNJ Capital Ltd.

Name, Age and Municipality of Residence	Position(s) with the Company	Terms of the Various Offices Held
Praveen K. Varshney (1)(2) Age: 41 3886 West 38th Avenue Vancouver, B.C. V6N 2Y4 Canada	Chief Financial Officer and Director

Chief Financial Officer and Director of the Company since September 1991; President of the Company from September 1999 to September 2003.

Chartered Accountant; Principal and Director, Varshney Capital Corp., from January 1, 2000 to present; Principal, Varshney Chowdhry Group of Companies, from August, 1991 to December 31, 1999; Partner, Varshney Chowdhry & Co., Chartered Accountants, between May 1993 and September 1995.

Director and/or Officer of Afrasia Mineral Fields Inc., Camphor Ventures Inc., Carmanah Technologies Corporation , JER Envirotech International Corp. and Northern Canadian Minerals Inc.

Peeyush K. Varshney(2) Age: 39 3703 West 11th Avenue Vancouver, B.C. V6R 2K7 Canada	Corporate Secretary

Corporate Secretary of the Company since September 2003.

Director of the Company from May 1997 to September 2003; Treasurer of the Company from August 1996 to May 1997.

Barrister and Solicitor; Director or Executive Officer of various publicly traded companies; Principal and Director, Varshney Capital Corp., from January 1, 2000 to present; Principal, Varshney Chowdhry Group of Companies, from July, 1996 to December 31, 1999.

(1)

Denotes member of the Company’s Audit Committee.

(2)

Messrs. Praveen Varshney and Peeyush Varshney are brothers.

Directors were elected at the last Annual General Meeting held on May 31, 2006 and/or appointed to fill any vacancy created on the Board of Directors, and serve until the next Annual General Meeting of Members, or until their successors are appointed.  Officers are appointed by the Board of Directors and serve at the pleasure of the board.

B.

Compensation

The aggregate amount of compensation paid by the Company during the fiscal year ended December 31, 2005, to all Directors and Officers, as a group, for services in all capacities was $90,000. See “Management Contracts” below.

The Company is required under applicable securities legislation in Canada, to disclose to its shareholders details of compensation paid to its Directors and Officers.  The following information fairly reflects all material information regarding compensation paid to the Company’s Directors and Officers, which information has been disclosed to the Company’s shareholders in accordance with applicable Canadian law:

Executive officers are entitled to participate in incentive stock options granted by the Company.  For additional information with respect to stock options granted to executive officers, please refer to the heading  “Stock Options” under Item 12 below.

	Annual Compensation				Long Term Compensation
					Awards	Payouts
NEO Name and Principal Position	Year	Salary ($CDN)	Bonus ($CDN)	Other Annual Compensation ($) (1)	Securities Under Options/ SARs Granted (#)	Shares or Units Subject to Resale Restrictions ($)	LTIP Payouts ($)	All other Compen-sation ($)
SOKHIE PUAR President	/05	N/A	N/A	$45,000	N/A	N/A	N/A	N/A
GEOFFREY DRYER President	/04 /03	$92,000 $92,000	NIL NIL	NIL NIL	200,000(3) 100,000(3)	NIL NIL	NIL NIL	NIL NIL
CATHERINE M. STAUBER Chief Executive Officer	/04 /03	$75,000 $75,000	NIL NIL	NIL NIL	250,000(3) 100,000(3)	NIL NIL	NIL NIL	NIL NIL
PRAVEEN VARSHNEY Chief Financial Officer	/04 /03	$60,000 NIL	NIL NIL	NIL $25,000(2)	250,000(3) 100,000(3)	NIL NIL	NIL NIL	NIL NIL

(1)

Pursuant to a consulting agreement dated August 1, 2003, between the Company and SNJ Capital Ltd. (“SNJ”), the Company paid an aggregate of $45,000, being $5,000 per month to SNJ during the fiscal year ended December 31, 2005.  Effective July 2005, the consulting fees were reduced to $2,500 per month.  SNJ is a B.C. private company of which Sokhie Puar is the President.

(2)

Pursuant to a management agreement dated August 1, 2003, between the Company and Varshney Capital Corp. (“VCC”), the Company paid an aggregate of $25,000, being $5,000 per month to VCC during the fiscal year ended December 31, 2003.  VCC is a B.C. private company of which Praveen Varshney, Chief Financial Officer and a director of the Company, and Peeyush Varshney, Corporate Secretary of the Company, are directors.

(3)

These numbers represent pre-consolidated shares. Options granted to Geoffrey Dryer and Catherine Stauber expired upon their resignation and are no longer outstanding.

Long-Term Incentive Plans – Awards in Most Recently Completed Fiscal Year

The Company has no Long-Term Incentive Plan in place and therefore there were no awards made under any long-term incentive plan to the Named Executive Officers during the Company’s most recently completed financial year.  A “Long-Term Incentive Plan” is a plan providing compensation intended to motivate performance over a period of greater than one financial year, other than a plan for options, SAR’s (stock appreciation rights) or compensation through shares or units that are subject to restrictions on resale.

Option/SAR Grants During The Most Recently Completed Financial Year

The following table sets forth stock options granted under the Company’s Stock Option Plan during the most recently completed financial year, to the Named Executive Officers.

OPTION/SAR GRANTS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR

NEO Name and Principal Position	Securities Under Options/SARs Granted (#)	% of Total Options/ SAR's Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SARs on the Date ofGrant ($/Security)	Expiration Date
SOKHIE PUAR President	0	0	N/A	N/A	N/A

Aggregated Option/SAR Exercises During The Most Recently Completed Financial Year

And Financial Year-End Option/SAR Values

The following table sets out incentive stock options exercised by the Named Executive Officers during the most recently completed financial year, as well as the financial year end value of stock options held by the Named Executive Officers.  During this period, no outstanding SARs were held by the Named Executive Officers.

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized(1) ($)	Unexercised Options at Financial Year End Exercisable / Unexercisable (#)	Value of Unexercised In-the-Money Options at Financial Year-End ($) Exercisable / Unexercisable
SOKHIE PUAR President	N/A	N/A	0	N/A

Termination of Employment, Change in Responsibilities and Employment Contracts

No employment contract exists between the Company and the Executive Officers.

As a result of the cessation of operations of AGI, the following contracts have been terminated as of June 24, 2005:

1.

A management contract dated January 1, 2004, between the Company’s former subsidiary, AssistGlobal Inc. (“AssistGlobal”) and Catherine Stauber.  As the contact was terminated prior to its term, all shares owned directly or indirectly by Catherine Stauber have been relinquished to AssistGlobal and were subsequently cancelled by the Company.

2.

A management contract dated January 1, 2004, between the Company’s former subsidiary, AssistGlobal and Geoffrey Dryer.  As the contact was terminated prior to its term, all shares owned directly or indirectly by Geoffrey Dryer have been relinquished to AssistGlobal and were subsequently cancelled by the Company.

There are no compensatory plans or arrangements with respect to the Named Executive Officers resulting from the resignation, retirement or other termination of employment or from a change of control of the Company.

Compensation of Directors

Compensation for the Named Executive Officers has already been disclosed above. No cash compensation was paid to any director of the Company for the director’s services as a director during the financial year ended December 31, 2005, other than the reimbursement of out-of-pocket expenses.  However, the Company pays $5,000 a month for management services performed by Varshney Capital Corp. (“VCC”) and $5,000 a month for consulting services performed by SNJ Capital Ltd. (“SNJ”).  Effective July 2005, the fees were reduced to $2,500 a month for management services performed by VCC and the fees were reduced to $2,500 for consulting services performed by SNJ. For the year ended December 31, 2005, $45,000 was paid to VCC and $45,000 was paid to SNJ.  VCC is a B.C. private company of which Praveen Varshney, a director of the Company, is a director.  SNJ is a B.C. private company of which Sokhie Puar, President and director of the Company, is a director.

The Company has no standard arrangement pursuant to which directors are compensated by the Company for their services in their capacity as directors except for the granting from time to time of incentive stock options.  During the most recently completed financial year, no incentive stock options were granted to directors, including directors who are Named Executive Officers.

Stock Options

As of December 31, 2005, the Company had allotted up to 344,834 common shares for issuance to directors and officers on exercise of stock options.  These shares will be issued at a price of CDN$1.20 per share, US$1.20 per share, US$1.00 per share and US$0.60 per share on exercise of 14,000, 125,000, 37,500, and 237,500 stock options, respectively.  The following is a summary of the stock options held by directors and officers of the Company outstanding at December 31, 2005:

Name of Director/Officer	Number	Exercise Price	Expiration Date
Sokhie Puar	25,000 12,500 50,000	US$1.20 US$1.00 US$0.60	December 9, 2008 January 16, 2009 August 25, 2009
Praveen Varshney	3,667 25,000 12,500 50,000	CAD$1.20 US$1.20 US$1.00 US$0.60	January 25, 2007 December 9, 2008 January 16, 2009 August 25, 2009
Bijay Singh	25,000 12,500 50,000	US$1.20 US$1.00 US$0.60	December 9, 2008 January 16, 2009 August 25, 2009
Peeyush Varshney	3,667 25,000 50,000	CAD$1.20 US$1.20 US$0.60	January 25, 2007 December 9, 2008 August 25, 2009

C.

Board Practices

The Company’s board of directors consists of five members, the terms of which expire at the general meeting of shareholders to be held in each year. The information regarding the term each director has served in office in “Item 6.A – Directors and Senior Management” is hereby incorporated by reference in response to this item 6.C.  Directors are elected by a majority of the votes of the Company’s common shares present in person or represented by proxy at its annual meeting of shareholders and entitled to vote at such election.  Each director will hold office until his or her term expires and his or her successor has been elected and qualified.  Executive officers serve at the discretion of the Board.  Officers are elected at the annual meeting of the directors held immediately after the annual general meeting of shareholders. The directors hold regularly scheduled meetings at which members of management are not in attendance.

None of the directors of the Company have entered into service contracts with the Company or any of its subsidiaries that provide for benefits upon their termination as a director of the Company.

The Company has granted and intends to continue to grant stock options to employees, directors, officers and consultants on terms and conditions established by the board of directors at the time of the grant and in accordance with the Company’s stock option plan and prevailing Exchange policy. Except as disclosed above under “Compensation of Directors”, the Company’s directors do not receive any monies for serving in their capacity as directors and there is currently no arrangement for the payment of any compensation in the future.

The Company has the following committees of the Board:

Audit Committee

The audit committee is comprised of at least three directors, the majority of whom are not employees, control persons or officers of the Company or any of its associates or affiliates. The Board appoints or re-appoints an audit committee after each annual shareholders’ meeting.

The Board of Directors has set up an audit committee which consists of Messrs. Praveen Varshney, Sokhie Puar and Bijay Singh.  The audit committee engages on behalf of the Company the independent public accountants to audit the Company’s annual financial statements, and reviews and approves the planned scope of the annual audit.

D.

Employees

Due to the divestiture of AGI, the  Company has presently no employees.

E.

Share Ownership

The following list indicates the number of shares held beneficially by Directors and Officers of the Company as at May 31, 2006 and the corresponding percentage of the Company’s issued capital such shares represent:

	Title of Class	Number Owned (6)	Percent of Class
Praveen K. Varshney	Common Stock	118,313(1)	2.81%
Peeyush K. Varshney	Common Stock	103,498(2)	2,45%
Sokhie Puar	Common Stock	199,500(3)	4,73%
Bijay Singh	Common Stock	137,500(4)	3,26%
All executive officers and directors as a group (4 persons)		558,811(5)	13,25%

(1)

91,167 of these shares are represented by currently exercisable stock options.

(2)

78,667 of these shares are represented by currently exercisable stock options.

(3)

112,250 shares are held beneficially through SNJ Capital Ltd., a private British Columbia company which is wholly-owned by Sokhie Puar. 87,500 of these shares are represented by currently exercisable stock options.

(4)

87, 500 of these shares are represented by currently exercisable stock options.

(5)

Based on 4,216,843 shares outstanding at June 06, 2006.

(6)

344,834 shares are represented by currently exercisable stock options.

Stock Option Plan

The board of directors first adopted its written stock option plan on December 24, 2002, which was ratified by shareholders on December 24, 2002 (the “Plan”). At the Company’s annual general and special meeting held on June 16, 2004, the shareholders approved an amendment to the Plan to increase the number of stock options reserved for issuance under the Plan to 871,000 (3,484,000 pre-consolidated) common shares, which represented 20% of the Company’s issued and outstanding share capital at that time.  The purpose of the Plan is to provide incentive to Employees, Officers, Directors, Management Company Employee and Consultants who provide services to the Company and reduce the cash compensation the Company would otherwise have to pay.

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

Option granted under the plan shall, unless sooner terminated, expire on a date to be determined by the Board which will not be later than 5 years from the day the option is granted or 90 days from the date the optionee ceases to be a director, officer, consultant, employee or a Management Company Employee, unless such optionee was engaged in investor relations activities in which case, only within 30 days after the cessation of his services to the Company.

In the event of death of an optionee, options held by such optionee will expire the earlier of 5 years from the date of grant or one year from the date of such death.

As at December 31, 2005, the following stock options were outstanding:

Exercise price	Number outstanding at December 31, 2005	Expiry date	Number exercisable at December 31, 2005
$ 1.20	14,000	January 25, 2007	14,000
$ 1.56 ($1.20 USD)	125,000	December 9, 2008	125,000
$ 1.32 ($1.00 USD)	37,500	January 16, 2009	37,500
$ 1.56 ($0.60 USD)	237,500	August 25, 2009	237,500
	414,000		141,000

As at the date of this Annual Report, 344,834 of the 414,000 stock options were allocated to directors and executive officers of the Company. See Item 6. Directors, Senior Management and Employees B. Compensation – Stock Options.

ITEM 7.

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.

Major Shareholders

A.1.a

Holdings by Major Shareholders

The following table sets forth the shareholdings of those persons who own of record or are known to the Company to own beneficially, directly or indirectly, or exercise control or direction over, more than 5% of the issued and outstanding common shares of the Company as at the date of this annual report:

Identity of Person or Group	Type of Ownership	Amount Owned	Percent of Class(1)
Bank Sal Oppenheim	Direct	610,000	14.47%

 (1)

Based on 4,216,843 shares outstanding at May 31, 2006.

A.2

Canadian Share Ownership

The following table indicates the approximate number of Canadian record holders of common shares and the portion and percentage of common shares held in Canada as at May 31, 2006:

Total Number of Holders	Number of Canadian Holders	Number of Common Shares Held in Canada	Percentage of Common Shares Held in Canada
13	11	3,508,035	83.19%

U.S. share Ownership

The following table indicates the approximate number of record holders of common shares with United States addresses and the portion and percentage of common shares held in the United States as at May 31, 2006:

Total Number of Holders	Number of U.S. Holders	Number of Common Shares Held in the U.S.	Percentage of Common Shares Held in the U.S.
13	1	43,782	1.04%

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

A.3

Control of the Corporation

The Company is a publicly owned Canadian company, the shares of which are owned by Canadian residents, U.S. residents and other foreign residents.  To the best of the Company’s knowledge, the Company is not directly or indirectly owned or controlled by another corporation, any foreign governments or any other natural or legal person, jointly or severally.

A.4

Change in Control Arrangements

The Company is not aware of any arrangements the operation of which may at a subsequent date result in a change of control of the Corporation.

B.

Related Party Transactions

Other than as disclosed in “Item 6. Directors, Senior Management and Employees – B. Compensation” and the transactions set forth below, there are no related party transactions or proposed transactions involving any insider, proposed nominee for election as director, or associate or affiliate of an insider, of the Company that have occurred during the three most recently completed fiscal years of the Company or during the period since the end of the Company’s most recently completed fiscal year. There are no debts owing directly or indirectly to the Company by any director or officer of the Company, or by an associate of any director or officer of the Company.  Management of the Company has an interest in the following transactions, all of which relate to compensation paid to former and present members of management for their past and present services to the Company.

(1)

Praveen K. Varshney and Peeyush K. Varshney are controlling shareholders of Varshney Capital Corp. During fiscal 2005, the Company paid or accrued VCC management fees of $45,000 pursuant to the VCC Agreement described above under the heading “Management Contracts”. VCC is in the business of providing management services to public companies.

(2)

Sokhie Puar is a controlling shareholder of SNJ Capital Ltd (“SNJ”).  During fiscal 2005, the Company paid or accrued SNJ consulting fees of $45,000 pursuant to the SNJ Agreement described above under the heading “Consulting Contracts”.  SNJ is in the business of providing consulting services to public companies.

The Company believes that the terms of the transactions were on terms as favorable as those which could have been negotiated with unaffiliated third parties.

C.

Interests of Experts and Counsel

Not applicable.

ITEM 8.

FINANCIAL INFORMATION

A.

Financial Statements and Other Financial Information

Attached hereto are the Company’s audited financial statements, consisting of balance sheets as at December 31, 2005 and 2004, and statements of operations and deficit, statements of shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2005 along with related notes and Auditor’s Report and Comments by Auditors for U.S. Readers on Canada-U.S. Reporting Differences.  See “Item 17. Financial Statements”.

Legal Proceedings

There are no material legal or arbitration proceedings to which the Company was a party or in respect of which the property of the Company is subject.  The Company’s management has no knowledge of any legal proceedings in which the Company may be involved or that are contemplated by governmental authorities or otherwise.

Dividend Policy

No dividends have been paid on any class of shares of the Company since the date of its incorporation and it is not contemplated that any dividends will be paid in the immediate or foreseeable future.

B.

Significant Changes

During the year, the Company divested of all of its interest in AGI to the former principal shareholders. See “Part I – Item 3. Key Information”.

Effective July 7, 2005, the Company consolidated its share capital on the basis of one new share for every four old shares and changed its name from AssistGlobal Technologies Corp. to Bassett Ventures Inc.

The following changes occurred subsequent to December 31, 2005:

1.

The Company completed a non-brokered private placement of 5,000,000 units at US$0.12 per unit for gross proceeds of US$600,000. Each unit is comprised of one common share without par value in the share capital of the Company and one non-transferable share purchase warrant. Each warrant will entitle the holder to purchase one additional common share at a price of US$0.15 per share for a period of two years.

2.

The Company announced the appointment of Mr. Harpreet Janda to the board of directors.

ITEM 9.

THE OFFER AND LISTING

A.

Offer and Listing Details

The common shares of the Company were listed for trading on the TSX Venture Exchange (formerly the Canadian Venture Exchange) on September 28, 1993.  The Company’s trading symbol on the TSX Venture Exchange was “IGN”.  The Company also received clearance for an unpriced quotation on the OTC Bulletin Board by the NASD Regulation, Inc. in the United States effective November 19, 1997 under the trading symbol “IGNIF” and commenced trading on June 18, 1998.  Effective January 30, 1998, the Company’s common shares commenced trading on the Berlin Stock Exchange, having a trading symbol “IGN GR”.  On July 29, 2003, the common shares of the Company were delisted from the TSX Venture Exchange.  The Company continues to trade on the OTCBB Market under the trading symbol “AGBTF”.

On October 27, 2003, the Company submitted an initial application to have its shares listed for trading on the CNQ.  The listing was pursued to facilitate access to trading in the Company’s shares for investors and investment dealers in Canada.  On December 17, 2003, the Company began trading on CNQ under the symbol “AGBT.U”.

On December 31, 2005, 4,216,843 common shares of the Company were outstanding.  The closing price of the Company’s common shares on the CNQ on December 31, 2005 was US$0.30.  The following summarizes the reported high and low prices for the periods indicated on the CNQ:

	High	Low
Monthly Stock Prices
May 2006	US$0.30	US$0.16
April 2006	US$0.22	US$0.22
March 2006	US$0.25	US$0.18
February 2006	US$0.30	US$0.30
January 2006	US$0.30	US$0.30
December 2005	US$0.30	US$0.10
Quarterly Stock Prices
Fiscal 2006
First Quarter	US$0.30	US$0.18
Fiscal 2005
Fourth Quarter	US$0.30	US$0.10
Third Quarter	US$0.25	US$0.10
Second Quarter	US$0.10	US$0.02
First Quarter	US$0.11	US$0.05
Fiscal 2004
Fourth Quarter	US$0.14	US$0.09
Third Quarter	US$0.28	US$0.10

Second Quarter	US$0.30	US$0.25
First Quarter	US$0.35	US$0.21
Annual Stock Prices
Fiscal 2005	US$0.30	US$0.05
Fiscal 2004	US$0.35	US$0.09
Fiscal 2003(1)	US$0.25	US$0.21
Fiscal 2002	N/A	N/A
Fiscal 2001	N/A	N/A

(1)

The Company commenced trading on the CNQ on December 17, 2003.

B.

Plan of Distribution

Not applicable.

C.

Markets

The Company’s common shares are quoted on the OTCBB in the Unites States under the trading symbol “AGBTF”.  On July 29, 2003, the common shares of the Company were delisted from the TSX Venture Exchange.  The Company’s common shares will continue to trade on the OTCBB Market.  On October 27, 2003, the Company submitted an initial application to have its shares listed for trading on the new Canadian Trading and Quotation System Inc. On December 17, 2003, the Company began trading on CNQ under the symbol “AGBT.U”.

D.

Selling Shareholders

Not applicable.

E.

Dilution

Not applicable.

F.

Expenses of the Issue

Not applicable.

ITEM 10.

ADDITIONAL INFORMATION

A.

Share Capital

Not applicable.

B.

Memorandum and Articles of Association

Securities Register

The Company maintains at Pacific Corporate Trust Company (“transfer agent”) a securities register in which it records the securities issued by it in registered form, showing with respect to each class or series of securities:

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

Registration

The Company was incorporated pursuant to the British Columbia Company Act (the predecessor statute to the British Columbia Business Corporations Act) by memorandum and articles filed with the British Columbia Registrar of Companies under incorporation number 333274.  There are no restrictions on the type of business which may be carried out the Company in its memorandum and articles and the objects and purposes of the Company are not set out in its memorandum and articles.

Powers of Directors

Approval and Voting

A director or senior officer who holds a disclosable interest (as that term is used in the Business Corporations Act) in a contract or transaction into which the Company has entered or proposes to enter is:

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

Borrowing

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

Description of Securities

The Company is authorized to issue an unlimited  number of common shares.

Common Shares

The Company is authorized to issue an unlimited number of common shares without nominal or par value of which, as at December 31, 2005, 4,216,843 common shares are issued and outstanding as fully paid and non-assessable and 414,000 common shares are reserved under directors’ and management stock options (see “Item 6E. Directors, Senior Management and Employees – Share Ownership – Stock Options”). The holders of the common share are entitled to vote at all meetings of shareholders, except meetings at which only holders of a specified class of shares are entitled to vote, and on every poll taken at every such meeting, or adjourned meeting, every holder of Common Shares shall be entitled to one vote in respect of each Common Share held.

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

(2)

otherwise, 10 days.

C.

Material Contracts

The Company did not enter into any material contracts during fiscal 2005.

D.

Exchange Controls

There are no governmental laws, decrees or regulations in Canada relating restrictions on the export or import of capital, or affecting the remittance of interest, dividends or other payments to non-resident holders of the Company’s common shares.  Any remittances of dividends to United States residents are, however, subject to a 15% withholding tax (5% if the shareholder is a corporation owning at least 10 % of the common shares of the Company) pursuant to Article X of the reciprocal treaty between Canada and the United States.

Except as provided in the Investment Canada Act, there are no limitations under the laws of Canada, the Province of Ontario or in the Articles of Incorporation of the Company on the right of foreigners to hold or vote the common shares of the Company.

The Investment Canada Act (the “ICA”), which became effective on 6/30/85, regulates the acquisition by non-Canadians of control of a Canadian business enterprise.  In effect, the ICA required review by Investment Canada, the agency which administers the ICA, and approval by the Canadian government in the case of an acquisition of control of a Canadian business by a non-Canadian where: (i) in the case of acquisition (for example, through a share purchase or asset purchase),  the assets of the business are $5 million or more in value; or  (ii)  in the case of an indirect acquisition  ( for example,  the acquisition of the foreign of the Canadian business)  where the Canadian business has assets of $50 million or more in value or if the Canadian business represents more than 50% of the assets of the original group and the Canadian business has assets of $5 million or more in value.  Review and approval are also required for the acquisition or establishment of a new business in areas concerning “Canada’s cultural heritage or national identity” such as book publishing, film production and distribution, television and radio, production and distribution of music, and the oil and natural gas industry, regardless of the size of the investment.

In the context of the Company, in essence, three methods of acquiring control of a Canadian business are regulated by the ICA:  (i) the acquisition of all or substantially all of the assets used in carrying on the Canadian business; (ii) the acquisition, directly or indirectly, of voting shares of a Canadian corporation carrying on the Canadian business; (iii) the acquisition of voting of an entity which controls, directly or indirectly, another entity carrying on a Canadian business.  An acquisition of a majority of the voting interests of an entity, including a corporation, is deemed to be an acquisition of control under the ICA.  An acquisition of less than one- third of the voting shares of a corporation is deemed not to be an acquisition of control.  An acquisition of less than a majority, but one-third or more, of the voting shares of a corporation is presumed to be an acquisition of control unless it can be established that on the acquisition the corporation is not, in fact, controlled by the acquirer through the ownership of voting shares.  For partnerships, trusts, joint ventures or other unincorporated entities, an acquisition of less than a majority of the voting interests is deemed not to be an acquisition of control.

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

E.

Taxation

The following summary of the material Canadian federal income tax consequences generally applicable in respect of the common stock reflects the Company’s opinion.  The tax consequences to any particular holder of common stock will vary according to the status of that holder as an individual, trust, corporation or member of a partnership, the jurisdiction in which that holder is subject to taxation, the place where that holder is resident and, generally, according to that holder’s particular circumstances.  This summary is applicable only to holders who are resident in the United States, have never been resident in Canada, deal at arm’s length with the Company, hold their common stock as capital property and who will not use or hold the common stock in carrying on business in Canada.  Special rules, which are not discussed in this summary, may apply to a United States holder that is an issuer that carries on business in Canada and elsewhere.

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

Canadian Federal Income Tax Considerations

If a non-resident were to dispose of common stock of the Company to another Canadian corporation which deals or is deemed to deal on a non-arm’s length basis with the non-resident and which, immediately after the disposition, is connected with the Company (i.e., which holds shares representing more than 10% of the voting power and more than 10% of the market value of all issued and outstanding shares of the Company), the amount by which the fair market value of any consideration (other than any shares of the purchaser corporation) exceeds the paid-up capital of the common stock sold will be deemed to be taxable as a dividend paid by the purchasing corporation, either immediately or eventually by means of a deduction in computing the paid-up capital of the purchasing corporation, and subject to withholding taxes as described below.

Under the Tax Act, a gain from the sales of common stock by a non-resident will not be subject to Canadian tax, provided the shareholder (and/or persons who do not deal at arm’s length with the shareholder) have not held a “substantial interest” in the Company (25% or more of the shares of any class of the Company’s stock) at any time in the five years preceding the disposition.  Generally, the Tax Convention will exempt from Canadian taxation any capital gain realized by the resident of the United States, provided that the value of the common stock is not derived principally from real property situated in Canada.

Dividends

In the case of any dividends paid to non-residents, the Canadian tax is withheld by the Company, which remits only the net amount to the shareholder.  By virtue of Article X of the Tax Convention, the rate of tax on dividends paid to residents of the United States is generally limited to 15% of the gross dividend (or 5% in the case of certain corporate shareholders owing at least 10% of the Company’s voting shares).  In the absence of the treaty provisions, the rate of Canadian withholding tax imposed on non-residents is 25% of the gross dividend.  Stock dividends received by non-residents from the Company are taxable by Canada as ordinary dividends.

Where a holder disposes of common stock to the Company (unless the Company acquired the common stock in the open market in the manner in which shares would normally be purchased by any member of the public) will result in a deemed dividend to the U.S. holder equal to the amount by which the consideration paid by the Company exceeds the paid-up capital of such stock, the amount of such dividend will be subject to withholding tax as described above.

Capital Gains

A non-resident of Canada is not subject to tax under the ITA in respect of a capital gain realized upon the disposition of a share of a class that is listed on a prescribed stock exchange unless the share represents “taxable Canadian property” to the holder thereof.  A common share of the Company will be taxable Canadian property to a non-resident holder if, at any time during the period of five years immediately preceding the disposition, the non-resident holder, persons with whom the non-resident holder did not deal at arm’s length, or the non-resident holder and persons with whom he/she did not deal at arm’s length owned 25% or more of the issued shares of any class or series of the Company.  In the case of a non-resident holder to whom shares of the Company represent taxable Canadian property and who is resident in the United States, no Canadian tax will be payable on a capital gain realized on such shares by reason of the Canada-United States Income Tax Convention 1980) (the “Treaty”) unless the value of such shares is derived principally from real property situated in Canada or the non-resident holder previously held the share while resident in Canada.  However, in such a case, certain transitional relief under the Treaty may be available.

U.S. Federal Income Tax Consequences

The following is a general discussion of certain possible U.S. federal income tax consequences, under current law, generally applicable to a U.S. Holder (as hereinafter defined) of shares in the Company.  This discussion is of a general nature only and does not take into account the particular facts and circumstances, with respect to U.S. federal income tax issues, of any particular U.S. Holder.  In addition, this discussion does not cover any state, local or foreign tax consequences.  (See “Taxation--Canadian Federal Income Tax Consequences” below).

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

This discussion is for general information only and it is not intended to be, nor should it be construed to be, legal or tax advice to any U.S. Holder or prospective U.S. Holder of shares issued by the Company, and no opinion or representation with respect to the U.S. federal income tax consequences to any such U.S. Holder or prospective U.S. Holder is made.  Accordingly, U.S. Holders and prospective U.S. Holders of common shares issued by the Company should consult their own financial advisor, legal counsel or accountant regarding the U.S. federal, state, local and foreign tax consequences of purchasing, owning and disposing of shares issued by the Company.

U.S. Holders

As used herein, a “U.S. Holder” means a holder of common shares issued by the Company who is (i) a citizen or individual resident of the U.S., (ii) a corporation created or organized in or under the laws of the U.S. or of any political subdivision thereof, (iii) an estate whose income is taxable in the U.S. irrespective of source or (iv) a trust subject to the primary supervision of a court within the U.S. and control of a U.S. fiduciary as described Section 7701(a)(30) of the Code.  If a partnership or other “pass-through” entity treated as a partnership for U.S. federal income tax purposes holds shares issued by the  Company, the U.S. federal income tax treatment of the partners or owners of such partnership or other pass-through entity generally will depend on the status of such partners or owners and the activities of such partnership or pass-through entity.

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

Distributions Made by the Corporation to U.S. Holders

General Rules.  U.S. Holders receiving distributions (including constructive distributions) with respect to common shares issued by the  Company are required to include in gross income as a dividend for U.S. federal income tax purposes the gross amount of such distributions (without reduction for any Canadian income tax withheld from such distributions), equal to the U.S. dollar value of such distributions on the date of receipt (based on the exchange rate on such date), to the extent that the  Company has current or accumulated earnings and profits.  To the extent that distributions from the Company exceed its current and accumulated earnings and profits, such distributions will be treated first as a return of capital, to the extent of the U.S. Holder’s adjusted basis in the shares, and thereafter as gain from the sale or exchange of the shares.  (See more detailed discussion at “Disposition of Shares” below).  Any Canadian tax withheld from a distribution by the Company may be credited, subject to certain limitations, against the U.S. Holder’s U.S. federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder's U.S. federal taxable income by those who itemize deductions.  (See more detailed discussion at “Foreign Tax Credit” below).

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

Dividend may be Eligible for Reduced Tax Rate.  For taxable years beginning after December 31, 2002 and before January 1, 2009, dividends received by U.S. Holders that are individuals, estates or trusts from “qualified foreign corporations,” as defined in Section 1(h)(11) of the Code, generally are taxed at the same preferential tax rates applicable to long-term capital gains.  Although not free from doubt, it appears that the Company would be a “qualified foreign corporation,” as defined in Section 1(h)(11) of the Code pursuant to the U.S. Canada income tax treaty if the Company is not a Passive Foreign Investment Company (“PFIC”).  A corporation that is properly described as a PFIC, Foreign Personal Holding Company (defined below), or a Foreign Investment Company (defined below) for its taxable year during which it pays a dividend, or for its immediately preceding taxable year, will not be treated as a “qualifying foreign corporation” and dividends received by U.S. Holders that are individuals, estates or trusts generally will be subject to U.S. federal income tax at ordinary income tax rates (and not at the preferential tax rates applicable to long-term capital gains).

Dividends not Eligible for Dividends Received Deduction.  Dividends paid by the Company generally will not be eligible for the “dividends received deduction” allowed to corporate shareholders receiving dividends from certain U.S. corporations.  Under certain circumstances, a U.S. Holder that is a corporation and that owns shares representing at least 10% of the total voting power and the total value of shares issued by the Company may be entitled to a 70% deduction of the “U.S. source” portion of dividends received from the Company (unless the Company qualifies as a “Foreign Personal Holding Company” or a “PFIC” as defined below).  The availability of the dividends received deduction is subject to several complex limitations that are beyond the scope of this discussion, and U.S. Holders of shares issued by the Company should consult their own financial advisor, legal counsel or accountant regarding the dividends received deduction.

Dividend Paid to Shareholder who Made QEF Election may be Exempt from Tax.  Generally, shareholders are not subject to additional income taxation on distributions made by a PFIC to the extent of the shareholder’s basis in the corporation’s shares if a Qualified Electing Fund (“QEF”) election is in effect.  (Please see the QEF election discussion below.)  A shareholder’s basis in this situation is usually equal to the cost of purchasing the shares plus the amount of the corporation’s income that was reported on the shareholder’s return pursuant to the QEF election less any prior distributions made by the corporation to the shareholder.  Again, these rules are subject to several exceptions that are beyond the scope of this discussion.  U.S. Holders of shares issued by the Company should consult their own financial advisor, legal counsel or accountant regarding whether dividends paid by the Company to them will be exempt from federal income tax if a QEF election is made.

Disposition of Shares

General Rule.  A U.S. Holder will recognize gain or loss upon the sale or other taxable disposition of shares issued by the Company equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received, and (ii) the shareholder’s tax basis in the shares.  This gain or loss will be capital gain or loss if the common shares are a capital asset in the hands of the U.S. Holder, which will be long-term capital gain or loss if the shares are held for more than one year.

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

The Corporation may be a Passive Foreign Investment Company

General Discussion.  Management of the Company believes that it qualified as a PFIC, within the meaning of Sections 1291 through 1298 of the Code, for the fiscal year ended December 31, 2001 and may have qualified as a PFIC in prior years.  The Company may or may not have qualified as a PFIC in subsequent years due to changes in its assets and business operations.  However, there can be no assurance that the Company will not be considered a PFIC, for the fiscal year ended December 31, 2005, and may qualify as a PFIC in subsequent years.  This determination is not binding on U.S. Holders or the IRS and there can be no assurance that the IRS will not challenge this determination.  A U.S. Holder who holds stock in a foreign corporation during any year in which such corporation qualifies as a PFIC is subject to numerous special U.S. federal income taxation rules and may elect to be taxed under two alternative tax regimes.  The following is a discussion of these three sets of special rules applied to U.S. Holders of shares issued by the Company.  In addition, special rules apply if a foreign corporation qualifies as both a PFIC and a “controlled foreign corporation” (as defined below) and a U.S. Holder owns, actually or constructively, 10 % or more of the total combined voting power of all classes of stock entitled to vote of such foreign corporation (See more detailed discussion at “Controlled Foreign Corporation” below).

Definition of PFIC.  Section 1297 of the Code defines a PFIC as a corporation that is not formed in the U.S. and, for any taxable year, either (a) 75% or more of its gross income is “passive income” or (b) the average percentage, by fair market value (or, if the corporation is not publicly traded and either is a controlled foreign corporation or makes an election, by adjusted tax basis), of its assets that produce or are held for the production of “passive income” is 50% or more.  “Passive income” includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions.  However, gains resulting from commodities transactions are generally excluded from the definition of passive income if “substantially all” of a merchant’s, producer’s or handler’s business is as an active merchant, producer or handler of such commodities.  For purposes of the PFIC income test and the assets test, if a foreign corporation owns (directly or indirectly) at least 25% by value of the stock of another corporation, such foreign corporation shall be treated as if it (a) held a proportionate share of the assets of such other corporation, and (b) received directly its proportionate share of the income of such other corporation.  Also, for purposes of such PFIC tests, passive income does not include any interest, dividends, rents or royalties that are received or accrued from a “related” person to the extent such amount is properly allocable to the income of such related person which is not passive income.  For these purposes, a person is related with respect to a foreign corporation if such person “controls” the foreign corporation or is controlled by the foreign corporation or by the same persons that control the foreign corporation.  For these purposes, “control” means ownership, directly or indirectly, of stock possessing more than 50% of the total voting power of all classes of stock entitled to vote or of the total value of stock of a corporation

Generally Applicable PFIC Rules.  If a U.S. Holder does not make a timely election to be taxed in conformity with the Mark-to-Market rules or the QEF rules during a year in which it holds (or is deemed to have held) shares issued by the Company while it is a PFIC (a “Non-Electing U.S. Holder”), then special taxation rules under Section 1291 of the Code will apply to (i) gains realized on the disposition (or deemed to be realized by reasons of a pledge) of his common shares and (ii) certain “excess distributions” (generally, distributions received in the current taxable year that are in excess of 125% of the average distributions received during the three preceding years or, if shorter, the U.S. Holder’s holding period) by the Company.

A Non-Electing U.S. Holder generally would be required to pro rate all gains realized on the disposition of his common shares and all excess distributions on his common shares over the entire holding period for the common shares.  All gains or excess distributions allocated to prior years of the U.S. Holder (other than years prior to the Company’s first taxable year during such U.S. Holder’s holding period and beginning after January 1, 1987 for which the Company was a PFIC) would be taxed at the highest tax rate for each such prior year applicable to ordinary income.  The Non-Electing U.S. Holder also would be liable for interest on the foregoing tax liability for each such prior year calculated as if such liability had been due with respect to each such prior year.  A Non-Electing U.S. Holder that is not a corporation must treat this interest charge as “personal interest” which, as discussed above, is wholly nondeductible.  The balance of the gain or the excess distribution will be treated as ordinary income in the year of the disposition or distribution, and no interest charge will be incurred with respect to such balance.

If the Company is a PFIC for any taxable year during which a Non-Electing U.S. Holder holds shares issued by the Company, then it will continue to be treated as a PFIC with respect to such common shares, even if it ceases meeting the definition of a PFIC.  A Non-Electing U.S. Holder may terminate this deemed PFIC status by electing to recognize gain (which will be taxed under the rules discussed above for Non-Electing U.S. Holders) as if such common shares had been sold on the last day of the last taxable year for which it was a PFIC.

Market-to-Market Election.  Effective for tax years of U.S. Holders beginning after December 31, 1997, U.S. Holders who hold, actually or constructively, marketable stock (as specifically defined in the Treasury Regulations) of a foreign corporation that qualifies as a PFIC may annually elect to mark such stock to the market (a “mark-to-market election”).  If such an election is made, such U.S. Holder will generally not be subject to the special taxation rules of Section 1291 discussed above.  However, if the mark-to-market election is made by a Non-Electing U.S. Holder after the beginning of the holding period for the PFIC stock, then the Section 1291 rules will apply to certain dispositions of, distributions on and other amounts taxable with respect to the Company’s common shares.  A U.S. Holder who makes the mark-to market election will include in income for the taxable year for which the election was made an amount equal to the excess, if any, of the fair market value of the Company’s common shares as of the close of such tax year over such U.S. Holder’s adjusted basis in such common shares.  In addition, the U.S. Holder is allowed a deduction for the lesser of (i) the excess, if any, of such U.S. Holder’s adjusted tax basis in the common shares over the fair market value of such shares as of the close of the tax year, or (ii) the excess, if any, of (A) the mark-to-market gains for the Company’s shares included by such U.S. Holder for prior tax years, including any amount which would have been included for any prior tax year but for the Section 1291 interest on tax deferral rules discussed above with respect to Non-Electing U.S. Holders, over (B) the mark-to-market losses for shares that were allowed as deductions for prior tax years.  A U.S. Holder’s adjusted tax basis in his shares will be adjusted to reflect the amount included in or deducted from income as a result of a mark-to-market election.  A mark-to-market election applies to the taxable year in which the election is made and to each subsequent taxable year, unless the shares cease to be marketable, as specifically defined, or the IRS consents to revocation of the election.

QEF Election.  A U.S. Holder who makes a timely QEF election (an “Electing U.S. Holder”) regarding his shares issued by the Company will be subject, under Section 1293 of the Code, to current U.S. federal income tax for any taxable year in which the Company qualifies as a PFIC on his pro rata share of the Company’s (i) “net capital gain” (the excess of net long-term capital gain over net short-term capital loss), which will be taxed as long-term capital gain to the Electing U.S. Holder and (ii) “ordinary earnings” (the excess of earnings and profits over net capital gain), which will be taxed as ordinary income to the Electing U.S. Holder, in each case, for the shareholder’s taxable year in which (or with which) the Company’s taxable year ends, regardless of whether such amounts are actually distributed.

The effective QEF election also allows the Electing U.S. Holder to (i) generally treat any gain realized on the disposition of his common shares (or deemed to be realized on the pledge of his shares) as capital gain; (ii) treat his share of the Company’s net capital gain, if any, as long-term capital gain instead of ordinary income; and (iii) either avoid interest charges resulting from PFIC status altogether, or make an annual election, subject to certain limitations, to defer payment of current taxes on his share of the Company’s annual realized net capital gain and ordinary earnings subject, however, to an interest charge.  If the Electing U.S. Holder is not a corporation, such an interest charge would be treated as “personal interest” that is not deductible.

The procedure a U.S. Holder must comply with in making an effective QEF election, and the U.S. federal income tax consequences of the QEF election, will depend on whether the year of the election is the first year in the U.S. Holder’s holding period in which the Company is a PFIC.  If the U.S. Holder makes a QEF election in such first year, i.e., a timely QEF election, then the U.S. Holder may make the QEF election by simply filing the appropriate QEF election documents at the time the U.S. Holder files his tax return for such first year.  However, if the Company qualified as a PFIC in a prior year, then in addition to filing the QEF election documents, the U.S. Holder must elect to recognize (i) under the rules of Section 1291 of the Code (discussed herein), any gain that he would otherwise recognize if the U.S. Holder sold his stock on the qualification date or (ii) if the Company is a controlled foreign corporation, the U.S. Holder’s pro rata share of the Company’s post-1986 earnings and profits as of the qualification date.  The qualification date is the first day of the Company’s first tax year in which the Company qualified as a

QEF with respect to such U.S. Holder.  The elections to recognize such gain or earnings and profits can only be made if such U.S. Holder’s holding period for the shares includes the qualification date.  By electing to recognize such gain or earnings and profits, the U.S. Holder will be deemed to have made a timely QEF election.  A U.S. Holder who made elections to recognize gain or earnings and profits after May 1, 1992 and before January 27, 1997 may, under certain circumstances, elect to change such U.S. Holder’s qualification date to the first day of the first QEF year.  U.S. Holders are urged to consult a tax advisor regarding the availability of and procedure for electing to recognize gain or earnings and profits under the foregoing rules.  In addition to the above rules, under very limited circumstances, a U.S. Holder may make a retroactive QEF election if such U.S. Holder failed to file the QEF election documents in a timely manner.

A QEF election, once made with respect to the Company, applies to the tax year for which it was made and to all subsequent tax years, unless the election is invalidated or terminated, or the IRS consents to revocation of the election.  If a QEF election is made by a U.S. Holder and the Company ceases to qualify as a PFIC in a subsequent tax year, the QEF election will remain in effect, although not applicable, during those tax years in which the Company does not qualify as a PFIC.  Therefore, if the Company again qualifies as a PFIC in a subsequent tax year, the QEF election will be effective and the U.S. Holder will be subject to the rules described above for Electing U.S. Holders in such tax year and any subsequent tax years in which the Company qualifies as a PFIC.  In addition, the QEF election remains in effect, although not applicable, with respect to an Electing U.S. Holder even after such U.S. Holder disposes of all of his or its direct and indirect interest in the Company’s shares.  Therefore, if such U.S. Holder reacquires an interest in the Company, that U.S. Holder will be subject to the rules described above for Electing U.S. Holders for each tax year in which the Company qualifies as a PFIC.

Generally, shareholders do not make a QEF election unless they have sufficient information to determine their proportionate shares of a corporation’s net capital gain and ordinary earnings.  The Company has not calculated these amounts for any shareholder and do not anticipate making these calculations in the foreseeable future.  Therefore, U.S. Holders of the Company’s common shares should consult their own financial advisor, legal counsel or accountant regarding the QEF election before making this election.

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

Certain special, generally adverse, rules will apply with respect to shares issued by the Company while it is a PFIC whether or not it is treated as a QEF.  For example under Section 1298(b)(6) of the Code, a U.S. Holder who uses PFIC stock as security for a loan (including a margin loan) will, except as may be provided in regulations, be treated as having made a taxable disposition of such shares.

The PFIC rules are very complicated, and U.S. Holders should consult their own financial advisor, legal counsel or accountant regarding the PFIC rules, including the advisability of and procedure for making a QEF election or a mark-to-mark election, and how these rules may impact their U.S. federal income tax situation.

Foreign Tax Credit

A U.S. Holder who pays (or has withheld from distributions) Canadian or other foreign income tax with respect to the ownership of shares issued by the Company may be entitled, at the option of the U.S. Holder, to either receive a deduction or a tax credit for U.S. federal income tax purposes with respect to such foreign tax paid or withheld.  Generally, it will be more advantageous to claim a credit because a credit reduces U.S. federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer’s income subject to U.S. federal income tax.  This election is made on a year-by-year basis and applies to all foreign taxes paid by (or withheld from distributions to) the U.S. Holder during that year.

There are significant and complex limitations that apply to the foreign tax credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder’s U.S. income tax liability that the U.S. Holder’s “foreign source” income bears to his or its worldwide taxable income.  In applying this limitation, the various items of income and deduction must be classified as either “foreign source” or “U.S. source.”  Complex rules govern this classification process.  In addition, this limitation is calculated separately with respect to specific classes of income such as “passive income,” “high withholding tax interest,” “financial services income,” “shipping income,” and certain other classifications of income.  Dividends distributed by the Company will generally constitute “foreign source” income, and will be classified as “passive income” or, in the case of certain U.S. Holders, “financial services income” for these purposes.

In addition, U.S. Holders that are corporations and that own 10% or more of the Company’s voting stock may be entitled to an “indirect” foreign tax credit under Section 902 of the Code with respect to the payment of dividends by the Company under certain circumstances and subject to complex rules and limitations.  The availability of the foreign tax credit and the application of the limitations with respect to the foreign tax credit are fact specific, and each U.S. Holder of common shares issued by the Company should consult their own financial advisor, legal counsel or accountant regarding the foreign tax credit rules.

Information Reporting; Backup Withholding

Certain information reporting and backup withholding rules may apply with respect to certain payments related to shares issued by the Company.  In particular, a payor or middleman within the U.S., or in certain cases outside the U.S., will be required to withhold 28% (which rate is scheduled for periodic adjustment) of any payments to a U.S. Holder regarding dividends paid by the Company, or proceeds from the sale of, such common shares within the U.S., if a U.S. Holder fails to furnish its correct taxpayer identification number (generally on Form W-9) or otherwise fails to comply with, or establish an exemption from, the backup withholding tax requirements.  Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a refund or a credit against the U.S. Holder’s U.S. federal income tax liability, provided the required information is furnished to the IRS.  U.S. Holders should consult their own financial advisor, legal counsel or accountant regarding the information reporting and backup withholding rules applicable to the Company’s shares.

Other Considerations for U.S. Holders

In the following circumstances, the above sections of this discussion may not describe the U.S. federal income tax consequences to U.S. Holders resulting from the ownership and disposition of shares issued by a foreign corporation.

Foreign Personal Holding Company.  If at any time during a taxable year (a) more than 50% of the total voting power or the total value of outstanding shares issued by the Company is owned, directly or indirectly, by five or fewer individuals who are citizens or residents of the U.S. and (b) 60% (or 50% in certain cases) or more of the Company’s gross income for such year is “foreign personal holding company income” as defined in Section 553 of the Code (e.g., dividends, interest, royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions), the Company may be treated as a “Foreign Personal Holding Company” (“FPHC”)  In that event, U.S. Holders of the Company’s common shares would be required to include in gross income for such year their allocable portions of such “foreign personal holding company income” to the extent the Company does not actually distribute such income.

The Company does not believe that it currently qualifies as a FPHC.  However, there can be no assurance that the Company will not be considered a FPHC for the current or any future taxable year.

Foreign Investment Company.  If (a) 50% or more of the total voting power or the total value of the Company’s outstanding shares is owned, directly or indirectly, by citizens or residents of the U.S., U.S. partnerships or corporations, or U.S. estates or trusts (as defined by the Code Section 7701(a)(30)), and (b) the Company is found to be engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest therein, the Company may be treated as a "Foreign Investment Company" (“FIC”) as defined in Section 1246 of the Code, causing all or part of any gain realized by a U.S. Holder selling or exchanging the Company’s common shares to be treated as ordinary income rather than capital gain.

The corporation does not believe that it currently qualifies as a FIC.  However, there can be no assurance that it will not be considered a FIC for the current or any future taxable year.

Controlled Foreign Corporation.  If more than 50% of the total voting power or the total value of the Company’s outstanding shares is owned, directly or indirectly, by citizens or residents of the U.S., U.S. partnerships or corporations, or U.S. estates or trusts (as defined by the Code Section 7701(a)(30)), each of which own, directly or indirectly, 10% or more of the total voting power of the Company’s outstanding shares (each a “10% Shareholder”), the Company could be treated as a “Controlled Foreign Corporation” (“CFC”) under Section 957 of the Code.

The classification of the Company as a CFC would effect many complex results, including that 10% Shareholders would generally (i) be treated as having received a current distribution of the Company’s “Subpart F income” and (ii) would also be subject to current U.S. federal income tax on their pro rata shares of the Company’s earnings invested in “U.S. property.”  The foreign tax credit may reduce the U.S. federal income tax on these amounts for such 10% Shareholders (See more detailed discussion at “Foreign Tax Credit” above).  In addition, under Section 1248 of the Code, gain from the sale or other taxable disposition of the Company’s common shares by a U.S. Holder that is or was a 10% Shareholder at any time during the five-year period ending with the sale is treated as a dividend to the extent of the Company’s earnings and profits attributable to the common shares sold or exchanged.

If the Company is classified as both a PFIC and a CFC, it generally will not be treated as a PFIC with respect to 10% Shareholders.  This rule generally will be effective for taxable years of 10% Shareholders beginning after 1997 and for its taxable years ending with or within such taxable years of 10% Shareholders.

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

F.

Dividends and Paying Agents

Not applicable.

G.

Statements by Experts

Not applicable.

H.

Documents on Display

The Company has filed with the Securities and Exchange Commission this Annual Report on Form 20-F, including exhibits, under the Securities and Exchange Act with respect to the Company’s common shares.

You may read and copy all or any portion of this annual report of other information in the Company’s files in the SEC’s public reference room at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the regional offices of the SEC located at Seven World Trade Centre, 13th Floor, New York, NY 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. You may request copies of these documents upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms.

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

ITEM 14.

MATERIAL MODIFICATION TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

There have been no material modifications to the Company’s common shares.

ITEM 15.

CONTROLS AND PROCEDURES

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting for the Company.  Management, including the CEO and CFO, directly supervises the preparation of all of the financial reports prepared by the Company and is directly involved in the Company’s financial record keeping and reporting.  All accounting records and financial reports prepared by the Company are reviewed for accuracy by the CEO and CFO.

As of the end of the period covered by this annual report, an evaluation was carried out under the supervision and with the participation of the Company’s management, including the CEO and CFO, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures, as such term is defined under Rules 13(a) – 15(e) under the Exchange Act. Based on that evaluation, the CEO and CFO have concluded that the Company’s disclosure controls and procedures are effective in ensuring that material information required to be disclosed in this annual report is recorded, processed, summarized and reported, and required disclosure is made within the time period specified in the rules and forms of the U.S. Securities and Exchange Commission.

During the period covered by this report, there has been no change in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, its internal control over financial reporting.

Management, including its CEO and CFO, does not expect that the Company’s disclosure controls and procedures or internal controls and procedures will prevent all error and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of control. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, control may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

ITEM 16.

ITEM 16A.

AUDIT COMMITTEE FINANCIAL EXPERT

As at the date hereof, the Audit Committee is composed of Messrs. Varshney, Puar and Singh.  The Board has determined that Mr. Varshney is an “audit committee financial expert” as defined in Item 16A of Form 20-F.  Mr. Varshney is not an “independent director” under Rule 4200(a)(15) of the National Association of Securities Dealers listing standards, as such standards may be amended and modified.

ITEM 16B.

CODE OF ETHICS

The Company has not yet adopted a written “code of ethics” that meets the new United States' Sarbanes-Oxley standards.  The Board believes that its existing standards and procedures are adequate for its purposes.  The Company believes that its management structure and corporate culture effectively deter wrongdoing and promote honest and ethical conduct, full, fair and accurate, timely, and understandable disclosure in reports and documents, compliance with applicable governmental laws, rules and regulations, prompt internal reporting of unethical conduct and accountability for adherence to the conduct standards.  The Company has a small number of employees and most of its officers are also directors, thus eliminating any split between the Company’s management and the directors who are responsible to safeguard shareholder interests.  As a result, the Company believes that the activities of the

Company’s officers, employees and other agents can be easily monitored by its directors, thus eliminating the need for a formal written code of ethics.

ITEM 16C.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

UHY LDMB Advisors Inc., Chartered Accountants (“LDMB”), are the independent auditors of the Company and examined the financial statements of the Company for the fiscal years ending December 31, 2005 and 2004.  LDMB performed the services listed below and were paid the corresponding fees for the fiscal years ended December 31, 2005 and 2004.

Audit Fees

Fees billed by LDMB for professional services totaled $32,247 for the year ended December 31, 2004 and $27,627 for the year ended December 31, 2005.  Such fees were for the audit of the Company’s annual financial statements and for services in connection with statutory and regulatory filings for such fiscal years.

Tax Fees

Fees for tax services billed by LDMB, including tax compliance, tax advice and tax planning work, totaled $1,248 for the year ended December 31, 2004 and accrued fees for tax services totaled $2,100 for the year ended December 31, 2005.

All Other Fees

No other fees were billed by LDMB during the fiscal years ended December 31, 2004 and December 31, 2005.

Audit Committee Policies and Procedures

The audit and review services provided to the Company by LDMB in the fiscal years ended December 31, 2005 and December 31, 2004 were pre-approved by the Company's audit committee.  Prior to engaging LDMB to perform audit and review services, the Company's audit committee reviews the service to be provided and the fee to be paid by the Company for such service and assesses the impact of the service on the auditor's independence.

ITEM 16D.

EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable.

ITEM 16E.

PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

No purchases of shares or any other units of any class of the Company’s equity securities have been made by or on behalf of the Company, or any affiliated purchaser.

PART III

ITEM 17.

FINANCIAL STATEMENTS

The Consolidated Financial Statements have been prepared in accordance with Canadian GAAP and are presented in Canadian dollars.  There are material measurement differences between United States and Canadian GAAP.  A reconciliation of the financial statements to United States GAAP is set forth in Note 13 to the Consolidated Financial Statements.

Financial Statements

Auditors’ Report dated April 25, 2006.

Balance Sheets at December 31, 2005 and 2004.

Statements of Operations and Deficit for the Years Ended December 31, 2005 and 2004.

Statements of Shareholders’ Equity for the Years Ended December 31, 2005 and 2004.

Statements of Cash Flows for the Years Ended December 31, 2005 and 2004.

Notes to Financial Statements for the Years Ended December 31, 2005 and 2004.

ITEM 18.

FINANCIAL STATEMENTS

See “Item 17. Financial Statements.”

ITEM 19.

EXHIBITS

Exhibit	Description
1.1	Memorandum and Articles, as amended.
1.2(2)	Name change certificate from IGN Internet Global Network Inc. to AssistGlobal Technologies Corp.
1.3(2)	Articles of AssistGlobal Technologies Corp.
4.1(2)	Management services agreement between AssistGlobal Technologies Corp. and Varshney Capital Corp. dated August 1, 2003
4.2(2)	Consulting services agreement between AssistGlobal Technologies Corp. and SNJ Capital Ltd. dated August 1, 2003
4.3(2)	Quotation Agreement between AssistGlobal Technologies Corp. and Canadian Trading and Quotation System Inc. dated December 3, 2003
4.4(2)	Employment Agreement between AssistGlobal Inc. and Steven Lisle dated January 1, 2004
4.5(2)	Employment Agreement between AssistGlobal Inc. and Geoffrey Dryer dated January 1, 2004
4.6(2)	Employment Agreement between AssistGlobal Inc. and Catherine Stauber dated January 1, 2004
4.7(2)	Employment Agreement between AssistGlobal Inc. and Richard Variyan dated September 26, 2003
4.8(2)	Data Licensing Agreement between AssistGlobal Inc. and Robert Visser dated August 2, 2000
4.9(2)	Consulting Agreement between AssistGlobal Inc. and Robert Visser dated August 2, 2000

4.10(2)	Dealer Agreement between AssistGlobal Inc. and Archibus, Inc. dated June 19, 2001
4.11(2)	Pooling agreement between AssistGlobal Technologies Corp., Pacific Corporate Trust and Security Holders dated September 30, 2003
4.12(3)	2004 Stock Option Plan
4.13(3)	Amendment to Management Services Agreement with Varshney Capital Corp.
4.14(3)	Amendment to Consulting Services Agreement with SNJ Capital Ltd.
8.1(3)	List Of Subsidiaries
12.1	Section 302 Certification
12.2	Section 302 Certification
13.1	Section 906 Certification
13.2	Section 906 Certification

(1)

Incorporated by reference to Form 20-F filed on March 20, 1997.

(2)

Incorporated by reference to Form 20-F filed on July 15, 2004.

(3)

Incorporated by reference to Form 20-F filed on July 11, 2005.

SIGNATURE

The registrant hereby certifies that it meets all of the requirement for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

BASSETT VENTURES INC. (FORMERLY ASSISTGLOBAL TECHNOLOGIES CORP.)

“Sokhie Puar”

By:

Sokhie Puar

President & CEO

DATED:  June 15, 2006

EXHIBIT INDEX

Exhibits
1.1(1)	Memorandum and Articles, as amended.
1.2(2)	Name change certificate from IGN Internet Global Network Inc. to AssistGlobal Technologies Corp.
1.3(2)	Articles of AssistGlobal Technologies Corp.
4.1(2)	Management services agreement between AssistGlobal Technologies Corp. and Varshney Capital Corp. dated August 1, 2003
4.2(2)	Consulting services agreement between AssistGlobal Technologies Corp. and SNJ Capital Ltd. dated August 1, 2003
4.3(2)	Quotation Agreement between AssistGlobal Technologies Corp. and Canadian Trading and Quotation System Inc. dated December 3, 2003
4.4(2)	Employment Agreement between AssistGlobal Inc. and Steven Lisle dated January 1, 2004
4.5(2)	Employment Agreement between AssistGlobal Inc. and Geoffrey Dryer dated January 1, 2004
4.6(2)	Employment Agreement between AssistGlobal Inc. and Catherine Stauber dated January 1, 2004
4.7(2)	Employment Agreement between AssistGlobal Inc. and Richard Variyan dated September 26, 2003
4.8(2)	Data Licensing Agreement between AssistGlobal Inc. and Robert Visser dated August 2, 2000
4.9(2)	Consulting Agreement between AssistGlobal Inc. and Robert Visser dated August 2, 2000
4.10(2)	Dealer Agreement between AssistGlobal Inc. and Archibus, Inc. dated June 19, 2001
4.11(2)	Pooling Agreement between AssistGlobal Technologies Corp., Pacific Corporate Trust and Securityholders dated September 30, 2003
4.12(3)	2004 Stock Option Plan
4.13(3)	Amendment to Management Services Agreement with Varshney Capital Corp.
4.14(3)	Amendment to Consulting Services Agreement with SNJ Capital Ltd.
8.1(3)	List Of Subsidiaries
12.1	Section 302 Certification
12.2	Section 302 Certification
13.1	Section 906 Certification
13.2	Section 906 Certification

(1)

Incorporated by reference to Form 20-F filed on March 20, 1997.

(2)

Incorporated by reference to Form 20-F filed on July 15, 2004.

(3)

Incorporated by reference to Form 20-F filed on July 11, 2005.

Exhibit 12.1

CERTIFICATION

I, Sokhie Puar, certify that:

1.

I have reviewed this annual report on Form 20-F of Bassett Ventures Inc.;

2.

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.

Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

4.

The company’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15 (e) and 15d-15 (e)) for the company and have:

(a)

Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)

Evaluated the effectiveness of the company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(c)

Disclosed in this report any change in the company’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company’s internal control over financial reporting; and

5.

The company’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company’s auditors and the audit committee of the company’s board of directors (or persons performing the equivalent functions):

(a)

All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company’s ability to record, process, summarize and report financial information; and

(b)

Any fraud, whether or not material, that involves management or other employees who have a significant role in the company’s internal control over financial reporting.

“Sokhie Puar”

Date:  June 15, 2006

__________________________________________

Sokhie Puar, President and Director

(Principal Executive Officer)

Exhibit 12.2

CERTIFICATION

I, Praveen Varshney, certify that:

1.

I have reviewed this annual report on Form 20-F of Bassett Ventures Inc.;

2.

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.

Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

4.

The company’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15 (e) and 15d-15 (e)) for the company and have:

(a)

Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)

Evaluated the effectiveness of the company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(c)

Disclosed in this report any change in the company’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company’s internal control over financial reporting; and

5.

The company’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company’s auditors and the audit committee of the company’s board of directors (or persons performing the equivalent functions):

(a)

All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company’s ability to record, process, summarize and report financial information; and

(b)

Any fraud, whether or not material, that involves management or other employees who have a significant role in the company’s internal control over financial reporting.

“Praveen Varshney”

Date:  June 15, 2006

__________________________________

Praveen Varshney, Chief Financial Officer

(Principal Financial Officer)

Exhibit 13.1

CERTIFICATION PURSUANT TO

18 U.S.C. §1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the annual report of Bassett Ventures Inc. (the “Company”) on Form 20-F for the year ended December 31, 2005 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Sokhie Puar, President and Director of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1)

The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)

The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

“Sokhie Puar”

Date:

June 15, 2006

_________________________________________

Sokhie Puar, President and Director

(Principal Executive Officer)

Exhibit 13.2

CERTIFICATION PURSUANT TO

18 U.S.C. §1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the annual report of Bassett Ventures Inc.. (the “Company”) on Form 20-F for the year ended December 31, 2005 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Praveen Varshney, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1)

The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)

The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

“Praveen Varshney”

Date:

June 15, 2006

__________________________________

Praveen Varshney, Chief Financial Officer

(Principal Financial Officer)

