Form 20-F
period 2006-12-31
BASSETT VENTURES INC.
filed 2007-06-29
CIK 1036140

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2006
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 0-29208

Arris Resources Inc.

(Formerly Bassett Ventures Inc.)

(Exact name of Registrant as specified in its charter)

Province of British Columbia, Canada

(Jurisdiction of incorporation or organization)

1255 West Pender Street, Vancouver, British Columbia, Canada V6E 2V1

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

9,216,843 common shares

Indicate by check mark if the registrant is a well-known seasoned issuer.  ☐  Yes    ☑  No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.  ☐  Yes    ☑  No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  ☑  Yes    ☐  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.

☐  Large accelerated filer    ☐  Accelerated filer    ☑  Non-accelerated filer

Indicate by check mark which financial statement item the registrant has elected to follow.  ☑  Item 17    ☐  Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company as defined in Rule 12b-2 of the Exchange Act.  ☑  Yes    ☐  No

Unless otherwise indicated, all references herein are expressed in Canadian dollars and United States currency is stated as “US$”

THIS SUBMISSION SHOULD BE CONSIDERED IN CONJUNCTION WITH PREVIOUSLY FILED FORMS 20-F AND 6-K.  THE AUDITED FINANCIAL STATEMENTS AND NOTES THERETO ATTACHED ARE AN INTEGRAL PART OF THIS SUBMISSION.

TABLE OF CONTENTS

GLOSSARY OF TERMS		5
NOTE REGARDING FORWARD-LOOKING STATEMENTS		5
PART I		6
ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS	6
ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE	6
ITEM 3.	KEY INFORMATION	6
A.	Selected Financial Data	8
B.	Capitalization and Indebtedness	10
C.	Reasons for the Offer and Use of Proceeds	10
D.	Risk Factors	10
ITEM 4.	INFORMATION ON THE COMPANY	12
A.	History and Development of the Company	12
B.	Business Overview	13
C.	Organizational Structure	13
D.	Property	13
ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	13
A.	Operating Results	14
B.	Liquidity and Capital Resources	14
C.	Research and Development, Patents and Licenses, Etc.	15
D.	Trend Information	15
E.	Off Balance Sheet Arrangements	15
F.	Tabular Disclosure of Contractual Obligations	15
ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	15
A.	Directors and Senior Management	15
B.	Compensation	16
C.	Board Practices	19
D.	Employees	19
E.	Share Ownership	19
ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	21
A.	Major Shareholders	21
A. 1. a	Holdings by Major Shareholders	21
A. 2.	Canadian Share Ownership	21
A. 3.	Control of the Corporation	22
A. 4.	Change in Control Arrangements	22
B.	Related Party Transactions	22
C.	Interests of Experts and Counsel	22
ITEM 8.	FINANCIAL INFORMATION	23
A.	Financial Statements and Other Financial Information	23
B.	Significant Changes	23
ITEM 9.	THE OFFER AND LISTING	24
A.	Offer and Listing Details	24
B.	Plan of Distribution	25
C.	Markets	25
D.	Selling Shareholders	25
E.	Dilution	25
F.	Expenses of the Issue	25
ITEM 10.	ADDITIONAL INFORMATION	25
A.	Share Capital	25
B.	Memorandum and Articles of Association	25
C.	Material Contracts	28
D.	Exchange Controls	28

E.	Taxation	29
F.	Dividends and Paying Agents	39
G.	Statements by Experts	39
H.	Documents on Display	39
I.	Subsidiary Information	39
ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	39
ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	39
PART II		39
ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	39
ITEM 14.	MATERIAL MODIFICATION TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	39
ITEM 15.	CONTROLS AND PROCEDURES	40
ITEM 16.		40
A.	AUDIT COMMITTEE FINANCIAL EXPERT	40
B.	CODE OF ETHICS	41
C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES	41
D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES	41
E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS	42
PART III.		42
ITEM 17.	Financial Statements	42
ITEM 18.	Financial Statements	43
ITEM 19.	Exhibits	43

GLOSSARY OF TERMS

Board	Board of Directors of the Company.
CNQ	Canadian Trading and Quotation System Inc.
Directors	The Directors of Arris Resources Inc. (formerly Bassett Ventures Inc.)
GAAP	Generally accepted accounting principles.
GST	Goods and Services Tax of Canada.
Company	Arris Resources Inc. (formerly Bassett Ventures Inc.), a corporation incorporated pursuant to the Business Corporations Act (BC).

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

PART I

ITEM 1.

IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.

OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.

KEY INFORMATION

Arris Resources Inc. (formerly Bassett Ventures Inc.) (the “Company”) was incorporated by registration of its memorandum and articles under the laws of the Province of British Columbia on September 15, 1987, under the name “Grand Resources Inc.”  See Item 4 – “Information on the Company”.  The Company formerly operated in the internet gaming casino business and had nine subsidiaries.

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

Effective June 21, 2002, the Company was designated inactive by the TSX Venture Exchange (the “Exchange”), in accordance with Policy 2.6 of the Exchange. A listed company trading under the Inactive designation does not meet the Tier Maintenance Requirements (“TMR”) of the Exchange as outlined in the Exchange’s Policy 2.5. A comprehensive plan for reactivation must be filed with the Corporate Maintenance Department of the Exchange by the Company within 12 months of being designated Inactive and the Company is required to demonstrate that it will meet the TMR within 18 months of being designated Inactive.  The Company decided that these requirements were too onerous and, as a result, in July 2003, the Company made application to and was granted approval from the Exchange to voluntarily de-list its common shares from the Exchange.

On July 6, 2003, the Company entered into a definitive acquisition agreement (the “Acquisition Agreement”) with AssistGlobal.com Communications Inc. (“AGI”) and its principal shareholders to acquire all of the issued and outstanding shares of AGI in exchange for the issuance of 10,350,000 post consolidated common shares of the Company (the “IGN Shares”) at a deemed price of $0.35 per share. See Item 3 – “Acquisition and Dispositions”.

The Company through its former wholly owned subsidiary, AssistGlobal Inc. (formerly AssistGlobal.com Communications Inc.) (“AGI”), was engaged in the business of developing, selling, hosting and supporting project and facility management software and providing other custom application solutions globally. The main proprietary line, Microview FM, was designed for use on PDA's. It records and updates facilities data on the spot for large scale reorganizations, employee moves, inventory, maintenance and inspection activities.

The Company had two wholly owned subsidiaries: AssistGlobal Inc. (formerly AssistGlobal.com Communications Inc.) incorporated federally in February 2000 and AssistGlobal USA Inc. incorporated in the State of Nevada on September 23, 2003.

On October 27, 2003, the Company announced that it had submitted an initial application to have its shares listed for trading on the new Canadian Trading and Quotation System Inc. (“CNQ”).  CNQ is a stock market designed for trading the equity securities of emerging companies. Information regarding CNQ can be obtained from their website at www.cnq.ca. The listing was pursued to facilitate access to trading in the Company’s shares for investors and investment dealers in Canada. On December 17, 2003 the Company began trading on CNQ under the symbol “AGBT.U”.

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

Effective July 7, 2005, the Company consolidated its share capital on the basis of four old shares for one new share  and changed its name to Bassett Ventures Inc.

During the fiscal year ended December 31, 2006 the Company was engaged in the search for a suitable acquisition but had not identified any.  Subsequent to the fiscal year ended December 31, 2006 the Company acquired an interest in certain oil and gas assets.  See “Acquisitions and Dispositions” herein and Item 8.B – “Significant Changes”.

On June 13, 2007 the Company changed its name to Arris Resources Inc.

Acquisitions and Dispositions

On July 6, 2003, the Company entered into a definitive acquisition agreement (the “Acquisition Agreement”) with AGI and its principal shareholders to acquire all of the issued and outstanding shares of AGI in exchange for the issuance of 10,350,000 post consolidated common shares of the Company (the “IGN Shares”) at a deemed price of $0.35 per share.  As part of the transaction, the Company obtained shareholder approval to consolidate its issued and outstanding common shares on the basis of three old shares for one new share  and completed post consolidation financing of US$105,000 in order to fund the project.  A finder’s fee of 750,000 post-consolidated shares was paid upon the closing of the transaction.

During the fiscal year ended December 31, 2005, the Company disposed of the assets of AGI and the officers and employees of AGI surrendered 1,688,992 shares of the Company. These surrendered shares were cancelled and returned to treasury. As part of the transaction, the Company forgave $279,230 of intercorporate debt owed by AGI to the Company and transferred its ownership of AssistGlobal (USA) Inc. to AGI. The disposition of the assets of AGI was approved by special resolution passed at the annual shareholder meeting held June 16, 2005.

In connection with the disposition of AGI, Catherine Stauber, Geoffrey Dryer and Robert Visser did not stand for re-election as directors at the Company’s 2005 annual shareholder meeting, and stepped down as officers of the Company upon closing of the transaction.

The Company’s decision to divest its interest in AGI followed various efforts to raise further financing for the business of AGI, which had not been successful.  As a result, during the fiscal year ended December 31, 2005, the Company suspended its operations and wrote-off its subsidiary and all of its assets.

On February 20, 2007 the Company agreed to acquire a 30% Working Interest certain oil and gas interests located 75 km northwest of Edmonton, Alberta, Canada, with an effective date of December 1, 2006.  The transaction closed on March 8, 2007.   See Item 8 – Significant Changes”.

A.

Selected Financial Data

This data has been derived from our audited financial statements, which have been prepared in accordance with accounting principles generally accepted in Canadian GAAP and reconciled for material measurement differences to U.S. GAAP.  Set forth in the following table are selected financial data with respect to the Company’s financial condition and results of operation for the years ended December 31, 2006, 2005, 2004, and 2003. The selected financial and operating information as at December 31, 2006 and 2005 and for each of the years in the three year period ended December 31, 2004 should be read in conjunction with the audited consolidated financial statements and notes thereto included elsewhere herein and in conjunction with Item 5 - “Operating and Financial Review and Prospects”. The selected financial data as at and for these periods have been extracted from, and are qualified by reference to the audited consolidated financial statements included herein at Item 17.  The selected financial data as at December 31, 2003 and 2002 and for the years ended December 31, 2003 and 2002 have been extracted from audited financial statements not included herein.

Fiscal Years ended December 31,
	2006	2005	2004	2003	2002
Revenues
Canadian GAAP	$ –	$ –	$ 690,403	$ 651,290	$ 495,322
U.S. GAAP	$ –	$ –	$ 690,403	$ 651,290	$ 495,322
Total Assets
Canadian GAAP	$ 568,537	$ 32,623	$ 313,938	$ 268,531	$ 158,980
U.S. GAAP	$ 568,537	$ 32,623	$ 313,938	$ 268,531	$ 158,980
Net Assets
Canadian GAAP	$ 411,100	$ (134,513)	$ (184,237)	$ (224,780)	$ (101,469)
U.S. GAAP	$ 411,100	$ (134,513)	$ (184,237)	$ (224,780)	$ (101,469)
Deficit
Canadian GAAP	$ 2,089,561	$ 1,979,798	$ 1,776,675	$ 1,058,236	$ 278,849
U.S. GAAP	$ 2,089,561	$ 1,979,798	$ 1,776,675	$ 1,058,236	$ 278,849
Net Income/(Loss)
Canadian GAAP	$ (109,763)	$ (203,123)	$ (718,439)	$ (528,432)	$ (138,206)
U.S. GAAP	$ (109,763)	$ (203,123)	$ (718,439)	$ (528,432)	$ (138,206)
Share capital
Canadian GAAP	$ 1,830,287	$ 1,174,911	$ 1,132,603	$ 553,180	$ 177,380
U.S. GAAP	$ 1,830,287	$ 1,174,911	$ 1,132,603	$ 553,180	$ 177,380
Weighted average number of shares outstanding[2]	6,942,870	3,655,165	4,405,835	3,722,725	2,775,000

Fiscal Years ended December 31,
	2006	2005	2004	2003	2002
Earnings (Loss) Per Share[1,2]
Canadian GAAP	$ (0.02)	$ (0.06)	$ (0.16)	$ (0.16)	$ (0.04)
From continued operations	$ (0.02)	$ (0.06)	$ (0.12)	-	-
From discontinued operations	$ (0.00)	$ (0.00)	$ (0.04)	-	-
U.S. GAAP	$ (0.02)	$ (0.06)	$ (0.16)	$ (0.16)	$ (0.04)
From continued operations	$ (0.02)	$ (0.06)	$ (0.12)	-	-
From discontinued operations	$ (0.00)	$ (0.00)	$ (0.04)	-	-
Cash provided by (used in) operating activities
Canadian GAAP	$ (111,540)	$ (130,233)	$ (293,544)	$ (174,585)	$ (107,276)
U.S. GAAP	$ (111,540)	$ (130,233)	$ (293,544)	$ (174,585)	$ (107,276)
Investing activities
Canadian GAAP	$ (2,841)	$ (4,294)	$ (183,985)	$ (1,193)	$ (23,142)
U.S. GAAP	$ (2,841)	$ (4,294)	$ (183,985)	$ (1,193)	$ (23,142)

1 Basic loss per share – Fully diluted loss per share has not been calculated due to its anti-dilutive effect.

2 On July 7, 2005, the Company consolidated its share capital on the basis of four old shares for one new share.  The weighted average number of shares outstanding and loss per share has been adjusted to reflect the consolidation.

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

Year Ended December 31,

	2006	2005	2004	2003	2002
Average for Period	US$0.8849	US$0.8254	US$0.7719	US$0.7205	US$0.6370

The high and low exchange rates for each month during the previous six months are as follows:

Month Ended

	May	April	March	February	January	December
	2007	2007	2007	2007	2007	2006
High for Period	US$0.9344	US$0.9035	US$0.8673	US$0.8631	US$0.8585	US$0.8760
Low for Period	US$0.8979	US$0.8633	US$0.8467	US$0.8437	US$0.8457	US$0.8582

As of December 31, 2006, the noon rate of exchange, as reported by the Federal Reserve Bank of New York for the conversion of United States dollars into Canadian dollars was US$0.8582 (US$1.00 = CDN$1.1652).

As of May 31, 2007, the noon rate of exchange, as reported by the Federal Reserve Bank of New York for the conversion of United States dollars into Canadian dollars was US$0.9344 (US$1.00 = CDN$1.0701).

B.

Capitalization and Indebtedness

During the fiscal year ended December 31, 2006, $72,225 owing to a company controlled by a former officer of the Company pursuant to the VCC Agreement was assigned to a third party pursuant to a debt settlement agreement.  In addition, the amount of $35,310 owing to a company controlled by a director of the Company pursuant to the SNJ Agreement was assigned to a third party pursuant to a debt settlement agreement.  See Item 6.B – “Directors, Senior Management and Employees - Compensation” and Item 7.B – “Related Party Transactions”.

C.

Reasons for the Offer and Use of Proceeds

Not applicable.

D.

Risk Factors

In addition to other information and other risk factors set forth elsewhere in this Annual Report, the following risk factors should be carefully considered in evaluating our business because such factors currently may have a significant impact on our business, operating results and financial condition.

Limited Operating History

The Company commenced its latest operations in September 2003 and had disposed of its business in July 2005, therefore, it has only a limited operating history upon which an evaluation of its business and prospects can be based. The Company incurred a net loss of $109,763 in the year ended December 31, 2006, and incurred a net loss of $203,123 in the year ended December 31, 2005.

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

ITEM 4.

INFORMATION ON THE COMPANY

A.

History and Development of the Company

Name and Incorporation

Arris Resources Inc. was incorporated in British Columbia, Canada, by registration of its memorandum and articles under the British Columbia Company Act (since replaced by the British Columbia Business Corporations Act) on September 15, 1987, under the name “Grand Resources Inc.”  The Company changed its name from “Grand Resources Inc.” to “Bay Street Ventures Inc.” effective November 18, 1987.  The Company changed its name from “Bay Street Ventures Inc.” to “Cenco Petroleum Ltd.” effective September 20, 1991.  The Company changed its name from “Cenco Petroleum Ltd.” to “IGC Internet Gaming Corporation” and subdivided its share capital on the basis of one and one-half old shares for one new share effective August 7, 1996.  The Company changed its name from “IGC Internet Gaming Corporation” to “IGN Internet Global Network Inc.” effective November 21, 1996.  The Company changed its name from “IGN Internet Global Network Inc.” to “AssistGlobal Technologies Corp.” and subdivided its share capital on the basis of three old shares for one new share effective September 23, 2003. The Company changed its name from “AssistGlobal Technologies Corp.” to Bassett Ventures Inc. and consolidated its share capital on the basis of four old shares for one new share effective July 5, 2005.  On June 13, 2007 the Company changed its name to “Arris Resources Inc.”

The Company’s common shares were listed on the TSX Venture Exchange (formerly Canadian Venture Exchange) on September 28, 1993 (trading symbol “IGN”).  As of November 19, 1997, the Company’s common shares received clearance for an unpriced quotation on the OTC Bulletin Board by the NASD Regulation, Inc. in the United States under the trading symbol “IGN-IF”.  On July 29, 2003, the common shares of the Company were delisted from the TSX Venture Exchange.  On December 17, 2003, the Company’s shares were listed for trading on the CNQ under the symbol “AGBT.U”.

The listing was pursued to facilitate access to trading in the Company’s shares for investors and investment dealers in Canada. On July 8, 2005, pursuant to the Company’s name change to Bassett Ventures Inc., the Company began trading on the OTCBB Market under the trading symbol “BAVNF” and on the CNQ under the trading symbol “BAVI.U”.  Effective June 25, 2007, in conjunction with its name change to Arris Resources Inc., the Company’s shares began trading on the CNQ under the symbol “ARIS.U”.  See “Item 9 – The Offering and Listing”.

The Company’s head and principal office is located at Suite 1255 West Pender Street, Vancouver, B.C., Canada V6E 2V1.  The Company’s registered and records office and address is care of its solicitors, Morton & Company, Suite 1200, 750 West Pender Street, Vancouver, BC V6C 2T8.

B.

Business Overview

Historical

On July 6, 2003, the Company entered into an agreement to acquire all the issued and outstanding common shares of AssistGlobal.com Communications Inc. (“AGI”), a software company that develops commercial software for the Facilities and Project Management Industries.  The acquisition was completed on July 6, 2003.

In July 2005, due to unsuccessful efforts to raise further financing for the business of AGI, the Company suspended its operations and wrote-off its subsidiary and all of its assets. See “Item 3 - Acquisitions and Dispositions”.  Effective July 7, 2005 the Company changed its name to Bassett Ventures Inc. and consolidated its issued and outstanding common shares on the basis of four old shares for one new share, as approved by the shareholders of the Company at its annual general meeting.

During the fiscal year ended December 31, 2006 the Company was in the process of searching for suitable acquisitions, but had not identified any.  See “Item  8.B – Significant Changes”.

On June 13, 2007 the Company changed its name to “Arris Resources Inc.” as approved by the shareholders of the Company at its annual general meeting held June 7, 2007.

C.

Organizational Structure

The Company does not have any subsidiaries.

D.

Property

The Company currently has an office located at 1255 West Pender Street, Vancouver, British Columbia, Canada V6E 2V1 with a number of other companies and currently does not pay rent under a formal office lease.  The shared property provides office space to the Company for administrative and shareholder relation purposes.

ITEM 5.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of the financial condition, changes in financial condition and results of operations of the Company as at December 31, 2006 and 2005 and for its last three fiscal years ending December 31, 2006, 2005, and 2004 should be read in conjunction with the audited consolidated financial statements of the Company and related notes included herein.  Unless expressly stated otherwise, all references to dollar amounts in this section are to Canadian dollars.

A reconciliation of the financial statements to U.S. GAAP is set forth in Note 11 of the audited December 31, 2006 financial statements included herein at Part IV – Item 17.  Refer to Note 11 for an itemized discussion and analysis of the material measurement differences between Canadian GAAP and U.S. GAAP.

A.

Operating Results

A comparison of the results of operations for the fiscal years ended December 31, 2006, 2005, and 2004 are as follows:

Year Ended December 31, 2006 as compared to Year Ended December 31, 2005

The Company recorded a net loss for the year ended December 31, 2006 of $109,763 or $0.02 per share as compared to a net loss of $203,123 or $0.06 per share for the year ended December 31, 2005, a decrease in net loss by $93,360.  The net loss for the year ended December 31, 2006 comprised of a net loss of $204,098 from continued operations and a net income of nil from discontinued operations.  The net loss for the year ended December 31, 2005 comprised of a net loss of $204,098 from continued operations and a net income of $975 from discontinued operations.

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

B.

Liquidity and Capital Resources

The Company reported a working capital of $403,627 at December 31, 2006 compared to a working capital deficiency of $141,035 at December 31, 2005, representing an increase in working capital of $544,662.  As at December 31, 2006, the Company had cash on hand of $558,158 compared to cash on hand of $17,163 at December 31, 2005.

The Company utilized cash for operations of $111,540 for the year ended December 31, 2006, utilized $2,841 of cash for the purchase of property and equipment and received $655,376 from the completion of a private placement of 5,000,000 shares at a price of US$0.12 per share.

The Company generated cash of $540,995 from continued operations for fiscal 2006 compared to cash utilized of $15,473 from continued operations, and cash utilized of $14,129 from discontinued operations for a net increase in cash of $1,344 for the same period in 2005.

During fiscal 2006, the Company completed a non-brokered private placement of up to 5,000,000 units (“Unit”) at a price of US$0.12 per unit for total gross proceeds of US$600,000. Each unit is comprised of one common share without par value in the share capital of the Company and one non-transferable share purchase warrant (“Warrant”).  Each Warrant will entitle the holder to purchase one additional common share at a price of US$0.12 per share for twelve months from the date of issuance and US$0.15 per share thereafter, to a maximum of two years from the date of issuance.

Financing is also potentially available through the exercise of outstanding 402,333 stock options (8,583 at $1.20 per share, 118,750 at US$1.20 per share, 37,500 at US$1.00 per share and 237,500 at US$0.60 per share) which expire between January 25, 2007 to August 25, 2009 and 5,000,000 share purchase warrants at US$0.12 per share until June 14, 2007 and at US$0.15 per share thereafter until June 14, 2008.  However, there can be no assurance that any of these outstanding convertible securities will be exercised.

The Company will likely have more capital requirements for any material business acquisition and will therefore be required to raise additional funds.  In addition, if the Company’s plans change, its assumptions change or prove inaccurate, or its capital resources in addition to projected cash flow, if any, prove to be insufficient to fund operations, the Company may be required to seek additional financing. Although the Company has previously been successful in raising the funds required for its operations, there can be no assurance that the Company will have sufficient financing to meet its future capital requirements or that additional financing will be available on terms acceptable to the Company in the future.

During the fiscal year ended December 31, 2006 the Company was in the process of searching for suitable acquisitions, but has not yet identified any.  The ability of the Company to continue as a going concern and discharge its liabilities when due is dependent on its ability to identify new business opportunities and convert them into profitable operations. No agreements related to new business opportunities have been reached and there can be no assurance that such agreements will be reached.

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

The Company does not have any contractual obligations as at December 31, 2006.

ITEM 6.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.

Directors and Senior Management

The following is a list of the directors and senior officers of the Company as at June 7, 2007, their municipalities of residence, their current positions with the Company and their principal occupations during the past five years.

Name and Municipality of Residence	Position(s) with the Company	Terms of the Various Offices Held
Curt Huber Vancouver, BC Canada	President, Chief Executive Officer and Director

President and Chief Executive Officer of the Company since April 19, 2007.

Director of the Company since April 19, 2007.

Corporate Consultant for the past 20 years in the Mining, Oil & Gas and Technology sectors.  Currently, Director, MaxTech Ventures Inc.; Director and Secretary, Ona Energy Inc.; Vice-President, Admiral Bay Resources Inc.

Parmjeet Johal (1) (2) North Vancouver, BC Canada	Director	Director since June 29, 2006. Pharmacist since 1984, proprietor of a pharmacy.
Harpreet Janda (1) Richmond, BC Canada	Chief Financial Officer, Secretary and Director	Chief Financial Officer, Secretary and Director since May 26, 2006. Chief Financial Officer, MaxTech Ventures Inc. from May 26, 2006 to May 22, 2007. Account executive with Purolator Courier.
Tajinderjit Johal (1) (2) Delta, BC Canada	Director	Director since June 29, 2006. Independent Businessman, Director of a sporting goods company.

(1)

Denotes member of the Company’s Audit Committee.

(2)

Messrs. Parmjeet Johal and Tajinderjit Johal are brothers.

Directors were elected at the last Annual General Meeting held on June 7, 2007 and serve until the next Annual General Meeting of shareholders, or until their successors are appointed.  Officers are appointed by the Board of Directors and serve at the pleasure of the board.

B.

Compensation

The aggregate amount of compensation paid by the Company during the fiscal year ended December 31, 2006, to all Directors and Officers, as a group, for services in all capacities was $25,000.

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

	Annual Compensation				Long Term Compensation
					Awards	Payouts
NEO Name and Principal Position	Year	Salary ($CDN)	Bonus ($CDN)	Other Annual Compensation ($)	Securities Under Options/ SARs Granted (#)	Shares or Units Subject to Resale Restrictions ($)	LTIP Payouts ($)	All other Compen-sation ($)
SOKHIE PUAR President	/06 /05 /04	N/A N/A N/A	N/A N/A N/A	$12,500 (1) $45,000 $60,000	NIL NIL 112,500 (3)	NIL	N/A	N/A
GEOFFREY DRYER President	/04	$92,000	NIL	NIL	200,000 (3)	NIL	NIL	NIL
CATHERINE M. STAUBER Chief Executive Officer	/04	$75,000	NIL	NIL	250,000 (3)	NIL	NIL	NIL
PRAVEEN VARSHNEY Chief Financial Officer	/06 /05 /04	N/A N/A N/A	NIL NIL NIL	$12,500 (2) $45,000 $60,000	NIL NIL 250,000 (3)	NIL	NIL	NIL

(1)

Pursuant to a consulting agreement dated August 1, 2003, between the Company and SNJ Capital Ltd. (“SNJ”), a private B.C. company of which Sokhie Puar is the President, the amount of $5,000 per month was paid or payable.  Effective July 2005, the consulting fees were reduced to $2,500 per month.  This Agreement expired in August, 2006.  Mr. Puar resigned as the President and a director of the Company on April 19, 2007.

(2)

Pursuant to a management agreement dated August 1, 2003, between the Company and Varshney Capital Corp. (“VCC”), a private B.C. company of which Praveen Varshney, Chief Financial Officer and a director of the Company, and Peeyush Varshney, Corporate Secretary of the Company are directors, the amount of $5,000 per month was paid or payable.   Effective July 2005, the management fees were reduced to $2,500 per month.  Mr. Varshney resigned as the Chief Financial Officer of the Company on June 15, 2005 and resigned as a director of the Company on June 9, 2006.  This Agreement expired in August, 2006.

(3)

These numbers represent pre-consolidated shares. Options granted to Geoffrey Dryer, Catherine Stauber, Sokhie Puar and Praveen Varshney expired upon their resignations, pursuant to the Company’s stock option plan, and are no longer outstanding.

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

Option/SAR Grants During The Most Recently Completed Financial Year

No stock options were granted under the Company’s Stock Option Plan during the most recently completed financial year, to the Named Executive Officers.

Aggregated Option/SAR Exercises During The Most Recently Completed Financial Year

And Financial Year-End Option/SAR Values

No incentive stock options were exercised by the Named Executive Officers during the most recently completed financial year.  The following table shows the financial year end value of stock options held by the Named Executive Officers as at December 31, 2006.  During this period, no outstanding SARs were held by the Named Executive Officers.

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized(1) ($)	Unexercised Options at Financial Year End Exercisable / Unexercisable (#)	Value of Unexercised In-the-Money Options at Financial Year-End ($) Exercisable / Unexercisable
SOKHIE PUAR President	N/A	N/A	25,000 / 25,000 12,500 / 12,500 50,000 / 50,000	Not In-the-Money Not In-the-Money Not In-the-Money

Termination of Employment, Change in Responsibilities and Employment Contracts

As at December 31, 2006 no employment contracts existed between the Company and the Executive Officers.

There are no compensatory plans or arrangements with respect to the Named Executive Officers resulting from the resignation, retirement or other termination of employment or from a change of control of the Company.

Compensation of Directors

Compensation for the Named Executive Officers has already been disclosed above. No cash compensation was paid to any director of the Company for the director’s services as a director during the financial year ended December 31, 2006, other than the reimbursement of out-of-pocket expenses.  The Company has no standard arrangement pursuant to which directors are compensated by the Company for their services in their capacity as directors except for the granting from time to time of incentive stock options.  During the most recently completed financial year, no incentive stock options were granted to directors, including directors who are Named Executive Officers.

Stock Options

The following is a summary of the stock options held by directors and officers of the Company outstanding at December 31, 2006:

Name of Director/Officer	Number	Exercise Price	Expiration Date
Sokhie Puar	25,000	US$1.20	December 9, 2008
	12,500	US$1.00	January 16, 2009
	50,000	US$0.60	August 25, 2009
87,500

C.

Board Practices

The Company’s board of directors consists of four members, the terms of which expire at the general meeting of shareholders to be held in each year. The information regarding the term each director has served in office in “Item 6.A – Directors and Senior Management” is hereby incorporated by reference in response to this item 6.C.  Directors are elected by a majority of the votes of the Company’s common shares present in person or represented by proxy at its annual meeting of shareholders and entitled to vote at such election.  Each director will hold office until his or her term expires and his or her successor has been elected and qualified.  Executive officers serve at the discretion of the Board.  Officers are elected at the annual meeting of the directors held immediately after the annual general meeting of shareholders. The directors hold regularly scheduled meetings at which members of management are not in attendance.

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

The Board of Directors has set up an audit committee which consists of Messrs. Parmjeet Johal, Harpreet Janda and Tajinderjit Johal.  The audit committee engages on behalf of the Company the independent public accountants to audit the Company’s annual financial statements, and reviews and approves the planned scope of the annual audit.

D.

Employees

The Company has presently no employees.

E.

Share Ownership

As at May 31, 2007 the directors and officers of the Company do not own any securities of the Company.

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

Options granted under the plan shall, unless sooner terminated, expire on a date to be determined by the Board which will not be later than 5 years from the day the option is granted or 90 days from the date the optionee ceases to be a director, officer, consultant, employee or a Management Company Employee, unless such optionee was engaged in investor relations activities in which case, only within 30 days after the cessation of his services to the Company.

In the event of death of an optionee, options held by such optionee will expire the earlier of 5 years from the date of grant or one year from the date of such death.

As at December 31, 2006, the following stock options were outstanding:

Exercise Price	Number outstanding at December 31, 2006	Expiry Date	Number exercisable at December 31, 2006

$1.20	8,583	January 2, 2007	8,583
$1.56 (US$1.20)	118,750	December 9, 2008	118,750
$1.32 (US$1.00)	37,500	January 16, 2009	37,500
$0.78 (US$0.60)	237,500	August 25, 2009	237,500
	402,333		402,333

As at the date of this Annual Report, all stock options previously granted to directors and executive officer of the Company have been cancelled. See Item 6 – “Directors, Senior Management and Employees  –  Compensation – Stock Options”.

ITEM 7.

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.

Major Shareholders

A.1.a

Holdings by Major Shareholders

The following table sets forth the shareholdings of those persons who own of record or are known to the Company to own beneficially, directly or indirectly, or exercise control or direction over, more than 5% of the issued and outstanding common shares of the Company as at the date of this annual report:

Identity of Person or Group	Type of Ownership	Amount Owned	Percent of Class(1)
Hypo Alpe-Adria Bank (Liechtenstein) AG	Direct	1,000,000	9.79%
Jade Petal Investments Inc.	Direct	1,000,000	9.79%

 (1)

Based on 10,216,843 shares outstanding at May 31, 2007.

A.2

Canadian Share Ownership

The following table indicates the approximate number of Canadian record holders of common shares and the portion and percentage of common shares held in Canada as at May 31, 2007:

Total Number of Holders	Number of Canadian Holders	Number of Common Shares Held in Canada	Percentage of Common Shares Held in Canada
55	45	71,040.69%

U.S. share Ownership

The following table indicates the approximate number of record holders of common shares with United States addresses and the portion and percentage of common shares held in the United States as at May 31, 2007:

Total Number of Holders	Number of U.S. Holders	Number of Common Shares Held in the U.S.	Percentage of Common Shares Held in the U.S.
55	10	654,459	6.4%

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

B.

Related Party Transactions

Other than as disclosed in Item 6.B – “Directors, Senior Management and Employees – Compensation” and the transactions set forth below, there are no related party transactions or proposed transactions involving any insider, proposed nominee for election as director, or associate or affiliate of an insider, of the Company that have occurred during the three most recently completed fiscal years of the Company or during the period since the end of the Company’s most recently completed fiscal year. There are no debts owing directly or indirectly to the Company by any director or officer of the Company, or by an associate of any director or officer of the Company.  Management of the Company had an interest in the following transactions, all of which relate to compensation paid to former members of management for their past and present services to the Company.

(1)

Praveen K. Varshney and Peeyush K. Varshney are controlling shareholders of Varshney Capital Corp. (“VCC”).  During fiscal 2006, the Company paid or accrued VCC management fees of $12,500 pursuant to the VCC Agreement described above under “Item 6.B – “Directors, Senior Management and Employees – Compensation”. VCC is in the business of providing management services to public companies.  This Agreement expired in August, 2006.

(2)

Sokhie Puar is a controlling shareholder of SNJ Capital Ltd (“SNJ”).  During fiscal 2006, the Company paid or accrued SNJ consulting fees of $12,500 pursuant to the SNJ Agreement described above under “Item 6.B – “Directors, Senior Management and Employees – Compensation”.  SNJ is in the business of providing consulting services to public companies. This Agreement expired in August, 2006.

The Company believes that the terms of the transactions were on terms as favorable as those which could have been negotiated with unaffiliated third parties.

C.

Interests of Experts and Counsel

Not applicable.

ITEM 8.

FINANCIAL INFORMATION

A.

Financial Statements and Other Financial Information

Attached hereto are the Company’s audited financial statements, consisting of balance sheets as at December 31, 2006 and 2005, and statements of operations and deficit, statements of shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2006 along with related notes and Auditor’s Report and Comments by Auditors for U.S. Readers on Canada-U.S. Reporting Differences.  See Item 17 – “Financial Statements”.

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

B.

Significant Changes

 The following changes occurred subsequent to December 31, 2006:

-

On February 20, 2007 the Company agreed to acquire from Arctos Petroleum Corp. of Edmonton, Alberta, a 30% Working Interest in the Alexander prospect (the “Assets”), an oil & gas prospect located 75 km northwest of Edmonton, Alberta, with an effective date of December 1, 2006.  The transaction closed on March 8, 2007.  Consideration for the Assets was as follows:

(a) To Petroleum and Natural Gas Rights	$120,000.00
(b) To Tangibles - (exclusive of GST)	29,999.00
(d) To Miscellaneous Interests	1.00
Total Purchase Price	$150,000.00
Plus 6% GST on Tangibles and Miscellaneous Interests	1,800.00
Total Purchase Price and GST	$151,800.00

-

Mr. Curt Huber joined the Board of Directors and was appointed President of the Company on April 19, 2007 in place of Mr. Sokhie Puar who resigned as President and a Director;

-

On May 7, 2007, 1,000,000 share purchase warrants were exercised at a price of US$0.12 per share for gross proceeds of US$120,000.

-

On June 13, 2007 the Company changed its name to Arris Resources Inc. and effective June 25, 2007 the Company’s trading symbol on the CNQ was changed from “BAVI.U” to “ARIS.U”.

ITEM 9.

THE OFFER AND LISTING

A.

Offer and Listing Details

The Company’s common shares were listed on the TSX Venture Exchange (formerly Canadian Venture Exchange) on September 28, 1993 (trading symbol “IGN”).  As of November 19, 1997, the Company’s common shares received clearance for an unpriced quotation on the OTC Bulletin Board by the NASD Regulation, Inc. in the United States under the trading symbol “IGN-IF”.  On July 29, 2003, the common shares of the Company were delisted from the TSX Venture Exchange.  On December 17, 2003, the Company’s shares were listed for trading on the CNQ under the symbol “AGBT.U”.  The listing was pursued to facilitate access to trading in the Company’s shares for investors and investment dealers in Canada. On July 8, 2005, pursuant to the Company’s name change to Bassett Ventures Inc., the Company began trading on the OTCBB Market under the trading symbol “BAVNF” and on the CNQ under the trading symbol “BAVI.U”.  Effective June 25, 2007, in conjunction with its name change to Arris Resources Inc., the Company’s shares began trading on the CNQ under the symbol “ARIS.U".

On December 31, 2006, 9,216,843 common shares of the Company were outstanding.  The closing price of the Company’s common shares on the CNQ on December 31, 2006 was US$0.22 ($0.26 CDN).  The following summarizes the reported high and low prices for the periods indicated on the CNQ:

	High	Low
Monthly Stock Prices
May 2007	US$0.95	US$0.22
April 2007	US$0.28	US$0.21
March 2007	US$0.21	US$0.20
February 2007	US$0.25	US$0.25
January 2007	US$0.26	US$0.20
December 2006	US$0.265	US$0.25
Quarterly Stock Prices
Fiscal 2006
Fourth Quarter	US$0.265	US$0.11
Third Quarter	US$0.39	US$0.16
Second Quarter	US$0.32	US$0.16
First Quarter	US$0.30	US$0.18
Fiscal 2005
Fourth Quarter	US$0.30	US$0.10
Third Quarter	US$0.25	US$0.10
Second Quarter	US$0.10	US$0.02
First Quarter	US$0.11	US$0.05

Annual Stock Prices
Fiscal 2006	US$0.39	US$0.11
Fiscal 2005 (1)	US$0.30	US$0.05
Fiscal 2004	US$0.35	US$0.09
Fiscal 2003 (2)	US$0.25	US$0.21
Fiscal 2002	N/A	N/A

(1)

The Company’s shares were consolidated on the basis of four old shares for one new share on July 7, 2005.

(2)

The Company commenced trading on the CNQ on December 17, 2003.

B.

Plan of Distribution

Not applicable.

C.

Markets

The Company’s common shares trade on the OTCBB Market under the trading symbol “BAVNF”, and  on the CNQ under the trading symbol “ARIS.U”.

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

26

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

Common Shares

The Company is authorized to issue an unlimited number of common shares without nominal or par value of which, as at May 31, 2007, 10,216,843 common shares are issued and outstanding as fully paid and non-assessable.  At May 31, 2007 there were 4,000,000 share purchase warrants outstanding, each exercisable to purchase an additional common share in the capital of the Company at US$0.12 per share until June 14, 2007 and at US$0.15 per share thereafter until June 14, 2008.  At May 31, 2007, there were no common shares reserved under the Company’s stock option plan.  (see Item 6.E - Directors, Senior Management and Employees – Share Ownership – Stock Options”). The holders of the common share are entitled to vote at all meetings of shareholders, except meetings at which only holders of a specified class of shares are entitled to vote, and on every poll taken at every such meeting, or adjourned meeting, every holder of Common Shares shall be entitled to one vote in respect of each Common Share held.

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

(2)

otherwise, 10 days.

C.

Material Contracts

The Company did not enter into any material contracts during fiscal 2006.

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

ITEM 16.

ITEM 16A.

AUDIT COMMITTEE FINANCIAL EXPERT

As at the date hereof, the Audit Committee is composed of Messrs. Parmjeet Johal, Harpreet Janda and Tajinderjit Johal.  The Board has determined that Mr. Janda is an “audit committee financial expert” as defined in Item 16.A of Form 20-F.  Mr. Janda is not an “independent director” under Rule 4200(a)(15) of the National Association of Securities Dealers listing standards, as such standards may be amended and modified.

ITEM 16B.

CODE OF ETHICS

The Company has not yet adopted a written “code of ethics” that meets the new United States' Sarbanes-Oxley standards.  The Board believes that its existing standards and procedures are adequate for its purposes.  The Company believes that its management structure and corporate culture effectively deter wrongdoing and promote honest and ethical conduct, full, fair and accurate, timely, and understandable disclosure in reports and documents, compliance with applicable governmental laws, rules and regulations, prompt internal reporting of unethical conduct and accountability for adherence to the conduct standards.  The Company has no employees and its officers are also directors, thus eliminating any split between the Company’s management and the directors who are responsible to safeguard shareholder interests.  As a result, the Company believes that the activities of the Company’s officers, employees and other agents can be easily monitored by its directors, thus eliminating the need for a formal written code of ethics.

ITEM 16C.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

UHY LDMB Advisors Inc., Chartered Accountants (“LDMB”), are the independent auditors of the Company and examined the financial statements of the Company for the fiscal years ending December 31, 2006 and 2005.  LDMB performed the services listed below and were paid the corresponding fees for the fiscal years ended December 31, 2006 and 2005.

Audit Fees

Fees billed by LDMB for professional services totaled $27,627 for the year ended December 31, 2005 and $8,000 for the year ended December 31, 2006.  Such fees were for the audit of the Company’s annual financial statements and for services in connection with statutory and regulatory filings for such fiscal years.

Tax Fees

Fees for tax services billed by LDMB, including tax compliance, tax advice and tax planning work, totaled $2,100 for the year ended December 31, 2005 and accrued fees for tax services totaled $1,000 for the year ended December 31, 2006.

All Other Fees

No other fees were billed by LDMB during the fiscal years ended December 31, 2005 and December 31, 2006.

Audit Committee Policies and Procedures

The audit and review services provided to the Company by LDMB in the fiscal years ended December 31, 2006 and December 31, 2005 were pre-approved by the Company's audit committee.  Prior to engaging LDMB to perform audit and review services, the Company's audit committee reviews the service to be provided and the fee to be paid by the Company for such service and assesses the impact of the service on the auditor's independence.

ITEM 16D.

EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable.

ITEM 16E.

PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

No purchases of shares or any other units of any class of the Company’s equity securities have been made by or on behalf of the Company, or any affiliated purchaser.

PART III

ITEM 17.

FINANCIAL STATEMENTS

The Consolidated Financial Statements have been prepared in accordance with Canadian GAAP and are presented in Canadian dollars.  There are material measurement differences between United States and Canadian GAAP.  A reconciliation of the financial statements to United States GAAP is set forth in Note 11 to the Consolidated Financial Statements.

Financial Statements

Auditors’ Report dated April 24, 2007.

Balance Sheets at December 31, 2006 and 2005.

Statements of Operations and Deficit for the Years Ended December 31, 2006 and 2005.

Statements of Shareholders’ Equity for the Years Ended December 31, 2006 and 2005.

Statements of Cash Flows for the Years Ended December 31, 2006 and 2005.

Notes to Financial Statements for the Years Ended December 31, 2006 and 2005.

Management Discussion and Analysis for the Year Ended December 31, 2006.

BASSETT VENTURES INC.

Financial Statements

(Stated in Canadian Dollars)

December 31, 2006

■ South Surrey 1688 – 152nd Avenue Suite 306 South Surrey, BC Canada V4A 4N2 Phone 604 538 1611 Fax 604 538 1633 Other Offices: Vancouver Langley Web www.ldmb.com

AUDITORS' REPORT

To the Shareholders of:

Bassett Ventures Inc.

We have audited the balance sheets of Bassett Ventures Inc as at December 31, 2006 and 2005 and the statements of operations and deficit and cash flows for each of the years in the three-year period ended December 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the United States Public Company Accounting Oversight Board.  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2006 and 2005 and the results of its operations and cash flows for each of the years in the three-year period ended December 31, 2006 in accordance with Canadian generally accepted accounting principles.

COMMENTS BY AUDITOR ON CANADA – UNITED STATES OF AMERICA REPORTING DIFFERENCE

The standards of the United States Public Company Accounting Oversight Board require the addition of an explanatory paragraph when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in Note 1 to the financial statements. Although we conducted our audits in accordance with both Canadian generally accepted auditing standards and the standards of the United States Public Company Accounting Oversight Board, our report to the shareholders is expressed in accordance with Canadian reporting standards which do not permit a reference to such conditions and events in the auditors’ report when these are adequately disclosed in the financial statements.

Chartered Accountants

Surrey, British Columbia

April 24, 2007

BASSETT VENTURES INC.

Balance Sheets

(Stated in Canadian Dollars)

	As at December 31
	2006	2005
	$	$
Assets
Current assets
Cash and cash equivalents	558,158	17,163
Amounts receivable	2,906	8,938
	561,064	26,101

Equipment (note 4)	7,473	6,522
	568,537	32,623

Liabilities
Current Liabilities
Accounts payable and accrued liabilities	157,437	150,636
Loan payable (note 5)	-	16,500
	157,437	167,136

Shareholders’ equity (deficiency)
Share capital (note 7(a))	1,830,287	1,174,911
Contributed surplus (note 7(b))	670,374	670,374
Deficit	(2,089,561)	(1,979,798)
	411,100	(134,513)
	568,537	32,623

See accompanying notes to the financial statements

Continuance of Operations (note 1)

Approved by the Board of Directors:
Curt Huber	Harpreet Janda
Director	Director

BASSETT VENTURES INC.

Statements of Operations and Deficit

(Stated in Canadian Dollars)

	For the years ended December 31
	2006	2005	2004
	$	$	$
Expenses
Advertising and promotion	1,000	399	5,924
Amortization	1,890	1,814	813
Bank charges	773	558	1,267
Management and consulting	55,000	95,803	135,625
Office	1,245	3,304	10,647
Professional fees	31,619	56,108	41,401
Rent	7,536	16,982	18,860
Stock-based compensation (notes 3 and 8(b))	-	-	298,883
Travel and accommodation	-	-	8,524
Trust and filing fees	11,455	17,737	18,612
Wages and benefits	8,068	11,461	7,314

Loss before other items:	(118,586)	(204,166)	(547,870)
Interest income	8,823	68	184
Loss on disposal of equipment	-	-	(1,252)
Net loss from continuing operations	(109,763)	(204,098)	(548,938)

Net income (loss) from discontinued operations (note 4)	-	975	(169,501)

Net loss for the year	(109,763)	(203,123)	(718,439)
Deficit, beginning of year	(1,979,798)	(1,776,675)	(1,058,236)
Deficit, end of year	(2,089,561)	(1,979,798)	(1,776,675)

Basic loss per common share	(0.02)	(0.06)	(0.16)
Basic loss per common share from continued operations	(0.02)	(0.06)	(0.12)
Basic loss per share from discontinued operations	(0.00)	(0.00)	(0.04)

Weighted average number of common shares outstanding	6,942,870	3,655,165	4,405,835

See accompanying notes to the financial statements

BASSETT VENTURES INC.

Statements of Cash Flows

(Stated in Canadian Dollars)

	For the years ended December 31
	2006	2005	2004
	$	$	$
Cash Provided by (Used for):
Operating Activities
Net loss for the year from continuing operations	(109,763)	(204,098)	(548,938)
Adjustment for items which do not involve cash:
Amortization	1,890	1,814	813
Stock-based compensation	-	-	298,883
Loss on disposal of equipment	-	-	1,252
	(107,873)	(200,384)	(247,990)
Changes in non-cash working capital components:
Prepaid expenses	-	967	(967)
Amounts receivable	6,032	(8,938)	4,558
Accounts payable and accrued liabilities	6,801	63,522	(49,155)
Loan payable	(16,500)	16,500	-
	(111,540)	(130,233)	(293,554)
Investing Activities
Investment in subsidiary	-	-	(179,230)
Purchase of equipment	(2,841)	(4,294)	(4,755)
	(2,841)	(4,294)	(183,985)
Financing Activities
Common shares issued for cash, net of issue costs	655,376	150,000	460,100

Increase (decrease) in cash and cash equivalents from continuing operations	540,995	15,473	(17,439)
Decrease in cash and cash equivalents from discontinued operations	-	(14,129)	(44,442)
Increase (decrease) in cash and cash equivalents	540,995	1,344	(61,881)

Cash and cash equivalents from continued operations, beginning of year	17,163	1,690	19,129
Cash and cash equivalents from discontinued operations, beginning of year	-	14,129	58,571
Cash and cash equivalents, beginning of year	17,163	15,819	77,700

Cash and cash equivalents from continued operations, end of year	558,158	17,163	1,690
Cash and cash equivalents from discontinued operations, end of year	-	-	14,129
Cash and cash equivalents, end of year	558,158	17,163	15,819
Supplemental information:
Interest paid	-	-	6,958
Interest received	8,823	68	184
Non-cash activities
Equipment acquired under capital lease	-	-	22,787
Shares issued for investor relations services	-	-	28,000

See accompanying notes to the financial statements

1.

NATURE AND CONTINUANCE OF OPERATIONS

The Company is incorporated in British Columbia, Canada and through its former wholly owned subsidiary, AssistGlobal Inc. (“AGI”), was engaged in the business of developing, selling, hosting and supporting project and facility management software.  In June 2005, AGI was distributed to shareholders of AGI upon the redemption of their company shares.

These financial statements have been prepared assuming the Company will continue on a going-concern basis. The Company has an accumulated operating deficit of $2,089,561 at December 31, 2006 (2005 - $1,979,798). The ability of the Company to continue as a going-concern depends upon its ability to develop profitable operations and to continue to raise adequate equity financing to fund its operations.

There can be no assurance that the Company will be able to continue to raise funds in which case the Company may be unable to meet its obligations. Should the Company be unable to continue as a going-concern, the net realizable value of its equity may be materially less than the amount recorded on the balance sheet.

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

These financial statements are prepared in accordance with generally accepted accounting principles (“GAAP”) in Canada.  As described in note 11, these principles differ in certain respects from principles and practices generally accepted in the United States (“US”).  Summarized below are those policies considered particularly significant to the Company.

Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of any contingent assets and liabilities as at the date of the financial statements, as well as the reported amounts of revenues earned and expenses incurred during the period.  Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents are comprised of cash and short-term notes and bank deposits with an original maturity of one year or less.

Equipment

Office furniture and computer equipment are recorded and amortized over their estimated useful economic lives using the declining balance method at annual rates of 20% and 30% respectively.  Leasehold improvements are amortized on a straight-line basis over six years.

Asset Retirement Obligations

The fair value of a liability for an asset retirement obligation is recognized on an undiscounted cash flow basis when a reasonable estimate of the fair value of the obligation can be made.  The asset retirement obligation is recorded as a liability with a corresponding increase to the carrying amount of the related long-lived asset.  Subsequently, the asset retirement cost is allocated to expense using a systematic and rational method and is adjusted to reflect period-to-period changes in the liability resulting from the passage of time and from revisions to either expected payment dates or the amounts comprising the original estimate of the obligation.  As at December 31, 2006, the Company does not have any asset retirement obligations.

Stock-Based Compensation

The Company accounts for stock-based compensation using a fair value-based method. under this method, stock-based compensation is recorded as an expense over the expected life of the option, with a corresponding increase in contributed surplus. Stock-based compensation expense is based on the estimated fair value of the related stock option at the time of the grant using the Black-Scholes option model. When stock options are exercised, the consideration paid to the Company. along with amounts previously credited to contributed share capital. forfeitures are accounted for as they occur and result in a reduction of compensation expense if the options have not vested.

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES   (continued)

Future Income Taxes

The Company accounts for potential future net tax assets which are attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and which are  measured using tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be settled.  When the future realization of income tax assets does not meet the test of being more likely than not to occur, a valuation allowance in the amount of the potential future benefit is taken and no net asset is recognized.  Such an allowance has been applied to all potential income tax assets of the Company.

Retirement of Long-Lived Assets

Long-lived assets are assessed for impairment when events and circumstances warrant or when the carrying amounts of the assets exceeds its estimated undiscounted net cash flow from use, or its fair value, at which time the impairment is charged to earnings.

Loss per share

Loss per share has been calculated using the weighted-average number of common shares outstanding during each year.  Diluted loss per share is not presented as it is anti-dilutive to the loss per share figures.

3.

DISCONTINUED OPERATIONS

On July 6, 2003, the Company acquired all the issued and outstanding common shares of AGI in exchange for 10,350,000 common shares of the Company and accounted for the transaction as a reverse takeover.

Due to unsuccessful efforts of the Company to secure financing for AGI’s operations, the board of directors of each of the Company and AGI determined that it was in the best interests of both companies that the Company divest itself all of its interest in AGI to the former principal shareholders.

As a result, during the comparative year, the Company distributed its shares of AGI to certain officers and employees of AGI who surrendered 1,688,992 shares of the Company.  These surrendered shares were cancelled and returned to treasury.  As part of the transaction, the Company forgave $279,230 of intercorporate debt owed by AGI to the Company and transferred its ownership of AssistGlobal (USA) Inc. to AGI.

	2006	2005	2004
	$	$	$

Revenue	$-	$412,133	$690,403
Direct costs	-	265,587	489,329
Gross margin	-	146,546	201,074

Expenses
Amortization	-	7,007	22,372
General and administrative	-	134,681	341,245
Interest	-	3,883	6,958
	-	145,571	370,575
Net income (loss) from discontinued operations	$-	$975	$(169,501)

3.

DISCONTINUED OPERATIONS    (continued)

Assets and liabilities of discontinued operations reflected in the balance sheet at December 31, 2004 were comprised of:

Assets
Current
Amounts receivable	$197,819
Prepaid expenses	43,454
241,273

Property and equipment	65,967
Intangible assets	1
$307,241

Liabilities
Current
Accounts payable and accrued liabilities	$163,516
Demand loan	100,000
Unearned revenue	72,762
Capital lease obligations, current	19,133
355,411

Capital lease obligations	5,652
Promissory notes payable	50,000
$411,063

4.

EQUIPMENT

		December 31 2006		December 31 2005
		Accumulated	Net Book	Net Book
	Cost	Amortization	Value	Value
	$	$	$	$

Furniture and fixtures	3,413	661	2,752	1,595
Computer equipment	5,954	3125	2,829	2,615
Leasehold improvements	2,522	630	1,892	2,312

	11,889	4,416	7,473	6,522

5.

LOAN PAYABLE

The loan payable was unsecured, non-interest bearing and had no fixed terms of repayment.  The Company repaid the loan during the current year.

6.

RELATED PARTY TRANSACTIONS

Professional, management and consulting fees of $30,000 were charged in the current year (2005 - $90,000 2004 - $192,117) by directors and former directors of the Company and for private companies controlled by them.

All transaction with related parties have occurred in the normal course of operations and are measured at their fair value as determined by management.

7.

SHARE CAPITAL

a)

Authorized share capital consists of unlimited common shares without par value.

	2006		2005		2004
	Number of Shares	$	Number of Shares	$	Number of Shares	$
Balance, beginning of year	4,216,843	1,113,704	17,623,343	1,132,603	16,003,343	553,180
Stock options exercised	-	-	-	-	1,000,000	423,823
Private placements (1)	5,000,000	655,376	1,500,000	150,000	420,000	127,600
Services	-	-	-	-	200,000	28,000
Consolidation 4:1	-	-	(13,217,508)	-	-	-
Shares returned to treasury (note 3)	-	-	(1,688,992)	(168,899)	-	-
Balance, end of year	9,216,843	1,769,080	4,216,843	1,113,704	17,623,343	1,132,603

(1)Net issue costs of $3,091 (2004 – 9,793)

b)

Stock Options

The Corporation has an incentive stock option plan authorizing the Company to issue incentive stock options to directors, officers, employees and consultants of the Company.  No specific vesting terms are required.  The option price shall be no less than the fair market value of the Company’s shares on the date of the grant.

The following is a summary of the changes in the Company’s outstanding stock options for 2006, 2005 and 2004.

	2006		2005		2004
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
		$		$		$
Balance at beginning of year	414,000	1.12	2,606,000	0.29	1,388,333	0.39
Granted	-	-	-	-	2,550,000	0.26
Exercised	-	-	-	-	(1,000,000)	0.33
Expired/Cancelled/Consolidated	(11,667)	1.31	(2,192,000)	-	(332,333)	0.39
Outstanding at end of fiscal year (1)	402,333	0.96	414,000	1.12	2,606,000	0.29

(1) At December 31, 2006, the weighted-average remaining contractual life of stock options outstanding is 2.33 years (2005 – 3.33 years; 2004 – 4.33 years).

The fair value of employee options, agents options and agents warrants included in the expense figures, has been estimated using the Black-Schools Option Pricing Model based on the following assumptions:

	2006	2005	2004
Risk-free interest rate (%)			4%
Expected life (years)			5 years
Expected volatility (%)			103%
Expected dividend yield (%)			0%

Option pricing models require the input of highly subjective assumptions, particularly as to the expected price volatility of the stock.  Changes in these assumptions can materially affect the fair value estimate and therefore it is management’s view that the existing models do not necessarily provide a single reliable measure of the fair value of the Company’s stock option grants.

7.

SHARE CAPITAL (continued)

c)

Warrants

The following is a summary of the changes in the Company’s outstanding warrants for 2006, 2005 and 2004.

	2006		2005		2004
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
		$		$		$
Balance at beginning of year	-	-	-	-	-	-
Granted	5,000,000	0.16	-	-	-	-
Balance at end of year (1)	5,000,000	0.16	-	-	-	-

(1)

At December 31, 2006 the weighted average remaining life of warrants outstanding is 1.45 years.

8.

COMPARATIVE FIGURES

Certain of the prior years’ figures have been reclassified to conform with the current year’s financial statement presentation.

9.

INCOME TAXES

A reconciliation of income taxes at statutory rates is as follows:

	2006	2005
	$	$

Net loss for the year	(109,763)	(204,098)

Expected income tax recovery	(37,451)	(72,670)
Net adjustment for amortization, deductible and non-deductible amounts	856	646
Unrecognized benefit of current non-capital loss	36,595	72,024
Total income taxes	-	-

The significant components of the Company’s future income tax assets are as follows:

	2006	2005
	$	$

Future income tax assets:
Equipment tax pool in excess of carrying value	1,969	1,382
Non-capital loss carry forwards	247,076	220,431
	249,045	221,813
Valuation allowance	(249,045)	(221,813)
Net future tax assets	-	-

The Company has non-capital losses of approximately $724,000 (2005 - $619,000), which are available to reduce future taxable income in Canada and which expire between 2010 and 2026. Subject to certain restrictions the Company also has equipment expenditures of approximately $13,000 (2005 - $10,000) available to reduce taxable income in future years.  The Company has not recognized any future benefit for these tax losses and equipment deductions, as it is not considered likely that they will be utilized.

10.

FINANCIAL INSTRUMENTS

The carrying amounts of: cash and cash equivalents; amounts receivable; accounts payable and accrued liabilities approximate their fair values due to the short-term maturity of these instruments.

Management is of the opinion that the Company is not subject to significant interest, currency or credit risks on the financial instruments included in these financial statements, except as noted.

11.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP)

The Company’s financial statements have been prepared in accordance with Canadian GAAP, which differs in certain respects from U.S. GAAP.  The Company’s net loss reported under Canadian GAAP is consistent with the net loss and comprehensive income that would be reported under U.S. GAAP.

BASSETT VENTURES INC.

(FORMERLY ASSISTGLOBAL TECHNOLOGIES CORP.)

MANAGEMENT DISCUSSION AND ANALYSIS

For the period ended December 31, 2006

1.1

Date

This Management Discussion and Analysis (“MD&A”) of Bassett Ventures Inc. (formerly AssistGlobal Technologies Corp.) (the “Company” or “Bassett”) has been prepared by management as of April 30, 2007 and should be read in conjunction with the audited financial statements and related notes thereto of the Company, as at and for the years ended December 31, 2006 and 2005, which were prepared in accordance with Canadian generally accepted accounting principles.

This MD&A may contain forward-looking statements in respect of various matters including upcoming events. The results or events predicted in these forward-looking statements may differ materially from actual results or events. The Company disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Historical results of operations and trends that may be inferred from the following discussions and analysis may not necessarily indicate future results from operations.

1.2

Over-all Performance

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

As a result, during fiscal 2005, the Company disposed of the assets of AGI and the officers and employees of AGI surrendered 1,688,992 shares of the Company. These surrendered shares were cancelled and returned to treasury. As part of the transaction, the Company forgave $279,230 of intercorporate debt owed by AGI to the Company and transferred its ownership of AssistGlobal (USA) Inc. to AGI.

The disposition of the assets of AGI was approved by special resolution passed at the annual shareholder meeting held June 16, 2005.

Effective July 7, 2005, the Company consolidated its share capital on the basis of one new share for every four old shares and changed its name to Bassett Ventures Inc.

History and Overview

The Company was incorporated by registration of its memorandum and articles under the laws of the Province of British Columbia on September 15, 1987, under the name “Grand Resources Inc.”  The Company changed its name from “Grand Resources Inc.” to “Bay Street Ventures Inc.” effective November 18, 1987.  The Company changed its name from “Bay Street Ventures Inc.” to “Cenco Petroleum Ltd.” effective September 20, 1991.  The Company changed its name from “Cenco Petroleum Ltd.” to “IGC Internet Gaming Corporation” and subdivided its share capital on a 1.5 new shares for 1 old share basis effective August 7, 1996.  The Company changed its name from “IGC Internet Gaming Corporation” to “IGN Internet Global Network Inc.” effective November 21, 1996.  The Company changed its name from “IGN Internet Global Network Inc.” to “AssistGlobal Technologies Corp.” and consolidated its share capital on a 1 new share for 3 old shares basis effective September 23, 2003.  The Company changed its name from “AssistGlobal Technologies Corp.” to Bassett Ventures Inc. and consolidated its share capital on a 1 new share for 4 old shares basis effective July 5, 2005.

The Company’s common shares have been listed on the TSX Venture Exchange (formerly Canadian Venture Exchange) (the “Exchange”) since September 28, 1993 (trading symbol “IGN”).  As of November 19, 1997, the Company’s common shares received clearance for an unpriced quotation on the OTC Bulletin Board by the NASD Regulation, Inc. in the United States under the trading symbol “IGNIF”.  Effective January 30, 1998, the Company’s common shares commenced trading on the Berlin Stock Exchange having a trading symbol “IGN GR”.  On July 29, 2003, the common shares of the Company were voluntarily delisted from the Exchange at the request of the Company.  The Company had traded on the OTCBB Market under the trading symbol “AGBTF” and on the Canadian Trading and Quotation System (“CNQ”) under the trading symbol “AGBT.U”.  Effective August 30, 2004, the Company’s common shares had been listed on the Frankfurt Stock Exchange (“FWB”), an international trading centre, under the symbol “IGN1”. The FWB is that is the largest of the eight German stock exchanges and is operated by Deutsche Börse AG.  On July 8, 2005, the Company began trading on the OTCBB Market under the trading symbol “BAVNF” and on the Canadian Trading and Quotation System (“CNQ”) under the trading symbol “BAVI.U”.

On July 6, 2003, the Company entered into a definitive acquisition agreement (the “Acquisition Agreement”), with AGI and its principal shareholders to acquire all of the issued and outstanding shares of AGI in exchange for the issuance of 10,350,000 post consolidated common shares of the Company at a deemed price of $0.35 per share. The transaction was treated as an exempt take over bid in the Province of British Columbia. As part of the transaction, the Company consolidated its common shares on a 1 new share for 3 old share basis and changed its name to AssistGlobal Technologies Corp.

During fiscal 2005, the Company suspended its operations and wrote-off its subsidiary and all of its assets.

During the year ended December 31, 2005, the Company changed its name to Bassett Ventures Inc. and consolidated its issued and outstanding common shares on the basis of one new common share for every four existing common shares, as approved by the shareholders of the Company at its AGM.

1.3

Selected Annual Information

December 31,	Total Assets	Total Long-Term Financial Liabilities	Total Revenues	Gross Profit	Loss	Loss per share
2006	$ 568,537	$ Nil	$ Nil	$ Nil	$ 109,763	$ 0.02
2005	32,623	Nil	Nil	Nil	203,123	0.06
2004	313,938	55,652	690,403	201,074	718,439	0.16

1.4

Results of Operations

The Company recorded a net loss for the year ended December 31, 2006 of $109,763 or $0.02 per share as compared to a net loss of $203,123 or $0.06 per share for the year ended December 31, 2005 a decrease in net loss by $93,360.  The net loss for the year ended December 31, 2006 comprised of a net loss of $204,098 from continued operations and a net income of nil from discontinued operations.  The net loss for the year ended December 31, 2005 comprised of a net loss of $204,098 from continued operations and a net income of $975 from discontinued operations.

Summary of Quarterly Results

The following is a summary of certain consolidated financial information concerning the Company for each of the last eight reported quarters:

Quarter ended	Total Revenues	Gross Profit (Loss)	Net Income (Loss)	Income (Loss) per share
December 31, 2006	$ -	$ -	$ (14,471)	$ (0.02)
September 30, 2006	-	-	(7,394)	(0.00)
June 30, 2006	-	-	(57,829)	(0.01)
March 31, 2006	-	-	(30,069)	(0.01)
December 31, 2005	-	-	(122,699)	(0.04)
September 30, 2005	-	-	116,775	0.04
June 30, 2005	164,667	(54,356)	(152,059)	(0.01)
March 31, 2005	254,958	151,773	(45,140)	(0.00)

1.6 / 1.7

Liquidity and Capital Resources

The Company reported a working capital of $403,627 at December 31, 2006 compared to a working capital deficiency of $141,035 at December 31, 2005, representing an increase in working capital of $544,662.  As at December 31, 2006, the Company had cash on hand of $558,158 compared to cash on hand of $17,163 at December 31, 2005.

The Company utilized cash for operations of $111,540 for the year ended December 31, 2006, utilized $2,841 of cash for the purchase of property and equipment and received $655,376 from the completion of a private placement of 5,000,000 shares at a price of US$0.12 per share.

The Company generated cash of $540,995 from continued operations for fiscal 2006 compared to cash utilized of $15,473 from continued operations, and cash utilized of $14,129 from discontinued operations for a net increase in cash of $1,344 for the same period in 2005.

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

During fiscal 2006, the Company raised $600,000 through a non-brokered private placement of 5,000,000 shares at $0.12 per share.

During fiscal, 2006, the Company completed a non-brokered private placement of up to 5,000,000 units (“Unit”) at a price of US$0.12 per unit for total gross proceeds of US$600,000. Each unit is comprised of one common share without par value in the share capital of the Company and one non-transferable share purchase warrant (“Warrant”).  Each Warrant will entitle the holder to purchase one additional common share at a price of US$0.12 per share for twelve months from the date of issuance and US$0.15 per share thereafter, to a maximum of two years from the date of issuance.

Financing is also potentially available through the exercise of outstanding 402,333 stock options (8,583 at $1.20 per share, 118,750 at US$1.20 per share, 37,500 at US$1.00 per share and 237,500 at US$0.60 per share) which expire between January 25, 2007 to August 25, 2009 and 5,000,000 share purchase warrants at US$0.12 per share in the first year from the date of issuance until June 14, 2007 and at US$0.15 per share thereafter until June 14, 2008.  However, there can be no assurance that any of these outstanding convertible securities will be exercised.

The Company will likely have more capital requirements after the financing mentioned above is completed for any material business acquisition and will therefore be required to raise additional funds.  In addition, if the Company’s plans change, its assumptions change or prove inaccurate, or its capital resources in addition to projected cash flow, if any, prove to be insufficient to fund operations, the Company may be required to seek additional financing. Although the Company has previously been successful in raising the funds required for its operations, there can be no assurance that the Company will have sufficient financing to meet its future capital requirements or that additional financing will be available on terms acceptable to the Company in the future.

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

1.8

Off-Balance Sheet Arrangements

The Company does not utilize off-balance sheet arrangements.

1.9

Transactions with Related Parties

All transactions with related parties have occurred in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties. The Company believes that the terms of the transactions were on terms as favorable as those which could have been negotiated with unaffiliated third parties.

The year end balances referred to below are unsecured, non-interest bearing, without specific terms of repayment and have arisen from the provision of services and loan advances as described.

Effective August 1, 2003, the Company entered into a Management Services Agreement (the “VCC Agreement”) with Varshney Capital Corp. (“VCC”), a private British Columbia company partially-owned by Peeyush Varshney, a former officer of the Company, pursuant to which the Company retained VCC to provide management services.  Praveen Varshney, a director of VCC, is a former director of the Company.  The VCC Agreement has an initial term of three years with compensation at the rate of $5,000 per month for management services. This agreement expires in August 2006.

Effective July 1, 2005, as a result of the disposition of AGI, VCC agreed to reduce its management fees to $2,500 per month.

During the year the Company paid or accrued $12,500 in management fees to VCC pursuant to the VCC Agreement.

During the period, $72,225 owing to a company controlled by a former officer of the Company pursuant to the VCC Agreement has been assigned to a third party pursuant to a debt settlement agreement.

Effective August 1, 2003, the Company entered into a Consulting Services Agreement (the “SNJ Agreement”) with SNJ Capital Ltd. (“SNJ”), a private British Columbia company wholly-owned by Sokhie Puar, a director of the Company, pursuant to which the Company retained SNJ to provide consulting services.  The SNJ Agreement has a term of three years with compensation at the rate of $5,000 per month for management services. This agreement expires in August 2006.

Effective July 1, 2005, as a result of the disposition of AGI, SNJ agreed to reduce its management fees to $2,500 per month.

During the year, the Company paid or accrued $12,500 in consulting fees to SNJ pursuant to the SNJ Agreement.

During the period, $35,310 owing to a company controlled by a director of the Company pursuant to the SNJ Agreement has been assigned to a third party pursuant to a debt settlement agreement.

As December 31, 2006, $22,222 was due to companies controlled by/or with common directors of the Company.

Fourth Quarter and subsequent events

April 19, 2007 - Mr. Curt Huber joined the Company as President and Director, replacing Mr. Sokhie uar, who has resign as President and Director.

Proposed Transactions

None.

Critical Accounting Estimates

Not applicable.

1.13

Changes in Accounting Policies including Initial Adoption

None.

1.14

Financial Instruments and Other Instruments

The carrying amounts of: cash and cash equivalents; accounts receivable; accounts payable and accrued liabilities; and demand loan approximate their fair values due to the short-term maturity of these instruments.

Management is of the opinion that the Company is not subject to significant interest, currency or credit risks on the financial instruments included in theses financial statements, except as noted.

1.15

Other MD&A Requirements

(a)

Authorized – Unlimited common shares without nominal or par value

Issued and outstanding: 9,216,843 common shares

(c)

Outstanding options at April 30, 2007: 402,333

Outstanding warrants at April 30, 2007: 5,000,000

Disclosure Controls and Procedures

Additional disclosures pertaining to the Company’s annual information form, material change reports, press releases and other information are available on the SEDAR website at www.sedar.com.

Management would like to thank you for your continued support. We look forward to updating the Company’s shareholders as opportunities for Bassett Ventures Inc. progress.

On behalf of the Board of Directors,

“Curt Huber”

Director

April 30, 2007

ITEM 18.

FINANCIAL STATEMENTS

See “Item 17.  Financial Statements.”

ITEM 19.

EXHIBITS

Exhibit	Description
1.1	Articles, as amended.
1.2	Name change certificate from Bassett Ventures Inc. to Arris Resources Inc.;
1.3	Name change certificate from AssistGlobal Technologies Corp. to Bassett Ventures Inc.;
1.4(1)	Name change certificate from IGN Internet Global Network Inc. to AssistGlobal Technologies Corp.
1.5	Notice of Articles under the Business Corporations Act of British Columbia dated June 29, 2007
1.6	Notice of Alteration under Form 11 of the Business Corporations Act of British Columbia, Section 257, dated June 29, 2007
4.1(1)	Management services agreement between AssistGlobal Technologies Corp. and Varshney Capital Corp. dated August 1, 2003
4.2(1)	Consulting services agreement between AssistGlobal Technologies Corp. and SNJ Capital Ltd. dated August 1, 2003
4.3(2)	2004 Stock Option Plan
4.4(2)	Amendment to Management Services Agreement with Varshney Capital Corp.
4.5(2)	Amendment to Consulting Services Agreement with SNJ Capital Ltd.
31.1	Section 302 Certification
31.2	Section 302 Certification
32.1	Section 906 Certification
32.2	Section 906 Certification

(1)

Incorporated by reference to Form 20-F filed on July 15, 2004.

(2)

Incorporated by reference to Form 20-F filed on July 11, 2005.

43

SIGNATURE

The registrant hereby certifies that it meets all of the requirement for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ARRIS VENTURES INC. (FORMERLY BASSETT VENTURES INC.)

“Curt Huber”

By:

Curt Huber

President & CEO

DATED:  June 28, 2007

EXHIBIT INDEX

Exhibit	Description
1.1	Articles, as amended.
1.2	Name change certificate from Bassett Ventures Inc. to Arris Resources Inc.;
1.3	Name change certificate from AssistGlobal Technologies Corp. to Bassett Ventures Inc.;
1.4(1)	Name change certificate from IGN Internet Global Network Inc. to AssistGlobal Technologies Corp.
1.5	Notice of Articles under the Business Corporations Act of British Columbia dated June 29, 2007
1.6	Notice of Alteration under Form 11 of the Business Corporations Act of British Columbia, Section 257, dated June 29, 2007
4.1(1)	Management services agreement between AssistGlobal Technologies Corp. and Varshney Capital Corp. dated August 1, 2003
4.2(1)	Consulting services agreement between AssistGlobal Technologies Corp. and SNJ Capital Ltd. dated August 1, 2003
4.3(2)	2004 Stock Option Plan
4.4(2)	Amendment to Management Services Agreement with Varshney Capital Corp.
4.5(2)	Amendment to Consulting Services Agreement with SNJ Capital Ltd.
31.1	Section 302 Certification
31.2	Section 302 Certification
32.1	Section 906 Certification
32.2	Section 906 Certification

(1)

Incorporated by reference to Form 20-F filed on July 15, 2004.

(2)

Incorporated by reference to Form 20-F filed on July 11, 2005.

Exhibit 31.1

CERTIFICATION

I, Curt Huber, certify that:

1.

I have reviewed this annual report on Form 20-F of Arris Resources Inc.;

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

“Curt Huber”

Date:  June 28, 2007

__________________________________________

Curt Huber, President and Director

(Principal Executive Officer)

Exhibit 31.2

CERTIFICATION

I, Harpreet Janda, certify that:

1.

I have reviewed this annual report on Form 20-F of Arris Resources Inc.;

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

“Harpreet Janda”

Date:  June 28, 2007

__________________________________

Harpreet Janda, Chief Financial Officer

(Principal Financial Officer)

Exhibit 32.1

CERTIFICATION PURSUANT TO

18 U.S.C. §1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the annual report of Arris Resources Inc. (the “Company”) on Form 20-F for the year ended December 31, 2006 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Curt Huber, President and Director of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1)

The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)

The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

“Curt Huber”

Date:

June 28, 2007

_________________________________________

Curt Huber, President and Director

(Principal Executive Officer)

Exhibit 32.2

CERTIFICATION PURSUANT TO

18 U.S.C. §1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the annual report of Arris Resources Inc.. (the “Company”) on Form 20-F for the year ended December 31, 2006 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Harpreet Janda, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1)

The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)

The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

“Harpreet Janda”

Date:

June 28, 2007

__________________________________

Harpreet Janda, Chief Financial Officer

(Principal Financial Officer)

49