Form 20-F
period 2007-12-31
Arris Resources Inc.
filed 2008-06-27
CIK 1036140

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2007
OR
	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 0-29208

Arris Resources Inc.

(formerly Basset Ventures Inc.)

(Exact name of Registrant as specified in its charter)

British Columbia, Canada

(Jurisdiction of incorporation or organization)

1250 West Hastings Street, Vancouver, British Columbia, Canada V6E 2M4

(Address of principal executive offices)

Lucky Janda, 1250 West Hastings Street, Vancouver, BC, V6E 2M4, Tel: (604) 687-0879  Fax (604) 408.9301

(Name, Telephone , E-Mail and/or Facsimile number and Address of Company Contact Person)

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

7,293,368 common shares

Indicate by check mark if the registrant is a well-known seasoned issuer.    Yes    ☑  No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes    ☑  No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  ☑  Yes      No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.

  Large accelerated filer      Accelerated filer    ☑  Non-accelerated filer

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP



International Financial Reporting Standards as issued



Other

☑

By the International Accounting Standards Board

If “Other” has been checked in response to previous questions, indicate by check mark which financial statement item the registrant has elected to follow.  ☑  Item 17      Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company as defined in Rule 12b-2 of the Exchange Act.  ☑  Yes      No

Unless otherwise indicated, all references herein are expressed in Canadian dollars and United States currency is stated as “US$”

THIS SUBMISSION SHOULD BE CONSIDERED IN CONJUNCTION WITH PREVIOUSLY FILED FORMS 20-F AND 6-K.  THE AUDITED FINANCIAL STATEMENTS AND NOTES THERETO ATTACHED ARE AN INTEGRAL PART OF THIS SUBMISSION.

TABLE OF CONTENTS

GLOSSARY OF TERMS		4
NOTE REGARDING FORWARD-LOOKING STATEMENTS		4
PART I		5
ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS	5
ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE	5
ITEM 3.	KEY INFORMATION	5
A.	Selected Financial Data	7
B.	Capitalization and Indebtedness	7
C.	Reasons for the Offer and Use of Proceeds	7
D.	Risk Factors	7
ITEM 4.	INFORMATION ON THE COMPANY	9
A.	History and Development of the Company	9
B.	Business Overview	10
C.	Organizational Structure	11
D.	Property	11
ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	11
A.	Operating Results	11
B.	Liquidity and Capital Resources	11
C.	Research and Development, Patents and Licenses, Etc.	12
D.	Trend Information	12
E.	Off Balance Sheet Arrangements	12
F.	Tabular Disclosure of Contractual Obligations	12
ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	12
A.	Directors and Senior Management	12
B.	Compensation	13
C.	Board Practices	15
D.	Employees	15
E.	Share Ownership	15
ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	16
A.	Major Shareholders	16
A. 1. a	Holdings by Major Shareholders	16
A. 2.	Canadian Share Ownership	17
A. 3.	Control of the Corporation	17
A. 4.	Change in Control Arrangements	17
B.	Related Party Transactions	17
C.	Interests of Experts and Counsel	17
ITEM 8.	FINANCIAL INFORMATION	18
A.	Financial Statements and Other Financial Information	18
B.	Significant Changes	18
ITEM 9.	THE OFFER AND LISTING	18
A.	Offer and Listing Details	18
B.	Plan of Distribution	19
C.	Markets	19
D.	Selling Shareholders	19
E.	Dilution	19
F.	Expenses of the Issue	19
ITEM 10.	ADDITIONAL INFORMATION	20
A.	Share Capital	20
B.	Memorandum and Articles of Association	21
C.	Material Contracts	22
D.	Exchange Controls	22
E.	Taxation	23
F.	Dividends and Paying Agents	30
G.	Statements by Experts	30
H.	Documents on Display	30
I	Subsidiary Information	31
ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	31
ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	31
PART II		31
ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	31
ITEM 14.	MATERIAL MODIFICATION TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	31
ITEM 15.	CONTROLS AND PROCEDURES	31
ITEM 16.		32
A.	AUDIT COMMITTEE FINANCIAL EXPERT	32
B.	CODE OF ETHICS	32
C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES	32
D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES	32
E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS	32
PART III.		33
ITEM 17.	Financial Statements	33
ITEM 18.	Financial Statements	33
ITEM 19.	Exhibits	33

GLOSSARY OF TERMS

Board	Board of Directors of the Company.
CNQ	Canadian Trading and Quotation System Inc.
Directors	The Directors of Arris Resources Inc.
GAAP	Generally accepted accounting principles.
GST	Goods and Services Tax of Canada.
Company	Arris Resources Inc.(formerly Basset Ventures Inc.), a corporation incorporated pursuant to the Business Corporations Act (BC).

Words importing the singular number only include the plural and vice versa, and words importing any gender include all genders.

NOTE REGARDING FORWARD-LOOKING STATEMENTS

Except for statements of historical fact, certain information contained in this Annual Report constitutes “forward-looking statements” within the meaning of section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results or achievements to be materially different from any future results or achievements expressed or implied by such forward-looking statements. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “estimates”, “predicts”, “potential”, “continue”, “believe” or “intends”, or stating that certain actions, events or results “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be “forward-looking statements.”  Such statements are included, among other places, in this document under the headings “Key Information”, “Information on our company” and “Operating and Financial Review and Prospects.”

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

PART I

ITEM 1.

IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.

OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.

KEY INFORMATION

A.

Selected Financial Data

This data has been derived from our audited financial statements, which have been prepared in accordance with accounting principles generally accepted in Canadian GAAP and reconciled for material measurement differences to U.S. GAAP.  Set forth in the following table are selected financial data with respect to our financial condition and results of operation for the years ended December 31, 2007, 2006, 2005, 2004 and 2003.

The selected financial and operating information as at December 31, 2007, 2006 and 2005 should be read in conjunction with the audited consolidated financial statements and notes thereto included elsewhere herein and in conjunction with Item 5 - “Operating and Financial Review and Prospects”. The selected financial data as at and for these periods have been extracted from, and are qualified by reference to the audited consolidated financial statements included herein at Item 17.  The selected financial data as at December 31, 2004 and for the year ended December 31, 2003 have been extracted from audited financial statements not included herein.

Fiscal Years ended December 31,
	2007	2006	2005	2004	2003
Revenues
Canadian GAAP	$–	$–	$–	$690,403	$651,290
U.S. GAAP	$–	$–	$–	$690,403	$651,290
Total Assets
Canadian GAAP	$922,340	$568,537	$32,623	$313,938	$268,531
U.S. GAAP	$922,340	$568,537	$32,623	$313,938	$268,531
Net Assets
Canadian GAAP	$773,782	$411,100	$(134,513)	$(184,237)	$(224,780)
U.S. GAAP	$773,782	$411,100	$(134,513)	$(184,237)	$(224,780)
Deficit
Canadian GAAP	$2,112,894	$2,089,561	$1,979,798	$1,776,675	$1,058,236
U.S. GAAP	$2,112,894	$2,089,561	$1,979,798	$1,776,675	$1,058,236
Net Income/(Loss)
Canadian GAAP	$(23,333)	$(109,763)	$(203,123)	$(718,439)	$(528,432)
U.S. GAAP	$(23,333)	$(109,763)	$(203,123)	$(718,439)	$(528,432)
Share capital
Canadian GAAP	$2,216,302	$1,830,287	$1,174,911	$1,132,603	$553,180
U.S. GAAP	$2,216,302	$1,830,287	$1,174,911	$1,132,603	$553,180
Weighted average number of shares outstanding[2]	4,188,847	1,843,368	3,655,165	4,405,835	3,722,725

Fiscal Years ended December 31,
	2007	2006	2005	2004	2003
Earnings (Loss) Per Share[1,2]
Canadian GAAP	$(0.01)	$(0.06)	$(0.24)	$(0.16)	$(0.16)
From continued operations	$(0.01)	$(0.06)	$(0.24)	$(0.12)	-
From discontinued operations	$(0.00)	$(0.00)	$(0.00)	$(0.04)	-
U.S. GAAP From continued	$(0.01)	$(0.06)	$(0.24)	$(0.16)	$(0.16)
operations
From discontinued operations	$(0.00)	$(0.00)	$(0.00)	$(0.04)	-
Cash provided by (used in) operating activities
Canadian GAAP	$(29,590)	$(95,040)	$(146,733)	$(293,544)	$(174,585)
U.S. GAAP	$(29,590)	$(95,040)	$(146,733)	$(293,544)	$(174,585)
Investing activities
Canadian GAAP	$(150,000)	$(2,841)	$(4,294)	$(183,985)	$(1,193)
U.S. GAAP	$(150,000)	$(2,841)	$(4,294)	$(183,985)	$(1,193)

1 Basic loss per share – Fully diluted loss per share has not been calculated due to its anti-dilutive effect.

2 On July 7, 2005, we consolidated our share capital on the basis of four old shares for one new share.  The weighted average number of shares outstanding and loss per share has been adjusted to reflect the consolidation.

Exchange Rates

Unless otherwise indicated, all monetary references herein are denominated in Canadian Dollars. References to “$” or “Dollars” are to Canadian Dollars and references to “US$” or “U.S. Dollars” are to United States Dollars.

The following table sets forth, for the periods indicated, the exchange rates based on the noon buying rate with the Federal Reserve Bank of New York for cable transfers in Canadian dollars.  Such rates are the number of United States dollars per one (1) Canadian dollar.

	Year Ended December 31,
	2007	2006	2005	2004	2003
Average for Period	US$1.065	US$1.1336	US$1.2089	US$1.2984	US$1.3905

The average exchange rate is based on the average of the exchange rates on the last day of each month during such periods.

The high and low exchange rates for each month during the previous six months are as follows:

Month Ended
	May	April	March	February	January	December
	2008	2008	2008	2008	2008	2007
High for Period	US$1.0187	US$1.0268	US$1.0275	US$1.0188	US$1.0294	US$1.0216
Low for Period	US$0.9840	US$1.0021	US$0.9841	US$0.9717	US$0.9905	US$0.9784

On December 31, 2007, the exchange rate was $0.9881.  As of May 31, 2008, the exchange rate was $0.9938

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

An investment in our securities is highly speculative and involves a high degree of risk and should only be made by investors who can afford to lose their entire investment.

Prior to making an investment decision, investors should consider the investment risks set forth below and those described elsewhere in this document, which are in addition to the usual risks associated with an investment in a business at an early stage of development.  Our directors consider the risks set forth below to be the most significant to potential investors in our company, but not all of the risks associated with an investment in securities of our company.  If any of these risks materialize into actual events or circumstances or other possible additional risks and uncertainties of which the directors are currently unaware or which they consider not to be material in connection with our business, actually occur, our assets, liabilities, financial condition, results of operations (including future results of operations), business and business prospects, are likely to be materially and adversely affected.  In such circumstances, the price of our securities could decline and investors may lose all or part of their investment.

Limited Operating History

We commenced our latest operations in September 2003 and disposed of our former business in July 2005; therefore, we have only a limited operating history upon which an evaluation of our business and prospects can be based. We incurred a net loss of $23,333 in the year ended December 31, 2007 and a net loss of $109,763 in the year ended December 31, 2006.

In view of the rapidly evolving nature of our business and markets and limited operating history, we believe that period-to-period comparisons of financial results are not necessarily meaningful and should not be relied upon as an indication of future performance.

Additional Capital Requirements

We have and may continue to have capital requirements in excess of our currently available resources.  In the event our plans change, our assumptions change or prove inaccurate or our capital resources in addition to projected cash flow, if any, prove to be insufficient to fund operations, we could be required to seek additional financing sooner than currently anticipated.

 To the extent that any such financing involves the sale of our equity securities, the interests of our then existing shareholders could be substantially diluted.  There can be no assurance that such financing will be available to us on terms acceptable to us, if at all.

Our Shares are considered penny stocks and are subject to the Penny Stock Rules

Rules 15g-1 through 15g-9 promulgated under the Exchange Act impose sales practice and disclosure requirements on certain brokers-dealers who engage in certain transactions involving a “penny stock." Subject to certain exceptions, a penny stock generally includes any equity security not traded on an exchange or quoted on NASDAQ that has a market price of less than U.S.$5.00 per share. Our shares are expected to be deemed penny stock for the purposes of the Exchange Act.  The additional sales practice and disclosure requirements imposed upon brokers-dealers may discourage broker-dealers from effecting transactions in our shares, which could severely limit the market liquidity of the shares and impede the sale of the shares in the secondary market.

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

Enforcement of Civil Liabilities

We are incorporated under the laws of British Columbia, Canada and all of our directors and officers are residents of Canada. Consequently, it may be difficult for United States investors to effect service of process within the United States upon us or upon those directors or officers who are not residents of the United States, or to realize in the United States upon judgments of United States courts predicated upon civil liabilities under the United States Securities Exchange Act of 1934.  A judgment of a U.S. court predicated solely upon such civil liabilities may be enforceable in Canada by a Canadian court if the U.S. court in which the judgment was obtained had jurisdiction, as determined by the Canadian court, in the matter.  There is substantial doubt whether an original action could be brought successfully in Canada against any of such persons or our company predicated solely upon such civil liabilities.

Conflict of Interest of Management

Certain of our directors and officers are also directors and officers of other natural resource companies.  Consequently, there exists the possibility for such directors and officers to be in a position of conflict.  Any decision made by any of such directors and officers relating to our company will be made in accordance with their duties and obligations to deal fairly and in good faith with our company and such other companies.

The Market Price of our Common Shares May Be Subject to Wide Price Fluctuations

The market price of our common shares may be subject to wide fluctuations in response to many factors, including variations in our operating results, divergence in financial results from analysts’ expectations, changes in earnings estimates by stock market analysts, changes in our business prospects, general economic conditions, changes in mineral reserve or resource estimates, results of exploration, changes in results of mining operations, legislative changes and other events and factors outside of our control.  In addition, stock markets from time to time have experienced extreme price and volume fluctuations, which, as well as general economic and political conditions, could adversely affect the market price for our common shares.

We are unable to predict whether substantial amounts of common shares will be sold in the open market.  Any sales of substantial amounts of common shares in the public market or the perception that such sales might occur, could materially and adversely affect the market price of our common shares.

We may be a Passive Foreign Investment Company, which may result in material adverse U.S. federal income tax consequences to U.S. investors.

 Investors in our common shares that are U.S. taxpayers should be aware that we may be a .passive foreign investment company. under Section 1297(a) of the U.S. Internal Revenue Code (a “PFIC”).  If we are or become a PFIC, generally any gain recognized on the sale of our common shares and any .excess distributions. (as specifically defined) paid on our common shares must be ratably allocated to each day in a U.S. taxpayer’s holding period for our common shares.  The amount of any such gain or excess distribution allocated to prior years of such U.S. taxpayer.s holding period for our common shares generally will be subject to U.S. federal income tax at the highest tax applicable to ordinary income in each such prior year, and the U.S. taxpayer will be required to pay interest on the resulting tax liability for each such prior year, calculated as if such tax liability had been due in each such prior year.

Alternatively, a U.S. taxpayer that makes a .qualified electing fund. (a “QEF”) election with respect to their investment generally will be subject to U.S. federal income tax on such U.S. taxpayer’s pro rata share of our .net capital gain. and .ordinary earnings, (as specifically defined and calculated under U.S. federal income tax rules), regardless of whether such amounts are actually distributed by us.  U.S. taxpayers should be aware, however, that there can be no assurance that we will satisfy record keeping requirements under the QEF rules or that we will supply U.S. taxpayers with required information under the QEF rules, in the event that we are a PFIC and a U.S. taxpayer wishes to make a QEF election. As a second alternative, a U.S. taxpayer may make a .market-to-market election. if we are a PFIC and our common shares are .marketable stock (as specifically defined).  A U.S. taxpayer that makes a market-to-market election generally will include in gross income, for each taxable year in which we are a PFIC, an amount equal to the excess, if any, of (a) the fair market value of our common shares as of the close of such taxable year over (b) such U.S. taxpayer’s adjusted tax basis in our common shares.

No Dividends

The payment of dividends on our common shares is within the discretion of the Board of Directors and will depend upon our future earnings, our capital requirements, our financial condition, and other relevant factors.  We do not currently intend to declare any dividends on our shares for the foreseeable future.

Acquisitions or other Business Transaction

We may, when and if the opportunity arises, acquire other products, technologies or businesses involved in activities, or having product lines, that are complementary to our business.  Acquisitions involve numerous risks, including difficulties in the assimilation of the operations, technologies and products of the acquired companies, the diversion of management’s attention from other business concerns, risks associated with entering markets or conducting operations with which we have no or limited direct prior experience and the potential loss of key employees of the acquired company.  Moreover, there can be no assurance that any anticipated benefits of an acquisition will be realized. Future acquisitions by us could result in potentially dilutive issuances of equity securities, the use of cash, the incurrence of debt and contingent liabilities, and write-off of acquired research and development costs, all of which could materially and adversely affect our financial condition, results of operations and cash flows.

ITEM 4.

INFORMATION ON THE COMPANY

A.

History and Development of the Company

Name and Incorporation

Our company was incorporated in British Columbia, Canada, by registration of our memorandum and articles under the British Columbia Company Act (since replaced by the British Columbia Business Corporations Act) on September 15, 1987, under the name “Grand Resources Inc.”  We changed our name to “Bay Street Ventures Inc.” effective November 18, 1987.  Subsequently, we changed our name to “Cenco Petroleum Ltd.” effective September 20, 1991.  On August 7, 1996, we changed our name to “IGC Internet Gaming Corporation” and concurrently subdivided our share capital on the basis of one and one-half old shares for one new share.

We changed our name to “IGN Internet Global Network Inc.” effective November 21, 1996 and on September 23, 2003 we changed our name to “AssistGlobal Technologies Corp.” and concurrently subdivided our share capital on the basis of three old shares for one new share.

On July 5, 2005, we changed our name to Bassett Ventures Inc. and concurrently consolidated our share capital on the basis of four old shares for one new share.  On June 13, 2007 we changed our name to “Arris Resources Inc.” and concurrently consolidated our share capital on the basis of five old shares for one new share.

We have been trading on the CNQ under the trading symbol “ARIS.U” since December 17, 2003.  CNQ is a stock market designed for trading the equity securities of emerging companies. Information regarding CNQ can be obtained from their website at www.cnq.ca.

Our shares have also been quoted on the OTC Bulletin Board under the trading symbol “IGN-IF” since November 19, 1997.

Previously, our shares traded on the TSX Venture Exchange, until we voluntarily delisted on July 29, 2003.  .

Our principal executive office is located at Suite 1250 West Hastings Street, Vancouver, B.C., Canada V6E 2M4.  Our registered and records office and address is Suite 1200, 750 West Pender Street, Vancouver, BC V6C 2T8.

B.

Business Overview

In February, 2007 we entered into a purchase and sale agreement (the “Agreement”) with Arctos Petroleum Corp. (“Arctos”) whereby Arctos agreed to sell to us an interest in the Alexander Area, Alberta property in consideration for a purchase price of $150,000 plus GST.

We hold a 30% working interest in 64 gross Ha (19.2 Net Ha) of onshore P&NG rights in Alexander, Alberta, located 75 kilometres northwest of Edmonton, Alberta.  The property includes a producing Ellerslie/Wabamun oil well at 6-7-57-1W5 and a 40% interest in an oil battery at 3-7-57-1W5. We are in a non-participation penalty position on both the well and battery and do not currently receive production or fee revenues from these assets.

An additional 960 gross Ha of non-producing land in this Area expired in 2007. We held an average 40% working interest in the expired lands.

On July 31, 2007 we completed a private placement of 5,250,000 units at a price of US$0.05 per unit, for gross proceeds of US$262,500. Each unit consists of one common share and one share purchase warrant, which entitles the holder to purchase, for a period of two years, one additional common share at an exercise price of US$0.065. A cash finder's fee of US$21,000 was paid in conjunction with this placement.

Historical

We were previously engaged in the business of developing, selling, hosting and supporting project and facility management software and providing other custom application solutions globally through our former wholly-owned subsidiary, AssistGlobal Inc. (“AGI”). The main proprietary line, Microview FM, was designed for use on PDA's. It records and updates facilities data on the spot for large scale reorganizations, employee moves, inventory, maintenance and inspection activities.

Pursuant to an acquisition agreement dated July 6, 2003 (the “Acquisition Agreement”) with AssistGlobal.com Communications Inc. (“AGI”) and its principal shareholders we agreed to acquire all of the issued and outstanding shares of AGI in exchange for the issuance of 10,350,000 of our common shares (the “IGN Shares”) at a deemed price of $0.35 per share.

We had two wholly owned subsidiaries: AssistGlobal Inc. (formerly AssistGlobal.com Communications Inc.) incorporated federally in February 2000 and AssistGlobal USA Inc. incorporated in the State of Nevada on September 23, 2003.

As were not able to secure financing for AGI’s operations, our board of directors together with the board of directors of AGI determined that it was in the best interests of both companies that we divest of all of our interest in AGI to the former principal shareholders.  We disposed of our assets of AGI and the officers and employees of AGI surrendered 1,688,992 of our shares. These surrendered shares were cancelled and returned to treasury. As part of the transaction, we forgave $279,230 of intercorporate debt owed to us by AGI and transferred our ownership of AssistGlobal (USA) Inc. to AGI.  The disposition of the assets of AGI was approved by special resolution passed at our annual shareholder meeting held June 16, 2005.

C.

Organizational Structure

We have two wholly-owned inactive subsidiaries, Arris Oil & Gas Inc. and Arris Minerals Inc., both British Columbia private companies.

D.

Property

Our principal executive offices and corporate offices are located at 1250 West Hastings Street, Vancouver, British Columbia, Canada V6E 2M4 and are shared with a number of other companies.  We rent our offices on an informal month-to-month lease.  The shared property provides office space to us for administrative and shareholder relation purposes.

ITEM 4A.

UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our financial condition, changes in financial condition and results of operations as at December 31, 2007, 2006 and 2005 should be read in conjunction with our audited consolidated financial statements and related notes included herein.  Unless expressly stated otherwise, all references to dollar amounts in this section are Canadian dollars.

A reconciliation of our financial statements to U.S. GAAP is set forth in Note 10 of the audited financial statements as of December 31, 2007 included herein at Part IV – Item 17.

A.

Operating Results

A comparison of the results of operations for the fiscal years ended December 31, 2007, 2006, and 2005 are as follows:

Year Ended December 31, 2007 as compared to Year Ended December 31, 2006

We recorded a net loss for the year ended December 31, 2007 of $23,333 or $0.01 per share as compared to a net loss of $109,765 or $0.06 per share for the year ended December 31, 2006, being a 79% decrease in net loss in the amount of $86,432.  The decreased loss in fiscal 2007 was the result of a waiver of management fees and rent and nominal wages in fiscal 2007 as a result of our discontinuing our former operations,  The general and administrative expenses incurred during fiscal 2007 primarily consisted of professional fees of $24,274 (2006 - $31,619), trust and filing fees of $19,502 (2006 - $11,455), foreign exchange loss of $17,609 (2006 - $Nil), administrative expenses of $3,785 (2006 - $Nil), management and consulting of $Nil (2006 - $55,000), wages and benefits of $29 (2006 - $8,068) and rent of $Nil (2006 - $7,536).

Year Ended December 31, 2006 as compared to Year Ended December 31, 2005

We recorded a net loss for the year ended December 31, 2006 of $109,763 or $0.06 per share as compared to a net loss of $203,123 or $0.24 per share for the year ended December 31, 2005, being a 46% decrease in net loss in the amount of $93,360.  The general and administrative expenses incurred during fiscal 2006 primarily consisted of management and consulting of $55,000 (2005 - $95,803), professional fees of $31,619 (2005 - $56,108), trust and filing fees of $11,455 (2005 - $17,737), wages and benefits of $8,068 (2005 - $11,461) and rent of $7,536 (2005 - $16,982).

B.

Liquidity and Capital Resources

We had cash and cash equivalents of $764,583 at December 31, 2007, compared to $558,158 at December 31, 2006, representing an increase of $206,425.  We had a working capital of $618,129 at December 31, 2007 compared to a working capital of $403,627 at December 31, 2006, representing an increase in working capital of $214,502.  The increase in cash and cash equivalent and resultant increase in working capital was the result of a US$262,500 private placement carried out during fiscal 2007.

We have sufficient funds on hand to fund our current operations for fiscal 2008.  We anticipate that we will operate at a loss for the foreseeable future.  Our management has continued to provide capital through equity financing.

During the year ended December 31, 2007 we issued an aggregate of 5,250,000 units at a price of US$0.05 per unit, for gross proceeds of US$262,500. Each unit consists of one common share and one share purchase warrant, which entitles the holder to purchase, for a period of two years, one additional common share at an exercise price of US$0.065. A cash finder's fee of US$21,000 was paid in conjunction with this placement.  We also issued 1,000,000 common shares upon the exercise of share purchase warrants for net proceeds of $132,420.

During fiscal 2006, we completed a non-brokered private placement of 5,000,000 units at a price of US$0.12 per unit for total gross proceeds of US$600,000. Each unit is comprised of one common share and one non-transferable share purchase warrant.  Each warrant entitles the holder to purchase one additional common share at a price of US$0.12 per share for twelve months from the date of issuance and US$0.15 per share thereafter, to a maximum of two years from the date of issuance.

Financing is also potentially available through the exercise of 5,250,000 share purchase warrants currently outstanding, with exercise price $0.065US per share. However, there can be no assurance that any of these outstanding convertible securities will be exercised.

We will likely have more capital requirements for any material business acquisition and will therefore be required to raise additional funds.  In addition, if our plans change, our assumptions change or prove inaccurate, or our capital resources in addition to projected cash flow, if any, prove to be insufficient to fund operations, we may be required to seek additional financing. Although we have previously been successful in raising the funds required for our operations, there can be no assurance that we will have sufficient financing to meet our future capital requirements or that additional financing will be available on terms acceptable to us in the future.

C.

Research and Development, Patents and Licenses, Etc.

Not applicable

D.

Trend Information

We do not know of any other trends, demands, commitments, events or uncertainties that will result in, or that are reasonably likely to result in, our liquidity either materially increasing or decreasing at present or in the foreseeable future.

E.

Off Balance Sheet Arrangements

We do not utilize off-balance sheet arrangements.

F.

Tabular Disclosure of Contractual Obligations

We did not have any contractual obligations as at December 31, 2007.

ITEM 6.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.

Directors and Senior Management

The following is a list of our directors and senior officers as at June 27, 2008, their municipalities of residence, their current positions with us and their principal occupations during the past five years.

Name and Municipality of Residence	Position(s) with the Company	Terms of the Various Offices Held	Principal Occupation
Lucky Janda (1) Richmond, BC Canada	President and Director	President and Chief Executive Officer since April 8, 2008.	Independent businessman with over 20 years experience in public companies and real estate development
Parmjeet Johal (2) North Vancouver, BC Canada	Director	Director since June 29, 2006.	Pharmacist since 1984, proprietor of a pharmacy.
Harpreet Janda (1) (2) Richmond, BC Canada	Chief Financial Officer, Secretary and Director	Chief Financial Officer, Secretary and Director since May 26, 2006.	Chief Financial Officer, MaxTech Ventures Inc. from May 26, 2006 to May 22, 2007. Account executive with Purolator Courier.
Sandeep Poonia (2) Richmond, BC Canada	Director	Director since June 19, 2008	15 years of experience in Land Development and Real Estate Management.

(1)

Harpreet Janda is the nephew of Lucky Janda.

(2)

Denotes member of our Audit Committee.

Directors were elected at our last annual general meeting held on June 17, 2008 and serve until our next annual general meeting of shareholders, or until their successors are appointed.  Officers are appointed by the Board of Directors and serve at the pleasure of the board.

Conflicts of Interest

There are no existing or potential conflicts of interest among our directors, officers or promoters as a result of their outside business interests with the exception that certain of our directors, officers and promoters serve as directors, officers and promoters of other companies, and, therefore, it is possible that a conflict may arise between their duties as a director, officer or promoter of the company and their duties as a director or officer of such other companies.

Our directors and officers are aware of the existence of laws governing accountability of directors and officers for corporate opportunity and requiring disclosures by directors of conflicts of interest and we will rely upon such laws in respect of any directors' and officers' conflicts of interest or in respect of any breaches of duty by any of our directors or officers.  All such conflicts will be disclosed by such directors or officers in accordance with the BCBCA, and they will govern themselves in respect thereof to the best of their ability in accordance with the obligations imposed upon them by law.

All of our directors are also directors, officers or shareholders of other companies that are engaged in the business of acquiring, developing and exploiting natural resource properties including properties in countries where we are conducting our operations.  Such associations may give rise to conflicts of interest from time to time.  Such a conflict poses the risk that we may enter into a transaction on terms which place us in a worse position than if no conflict existed.  Our directors are required by law to act honestly and in good faith with a view to our best interests and to disclose any interest which they may have in any project or opportunity of the company. However, each director has a similar obligation to other companies for which such director serves as an officer or director.  We have no specific internal policy governing conflicts of interest.

B.

Executive Compensation

The following table sets forth all annual and long term compensation for services in all capacities to us during the fiscal year ended December 31, 2007 and in the preceding two financial years, as applicable, in respect of each of the Chief Executive Officer and Chief Financial Officer and the other three most highly compensated executive officers as of December 31, 2007.

Name and Principal Position	Fiscal Year End	Annual Compensation			Long-Term Compensation			All Other Compen- sation ($)
					Awards		Payouts
	Salary ($)		Bonus ($)	Other Annual Compen- sation ($)	Securities Under Options/ SARs Granted (#)	Shares or Units Subject to Resale Restrictions ($)	LTIP Payouts ($)
Curt Huber (1) Former President	2007	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Sokhie Puar (2) Former President	2006 2005	Nil Nil	Nil Nil	(3) $42,500 (3) $45,000	Nil Nil	Nil Nil	Nil Nil	Nil Nil

(1)

Curt Huber was appointed as director and President on April 19, 2007 and resigned as President on April 8, 2008 and as a director on June 19, 2008.

(2)

Sokhie Puar resigned as a director and president on April 19, 2007.

(3)

Pursuant to a consulting agreement dated August 1, 2003 with SNJ Capital Ltd., we paid an aggregate of $5,000 per month during the fiscal year ended December 31, 2005.  Effective July 2005, the consulting fees were reduced to $2,500 per month. SNJ is a private British Columbia company, of which Sokhie Puar is the President

Long-Term Incentive Plans – Awards in Most Recently Completed Fiscal Year

We have no Long-Term Incentive Plan in place and therefore there were no awards made under any long-term incentive plan to the Named Executive Officers during our most recently completed financial year.  A “Long-Term Incentive Plan” is a plan providing compensation intended to motivate performance over a period of greater than one financial year, other than a plan for options, SAR’s (stock appreciation rights) or compensation through shares or units that are subject to restrictions on resale.

Option/SAR Grants During The Most Recently Completed Financial Year

No stock options were granted under our Stock Option Plan during the most recently completed financial year, to the Named Executive Officers.

Aggregated Option/SAR Exercises During The Most Recently Completed Financial Year

And Financial Year-End Option/SAR Values

No incentive stock options were exercised by the Named Executive Officers during the most recently completed financial year.  As of the year ended December 31, 2007 there were no stock options held by the Named Executive Officers.

Termination of Employment, Change in Responsibilities and Employment Contracts

As at December 31, 2007 no employment contracts existed between us and the Executive Officers.

There are no compensatory plans or arrangements with respect to the Named Executive Officers resulting from the resignation, retirement or other termination of employment or from a change of control of our company.

Compensation of Directors

No cash compensation was paid to any director for the director’s services as a director during the financial year ended December 31, 2007, other than the reimbursement of out-of-pocket expenses.  We have no standard arrangement pursuant to which directors are compensated by us for their services in their capacity as directors except for the granting from time to time of incentive stock options.  During the most recently completed financial year, no incentive stock options were granted to directors, including directors who are Named Executive Officers.

Stock Options

There are no outstanding stock options held by our directors and officers as at December 31, 2007.

C.

Board Practices

Our board of directors consists of five members, the terms of which expire at the general meeting of shareholders to be held in each year. The information regarding the term each director has served in office in “Item 6.A – Directors and Senior Management” is hereby incorporated by reference in response to this item 6.C.  Directors are elected by a majority of the votes of our common shares present in person or represented by proxy at our annual meeting of shareholders and entitled to vote at such election.  Each director will hold office until his or her term expires or until he or she resigns.  Executive officers serve at the discretion of the Board.  Officers are elected at the annual meeting of the directors held immediately after the annual general meeting of shareholders. The directors hold regularly scheduled meetings at which members of management are not in attendance.

None of our directors have entered into service contracts with us or any of our subsidiaries that provide for benefits upon their termination as a director.

We have granted and intend to continue to grant stock options to employees, directors, officers and consultants on terms and conditions established by the board of directors at the time of the grant and in accordance with our stock option plan and prevailing Exchange policy. Except as disclosed above under “Compensation of Directors”, our directors do not receive any monies for serving in their capacity as directors and there is currently no arrangement for the payment of any compensation in the future.

We have the following committees of the Board:

Audit Committee

The audit committee is comprised of at least three directors, the majority of whom are not employees, control persons or officers or any of our associates or affiliates. The Board appoints or re-appoints an audit committee after each annual shareholders’ meeting.

The Board of Directors has set up an audit committee which consists of Messrs. Parmjeet Johal, Harpreet Janda and Tajinderjit Johal.  The audit committee engages on our behalf the independent public accountants to audit our annual financial statements, and reviews and approves the planned scope of the annual audit.

D.

Employees

We presently have no employees.

E.

Share Ownership

As at May 31, 2008 our directors and officers do not own any securities of our company.

Stock Option Plan

We adopted a new Stock Option Plan (the “Plan”), which Plan was approved by the shareholders at our annual meeting held on June 17th, 2008.  Pursuant to the Plan we are permitted to grant up to 10% of our issued and outstanding shares for issuance to directors, officers, employees and consultants at prices set in accordance with the policies of the CNQ.  As of the date of this registration statement, there were no options outstanding; however, we may in the future grant options to key individuals.  A copy of the Stock Option Plan is attached to this Form 20-F as Exhibit 4.6.

The purpose of the Plan is to provide incentive to employees, officers, directors, management company employee and consultants who provide services to us and reduce the cash compensation we would otherwise have to pay.

The Plan is administered by the Board or, if the Board so elects, by a committee appointed by the Board. The Plan provides that options will be issued pursuant to option agreements (“Option Agreements”).  No optionee under the Plan shall be granted an option which exceeds the maximum number permitted by the CNQ.  Options issued pursuant to the Plan will have an exercise price determined by the Board of Directors provided that it is not less than the price permitted by the CNQ, or, if our shares are no longer listed on the CNQ, then such other exchange or quotation system on which our shares are listed or quoted for trading.

Options granted under the plan shall, unless sooner terminated, expire on a date to be determined by the Board which will not be later than 5 years from the day the option is granted or 90 days from the date the optionee ceases to be a director, officer, consultant, employee or a management company employee, unless such optionee was engaged in investor relations activities in which case, only within 30 days after the cessation of his services to us.

In the event of death of an optionee, options held by such optionee will expire the earlier of 5 years from the date of grant or one year from the date of such death.

As at the date of this Annual Report, all stock options previously granted to our directors and executive officer have been cancelled.

ITEM 7.

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.

Major Shareholders

A.1.a

Holdings by Major Shareholders

The following table sets forth the shareholdings of those persons who own of record or are known to us to own beneficially, directly or indirectly, or exercise control or direction over, more than 5% of our issued and outstanding common shares as at the date of this annual report:

Identity of Person or Group	Type of Ownership	Amount Owned	Percent of Class(1)
Venture Capital Asset Management (Liechtenstein) AG	Direct	680,555	9.33%
Balysolton Holdings Ltd.	Direct	550,000	7.54%
Insel Capital Ltd.	Direct	550,000	7.54%
Eric Thoma	Direct	555,000	7.61%
Konghill Investent Ltd.	Direct	555,000	7.61%
Roytor & Co for Hypo-Alpe-Adria Bank (Liechtenstein) AG	Direct	680,555	9.33%
Dr. Inayat Khan	Direct	550,000	7.54%
Venture Capital Asset Management LTD	Direct	555,000	7.61%
Riverfolk Finance Ltd.	Direct	573,890	7.87%

(1)

Based on 7,293,368 shares outstanding at May 31, 2008.

A.2

Canadian Share Ownership

The following table indicates the approximate number of Canadian record holders of common shares and the portion and percentage of common shares held in Canada as at May 31, 2008:

Total Number of Holders	Number of Canadian Holders	Number of Common Shares Held in Canada	Percentage of Common Shares Held in Canada
61	47	2,433,510	33.36%

U.S. share Ownership

The following table indicates the approximate number of record holders of common shares with United States addresses and the portion and percentage of common shares held in the United States as at May 31, 2008:

Total Number of Holders	Number of U.S. Holders	Number of Common Shares Held in the U.S.	Percentage of Common Shares Held in the U.S.
61	5	90,890	1.25%

The computation of the number and percentage of common shares held in the United States is based upon the number of common shares held by record holders with United States addresses and by trusts, estates or accounts with United States addresses as disclosed to us following inquiry to all record holders known to us to be trustees, executors, guardians, custodians or other fiduciaries holding common shares for one or more trusts, estates or accounts.  United States residents may beneficially own common shares held of record by non-United States residents.

A.3

Control of the Corporation

We are a publicly owned Canadian company, the shares of which are owned by Canadian residents, U.S. residents and other foreign residents.  To the best of our knowledge, we are not directly or indirectly owned or controlled by another corporation, any foreign governments or any other natural or legal person, jointly or severally.

A.4

Change in Control Arrangements

We are not aware of any arrangements the operation of which may at a subsequent date result in a change of control of our company.

B.

Related Party Transactions

Other than as disclosed in Item 6.B – “Directors, Senior Management and Employees – Compensation” and the transactions set forth below, there are no related party transactions or proposed transactions involving any insider, proposed nominee for election as director, or associate or affiliate of an insider, that have occurred during our three most recently completed fiscal years or during the period since the end of our most recently completed fiscal year. There are no debts owing directly or indirectly to us by any director or officer, or by an associate of any director or officer.

During the fiscal year ended December 31, 2007 and December 31, 2007, we entered into the following transactions with related parties:

(a)

Management and consulting fee paid to officers and directors and/or companies controlled by them of $Nil (2006 - $25,000); and

Included in accounts payable as at December 31, 2007 is $Nil (2006 - $107,535) due to companies controlled by or with common directors.

It is the opinion of management that the terms of these transactions are favourable to us and in our best interest.  Management also believes that we could not have obtained, through arms-length negotiations, a more favourable arrangement from an unrelated third party.

Our management had an interest in the following transactions, all of which relate to compensation paid to former members of management for their past and present services to us.

(1)

Praveen K. Varshney and Peeyush K. Varshney are controlling shareholders of Varshney Capital Corp. (“VCC”).  During fiscal 2006, we paid or accrued to VCC management fees of $12,500 pursuant to the VCC Agreement described above under “Item 6.B – “Directors, Senior Management and Employees – Compensation”. VCC is in the business of providing management services to public companies.  This Agreement expired in August 2006.

C.

Interests of Experts and Counsel

Not applicable.

ITEM 8.

FINANCIAL INFORMATION

A.

Financial Statements and Other Financial Information

Attached hereto are our audited financial statements, consisting of balance sheets as at December 31, 2007 and 2006, and statements of operations and deficit, statements of shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2007 along with related notes and Auditor’s Report and Comments by Auditors for U.S. Readers on Canada-U.S. Reporting Differences.  See Item 17 – “Financial Statements”.

Legal Proceedings

There are no material legal or arbitration proceedings to which we were a party or in respect of which our property is subject.  Our management has no knowledge of any legal proceedings in which we may be involved or that are contemplated by governmental authorities or otherwise.

Dividend Policy

No dividends have been paid on any class of our shares since the date of our incorporation and we are not contemplating that any dividends will be paid in the immediate or foreseeable future.

B.

Significant Changes

The following changes occurred subsequent to December 31, 2007:

•

On April 8, 2008, Lucky Janda joined Arris Resources Inc. as Director and President. Mr. Janda replaced Deepen Ram as director, who has resigned from the board for personal reasons. Mr. Janda also replaced Curt Huber as President. Mr. Janda is a local businessman with over 20 years of experience in public companies and real estate development. Previously, he held numerous board positions with public companies as a director and/or senior officer.  Mr. Janda holds a Bachelor of Economics degree from the University of British Columbia and holds a several positions with community charitable organizations.

•

On June 19, 2008 we announced that at our annual meeting of shareholders Sandeep Poonia was elected as a director and subsequently was appointed as a member of our Audit Committee.  Mr. Curt Huber and Mr. Tajinderjit Johal elected not to stand for re-election as directors at our annual meeting held on June 19th, 2008.

ITEM 9.

THE OFFER AND LISTING

A.

Offer and Listing Details

We have been trading on the CNQ under the trading symbol “ARIS.U” since December 17, 2003.  CNQ is a stock market designed for trading the equity securities of emerging companies. Information regarding CNQ can be obtained from their website at www.cnq.ca.  Our shares have also been quoted on the OTC Bulletin Board under the trading symbol “IGN-IF” since November 19, 1997.

Previously, our common shares were listed traded on the TSX Venture Exchange, until we voluntarily delisted on July 29, 2003.

On December 31, 2007, 7,293,368 common shares were outstanding.  The closing price of our common shares on the CNQ on December 31, 2007 was US$0.58.

  The following summarizes the reported high and low prices for our shares on the CNQ for the periods indicated:

	High	Low
Monthly Stock Prices	US$	US$
May 2008	0.55	0.55
April 2008	0.80	0.80
March 2008	0.60	0.60
February 2008	0.60	0.60
January 2008	0.58	0.58
December 2007	0.60	0.58
Quarterly Stock Prices
Fiscal 2007	US$	US$
Fourth Quarter	0.70	0.50
Third Quarter (1)	0.50	0.06
Second Quarter	0.22	0.20
First Quarter	0.21	0.20
Fiscal 2006	US$	US$
Fourth Quarter	0.265	0.11
Third Quarter	0.39	0.16
Second Quarter	0.32	0.16
First Quarter	0.30	0.18
Annual Stock Prices	US$	US$
Fiscal 2007 (1)	0.40	0.26
Fiscal 2006	0.39	0.11
Fiscal 2005 (2)	0.30	0.05
Fiscal 2004	0.35	0.09
Fiscal 2003 (3) (4)	0.25	0.21

(1)

Our shares were consolidated on the basis of five old shares for one new share on July 5, 2007.

(2)

Our shares were consolidated on the basis of four old shares for one new share on July 7, 2005.

(3)

We commenced trading on the CNQ on December 17, 2003.

(4)

Our shares were consolidated on the basis of three old shares for one new share on September 23, 2003.

B.

Plan of Distribution

Not applicable.

C.

Markets

Our common shares trade on the OTCBB Market under the trading symbol “BAVNF”, and on the CNQ under the trading symbol “ARIS.U”.

D.

Selling Shareholders

Not applicable.

E.

Dilution

Not applicable.

F.

Expenses of the Issue

Not applicable.

ITEM 10.

ADDITIONAL INFORMATION

A.

Share Capital

Not applicable.

B.

Memorandum and Articles of Association

Securities Register

We maintain at Pacific Corporate Trust Company (“transfer agent”) a securities register in which we record the securities issued by us in registered form, showing with respect to each class or series of securities:

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

Registration

We were incorporated pursuant to the British Columbia Company Act (the predecessor statute to the British Columbia Business Corporations Act) by memorandum and articles filed with the British Columbia Registrar of Companies under incorporation number 333274.  There are no restrictions on the type of business which may be carried out by us in our memorandum and articles and our objects and purposes are not set out in our memorandum and articles.

Powers of Directors

Approval and Voting

A director or senior officer who holds a disclosable interest (as that term is used in the Business Corporations Act) in a contract or transaction into which we have entered or propose to enter is:

-

liable to account to us for any profit that accrues to the director or senior officer under or as a result of the contract or transaction only if and to the extent provided in the Business Corporations Act.

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

Remuneration and Expenses

The directors are entitled to the remuneration for acting as directors, if any, as the directors may from time to time determine.  If the directors so decide, the remuneration of the directors, if any, will be determined by the shareholders.  That remuneration may be in addition to any salary or other remuneration paid to any officer or employee as such, who is also a director.

Borrowing

If authorized by the directors, we may:

(1)

borrow money in the manner and amount, on the security, from the sources and on the terms and conditions that we consider appropriate;

(2)

issue bonds, debentures and other debt obligations either outright or as security for any liability or obligation or any other person and at such discounts or premiums and on such other terms as we consider appropriate;

(3)

guarantee the repayment of money by any other person or the performance of any obligation of any other person; and

(4)

mortgage, charge, whether by way of specific or floating charge, grant a security interest in, or give other security on, the whole or any part of our present and future assets and undertaking.

Any bonds, debentures or other debt obligations may be issued at a discount, premium or otherwise, and with any special privileges as to redemption, surrender, drawings, allotment of or conversion into or exchange for shares or other securities, attending and voting at our general meetings, appointment of directors or otherwise and may by their terms be assignable free from any equities between us and the person to whom they were issued or any subsequent holder thereof, all as the directors may determine.

Qualification

A director is not required to hold a share in our capital as qualification for his or her office but must be qualified as required by the Business Corporations Act to become, act or continue to act as a director.

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

Description of Securities

Common Shares

We are authorized to issue an unlimited number of common shares without nominal or par value of which, as at May 31, 2008, 7,293,368 common shares are issued and outstanding as fully paid and non-assessable.  At May 31, 2008 there were 6,050,000 share purchase warrants outstanding, each exercisable to purchase an additional common share in our capital: 5,250,000 at US$0.065 per share until July 31, 2009 and 800,000 at US$0.75 per share thereafter until June 14, 2008.  At May 31, 2008, there were no common shares reserved under our stock option plan.  The holders of the common share are entitled to vote at all meetings of shareholders, except meetings at which only holders of a specified class of shares are entitled to vote, and on every poll taken at every such meeting, or adjourned meeting, every holder of Common Shares shall be entitled to one vote in respect of each Common Share held.

Annual and Extraordinary General Meetings

Unless an annual general meeting is deferred or waived in accordance with the Business Corporations Act, we must hold an annual general meeting at least once in each calendar year and not more than 15 months after the last annual reference date at such time and place as may be determined by the directors.

Notice of Meetings

We must send notice of the date, time and location of any meeting of shareholders, in the manner provided in our Articles, or in such other manner, if any, as may be prescribed by directors’ resolution (whether previous notice of the resolution has been given or not), to each shareholder entitled to attend the meeting, to each director and to our auditor, unless our Articles otherwise provide, at least the following number of days before the meeting:

(1)

if and for so long as we are a public company, 21 days;

(2)

otherwise, 10 days.

C.

Material Contracts

We did not enter into any material contracts during fiscal 2007.

D.

Exchange Controls

There are no governmental laws, decrees or regulations in Canada relating to restrictions on the export or import of capital, or affecting the remittance of interest, dividends or other payments to non-resident holders of our common stock.  See “Taxation” below.

The Investment Canada Act requires a non-Canadian making an investment which would result in the acquisition of control of a Canadian business, the gross value of the assets of which exceed certain threshold levels or the business activity of which is related to Canada’s cultural heritage or national identity, to either notify, or file an application for review with, Investment Canada, the federal agency created by the Investment Canada Act.

The notification procedure involves a brief statement of information about the investment on a prescribed form, which is required to be filed with Investment Canada by the investor at any time up to 30 days following implementation of the investment.  It is intended that investments requiring only notification will proceed without government intervention unless the investment is in a specific type of business activity related to Canada’s cultural heritage and national identity.

If an investment is reviewable under the Act, an application for review in the form prescribed is normally required to be filed with Investment Canada prior to the investment taking place and the investment may not be implemented until the review has been completed and the Minister responsible for Investment Canada is satisfied that the investment is likely to be of net benefit to Canada.  If the Minister is not satisfied that the investment is likely to be of net benefit to Canada, the non-Canadian must not implement the investment or, if the investment has been implemented, must divest himself of control of the business that is the subject of the investment.

E.

Taxation

The following summary of the material Canadian federal income tax consequences generally applicable in respect of the common stock reflects our opinion.  The discussion of Canadian federal income considerations is not exhaustive of all possible Canadian federal income tax considerations and does not take into account provincial, territorial or foreign tax considerations.  It is not intended to be, nor should it be construed to be, legal or tax advice to any particular holder of common shares.  Prospective purchasers of our common shares, including non-resident insurers carrying on business in Canada, are advised to consult with their advisors about the income tax consequences to them of an acquisition of common shares.  The discussion of Canadian federal income considerations assumes that holders of common shares hold their common shares as capital property, deal at arm's length with us, are not "financial institutions" as defined in the Income Tax Act (Canada) (the “Tax Act” or “ITA”), and do not use or hold their common shares in, or in the course of, carrying on a business in Canada.

The discussion of Canadian federal income considerations is based on the current provisions of the Income Tax Act and the regulations under the Income Tax Act, all proposed amendments to the Income Tax Act and the Income Tax Act regulations announced by the Minister of Finance, Canada, the current administrative and assessing policies of the Canada Customs and Revenue Agency, and the provisions of the Canada-U.S. Income Tax Treaty (1980).  It has been assumed that any proposed amendments to the Income Tax Act and the Income Tax Act regulations will be enacted in substantially their present form.

The anticipated tax consequences may change, and any change may be retroactively effective.  If so, this summary may be affected.  Further, any variation or difference from the facts or representations recited here, for any reason, might affect the following discussion, perhaps in an adverse manner, and make this summary inapplicable.

Canadian Federal Income Tax Considerations

If a non-resident were to dispose of our common stock to another Canadian corporation which deals or is deemed to deal on a non-arm’s length basis with the non-resident and which, immediately after the disposition, is connected with us (i.e., which holds shares representing more than 10% of the voting power and more than 10% of the market value of all our issued and outstanding shares), the amount by which the fair market value of any consideration (other than any shares of the purchaser corporation) exceeds the paid-up capital of the common stock sold will be deemed to be taxable as a dividend paid by the purchasing corporation, either immediately or eventually by means of a deduction in computing the paid-up capital of the purchasing corporation, and subject to withholding taxes as described below.

Under the Tax Act, a gain from the sales of common stock by a non-resident will not be subject to Canadian tax, provided the shareholder (and/or persons who do not deal at arm’s length with the shareholder) have not held a “substantial interest” in our company (25% or more of the shares of any class of our stock) at any time in the five years preceding the disposition.  Generally, the Tax Convention will exempt from Canadian taxation any capital gain realized by the resident of the United States, provided that the value of the common stock is not derived principally from real property situated in Canada.

Dividends

In the case of any dividends paid to non-residents, the Canadian tax is withheld by us, only the net amount to the shareholder is remitted.  By virtue of Article X of the Tax Convention, the rate of tax on dividends paid to residents of the United States is generally limited to 15% of the gross dividend (or 5% in the case of certain corporate shareholders owing at least 10% of our voting shares).  In the absence of the treaty provisions, the rate of Canadian withholding tax imposed on non-residents is 25% of the gross dividend.  Stock dividends received by non-residents from us are taxable by Canada as ordinary dividends.

Where a holder disposes of common stock to us (unless we acquired the common stock in the open market in the manner in which shares would normally be purchased by any member of the public) will result in a deemed dividend to the U.S. holder equal to the amount by which the consideration paid by us exceeds the paid-up capital of such stock, the amount of such dividend will be subject to withholding tax as described above.

Capital Gains

A non-resident of Canada is not subject to tax under the ITA in respect of a capital gain realized upon the disposition of a share of a class that is listed on a prescribed stock exchange unless the share represents “taxable Canadian property” to the holder thereof.  A common share of our company will be taxable Canadian property to a non-resident holder if, at any time during the period of five years immediately preceding the disposition, the non-resident holder, persons with whom the non-resident holder did not deal at arm’s length, or the non-resident holder and persons with whom he/she did not deal at arm’s length owned 25% or more of the issued shares of any class or series of our stock.  In the case of a non-resident holder to whom our shares represent taxable Canadian property and who is resident in the United States, no Canadian tax will be payable on a capital gain realized on such shares by reason of the Canada-United States Income Tax Convention 1980 (the “Treaty”) unless the value of such shares is derived principally from real property situated in Canada or the non-resident holder previously held the share while resident in Canada.  However, in such a case, certain transitional relief under the Treaty may be available.

Repurchase of Common Shares

If we repurchase our common shares from a holder of our common shares (other than a purchase of common shares on the open market in a manner in which shares would be purchased by any member of the public in the open market), the amount paid by us that exceeds the "paid-up capital" of the shares purchased will be deemed by the Income Tax Act to be a dividend paid by us to the holder of our common shares.  The paid-up capital of our common shares may be less than the holder's cost of its common shares.  The tax treatment of any dividend received by a holder of our common shares has been described above under "Dividends on Our Common Shares."

A holder of our common shares will also be considered to have disposed of its common shares purchased by us for proceeds of disposition equal to the amount received or receivable by the holder on the purchase, less the amount of any dividend as described above. As a result, this holder of our common shares will generally realize a capital gain (or capital loss) equal to the amount by which the proceeds of disposition, net of any costs of disposition and adjusted for any deemed dividends, exceed (or are exceeded by) the adjusted cost base of these shares.  The tax treatment of any capital gain or capital loss has been described above under "Disposition of the Company’s Common Shares."

U.S. Federal Income Tax Consequences

The following is a general discussion of certain possible U.S. federal income tax consequences, under current law, generally applicable to a U.S. Holder (as hereinafter defined) of our shares.  This discussion is of a general nature only and does not take into account the particular facts and circumstances, with respect to U.S. federal income tax issues, of any particular U.S. Holder.  In addition, this discussion does not cover any state, local or foreign tax consequences.

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

This discussion is for general information only and it is not intended to be, nor should it be construed to be, legal or tax advice to any U.S. Holder or prospective U.S. Holder of shares issued by us, and no opinion or representation with respect to the U.S. federal income tax consequences to any such U.S. Holder or prospective U.S. Holder is made.  Accordingly, U.S. Holders and prospective U.S. Holders of common shares issued by us should consult their own financial advisor, legal counsel or accountant regarding the U.S. federal, state, local and foreign tax consequences of purchasing, owning and disposing of shares issued by us.

U.S. Holders

As used herein, a “U.S. Holder” means a holder of common shares issued by us who is (i) a citizen or individual resident of the U.S., (ii) a corporation created or organized in or under the laws of the U.S. or of any political subdivision thereof, (iii) an estate whose income is taxable in the U.S. irrespective of source or (iv) a trust subject to the primary supervision of a court within the U.S. and control of a U.S. fiduciary as described Section 7701(a)(30) of the Code.  If a partnership or other “pass-through” entity treated as a partnership for U.S. federal income tax purposes holds shares issued by us, the U.S. federal income tax treatment of the partners or owners of such partnership or other pass-through entity generally will depend on the status of such partners or owners and the activities of such partnership or pass-through entity.

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

Distributions Made by the Corporation to U.S. Holders

General Rules.  U.S. Holders receiving distributions (including constructive distributions) with respect to common shares issued by us are required to include in gross income as a dividend for U.S. federal income tax purposes the gross amount of such distributions (without reduction for any Canadian income tax withheld from such distributions), equal to the U.S. dollar value of such distributions on the date of receipt (based on the exchange rate on such date), to the extent that we have current or accumulated earnings and profits.  To the extent that distributions from us exceed our current and accumulated earnings and profits, such distributions will be treated first as a return of capital, to the extent of the U.S. Holder’s adjusted basis in the shares, and thereafter as gain from the sale or exchange of the shares.  (See more detailed discussion at “Disposition of Shares” below).  Any Canadian tax withheld from a distribution by us may be credited, subject to certain limitations, against the U.S. Holder’s U.S. federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder's U.S. federal taxable income by those who itemize deductions.  (See more detailed discussion at “Foreign Tax Credit” below).

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

Dividend may be Eligible for Reduced Tax Rate.  For taxable years beginning after December 31, 2002 and before January 1, 2009, dividends received by U.S. Holders that are individuals, estates or trusts from “qualified foreign corporations,” as defined in Section 1(h)(11) of the Code, generally are taxed at the same preferential tax rates applicable to long-term capital gains.  Although not free from doubt, it appears that we would be a “qualified foreign corporation,” as defined in Section 1(h)(11) of the Code pursuant to the U.S. Canada income tax treaty if we are not a Passive Foreign Investment Company (“PFIC”).  A corporation that is properly described as a PFIC, Foreign Personal Holding Company (defined below), or a Foreign Investment Company (defined below) for its taxable year during which it pays a dividend, or for its immediately preceding taxable year, will not be treated as a “qualifying foreign corporation” and dividends received by U.S. Holders that are individuals, estates or trusts generally will be subject to U.S. federal income tax at ordinary income tax rates (and not at the preferential tax rates applicable to long-term capital gains).

Dividends not Eligible for Dividends Received Deduction.  Dividends paid by us generally will not be eligible for the “dividends received deduction” allowed to corporate shareholders receiving dividends from certain U.S. corporations.  Under certain circumstances, a U.S. Holder that is a corporation and that owns shares representing at least 10% of the total voting power and the total value of shares issued by us may be entitled to a 70% deduction of the “U.S. source” portion of dividends received from us (unless we qualify as a “Foreign Personal Holding Company” or a “PFIC” as defined below).  The availability of the dividends received deduction is subject to several complex limitations that are beyond the scope of this discussion, and U.S. Holders of shares issued by us should consult their own financial advisor, legal counsel or accountant regarding the dividends received deduction.

Dividend Paid to Shareholder who Made QEF Election may be Exempt from Tax.  Generally, shareholders are not subject to additional income taxation on distributions made by a PFIC to the extent of the shareholder’s basis in the corporation’s shares if a Qualified Electing Fund (“QEF”) election is in effect.  (Please see the QEF election discussion below.)  A shareholder’s basis in this situation is usually equal to the cost of purchasing the shares plus the amount of the corporation’s income that was reported on the shareholder’s return pursuant to the QEF election less any prior distributions made by the corporation to the shareholder.  Again, these rules are subject to several exceptions that are beyond the scope of this discussion.  U.S. Holders of shares issued by us should consult their own financial advisor, legal counsel or accountant regarding whether dividends paid by us to them will be exempt from federal income tax if a QEF election is made.

Disposition of Shares

General Rule.  A U.S. Holder will recognize gain or loss upon the sale or other taxable disposition of shares issued by us equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received, and (ii) the shareholder’s tax basis in the shares.  This gain or loss will be capital gain or loss if the common shares are a capital asset in the hands of the U.S. Holder, which will be long-term capital gain or loss if the shares are held for more than one year.

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

The Corporation may be a Passive Foreign Investment Company

General Discussion.  It is highly likely that we will be classified as a passive foreign investment company (“PFIC”) from time to time for U.S. federal income tax purposes.  A non-U.S. corporation is classified as a PFIC whenever it satisfies either the asset test or the income test. This determination is not binding on U.S. Holders or the IRS and there can be no assurance that the IRS will not challenge this determination.  A U.S. Holder who holds stock in a foreign corporation during any year in which such corporation qualifies as a PFIC is subject to numerous special U.S. federal income taxation rules and may elect to be taxed under two alternative tax regimes.  The following is a discussion of these three sets of special rules applied to U.S. Holders of shares issued by us.  In addition, special rules apply if a foreign corporation qualifies as both a PFIC and a “controlled foreign corporation” (as defined below) and a U.S. Holder owns, actually or constructively, 10 % or more of the total combined voting power of all classes of stock entitled to vote of such foreign corporation (See more detailed discussion at “Controlled Foreign Corporation” below).

Definition of PFIC.  Section 1297 of the Code defines a PFIC as a corporation that is not formed in the U.S. and, for any taxable year, either (a) 75% or more of its gross income is “passive income” or (b) the average percentage, by fair market value (or, if the corporation is not publicly traded and either is a controlled foreign corporation or makes an election, by adjusted tax basis), of its assets that produce or are held for the production of “passive income” is 50% or more.  “Passive income” includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions.  However, gains resulting from commodities transactions are generally excluded from the definition of passive income if “substantially all” of a merchant’s, producer’s or handler’s business is as an active merchant, producer or handler of such commodities.  For purposes of the PFIC income test and the assets test, if a foreign corporation owns (directly or indirectly) at least 25% by value of the stock of another corporation, such foreign corporation shall be treated as if it (a) held a proportionate share of the assets of such other corporation, and (b) received directly its proportionate share of the income of such other corporation.  Also, for purposes of such PFIC tests, passive income does not include any interest, dividends, rents or royalties that are received or accrued from a “related” person to the extent such amount is properly allocable to the income of such related person which is not passive income.  For these purposes, a person is related with respect to a foreign corporation if such person “controls” the foreign corporation or is controlled by the foreign corporation or by the same persons that control the foreign corporation.  For these purposes, “control” means ownership, directly or indirectly, of stock possessing more than 50% of the total voting power of all classes of stock entitled to vote or of the total value of stock of a corporation

Generally Applicable PFIC Rules.  If a U.S. Holder does not make a timely election to be taxed in conformity with the Mark-to-Market rules or the QEF rules during a year in which it holds (or is deemed to have held) shares issued by us while we are a PFIC (a “Non-Electing U.S. Holder”), then special taxation rules under Section 1291 of the Code will apply to (i) gains realized on the disposition (or deemed to be realized by reasons of a pledge) of his common shares and (ii) certain “excess distributions” (generally, distributions received in the current taxable year that are in excess of 125% of the average distributions received during the three preceding years or, if shorter, the U.S. Holder’s holding period) by us.

A Non-Electing U.S. Holder generally would be required to pro rate all gains realized on the disposition of his common shares and all excess distributions on his common shares over the entire holding period for the common shares.  All gains or excess distributions allocated to prior years of the U.S. Holder would be taxed at the highest tax rate for each such prior year applicable to ordinary income.  The Non-Electing U.S. Holder also would be liable for interest on the foregoing tax liability for each such prior year calculated as if such liability had been due with respect to each such prior year.  A Non-Electing U.S. Holder that is not a corporation must treat this interest charge as “personal interest” which, as discussed above, is wholly non-deductible.  The balance of the gain or the excess distribution will be treated as ordinary income in the year of the disposition or distribution, and no interest charge will be incurred with respect to such balance.

If we are a PFIC for any taxable year during which a Non-Electing U.S. Holder holds shares issued by us, then we will continue to be treated as a PFIC with respect to such common shares, even if we cease meeting the definition of a PFIC.  A Non-Electing U.S. Holder may terminate this deemed PFIC status by electing to recognize gain (which will be taxed under the rules discussed above for Non-Electing U.S. Holders) as if such common shares had been sold on the last day of the last taxable year for which it was a PFIC.

Market-to-Market Election.  U.S. Holders who hold, actually or constructively, marketable stock (as specifically defined in the Treasury Regulations) of a foreign corporation that qualifies as a PFIC may annually elect to mark such stock to the market (a “market-to-market election”).  If such an election is made, such U.S. Holder will generally not be subject to the special taxation rules of Section 1291 discussed above.  However, if the mark-to-market election is made by a Non-Electing U.S. Holder after the beginning of the holding period for the PFIC stock, then the Section 1291 rules will apply to certain dispositions of, distributions on and other amounts taxable with respect to our common shares.  A U.S. Holder who makes the mark-to market election will include in income for the taxable year for which the election was made an amount equal to the excess, if any, of the fair market value of our common shares as of the close of such tax year over such U.S. Holder’s adjusted basis in such common shares.  In addition, the U.S. Holder is allowed a deduction for the lesser of (i) the excess, if any, of such U.S. Holder’s adjusted tax basis in the common shares over the fair market value of such shares as of the close of the tax year, or (ii) the excess, if any, of (A) the mark-to-market gains for our shares included by such U.S. Holder for prior tax years, including any amount which would have been included for any prior tax year but for the Section 1291 interest on tax deferral rules discussed above with respect to Non-Electing U.S. Holders, over (B) the mark-to-market losses for shares that were allowed as deductions for prior tax years.  A U.S. Holder’s adjusted tax basis in his shares will be adjusted to reflect the amount included in or deducted from income as a result of a mark-to-market election.  A mark-to-market election applies to the taxable year in which the election is made and to each subsequent taxable year, unless the shares cease to be marketable, as specifically defined, or the IRS consents to revocation of the election.

QEF Election.  A U.S. Holder who makes a timely QEF election (an “Electing U.S. Holder”) regarding his shares issued by us will be subject, under Section 1293 of the Code, to current U.S. federal income tax for any taxable year in which we qualify as a PFIC on his pro rata share of our (i) “net capital gain” (the excess of net long-term capital gain over net short-term capital loss), which will be taxed as long-term capital gain to the Electing U.S. Holder and (ii) “ordinary earnings” (the excess of earnings and profits over net capital gain), which will be taxed as ordinary income to the Electing U.S. Holder, in each case, for the shareholder’s taxable year in which (or with which) our taxable year ends, regardless of whether such amounts are actually distributed.

The effective QEF election also allows the Electing U.S. Holder to (i) generally treat any gain realized on the disposition of his common shares (or deemed to be realized on the pledge of his shares) as capital gain; (ii) treat his share of our net capital gain, if any, as long-term capital gain instead of ordinary income; and (iii) either avoid interest charges resulting from PFIC status altogether, or make an annual election, subject to certain limitations, to defer payment of current taxes on his share of our annual realized net capital gain and ordinary earnings subject, however, to an interest charge.  If the Electing U.S. Holder is not a corporation, such an interest charge would be treated as “personal interest” that is not deductible.

The procedure a U.S. Holder must comply with in making an effective QEF election, and the U.S. federal income tax consequences of the QEF election, will depend on whether the year of the election is the first year in the U.S. Holder’s holding period in which we are a PFIC.  If the U.S. Holder makes a QEF election in such first year, i.e., a timely QEF election, then the U.S. Holder may make the QEF election by simply filing the appropriate QEF election documents at the time the U.S. Holder files his tax return for such first year.  However, if we qualified as a PFIC in a prior year, then in addition to filing the QEF election documents, the U.S. Holder must elect to recognize (i) under the rules of Section 1291 of the Code (discussed herein), any gain that he would otherwise recognize if the U.S. Holder sold his stock on the qualification date or (ii) if we are a controlled foreign corporation, the U.S. Holder’s pro rata share of our earnings and profits as of the qualification date.  The qualification date is the first day of our first tax year in which we qualified as a QEF with respect to such U.S. Holder.  The elections to recognize such gain or earnings and profits can only be made if such U.S. Holder’s holding period for the shares includes the qualification date.  By electing to recognize such gain or earnings and profits, the U.S. Holder will be deemed to have made a timely QEF election.  U.S. Holders are urged to consult a tax advisor regarding the availability of and procedure for electing to recognize gain or earnings and profits under the foregoing rules.  In addition to the above rules, under very limited circumstances, a U.S. Holder may make a retroactive QEF election if such U.S. Holder failed to file the QEF election documents in a timely manner.

A QEF election, once made with respect to our company, applies to the tax year for which it was made and to all subsequent tax years, unless the election is invalidated or terminated, or the IRS consents to revocation of the election.  If a QEF election is made by a U.S. Holder and we cease to qualify as a PFIC in a subsequent tax year, the QEF election will remain in effect, although not applicable, during those tax years in which we do not qualify as a PFIC.  Therefore, if we again qualify as a PFIC in a subsequent tax year, the QEF election will be effective and the U.S. Holder will be subject to the rules described above for Electing U.S. Holders in such tax year and any subsequent tax years in which we qualify as a PFIC.  In addition, the QEF election remains in effect, although not applicable, with respect to an Electing U.S. Holder even after such U.S. Holder disposes of all of his or its direct and indirect interest in our shares.  Therefore, if such U.S. Holder reacquires an interest in our company, that U.S. Holder will be subject to the rules described above for Electing U.S. Holders for each tax year in which we qualify as a PFIC.

Generally, shareholders do not make a QEF election unless they have sufficient information to determine their proportionate shares of a corporation’s net capital gain and ordinary earnings.  We have not calculated these amounts for any shareholder and do not anticipate making these calculations in the foreseeable future.  Therefore, U.S. Holders of our common shares should consult their own financial advisor, legal counsel or accountant regarding the QEF election before making this election.

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

Certain special, generally adverse, rules will apply with respect to shares issued by us while we are a PFIC whether or not it is treated as a QEF.  For example under Section 1298(b)(6) of the Code, a U.S. Holder who uses PFIC stock as security for a loan (including a margin loan) will, except as may be provided in regulations, be treated as having made a taxable disposition of such shares.

The PFIC rules are very complicated, and U.S. Holders should consult their own financial advisor, legal counsel or accountant regarding the PFIC rules, including the advisability of and procedure for making a QEF election or a mark-to-mark election, and how these rules may impact their U.S. federal income tax situation.

Foreign Tax Credit

A U.S. Holder who pays (or has withheld from distributions) Canadian or other foreign income tax with respect to the ownership of shares issued by us may be entitled, at the option of the U.S. Holder, to either receive a deduction or a tax credit for U.S. federal income tax purposes with respect to such foreign tax paid or withheld.  Generally, it will be more advantageous to claim a credit because a credit reduces U.S. federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer’s income subject to U.S. federal income tax.  This election is made on a year-by-year basis and applies to all foreign taxes paid by (or withheld from distributions to) the U.S. Holder during that year.

There are significant and complex limitations that apply to the foreign tax credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder’s U.S. income tax liability that the U.S. Holder’s “foreign source” income bears to his or its worldwide taxable income.  In applying this limitation, the various items of income and deduction must be classified as either “foreign source” or “U.S. source.”  Complex rules govern this classification process.  In addition, this limitation is calculated separately with respect to specific classes of income such as “passive income,” “high withholding tax interest,” “financial services income,” “shipping income,” and certain other classifications of income.  Dividends distributed by us will generally constitute “foreign source” income, and will be classified as “passive income” or, in the case of certain U.S. Holders, “financial services income” for these purposes.

In addition, U.S. Holders that are corporations and that own 10% or more of our voting stock may be entitled to an “indirect” foreign tax credit under Section 902 of the Code with respect to the payment of dividends by us under certain circumstances and subject to complex rules and limitations.  The availability of the foreign tax credit and the application of the limitations with respect to the foreign tax credit are fact specific, and each U.S. Holder of common shares issued by us should consult their own financial advisor, legal counsel or accountant regarding the foreign tax credit rules.

Information Reporting; Backup Withholding

Certain information reporting and backup withholding rules may apply with respect to certain payments related to shares issued by us.  In particular, a payor or middleman within the U.S., or in certain cases outside the U.S., will be required to withhold 28% (which rate is scheduled for periodic adjustment) of any payments to a U.S. Holder regarding dividends paid by us, or proceeds from the sale of, such common shares within the U.S., if a U.S. Holder fails to furnish its correct taxpayer identification number (generally on Form W-9) or otherwise fails to comply with, or establish an exemption from, the backup withholding tax requirements.  Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a refund or a credit against the U.S. Holder’s U.S. federal income tax liability, provided the required information is furnished to the IRS. U.S. Holders should consult their own financial advisor, legal counsel or accountant regarding the information reporting and backup withholding rules applicable to our shares.

Other Considerations for U.S. Holders

In the following circumstances, the above sections of this discussion may not describe the U.S. federal income tax consequences to U.S. Holders resulting from the ownership and disposition of shares issued by a foreign corporation.

Foreign Personal Holding Company.  If at any time during a taxable year (a) more than 50% of the total voting power or the total value of outstanding shares issued by us is owned, directly or indirectly, by five or fewer individuals who are citizens or residents of the U.S. and (b) 60% (or 50% in certain cases) or more of our gross income for such year is “foreign personal holding company income” as defined in Section 553 of the Code (e.g., dividends, interest, royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions), we may be treated as a “Foreign Personal Holding Company” (“FPHC”)  In that event, U.S. Holders of our common shares would be required to include in gross income for such year their allocable portions of such “foreign personal holding company income” to the extent we do not actually distribute such income.

We do not believe that we currently qualify as a FPHC.  However, there can be no assurance that we will not be considered a FPHC for the current or any future taxable year.

Foreign Investment Company.  If (a) 50% or more of the total voting power or the total value of our outstanding shares is owned, directly or indirectly, by citizens or residents of the U.S., U.S. partnerships or corporations, or U.S. estates or trusts (as defined by the Code Section 7701(a)(30)), and (b) we are found to be engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest therein, we may be treated as a "Foreign Investment Company" (“FIC”) as defined in Section 1246 of the Code, causing all or part of any gain realized by a U.S. Holder selling or exchanging our common shares to be treated as ordinary income rather than capital gain.

We do not believe that we currently qualify as a FIC.  However, there can be no assurance that we will not be considered a FIC for the current or any future taxable year.

Controlled Foreign Corporation.  If more than 50% of the total voting power or the total value of our outstanding shares is owned, directly or indirectly, by citizens or residents of the U.S., U.S. partnerships or corporations, or U.S. estates or trusts (as defined by the Code Section 7701(a)(30)), each of which own, directly or indirectly, 10% or more of the total voting power of our outstanding shares (each a “10% Shareholder”), we could be treated as a “Controlled Foreign Corporation” (“CFC”) under Section 957 of the Code.

The classification of our company as a CFC would effect many complex results, including that 10% Shareholders would generally (i) be treated as having received a current distribution of our “Subpart F income” and (ii) would also be subject to current U.S. federal income tax on their pro rata shares of our earnings invested in “U.S. property.”  The foreign tax credit may reduce the U.S. federal income tax on these amounts for such 10% Shareholders (See more detailed discussion at “Foreign Tax Credit” above).  In addition, under Section 1248 of the Code, gain from the sale or other taxable disposition of our common shares by a U.S. Holder that is or was a 10% Shareholder at any time during the five-year period ending with the sale is treated as a dividend to the extent of our earnings and profits attributable to the common shares sold or exchanged.

If we are classified as both a PFIC and a CFC, we generally will not be treated as a PFIC with respect to 10% Shareholders.  This rule generally will be effective for taxable years of 10% Shareholders beginning after 1997 and for its taxable years ending with or within such taxable years of 10% Shareholders.

We do not believe that we currently qualify as a CFC.  However, there can be no assurance that we will not be considered a CFC for the current or any future taxable year.

The FPHC, FIC and CFC rules are very complicated, and U.S. Holders should consult their own financial advisor, legal counsel or accountant regarding the FPHC, FIC and CFC rules and how these rules may impact their U.S. federal income tax situation.

F.

Dividends and Paying Agents

Not applicable.

G.

Statements by Experts

Our auditors for our financial statements for each of the preceding three years was UHY LDMB Advisors Inc., Chartered Accountants, of 1688 – 152nd Avenue, Suite 306, Surrey, British Columbia, V4A 4N2, Canada.   Their audit report for the fiscal years ended December 31, 2007 and 2006 are included with the related financial statements in this Form 20-F Annual Report statement with their consent.

Not applicable.

H.

Documents on Display

We have filed with the Securities and Exchange Commission this Annual Report on Form 20-F, including exhibits, under the Securities and Exchange Act with respect to our common shares.

Our registration statement may be inspected and copied, including exhibits and schedules, and the reports and other information as filed with the Securities and Exchange Commission in accordance with the Securities Exchange Act of 1934 at the public reference facilities maintained by the Securities and Exchange Commission at Judiciary Plaza, 100 F Street NE, Washington, D.C. 20549.  Copies of such material may also be obtained from the Public Reference Section of the Securities and Exchange Commission at 100 F Street NE, Washington, D.C. 20549, at prescribed rates.  Information may be obtained regarding the Washington D.C. Public Reference Room by calling the Securities and Exchange Commission at 1-800-SEC-0330 or by contacting the Securities and Exchange Commission over the Internet at its website at http://www.sec.gov.

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

ITEM 14.

MATERIAL MODIFICATION TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

There have been no material modifications to our common shares.

ITEM 15.

CONTROLS AND PROCEDURES

Our management is responsible for establishing and maintaining adequate internal control over our financial reporting.  Management, including the CEO and CFO, directly supervises the preparation of all of the financial reports prepared by us and is directly involved in our financial record keeping and reporting.  All accounting records and financial reports prepared by us are reviewed for accuracy by the CEO and CFO.

As of the end of the period covered by this annual report, an evaluation was carried out under the supervision and with the participation of our management, including the CEO and CFO, of the effectiveness of the design and operation of our disclosure controls and procedures, as such term is defined under Rules 13(a) – 15(e) under the Exchange Act. Based on that evaluation, the CEO and CFO have concluded that our disclosure controls and procedures are effective in ensuring that material information required to be disclosed in this annual report is recorded, processed, summarized and reported, and required disclosure is made within the time period specified in the rules and forms of the U.S. Securities and Exchange Commission.

During the period covered by this report, there has been no change in our internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, its internal control over financial reporting.

Management, including our CEO and CFO, does not expect that our disclosure controls and procedures or internal controls and procedures will prevent all error and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within our company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of control. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, control may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

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

ITEM 16B.

CODE OF ETHICS

We have not yet adopted a written “code of ethics” that meets the new United States' Sarbanes-Oxley standards.  The Board believes that its existing standards and procedures are adequate for its purposes.  We believe that our management structure and corporate culture effectively deter wrongdoing and promote honest and ethical conduct, full, fair and accurate, timely, and understandable disclosure in reports and documents, compliance with applicable governmental laws, rules and regulations, prompt internal reporting of unethical conduct and accountability for adherence to the conduct standards.  We have no employees and our officers are also directors, thus eliminating any split between our management and the directors who are responsible to safeguard shareholder interests.  As a result, we believe that the activities of our officers, employees and other agents can be easily monitored by our directors, thus eliminating the need for a formal written code of ethics.

ITEM 16C.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

UHY LDMB Advisors Inc., Chartered Accountants (“LDMB”), are our independent auditors and examined our financial statements for the fiscal years ending December 31, 2007 and 2006.  LDMB performed the services listed below and were paid the corresponding fees for the fiscal years ended December 31, 2007 and December 31, 2006.

Audit Fees

Fees billed by LDMB for professional services totaled $8,000 for the year ended December 31, 2006 and $8,900 for the year ended December 31, 2007.  Such fees were for the audit of our annual financial statements and for services in connection with statutory and regulatory filings for such fiscal years.

Tax Fees

Fees for tax services billed by LDMB, including tax compliance, tax advice and tax planning work, totaled $1,000 for the year ended December 31, 2006 and accrued fees for tax services totaled $950 for the year ended December 31, 2007.

All Other Fees

No other fees were billed by LDMB during the fiscal years ended December 31, 2006 and December 31, 2007.

Audit Committee Policies and Procedures

The audit and review services provided to us by LDMB in the fiscal years ended December 31, 2007 and December 31, 2006 were pre-approved by our audit committee.  Prior to engaging LDMB to perform audit and review services, our audit committee reviewed the service to be provided and the fee to be paid by us for such service and assessed the impact of the service on the auditor's independence.

ITEM 16D.

EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable.

ITEM 16E.

PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

No purchases of shares or any other units of any class of our equity securities have been made by or on our behalf , or any affiliated purchaser.

PART III

ITEM 17.

FINANCIAL STATEMENTS

The Consolidated Financial Statements have been prepared in accordance with Canadian GAAP and are presented in Canadian dollars.  There are material measurement differences between United States and Canadian GAAP.  A reconciliation of the financial statements to United States GAAP is set forth in Note 11 to the Consolidated Financial Statements.

Financial Statements

Auditors’ Report dated April 30, 2008.

Balance Sheets at December 31, 2007 and 2006.

Statements of Operations and Deficit for the Years Ended December 31, 2007 and 2006.

Statements of Shareholders’ Equity for the Years Ended December 31, 2007 and 2006

Statements of Cash Flows for the Years Ended December 31, 2007 and 2006.

Notes to Financial Statements for the Years Ended December 31, 2007 and 2006.

Management Discussion and Analysis for the Year Ended December 31, 2007.

Arris Resources Inc

(Formerly Bassett Ventures Inc.)

 Consolidated Financial Statements

(Stated in Canadian Dollars)

December 31, 2007

AUDITORS' REPORT	1688 – 152nd Avenue Suite 306
To the Shareholders of:	Surrey, BC
Arris Resources Inc. (formerly Bassett Ventures Inc.)	Canada V4A 4N2
Phone 604 538 1611 Fax 604 538 1633 Web www.ldmb.com

We have audited the consolidated balance sheets of Arris Resources Inc as at December 31, 2007 and 2006 and the consolidated statements of operations and deficit and cash flows for each of the years in the three-year period ended December 31, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the United States Public Company Accounting Oversight Board.  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2007 and 2006 and the results of its operations and cash flows for each of the years in the three-year period ended December 31, 2007 in accordance with Canadian generally accepted accounting principles.

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

Chartered Accountants

Surrey, British Columbia

April 21, 2008

See accompanying notes to the financial statements

ARRIS RESOURCES INC.

(Formerly Bassett Ventures Inc.)

Consolidated Balance Sheets

December 31, 2007 and December 31, 2006

(Stated in Canadian Dollars)

	December 31, 2007	December 31, 2006
	$	$
ASSETS
Current assets
Cash and cash equivalents	764,583	558,158
Amounts receivable	2,104	2,906
	766,687	561,064

Oil and gas property (note 5)	150,000	-
Equipment (note 4)	5,653	7,473

	922,340	568,537

LIABILITIES
Current Liabilities
Accounts payable and accrued liabilities	148,558	157,437

SHAREHOLDERS’ EQUITY
Share capital (note 7(a))	2,216,302	1,830,287
Contributed surplus	670,374	670,374
Deficit	(2,112,894)	(2,089,561)
	773,782	411,100

	922,340	568,537

Continuance of Operations (note 1)

Approved by the Board of Directors:
“Lucky Janda”	“Harpreet Janda”
Lucky Janda, Director	Harpreet Janda, Director

See accompanying notes to the financial statements

ARRIS RESOURCES INC.

(Formerly Bassett Ventures Inc.)

Consolidated Statements of Operations and Deficit

(Stated in Canadian Dollars)

	2007	2006	2005

	$	$	$
Expenses
Administrative	3,785	-
Advertising and promotion	520	1,000	399
Amortization	1,821	1,890	1,814
Bank charges	1,096	773	558
Foreign exchange loss	17,609	-	-
Management and consulting	-	55,000	95,803
Office	947	1,245	3,304
Professional fees	24,274	31,619	56,108
Rent	-	7,536	16,982
Travel	387	-	-
Trust and filing fees	19,502	11,455	17,737
Wages and benefits	29	8,068	11,461
Loss before other items:	(69,970)	(118,586)	(204,166)

Interest income	19,633	8,823	68
Settlement of debt	27,004	-	-
Net loss for the continuing operations	(23,333)	(109,763)	(204,098)
Net income (loss) from discontinued operations (Note 3)	-	-	975
Net loss for the year	(23,333)	(109,763)	(203,123)
Deficit, beginning of period	(2,089,561)	(1,979,798)	(1,776,675)
Deficit, end of period	(2,112,894)	(2,089,561)	(1,979,798)

Basic and diluted loss per common share (Note 7)	$ (0.01)	$ (0.06)	$ (0.24)

Weighted average number of common shares outstanding (Note 7)	4,188,847	1,843,368	843,369

See accompanying notes to the financial statements

ARRIS RESOURCES INC.

(Formerly Bassett Ventures Inc.)

Consolidated Statements of Cash Flows

(Stated in Canadian Dollars)

	For the year ending December 31
	2007	2006	2005
	$	$	$
Cash Provided by (Used for):
Operating Activities
Net loss for the period	(23,333)	(109,763)	(204,098)
Adjustment for items which do not involve cash:
Amortization	1,820	1,890	1,814
Settlement of Debt	(27,004)	-	-
Changes in non-cash working capital components:
Prepaid Expenses	-	-	967
Amounts receivable	802	6,032	(8,938)
Accounts payable and accrued liabilities	18,125	6,801	63,522
	(29,590)	(95,040)	(146,733)

Investing Activities
Purchase of Equipment	-	(2,841)	(4,294)
Oil and gas property	(150,000)	-	-
	(150,000)	(2,841)	(4,294)

Financing Activities
Demand Loan	-	(16,500)	16,500
Common shares issued for cash, net of issue costs	386,015	655,376	150,000
	386,015	638,876	166,500

Net Increase (decrease) in cash and cash equivalents from continued operations	206,425	540,995	15,473
Decrease in cash and cash equivalents from discontinued operations	-	-	(14,129)
Increase (decrease) in cash and cash equivalents	206,425	540,995	1,344
Cash and cash equivalents from continued operations, beginning of the year	558,158	17,163	1,690
Cash and cash equivalents from discontinued operations, beginning of the year	-	-	14,129
Cash and cash equivalents beginning of the year	558,158	17,163	15,819

Cash and cash equivalents, end of period	764,583	558,158	17,163
Supplemental Information:
Interest received	19,633	8,823	68

See accompanying notes to the financial statements

ARRIS RESOURCES INC.

(Formerly Bassett Ventures Inc.)

Notes to Consolidated Financial Statements

(Stated in Canadian dollars)

1.

NATURE AND CONTINUANCE OF OPERATIONS

The Company is incorporated in the province of British Columbia, Canada and currently holds an interest in an oil and gas project in Alberta, Canada. The Consolidated Financial Statements include the accounts of Arris Resources Inc. and its wholly-owned inactive subsidiaries, Arris Oil & Gas Inc. and Arris Minerals Inc. Through its former wholly owned subsidiary, AssistGlobal Inc. (“AGI”), was engaged in the business of developing, selling, hosting and supporting project and facility management software. In June 2005, AGI was distributed to shareholders of AGI upon the redemption of their company shares.

The financial statements have been prepared in accordance with generally accepted accounting principles applicable to a going concern, which assume that the Company will realize its assets and liabilities in the normal course of business. Realization values may be substantially different from carrying values as shown in these financial statements should the Company be unable to continue as a going concern.

On June 13, 2007, the Company changed its name from Bassett Ventures Inc. to Arris Resources Inc.

As at December 31, 2007, the Company has a working capital of $618,129 (2006 – $403,627) and has accumulated operating deficit of $2,112,894 (2006 –2,089,561) The Company’s ability to meet its obligations and maintain operations is contingent upon the Company’s ability to receive continued financial support, complete equity financing or generate profitable operations in the future.

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

These consolidated financial statements are prepared in accordance with generally accepted accounting principles (“GAAP”) in Canada. As described in note 10, these principles differ in certain respects from principles and practices generally accepted in United States (“US”). Summarized below are those policies considered particularly significant to the company.

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

Financial Instruments

Financial instruments consist primarily of cash and cash equivalents, amounts receivable and accounts payable and accrued liabilities. It is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from theses financial instruments. There are no significant differences between the carrying value of the financial instruments and their estimated fair values.

Cash and Cash Equivalents

Cash and cash equivalents are comprised of cash and short term notes and bank deposits with an original maturity of one year or less.

Equipment

Office furniture and computer equipment are recorded and amortized over their estimated useful economic lives using the declining balance method at annual rates of 20% and 30% respectively. Leasehold improvements are amortized on a straight-line basis over six years.

ARRIS RESOURCES INC.

(Formerly Bassett Ventures Inc.)

Notes to Consolidated Financial Statements

(Stated in Canadian dollars)

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Oil and Gas Properties

Oil and natural gas properties are accounted for using the successful efforts method of accounting. Geological and geophysical costs are expensed in the period in which they are incurred and costs of drilling an unsuccessful well are expensed when it becomes known the well did not result in a discovery of proven reserves or where one year has elapsed since the completion of drilling and efforts to establish proved reserves are not practical. All other costs of exploring and developing proven reserves are capitalized as oil and gas properties.

Oil and gas properties are depleted using the unit-of-production method. Unit-of-production rates are based on proven developed reserves, which are reserves estimated to be recovered from existing facilities using current operating methods. Unproved properties are not subject to depletion.

Oil and gas properties are assessed, at least annually, for impairment to ensure that the carrying value of the property on the balance sheet is recoverable. If a property's carrying value exceeds the sum of undiscounted future cash flows resulting from its use and eventual disposition, its value is impaired. An impairment loss is recognized for the amount by which the carrying value exceeds its recoverable amount. This loss is charged to depletion expense.

Asset Retirement Obligation

The fair value of a liability for an asset retirement obligation is recognized on an undisclosed cash flow basis when a reasonable estimate of the fair value of the obligation can be made. The asset retirement obligation is recorded as a liability with a corresponding increases to the carrying amount of the related long –lived asset. Subsequently, the asset retirement cost is allocated to expense using a systematic and rational method and is adjusted to reflect period to period changes in the liability resulting from the passage of time and from revisions to either expected payment dates or the amounts comprising the original estimate of the obligation. As at December 31, 2007, the company does not have any asset retirement obligations.

Stock - Based Compensation

The company accounts for stock based compensation using a fair value based method. Under this method, stock-based compensation is recorded as an expense over the expected life of the option, with a corresponding increase in contributed surplus. Stock-based compensation expense is based on the estimated fair value of the related stock option at the time of the grant using the Black-Scholes option model. When stock options are exercised, the consideration paid to the Company along with amounts previously credited to contribute surplus is credited to share capital. Forfeitures are accounted for as they occur and result in a reduction of compensation expense if the options have not vested.

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

Retirement of Long – Live Assets

Long lived assets are assessed for impairment when events and circumstances warrant, when the carrying amounts of the assets exceeds its estimated undiscounted net cash flow from use or its fair value, at which time the impairment is charged to earnings.

Loss per share

Loss per share has been calculated using the weighted average number of common shares outstanding during each year. Diluted loss per share is not presented as it is anti – dilutive to the loss per share figures.

ARRIS RESOURCES INC.

(Formerly Bassett Ventures Inc.)

Notes to Consolidated Financial Statements

(Stated in Canadian dollars)

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Changes in Accounting Policies

Effective January 1, 2007 the Company adopted the new recommendations from the Canadian Institute of Chartered Accountants (CICA) Handbook Section 3855, Financial Instruments - Recognition and Measurement; Section 1530, Comprehensive Income; Section 3861, Financial Instruments - Disclosure and Presentation; Section 3251, Equity and Section 3865, Hedges. The adoption of these new financial instruments standards resulted in changes in the accounting for financial instruments as well as the recognition of certain transitional adjustments that have been recorded in opening accumulated other comprehensive income as described below. The components of equity and changes thereto have been disclosed. The standards are applied retroactively with prospective presentation except for adjustments relating to cumulative translation adjustments to account for foreign self-sustaining subsidiaries which are applied and presented retroactively. The principal changes in the accounting for financial instruments due to the adoption of these accounting standards are described below.

(a) CICA 1530 - Comprehensive Income and equity

Section 1530 of the CICA Handbook introduced a new requirement effective for fiscal years beginning on or after October 1, 2006 to temporarily present gains and losses from changes in fair value outside net income. Comprehensive income is described as the change in a company's net assets that results from transactions, events and circumstances related to sources other than the company's shareholders. The CICA also made changes to section 3250 of the CICA Handbook, Surplus, and reissued it as section 3251, Equity. The section is effective for fiscal years beginning on or after October 1, 2006. The Company has adopted this policy effective January 1, 2007, but the results of both comprehensive income and accumulated comprehensive income are not material to the financial statements and therefore no additional disclosure has been included.

(b) CICA 3855 - Financial assets and financial liabilities

Under Section 3855, financial assets and financial liabilities are initially recognized at fair value and are subsequently measured based on their classification as described below. The classification depends on the purpose for which the financial instruments were acquired and their characteristics. The classification generally cannot be changed subsequent to the designation at the initial recognition of the instruments.

Held for trading

Financial assets that are purchased and held with the intention of generating profits in the near term are classified as held for trading. These instruments are accounted for at fair value with the change in fair value recognized in net earnings during the period. Cash and cash equivalents were classified as held for trading, as these instruments are highly liquid, are readily convertible to known amounts of cash, and are so near maturity that there is no significant risk of changes in value due to rate changes.

Loans and receivables

Accounts receivable and accrued revenues are designated as "loans and receivables".

Other Liabilities

Accounts payable and long-term debt are designated as "other liabilities".

Held-to-maturity

Securities that have a fixed maturity date and which the Company has a positive intention and the ability to hold to maturity are classified as held-to-maturity and accounted for at amortized cost using the effective interest rate method. No investments were classified as held-to-maturity on January 1, 2007.

Available-for-sale

Financial assets designated to be available-for-sale or not designated as one of the above categories are classified as available-for-sale. These assets are accounted for at fair value, with changes in fair value recognized in other comprehensive income. When a decline in fair value is determined to be other-than-temporary, the cumulative loss included in accumulated other comprehensive income is removed and recognized in net earnings. Gains and losses realized on disposal of available-for-sale securities are recognized in net earnings. No investments were classified as available-for-sale on January 1, 2007.

(c) CICA 3861 - Financial Instruments

All derivative instruments, including embedded derivatives, are recorded on the balance sheet at fair value unless they qualify for the normal sale and purchase exception. All changes in fair value are included in earnings unless cash flow hedge or net investment accounting is used, in which case changes in fair value are recorded in other comprehensive income, to the extent the hedge is effective, and in earnings, to the extent it is ineffective.

ARRIS RESOURCES INC.

(Formerly Bassett Ventures Inc.)

Notes to Consolidated Financial Statements

(Stated in Canadian dollars)

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Recent accounting pronouncements issued and not yet adopted. The following accounting standards will apply to fiscal periods commencing on or after October 1, 2007:

Section 1535, "Capital Disclosures". This section establishes standards for disclosing information about an entity's objectives, policies and processes for how it manages its capital. A company must also disclose qualitative data about what the entity regards as capital; and whether the company has complied with any capital requirements and if not, the consequences of such non-compliance. The Company will adopt this new standard effective January 1, 2008.

Section 3862, "Financial Instruments - Disclosures". This section describes the required disclosures to evaluate the significance of financial instruments for the entity's financial position and performance as well as the nature and extent of risks arising from both recognized and unrecognized financial instruments to which the entity is exposed and how the entity manages those risks. The Company will adopt this new standard effective January 1, 2008.

Section 3863, "Financial Instruments - Presentation". This section establishes standards for presentation of financial instruments and non-financial derivatives. It details the presentation of the standards described in Section 3861, "Financial Instruments - Disclosures and Presentation". The Company will adopt this new standard effective January 1, 2008.

The CICA plans to converge Canadian GAAP with International Financial Reporting Standards ("IFRS") over a transition period expected to end in 2011. The impact of the transition to IFRS on the Company's financial statements is not yet determinable.

3.

DISCONTINUED OPERATIONS

On July 6, 2003, the Company acquired all the issued and outstanding common shares of AGI in exchange for 10,350,000 common shares of the Company and accounted for the transactions as a reverse takeover.

Due to unsuccessful efforts of the Company to secure financing for AGI’s operations, the board of directors of each of the Company and AGI determined that it was in the best interests of both companies that the Company divest itself all of its interest in AGI to the former principal shareholders.

As a result, during the comparative year, the Company distributed its shares of AGI to certain officers and employees of AGI who surrendered 1,688,992 shares of the Company. These surrendered shares were cancelled and returned to treasury. As part of the transaction, the Company forgave $279,230 of intercorprate debt owed by AGI to the company and transferred its ownership of AssistGlobal (USA) Inc. to AGI.

	2007	2006	2005
	$	$	$
Revenue	-	-	412,133
Direct Cost	-	-	265,587
Gross Margin	-	-	146,546

Expenses
Amortization	-	-	7,007
General & Administrative	-	-	134,681
Interest	-	-	3,883
	-	-	145,571
Net income (loss) from discontinued operations (Note 3)	$ -	$ -	$ 975

ARRIS RESOURCES INC.

(Formerly Bassett Ventures Inc.)

Notes to Consolidated Financial Statements

(Stated in Canadian dollars)

3.

DISCONTINUED OPERATIONS (continued)

Asset and liabilities of discontinued operations reflected in the balance sheet at December 31, 2004 were comprised of:

Assets
Current
Amounts receivable	$ 197,819
Prepaid expenses	$ 43,454
$ 241,273
Property and equipment	$ 65,967
Intangible assets	1
$ 307,241
Liabilities
Current
Accounts payable and accrued liabilities	$ 163,516
Demand loan	100,000
Unearned Revenue	72,762
Capital lease obligations, current	19,133
355,411
Capital Lease obligations	5,652
Promissory notes payable	50,000
$ 411,063

4. EQUIPMENT

			December 31, 2007	December 31 2006
		Accumulated	Net Book	Net Book
	Cost	Amortization	Value	Value
	$	$	$	$

Furniture and fixtures	3,414	1,109	2,305	2,752
Computer equipment	5,954	4,183	1,771	2,829
Leasehold improvements	2,522	945	1,577	1,892

	11,890	6,237	5,653	7,473

5.   OIL AND GAS PROPERTY

Alexander, Alberta:

In February, 2007 the Company entered into a purchase and sale agreement (the “Agreement”) with Arctos Petroleum Corp. (“Arctos”) whereby Arctos agreed to sell to the Company an interest in the Alexander Area, Alberta property in consideration for a purchase price of $150,000 plus GST.

Arris holds a 30% working interest in 64 gross Ha (19.2 Net Ha) of onshore P&NG rights in Alexander, Alberta. The property includes a producing Ellerslie/Wabamun oil well at 6-7-57-1W5 and a 40% interest in an oil battery at 3-7-57-1W5. Arris Resources is in a non-participation penalty position on both the well and battery and does not currently receive production or fee revenues from these assets.

ARRIS RESOURCES INC.

(Formerly Bassett Ventures Inc.)

Notes to Consolidated Financial Statements

(Stated in Canadian dollars)

5.   OIL AND GAS PROPERTY (continued)

An additional 960 gross Ha of non-producing land in this Area expired in 2007. Arris Resources held an average 40% working interest in the expired lands.

6.  RELATED PARTY TRANSACTIONS

December 31,	2007	2006
Management and consulting fee paid to officers and directors of the Company and/or companies controlled by them	$ -	$ 25,000
Amounts included in accounts payable due to companies controlled by/or with common directors of the company	$ -	$ 107,535

All transactions with related parties have occurred in the normal course of operation and are measured at their fair value as determined by management.

7.

SHARE CAPITAL

a)       Authorized share capital consists of unlimited common shares without par value

Issued:

	2007		2006		2005
	Number of Shares	$	Number of Shares	$	Number of Shares	$
Balance, beginning of year	9,216,843	1,830,287	4,216,843	1,1174,911	17,623,343	1,132,603
Stock options exercised					-	-
Exercise of warrants	1,000,000	132,420				-
Private placement	5,250,000	254,604 (2)	5,000,000 (1)	655,376	1,500,000	150.000
Services					-	-
Share Capital Consolidation	(8,173,475) (3)				(13,217,508)	-
Share returned to treasury (note 3)					(1,688,992)	(107,692)
Share Subscription Receivables	-	(1,009)	-	-	-	-
Balance, end of year	7,293,368	2,216,302	9,216,843	1,830,287	4,216,843	1,174,911

`

(1) Net of share issue costs of $3,091

(2) Net of share issue costs of $22,441

(3) On July 11, 2007, the Company consolidated its share capital on a 5:1 basis.  The loss per share at December 31, 2006 and 2005 has been adjusted to reflect this change.

b)     Stock Options

The Corporation has an incentive stock option plan authorizing the Company to issue incentive stock options to directors, officers, employees and consultants of the Company.  No specific vesting terms are required.  The option price shall be no less than the fair market value of the Company’s shares on the date of the grant.

ARRIS RESOURCES INC.

(Formerly Bassett Ventures Inc.)

Notes to Consolidated Financial Statements

(Stated in Canadian dollars)

7.

SHARE CAPITAL (continued)

The following is a summary of the changes in the Company’s outstanding stock options for 2007, 2006, and 2005.

	2007		2006		2005
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
		$		$		$
Balance at the beginning of year	402,333.96		414,000	1.12	2,606,000.29
Granted	-	-	-	-	-	-
Exercised	-	-	-	-	-	-
Expired/Cancelled/ Consolidated	(402,333)	.96	(11,667)	1.31	(2,192,000)	-
Outstanding at the end of fiscal year.	-	-	402,333.96		414,000	1.12

As at December 31, 2007 there were no options outstanding.

c)

Warrants

The following is a summary of Company’s outstanding warrants as of December 31, 2007.

	Number of Shares	Weighted Average Exercise Price
		$
Balance at December 31, 2005	-	-
Granted	5,000,000	0.16
Balance at December 31, 2006	5,000,000	0.16 (1)
Exercised	(1,000,000)	0.16 (1)
Consolidated	(3,200,000)	0.68 (1)
Granted	5,250,000	0.07
Balance at December 31, 2007 (2)	6,050,000	0.15

(1)

Adjusted for the 5:1 share consolidation on July 11, 2007.

(2)

At December 31, 2007 the weighted average remaining life of warrants outstanding is 1.42 years.

8. COMPARATIVE FIGURES

Certain of the prior years’ figures have been reclassified to conform with the current year’s financial statement presentation.

ARRIS RESOURCES INC.

(Formerly Bassett Ventures Inc.)

Notes to Consolidated Financial Statements

(Stated in Canadian dollars)

9. INCOME TAXES

A reconciliation of income taxes at statutory rates is as follows:

	2007	2006
	$	$
Net loss for the year	(23,333)	(109,763)

Expected income tax recovery	(6,066)	(37,451)
Net adjustment for amortization, deductibles, and non-deductible amounts	1,364	(234)
Unrecognized benefit of current non-capital loss	7,430	37,685
Total income taxes	-	-

The Significant components of the Company’s future income tax assets are as follows:

	2007	2006
	$	$
Future Income tax assets:
Equipment tax pool in excess of carrying value	1,973	1,969
Non-capital loss carry forwards	197,046	248,834
	199,019	250,803
Valuation allowance	(199,019)	(250,803)
Net future tax assets	-	-

The Company has non-capital losses of approximately $758,000 (2006 – $769,000) which are available to reduce future taxable income in Canada and which expire between 2010 and 2027. Subject to certain restrictions the Company also has equipment and resource expenditures of approximately $163,243 (2006 – $13,000) available to reduce taxable income in future years. The Company has not recognized any future benefits for these amounts, as it not considered likely that they will be utilized.

10. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES  (GAAP)

The Company’s consolidated financial statements have been prepared in accordance to Canadian GAAP, which differ in certain respects from U.S. GAAP. The Company’s net loss reported under Canadian GAAP is consistent with the net loss and comprehensive income that would be reported under U.S. GAAP.

ARRIS RESOURCES INC.

(Formerly Bassett Ventures Inc.)

Notes to Consolidated Financial Statements

(Stated in Canadian dollars)

11.  SUBSEQUENT EVENTS

On April 8, 2008 the Company announced that Mr. Lucky Janda joined the Company as a Director and President.  Mr. Janda replaced Deepen Ram as Director, who has resigned from the Board for personal reasons, and also replaced Curt Huber as President of the Company.  Mr. Huber continues to serve as a Director of the Company.

Mr. Janda is a local businessman with over 20 years experience in public companies and real estate development.  Previously, he held numerous board positions with public companies as a Director and/or Senior Officer.  Mr. Janda holds a bachelor of Economics from the University of British Columbia and holds several positions with community charitable organizations.

Management’s

 Discussion &

 Analysis

For the Year Ended

December 31, 2007

1250 West Hastings Street

Vancouver, BC

V6E 2M4

Tel:  (604) 687-0879  /  Fax:  (604) 408-9301

Management’s Discussion and Analysis

General

Management’s discussion and analysis (“MD&A”) has been prepared based on information available to Arris Resources Inc. (“Arris” or the “Company”) as of April 29, 2008.  MD&A provides a detailed analysis of the company’s business and compares its 2007 results with those of the two previous years and should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2007.  The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).  This MD&A may contain forward-looking statements about the Company’s future prospects, and the Company provides no assurance that actual results will meet management’s expectations.

The Company is a Canadian resource exploration and development company with assets in oil and gas sectors in Alberta.

The resource exploration business is risky and most mineral exploration projects will not become mines and most resource exploration projects will not become oil and gas producers.  The Company may offer an opportunity to another company to acquire an interest in a property in return for funding all or part of the exploration and development of the property.  For the funding property acquisitions and exploration that the Company conducts, the Company depends on the issuance of shares from the treasury to investors.  These stock issues depend on numerous factors including a positive mineral and resource exploration environment, positive stock market conditions, a company’s track record, and the experience of management.

Critical Accounting Policies

The Company’s accounting policies are described in Note 2 to the audited consolidated financial statements for the year ended December 31, 2007.  Management considers the following policies to be the most critical in understanding the judgments and estimates that are involved in the preparation of its consolidated financial statements.

Use of Estimates

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the dates of the financial statements, as well as the reported amounts of revenues and expenses incurred during the period.  Actual results could differ from those estimated.

Accounting for Stock Options

The fair value of stock options used to calculate compensation expense has been estimated using the Black-Scholes Option Pricing Model.  Option pricing models require the input of highly subjective assumptions, particularly as to the expected price volatility of the Company’s shares and expected life of the option.  Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable measure of the fair value of the Company’s stock options.

Resource Property Interests

The Company’s current principal activity is the acquisition and exploration of resource properties.  The cost of acquiring, exploring, and developing mineral and resource properties is capitalized.  In the event that the Company elects to proceed with the development of a project, capitalized acquisition, exploration and development expenditures will be amortized against future production upon commencement of commercial production, or written off if the properties are sold or abandoned.

Overall Performance

During the year ended December 31, 2007, the Company spent $150,000 in acquisition costs for the Alexander oil & gas prospect.  The Company is not the operator of the project.  The main well in the project, the Alexander 6-7-57-1W5 was re-equipped and has begun periodic production.  As the Company did not contribute towards this work, the Company is in a non-participation penalty position.

Results of Operations

Selected Annual Information

	2007 $	2006 $	2005 $
Revenues	-	-	-
Net Income (Loss)	(23,333)	(109,763)	(203,123)
Loss per Share	(0.01)	(0.06)	0.24
Total Assets	922,340	568,537	32,623
Long-term liabilities	-	-	-

The selected annual information has been prepared in accordance with Canadian GAAP.

2007 compared with 2006

The Company reported net loss of $23,333 ($0.01 per share) for the year ended December 31, 2007 as compared to net loss of $109,763 ($0.06 per share) for the year ended December 31, 2006.  Significant changes between the 2007 and 2006 year was mainly due to a further reduction in management, consulting, professional fees and rent.

Year Ended December 31, 2006 compared with Year Ended December 31, 2005

The Company reported net loss of $109,763 ($0.06 per share) for the year ended December 31, 2006 as compared to net loss of $203,123 ($0.24 per share) for the year ended December 31, 2005.  Significant changes between the 2006 and 2005 year was mainly due to a reduction in management, consulting, professional fees and rent.

Summary of Quarterly Results

The summary of quarterly results has been prepared in accordance with Canadian GAAP.

	Revenue $	Income (Loss) $	Income (Loss) per share $
December 31, 2007	-	(25,361)	(0.00)
September 30, 2007	-	(13,583)	(0.00)
June 30, 2007	-	22,205	(0.00)
March 31, 2007	-	(6,595)	(0.00)
December 31, 2006	-	(14,471)	(0.02)
September 30, 2006	-	(7,394)	(0.00)
June 30, 2006	-	(57,829)	(0.01)
March 31, 2006	-	(30,069)	(0.01)

As the Company is still in the exploration and development stage, variances in its quarterly losses are not affected by sales or production-related factors.  Year over year increased costs are generally attributed to successful financing activities which result in the Company being able to conduct more exploration, which results in additional overhead costs to maintain.

The Company did not record any stock-based compensation in the quarters ending September 30, 2007, June 30, 2007and March 31, 2007.

 Resource Property Interests

Acquisition costs for the year ended December 31, 2007 totalled $150,000 as compared to $0 in the year ended December 31, 2006.  The Company will continue to actively evaluate additional resource prospects for acquisition by the Company.

Alexander Prospect - Alberta

In February, 2007 the Company entered into a purchase and sale agreement (the “Agreement”) with Arctos Petroleum Corp. (“Arctos”) whereby Arctos agreed to sell to the Company an interest in the Alexander Area, Alberta property in consideration for a purchase price of $150,000 plus GST.

Arris holds a 30% working interest in 64 gross Ha (19.2 Net Ha) of onshore P&NG rights in Alexander, Alberta. The property includes a producing Ellerslie/Wabamun oil well at 6-7-57-1W5 and a 40% interest in an oil battery at 3-7-57-1W5. Arris Resources is in a non-participation penalty position on both the well and battery and does not currently receive production or fee revenues from these assets.

An additional 960 gross Ha of non-producing land in this Area expired in 2007. Arris Resources held an average 40% working interest in the expired lands.

Subsequent Events

On April 8, 2008 the Company announced that Mr. Lucky Janda joined the Company as a Director and President.  Mr. Janda replaced Deepen Ram as Director, who has resigned from the Board for personal reasons, and also replaced Curt Huber as President of the Company.  Mr. Huber continues to serve as a Director of the Company.

Mr. Janda is a local businessman with over 20 years experience in public companies and real estate development.  Previously, he held numerous board positions with public companies as a Director and/or Senior Officer.  Mr. Janda holds a bachelor of Economics from the University of British Columbia and holds several positions with community charitable organizations.

Liquidity

Financing of operations is achieved primarily by issuing share capital.  At December 31, 2007, the Company had $764,583 in cash and term deposits (2006 – $558,158), and working capital of $618,129 (2006 – $403,627).

During the year ended December 31, 2007 expenditures for operating activities were $69,970 compared to $118,586 in 2006.

Arris’ investing activities revolve around developing its properties.  The Company spent $150,000 in acquisition costs during the year ended December 31, 2007 compared to $0 in 2006.  The expenditures in 2007 were incurred on the Company’s Alexander Prospect.

During the year, the Company received $132,420 for the exercise of warrants and $254,604 (net of issue costs of ($22,421) for a private placement of common shares and warrants.

Capital Resources

The Company’s primary capital assets are resource property assets.  The Company capitalizes all costs related to the mineral properties until the properties are placed in production, sold or abandoned.

The Company has adequate financial resources to conduct its activities for the next year and currently does not anticipate difficulties in raising additional funding if needed.

Financing is potentially available through the exercise of 800,000 outstanding share purchase warrants at US$0.75 per share until June 14, 2008 and through the exercise of 5,250,000 outstanding share purchase warrants at US$0.065 per share until July 31, 2009. However, there can be no assurance that any of these outstanding convertible securities will be exercised.

The Company does not anticipate the payment of dividends in the future.

Financing Activities

On July 31, 2007 the Company completed a private placement of 5,250,000 units at a price of US$0.05 per unit, with gross proceeds of US$262,500. Each unit consists of a common share and a common share purchase warrant.  Each common share purchase warrant entitles the holder to purchase, for a period of two years, an additional common share at an exercise price of US$0.065.

A cash finder's fee of US$21,000 was paid in conjunction with this placement.  The proceeds from the private placement were used to increase working capital.

Transactions with Related Parties

There were no related party transactions in current fiscal year.

Fourth Quarter

There were no material developments for the Company during the fourth quarter.

Proposed Transactions

There are no transactions that will materially affect the performance of the Company.

Changes in Accounting Policies including Initial Adoption

The Company’s accounting policies are detailed in Note 2 to the audited consolidated financial statements for the year ended December 31, 2007.

Share Data

The authorized capital of the Company consists of unlimited common shares.  As of the date of this report, there are 7,293,368 common shares.

Pursuant to the Company’s Stock Option Plan, the Company may issue up to 729,336 incentive stock options to purchase common shares of the Company.  During the year ended December 31, 2007, there were no stock options exercised, and no stock options granted. Currently, there are no stock options outstanding.

The following is a summary of Company’s outstanding warrants as of December 31, 2007.

   800,000   exercisable at US$0.75   - expiring June 14, 2008

5,250,000   exercisable at US$0.065 - expiring July 31, 2009

6,050,000   total warrants outstanding

Internal Controls and Procedures and Disclosure Controls

The CEO and CFO have evaluated the effectiveness of the company’s disclosure controls and procedures and assessed the design of the company’s internal control over financial reporting as of December 31, 2007, pursuant to the requirements of Multilateral Instrument 52-109.

Management has concluded, based on this evaluation, that as of December 31, 2007, a weakness existed in the design of internal control over financial reporting caused by a lack of adequate segregation of duties in many cases.  This weakness has the potential to result in material misstatements in the Company’s financial statements, and should also be considered a weakness in its disclosure controls and procedures.

Due to limited resources and the present stage of the Company’s development, the Company does not have sufficient size and scale to warrant the hiring of additional staff to correct this weakness at this time.  To help mitigate the impact of this weakness and to ensure quality financial reporting, the Company is highly reliant on the performance of compensating procedures and senior management’s review and approval to ensure that the controls are as effective as possible.

Furthermore, there were no changes in internal control in the year ended December 31, 2007 that management considered should be disclosed.

Risks and Uncertainties

The Company’s principal activity is oil and gas exploration and development.  Companies in this industry are subject to many and varied kinds of risks, including but not limited to, environmental, oil and gas prices, political and economical.

The Company has no significant source of operating cash flow and no revenues from operations.  None of the Company’s oil and gas properties currently have reserves.  The Company has limited financial resources.  Substantial expenditures are required to be made by the Company to establish reserves.

The property interests the Company has are in the exploration stages only, are without proven reserves of commercial levels of production.  Oil and gas exploration involves a high degree of risk and few properties, which are explored, are ultimately developed into commercially producing wells.  If the Company’s efforts do not result in commercial production at the Alexander Prospect, the Company will be forced to look for other exploration projects.

The Company is subject to the laws and regulations relating to environmental matters in all jurisdictions in which it operates, including provisions relating to property reclamation, discharge of hazardous material and other matters.

The Company’s functional currency is the Canadian dollar.

Forward Looking Information

Certain statements contained in the following Management Discussion and Analysis constitute forward looking statements.  Such forward looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from actual future results and achievements expressed or implied by such forward looking statements.  Readers are cautioned not to place undue reliance on these forward looking statements, which speak only as of the date the statements were made.  Readers are also advised to consider such forward looking statements while considering the risks set forth below.

Other

Additional information relating to the Company is available on SEDAR at www.sedar.com.

ITEM 18.

FINANCIAL STATEMENTS

Not applicable.

ITEM 19.

EXHIBITS

Exhibit	Description
1.1 (1)	Memorandum and Articles, as amended.
1.2 (2)	Name change certificate from IGN Internet Global Network Inc. to AssistGlobal Technologies Corp.
1.3 (2)	Articles of AssistGlobal Technologies Corp.
1.4 (4)	Name change certificate from AssistGlobal Technologies Corp. to Bassett Ventures Inc.
1.5 (4)	Name change certificate from Bassett Ventures Inc. to Arris Resources Inc.;
1.6 (4)	Notice of Articles under the Business Corporations Act of British Columbia dated June 29, 2007
1.7 (4)	Notice of Alteration under Form 11 of the Business Corporations Act of British Columbia, Section 257, dated June 29,2007
4.1 (2)	Management services agreement between AssistGlobal Technologies Corp. and Varshney Capital Corp. dated August 1, 2003
4.2 (2)	Consulting services agreement between AssistGlobal Technologies Corp. and SNJ Capital Ltd. dated August 1, 2003
4.3 (2)	Quotation Agreement between AssistGlobal Technologies Corp. and Canadian Trading and Quotation System Inc. dated December 3, 2003
4.4 (3)	2004 Stock Option Plan
4.5 (3)	Amendment to Management Services Agreement with Varshney Capital Corp.
4.5 (3)	Amendment to Consulting Services Agreement with SNJ Capital Ltd.
4.6	New Stock Option Plan adopted as of June 17, 2008
8.1	Subsidiaries: Arris Minerals Inc. incorporated in British Columbia on June 12, 2007 Arris Oil & Gas Inc., incorporated in British Columbia on June 13, 2007
31.1	Section 302 Certification - CEO
31.2	Section 302 Certification - CFO
32.1	Section 906 Certification - CEO
32.2	Section 906 Certification - CFO

(1)

Incorporated by reference to Form 20-F filed on March 20, 1997

(2)

Incorporated by reference to Form 20-F filed on July 15, 2004.

(3)

Incorporated by reference to Form 20-F filed on July 11, 2005.

(4)

Incorporated by reference to Form 20-F filed on June 29, 2006

SIGNATURE

The registrant hereby certifies that it meets all of the requirement for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ARRIS VENTURES INC.

(formerly Basset Ventures Inc.)

 By:     /s/   Lucky Janda

Lucky Janda

President & CEO

DATED:  June 27, 2008

EXHIBIT INDEX

Exhibit	Description
1.1 (1)	Memorandum and Articles, as amended.
1.2 (2)	Name change certificate from IGN Internet Global Network Inc. to AssistGlobal Technologies Corp.
1.3 (2)	Articles of AssistGlobal Technologies Corp.
1.4 (4)	Name change certificate from AssistGlobal Technologies Corp. to Bassett Ventures Inc.
1.5 (4)	Name change certificate from Bassett Ventures Inc. to Arris Resources Inc.;
1.6 (4)	Notice of Articles under the Business Corporations Act of British Columbia dated June 29, 2007
1.7 (4)	Notice of Alteration under Form 11 of the Business Corporations Act of British Columbia, Section 257, dated June 29,2007
4.1 (2)	Management services agreement between AssistGlobal Technologies Corp. and Varshney Capital Corp. dated August 1, 2003
4.2 (2)	Consulting services agreement between AssistGlobal Technologies Corp. and SNJ Capital Ltd. dated August 1, 2003
4.3 (2)	Quotation Agreement between AssistGlobal Technologies Corp. and Canadian Trading and Quotation System Inc. dated December 3, 2003
4.4 (3)	2004 Stock Option Plan
4.5 (3)	Amendment to Management Services Agreement with Varshney Capital Corp.
4.5 (3)	Amendment to Consulting Services Agreement with SNJ Capital Ltd.
4.6	New Stock Option Plan adopted as of June 17, 2008
8.1	Subsidiaries: Arris Minerals Inc. incorporated in British Columbia on June 12, 2007 Arris Oil & Gas Inc., incorporated in British Columbia on June 13, 2007
31.1	Section 302 Certification - CEO
31.2	Section 302 Certification - CFO
32.1	Section 906 Certification - CEO
32.2	Section 906 Certification - CFO

(5)

Incorporated by reference to Form 20-F filed on March 20, 1997

(6)

Incorporated by reference to Form 20-F filed on July 15, 2004.

(7)

Incorporated by reference to Form 20-F filed on July 11, 2005.

(8)

Incorporated by reference to Form 20-F filed on June 29, 2006