Form 20-F/A
period 2007-12-31
Arris Resources Inc.
filed 2008-11-25
CIK 1036140

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

Amendment No. 1

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

EXPLANATORY NOTE

This amendment to our annual report on Form 20-F/A (the "Amended 20-F") speaks as of the filing date of our Form 20-F for the fiscal year ended December 31 2007, filed on June 27 2008 (the "Form 20-F"), except for the certifications which speak as of the filing date of the Amended 20-F.  We are filing this Amended 20-F in response to comments received from the U.S. Securities and Exchange Commission (the "SEC") in connection with its review of the Form 20-F.

The sole purpose of this Amended 20-F is: (i) under Item 15. Controls and Procedures, to amend management's annual report on internal control over financial reporting and to add an additional provision that we do not have an attestation report from our registered public accounting firm regarding internal control over financial reporting.

This Amendment does not reflect events that have occurred after the June 26, 2008 filing date of the Annual Report on Form 20-F, or modify or update the disclosures presented in the original Form 20-F, except to reflect the amendments described above.

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

ITEM 15.

CONTROLS AND PROCEDURES

As at the end of the period covered by this Form 20-F, our management, with the participation of our Chief Executive officer and our Chief Financial Officer, performed an evaluation of the effectiveness of our disclosure controls and procedures that are designed to ensure that the material financial and non-financial information required to be disclosed by Rules 13a-15 and 15d-15 of the Exchange Act and filed with the Securities and Exchange Commission is recorded, processed, summarized and timely reported.  Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in our reports that we file or submit under the Exchange Act is accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding our required disclosure.

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

Our management is responsible for establishing and maintaining adequate internal control over the financial reporting of our company.  Internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act is a process designed by, or under the supervision of, our Chief Executive Officer and Chief Financial Officer, and affected by our Board, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, and includes those policies and procedures that:  (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of our assets;  (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures are being made only in accordance with the authorizations of management and our Board of Directors; and  (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our financial statements.

Management has concluded, based on their evaluation, that as of December 31, 2007, a weakness existed in the design of internal control over financial reporting caused by a lack of adequate segregation of duties in many cases.  This weakness has the potential to result in material misstatements in our financial statements, and should also be considered a weakness in our disclosure controls and procedures.

During the period covered by this report, there has been no change in our internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, its internal control over financial reporting.

This annual report does not include an attestation report of the company's registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the company's registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the company to provide only management's report in this annual report.

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

DATED: November 21, 2008

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