Form 20-F/A
period 2007-12-31
Arris Resources Inc.
filed 2009-02-20
CIK 1036140

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

Amendment No. 2

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

After evaluation of our disclosure controls and procedures as of the year end covered by this report, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective at the reasonable assurance level.

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

Management has concluded, based on their evaluation, that as of December 31, 2007, a weakness existed in the design of internal control over financial reporting caused by a lack of adequate segregation of duties in many cases.  This weakness has the potential to result in material misstatements in our financial statements, and should also be considered a weakness in our disclosure controls and procedures.  As a result of limited staffing due to the size of our business certain staff carry out multiple responsibilities independently. The intent over the next year is to ensure that all financial transactions are reviewed by two independent staff members. Because of the material weakness described, management believes that, as of December 31, 2007, our company’s internal control over financial report was not effective as of the Evaluation Date.

The Audit Committee has been provided information on the deficiency.  Together, the Audit Committee, Board of Directors and management continue to work to mitigate the risk of a material misstatement in our financial statements.  Management has identified certain areas where it can improve process controls and intends to incorporate these changes into the control over the financial reporting over the next twelve months.

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