Form 20-F/A
period 2007-12-31
Arris Resources Inc.
filed 2009-03-27
CIK 1036140

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

Amendment No. 3

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

After evaluation of our disclosure controls and procedures as of the year end covered by this report, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were not effective as a result of a weakness in the design of internal control over financial reporting.

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

DATED: February 19, 2009

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