Form 20-F
period 2008-12-31
Arris Resources Inc.
filed 2009-06-18
CIK 1036140

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008
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

12,543,372 common shares

Indicate by check mark if the registrant is a well-known seasoned issuer.    Yes    ☑  No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes    ☑  No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  ☑  Yes      No

Indicate by check mark whether the Registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).   .    Yes    ☑  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.

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

TABLE OF CONTENTS

GLOSSARY OF TERMS		4
NOTE REGARDING FORWARD-LOOKING STATEMENTS		4
PART I		5
ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS	5
ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE	5
ITEM 3.	KEY INFORMATION	5
A.	Selected Financial Data	5
B.	Capitalization and Indebtedness	7
C.	Reasons for the Offer and Use of Proceeds	7
D.	Risk Factors	7
ITEM 4.	INFORMATION ON THE COMPANY	9
A.	History and Development of the Company	9
B.	Business Overview	10
C.	Organizational Structure	11
D.	Property	11
ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	11
A.	Operating Results	11
B.	Liquidity and Capital Resources	12
C.	Research and Development, Patents and Licenses, Etc.	12
D.	Trend Information	13
E.	Off Balance Sheet Arrangements	13
F.	Tabular Disclosure of Contractual Obligations	13
ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	13
A.	Directors and Senior Management	13
B.	Compensation	14
C.	Board Practices	15
D.	Employees	16
E.	Share Ownership	16
ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	17
A.	Major Shareholders	17
A. 1. a	Holdings by Major Shareholders	17
A. 2.	Canadian Share Ownership	17
A. 3.	Control of the Corporation	18
A. 4.	Change in Control Arrangements	18
B.	Related Party Transactions	18
C.	Interests of Experts and Counsel	18
ITEM 8.	FINANCIAL INFORMATION	18
A.	Financial Statements and Other Financial Information	18
B.	Significant Changes	19
ITEM 9.	THE OFFER AND LISTING	20
A.	Offer and Listing Details	20
B.	Plan of Distribution	21
C.	Markets	21
D.	Selling Shareholders	21
E.	Dilution	21
F.	Expenses of the Issue	21
ITEM 10.	ADDITIONAL INFORMATION	21
A.	Share Capital	21
B.	Memorandum and Articles of Association	21
C.	Material Contracts	24
D.	Exchange Controls	24
E.	Taxation	25
F.	Dividends and Paying Agents	32
G.	Statements by Experts	32
H.	Documents on Display	32
I.	Subsidiary Information	33
ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	33

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	33
PART II		33
ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	33
ITEM 14.	MATERIAL MODIFICATION TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	33
ITEM 15.	CONTROLS AND PROCEDURES	33
ITEM 16.		34
A.	AUDIT COMMITTEE FINANCIAL EXPERT	34
B.	CODE OF ETHICS	34
C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES	34
D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES	35
E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS	35
PART III.		35
ITEM 17.	Financial Statements	35
ITEM 18.	Financial Statements	36
ITEM 19.	Exhibits	36

GLOSSARY OF TERMS

Board	Board of Directors of the Company.
CNSX	Canadian National Stock Exchange (formerly known as CNQ – Canadian Trading and Quotation system Inc.)
Directors	The Directors of Arris Resources Inc.
GAAP	Generally accepted accounting principles.
GST	Goods and Services Tax of Canada.
Company	Arris Resources Inc., a corporation incorporated pursuant to the Business Corporations Act (BC).

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

PART I

ITEM 1.

IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.

OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.

KEY INFORMATION

A.

Selected Financial Data

This data has been derived from our audited financial statements, which have been prepared in accordance with accounting principles generally accepted in Canadian GAAP and reconciled for material measurement differences to U.S. GAAP.  Set forth in the following table are selected financial data with respect to our financial condition and results of operation for the years ended December 31, 2008, 2007, 2006, 2005 and 2004.

The selected financial and operating information as at December 31, 2008, 2007 and 2006 should be read in conjunction with the audited consolidated financial statements and notes thereto included elsewhere herein and in conjunction with Item 5 - “Operating and Financial Review and Prospects”. The selected financial data as at and for these periods have been extracted from, and are qualified by reference to the audited consolidated financial statements included herein at Item 17.  The selected financial data as at December 31, 2005 and for the year ended December 31, 2004 have been extracted from audited financial statements not included herein.

Fiscal Years ended December 31,
	2008	2007	2006	2005	2004
Revenues
Canadian GAAP	$–	$–	$–	$–	$690,403
U.S. GAAP	$–	$–	$–	$–	$690,403
Total Assets
Canadian GAAP	$892,243	$922,340	$568,537	$32,623	$313,938
U.S. GAAP	$892,243	$922,340	$568,537	$32,623	$313,938
Net Assets
Canadian GAAP	$815,208	$773,782	$411,100	$(134,513)	$(184,237)
U.S. GAAP	$815,208	$773,782	$411,100	$(134,513)	$(184,237)
Deficit
Canadian GAAP	$2,418,656	$2,112,894	$2,089,561	$1,979,798	$1,776,675
U.S. GAAP	$2,714,268	$2,112,894	$2,089,561	$1,979,798	$1,776,675
Net Income/(Loss)
Canadian GAAP	$(305,762)	$(23,333)	$(109,763)	$(203,123)	$(718,439)
U.S. GAAP	$(601,374)	$(23,333)	$(109,763)	$(203,123)	$(718,439)
Share capital
Canadian GAAP	$2,563,490	$2,216,302	$1,830,287	$1,174,911	$1,132,603
U.S. GAAP	$2,563,490	$2,216,302	$1,830,287	$1,174,911	$1,132,603
Weighted average number of shares outstanding[2]	8,702,960	4,188,847	1,843,368	3,655,165	4,405,835

Fiscal Years ended December 31,
	2008	2007	2006	2005	2004
Earnings (Loss) Per Share[1,2]
Canadian GAAP	$(0.04)	$(0.01)	$(0.06)	$(0.24)	$(0.16)
From continued operations	$(0.04)	$(0.01)	$(0.06)	$(0.24)	$(0.12)
From discontinued operations	$(0.00)	$(0.00)	$(0.00)	$(0.00)	$(0.04)
U.S. GAAP	$(0.07)	$(0.01)	$(0.06)	$(0.24)	$(0.16)
From continued operations	$(0.07)	$(0.01)	$(0.06)	$(0.24)	$(0.12)
From discontinued operations	$(0.00)	$(0.00)	$(0.00)	$(0.00)	$(0.04)
Cash provided by (used in) operating activities
Canadian GAAP	$(212,623)	$(29,590)	$(95,040)	$(146,733)	$(293,544)
U.S. GAAP	$(508,235)	$(29,590)	$(95,040)	$(146,733)	$(293,544)
Investing activities
Canadian GAAP	$(799,782)	$(150,000)	$(2,841)	$(4,294)	$(183,985)
U.S. GAAP	$(504,170)	$(150,000)	$(2,841)	$(4,294)	$(183,985)

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

Year Ended December 31,
	2008	2007	2006	2005	2004
Average for Period	US$1.0660	US$1.0734	US$1.1340	US$1.2115	US$1.2984

The high and low exchange rates for each month during the previous six months are as follows:

Month Ended
	May	April	March	February	January	December
	2009	2009	2009	2009	2009	2008
High for Period	US$1.20460	US$1.27130	US$1.30630	US$1.27280	US$1.27660	US$1.23603
Low for Period	US$1.08910	US$1.19820	US$.21890	US$1.21270	US$1.17560	US$1.18160

On December 31, 2008, the exchange rate was $1.22280.  As of May 31, 2009, the exchange rate was $1.09230

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

Limited Operating History

We commenced our latest operations in September 2003 and disposed of our former business in July 2005; therefore, we have only a limited operating history upon which an evaluation of our business and prospects can be based. We incurred a net loss of $305,762 in the year ended December 31, 2008 and a net loss of $23,333 in the year ended December 31, 2007.

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

 Investors in our common shares that are U.S. taxpayers should be aware that we may be a .passive foreign investment company. under Section 1297(a) of the U.S. Internal Revenue Code (a “PFIC”).  If we are or become a PFIC, generally any gain recognized on the sale of our common shares and any .excess distributions. (as specifically defined) paid on our common shares must be ratably allocated to each day in a U.S. taxpayer’s holding period for our common shares.  The amount of any such gain or excess distribution allocated to prior years of such U.S. taxpayer’s holding period for our common shares generally will be subject to U.S. federal income tax at the highest tax applicable to ordinary income in each such prior year, and the U.S. taxpayer will be required to pay interest on the resulting tax liability for each such prior year, calculated as if such tax liability had been due in each such prior year.

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

On July 5, 2005, we changed our name to “Bassett Ventures Inc.” and concurrently consolidated our share capital on the basis of four old shares for one new share.  On June 13, 2007 we changed our name to “Arris Resources Inc.” and concurrently consolidated our share capital on the basis of five old shares for one new share.

We have been trading on the CNSX (Canadian National Stock Exchange) (formerly known as CNQ, Canadian Trading and Quotation System Inc.) under the trading symbol “AAS” since December 17, 2003.  CNSXis a stock market designed for trading the equity securities of emerging companies. Information regarding CNSX can be obtained from their website at www.cnsx.ca.

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

We are not the operator of the project. The main well in the project, the Alexander 6-7-57-1W5 was re-equipped and has begun periodic production. As we did not contribute towards this work, we are in a non-participation penalty position.

In October 2008 we entered into an asset purchase and sale agreement to purchase from a British Columbia private company twenty-two mineral claims located approximately 30 miles northeast of Atlin, British Columbia in the Atlin Mining District for aggregate consideration of US$250,000.

The twenty-two mineral claims cover approximately 15,000 acres and are located near the Gladys Lake molybdenum occurrence (discovered in the late 1960s). The molybdenum occurrence is similar to the occurrence at Adanac’s Ruby Creek project. Adanac’s project is located approximately 15 miles northeast of Atlin in northern BC.

We are currently utilizing our consulting geologists and mining engineers to complete our evaluation of the twenty-two mineral claims and determine the feasibility for further development of the claims.

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

C.

Organizational Structure

We have three wholly-owned inactive subsidiaries, Arris Oil & Gas Inc., Arris Minerals Inc. and InCana Investments Inc., all of which are British Columbia private companies.

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

ITEM 5.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our financial condition, changes in financial condition and results of operations as at December 31, 2008, 2007 and 2006 should be read in conjunction with our audited consolidated financial statements and related notes included herein.  Unless expressly stated otherwise, all references to dollar amounts in this section are Canadian dollars.

A reconciliation of our financial statements to U.S. GAAP is set forth in Note 14 of the audited financial statements as of December 31, 2008 included herein at Part IV – Item 17.

A.

Operating Results

A comparison of the results of operations for the fiscal years ended December 31, 2008, 2007, and 2006 are as follows:

Year Ended December 31, 2008 as compared to Year Ended December 31, 2006

We recorded a net loss for the year ended December 31, 2008 of $305,765 or $0.04 per share as compared to a net loss of $23,333 or $0.01 per share for the year ended December 31, 2007, being a 1,210% increase in net loss in the amount of $282,429.  The increased loss in fiscal 2008 was the result of a write down of investment in fiscal 2008 in the amount of $188,333 and rent, research and property costs and management, consulting and administrative incurred in fiscal 2008, which were offset by a foreign exchange gain of $74,821.  The general and administrative expenses incurred during fiscal 2008 primarily consisted of management, consulting and administrative of $83,931 (2007 - $Nil), foreign exchange loss (gain) of $(74,821) (2007 - $17,609), rent of $45,000 (2007 - $Nil), research and property costs of $36,410 (2007 - $Nil), trust and filing fees of $14,637 (2007 - $19,502), bank charges and interest of $25,097 (2007 - $1,096), professional fees of $2,695 (2007 - $24,724), travel expenses of $6,033 (2007 - $387), and administrative expenses of $Nil (2007 - $3,785).

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

B.

Liquidity and Capital Resources

We had cash and cash equivalents of $99,366 at December 31, 2008, compared to $764,583 at December 31, 2007, representing a decrease of $665,217.  We had a working capital of $362,339 at December 31, 2008 compared to a working capital of $618,128 at December 31, 2007, representing a decrease in working capital of $302,878.

We have sufficient funds on hand to fund our current operations for the first six months of fiscal 2009.  We anticipate that we will operate at a loss for the foreseeable future.  Our management has continued to provide capital through equity financing.

During the year ended December 31, 2008 we received net proceeds of $347,188 upon exercise of 5,250,000 warrants.

In November 2008 we subscribed for an unsecured convertible debenture (the "Debenture") of Desert Gold Ventures Inc. ("Desert Gold"), a publicly traded mineral resource company listed for trading on the TSX Venture Exchange in the principal amount of $500,000. The Debenture carries interest at a rate of 10% per annum and was to mature on April 30, 2009 and was subsequently extended for an additional 60 days.  Pursuant to the terms of the Debenture, at any time prior to the maturity date, we may, at our sole option, convert all or any part of the principal amount of the Debenture and any unpaid interest thereon into units of Desert Gold at price per unit (each, a "Unit") of $0.50. Each Unit consists of one common share of Desert Gold and one common share purchase warrant (the "Warrant"). Each Warrant entitles us to purchase one common share of Desert Gold at a price of $0.60 for a term of six months from the date of issue of such Warrant.

Subsequent to the year ended December 31, 2008 we raised a total of US$250,000 pursuant to a private placement of 2,500,000 units at a price of US$0.10 per unit, with each unit consisting of one common share and one share purchase warrant entitling the holder to purchase one additional common share, exercisable for a period of two years at a price of US$0.13 per share.

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

We did not have any contractual obligations as at December 31, 2008.

ITEM 6.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.

Directors and Senior Management

The following is a list of our directors and senior officers as at June 3, 2009, their municipalities of residence, their current positions with us and their principal occupations during the past five years.

Name and Municipality of Residence	Position(s) with the Company	Terms of the Various Offices Held	Principal Occupation
Lucky Janda (1) Richmond, BC Canada	President and Director	President and Chief Executive Officer since April 8, 2008.	Independent businessman with over 20 years experience in public companies and real estate development.
Parmjeet Johal (2) North Vancouver, BC Canada	Director	Director since June 29, 2006.	Pharmacist since 1984, proprietor of a pharmacy.
Harpreet Janda (1) (2) Richmond, BC Canada	Chief Financial Officer, Secretary and Director	Chief Financial Officer, Secretary and Director since May 26, 2006.	Chief Financial Officer, MaxTech Ventures Inc. from May 26, 2006 to May 22, 2007. Account executive with Purolator Courier.
Sandeep Poonia (2) Richmond, BC Canada	Director	Director since June 19, 2008	Independent business and real estate developer.

(1)

Harpreet Janda is the nephew of Lucky Janda.

(2)

Denotes member of our Audit Committee.

Directors were elected at our last annual general meeting held on June 17, 2008 and serve until our next annual general meeting of shareholders, or until their successors are appointed.  Our next annual meeting of shareholders is scheduled for June 19, 2009, at which the current slate of directors have been nominated for re-election to the Board of Directors.  Officers are appointed by the Board of Directors and serve at the pleasure of the board.

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

B.

Executive Compensation

The following table sets forth all annual and long term compensation for services in all capacities to us during the fiscal year ended December 31, 2008 and in the preceding two financial years, as applicable, in respect of each of the Chief Executive Officer and Chief Financial Officer and the other three most highly compensated executive officers as of December 31, 2008.

Name and Principal Position	Fiscal Year End	Annual Compensation			Long-Term Compensation			All Other Compensation ($)
					Awards		Payouts
		Salary ($)	Bonus ($)	Other Annual Compen-sation ($)	Securities Under Options/ SARs Granted (#)	Shares or Units Subject to Resale Restrictions ($)	LTIP Payouts ($)
Lucky Janda (1) President	2008	Nil	Nil	Nil	Nil	N/A	N/A	Nil
Curt Huber (2) Former President	2008 2007	Nil Nil	Nil Nil	Nil Nil	Nil Nil	N/A N/A	N/A N/A	Nil Nil
Harpreet Janda Chief Financial Officer	2008 2007	Nil Nil	Nil Nil	Nil Nil	Nil Nil	N/A N/A	N/A N/A	Nil Nil

(1)

Lucky Janda was appointed as President and a director effective April 8, 2008, upon the resignation of Curt Huber.

(2)

Curt Huber resigned as President effective April 8, 2008.

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

Aggregated Option/SAR Exercises During The Most Recently Completed Financial Year

And Financial Year-End Option/SAR Values

No incentive stock options were exercised by the Named Executive Officers during the most recently completed financial year.  As of the year ended December 31, 2008 there were no stock options held by the Named Executive Officers.

Termination of Employment, Change in Responsibilities and Employment Contracts

As at December 31, 2008 no employment contracts existed between us and the Executive Officers.

There are no compensatory plans or arrangements with respect to the Named Executive Officers resulting from the resignation, retirement or other termination of employment or from a change of control of our company.

Compensation of Directors

No cash compensation was paid to any director for the director’s services as a director during the financial year ended December 31, 2008, other than the reimbursement of out-of-pocket expenses.  We have no standard arrangement pursuant to which directors are compensated by us for their services in their capacity as directors except for the granting from time to time of incentive stock options.  During the most recently completed financial year, no incentive stock options were granted to directors, including directors who are Named Executive Officers.

Stock Options

There are no outstanding stock options held by our directors and officers as at December 31, 2008.

C.

Board Practices

Our board of directors consists of four members, the terms of which expire at the general meeting of shareholders to be held in each year. The information regarding the term each director has served in office in “Item 6.A – Directors and Senior Management” is hereby incorporated by reference in response to this item 6.C.  Directors are elected by a majority of the votes of our common shares present in person or represented by proxy at our annual meeting of shareholders and entitled to vote at such election.  Each director will hold office until his or her term expires or until he or she resigns.  Executive officers serve at the discretion of the Board.  Officers are elected at the annual meeting of the directors held immediately after the annual general meeting of shareholders. The directors hold regularly scheduled meetings at which members of management are not in attendance.

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

The Board of Directors has set up an audit committee which consists of Messrs. Sandeep Poonia, Parmjeet Johal and Harpreet Janda.  The audit committee engages on our behalf the independent public accountants to audit our annual financial statements, and reviews and approves the planned scope of the annual audit.

At present, two of the Audit Committee members (Sandeep Poonia and Parmjeet Johal) are considered “independent” as that term is defined in applicable securities legislation. Harpreet Janda is not considered independent as he is a CFO of the Company.

All three of the Audit Committee members have the ability to read and understand financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by our financial statements.

Relevant Education and Experience

All of the Audit Committee members are senior-level businessmen with extensive experience in financial matters; each has a broad understanding of accounting principles used to prepare financial statements and varied experience as to general application of such accounting principles, as well as the internal controls and procedures necessary for financial reporting, garnered from working in their individual fields of endeavour. In addition, each of the members of the Audit Committee have knowledge of the role of an audit committee in the realm of reporting companies from their years of experience as directors of public companies other than the Company.

D.

Employees

We presently have no employees.

E.

Share Ownership

The following table sets forth the common share ownership of each of our officers and directors. Each person has sole voting and investment power with respect to the shares of common stock shown, and all ownership is of record and beneficial.

Name	Number of Common Shares Owned	Positions	Percentage of Outstanding Common Shares [1]
Lucky Janda [2]	735,000	President and Director	4.49%
Harpreet Janda [3]	575,000	Chief Financial Officer, Secretary and Director	3.51%
Sandeep Poonia [4]	170,000	Director	1.04%
Parmjeet Johal [5]	50,000	Director	0.31%
ALL DIRECTORS AND SENIOR OFFICERS AS A GROUP (3 persons)	1,530,000		9.35%

[1]

Based on diluted issued and outstanding share capital of 16,373,372 common shares as of June 3, 2009.

[2]

Included in Lucky Janda’s shareholdings is (i) an incentive stock option to purchase up to 575,000 common shares at a price of US$0.15 per share, exercisable on or before April 8, 2014, which options are held indirectly by Lucky Janda through a wholly-owned private company; and (ii) share purchase warrants to purchase up to 40,000 common shares at a price of US$0.13 per share on or before April 20, 2011.

[3]

Included in Harpreet Janda’s shareholdings is an incentive stock option to purchase up to 575,000 common shares at a price of US$0.15 per share, exercisable on or before April 8, 2014, which options are held indirectly by Harpreet Janda through a wholly-owned company.

[4]

Included in Sandeep Poonia’s shareholdings is: (i) an incentive stock option to purchase up to 50,000 common shares at a price of US$0.15 per share, exercisable on or before April 8, 2014; and (iv) share purchase warrants to purchase up to 40,000 common shares at a price of US$0.13 per share on or before April 20, 2011.

[5]

Included in Parmjeet Johal’s shareholdings is an incentive stock option to purchase up to 50,000 common shares at a price of US$0.15 per share, exercisable on or before April 8, 2014.

Stock Option Plan

We adopted a new Stock Option Plan (the “Plan”), which Plan was approved by the shareholders at our annual meeting held on June 17th, 2008.  Pursuant to the Plan we are permitted to grant up to 10% of our issued and outstanding shares for issuance to directors, officers, employees and consultants at prices set in accordance with the policies of the CNSX.  As of the date of this registration statement, there were no options outstanding; however, we may in the future grant options to key individuals.

The purpose of the Plan is to provide incentive to employees, officers, directors, management company employee and consultants who provide services to us and reduce the cash compensation we would otherwise have to pay.

The Plan is administered by the Board or, if the Board so elects, by a committee appointed by the Board. The Plan provides that options will be issued pursuant to option agreements (“Option Agreements”).  No optionee under the Plan shall be granted an option which exceeds the maximum number permitted by the CNSX.  Options issued pursuant to the Plan will have an exercise price determined by the Board of Directors provided that it is not less than the price permitted by the CNSX, or, if our shares are no longer listed on the CNSX, then such other exchange or quotation system on which our shares are listed or quoted for trading.

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

Major Shareholders

A.1.a

Holdings by Major Shareholders

The following table sets forth the shareholdings of those persons who own of record or are known to us to own beneficially, directly or indirectly, or exercise control or direction over, more than 5% of our issued and outstanding common shares as at the date of this annual report:

Identity of Person or Group	Type of Ownership	Amount Owned	Percent of Class(1)
Nuryn Hudan TNB Enterprises Ltd.	Direct Direct	1,050,000 1,050,000	6.98% 6.98%

(1)

Based on 15,043,372 shares outstanding at June 3, 2009.

A.2

Canadian Share Ownership

The following table indicates the approximate number of Canadian record holders of common shares and the portion and percentage of common shares held in Canada as at May 31, 2009:

Total Number of Holders	Number of Canadian Holders	Number of Common Shares Held in Canada	Percentage of Common Shares Held in Canada
28	23	12,747,616	84.74%

U.S. share Ownership

The following table indicates the approximate number of record holders of common shares with United States addresses and the portion and percentage of common shares held in the United States as at May 31, 2009:

Total Number of Holders	Number of U.S. Holders	Number of Common Shares Held in the U.S.	Percentage of Common Shares Held in the U.S.
28	2	645,756	4.29%

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

During the fiscal year ended December 31, 2008 and December 31, 2007, we entered into the following transactions with related parties:

(a)

During the year ended December 31, 2008, a company controlled by the President charged $45,000 in management and administrative fees and $45,000 in rental expense (2007 - $Nil).  At December 31, 2008 a total of $52,500 is owed for these expenses (2007 - $Nil).

(b)

During the year ended December 31, 2008, we owed $22,441 (2007- $22,441) to a company controlled by the spouse of our President.

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

ITEM 8.

FINANCIAL INFORMATION

A.

Financial Statements and Other Financial Information

Attached hereto are our audited financial statements, consisting of balance sheets as at December 31, 2008 and 2007, and statements of operations and deficit, statements of shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2008 along with related notes and Auditor’s Report and Comments by Auditors for U.S. Readers on Canada-U.S. Reporting Differences.  See Item 17 – “Financial Statements”.

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

B.

Significant Changes

The following changes occurred subsequent to December 31, 2008:

•

Subsequent to the year ended December 31, 2008 we raised a total of US$250,000 pursuant to a private placement of 2,500,000 units at a price of US$0.10 per unit, with each unit consisting of one common share and one share purchase warrant entitling the holder to purchase one additional common share, exercisable for a period of two years at a price of US$0.13 per share.

•

Effective April 27, 2009 we changed the trading of the reporting currency from US dollars to Canadian dollars. The change in reporting currency is to better reflect our business activities.

•

On May 4, 2009 we entered into a Purchase Agreement with Soraje Holdings Ltd., a private British Columbia company, whereby we agreed to purchase a development property located at 8670, 158th Street, Surrey, British Columbia, and legally described as Lot C, Plan 15650, Section 26, Township 2, New Westminster Land District, PID-010-114-386, which property is approximately 30,500 square feet (the “Property”).  Pursuant to the terms of the Purchase Agreement, a non-refundable deposit of $10,000 is payable and a feasibility study on the Property is to be completed on or before August 4, 2009.  Completion of the sale of the Property is scheduled to take place on May 4, 2010, at which time the balance of the purchase price in the amount of $667,000 must be paid.  Pursuant to the terms of the Purchase Agreement, the Purchase Agreement may be assigned by us to our wholly-owned subsidiary, InCana Investments Inc. without prior approval of the seller.  The transaction is a non-arm’s length transaction as Soraje Holdings Ltd. is owned by a family member of Lucky Janda, our President and Chief Executive Officer.

•

On May 21st we received an interim order from the Supreme Court of British Columbia authorizing us to convene an annual and special meeting (the "Meeting") of our shareholders for the purpose of, among other things, considering and approving a plan of arrangement (the "Arrangement").  Under the Arrangement, we will transfer to InCana Investments Inc. ("InCana"), our wholly-owned subsidiary, $100,000 and all of our interest in and to the single family residential zoned property (the "Property") located in Surrey, British Columbia, approximately 35 kilometers from Vancouver, British Columbia, in exchange for common shares of InCana, which will be distributed to our shareholders pursuant to the Arrangement.  Upon closing of the Arrangement, each shareholder, as of the record date, set out in the Arrangement, will receive one new common share in our capital and our pro-rata share of the InCana common shares to be distributed under the Arrangement for each currently held share in our share capital.

The formation of InCana will give our shareholders a direct interest in a new real estate development company that will focus on financing and developing the Property and identifying and acquiring additional real estate properties in high-growth locations. Our management has determined that the formation of InCana to hold the Property will facilitate separate development strategies for the Property required to move the Property forward.  Additionally, new management will be established for InCana that will have knowledge and expertise specific to the real estate industry.

The Meeting, which had been previously scheduled for June 8, 2009, was postponed in order to allow for additional time to prepare and finalize our meeting materials. The Meeting will be held on June 19, 2009 at 10:00 a.m. (Vancouver time) at our office at 1250 West Hasting Street, Vancouver, British Columbia.

Full particulars of the Arrangement are set forth in the Arrangement Agreement dated May 19th, 2009, a copy of which is attached to this Form 20-F as Exhibit 4.  Our Information Circular dated May 19, 2009 and attached exhibits has been electronically filed with the Canadian regulators using the System for Electronic Document Analysis and Retrieval (SEDAR); a copy of which can be viewed online at www.sedar.com.

ITEM 9.

THE OFFER AND LISTING

A.

Offer and Listing Details

We have been trading on the CNSX under the trading symbol “AAS” since December 17, 2003.  CNSX is a stock market designed for trading the equity securities of emerging companies. Information regarding CNSX can be obtained from their website at www.cnsx.ca.  Our shares have also been quoted on the OTC Bulletin Board under the trading symbol “ARRRF” since November 19, 1997.

Previously, our common shares were listed traded on the TSX Venture Exchange, until we voluntarily delisted on July 29, 2003.

On December 31, 2008, 12,543,372 common shares were outstanding.  The closing price of our common shares on the CNSX on December 31, 2008 was US$0.625.

The following summarizes the reported high and low prices for our shares on the CNSX for the periods indicated:

	High	Low
Monthly Stock Prices	$	$
May 2009	0.13 Cdn.	0.13 Cdn.
April 2009	0.10 Cdn. 0.24 US	0.10 Cdn. 0.20 US
March 2009	0.15 US	0.15 US
February 2009	0.13 US	0.13 US
January 2009	0.30 US	0.20 US
December 2008	0.50 US	0.50 US
Quarterly Stock Prices
Fiscal 2008	US$	US$
Fourth Quarter	0.75	0.45
Third Quarter (1)	0.90	0.75
Second Quarter	0.73	0.55
First Quarter	0.59	0.59
Fiscal 2007	US$	US$
Fourth Quarter	0.70	0.50
Third Quarter (1)	0.50	0.06
Second Quarter	0.22	0.20
First Quarter	0.21	0.20
Annual Stock Prices	US$	US$
Fiscal 2008
Fiscal 2007 (1)	0.40	0.26
Fiscal 2006	0.39	0.11
Fiscal 2005 (2)	0.30	0.05
Fiscal 2004	0.35	0.09
Fiscal 2003 (3) (4)	0.25	0.21

(1)

Our shares were consolidated on the basis of five old shares for one new share on July 5, 2007.

(2)

Our shares were consolidated on the basis of four old shares for one new share on July 7, 2005.

(3)

We commenced trading on the CNSX on December 17, 2003.

(4)

Our shares were consolidated on the basis of three old shares for one new share on September 23, 2003.

(5)

Effective April 27, 2008, trading our reporting currency changed from US dollars to Canadian dollars to better reflect our business activities.

B.

Plan of Distribution

Not applicable.

C.

Markets

Our common shares trade on the OTCBB Market under the trading symbol “ARRRF”, and on the CNSX under the trading symbol “AAS”.

D.

Selling Shareholders

Not applicable.

E.

Dilution

Not applicable.

F.

Expenses of the Issue

Not applicable.

ITEM 10.

ADDITIONAL INFORMATION

A.

Share Capital

Not applicable.

B.

Memorandum and Articles of Association

Securities Register

We maintain at Computershare Trust Company of Canada (“transfer agent”) a securities register in which we record the securities issued by us in registered form, showing with respect to each class or series of securities:

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

(2)

An individual is not qualified to become or act as a director of a company if that individual is

(a)

under the age of 18 years,

(b)

found by a court, in Canada or elsewhere, to be incapable of managing the individual’s own affairs,

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

Description of Securities

Common Shares

We are authorized to issue an unlimited number of common shares without nominal or par value of which, as at June 3, 2009, 15,043,372 common shares are issued and outstanding as fully paid and non-assessable.  At June 3, 2009 there were 2,500,000 share purchase warrants outstanding, each warrant being exercisable to purchase an additional common share in our capital at a price of US$0.13 per share until April 21, 2011.  At May 31, 2008, there were no common shares reserved under our stock option plan.

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

(2)

otherwise, 10 days.

C.

Material Contracts

During the year ended December 31, 2008 and subsequent to that date we entered into the following material contracts:

1.

Asset Purchase and Sale Agreement dated October 31, 2008 whereby we acquired from TJJ Holdings Inc., a British Columbia private company, 22 mineral claims located approximately 30 miles northeast of Atlin, British Columbia in the Atlin Mining District for aggregate consideration of US$250,000.

2.

On May 4, 2009 we entered into a Purchase Agreement with Soraje Holdings Ltd., a private British Columbia company, whereby we agreed to purchase a development property located at 8670, 158th Street, Surrey, British Columbia, and legally described as Lot C, Plan 15650, Section 26, Township 2, New Westminster Land District, PID-010-114-386, which property is approximately 30,500 square feet.

3.

Arrangement Agreement dated May 19th, 2009 with InCana Investments Inc. related to a plan of arrangement pursuant to which we will transfer to InCana Investments Inc. ("InCana"), our wholly-owned subsidiary, $100,000 and all of our interest in and to the single family residential zoned property (the "Property") located in Surrey, British Columbia, approximately 35 kilometers from Vancouver, British Columbia, in exchange for common shares of InCana, which will be distributed to our shareholders pursuant to the Arrangement.

Copies of the material contract may be inspected at our office at 1250 West Hastings Street, Vancouver, British Columbia, Canada V6E 2M4, during normal business hours.

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

E.

Taxation

The following summary of the material Canadian federal income tax consequences generally applicable in respect of the common stock reflects our opinion.  The discussion of Canadian federal income considerations is not exhaustive of all possible Canadian federal income tax considerations and does not take into account provincial, territorial or foreign tax considerations.  It is not intended to be, nor should it be construed to be, legal or tax advice to any particular holder of common shares.  Prospective purchasers of our common shares, including non-resident insurers carrying on business in Canada, are advised to consult with their advisors about the income tax consequences to them of an acquisition of common shares.  The discussion of Canadian federal income considerations assumes that holders of common shares hold their common shares as capital property, deal at arm’s length with us, are not “financial institutions” as defined in the Income Tax Act (Canada) (the “Tax Act” or “ITA”), and do not use or hold their common shares in, or in the course of, carrying on a business in Canada.

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

Repurchase of Common Shares

If we repurchase our common shares from a holder of our common shares (other than a purchase of common shares on the open market in a manner in which shares would be purchased by any member of the public in the open market), the amount paid by us that exceeds the “paid-up capital” of the shares purchased will be deemed by the Income Tax Act to be a dividend paid by us to the holder of our common shares.  The paid-up capital of our common shares may be less than the holder’s cost of its common shares.  The tax treatment of any dividend received by a holder of our common shares has been described above under “Dividends on Our Common Shares.”

A holder of our common shares will also be considered to have disposed of its common shares purchased by us for proceeds of disposition equal to the amount received or receivable by the holder on the purchase, less the amount of any dividend as described above. As a result, this holder of our common shares will generally realize a capital gain (or capital loss) equal to the amount by which the proceeds of disposition, net of any costs of disposition and adjusted for any deemed dividends, exceed (or are exceeded by) the adjusted cost base of these shares.  The tax treatment of any capital gain or capital loss has been described above under “Disposition of the Company’s Common Shares.”

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

Distributions Made by the Corporation to U.S. Holders

General Rules.  U.S. Holders receiving distributions (including constructive distributions) with respect to common shares issued by us are required to include in gross income as a dividend for U.S. federal income tax purposes the gross amount of such distributions (without reduction for any Canadian income tax withheld from such distributions), equal to the U.S. dollar value of such distributions on the date of receipt (based on the exchange rate on such date), to the extent that we have current or accumulated earnings and profits.  To the extent that distributions from us exceed our current and accumulated earnings and profits, such distributions will be treated first as a return of capital, to the extent of the U.S. Holder’s adjusted basis in the shares, and thereafter as gain from the sale or exchange of the shares.  (See more detailed discussion at “Disposition of Shares” below).  Any Canadian tax withheld from a distribution by us may be credited, subject to certain limitations, against the U.S. Holder’s U.S. federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder’s U.S. federal taxable income by those who itemize deductions.  (See more detailed discussion at “Foreign Tax Credit” below).

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

Foreign Investment Company.  If (a) 50% or more of the total voting power or the total value of our outstanding shares is owned, directly or indirectly, by citizens or residents of the U.S., U.S. partnerships or corporations, or U.S. estates or trusts (as defined by the Code Section 7701(a)(30)), and (b) we are found to be engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest therein, we may be treated as a “Foreign Investment Company” (“FIC”) as defined in Section 1246 of the Code, causing all or part of any gain realized by a U.S. Holder selling or exchanging our common shares to be treated as ordinary income rather than capital gain.

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

The classification of our company as a CFC would affect many complex results, including that 10% Shareholders would generally (i) be treated as having received a current distribution of our “Subpart F income” and (ii) would also be subject to current U.S. federal income tax on their pro rata shares of our earnings invested in “U.S. property.”  The foreign tax credit may reduce the U.S. federal income tax on these amounts for such 10% Shareholders (See more detailed discussion at “Foreign Tax Credit” above).  In addition, under Section 1248 of the Code, gain from the sale or other taxable disposition of our common shares by a U.S. Holder that is or was a 10% Shareholder at any time during the five-year period ending with the sale is treated as a dividend to the extent of our earnings and profits attributable to the common shares sold or exchanged.

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

F.

Dividends and Paying Agents

Not applicable.

G.

Statements by Experts

Our auditors for our financial statements for the year ended December 31, 2008 was Devisser Gray LLP, Chartered Accountants, of #401, 905 West Pender Street, Vancouver, British Columbia, V6C 1L6, Canada.   Their audit report for the fiscal year ended December 31, 2008 and 2007 is included with the related financial statements in this Form 20-F Annual Report statement with their consent.

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

Management has concluded, based on their evaluation, that as of December 31, 2008, a weakness existed in the design of internal control over financial reporting caused by a lack of adequate segregation of duties in many cases.  This weakness has the potential to result in material misstatements in our financial statements, and should also be considered a weakness in our disclosure controls and procedures.  As a result of limited staffing due to the size of our business certain staff members carry out multiple responsibilities independently.  However, we have now enacted a policy whereby all financial transactions are reviewed by two independent staff members in order to at least partially mitigate the risk.  Because of the material weakness described, management believes that, as of December 31, 2008, our company’s internal control over financial report was not effective as of the Evaluation Date.

The Audit Committee has been provided information on the deficiency.  Together, the Audit Committee, Board of Directors and management continue to work to mitigate the risk of a material misstatement in our financial statements.  Management will continue to identify certain areas where it can improve process controls and will incorporate these changes into the control over the financial reporting going forward.

During the period covered by this report, there has been no change in our internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

This annual report does not include an attestation report of the company’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the company’s registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the company to provide only management’s report in this annual report.

ITEM 16.

ITEM 16A.

AUDIT COMMITTEE FINANCIAL EXPERT

As at the date hereof, the Audit Committee is composed of Messrs. Sandeep Poonia, Parmjeet Johal and Harpreet Janda.  The Board has determined that Mr. Janda is an “audit committee financial expert” as defined in Item 16.A of Form 20-F.  Mr. Janda is not an “independent director” under Rule 4200(a)(15) of the National Association of Securities Dealers listing standards, as such standards may be amended and modified.

ITEM 16B.

CODE OF ETHICS

We have not yet adopted a written “code of ethics” that meets the new United States’ Sarbanes-Oxley standards.  The Board believes that its existing standards and procedures are adequate for its purposes.  We believe that our management structure and corporate culture effectively deter wrongdoing and promote honest and ethical conduct, full, fair and accurate, timely, and understandable disclosure in reports and documents, compliance with applicable governmental laws, rules and regulations, prompt internal reporting of unethical conduct and accountability for adherence to the conduct standards.  We have no employees and our officers are also directors, thus eliminating any split between our management and the directors who are responsible to safeguard shareholder interests.  As a result, we believe that the activities of our officers, employees and other agents can be easily monitored by our directors, thus eliminating the need for a formal written code of ethics.

ITEM 16C.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

By a Notice of Change of Auditor dated November 20, 2008 we advised that our former auditors, UHY LDMB Advisors Inc. had resigned as our auditor, effective November 20, 2008.  We concurrently appointed Devisser Gray LLP, Chartered Accountants, as our auditors, effective November 20, 2008.  Accordingly, Devisser Gray LLP,., Chartered Accountants (“Devisser”), are our independent auditors and examined our financial statements for the fiscal year ended December 31, 2008.  The financial statements as at December 31, 2007 and for the two year period then ended were audited by UHY LDMB Advisors Inc. (“LDMB”)

LDMB and Devisser performed the services listed below and were paid the corresponding fees for the fiscal years ended December 31, 2008 and December 31, 2007, respectively.

Audit Fees

Fees billed by Devisser for professional services for the year ended December 31, 2008 were $10,000.  Fees billed by LDMB for professional services for the year ended December 31, 2007 totaled $8,900.  Such fees were for the audit of our annual financial statements and for services in connection with statutory and regulatory filings for such fiscal years.

Tax Fees

Fees for tax services billed by Devisser, including tax compliance, tax advice and tax planning work for the year ended December 31, 2008, totaled $900.  Fees for tax services billed by LDMB, including tax compliance, tax advice and tax planning work for the year ended December 31, 2007, totaled accrued fees of $950.

All Other Fees

No other fees were billed by Devisser or LDMB during the fiscal years ended December 31, 2008 and December 31, 2007, respectively.

Audit Committee Policies and Procedures

The audit and review services provided to us by Devisser and LDMB in the fiscal years ended December 31, 2008 and December 31, 2007, respectively, were pre-approved by our audit committee.  Prior to engaging Devisser and LDMB, as the case may be, to perform audit and review services, our audit committee reviewed the service to be provided and the fee to be paid by us for such service and assessed the impact of the service on each of the auditor’s independence.

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

Financial Statements

Auditors’ Report dated April 28, 2009.

Balance Sheets at December 31, 2008 and 2007.

Statements of Operations and Deficit for the Years Ended December 31, 2008 and 2007.

Statements of Shareholders’ Equity for the Years Ended December 31, 2008 and 2007

Statements of Cash Flows for the Years Ended December 31, 2008 and 2007

Notes to Financial Statements for the Years Ended December 31, 2008 and 2007

Management Discussion and Analysis for the Year Ended December 31, 2008.

ARRIS RESOURCES INC.

(Formerly Bassett Ventures Inc.)

Financial Statements
Expressed in Canadian Dollars

December 31, 2008, 2007 and 2006

D E V I S S E R G R A Y L L P
CHARTERED ACCOUNTANTS

401 - 905 West Pender Street
Vancouver, BC Canada
V6C 1L6

Tel: (604) 687-5447
Fax: (604) 687-6737

AUDITORS' REPORT

To the Shareholders of Arris Resources Inc. (“The Company”),

We have audited the balance sheets of Arris Resources Inc. as at December 31, 2008 and the statements of operations and comprehensive loss and deficit, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards (“GAAS”) in Canada and the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2008 and the results of its operations and cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

The financial statements as at December 31, 2007 and for the two year period then ended were audited by other auditors who expressed an opinion without reservation on those statements in their report to the shareholders dated April 21, 2008.

“De Visser Gray LLP”

CHARTERED ACCOUNTANTS

Vancouver, British Columbia
April 28, 2009

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA - U.S. REPORTING CONFLICT

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following opinion paragraph) when the financial statements are affected by significant uncertainties and contingencies such those referred to in note 1 to these financial statements. Although we conducted our audits in accordance with both Canadian GAAS and the standards of the PCAOB, our report to the shareholders dated April 28, 2009 is expressed accordance with Canadian reporting standards which do not require a reference to such matters when the uncertainties are adequately disclosed in the financial statements

“De Visser Gray LLP”

CHARTERED ACCOUNTANTS

Vancouver, British Columbia
April 28, 2009

ARRIS RESOURCES INC.
Balance Sheets
As at December 31,
(Stated in Canadian dollars)

	2008	2007

Assets

Current
Cash and cash equivalents	$99,366	$764,583
Amounts receivable	1,353	2,104
Prepaid expenses	18,655	-
Short term investment (note 4)	320,000	-

	439,374	766,687

Equipment (note 5)	7,257	5,653
Mineral property (note 6)	295,612	-
Oil and gas property (note 7)	150,000	150,000

	$892,243	$922,340

Liabilities

Current
Accounts payable and accrued liabilities	$2,094	$148,558
Due to related party (note 8)	74,941	-

	77,035	148,558

Shareholders’ Equity

Share capital (note 10)	2,563,490	2,216,302
Contributed surplus (note 10)	670,374	670,374
Deficit	(2,418,656)	(2,112,894)

	815,208	773,782

	$892,243	$922,340

Nature of continuance of operations (Note 1)
Subsequent events (Note 15)

Approved by:

“Lucky Janda”	, Director	"Harpreet Janda"	, Director
Lucky Janda		Harpreet Janda

See notes to Financial Statements

ARRIS RESOURCES INC.
Statements of Operations and Comprehensive Loss and Deficit
For the years ended December 31,
(Stated in Canadian dollars)

	2008	2007	2006

Expenses
Administrative	$-	$3,785	$-
Advertising and promotion	-	520	1,000
Amortization	2,566	1,821	1,890
Bank charges and interest	25,097	1,096	773
Foreign exchange loss/(gain)	(74,821)	17,609	-
Management , consulting and administrative	83,931	-	55,000
Office	587	947	1,245
Professional fees	2,695	24,274	31,619
Rent	45,000	-	7,536
Research and property cost	36,410	-	-
Travel	6,033	387	-
Trust and filing fees	14,637	19,502	11,455
Wages and benefits	-	29	8,068

Net loss and comprehensive loss before other items	(142,135)	(69,970)	(118,586)

Interest income	25,979	19,633	8,823
Settlement of debt	-	27,004	-
Write down of investment	(188,333)
Write-off of receivable	(1,273)	-	-
Net loss and comprehensive loss for year	(305,762)	(23,333)	(109,763)

Deficit, beginning of year	(2,112,894)	(2,089,561)	(1,979,798)

Deficit, end of year	$(2,418,656)	$(2,112,894)	$(2,089,561)

Income (loss) per share, basic and fully diluted	$(0.04)	$(0.01)	$(0.06)

Weighted Average Number of
Common Shares Outstanding	8,702,960	4,188,847	1,843,368

See notes to Financial Statements

ARRIS RESOURCES INC.
Statements of Cash Flows
For the years ended December 31,
(Stated in Canadian dollars)

	2008	2007	2006
	$	$	$

Cash provided by (used for):

Operating Activities

Net loss for the year	(305,762)	(23,333)	(109,763)
Adjustments for items not involving cash:
Accrued interest income	(8,333)	-	-
Amortization	2,566	1,820	1,890
Settlement of debt	-	(27,004)	-
Write down of investment	188,333	-	-
Write-off of receivable	1,273	-	-
	(121,923)	(48,517)	(107,873)

Net changes in non-cash working capital:
Amounts receivable	(522)	802	6,032
Prepaid expenses	(18,655)	-	-
Due to related party	74,941	-	-
Accounts payable	(146,464)	18,125	6,801
	(212,623)	(29,590)	(95,040)

Investing Activities
Purchase of equipment	(4,170)	-	(2,841)
Mineral property	(295,612)	-	-
Oil and gas property	-	(150,000)	-
Short term investment	(500,000)	-	-
	(799,782)	(150,000)	(2,841)

Financing Activities
Demand loan	-	-	(16,500)
Common shares issued for cash	347,188	386,015	655,376
	347,188	386,015	638,876

Increase (decrease) in cash and cash equivalents	(665,217)	206,425	540,995
Cash and cash equivalents – beginning of year	764,583	558,158	17,163
Cash and cash equivalents – end of year	99,366	764,583	558,158

Supplementary information:

Cash received from Interest	17,647	19,633	8,823

Included in cash and cash equivalents at December 31, 2008 is $66,664 in guaranteed investment certificates and $32,702 held in bank accounts

See notes to Financial Statements

ARRIS RESOURCES INC.
Notes to the Financial Statements
December 31, 2008, 2007 and 2006

1.	NATURE AND CONTINUANCE OF OPERATIONS

The Company is incorporated in the Province of British Columbia, Canada and currently holds an interest in an oil and gas project in Alberta, Canada and an interest in 22 mineral claims located in the Atlin Mining District in Atlin, BC. These consolidated financial statements include the accounts of Arris Resources Inc. and its wholly-owned inactive subsidiaries, Arris Oil & Gas Inc. and Arris Minerals Inc.

On June 13, 2007, the Company changed its name from Bassett Ventures Inc. to Arris Resources Inc.

The financial statements have been prepared in accordance with generally accepted accounting principles applicable to a going concern, which assumes that the Company will continue to realize its assets and liabilities in the normal course of business. Realization values may be substantially different from carrying values as shown in these financial statements should the Company be unable to continue as a going concern.

As at December 31, 2008, the Company has a working capital of $362,339 (2007 – $618,129) and has an accumulated operating deficit of $2,418,656 (2007 - $2,112,894). The Company’s ability to meet its obligations and maintain operations is contingent upon the Company’s ability to receive continued financial support from its shareholders and to issue equity on terms acceptable to the Company or to generate profitable operations in the future.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Generally accepted accounting principles

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP). The significant differences between those principles and those that would be applied under U.S. generally accepted accounting principles and requirements promulgated by the Securities and Exchange Commission (collectively U.S. GAAP), as they effect the company are disclosed in note 14.

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles (“GAAP”) requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the dates of the financial statements, as well as the reported amounts of revenues and expenses incurred during the periods. Actual results could differ from those estimated.

Mineral Properties

The cost of unproven mineral rights and their related direct exploration costs are deferred until the properties are placed into production, sold or abandoned. These deferred costs will be amortized on the unit-of-production basis over the estimated useful life of the properties following the commencement of production, or written-off if the properties are sold, allowed to lapse or abandoned.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Mineral Properties (continued)

Cost includes any cash consideration and the fair market value of any shares issued on the acquisition of mineral right interests. Properties acquired under option agreements, whereby payments are made at the sole discretion of the Company, are recorded in the accounts when the payments are made. The recorded amounts of property acquisition costs and their related deferred exploration costs represent actual expenditures incurred and are not intended to reflect present or future values.

The Company reviews capitalized costs on its mineral rights on a periodic basis and will recognize impairment in value based upon current exploration results and upon management’s assessment of the future probability of profitable revenues from the property or from the sale of the property. Management’s assessment of the property’s estimated current fair market value is also based upon a review of other property transactions that have occurred in the same geographic area as that of the property under review. Administrative costs are expensed as incurred.

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

Fair value of financial instruments

The Company’s financial instruments consist of current assets and current liabilities the fair values of which approximate their carrying amounts due to the short-term nature of these instruments.

Share capital

Share capital issued for non-monetary consideration is recorded at its fair market value based on its trading price on the TSX Venture Exchange on the date the agreement to issue the shares was entered into as determined by the Board of Directors of the Company. Costs incurred to issue shares are deducted from share capital.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Basis of amortization

Equipment is recorded and amortized on a declining-balance basis at an annual rate of 55% for computer equipment, 100% for software and 20% for office furniture.

Flow-through shares

The Company may issue securities referred to as flow-through shares, whereby the investor may claim the tax deductions arising from the expenditure of the proceeds. When resource expenditures are renounced to the investors and the Company has reasonable assurance that the expenditures will be completed, future income tax liabilities are recognized (renounced expenditures multiplied by the effective corporate tax rate), and share capital is reduced. Previously unrecognized tax assets may then offset or eliminate the liability recorded.

Asset Retirement Obligation

The fair value of a liability for an asset retirement obligation is recognized on an undisclosed cash flow basis when a reasonable estimate of the fair value of the obligation can be made. The asset retirement obligation is recorded as a liability with corresponding increases to the carrying amount of the related long –lived asset. Subsequently, the asset retirement cost is allocated to expense using a systematic and rational method and is adjusted to reflect period to period changes in the liability resulting from the passage of time and from revisions to either expected payment dates or the amounts comprising the original estimate of the obligation. As at December 31, 2008, the company does not have any asset retirement obligations.

Stock-based compensation

The Company records compensation expense for stock options granted at the time of their vesting using the fair value method which requires that all stock option-based awards made to consultants and employees be recognized in these financial statements.

Consideration received on the exercise of stock options and compensation options and warrants is recorded as share capital. The related contributed surplus originally recognized when the options were granted, is transferred to share capital.

Future income taxes

The Company accounts for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be settled. When the future realization of income tax assets does not meet the test of being more likely than not to occur, a valuation allowance in the amount of the potential future benefit is taken and no net asset is recognized. Such an allowance has been applied to all potential income tax assets of the Company

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Environmental expenditures

The operations of the Company have been, and may in the future be, affected from time to time in varying degree by changes in environmental regulations, including those for site restoration costs. The overall future impact of such regulations is neither determinable nor predicable at the present time. The Company’s policy is to meet or, if possible, surpass environmental standards set by relevant legislation by the application of technically proven and economically feasible measures.

Expenditures that relate to ongoing environmental and reclamation programs are charged against operations as incurred or capitalized and amortized depending on their expected future economic benefit. Estimated future removal and site restoration costs will be recognized when the ultimate liability is reasonably determinable, and will be charged against operations over the estimated remaining life of the related business operations, net of expected recoveries.

Loss per common share

Loss per share is calculated based on the weighted average number of common shares issued and outstanding during the year. The company follows the treasury stock method in the calculation of diluted earnings per share for the current year. Under this method, the weighted average number of common shares included the potential net issuance of common share of “in-the-money” options and warrants assuming the proceeds are used to repurchase common shares at the average market price during the period, if dilutive. The effect of potential issuances of shares under options and warrants would be anti-dilutive if a loss is reported and, therefore basic and diluted loss per share is same for the previous years.

Cash and Cash Equivalents

Cash and cash equivalents are comprised of cash and short term notes and bank deposits with an original maturity of three months or less.

3.	CHANGES IN ACCOUNTING POLICIES

Effective January 1, 2008, the Company prospectively adopted the following new accounting standards and related amendments to other standards on financial instruments issued by the CICA. Accordingly, prior periods have not been restated.

Assessing Going Concern, Section 1400

This section was amended to include requirements to assess and disclose an entity’s ability to continue as a going concern (see Note 1). Adoption of this standard did not have any material effect on the financial statements.

Capital Disclosures, Section 1535

This standard requires disclosure of an entity’s objectives, policies and processes for managing capital, quantitative data about what the entity regards as capital and whether the entity has complied with any capital requirements and, if it has not complied, the consequences of such non-compliance. This standard is effective for the Company for interim and annual periods relating to fiscal years beginning on or after January 1, 2008. The Company has adopted this standard (see note 13).

Financial Instruments – Disclosure, Section 3862

Presentation, Section 3863

These standards replace CICA 3861, Financial Instruments Disclosure and Presentation. They increase the disclosures currently required, which will enable users to evaluate the significance of financial instruments for an entity’s financial position and performance, including disclosures about fair value. In addition, disclosure is required of qualitative and quantitative information about exposure to risks arising from financial instruments including specified minimum disclosures about credit risk, liquidity risk and market risk. The quantitative disclosures must provide information about the extent to which the entity is exposed to risk, based on information provided internally to the entity’s key management personnel. This standard is effective for the Company for interim and annual periods beginning on or after January 1, 2008. The Company has expanded its disclosures to incorporate the additional requirements (see note 12).

New Accounting Pronouncements

The CICA has issued new standards which may affect the financial disclosures and results of operations of the Company for interim and annual periods beginning on or after January 1, 2009. The Company will adopt the requirements on the date specified in each respective section and is considering the impact this will have on the consolidated financial statements.

i.	Goodwill and Intangible Assets – Section 3064

This new standard replaces the former CICA 3062 – Goodwill and establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. The Company does not expect that the adoption of this new Section will have a material impact on its financial statements. This section is effective for interim and annual financial statements for years beginning on or after January 1, 2009.

3.	CHANGES IN ACCOUNTING POLICIES (continued)

	ii.	Business combinations – Section 1582, Consolidated financial statements – Section 1601 and Non-controlling interests – Section 1602

These sections replace the former CICA 1581, Business Combinations and CICA 1600, Consolidated Financial Statements and establish a new section for accounting for a non- controlling interest in a subsidiary. These sections provide the Canadian equivalent to FASB Statements No. 141(R), Business Combinations and No. 160 Non-controlling Interests in Consolidated Financial Statements. Section 1582 is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011. Section 1601 and 1602 apply to interim and annual consolidated financial statements relating to years beginning on or after January 1, 2011.

	iii.	International Financial Reporting Standards (“IFRS”)

In February 2008 the Canadian Accounting Standards Board announced 2011 as the changeover date for publicly-listed companies to use IFRS, replacing Canada’s own generally accepted accounting principles. The specific implementation is set for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require restatement for comparative purposes of amounts reported by the Company for the year ended August 31, 2011. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

4.	SHORT TERM INVESTMENT

On October 31, 2008, the Company subscribed for an unsecured convertible debenture of Desert Gold Ventures Inc. (“Desert Gold”), in the principal amount of $500,000. The debenture carries an interest rate of 10% per annum and matures on April 30, 2009. At any time prior to the maturity date, the Company will be able to convert all or parts of the principal amount and the unpaid interest into units of Desert Gold at a price of $0.50 per unit. Each unit will consist of one common share and one common share purchase warrant. Each warrant will allow the Company to purchase one common share of Desert Gold at a price of $0.60 for a period of 6 months from the date of the issue of such warrants.

The debenture of Desert Gold is classified as short-term investment held-for-trading in accordance to Section 3855 of the CICA Handbook, and has been adjusted to fair value in these financial statements based on the December 31, 2008 estimated fair value of 1,016,666 common shares of Desert Gold ($305,000) and 1,016,666 warrants of that company at a fair value, estimated utilizing the Black-Scholes valuation formula, of $15,000.

5.	EQUIPMENT

				December	December
		December 31,		31,	31,
		2008		2007	2006
	Cost	Accumulated	Net	Net	Net
		Amortization

Furniture and fixtures	$3,414	$1,549	$1,865	$2,305	$2,752
Computer equipment	9,384	5,720	3,664	1,771	2,829
Computer software	738	166	572	-	-
Leasehold improvements	2,522	1,366	1,156	1,577	1,892
	$16,058	$8,801	$7,257	$5,653	$7,473

6.	MINERAL PROPERTY

Moly Project - Atlin, BC

In October 2008, the Company entered into an agreement with TJJ Holdings Inc., whereby TJJ Holdings Inc. agreed to sell to the Company all the interest in the mineral claims. These mineral claims were acquired for $295,612.

The Company owns 22 mineral claims comprising approximately 15,000 acres located near Gladys Lake in the Atlin Mining District, British Columbia.

7.	OIL AND GAS PROPERTY

Alexander Prospect, Alberta

In February 2007, the Company entered into an agreement with Arctos Petroleum Corp.

(“Arctos”) whereby Arctos agreed to sell to the Company an interest in the Alexander property in consideration for $150,000.

The Company holds a 30% working interest in 64 gross hectares (19.2 Net Ha) of rights in this property which includes the producing Ellerslie/Wabamun oil well at 6-7-57-1W5 and a 40% interest in an oil battery at 3-7-57-1W5. The Company is in a non-participation penalty position on both the well and battery and does not currently receive production or fee revenues from these assets.

8.	RELATED PARTY TRANSACTIONS

All transactions with related parties have occurred in the normal course of operations and management represents that they have occurred on a basis consistent with those involving unrelated parties, and accordingly that they are measured at fair value.

	a)	During the year ended December 31, 2008, a company controlled by the President charged the Company $45,000 in management and administrative fees and $45,000 in rental expense (2007 - nil). At December 31, 2008 the Company owes $52,500 for these expenses (2007 - nil).

	b)	During the year ended December 31, 2008, the Company owed $22,441 (2007- $22,441) to the company controlled by the spouse of the Company’s president.

9.	COMMITMENTS

The Company has agreed to pay companies controlled by directors of the Company $10,700 per month for management and administrative services and rental expense through to December 31, 2009.

10.	SHARE CAPITAL

	a)	The authorized share capital of the Company consists of an unlimited number of common shares.

Issued:
	2008		2007		2006
	Number		Number		Number
	of Shares	$	of Shares	$	of Shares	$
Balance, beginning of year	7,293,368	2,216,302	9,216,843	1,830,287	4,216,843	1,174,911
Exercise of warrants	5,250,000	347,188	1,000,000	132,420	-
Private placement	-	-	5,250,000	254,604(b)	5,000,000(a)	655,376
Treasury order	4	-	-	-	-	-
Share Consolidation	-	-	(8,173,475) (c)	-	-	-
Share Subscription
Receivables	-	-	-	(1,009)	-
Balance, end of year	12,543,372	2,563,490	7,293,368	2,216,302	9,216,843	1,830,287

(a) Net of share issue costs of $3,091
(b) Net of share issue costs of $22,441
(c) On July 11, 2007, the Company consolidated its share capital on a 5:1 basis. The loss per share at December 31, 2006 and 2005 has been adjusted to reflect this change.

10	SHARE CAPITAL (continued)

	b)	Stock Options

The Corporation has an incentive stock option plan authorizing the Company to issue incentive stock options to directors, officers, employees and consultants of the Company. No specific vesting terms are required. The option price shall be no less than the fair market value of the Company’s shares on the date of the grant.

The following is a summary of the changes in the Company’s outstanding stock options for 2008, 2007, and 2006.

	2008		2007		2006
		Weighted	Number	Weighted	Number	Weighted
		Average	of	Average	of	Average
	Number	Exercise	Shares	Exercise	Shares	Exercise
	of Shares	Price		Price		Price
		$		$		$

Balance at the beginning of year	-	-	402,333.96		414,000	1.12
Expired/Cancelled/
Consolidated	-	-	(402,333)	.96	(11,667)	1.31
Outstanding at the end of fiscal year.	-	-	-	-	402,333.96

As at December 31, 2008 & 2007 there were no stock options outstanding.

c)	Warrants

The following is a summary of Company’s outstanding warrants as of December 31, 2008.

		Weighted
	Number of	Average Exercise
	Shares	Price
		$
Balance at December 31, 2005	-	-
Granted	5,000,000	0.16
Balance at December 31, 2006	5,000,000	0.16	(1)
Exercised	(1,000,000)	0.16	(1)
Consolidated	(3,200,000)	0.68	(1)
Granted	5,250,000	0.07
Balance at December 31, 2007 (2)	6,050,000	0.67
Exercised	(5,250,000)	0.66
Cancelled/Expired	(800,000)	0.75

Balance at December 31, 2008 (3)	-	-

(1) Adjusted for the 5:1 share consolidation on July 11, 2007.
(2) At December 31, 2007 the weighted average remaining life of warrants outstanding is 1.42 years.
(3) As at December 31, 2008 there were no warrants outstanding.

11.	INCOME TAXES

A reconciliation of income taxes at statutory rates is as follows:

	2008	2007
	$	$
Net loss before income taxes	(305,762)	(23,333)

Expected income tax recovery	(94,786)	(6,066)

Net adjustment for deductible, and non-deductible amounts	56,989	1,364

Changes in valuation allowance	37,797	7,430
Total income taxes	-	-

The significant components of the Company’s future income tax assets are as follows:

	2008	2007
	$	$
Future Income tax assets:

Equipment tax pool in excess of carrying value	10,440	1,973
Non-capital loss carry forwards and share issue costs	233,078	197,046
Oil & gas and mineral properties	(7,800)	-
Investments taxable temporary difference	48,967	-
	284,685	199,019
Valuation allowance	(284,685)	(199,019)
Net future tax assets	-	-

The Company has accumulated non-capital losses of $879,795

Year of expiry	$

2010	183,120
2014	275,873
2015	159,848
2026	110,450
2027	28,576
2028	121,928
879,795

Subject to certain restrictions the Company also has equipment and resource expenditures of approximately $463,026 (2007 – $163,243) available to reduce taxable income in future years. The Company has not recognized any future benefits for these amounts, as it not considered likely that they will be utilized.

12.	ACCOUNTING FOR FINANCIAL INSTRUMENTS

	(b)	Fair values

The Company’s financial instruments include cash and cash equivalents, accounts receivable, short-term investments, accounts payables and accrued liabilities, and due to related parties. The fair value of these financial instruments equals their carrying value, due to the short-term nature of these instruments. All financial instruments are classified as “held for trading” for accounting purposes.

	(a)	Currency risk

The Company’s US currency transactions make it subject to foreign currency fluctuations and inflationary pressures which may adversely affect the Company’s financial position, results of operations and cash flows. The Company is affected by changes in exchange rates between the Canadian Dollar and foreign functional currencies. The Company attempts not invest in foreign currency contracts and or transactions to mitigate the risks.

	(b)	Credit risk

The Company’s cash is held in large Canadian financial institutions and short-term investments are held in Canadian publically traded company. Short-term investments are composed of unsecured convertible debenture issued by the Canadian publically traded company. The investment matures over the current operating period. The Company’s accounts receivable consists primarily of goods and services tax due from the federal government of Canada.

	(c)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure. Accounts payable and accrued liabilities are due within the current operating period.

	(d)	Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The risk that the Company will realize a loss as a result of a decline in the fair value of the short-term investments is limited because these investments, although available for sale, are withdrawn with interest as needed.

13.	MANAGEMENT OF CAPITAL RISK

The Company manages its cash and cash equivalents, common shares, stock options and warrants as capital (see Note 10). The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the exploration of its mineral properties and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares, issue new debt, acquire or dispose of assets or adjust the amount of cash and cash equivalents.

In order to maximize ongoing exploration efforts, the Company does not pay out dividends. The Company’s investment policy is to invest its short-term excess cash in highly liquid short-term interest-bearing investments with maturities 365 days or less from the original date of acquisition, selected with regards to the expected timing of expenditures from continuing operations.

The Company expects its current capital resources to be sufficient to carry its exploration plans and operations through 2009.

14.	DIFFERENCE BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP)

The Company’s consolidated financial statements have been prepared in accordance with Canadian GAAP. Material variations in the accounting principles, practices and methods used in preparing theses financial statements from principles, practices and methods accepted in the United States (“U.S. GAAP”), and that impact financial statement line items, are described below.

Mineral property interests and deferred exploration costs

Under Canadian GAAP, costs to acquire property rights and related exploration costs incurred on those properties may be deferred and subsequently carried at cost prior to the Company having obtained the necessary data to complete a positive feasibility study, including the preparation of a cash flow projection in respect to the recoverability of those cost. Accordingly, while the Company’s projects remain at a pre-feasibility stage of development, management has elected under Canadian GAAP to defer all costs incurred on them until a property is abandoned, sold, or upon management determining there to be an impairment in value. Under U.S GAAP, prior to the point in time that a positive feasibility report has been completed in respect to a property, such costs must be expensed as incurred.

14.	DIFFERENCE BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (continued)

		2008	2007	2006
a)	Assets
	Unproven mineral rights costs
	Unproven mineral rights costs under Canadian GAAP	295,612	-	-
	Less unproven mineral rights costs	(295,612)	-	-
	Unproven mineral rights costs under U.S.
	GAAP	-	-	-

b)	Operations
	Net loss under Canadian GAAP	(305,762)	(23,333)	(109,763)
	Unproven mineral rights costs expensed under U.S. GAAP	(295,612)	-	-
	Net loss under U.S. GAAP	(601,374)	(23,333)	(109,763)

c)	Deficit
	Closing deficit under Canadian GAAP	(2,418,656)	(2,112,894)	(2,089,561)
	Adjustment to deficit for accumulated unproven mineral rights expensed under U.S. GAAP	(295,612)	-	-
	Closing deficit under U.S. GAAP	(2,714,268)	(2,112,894)	(2,089,561)

d)	Cash Flows - Operating Activities
	Cash applied to operations under Canadian GAAP	(212,623)	(29,590)	(95,040)
	Add net loss following Canadian GAAP	305,762	23,333	109,763
	Less net loss under U.S. GAAP	(601,374)	(23,333)	(109,763)
	Cash applied to operations under U.S. GAAP	(508,235)	(29,590)	(95,040

e)	Cash Flows - Investing Activities
	Cash applied under Canadian GAAP	(799,782)	(150,000)	(2,841)
	Add unproven mineral right costs expensed under U.S. GAAP	295,612	-	-
	Cash applied under U.S. GAAP	(504,170)	(150,000)	(2,841)

	Net loss for the year under U.S. GAAP	(601,374)	(23,333)	(109,763)
	Weighted average number of shares outstanding	8,702,960	4,188,847	1,843,368
	Basic and fully diluted loss per share under U.S. GAAP	(0.07)	(0.01)	(0.06)

15.	SUBSEQUENT EVENTS

	a)	On March 2, 2009 the Company entered into subscription agreement with purchasers whereby the Company will issue a total of up to 3,750,000 units, each unit will be comprised of one common share of the company and one share purchase warrant at a price of US$0.10 per unit for gross proceeds of US$375,000. Each warrant entitles the holder thereof upon due exercise to acquire one additional commons shares of the Company for a period of 2 year from closing at an exercise price of US$0.13 per share.

	b)	On April 9, 2009, in accordance with terms of the Stock Option Plan, the Company granted 1,250,000 stock options, which are exercisable at the price of US$0.15 per share, for period of 5 years.

	c)	Company is trading in Canadian currency as of April 27, 2009.

Arris Resources Inc.

Management's

Discussion &

Analysis

For the Year Ended

December 31, 2008

1250 West Hastings Street
Vancouver, BC
V6E 2M4
Tel: (604) 687-0879 / Fax: (604) 408-9301

Management’s Discussion and Analysis

GENERAL

Management’s discussion and analysis (“MD&A”) has been prepared based on information available to Arris Resources Inc. (“Arris” or the “Company”) as of April 29, 2009. MD&A provides a detailed analysis of the company’s business and compares its 2008 results with those of the two previous years and should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2008. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). This MD&A may contain forward-looking statements about the Company’s future prospects, and the Company provides no assurance that actual results will meet management’s expectations.

The Company is a Canadian resource exploration and development company with assets in oil and gas sectors in Alberta Canada and interest in 22 mineral claims located in the Atlin Mining District in Atlin, BC

The resource exploration business is risky and most mineral exploration projects will not become mines and most resource exploration projects will not become oil and gas producers. The Company may offer an opportunity to another company to acquire an interest in a property in return for funding all or part of the exploration and development of the property. For the funding property acquisitions and exploration that the Company conducts, the Company depends on the issuance of shares from the treasury to investors. These stock issues depend on numerous factors including a positive mineral and resource exploration environment, positive stock market conditions, a company’s track record, and the experience of management.

FORWARD LOOKING STATEMENTS

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

OVERALL PERFORMANCE

Mineral Properties: Moly Project - Atlin, British Columbia

In October, 2008 the Company entered into an asset purchase and sale agreement (the “Agreement”) with TJJ Holdings Inc., whereby TJJ Holdings Inc. agreed to sell, assign and transfer to the Company an Asset and all the interest in the mineral claims.

Arris owns 22 mineral claims cover approximately 15,000 acres and are located near Gladys Lake molybdenum occurance (discovered in late 1960s). The molybdenum occurrence is similar to the occurrence at Adanac’s Ruby Creek project. Adanac’s project is located approximately 15 miles northeast of Atlin in northern BC. The claims are located approximately 30 miles northeast of Atlin, British Columbia in the Atlin mining district for aggregated consideration of US $250,000.

Oil and Gas Properties: Alexander Prospect Alberta

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

Convertible Debenture Subscription

On October 31, 2008 the Company subscribed for an unsecured convertible debenture of Desert Gold Ventures Inc. in the principal amount of $500,000. The Debenture carries interest at a rate of 10% per annum and matures on April 30, 2009. Pursuant to the terms of the Debenture, at any time prior to the maturity date, Arris Resources may, at its sole option, convert all or any part of the principal amount of the Debenture and any unpaid interest thereon into units of Desert Gold at price per unit of $0.50. Each Unit consists of one common share of Desert Gold and one common share purchase warrant. Each Warrant entitles Arris Resources to purchase one common share of Desert Gold at a price of $0.60 for a term of six months from the date of issue of such Warrant.

Desert Gold is a publicly traded mineral resource company listed on the TSX-V.

RESULTS OF OPERATIONS

Selected Annual Information

	2008	2007	2006
	$	$	$
Revenues	-	-	-
Net Income (Loss)	(305,762)	(23,333)	(109,763)
Loss per Share	(0.04)	(0.01)	(0.06)
Total Assets	892,243	922,340	568,537
Long-term liabilities	-	-	-

The selected annual information has been prepared in accordance with Canadian GAAP.

Year Ended December 31, 2008 compared with Year Ended December 31, 2007

The Company reported net loss of $305,762 ($0.04 per share) for the year ended December 31, 2008 as compared to net loss of $23,333 ($0.01 per share) for the year ended December 31, 2007. Significant changes between the 2008 and 2007 year was mainly due to an increase in management, consulting, professional fees, rent and also due to loss recorded on short term investments.

Year Ended December 31, 2007 compared with Year Ended December 31, 2006

The Company reported net loss of $23,333 ($0.01 per share) for the year ended December 31, 2007 as compared to net loss of $109,763 ($0.06 per share) for the year ended December 31, 2006. Significant changes between the 2007 and 2006 year was mainly due to a reduction in management, professional fees and rent.

Summary of Quarterly Results

The summary of quarterly results has been prepared in accordance with Canadian GAAP.

	Revenue	Income (Loss)	Income (Loss)
			per share
	$	$	$
December 31, 2008	-	(194,531)	(0.02)
September 30, 2008	-	(51,256)	(0.00)
June 30, 2008	-	(61,428)	(0.00)
March 31, 2008	-	1,453	(0.00)
December 31, 2007	-	(25,361)	(0.00)
September 30, 2007	-	(13,583)	(0.00)
June 30, 2007	-	22,205	(0.00)
March 31, 2007	-	(6,595)	(0.00)

As the Company is still in the exploration and development stage, variances in its quarterly losses are not affected by sales or production-related factors. Year over year increased costs are generally attributed to successful financing activities which result in the Company being able to conduct more exploration, which results in additional overhead costs to maintain.

The Company did not record any stock-based compensation in the quarters ending December 31, 2008, September 30, 2008, June 30, 2008 and March 31, 2008.

CRITICAL ACCOUNTING POLICIES

The Company’s accounting policies are described in Note 2 to the audited consolidated financial statements for the year ended December 31, 2008. Management considers the following policies to be the most critical in understanding the judgments and estimates that are involved in the preparation of its consolidated financial statements.

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

CHANGES IN MANAGEMENT

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

On June 19, 2008 the Company announced that Mr. Poonia joined the Company as a Director. Mr. Poonia replaced Mr. C. Huber and Mr. T. Johal, who decided not to run as Directors at the Annual General Meeting on June 17, 2008.

Mr. Poonia also serves as member of the Audit Committee, along with Mr. Parmjeet Johal and Harpreet Janda as a Chairman. The new Board of Directors consists of: Lucky Janda, Parmjeet Johal, Harpreet Janda and Sandeep Poonia.

LIQUIDITY

Financing of operations is achieved primarily by issuing share capital. At December 31, 2008, the Company had $99,366 in cash and term deposits (2007 – $764,583), and working capital of $362,339 (2007 – $618,129).

During the year ended December 31, 2008 operating expenditures were $142,135 compared to $69,970 in 2007 and $118,586 in 2006.

Arris’ investing activities revolve around developing its properties. The Company spent $295,612 in acquisition costs during the year ended December 31, 2008 compared to $150,000 in 2007. The expenditures in 2008 were incurred on the Company’s Moly Prospect and the amounts were expensed during the year. The Company did not spend any money on the development of its Alexander prospect during the year, compared to $150,000 in 2007.

During the year, there were 5,250,000 share purchase warrants exercised at a price of US$0.065 per share for total proceeds of $347,188 (US $341,250)

The Company has no intention to convert the debenture. The loss realized on the December 30, 2008 Audited Financial Statements is due to the convertible feature.

CAPITAL RESOURCES

The Company’s primary capital assets are resource property assets. The Company capitalizes the acquisition cost of mineral properties until the properties are placed in production, sold or abandoned.

The Company has adequate financial resources to conduct its activities for the next year and currently does not anticipate difficulties in raising additional funding if needed.

The Company does not anticipate the payment of dividends in the future.

FINANCING ACTIVITIES

None

TRANSACTIONS WITH RELATED PARTIES

All transactions with related parties have occurred in the normal course of operations and management represents that they have occurred on a basis consistent with those involving unrelated parties, and accordingly that they are measured at fair value.

a)
During the year ended December 31, 2008, company controlled by the President charged the Company $45,000 in management and administrative fees and $45,000 in rental expense (2007 - nil). At December 31, 2008 the Company owes $52,500 (2007 - nil).

b)	During the year ended December 31, 2008, the Company owed US$21,000 (CDN$22,440.60) to the company controlled by the spouse of the Company’s president (2007 – US$21,000)

FOURTH QUARTER

There were no material developments for the Company during the fourth quarter.

PROPOSED TRANSACTIONS

There are no transactions that will materially affect the performance of the Company.

CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION

Effective January 1, 2008, the Company prospectively adopted the following new accounting standards and related amendments to other standards on financial instruments issued by the CICA. Accordingly, prior periods have not been restated.

Assessing Going Concern, Section 1400

This section was amended to include requirements to assess and disclose an entity’s ability to continue as a going concern (see Note 1). Adoption of this standard did not have any material effect on the financial statements.

Capital Disclosures, Section 1535

This standard requires disclosure of an entity’s objectives, policies and processes for managing capital, quantitative data about what the entity regards as capital and whether the entity has complied with any capital requirements and, if it has not complied, the consequences of such non-compliance. This standard is effective for the Company for interim and annual periods relating to fiscal years beginning on or after January 1, 2008. The Company has adopted this standard (see note 13).

Financial Instruments Disclosure, Section 3862

Presentation, Section 3863

These standards replace CICA 3861, Financial Instruments – Disclosure and Presentation. They increase the disclosures currently required, which will enable users to evaluate the significance of financial instruments for an entity’s financial position and performance, including disclosures about fair value. In addition, disclosure is required of qualitative and quantitative information about exposure to risks arising from financial instruments including specified minimum disclosures about credit risk, liquidity risk and market risk. The quantitative disclosures must provide information about the extent to which the entity is exposed to risk, based on information provided internally to the entity’s key management personnel. This standard is effective for the Company for interim and annual periods beginning on or after January 1, 2008. The Company has expanded its disclosures to incorporate the additional requirements (see note 12).

New Accounting Pronouncements

The CICA has issued new standards which may affect the financial disclosures and results of operations of the Company for interim and annual periods beginning on or after January 1, 2009. The Company will adopt the requirements on the date specified in each respective section and is considering the impact this will have on the consolidated financial statements.

i.	Goodwill and Intangible Assets – Section 3064

This new standard replaces the former CICA 3062 – Goodwill and establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. The Company does not expect that the adoption of this new Section will have a material impact on its financial statements. This section is effective for interim and annual financial statements for years beginning on or after January 1, 2009.

ii.	Business combinations – Section 1582, Consolidated financial statements – Section 1601 and Non- controlling interests – Section 1602

These sections replace the former CICA 1581, Business Combinations and CICA 1600, Consolidated Financial Statements and establish a new section for accounting for a non-controlling interest in a subsidiary. These sections provide the Canadian equivalent to FASB Statements No. 141(R), Business Combinations and No. 160 Non-controlling Interests in Consolidated Financial Statements. Section 1582 is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011. Section 1601 and 1602 apply to interim and annual consolidated financial statements relating to years beginning on or after January 1, 2011.

iii.	International Financial Reporting Standards (“IFRS”)

In February 2008 the Canadian Accounting Standards Board announced 2011 as the changeover date for publicly-listed companies to use IFRS, replacing Canada’s own generally accepted accounting principles. The specific implementation is set for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require restatement for comparative purposes of amounts reported by the Company for the year ended August 31, 2011. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

SHARE DATA

The authorized capital of the Company consists of unlimited common shares. As of the date of this report, there are 12,543,372 common shares.

Pursuant to the Company’s Stock Option Plan, the Company may issue up to 1,254,337 incentive stock options to purchase common shares of the Company. During the year ended December 31, 2008, there were no stock options exercised, and no stock options granted. Currently, there are no stock options outstanding.

Company has no outstanding warrants as of December 31, 2008. 800,000 warrants expired on June 14, 2008 and 5,250,000 warrants were exercised on September 24, 2008.

INTERNAL CONTROLS AND PROCEDURES AND DISCLOSURE CONTROL.S

a) Evaluation of disclosure controls and procedures

Public companies are required to perform an evaluation of disclosure controls and procedures annually and to disclose management’s conclusions about the effectiveness of these disclosure controls and procedures in its annual Management’s Discussion and Analysis. The Company has established, and is maintaining, disclosure controls and procedures to provide reasonable assurance that material information relating to the Company is disclosed in annual filings, interim filings or other reports, and is recorded, processed, summarized and reported within the time periods specified as required by securities regulations.

Management has evaluated the effectiveness of the Company’s disclosure controls and procedures as at December 31, 2008 and, given the size of the Company and the involvement at all levels of the Chief Executive Officer, and the Chief Financial Officer, believes that they are sufficient to provide reasonable assurance that the Company’s disclosures are compliant with securities regulations.

b) Internal controls over financial reporting

As at December 31, 2008 management of the Company is responsible for evaluating the design of internal control over financial reporting. The Chief Executive Officer and Chief Financial Officer, together with other members of management, after having designed internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial reporting in accordance with Generally Accepted Accounting Principles as of December 31, 2008, have not identified any changes to the Company’s internal control over financial reporting in the latest interim reporting period that would materially affect, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

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

OTHER

To view the public documents of the Company, please visit the Company's profile on the SEDAR website at www.sedar.com.

ITEM 18.

FINANCIAL STATEMENTS

Not applicable.

ITEM 19.

EXHIBITS

Exhibit	Description
1.1 (1)	Memorandum and Articles, as amended.
1.2 (2)	Name change certificate from IGN Internet Global Network Inc. to AssistGlobal Technologies Corp.
1.3 (2)	Articles of AssistGlobal Technologies Corp.
1.4 (4)	Name change certificate from AssistGlobal Technologies Corp. to Bassett Ventures Inc.
1.5 (4)	Name change certificate from Bassett Ventures Inc. to Arris Resources Inc.;
1.6 (4)	Notice of Articles under the Business Corporations Act of British Columbia dated June 29, 2007
1.7 (4)	Notice of Alteration under Form 11 of the Business Corporations Act of British Columbia, Section 257, dated June 29,2007
4.1 (2)	Management services agreement between AssistGlobal Technologies Corp. and Varshney Capital Corp. dated August 1, 2003
4.2 (2)	Consulting services agreement between AssistGlobal Technologies Corp. and SNJ Capital Ltd. dated August 1, 2003
4.3 (2)	Quotation Agreement between AssistGlobal Technologies Corp. and Canadian Trading and Quotation System Inc. dated December 3, 2003
4.4 (3)	2004 Stock Option Plan
4.5 (3)	Amendment to Management Services Agreement with Varshney Capital Corp.
4.5 (3)	Amendment to Consulting Services Agreement with SNJ Capital Ltd.
4.6 (4)	New Stock Option Plan adopted as of June 17, 2008
4.7	Asset Purchase and Sale Agreement dated October 31, 2008 with TJJ Holdings Inc.
4.8	Purchase Agreement dated May 4, 2009 with Soraje Holdings Inc.
4.9	Arrangement Agreement dated May 19, 2009 with InCana Investments Inc.
8.1

Subsidiaries:

Arris Minerals Inc. incorporated in British Columbia on June 12, 2007

Arris Oil & Gas Inc., incorporated in British Columbia on June 13, 2007

Incana Investments Inc., incorporated in British Columbia on May 19, 2009

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

(5)

Incorporated by reference to Form 20-F filed on June 27, 2008

SIGNATURE

The registrant hereby certifies that it meets all of the requirement for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ARRIS VENTURES INC.

By:     /s/   Lucky Janda

Lucky Janda

President and CEO

DATED:  June 15, 2009

EXHIBIT INDEX

Exhibit	Description
1.1 (1)	Memorandum and Articles, as amended.
1.2 (2)	Name change certificate from IGN Internet Global Network Inc. to AssistGlobal Technologies Corp.
1.3 (2)	Articles of AssistGlobal Technologies Corp.
1.4 (4)	Name change certificate from AssistGlobal Technologies Corp. to Bassett Ventures Inc.
1.5 (4)	Name change certificate from Bassett Ventures Inc. to Arris Resources Inc.;
1.6 (4)	Notice of Articles under the Business Corporations Act of British Columbia dated June 29, 2007
1.7 (4)	Notice of Alteration under Form 11 of the Business Corporations Act of British Columbia, Section 257, dated June 29,2007
4.1 (2)	Management services agreement between AssistGlobal Technologies Corp. and Varshney Capital Corp. dated August 1, 2003
4.2 (2)	Consulting services agreement between AssistGlobal Technologies Corp. and SNJ Capital Ltd. dated August 1, 2003
4.3 (2)	Quotation Agreement between AssistGlobal Technologies Corp. and Canadian Trading and Quotation System Inc. dated December 3, 2003
4.4 (3)	2004 Stock Option Plan
4.5 (3)	Amendment to Management Services Agreement with Varshney Capital Corp.
4.5 (3)	Amendment to Consulting Services Agreement with SNJ Capital Ltd.
4.6 (4)	New Stock Option Plan adopted as of June 17, 2008
4.7	Asset Purchase and Sale Agreement dated October 31, 2008 with TJJ Holdings Inc.
4.8	Purchase Agreement dated May 4, 2009 with Soraje Holdings Inc.
4.9	Arrangement Agreement dated May 19, 2009 with InCana Investments Inc.
8.1

Subsidiaries:

Arris Minerals Inc. incorporated in British Columbia on June 12, 2007

Arris Oil & Gas Inc., incorporated in British Columbia on June 13, 2007

Incana Investments Inc., incorporated in British Columbia on May 19, 2009

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

(5)

Incorporated by reference to Form 20-F filed on  June 27, 2008