Form 20-F
period 2009-12-31
RTN Stealth Software Inc.
filed 2010-06-30
CIK 1036140

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2009
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 0-29208

RTN Stealth Software Inc.

(Exact name of Registrant as specified in its charter)

British Columbia, Canada

(Jurisdiction of incorporation or organization)

200 – 8338 120th Street, Surrey, British Columbia, Canada V3W 3N4

(Address of principal executive offices)

Lucky Janda, 200 – 8338 120th Street, Surrey, British Columbia, Canada V3W 3N4

Tel: (604) 687.0879  Fax (604) 408.9301

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

99,416,860 common shares

Indicate by check mark if the registrant is a well-known seasoned issuer.  o  Yes    ☑  No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.  o  Yes    ☑  No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  ☑  Yes    o  No

Indicate by check mark whether the Registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).   .  o  Yes    ☑  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.

o  Large accelerated filer    o  Accelerated filer    ☑  Non-accelerated filer

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP

o

International Financial Reporting Standards as issued

o

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

TABLE OF CONTENTS

GLOSSARY OF TERMS		4
NOTE REGARDING FORWARD-LOOKING STATEMENTS		5
PART I		5
ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS	5
ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE	5
ITEM 3.	KEY INFORMATION	5
A.	Selected Financial Data	5
B.	Capitalization and Indebtedness	7
C.	Reasons for the Offer and Use of Proceeds	7
D.	Risk Factors	7
ITEM 4.	INFORMATION ON THE COMPANY	10
A.	History and Development of the Company	10
B.	Business Overview	12
C.	Organizational Structure	14
D.	Property, Plants and Equipment	14
ITEM 4A.	UNRESOLVED STAFF COMMENTS	14
ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	14
A.	Operating Results	14
B.	Liquidity and Capital Resources	15
C.	Research and Development, Patents and Licenses, Etc.	15
D.	Trend Information	15
E.	Off Balance Sheet Arrangements	15
F.	Tabular Disclosure of Contractual Obligations	16
ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	16
A.	Directors and Senior Management	16
B.	Compensation	17
C.	Board Practices	19
D.	Employees	20
E.	Share Ownership	20
ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	21
A.	Major Shareholders	21
A. 1. a	Holdings by Major Shareholders	21
A. 2.	Canadian Share Ownership	21
A. 3.	Control of the Corporation	22
A. 4.	Change in Control Arrangements	22
B.	Related Party Transactions	22
C.	Interests of Experts and Counsel	22
ITEM 8.	FINANCIAL INFORMATION	22
A.	Financial Statements and Other Financial Information	22
B.	Significant Changes	23
ITEM 9.	THE OFFER AND LISTING	23
A.	Offer and Listing Details	23
B.	Plan of Distribution	24
C.	Markets	24
D.	Selling Shareholders	25
E.	Dilution	25
F.	Expenses of the Issue	25
ITEM 10.	ADDITIONAL INFORMATION	25
A.	Share Capital	25
B.	Memorandum and Articles of Association	25
C.	Material Contracts	28
D.	Exchange Controls	28
E.	Taxation	29
F.	Dividends and Paying Agents	36
G.	Statements by Experts	37
H.	Documents on Display	37
I	Subsidiary Information	37
ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	37
ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	37

PART II
ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	37
ITEM 14.	MATERIAL MODIFICATION TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	37
ITEM 15.	CONTROLS AND PROCEDURES	37
ITEM 16.
A.	AUDIT COMMITTEE FINANCIAL EXPERT	39
B.	CODE OF ETHICS	39
C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES	39
D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES	39
E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS	40
F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT	40
G.	CORPORATE GOVERNANCE	40
PART III.
ITEM 17.	Financial Statements	40
ITEM 18.	Financial Statements	41
ITEM 19.	Exhibits	41

GLOSSARY OF TERMS

BCBCA	Business Corporations Act (British Columbia)
Board	Board of Directors of the Company.
CNSX	Canadian National Stock Exchange (formerly known as CNQ – Canadian Trading and Quotation system Inc.)
Company	RTN Stealth Software Inc., a corporation incorporated pursuant to the BCBCA.
Directors	The Directors of RTN Stealth Software Inc.
Distribution Agreement	Distribution Agreement dated September 28, 2009 with QMI Manufacturing Inc.
GAAP	Generally accepted accounting principles.
Incana Plan of Arrangement	The plan of arrangement with InCana Investments Inc. for a corporate restructuring by way of statutory plan to transfer cash of $100,000 and assign a property contract to InCana Investments Inc.
November Plan of Arrangement	The plan of arrangement with each of Arris Holdings Inc., CLI Resources Inc. and QMI Seismic Inc. by way of statutory plan to transfer certain assets to each of the three companies
OTCBB	Over-the-Counter Bulletin Board in the United States
Property Contract	Contract of Purchase and Sale Agreement dated May 4, 2009 with Soraje Holdings Ltd.
QMI Licensed Seismic Products	Three electronic earthquake control monitoring systems known as the 2700 Series Seismic Sensor, RF QuakeTM and Watch DogTM.
TSX.V	TSX Venture Exchange

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

PART I

ITEM 1.

IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.

OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.

KEY INFORMATION

A.

Selected Financial Data

This data has been derived from our audited financial statements, which have been prepared in accordance with accounting principles generally accepted in Canadian GAAP and reconciled for material measurement differences to U.S. GAAP.  Set forth in the following table are selected financial data with respect to our financial condition and results of operation for the years ended December 31, 2009, 2008, 2007, 2006 and 2005.

The selected financial and operating information as at December 31, 2009, 2008 and 2007 should be read in conjunction with the audited consolidated financial statements and notes thereto included elsewhere herein and in conjunction with Item 5 - “Operating and Financial Review and Prospects”. The selected financial data as at and for these periods have been extracted from, and are qualified by reference to the audited consolidated financial statements included herein at Item 17.  The selected financial data as at December 31, 2006 and for the year ended December 31, 2005 have been extracted from audited financial statements not included herein.

Fiscal Years ended December 31,
	2009	2008	2007	2006	2005
Revenues
Canadian GAAP	$ –	$ –	$ –	$ –	$ –
U.S. GAAP	$ –	$ –	$ –	$ –	$ –
Total Assets
Canadian GAAP	$ 2,151,954	$ 892,243	$ 922,340	$ 568,537	$ 32,623
U.S. GAAP	$ 2,084,769	$ 596,631	$ 922,340	$ 568,537	$ 32,623
Net Assets
Canadian GAAP	$ 2,076,882	$ 815,208	$ 773,782	$ 411,100	$ (134,513)
U.S. GAAP	$ 2,009,697	$ 519,596	$ 773,782	$ 411,100	$ (134,513)
Deficit
Canadian GAAP	$ 3,018,127	$ 2,418,656	$ 2,112,894	$ 2,089,561	$ 1,979,798
U.S. GAAP	$ 3,085,312	$ 2,714,268	$ 2,112,894	$ 2,089,561	$ 1,979,798
Net Income/(Loss)
Canadian GAAP	$ (599,471)	$ (305,762)	$ (23,333)	$ (109,763)	$ (203,123)
U.S. GAAP	$ (371,044)	$ (601,374)	$ (23,333)	$ (109,763)	$ (203,123)
Share capital
Canadian GAAP	$ 3,919,865	$ 2,563,490	$ 2,216,302	$ 1,830,287	$ 1,174,911
U.S. GAAP	$ 3,919,865	$ 2,563,490	$ 2,216,302	$ 1,830,287	$ 1,174,911
Weighted average number of shares outstanding[2]	74,685,353	43,514,800	20,944,235	9,216,840	18,275,825

Fiscal Years ended December 31,
	2009	2008	2007	2006	2005
Earnings (Loss) Per Share[1,2]
Canadian GAAP	$ (0.01)	$ (0.01)	$ (0.01)	$ (0.06)	$ (0.24)
From continued operations		$ (0.01)	$ (0.01)	$ (0.06)	$ (0.24)
From discontinued operations		$ (0.00)	$ (0.00)	$ (0.00)	$ (0.00)
U.S. GAAP	$ (0.005)	$ (0.014)	$ (0.01)	$ (0.06)	$ (0.24)
From continued operations		$ (0.014)	$ (0.01)	$ (0.06)	$ (0.24)
From discontinued operations		$ (0.00)	$ (0.00)	$ (0.00)	$ (0.00)
Cash provided by (used in) operating activities
Canadian GAAP	$ (344,463)	$ (212,623)	$ (29,590)	$ (95,040)	$ (146,733)
U.S. GAAP	$ (344,463)	$ (508,235)	$ (29,590)	$ (95,040)	$ (146,733)
Investing activities
Canadian GAAP	$ (445,193)	$ (799,782)	$ (150,000)	$ (2,841)	$ (4,294)
U.S. GAAP	$ (445,193)	$ (504,170)	$ (150,000)	$ (2,841)	$ (4,294)

1

Basic loss per share – Fully diluted loss per share has not been calculated due to its anti-dilutive effect.

2

As of December 23, 2009, we split our share capital on the basis of five new shares for one old share.  The weighted average number of shares outstanding and loss per share has been adjusted to reflect the consolidation.

Exchange Rates

Unless otherwise indicated, all monetary references herein are denominated in Canadian Dollars. References to “$” or “Dollars” are to Canadian Dollars and references to “US$” or “U.S. Dollars” are to United States Dollars.

The following table sets forth, for the periods indicated, the exchange rates based on the noon buying rate with the Federal Reserve Bank of New York for cable transfers in Canadian dollars.  Such rates are the number of Canadian dollars per one (1) US dollar.

Year Ended December 31,
	2009	2008	2007	2006	2005
Average for Period	$1.1411	$1.0701	$1.0784	$1.1385	$1.2163

The high and low exchange rates for each month during the previous six months are as follows:

	Month Ended
	May	April	March	February	January	December
	2010	2010	2010	2010	2010	2009
High for Period	$1.0134	$1.0199	$1.0421	$1.0735	$1.0669	$1.0713
Low for Period	$1.0776	$0.9960	$1.0110	$1.0419	$1.0260	$1.0400

On December 31, 2009, the exchange rate was $1.0461 for US$1.00.  As of June 11, 2010, the exchange rate was $1.0329 for US$1.00.

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

Loss of any Directors or officers.

The loss of any Directors or officers would adversely affect our results.  We are wholly dependent at present upon the personal efforts and abilities of our officers and Directors, who exercise control over our day-to-day affairs. The loss of any Director or officer could cause significant delays in our carrying on business or hinder our ability to continue carrying on our business.

Issuance of additional shares would dilute the interests of existing shareholders.

We are authorized to issue an unlimited number of common shares and an unlimited number of Class A Preferred shares.  On December 31, 2009, we had 99,416,860 common shares issued and outstanding.  Our Board has the power to issue additional shares and may in the future issue shares to acquire products, equipment or properties, or for other corporate purposes.  Any additional issuance by us from our authorized but unissued share capital would have the effect of diluting the interest of existing shareholders.

Officers and Directors may be indemnified against certain securities liabilities.

Under the BCBCA we can indemnify any Director, officer, agent and/or employee as to those liabilities and on those terms and conditions as are specified in the BCBCA.  Further, we may purchase and maintain insurance on behalf of any such persons whether or not we have the power to indemnify such person against the liability insured.  The foregoing could result in substantial expenditures by us and prevent any recovery from such officers, Directors, agents and employees for losses incurred by us as a result of their actions.  We have been advised that in the opinion of the SEC, indemnification is against public policy as expressed in the U.S. Securities Act, and is, therefore, unenforceable.

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

Conflict of Interest of Management

Certain of our Directors and officers are also directors and officers of other companies.  Consequently, there exists the possibility for such Directors and officers to be in a position of conflict.  Any decision made by any of such Directors and officers relating to our company will be made in accordance with their duties and obligations to deal fairly and in good faith with our company and such other companies.

Recent Disruptions in International Credit Markets and Other Financial Systems and Deterioration of Global Economic Conditions

Since 2007, the U.S. credit markets experienced serious disruption due to a deterioration in residential property values, defaults and delinquencies in the residential mortgage market and a decline in the value and credit quality of mortgage-backed securities.  Other adverse events include delinquencies in non-mortgage consumer credit and a general decline in consumer confidence.  These conditions worsened in 2008 and continued in 2009, contributing to reduced confidence in credit and financial markets around the world and the collapse of, and governmental intervention in, major financial institutions.  Asset price volatility and solvency concerns have increased, and there has been less liquidity, a widening of credit spreads, a lack of price transparency, increased credit losses and tighter credit conditions.  Notwithstanding various government actions, concerns about the general condition of the capital markets, financial instruments and financial institutions persist, and stock markets have declined substantially.

These market disruptions have had a significant material adverse impact on companies in many sectors of the economy and have limited access to capital and credit.  These disruptions could, among other things, make it more difficult for us to obtain, or increase our cost of obtaining, financing for our operations.  Failure to raise capital when needed or on reasonable terms may have a material adverse effect on our business, financial condition and results of operations.

Additionally, these factors, as well as other related factors, may cause decreases in asset values that are deemed to be other than temporary, which may result in impairment losses.  If these factors continue, our operations could be adversely impacted and the trading price of our common shares may be adversely affected.

We are also exposed to liquidity risks in meeting our operating and capital expenditure requirements in instances where cash positions are unable to be maintained or appropriate financing is unavailable. These factors may impact our ability to obtain loans and other credit facilities in the future and on favourable terms.  If these increased levels of volatility and market turmoil continue, our operations could be adversely impacted and the trading price of the common shares could be adversely affected.

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

No Dividends

The payment of dividends on our common shares is within the discretion of the Board and will depend upon our future earnings, our capital requirements, our financial condition, and other relevant factors.  We do not currently intend to declare any dividends on our shares for the foreseeable future.

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

ITEM 4.

INFORMATION ON THE COMPANY

A.

History and Development of the Company

Our company was incorporated in British Columbia, Canada, by registration of our memorandum and articles under the British Columbia Company Act (since replaced by the BCBCA) on September 15, 1987, under the name “Grand Resources Inc.”  We changed our name to “Bay Street Ventures Inc.” effective November 18, 1987.  Subsequently, we changed our name to “Cenco Petroleum Ltd.” effective September 20, 1991.  On August 7, 1996, we changed our name to “IGC Internet Gaming Corporation” and concurrently subdivided our share capital on the basis of one and one-half old shares for one new share.

We changed our name to “IGN Internet Global Network Inc.” effective November 21, 1996 and on September 23, 2003 we changed our name to “AssistGlobal Technologies Corp.” and concurrently subdivided our share capital on the basis of three old shares for one new share.

On July 5, 2005, we changed our name to “Bassett Ventures Inc.” and concurrently consolidated our share capital on the basis of four old shares for one new share.  On June 13, 2007 we changed our name to “Arris Resoures Inc.” and concurrently consolidated our share capital on the basis of five old shares for one new share.

On December 21, 2009 we changed our name to “RTN Stealth Software Inc.” and subsequently carried out a five-for-one share split of our common shares.

We have been trading on the CNSX since December 17, 2003.  On December 21, 2009 our trading symbol was changed from “AAS” to “RTN” in conjunction with our name change and share split.  We have been quoted for trading on the OTCBB since November 19, 1997.  On December 21, 2009 our trading symbol was changed from “IGN-IF” to “RTNSF”.

Our principal executive office is located at Suite 200, 8338 120th Street, Surrey, BC, Canada V3W 3N4.  Our registered and records office is 300 – 576 Seymour Street, Vancouver, BC, Canada V6B 3K1.

Real Estate Property

On May 4, 2009, we entered into a Property Contract of Purchase and Sale Agreement dated May 4, 2009, as amended on May 21, 2009, with Soraje Holdings Ltd., a private arm’s length company, to purchase a development property located at 8670, 158th Street, Surrey, British Columbia, and legally described as Lot C, Plan 15650, Section 26, Township 2, New Westminster Land District, PID-010-114-386, in Surrey, BC, Canada.  The purchase price of the property was $677,000, with a non-refundable deposit of $10,000 to be made upon completion of a successful feasibility study of the property on or before August 4, 2009, which was subsequently extended to August 4, 2010 pursuant to the amended agreement dated May 21, 2009.  The balance of $667,000 will be paid upon completion of the contract on or before May 4, 2010. The amended agreement also allows us to assign the Property Contract to another party.

Distribution Agreement – QMI Licensed Seismic Products

We entered into a Distribution Agreement dated September 28, 2009 with QMI Manufacturing Inc., a private British Columbia arm’s length company, whereby we were granted an exclusive license to distribute the QMI Licensed Seismic Products in India.  The term of the agreement is for an initial ten years, which may be automatically renewed on the 10th anniversary for a successive ten year term, to a maximum of seven successive terms.

Plan of Arrangement with Incana Investments Inc.

On May 19, 2009, we entered into an Arrangement Agreement with InCana Investments Inc. (“InCana”), our former wholly-owned subsidiary, to proceed with a corporate restructuring by way of statutory plan to transfer cash of $100,000 and assign the Property Contract to InCana.  The InCana Plan of Arrangement was approved by our shareholders on June 19, 2009.

The corporate restructuring, which was completed on October 2, 2009, was carried out as follows:

1)

transfer of $100,000 in cash and assignment of the Property Contract to InCana in exchange for 15,043,372 InCana shares (the “InCana Shares”).

2)

change in authorized share capital by:

(i)

altering the identifying name of the common shares to Class A common shares without par value (the “ARI Class A Shares”);

(ii)

creating a new class of common shares (the “New Shares”); and

(iii)

creating a class of Class A preferred shares without par value (the “ARI Class A Preferred Shares”).

3)

Each ARI Class A Share exchanged for one New Share and one ARI Class A Preferred Share.

4)

Redemption of the issued ARI Class A Preferred Shares in exchange for the InCana Shares on a one for one basis.

Plan of Arrangement with Arris Holdings Inc., CLI Resources Inc. and QMI Seismic Inc.

On November 2, 2009, we entered into an Arrangement Agreement with three of our then wholly-owned subsidiaries, being Arris Holdings Inc. (“AHI”), CLI Resources Inc. (“CLI”) and QMI Seismic Inc. (“QMI”) whereby we agreed to transfer certain assets to each of AHI, CLI and QMI, and each such company subsequently became a reporting issuer in Canada.  Our shareholders approved the November Plan of Arrangement on December 8, 2009 and approval of the Supreme Court of Canada was granted on December 11, 2009.

The terms of November Plan of  Arrangement and assets to be transferred consisted of the following:

(1)

CLI – we transferred five mineral claims located 30 miles northeast of Atlin, British Columbia in the Atlin Mining District, in exchange of the issuance of 17,583,372 common shares in the capital stock of QMI, which shares were distributed to our shareholders on the basis of one QMI share for each share of our company held.  .

(2)

QMI – we transferred all of our right, title and interest in and to the Distribution Agreement to market, sell and distribute the QMI Licensed Seismic Products, in exchange of the issuance of 17,583,372 common shares in the capital stock of QMI, which shares were distributed to our shareholders on the basis of one QMI share for each share of our company held.

(3)

AHI – we transferred all of our interest in our equity portfolio, having an aggregate value at that time of $1,334,000, in exchange for the issuance of 17,583,372 common shares in the capital stock of AHI, which shares were distributed to our shareholders on the basis of one AHI share for each share of our company held.  Our equity portfolio consisted of (a) 300,000 common shares of Desert Gold Ventures Inc., a TSX.V listed company, (b) 440,000 common shares of MaxTech Ventures Inc., a TSX.V listed company; and (c) 2,798,000 common shares of Ona Power Corp. a CNSX listed company.

B.

Business Overview

On January 19, 2010, we entered into an agreement with Market Guiding Systems Inc. (“MGS”), an unrelated private company, whereby we acquired a fully supported exclusive perpetual license to the Market Navigation, Trade Execution and Market Timing Software (the “RTN-Stealth Software”) in consideration for the issuance of 5,000,000 Class B convertible preferred shares to the shareholders of MGS, which shares will be convertible into 50,000,000 common shares of our capital stock only when cumulative net revenues derived from the RTN-Stealth Software license reach a total of Cdn. $20,000,000.  A transaction advisory fee of 250,000 special convertible preferred shares were issued to Tidalwave Capital Inc., a private company controlled by Nikolas Perrault, a member of our Board.

At the heart of the RTN-Stealth Software is a unique principle of presenting current market information using the flow rate of buy/sell orders placed in real time by all traders on the Exchange Electronic Trading Book.  These orders are weighted by their proximity to inside bid/ask levels, their size and the time elapsed since the order origination.

All the weighted orders (called the “Traders’ Intent”) are then summed up creating respectively a weighted sum of bids and a weighted sum of asks.  The simple ratio between the weighted sum of bids and weighted sum of asks is referred to as the “Trader’s Sentiment” and it is used to analyze the “built up pressure” to buy or sell a security.

Although the RTN-Stealth Software does not offer any trading advice nor create any trading recommendations it can serve an important analytical role in significantly compressing the real time information flow between the markets and a trader using the system.  It also helps a trader to extract potentially valuable market behavioral patterns, thus enhancing the trader’s ability to assess current market situations.

Overall the RTN-Stealth Software is the result of scientific integration in the fields of computing, bioengineering, neuroscience and finance under a unified framework.  It has been designed using biological and human-computer interface principles.  Its interface creates a cyclic interaction that has the computer handle all raw data analysis and filtering automatically, while final decision-making for executing any transaction is solely within the control of the end-user trader.

The RTN-Stealth Software has a built-in direct access execution platform with a state-of-the-art order placement technique that is unique in the industry.  It is seamlessly integrated with the largest and the most efficient direct access electronic Brokerage house – Interactive Brokers (IB).

The RTN-Stealth Software does not require any external real-time data feed as it receives its data through the proprietary IB Application Programming Interface (API). This feature significantly reduces the costs of running the RTN-Stealth Software, which also passes on the savings to the end-user.

Our plan is to market the RTN-Stealth Software on a monthly subscription basis with a proposed monthly fee of $49.50 USD.  The software will be distributed and supported via our website, which will also handle the customer’s payments, installation and software updates.  The live, phone and on-line support is planned to be outsourced while all the software maintenance and further development will be handled directly by us.

The RTN-Stealth Software will be distributed in the form of a stand-alone Windows application that can be seamlessly connected to the IB API.  We are also in a process of registering as an official third party developer for Interactive Brokers.  Once we are registered, the RTN-Stealth Software will be included in the official list of the third party tools and will be featured on the IB website.

We have retained the exclusive services of Dr. Alex Bogdan as a strategic technical advisor.  Dr. Bogdan led the scientific team that spent over nine years developing the RTN-Stealth Software.

On May 17, 2010 we entered into an agreement to acquire all of the assets of MGS in consideration for the issuance to MGS shareholders of 20,000,000 common shares in our capital stock, which shares will be subject to escrow restrictions, whereby the shares will be released in four equal tranches commencing six months from the issuance of the shares, then at nine months, twelve months and fifteen months thereafter, and our assumption of $2.45 million of liabilities is owed by MGS.

MGS is a privately held research and development company that developed the RTN-Stealth Software.  MGS also developed a wide variety of proprietary automated trading systems, market indicators, trade execution platforms and money management software including a very unique robotic trading station that can support over 1,000 different securities.

MGS was evaluated by Lorovest Corp. as having a fair market value of $24 million, net of the value of the January 19, 2010 licensing agreement with us.

On May 17, 2010 we purchased the EMC-ALGO Software Suite from ENAJ Mercantile Corporation (“ENAJ”) in consideration for the issuance of 5,000,000 common shares in our capital stock, of which 2,500,000 shares were to be issued to ENAJ immediately and subject to escrow restrictions, whereby the shares would be released in four equal tranches at six, nine, twelve and fifteen months thereafter.  The final 2,500,000 common shares were issued to ENAJ on May 17, 2010 and escrowed in three equal tranches at twelve, twenty-four and thirty-six months.

As part of the transaction, Michael Boulter accepted the position of President and Chief Operating Officer of our company for a minimum of three years.  Mr. Boulter will operate out of the facility in Mississauga, Ontario, which is where MGS has its offices and fully equipped, state of the art trading and research and development centre.  Mr. Boulter is the founder and Chief Technology Officer of ENAJ.  He has been with ENAJ since it was formed in July of 2008.

ENAJ is a privately held proprietary futures trading company incorporated in Ontario, Canada. Using its own capital, ENAJ seeks returns based on pricing discrepancies and sudden marketplace changes that occur on an intra-day basis in the futures markets. ENAJ has developed trading algorithms that have produced strong results across four different futures markets: S&P 500 Index, NASDAQ 100 Index, Crude Oil and Gold.

Historical

We were previously engaged in the business of resource exploration.

In February, 2007 we entered into a purchase and sale agreement (the “Agreement”) with Arctos Petroleum Corp. (“Arctos”) whereby Arctos agreed to sell to us a 30% working interest in 64 gross Ha (19.2 Net Ha) of onshore P&NG rights and a 40% interest in an oil battery in Alexander, Alberta, located 75 kilometres northwest of Edmonton, Alberta.  We did not contribute towards the project and were in a non-participation penalty position on both the well and the battery.  As a result, we wrote down the investment to $1 for the year ended December 31, 2009.

In October 2008 we entered into an asset purchase and sale agreement to purchase from a British Columbia private company 22 mineral claims located approximately 30 miles northeast of Atlin, British Columbia in the Atlin Mining District.  In September 2009 we completed an evaluation of the 22 mineral claims and determined that 17 claims had been allowed to lapse and, as a result, the mineral property was written down to $67,185 for the year ended December 31, 2009.  On January 5, 2010 we transferred our interest in the remaining 5 mineral claims as part of our Plan of Arrangement with CLI.

C.

Organizational Structure

We have two wholly-owned subsidiaries., being (1) Arris Minerals Inc., a British Columbia company, which is currently inactive; and (2) Arris Oil and Gas Inc., a British Columbia company, which is currently inactive.

D.

Property, Plants and Equipment

Our principal executive offices and corporate offices are located at Suite 200, 8338 120th Street, Surrey, BC, Canada V3W 3N4.  We rent our offices on an informal month-to-month lease.  We also lease facilities in Ontario at a price of $7,450, which lease is for a term of three years.

ITEM 4A.

UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our financial condition, changes in financial condition and results of operations as at December 31, 2009, 2008 and 2007 should be read in conjunction with our audited consolidated financial statements and related notes included herein.  Unless expressly stated otherwise, all references to dollar amounts in this section are Canadian dollars.

A reconciliation of our financial statements to U.S. GAAP is set forth in Note 13 of the audited financial statements as of December 31, 2009 included herein at Part IV – Item 17.

A.

Operating Results

A comparison of the results of operations for the fiscal years ended December 31, 2009, 2008, and 2007 are as follows:

Year Ended December 31, 2009 as compared to Year Ended December 31, 2008

We reported a net loss of $599,471 ($0.01 per share) for the year ended December 31, 2009 as compared to a net loss of $305,762 ($0.01 per share) for the year ended December 31, 2008. Significant changes between the 2009 and 2008 year leading to the increase of the net loss are, write down of mineral and oil and gas properties, the recovery of loss recorded on investment, increase in management and consulting fees, stock based compensation, trust and filing fees, and professional fees. Details are as follows:

Write down charge increased by $378,426 which is a result of writing down our mineral and oil and gas properties by $378,426 in current year (2008 - $Nil). In accordance with our accounting policies, investment is recorded at its fair market value at the year-end date. As a result we took a mark-to-market fair value adjustment (a loss) of

$188,333 for our sole short term investment (a convertible debenture) for the year ended December 31, 2008. This convertible debenture expired in 2009 and the principal plus accrued interest was repaid in 2009. As a result, we recorded a recovery (gain) of $188,333 in the current year accordingly. Management and consulting fees in 2009 increased by $28,300 from 2008. The increase is mainly a result of hiring more business consultant to explore addition business opportunities. We granted 6,250,000 stock options to various employees, Directors, and consultants during 2009 (2008 – Nil). As a result, we recorded a stock-based compensation of $47,360 in 2009 compared to $Nil in the last year. Trust and filing fees increased by $23,000 and professional fees increased by $70,800 as a result of incurring more expenses for the Incana Plan of Arrangement and November Plan of Arrangement.

Year Ended December 31, 2008 as compared to Year Ended December 31, 2007

We recorded a net loss for the year ended December 31, 2008 of $305,762 or $0.04 (pre-share split) per share as compared to a net loss of $23,333 or $0.01 (pre-share split) per share for the year ended December 31, 2007, being a 1,210% increase in net loss in the amount of $282,429.  The increased loss in fiscal 2008 was the result of a write down of investment in fiscal 2008 in the amount of $188,333 and rent, research and property costs and management, consulting and administrative incurred in fiscal 2008, which were offset by a foreign exchange gain of $74,821.  The general and administrative expenses incurred during fiscal 2008 primarily consisted of management, consulting and administrative of $83,931 (2007 - $Nil), foreign exchange loss (gain) of $(74,821) (2007 - $17,609), rent of $45,000 (2007 - $Nil), research and property costs of $36,410 (2007 - $Nil), trust and filing fees of $14,637 (2007 - $19,502), bank charges and interest of $25,097 (2007 - $1,096), professional fees of $2,695 (2007 - $24,724), travel expenses of $6,033 (2007 - $387), and administrative expenses of $Nil (2007 - $3,785).

B.

Liquidity and Capital Resources

We do not generate revenues from operations. We rely on equity financing for our working capital requirements to fund our exploration, business development, investment, and administrative activities. At December 31, 2009, we had $379,284 in cash and cash equivalent (2008 – $99,366), marketable securities of $1,448,800 (2008-$Nil) and a positive working capital of $2,005,756 (2008 –$362,339). For the year ended December 31, 2009 operating expenditures were $438,906 compared to $142,135 in 2008.

We are not subject to external working capital requirement and do not have significant capital commitments that we are obligated to make. Under the November Plan of Arrangement and subsequent to the year ended December 31, 2009, we transferred our interest in five mineral claims in British Columbia, Canada, our rights to the Distribution Agreement to distribute the QMI Licensed Seismic Products in India and our marketable securities to three subsidiaries to complete the spin-off corporate restructuring.  Excluding the marketable securities of $1,448,800 that would have been transferred out, we would have a working capital of $556,956 and accumulated a deficit of $3,018,127 as at December 31, 2009. To date, we have not generated any revenues from operations and will most likely require additional funds to meet our obligations and the costs of our operations. While we believe we will be able to raise the additional financing when required, the impacts of the current global economic downturn and uncertainty in the global capital market provide no guarantees that we can complete an equity or a debt financing when needed.

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

We did not have any contractual obligations as at December 31, 2009.

ITEM 6.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.

Directors and Senior Management

The following is a list of our Directors and senior officers as at June 28, 2010, their municipalities of residence, their current positions with us and their principal occupations during the past five years.

Name and Municipality of Residence	Position(s) with the Company	Terms of the Various Offices Held	Principal Occupation
Lucky Janda (1) Richmond, BC Canada	Chief Executive Officer and Director	Director and Chief Executive Officer since April 8, 2008. President from April 8, 2008 until May 17, 2010.	Independent businessman with over 20 years experience in public companies and real estate development.
Michael Boulter Mississauga, Ontario Canada	President, Chief Operations Officer and Director	President, Chief Operations Officer and Director since May 17, 2010.	Founder and Chief Technology Officer of ENAJ Mercantile Corporation since July 2008. Quantitative analyst and institutional salesman at the Canadian Investment Industry from 1988 until 2008.
Donald Ziraldo (1) Niagara-on-the-Lake, Ontario Canada	Director	Director since January 25, 2010	Independent businessman, wine maker and published author.
Nikolas Perrault (1) Montreal, Quebec Canada	Director	Director since February 16, 2010	Independent businessman and financial analyst.
Larry Tsang Richmond, BC Canada	Chief Financial Officer	Chief Financial Officer since April 30, 2010	Chartered Accountant, and independent businessman.
David A. Johnson Montreal, Quebec Canada	Corporate Secretary	Corporate Secretary since April 30, 2010	Attorney and Trade-mark Agent

(1)

Denotes member of our Audit Committee.

Our Directors will serve until our next annual general meeting of shareholders scheduled for June 28, 2010, or until their successors are appointed.  For our next annual general meeting, the current slate of Directors has been nominated for re-election to the Board.  Officers are appointed by the Board and serve at the pleasure of the Board.

Conflicts of Interest

There are no existing or potential conflicts of interest among our Directors, officers or promoters as a result of their outside business interests with the exception that certain of our Directors, officers and promoters serve as directors, officers and promoters of other companies, and, therefore, it is possible that a conflict may arise between their duties as a Director, officer or promoter of our company and their duties as a director or officer of such other companies.

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

B.

Compensation

Compensation Discussion & Analysis

Given our current size and stage of development, our Board has not appointed a formal compensation committee, however it is board policy that management Directors are required to abstain from voting in respect of their own compensation thereby providing the independent members of the Board with considerable input as to executive compensation. The Board’s compensation philosophy is aimed at attracting and retaining quality and experienced people with established records in managing and maintaining public companies which is critical to our success. These key persons create the framework for future success and later will share in any success of our company. Such a reward system supports our commitment to delivering strong performance for our shareholders. At the present time we do not have a compensation program in place for our NEOs or Directors, as is evidenced by the Summary Compensation Table, below.

The Board reviews on an annual basis the corporate goals and objectives relevant to executive compensation, and determines if a compensation package should be implemented. The Board also takes into consideration our overall performance, shareholder returns, the value of similar incentive awards to executive officers at comparable companies and the awards given to executive officers in past years. There are currently no plans to implement a compensation package for fiscal 2010.

Summary Compensation Table

The following table sets out certain information respecting the compensation paid to the CEO and CFO and the three most highly compensated executive officers, other than the CEO and CFO, for the year ended December 31, 2009 whose total compensation was more than $150,000. These individuals are referred to collectively as the “Named Executive Officers” or “NEOs”.

Name and Principal Position	Year ended December 31	Salary ($)	Shared awards ($)	Option based awards ($)	Non-equity incentive plan compensation		Pension value ($)	All other compensation ($)	Total Compensation ($)
					Annual incentive plan ($)	Long-term incentive plan ($)
Lucky Janda, (1) Chief Executive Officer	2009 2008	Nil Nil	N/A N/A	Nil Nil	N/A N/A	N/A N/A	N/A N/A	(2) 48,229 (3) 22,750 (4) 45,000 (5) 39,000 (6) 50,000 (7) 60,000 Nil	264,979 Nil
Parmjeet Johal, (8) Former Director	2009	Nil	N/A	Nil	N/A	N/A	N/A	(1) 3,000	3,000
Sandeep Poonia, (9) Former Director	2009	Nil	N/A	Nil	N/A	N/A	N/A	(1) 3,000	3,000
Harpreet Janda, (8) Former Director	2009 2008	Nil Nil	N/A N/A	Nil Nil	N/A N/A	N/A N/A	N/A N/A	(1) 3,000 Nil	3,000 Nil
Curt Huber, (10) Former President	2008	Nil	N/A	Nil	N/A	N/A	N/A	Nil	Nil

(1)

Lucky Janda was appointed as Chief Executive Officer on April 8, 2009.

(2)

Finder’s fee to 849928 B.C. Ltd., a company controlled by Mr. Lucky Janda.

(3)

Management fees to Cabmerl Industries Ltd., a company controlled by Mr. Lucky Janda.

(4)

Management fees to INFA Investment Ltd., a company controlled by Mr. Lucky Janda.

(5)

Consulting fees to Cabmerl Industries Ltd.

(6)

Property research fees to Forbes and Manhattan BC Ltd., a company controlled by Mr. Lucky Janda.

(7)

Rent to Cabmerl Industries Ltd.

(8)

Parmjeet Johal and Harpreet Janda resigned as Directors on January 25, 2010.

(9)

Sandeep Poonia resigned as a Director on May 17, 2010.

(10)

Curt Huber resigned as President on April 8, 2009.

Option-based Awards

Our executive officers, as well as Directors, employees and consultants, are eligible to participate in our stock option plan to receive grants of stock options.  Individual stock options are granted by the Board as a whole and the size of the options is dependent on, among other things, each officer’s level of responsibility, authority and importance to our company and the degree to which such officer’s long term contribution to our company will be crucial to our long-term success.

Stock options are normally granted by the Board when an executive officer first joins our company based on his level of responsibility within our company. Additional grants may be made periodically to ensure that the number of options granted to any particular officer is commensurate with the officer’s level of ongoing responsibility within our company. The Board also evaluates the number of options an officer has been granted, the exercise price of the options and the term remaining on those options when considering further grants. Options are usually priced at the closing trading price of our shares on the business day immediately preceding the date of grant and the current policy of the Board is that options expire two to five years from the date of grant.

We have a formalized stock option plan for the granting of incentive stock options to the officers, employees, consultants and Directors.  During the most recently completed financial year no stock options were granted, no stock options were exercised and no stock options were cancelled.

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

Option/SAR Grants During The Most Recently Completed Financial Year

No stock options were granted under our Stock Option Plan during the most recently completed financial year, to the NEOs.

Pension Plan Benefits

We do not have any pension, retirement or deferred compensation plans, including defined contribution plans.

Termination and Change of Control Benefits

We have not entered into any compensatory plans, contracts or arrangements with any of our NEOs whereby such officers are entitled to receive compensation as a result of the resignation, retirement or any other termination of employment of the NEO or from a change in control or a change in the NEO’s responsibilities following a change in control.

Compensation of Directors

Non-management Directors are entitled to receive an annual retainer fee of $3,000 for their services as Directors.

The Directors may also receive additional fees for any committee work (i.e. audit committee) performed on behalf of the Board in accordance with industry standards.

In addition, the Directors are entitled to be reimbursed for reasonable expenditures incurred in performing their duties as Directors and may receive cash bonuses from time to time which we award to Directors for serving in their capacity as a member of the Board.  Executive officers who also act as Directors do not receive any additional compensation for services rendered in their capacity as directors.

Directors are also entitled to participate in our stock option plan, which is designed to give each option holder an interest in preserving and maximizing shareholder value in the longer term. Individual grants are determined by an assessment of each individual Director’s current and expected future performance, level of responsibilities and the importance of his/her position and contribution to our company.

C.

Board Practices

Our Board consists of four members, the terms of which expire at the general meeting of shareholders to be held in each year. The information regarding the term each Director has served in office in “Item 6.A – Directors and Senior Management” is hereby incorporated by reference in response to this item 6.C.  Directors are elected by a majority of the votes of our common shares present in person or represented by proxy at our annual meeting of shareholders and entitled to vote at such election.  Each Director will hold office until his or her term expires or until he or she resigns.  Executive officers serve at the discretion of the Board.  Officers are elected at the annual meeting of the Directors held immediately after the annual general meeting of shareholders. The Directors hold regularly scheduled meetings at which members of management are not in attendance.

None of our Directors have entered into service contracts with us or any of our subsidiaries that provide for benefits upon their termination as a Director.

We have granted and intend to continue to grant stock options to employees, Directors, officers and consultants on terms and conditions established by the Board at the time of the grant and in accordance with our stock option plan and prevailing Exchange policy. Except as disclosed above under “Compensation of Directors”, our Directors do not receive any monies for serving in their capacity as Directors and there is currently no arrangement for the payment of any compensation in the future.

We have the following committees of the Board:

Audit Committee

The audit committee is comprised of at least three Directors, the majority of whom are not employees, control persons or officers or any of our associates or affiliates. The Board appoints or re-appoints an audit committee after each annual shareholders’ meeting.

The Board has set up an audit committee which consists of Messrs. Lucky Janda, Donald Ziraldo and Nikolas Perrault.  The audit committee engages on our behalf the independent public accountants to audit our annual financial statements, and reviews and approves the planned scope of the annual audit.

At present, two of the Audit Committee members (Donald Ziraldo and Nikolas Perrault) are considered “independent” as that term is defined in applicable securities legislation. Lucky Janda is not considered independent as he is our Chief Executive Officer.

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

We do not presently have any employees.

E.

Share Ownership

The following table sets forth the common share ownership of each of our officers and Directors. Each person has sole voting and investment power with respect to the shares of common stock shown, and all ownership is of record and beneficial.

Name	Number of Common Shares Owned	Positions	Percentage of Outstanding Common Shares [1]
Lucky Janda [2]	10,350,000	Chief Executive Officer and Director	8.10%
Michael Boulter [3]	5,000,000	President, Chief Operations Officer and Director	3.92%
Donald Ziraldo [4]	307,436	Director	0.24%
Nikolas Perrault [5]	1,441,000	Director	1.13%
Larry Tsang	Nil	Chief Financial Officer	N/A
David Johnson	Nil	Corporate Secretary	N/A
ALL DIRECTORS AND SENIOR OFFICERS AS A GROUP (6 persons)	17,098,436		13.39%

[1]

Based on diluted issued and outstanding share capital of 127,716,860 common shares as of June 28, 2010.

[2]

Included in Lucky Janda’s shareholdings are:  (i) 100,000 common shares held by him directly; (ii) 8,250,000 common shares held indirectly through Jatsid Investments Ltd., a company controlled by Mr. Janda; and (iii) an incentive stock option to purchase up to 2,000,000 common shares at a price of $0.32 per share, exercisable on or before February 24, 2015.

[3]

Included in Michael Boulter’s shareholdings are:  (i) 2,500,000 common shares held by him directly; (ii) 2,500,000 common shares held indirectly through ENAJ Mercantile Corporation., a company controlled by Mr. Boulter.

[4]

Included in Donald Ziraldo’s is an incentive stock option to purchase up to 300,000 common shares at a price of $0.32 per share, exercisable on or before February 24, 2015. Mr. Ziraldo also owns 1,859 special convertible preferred shares, which are convertible into 18,590  common shares upon a $20 million revenue milestone target being reached on the retail version of RTN Stealth software.

[5]

Included in Nikolas Perrault’s shareholdings are:  (i) 134,500 common shares held by him directly; (ii) 306,500 common shares held indirectly by Caroline Duquette, spouse of Nikolas Perrault; and (iii) an incentive stock option to purchase up to 1,000,000 common shares at a price of $0.32 per share, exercisable on or before February 24, 2015 held indirectly through to Tidalwave Capital Inc., a company controlled by Mr. Perrault.  Mr. Perrault also owns 250,000 special convertible preferred shares, which are convertible into 2,500,000 common shares upon a $20 million revenue milestone target being reached on the retail version of RTN Stealth software.

Stock Option Plan

Our Stock Option Plan (the “Plan”) was approved by our shareholders at our annual meeting held on June 17th, 2008.  Pursuant to the Plan we may grant up to 10% of our issued and outstanding shares for issuance to Directors, officers, employees and consultants at prices set in accordance with the policies of the CNSX.  As of the date of this registration statement, there are 5,650,000 options outstanding, at an exercise price of $0.32 which expire on February 24, 2015.

The purpose of the Plan is to provide incentive to employees, officers, Directors, management company employee and consultants who provide services to us and reduce the cash compensation we would otherwise have to pay.

The Plan is administered by the Board or, if the Board so elects, by a committee appointed by the Board. The Plan provides that options will be issued pursuant to option agreements (“Option Agreements”).  No optionee under the Plan shall be granted an option which exceeds the maximum number permitted by the CNSX.  Options issued pursuant to the Plan will have an exercise price determined by the Board provided that it is not less than the price permitted by the CNSX, or, if our shares are no longer listed on the CNSX, then such other exchange or quotation system on which our shares are listed or quoted for trading.

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

ITEM 7.

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.

Major Shareholders

Holdings by Major Shareholders

The following table sets forth the shareholdings of those persons who own of record or are known to us to own beneficially, directly or indirectly, or exercise control or direction over, more than 5% of our issued and outstanding common shares as at the date of this annual report:

Identity of Person or Group	Type of Ownership	Amount Owned	Percent of Class(1)
Lucky Janda	Direct/ Indirect	10,350,000(2)	8.19%

(1)

Based on diluted issued and outstanding share capital of 126,416,860 common shares at June 28, 2010.

(2)

Included in Lucky Janda’s shareholdings are:  (i) 100,000 common shares held by him directly; (ii) 8,250,000 common shares held indirectly through Jatsid Investments Ltd., a company controlled by Mr. Janda; and (iii) an incentive stock option to purchase up to 2,000,000 common shares at a price of $0.32 per share, exercisable on or before February 24, 2015.

Canadian Share Ownership

The following table indicates the approximate number of Canadian record holders of common shares and the portion and percentage of common shares held in Canada as at May 25, 2010:

Total Number of Holders	Number of Canadian Holders	Number of Common Shares Held in Canada	Percentage of Common Shares Held in Canada
199	185	83,829,938	67.38%

(1)

Based on issued and outstanding share capital of 124,416,860 common shares as of June 28, 2010.

U.S. share Ownership

The following table indicates the approximate number of record holders of common shares with United States addresses and the portion and percentage of common shares held in the United States as at May 25, 2010:

Total Number of Holders	Number of U.S. Holders	Number of Common Shares Held in the U.S.	Percentage of Common Shares Held in the U.S.
199	10	3,238,588	2.60%

(2)

Based on issued and outstanding share capital of 124,416,860 common shares as of June 28, 2010.

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

B.

Related Party Transactions

Other than as disclosed in Item 6.B – “Directors, Senior Management and Employees – Compensation” and the transactions set forth below, there are no related party transactions or proposed transactions involving any insider, , or associate or affiliate of an insider, that have occurred during our two most recently completed fiscal. There are no debts owing directly or indirectly to us by any Director or officer, or by an associate of any Director or officer.

During the fiscal year ended December 31, 2009 and December 31, 2008, we entered into the following transactions with related parties:

(a)

During the year ended December 31, 2009, a company controlled by the CEO charged $61,750 in consulting and administrative fees (2008 - $45,000) and $60,000 in rental expenses (2008 - $45,000).  Another company controlled by the CEO also charged $50,000 in property research charges.  At December 31, 2008 we owed $Nil for these expenses.

(b)

During the year ended December 31, 2009, two companies related by a common Director charged $45,000 in management fees (2008 - $Nil) and $48,229 in finders’ fees (2008 - $Nil) as share issuance costs respectively.

(c)

During the year ended December 31, 2009, we paid a director’s fee of $3,000 to three Directors for a total of $9,000 (2008 - $Nil).

(d)

During the year ended December 31, 2009, we owed $Nil (2008 - $22,441) to a company controlled by our CEO’s spouse.

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

ITEM 8.

FINANCIAL INFORMATION

A.

Financial Statements and Other Financial Information

Attached hereto are our audited financial statements, consisting of balance sheets as at December 31, 2009 and 2008, consolidated statements of operations and consolidated statements of shareholders’ cash flows for each of the years in the three-year period ended December 31, 2009 along with related notes and Auditor’s Report and Comments by Auditors for U.S. Readers on Canada-U.S. Reporting Conflict.  See Item 17 – “Financial Statements”.

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

B.

Significant Changes

The following changes occurred subsequent to December 31, 2009:

•

On January 19, 2010, we entered into an agreement with Market Guidance Systems Inc. (“MGS”) pursuant to which we acquired a fully supported exclusive and perpetual license to the RTN-Stealth Software.

As consideration for the above, we issued 5,000,000 Class B convertible preferred shares (the “Class B Shares”) to the shareholders of MGS.  The holders of the Class B Shares have the right to convert the Class B Shares into 50,000,000 common shares only when the cumulative net revenues derived from the license of the RTN-Stealth Software reach a total of C$20,000,000.  In connection with this acquisition, we paid a transaction advisory fee of 250,000 Class B. Preferred Shares to a company controlled by a member of our Board.

•

On February 24, 2010, we awarded our Directors, officers, employees and consultants a total of 5,650,000 stock options at an exercise price of $0.32 with an expiry date of February 24, 2015.

•

On May 17, 2010, we signed a definitive agreement with MGS whereby, subject to regulatory approval, we will acquire all of the assets of MGS and assume $2.45 million of liabilities owed by MGS in consideration of the issuance of 20,000,000 common shares, which shares will be escrowed in four equal tranches at 6, 9, 12 and 15 months.

•

On May 17, 2010, we signed a definitive agreement with ENAJ Mercantile Corporation (“ENAJ”) to purchase its EMC-ALGO Software Suite in consideration of 5,000,000 common shares, subject to regulatory approval.  Of these shares, 2,500,000 common shares which will be issued immediately and escrowed in four equal tranches at 6, 9, 12 and 15 months and 2,500,000 common shares will be issued and escrowed in three equal tranches at 12, 24 and 36 months.

ITEM 9.

THE OFFER AND LISTING

A.

Offer and Listing Details

We have been trading on the CNSX under the trading symbol “RTN” since January 8, 2010 and before that under the trading symbol “AAS” commencing December 17, 2003.  CNSX is a stock market designed for trading the equity securities of emerging companies. Information regarding CNSX can be obtained from their website at www.cnsx.ca.  Our shares have been quoted on the OTCBB under the trading symbol “RTNSF” since January 27, 2010 and before that under the trading symbol “ARRRF” commencing July 16, 2007.  Our shares have also been listed on the Frankfurt Stock Exchange under the trading symbol “IGN3.F” since July 18, 2007.

On December 31, 2009, 99,416,860 common shares were outstanding.  The closing price of our common shares on the CNSX on December 31, 2009 was US$0.625.

The following summarizes the reported high and low prices for our shares on the CNSX for the periods indicated:

	High	Low
Monthly Stock Prices	C$	C$
May 2010	(1) 0.40	(1) 0.35
April 2010	(1) 0.35	(1) 0.27
March 2010	(1) 0.40	(1) 0.30
February 2010	(1) 0.32	(1) 0.30
January 2010	(1) 0.27	(1) 0.22
December 2009	(1) .16	(1) .16
Quarterly Stock Prices
Fiscal 2009	$	$
Fourth Quarter (1)	(1) 1.10	(1) .70
Third Quarter	(1) 1.00	(1) .24
Second Quarter	(1) .13	(1) .24
First Quarter	(1) .13	(1) .30
Quarterly Stock Prices
Fiscal 2008	$	$
Fourth Quarter	(1) 0.75	(1) 0.45
Third Quarter (1)	(1) 0.90	(1) 0.75
Second Quarter	(1) 0.73	(1) 0.55
First Quarter	0.59	0.59
Annual Stock Prices	$	$
Fiscal 2009	(1) 1.10	(1) .13
Fiscal 2008	(1) 0.90	(1) 0.45
Fiscal 2007 (2)	(2) 0.40	(2) 0.26
Fiscal 2006	0.39	0.11
Fiscal 2005 (3)	(3) 0.30	(3) 0.05

(1)

Effective April 27, 2008, trading our reporting currency changed from US dollars to Canadian dollars to better reflect our business activities.

(2)

Our shares were consolidated on the basis of five old shares for one new share on July 5, 2007.

(3)

Our shares were consolidated on the basis of four old shares for one new share on July 7, 2005.

B.

Plan of Distribution

Not applicable.

C.

Markets

Our common shares trade on the OTCBB Market under the trading symbol “RTNSF”, on the CNSX under the trading symbol “RTN”, and on the Frankfurt Stock Exchange under the trading symbol “IGN3.F”.

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

(a)

the names, alphabetically arranged and the latest known address of each person who is or has been a security holder;

(b)

the number of securities held by each security holder; and

(c)

the date and particulars of the issue and transfer of each security.

The transfer agent keeps information relating to a security holder that is entered in the securities register for at least seven years after the security holder ceases to be a security holder.

Registration

We were incorporated pursuant to the British Columbia Company Act (the predecessor statute to the BCBCA) by memorandum and articles filed with the British Columbia Registrar of Companies under incorporation number 333274.  There are no restrictions on the type of business which may be carried out by us in our memorandum and articles and our objects and purposes are not set out in our memorandum and articles.

Powers of Directors

Approval and Voting

A Director or senior officer who holds a disclosable interest (as that term is used in the BCBCA) in a contract or transaction into which we have entered or propose to enter is:

-

liable to account to us for any profit that accrues to the Director or senior officer under or as a result of the contract or transaction only if and to the extent provided in the BCBCA.

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

A Director or senior officer who holds any office or possesses any property, right or interest that could result, directly or indirectly, in the creation of a duty or interest that materially conflicts with that individual’s duty or interest as a Director or senior officer, must disclose the nature and extent of the conflict as required by the BCBCA.

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

Qualification

A Director is not required to hold a share in our capital as qualification for his or her office but must be qualified as required by the BCBCA to become, act or continue to act as a Director.

The BCBCA states that

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

Description of Securities

Common Shares

We are authorized to issue an unlimited number of common shares without nominal or par value of which, as at June 28, 2010, 124,416,860 common shares are issued and outstanding as fully paid and non-assessable.  As at June 28, 2010, we had 5,650,000 common shares reserved under our stock option plan.  These options are exercisable at a price of $0.32 per share and expire on February 24, 2015.  At June 28, 2010 we did not have any share purchase warrants outstanding.

The holders of the common share are entitled to vote at all meetings of shareholders, except meetings at which only holders of a specified class of shares are entitled to vote, and on every poll taken at every such meeting, or adjourned meeting, every holder of common shares shall be entitled to one vote in respect of each common share held.

Class “B” Preferred Shares

We are authorized to issue an unlimited number of Class “B” preferred shares in series with no par value, which, as at June 28, 2010, 5,250,000 preferred shares are issued and outstanding as fully paid and non-assessable.  Each Class B preferred share is convertible into ten common shares when the cumulative net revenues derived from the license of the RTN Stealth Software reach a total of $20,000,000.

The Class “B” preferred shares, as a class will rank in priority to the common shares with respect to the payment of dividends and any return on capital in the event of the liquidation, dissolution or winding up of the Company.

Special Rights and Restrictions Attached to the Class “B” preferred shares

Pursuant to the special rights and restrictions attached to the Class “B” preferred shares, we may, by directors' resolution or ordinary resolution, in each case as determined by the Directors: (a) determine the maximum number of shares of any of those series of Class “B” preferred shares that we are authorized to issue, determine that there is no such maximum number or alter any determination made in relation to a maximum number of those shares; (b) create an identifying name by which the shares of any of those series of Class “B” preferred shares may be identified or alter any identifying name created for those shares; and (c) attach special rights or restrictions to the shares of any of those series of Class “B” preferred shares or alter any special rights or restrictions attached to those shares, subject to the special rights and restrictions attached to the series of Class “B” preferred shares by our Articles. Where these alterations, determinations or authorizations are to be made in relation to a series of Class “B” preferred shares of which there are issued shares, such alteration must be made by special resolution of our shareholders and a separate special resolution of the holders of that series.

Annual and Extraordinary General Meetings

Unless an annual general meeting is deferred or waived in accordance with the BCBCA, we must hold an annual general meeting at least once in each calendar year and not more than 15 months after the last annual reference date at such time and place as may be determined by the Directors.

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

(2)

otherwise, 10 days.

C.

Material Contracts

During the year ended December 31, 2009 and subsequent to that date we entered into the following material contracts:

1.

On May 4, 2009 we entered into a Purchase Agreement with Soraje Holdings Ltd., as amended on May 21, 2009, (the “Property Contract”) to purchase a development property located in Surrey, BC, Canada, for consideration of $677,000, with a non-refundable deposit of $10,000 to be made upon completion of a successful feasibility study of the property on or before August 4, 2010.

2.

On May 19, 2009 we entered into an Arrangement Agreement with InCana Investments Inc. ("InCana"), pursuant to which we transferred to InCana $100,000 and assigned to InCanada the Property Contract in exchange for 15,043,372 common shares of InCana, which was distributed pro-rata to our shareholders.

3.

On November 2, 2009, the we entered into an Arrangement Agreement with three of our wholly owned subsidiaries:  Arris Holdings Inc. (“AHI”), CLI Resources Inc. (“CLI”) and QMI Seismic Inc. (“QMI”) whereby the three subsidiaries were spun-out from the parent company, each becoming a reporting issuer and each acquiring an asset from us in exchange for common shares of the respective subsidiary.

4.

On January 19, 2010 we entered a definitive agreement with Market Guidance Systems Inc. (“MGS”) whereby we acquired a fully supported exclusive and perpetual license to the RTN-Stealth Software in consideration of 5,000,000 Class B convertible preferred shares issued to the shareholders of MGS, which shares are convertible into 50,000,000 of our common shares only when cumulative net revenues derived from the license of the RTn-Stealth Software reach a total of US$ 20,000,000.

5.

On February 24, 2010 we entered into stock option agreements with our Directors, officers, employees and consultants, granting a total of 5,650,000 stock options at an exercise price of $0.32 with an expiry date of February 24, 2015.

6.

On May 17, 2010 we entered into an agreement to acquire all of the assets of MGS in consideration for issuing to the MGS shareholders 20,000,000 common shares escrowed in four equal tranches at 6, 9, 12 and 15 months and assuming $2.45 million of liabilities owed by MGS.

7.

On May 17, 2010 we purchased the EMC-ALGO Software Suite from ENAJ in consideration of the issuance of 5,000,000 common shares.  Of these 5,000,000 common shares, 2,500,000 common shares will be issued to ENAJ immediately and escrowed in four equal tranches at 6, 9, 12 and 15 months.  The final 2,500,000 common shares will be issued to ENAJ and escrowed in three equal tranches at 12, 24 and 36 months.

Copies of the material contract may be inspected at our office at Suite 200, 8338 120th Street, Vancouver, British Columbia, Canada V3W 3N4 during normal business hours.

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

F.

Dividends and Paying Agents

Not applicable.

G.

Statements by Experts

Our auditors for our financial statements for the year ended December 31, 2009 was ACAL Group, Chartered Accountants, of #1850, 1066 West Hastings Street, Vancouver, British Columbia, V6E 3X2, Canada.  Our auditors for our financial statements for the year ended December 31, 2008 was Devisser Gray LLP, Chartered Accountants, of #401, 905 West Pender Street, Vancouver, British Columbia, V6C 1L6, Canada.   Their audit report for the fiscal year ended December 31, 2008 and 2007 is included with the related financial statements in this Form 20-F Annual Report statement with their consent.

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

Our management is responsible for establishing and maintaining adequate internal control over the financial reporting of our company.  Internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act is a process designed by, or under the supervision of, our Chief Executive Officer and Chief Financial Officer, and affected by our Board, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, and includes those policies and procedures that:  (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of our assets;  (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures are being made only in accordance with the authorizations of management and our Board; and  (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our financial statements.

Management has concluded, based on their evaluation, that as of December 31, 2009, a weakness existed in the design of internal control over financial reporting caused by a lack of adequate segregation of duties in many cases.  This weakness has the potential to result in material misstatements in our financial statements, and should also be considered a weakness in our disclosure controls and procedures.  As a result of limited staffing due to the size of our business certain staff members carry out multiple responsibilities independently.  However, we have now enacted a policy whereby all financial transactions are reviewed by two independent staff members in order to at least partially mitigate the risk.  Because of the material weakness described, management believes that, as of December 31, 2009, our company’s internal control over financial report was not effective as of the Evaluation Date.

The Audit Committee has been provided information on the deficiency.  Together, the Audit Committee, the Board and management continue to work to mitigate the risk of a material misstatement in our financial statements.  Management will continue to identify certain areas where it can improve process controls and will incorporate these changes into the control over the financial reporting going forward.

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

ITEM 16C.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

Devisser Gray LLP, Chartered Accountants (“Devisser”) audited our financial statements for the year ended December 31, 2008 and subsequently, ACAL Group, Chartered Accountants (“ACAL”), were appointed as our auditors.  Accordingly, ACAL audited our financial statements for the year ended December 31, 2009.

ACAL and Devisser performed the services listed below and were paid the corresponding fees for the fiscal years ended December 31, 2009 and December 31, 2008, respectively.

Audit Fees

Fees billed by ACAL for professional services for the year ended December 31, 2009 were $16,000.  Fees billed by Devisser for professional services for the year ended December 31, 2008 were $13,000.  Such fees were for the audit of our annual financial statements and for services in connection with statutory and regulatory filings for such fiscal years.

Tax Fees

Fees for tax services billed by ACAL, including tax compliance, tax advice and tax planning work for the year ended December 31, 2009, totaled $950.  Fees for tax services billed by Devisser, including tax compliance, tax advice and tax planning work for the year ended December 31, 2008, totaled $900.

All Other Fees

All other fees billed by ACAL during the fiscal year ended December 31, 2009 were $3,000 for compilation reports on the pro forma financial statements and $Nil for Devisser for the fiscal year ended December 31, 2008.

Audit Committee Policies and Procedures

The audit and review services provided to us by ACAL and Devisser in the fiscal years ended December 31, 2009 and December 31, 2008, respectively, were pre-approved by our audit committee.  Prior to engaging ACAL and Devisser, as the case may be, to perform audit and review services, our audit committee reviewed the service to be provided and the fee to be paid by us for such service and assessed the impact of the service on each of the auditor’s independence.

ITEM 16D.

EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.

PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

No purchases of shares or any other units of any class of our equity securities have been made by or on our behalf , or any affiliated purchaser.

ITEM 16F.

CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

By a Notice of Change of Auditor dated October 26, 2009, we advised that our former auditors, Devisser Gray LLP, Chartered Accountants (“Devisser”) had resigned as our auditor effective October 26, 2009.  We concurrently appointed ACAL Group, Chartered Accountants (“ACAL”), as our auditors, effective October 26, 2009.  Accordingly, ACAL, are our independent auditors and examined our financial statements for the fiscal year ended December 31, 2009.  The financial statements as at December 31, 2008 were audited by Devisser whom we appointed as our auditors effective November 28, 2008.  The financial statements as at December 31, 2007 and for the two year period then ended were audited by UHY LDMB Advisors Inc., whom resigned as our auditor concurrent with Devisser’s appointment.

Devisser’s audit report for the year ended December 31, 2008 did not contain an adverse option or a disclaimer of opinion, or was qualified or modified as to uncertainty, audit scope or accounting principles.  The decision to change accountants was approved by the audit committee.   We have had no disagreements with Devisser on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure.

ITEM 16G.

CORPORATE GOVERNANCE

Not applicable.

PART III

ITEM 17.

FINANCIAL STATEMENTS

The consolidated financial statements have been prepared in accordance with Canadian GAAP and are presented in Canadian dollars.  There are material measurement differences between United States and Canadian GAAP.  A reconciliation of the financial statements to United States GAAP is set forth in Note 13 to the consolidated financial statements.

Financial Statements

Auditors’ Report dated April 26, 2010.

Consolidated Balance Sheets at December 31, 2009 and 2008.

Consolidated Statements of Operations for the Years Ended December 31, 2009, 2008 and 2007.

Consolidated Statements of Cash Flows for the Years Ended December 31, 2009, 2008 and 2007.

Notes to Financial Statements for the Years Ended December 31, 2009, 2008 and 2007.

Management Discussion and Analysis for the Year Ended December 31, 2009.

RTN STEALTH SOFTWARE INC.
(Formely Arris Resources Inc.)
Consolidated Balance Sheets
As at December 31,
(Expressed in Canadian Dollars)

		2009		2008
Assets				
Current assets				
Cash and cash equivalents	$	379,284	$	99,366
Marketable securities (note 5)		1,448,800		–
Amounts receivable		242,744		1,353
Prepaid expenses		10,000		18,655
Short term investments (note 5)		–		320,000
		2,080,828		439,374
Equipment (note 6)		3,940		7,257
Mineral property (note 7)		67,185		295,612
Oil and gas property (note 8)		1		150,000
	$	**2,151,954**	**$**	**892,243**
Liabilities and Shareholders' Equity				
Current liabilities				
Accounts payable and accrued liabilities	$	75,072	$	2,094
Due to related parties (note 10)		–		74,941
		75,072		77,035
Shareholders' equity				
Share capital (note 11)		3,919,865		2,563,490
Contributed surplus (note 11(b))		670,374		670,374
Accumulated comprehensive income (note 5)		504,770		–
Deficit		(3,018,127)		(2,418,656)
		2,076,882		815,208
	$	**2,151,954**	**$**	**892,243**

See accompanying notes to the consolidated financial statements

Approved on behalf of the Board of Directors

"Nikolas Perrault"	*"Luky Janda"*
Director	Director

RTN STEALTH SOFTWARE INC.

(Formely Arris Resources Inc.)

Consolidated Statements of Operations, Comprehensive Loss and Deficit

(Expressed in Canadian Dollars except for number of shares)

		Years ended December 31				
		2009		2008		2007
Expenses						
Advertising and promotion	$	2,041	$	–	$	520
Amortization		4,480		2,566		1,821
Bank charges and interest		999		25,097		1,096
Foreign exchange loss (gain)		(548)		(74,821)		17,609
Management, consulting and administrative (note 10)		112,205		83,931		3,785
Office		3,252		587		947
Professional fees		73,491		2,695		24,274
Rent (note 10)		60,000		45,000		–
Research and property cost (note 10)		74,169		36,410		–
Stock-based compensation (note 11(b))		47,360		–		–
Travel		14,702		6,033		387
Trust and filing fees		37,755		14,637		19,502
Wages and benefits and directors' fees (note 10)		9,000		–		29
Loss before other items:		(438,906)		(142,135)		(69,970)
Interest income		29,528		25,979		19,633
Settlement of debt		–		–		27,004
Write down of mineral & oil & gas properties (note 7 and note 8)		(378,426)		–		–
Market value adjustment of investment (note 5(a))		188,333		(188,333)		–
Write-off of receivable		–		(1,273)		–
Net loss for the year	$	(599,471)	$	(305,762)	$	(23,333)
(Loss) per share, basic and fully diluted	$	(0.01)	$	(0.01)	$	(0.001)
Weighted average number of common shares outstanding		74,685,353		43,514,800		20,944,235

Consolidated Statement of Comprehensive Income (loss)

(Expressed in Canadian Dollars)

		Years ended Dec 31				
		2009		2008		2007
Net income (loss) for year	$	(599,471)	$	(305,762)	$	(23,333)
Other comprehensive income (loss) for the year (note 5)		504,770		–		–
Total comprehensive income (loss) for the year	$	(94,701)	$	(305,762)	$	(23,333)

Consolidated Statements of Deficit

(Expressed in Canadian Dollars)

		Years ended Dec 31				
		2009		2008		2007
Deficit, beginning of year	$	(2,418,656)	$	(2,112,894)	$	(2,089,561)
Net (loss) for the year		(599,471)		(305,762)		(23,333)
Deficit, end of year	$	(3,018,127)	$	(2,418,656)	$	(2,112,894)

See accompanying notes to the consolidated financial statements

RTN STEALTH SOFTWARE INC.

(Formely Arris Resources Inc.)

Consolidated Statements of Cash Flows

(Expressed in Canadian Dollars)

	Years ended Dec 31		
Cash provided by (used for)	2009	2008	2007
Operating activities			
Income (loss) for the year	$ (599,471)	$ (305,762)	$ (23,333)
Items not involving cash			
Accrued interest income	8,333	(8,333)	–
Amortization	4,480	2,566	1,821
Settlement of debt	–	–	(27,004)
Stock-based compensation (note 11(b))	47,360	–	–
Write down of mineral & oil & gas properties (note 7 and note 8)	378,426	–	–
Market value adjustment for held-for-trading financial instrument (note 5(a))	(188,333)	188,333	–
Write-off of receivable	–	1,273	–
	(349,205)	(121,923)	(48,516)
Net changes in non-cash working capital			
Amounts receivable	(3,391)	(522)	802
Prepaid expenses	8,655	(18,655)	–
Due to (from) related parties	(73,500)	74,941	–
Accounts payable and accrued liabilities	72,978	(146,464)	18,125
	(344,463)	(212,623)	(29,589)
Investing activities			
Purchase of equipment	(1,163)	(4,170)	–
Marketable securities (note 5)	(944,030)	–	–
Mineral property	–	(295,612)	–
Oil and gas property	–	–	(150,000)
Short-term investments (note 5(a))	500,000	(500,000)	–
Spinning off of assets to a subsidiary in exchange for its shares (note 9(b))	(100,000)	–	–
	(545,193)	(799,782)	(150,000)
Financing activities			
Common shares issued for cash net of issuance costs (note 11(a))	1,407,574	347,188	386,015
Share subscription receivable (note 11(a))	(238,000)	–	–
	1,169,574	347,188	386,015
Increase (Decrease) in cash and cash equivalents	279,918	(665,217)	206,425
Cash and cash equivalents, beginning of year	99,366	764,583	558,158
Cash and cash equivalents, end of year	**$ 379,284**	**$ 99,366**	**$ 764,583**
Supplementary information:			
Cash received from interest	**$ 29,528**	**$ 17,647**	**$ 19,633**
Cash paid for interest expense	$ –	$ –	$ –
Cash paid for income taxes	$ –	$ –	$ –
Non-cash transactions:			
Fair value adjustment of marketable securities (note 5)	**$ 504,770**	$ –	$ –
Fair value of stock options exercised allocated to share capital (note 11(b))	**$ 47,360**	$ –	$ –
Broker shares issued as finders' fees (note 11(a))	**$ 54,000**	$ –	$ –
Redemption of preferred shares by disposing of a subsidiary's shares (note 9(b))	**$ 100,000**	$ –	$ –

See accompanying notes to the consolidated financial statements

RTN STEALTH SOFRWARE INC.

(Formerly known as Arris Resources Inc.)

Notes to Consolidated Financial Statements

For the year ended December 31, 2009, 2008 and 2007

(Expressed in Canadian dollars, unless stated otherwise)

1.

NATURE AND CONTINUANCE OF OPERATIONS

RTN Stealth Software Inc. (formerly known as Arris Resources Inc. hereafter refers to the “Company” or “RTN Stealth”) is a public company incorporated in the Province of British Columbia, Canada.

On December 21, 2009, the Company changed its name from Arris Resources Inc. to RTN Stealth Software Inc. At the same time, the Company changed its trading symbol to RTN.  The Company is listed on Canadian National Stock Exchange.  The Company holds an interest in an oil and gas project in Alberta, Canada and an interest in various mineral claims in the Atlin Mining District in Atlin, BC. Subsequent to the year ended December 31, 2009, the Company entered into the software business and executed a definitive agreement to acquire an exclusive and perpetual license to a security trading software: the Market Navigation, Trade Execution, and Market Timing Software (note 14).

Under the Plan of Arrangement dated November 5, 2009, and subsequent to the year end December 31, 2009, the Company transferred its interest in five mineral claims in British Columbia, Canada, its agreement with a British Columbia manufacturing company to distribute its earth quake sensor products in India and its marketable securities to its three subsidiaries to complete the spin-off.  Excluding the marketable securities of $1,448,800 that would have been transferred out, the Company would have a working capital of $556,956 and accumulated a deficit of $3,018,127 as at December 31, 2009. As the Company had changed its business from resource exploration into the software business, it is unsure whether the Company may successfully change its business model and strategic direction.  The ability of the Company to continue to operate as a going concern is dependent on its ability to ultimately operate its business at a profit. To date, the Company has not generated any revenues from operations and will most likely require additional funds to meet its obligations and the costs of its operations. As a result, further losses are anticipated prior to the generation of any profits.

The Company’s future capital requirements will depend on many factors, including the costs of operating the software business. The Company’s anticipated operating losses and increasing working capital requirements may require that it obtain additional capital to continue operations.

The Company will depend almost exclusively on outside capital. Such outside capital will include the sale of additional shares. There can be no assurance that capital will be available as necessary to meet these continuing operating costs or, if the capital is available, that it will be on terms acceptable to the Company. The issuances of additional equity securities by the Company may result in significant dilution to the equity interests of its current shareholders. Obtaining commercial loans, assuming those loans would be available, will increase the Company’s liabilities and future cash commitments. If the Company is unable to obtain financing in the amounts and on terms deemed acceptable, the business and future success may be adversely affected, thus giving rise to doubt about the Company’s ability to continue as a going concern. The financial statements do not reflect adjustments to the carrying values of assets, liabilities or reported results should the Company be unable to continue as a going concern.

2.

SUMMARY OF SIGNICANT ACCOUNTING POLICIES

(a)

Basis of Presentation and Principles of Consolidation

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).  Note 13, reconciles the consolidated financial statements prepared in accordance with Canadian GAAP to financial statements prepared in accordance with United States generally accepted accounting principles (“US GAAP”).

These consolidated financial statements include the accounts of RTN Stealth Software Inc. and its wholly owned subsidiaries: Arris Holdings Inc. (“AHI”), Arris Minerals Inc. (“AMI”) (inactive), Arris Oil & Gas Inc. (“AOG”) (inactive), CLI Resources Inc. (“CLI”) and QMI Seismic Inc. (“QMI”).

RTN STEALTH SOFRWARE INC.

(Formerly known as Arris Resources Inc.)

Notes to Consolidated Financial Statements

For the year ended December 31, 2009, 2008 and 2007

(Expressed in Canadian dollars, unless stated otherwise)

2.

SUMMARY OF SIGNICANT ACCOUNTING POLICIES (continued)

All significant inter-company transactions and transactions have been eliminated upon consolidation.

(b)

Cash and cash equivalents

Cash and equivalents consist of cash and highly liquid investments, having maturity dates of three months or less from the date of acquisition, that are readily convertible to known amounts of cash. As at December 31, 2009, the Company had cash and cash equivalents of $379,284 (2008 - $99,366).

(c)

Financial Instruments

All financial instruments, including derivatives, are included on the Company’s balance sheet and measured either at fair value or amortized cost. Changes in fair value are recognized in the statements of operations or accumulated other comprehensive income, depending on the classification of the related instruments.

All financial assets and liabilities are recognized when the entity becomes a party to the contract creating the asset or liability. All financial instruments are classified into one of the following categories: held for trading, held-to-maturity, loans and receivables, available-for-sale financial assets, or other financial liabilities. Initial and subsequent measurement and recognition of changes in the value of financial instruments depends on their initial classification:

•

Held-to-maturity investments, loans and receivables, and other financial liabilities are initially measured at fair value and subsequently measured at amortized cost. Amortization of premiums or discounts and losses due to impairment are included in current period net earnings (loss).

•

Available-for-sale financial assets are measured at fair value. Changes in fair value are included in other comprehensive income (loss) until the gain or loss is recognized in net earnings (loss) or if impairment is determined to be other than temporary.

•

Held for trading financial instruments are measured at fair value. All changes in fair value are included in net earnings (loss) in the period in which they arise.

•

All derivative financial instruments are measured at fair value, even when they are part of a hedging relationship. Changes in fair value are included in net earnings (loss) in the period in which they arise, except for cash flow hedge transactions which qualify for hedge accounting treatment in which case gains and losses are recognized in other comprehensive income (loss).

The Company had classified its financial instruments as follows:

RTN STEALTH SOFRWARE INC.

(Formerly known as Arris Resources Inc.)

Notes to Consolidated Financial Statements

For the year ended December 31, 2009, 2008 and 2007

(Expressed in Canadian dollars, unless stated otherwise)

2.

SUMMARY OF SIGNICANT ACCOUNTING POLICIES (continued)

Financial Instrument	Classification	Measurement
Cash and equivalents/ bank indebtedness	Held for Trading	Fair Value
Marketable securities and investments (i)	Available for Sale	Fair Value
Accounts receivable	Loans and Receivables	Amortized cost
Advances to a related party	Loans and Receivables	Amortized cost
Accounts payable and accrued liabilities	Other Financial Liability	Amortized cost
Advances from a related party	Other Financial Liability	Amortized cost

i.)

Marketable securities and investments are classified as available-for-sale securities and are measured at fair market value with unrealized gains or losses recorded in other comprehensive income (loss). At the time securities are sold or otherwise disposed of, gains or losses are included in net earnings (loss).

The Company also discloses quantitative and qualitative information that enable users to evaluate the significance of financial instruments on the Company’s financial performance, and the nature and extent of risks arising from financial instruments to which the Company is exposed during the year and at the balance sheet date.  In addition, the Company discloses management’s objectives, policies and procedures for managing these risks.  These disclosures are presented in note 4.

(d)

Basis of Amortization

Equipment is recorded and amortized on a declining-balance basis at an annual rate of 55% for computer equipment, 100% for software and 20% for office furniture.

(e)

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

RTN STEALTH SOFRWARE INC.

(Formerly known as Arris Resources Inc.)

Notes to Consolidated Financial Statements

For the year ended December 31, 2009, 2008 and 2007

(Expressed in Canadian dollars, unless stated otherwise)

2.

SUMMARY OF SIGNICANT ACCOUNTING POLICIES (continued)

(f)

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

(g)

Impairment of long-lived assets

Long-lived assets, including mineral property interests, plant and equipment, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.  Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset.  If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized in the amount by which the carrying amount of the asset exceeds the fair value of the asset.  Assets to be disposed of are separately presented in the balance sheet and reported at the lower of the carrying amount and the fair value less costs to sell, and are no longer amortized.

(h)

Share capital

Share capital issued for non-monetary consideration is recorded at its fair market value based on its trading price on the TSX Venture Exchange on the date the agreement to issue the shares was entered into as determined by the Board of Directors of the Company. Costs incurred to issue shares are deducted from share capital.

(i)

Stock-based compensation

The Company records all stock-based payments using the fair value method.  Under the fair value method, stock-based payments are measured at the fair value of the consideration received or the fair value of the equity instruments issued or liabilities incurred, whichever is more reliably measurable, and are charged to operations over the vesting period.  The offset is credited to contributed surplus.

Consideration received on the exercise of stock options is recorded as share capital and the related contributed surplus is transferred to share capital.

RTN STEALTH SOFRWARE INC.

(Formerly known as Arris Resources Inc.)

Notes to Consolidated Financial Statements

For the year ended December 31, 2009, 2008 and 2007

(Expressed in Canadian dollars, unless stated otherwise)

2.

SUMMARY OF SIGNICANT ACCOUNTING POLICIES (continued)

(j)

Income taxes

The Company uses the asset and liability method of accounting for income taxes.  Under this method, future income tax assets and liabilities are computed based on differences between the carrying amounts of assets and liabilities on the balance sheet and their corresponding tax values, generally using the substantively enacted or enacted income tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Future income tax assets also result from unused loss carry forwards, resource-related pools, and other deductions. Future tax assets are recognized to the extent that they are considered more likely than not to be realized. The valuation of future income tax assets is adjusted, if necessary, by the use of a valuation allowance to reflect the estimated realizable amount.

(k)

Functional currency and foreign currency translations

The Company’s functional currency is the Canadian dollar as the Canadian dollar is the currency of the primary economic environment in which the Company operates.  All of the business operations of the Company are located in Canada.  The majority of the Company’s financings are in Canadian dollars.

Foreign currency monetary assets and liabilities are translated into Canadian dollars at the exchange rate in effect at the balance sheet date. Non-monetary assets, liabilities, revenues and expenses are translated into Canadian dollars at the rate of exchange prevailing on the respective dates of the transactions. Foreign exchange gains and losses are included in net earnings.

(l)

Earnings (loss) per common share

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

(m)

Use of estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting year.  Significant areas requiring the use of management estimates relate to the impairment of mineral properties, oil and gas properties, equipment, income taxes, valuation allowances for future income tax assets, depreciation and amortization, and the assumptions used in computing stock-based compensation.  Actual results could differ from these estimates.

(n)

Segment disclosures

The Company operates in a single reportable operating segment, the exploration, development and operation of mineral property interests, within the geographic area of British Columbia, Canada.

RTN STEALTH SOFRWARE INC.

(Formerly known as Arris Resources Inc.)

Notes to Consolidated Financial Statements

For the year ended December 31, 2009, 2008 and 2007

(Expressed in Canadian dollars, unless stated otherwise)

2.

SUMMARY OF SIGNICANT ACCOUNTING POLICIES (continued)

(o)

Going Concern (Amendments to Section 1400)

Canadian GAAP requires management to make an assessment of the Company’s ability to continue as a going concern, and to disclose any material uncertainties related to events or conditions that may cast significant doubt upon the entity’s ability to continue as a going concern.

In assessing the appropriateness of the going concern assumption, management is required to consider all available information about the future which is at least, but not limited to, twelve months from the balance sheet date and to disclose any material uncertainties related to events or conditions that may cast significant doubt upon the entity’s ability to continue as a going concern.

Disclosure with regard to going concern has been included in note 1.

(p)

Comparative figures

Certain comparative figures have been reclassified to conform to the presentation adopted for the current period.

(q)

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

(r)

Asset Retirement Obligation

The fair value of a liability for an asset retirement obligation is recognized on an undisclosed cash flow basis when a reasonable estimate of the fair value of the obligation can be made. The asset retirement obligation is recorded as a liability with corresponding increases to the carrying amount of the related long –lived asset. Subsequently, the asset retirement cost is allocated to expense using a systematic and rational method and is adjusted to reflect period to period changes in the liability resulting from the passage of time and from revisions to either expected payment dates or the amounts comprising the original estimate of the obligation. As at December 31, 2009, the company does not have any asset retirement obligations.

(s)

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

RTN STEALTH SOFRWARE INC.

(Formerly known as Arris Resources Inc.)

Notes to Consolidated Financial Statements

For the year ended December 31, 2009, 2008 and 2007

(Expressed in Canadian dollars, unless stated otherwise)

3.

CHANGES IN ACCOUNTING POLICIES

Effective January 1, 2009, the Company adopted the following accounting standards issued by the Canadian Institute of Chartered Accountants (“CICA”).  These new standards have been adopted with no restatement to the prior periods as follows:

(a)

Section 3064 – Goodwill and Intangibles

The Canadian Accounting Standards Board ("AcSB") issued CICA Handbook Section 3064 which replaces Section 3062, Goodwill and Other Intangible Assets, and Section 3450, Research and Development Costs.  This new section establishes revised standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets.  The Company evaluated the impact of this new standard and concluded that this standard did not have a significant impact on the Company’s consolidated financial statements.

(b)

EIC 173 – Credit Risk and the Fair Value of Financial Assets and Financial Liabilities

The AcSB issued EIC-173, Credit Risk and the Fair Value of Financial Assets and Financial Liabilities, which requires the Company to consider its own credit risk as well as the credit risk of its counterparties when determining the fair value of financial assets and liabilities, including derivative financial instruments. The standard is effective for the first quarter of fiscal 2009 and is required to be applied retrospectively without restatement of prior periods. The adoption of this standard did not have an impact on the valuation of financial assets or liabilities of the Company.

(c)

EIC 174 – Mining Exploration Costs

The AcSB issued EIC-174, Mining Exploration Costs, which provides guidance to mining enterprises related to the measurement of exploration costs and the conditions that a mining enterprise should consider when determining the need to perform an impairment review of such costs. The accounting treatments provided in EIC-174 have been applied in the preparation of these consolidated financial statements and did not have an impact on the valuation of the Company’s mineral properties.

(d)

Fair Value Hierarchy

During the year, CICA Handbook Section 3862, Financial Instruments – Disclosures was amended to require enhanced disclosures about the relative reliability of the data, or “inputs”, that an entity uses to measure the fair values of its financial instruments. It requires financial instruments measured at fair value to be classified into one of three levels in the “fair value hierarchy” according to the relative reliability of the inputs used to estimate the fair values. These disclosures are presented in note 4(b).

(e)

Amendments to CICA 3855

The CICA amended Handbook Section 3855, Financial Instruments – Recognition and Measurement to provide additional guidance concerning the assessment of embedded derivatives upon reclassification of a financial asset out of the held-for-trading category, amend the definition of loans and receivables, amend the categories of financial assets into which debt instruments are required or permitted to be classified, amend the impairment guidance for held-to-maturity debt instruments and require reversal of impairment losses on available-for sale debt instruments when conditions have changed. These amendments were effective for fiscal years beginning on or after November 1, 2008. This amendment did not have a material impact on the Company’s consolidated financial statements.

RTN STEALTH SOFRWARE INC.

(Formerly known as Arris Resources Inc.)

Notes to Consolidated Financial Statements

For the year ended December 31, 2009, 2008 and 2007

(Expressed in Canadian dollars, unless stated otherwise)

3.

CHANGE IN ACCOUNTING POLICIES (continued)

(f)

New Accounting Standards Not Yet Adopted:

i)

International Financial Reporting Standards ("IFRS")

The AcSB has announced its decision to replace Canadian generally accepted accounting principles (“Canadian GAAP”) IFRS for all Canadian publicly-listed companies. The AcSB announced that the changeover date will commence for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date for the Company to changeover to IFRS will be January 1, 2010. Therefore, the IFRS adoption will require the restatement for comparative purposes of amounts reported by the Company for the year ending December 31, 2010. The Company has begun assessing the adoption of IFRS for 2011 and is considering the accounting policy choices under IFRS.

ii)

Business Combinations/Consolidated Financial Statements/Non-Controlling Interests

The AcSB issued CICA Sections 1582, Business Combinations, 1601, Consolidated Financial Statements, and 1602, Non-Controlling Interests, which superseded current Sections 1581, Business Combinations and 1600 Consolidated Financial Statements. These new Sections replace existing guidance on business combinations and consolidated financial statements to harmonize Canadian accounting for business combinations with IFRS. These Sections will be applied prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011. Earlier adoption is permitted. If an entity applies these Sections before January 1, 2011, it is required to disclose that fact and apply each of the new sections concurrently. The Company is currently evaluating the impact of the adoption of these changes on its consolidated financial statements.

4.

CAPITAL MANAGEMENT AND FINANCIAL INSTRUMENTS

(a)

Capital Management Objectives

The Company's primary objectives when managing capital are to safeguard the Company's ability to continue as a going concern, so that it can continue to provide returns for shareholders, and to have sufficient liquidity available to fund suitable business opportunities as they arise.

The Company considers the components of shareholders' equity, as well as its cash and equivalents, marketable securities as capital.  The Company manages its capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets.  In order to maintain or adjust the capital structure, the Company may issue equity, sell assets, or return capital to shareholders as well as issue or repay debt.

The mining properties in which the Company currently has an interest are in the exploration stage; as such the Company has historically relied on the equity markets to fund its activities. The Company will continue to acquire an interest in additional mining properties and business projects other than mining if it feels there is sufficient economic potential and if it has adequate financial resources to do so.

In order to facilitate the management of its capital requirements, management reviews the requirement on an ongoing and regularly basis and believes that this approach, given the relative small size of the Company, is reasonable.

The Company’s investment policy is to invest its cash in highly liquid short-term interest-bearing investments, having maturity dates of three months or less from the date of acquisition and that are readily convertible to known amounts of cash.

There were no changes to the Company's approach to capital management during the year ended December

RTN STEALTH SOFRWARE INC.

(Formerly known as Arris Resources Inc.)

Notes to Consolidated Financial Statements

For the year ended December 31, 2009, 2008 and 2007

(Expressed in Canadian dollars, unless stated otherwise)

31, 2009.

4.

CAPITAL MANAGEMENT AND FINANCIAL INSTRUMENTS (continued)

(b)

Carrying Amounts and Fair Values of Financial Instruments

The fair value of a financial instrument is the price at which a party would accept the rights and/or obligations of the financial instrument from an independent third party.  Given the varying influencing factors, the reported fair values are only indicators of the prices that may actually be realized for these financial instruments.

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

•

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

•

Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

•

Level 3 – Inputs that are not based on observable market data.

It is not practicable to determine the fair value of advances from amounts receivable because of the nature of such amounts and the absence of a secondary market for such instruments. The fair value of the promissory note is not readily determinable with sufficient reliability due to the uncertainty around the maturities and the future cash flows associated with the promissory note.

Aside from the financial instruments mentioned above, the following table illustrates the classification of the Company’s financial instruments recorded at fair value within the fair value hierarchy as at     December 31, 2009:

	Financial assets at fair value
	Level 1	Level 2	Level 3	December 31, 2009	December 31, 2008
Cash and equivalents	$379,284	$ -	$ -	$ 379,284	$ 999,366
Held for trading	379,284	-	-	379,284	999,366
Marketable securities (note 7)	1,448,800	-	-	1,448,800	320,000
Available for sale financial assets	1,448,800	-	-	1,448,800	320,000
Total financial assets at fair value	$1,828,084	$ -	$ -	$ 1,828,084	$ 419,366

Financial liabilities at fair value
	Level 1	Level 2	Level 3	December 31, 2009	December 31, 2008
Total financial liabilities at fair value	$ -	$ -	$ -	$ -	$ -

(c)

Financial Instrument Risk Exposure and Risk Management

The Company is exposed in varying degrees of financial instrument related risks. The Board approves and monitors the risk management processes, including treasury policies, counterparty limits, controlling and reporting structures.  The types of risk exposure and the way in which such exposure is managed are provided as follows:

RTN STEALTH SOFRWARE INC.

(Formerly known as Arris Resources Inc.)

Notes to Consolidated Financial Statements

For the year ended December 31, 2009, 2008 and 2007

(Expressed in Canadian dollars, unless stated otherwise)

4.

CAPITAL MANAGEMENT AND FINANCIAL INSTRUMENTS (continued)

(c)

Financial Instrument Risk Exposure and Risk Management (continued)

(i)

Credit Risk

The Company is exposed to credit risk with respect to its cash, cash equivalents and amounts receivable. Amounts receivable are primarily amounts owing from government agencies.

Concentration of credit risk exists with respect to the Company’s cash and cash equivalents as the majority of the amounts are held at several national financial institutions with strong investment-grade ratings by a primary rating agency. The Company’s concentration of credit risk and maximum exposure thereto is the Company’s cash and cash equivalents December 31, 2009 balance of $379,284 held at several national financial institutions.

(ii)

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.  The Company manages liquidity by maintaining sufficient cash balances.

The following are the principal contractual maturities of financial liabilities:

As at December 31, 2009	Contractual Obligations	2010	2011	2012	Over 3 years
Accounts payable and accrued liabilities	$ 75,072	$ 75,072	$ –	$ –	$ –
Total liabilities	$ 75,072	$ 75,072	$ –	$ –	$ –

As at December 31, 2008	Contractual Obligations	2009	2010	2011	Over 3 years
Accounts payable and accrued liabilities	$ 2,094	$ 2,094	$ –	$ –	$ –
Amounts due to a related party	74,941	74,941	–	–	–
Total liabilities	$ 77,035	$ 77,035	$ –	$ –	$ –

(iii)

Market Risk

-

Commodity Price Risk

As at December 31, 2009, the Company was still in developmental stage with no revenue generating mineral or oil and gas assets; therefore, the Company is not exposed to any commodity price risk.

-

Foreign Exchange Risk

The Company’s foreign currency transactions make it subject to foreign currency fluctuations and inflationary pressures which may adversely affect the Company’s financial position, results of operations, and cash flows. The Company is affected by changes in exchange rates between the Canadian Dollar and US Dollar. During the fiscal year 2009, the Company attempts to transact its business predominantly in Canadian Dollar to mitigate the foreign exchange risk.

As at December 31, 2009, the financial assets of the Company were all held in Canadian dollars.

RTN STEALTH SOFRWARE INC.

(Formerly known as Arris Resources Inc.)

Notes to Consolidated Financial Statements

For the year ended December 31, 2009, 2008 and 2007

(Expressed in Canadian dollars, unless stated otherwise)

4.

CAPITAL MANAGEMENT AND FINANCIAL INSTRUMENTS (continued)

(c)

Financial Instrument Risk Exposure and Risk Management (continued)

(iii)

Market Risk (continued)

-

Interest Rate Risk

Interest rate risk consists of two components:

i)

To the extent that payments made or received on the Company’s monetary assets and liabilities are affected by changes in the prevailing market interest rate, the Company is exposed to interest rate cash flow risk.

ii)

To the extent that changes in prevailing market interest rates differs from the interest rates the Company’s monetary assets and liabilities, the Company is exposed to interest rate price risk.

The Company is not exposed to significant interest rate risk due to the short-term maturity nature of its monetary assets.  If the prevailing interest rate increases or decreases by 10%, the interest income would have been increased or decreased by $3,000.

5.

MARKETABLE SECURITIES AND SHORT TERM INVESTMENT

As at December 31, 2009
	Cost	Unrealized gain (loss)	Fair value
Dessert Gold Ventures Inc. – common shares	$ 303,515	$ (63,515)	$ 240,000
Maxtech Ventures Inc. – common shares	220,515	8,285	228,800
Ona Power Corporation – security units (5b)	420,000	560,000	980,000
	$ 944,030	$ 504,770	$ 1,448,800
As at December 31, 2008
	Cost	Unrealized gain (loss)	Fair value
Dessert Gold Ventures Inc. – convertible debenture (5a)	$ 508,333	$ (188,333)	$ 320,000
	$ 508,333	$ (188,333)	$ 320,000

(a)

On October 31, 2008, the Company subscribed for an unsecured convertible debenture of Desert Gold Ventures Inc. (“Desert Gold”), in the principal amount of $500,000. The debenture carries an interest rate of 10% per annum and matures on April 30, 2009. At any time prior to the maturity date, the Company will be able to convert all or parts of the principal amount and the unpaid interest into units of Desert Gold at a price of $0.50 per unit. Each unit consists of one common share and one common share purchase warrant. Each warrant allows the Company to purchase one common share of Desert Gold at a price of $0.60 for a period of 6 months from the date of the issuance of such warrants.

The debenture of Desert Gold is classified as short-term investment held-for-trading according to Section 3855 of the CICA Handbook, and has been adjusted to fair value in these financial statements based on the

RTN STEALTH SOFRWARE INC.

(Formerly known as Arris Resources Inc.)

Notes to Consolidated Financial Statements

For the year ended December 31, 2009, 2008 and 2007

(Expressed in Canadian dollars, unless stated otherwise)

5.

MARKETABLE SECURITIES AND SHORT TERM INVESTMENT (continued)

December 31, 2008 estimated fair value of 1,016,666 common shares of Desert Gold ($305,000) and 1,016,666 warrants of that company at a fair value, estimated utilizing the Black-Scholes valuation formula, of $15,000.

On April 30, 2009, the maturity date of the convertible feature of the convertible debenture, the Company did not convert the debenture into common shares of Dessert Gold.  The debenture was therefore reclassified from held-for-trading short-term investment to held-to-maturity loan receivable on the same date in accordance with CICA Section 3855.  The previous write-down of convertible debenture, $188,333, was recovered to reflect its carrying cost as at April 30, 2009.  The debenture was fully repaid on July 2009.

The Company further advanced $25,000 to Dessert Gold on May 11, 2009, which was due on August 9, 2009. On July 31, 2009, Desert Gold made a payment of $562,756 to redeem the debenture and to fully repay the May 11, 2009 advance.

(b)

The Company subscribed 2,800,000 security units of Ona Power Corp. (“Ona”) through a private placement on August 20, 2009. Each security unit consists of one common share and one common share purchase warrant (the “Warrant”). Each Warrant entitles the Company to acquire one common share of Ona at a price of $0.20 per share for a period of two years.

The investment in Ona units is classified as marketable securities available-for-sale according to Section 3855 of the CICA Handbook, and has been adjusted to fair value in these consolidated financial statements as of December 31, 2009.  The Company allocated $218,400 to Ona common shares and $201,600 to Ona warrants at date of acquisition. The allocation was calculated by valuing the common shares and warrants separately and adjusting the resulting amounts on a pro-rata basis so the sum of the amounts allocated to the common share and the warrants equal to the amount of cash investment. The assumptions used in valuing the fair value of the warrants by using the Black-Scholes Option Pricing Model are: Risk-free interest rate of 1.5%, dividend yield of 0%, expected volatility of 188% and expected life of 2 years. The fair value adjustments to the Ona common shares and the warrants as at December 31, 2009 were based on the same pro-rata basis as calculated on date of acquisition and resulted an adjustment to the common shares component of $291,200 and an adjustment to the warrants component of $268,800 for a total fair value adjustments of $560,000.

6.

EQUIPMENT

	December 31, 2009			December 31, 2008	December 31, 2007
	Cost	Accumulated Amortization	Net	Net	Net
Office furniture	$ 3,414	$ 1,922	$ 1,492	$ 1,865	$ 2,305
Computer equipment	10,348	8,000	2,348	3,664	1,771
Computer software	10,073	9,973	100	572	-
Leasehold improvements	2,522	2,522	-	1,156	1,577

	$ 26,357	$ 22,417	$ 3,940	$ 7,257	$ 5,653

RTN STEALTH SOFRWARE INC.

(Formerly known as Arris Resources Inc.)

Notes to Consolidated Financial Statements

For the year ended December 31, 2009, 2008 and 2007

(Expressed in Canadian dollars, unless stated otherwise)

7.

MINERAL PROPERTY

Moly Project - Atlin, BC

In October 2008, the Company entered into an agreement with TJJ Holdings Inc., whereby TJJ Holdings Inc. agreed to sell to the Company all the interest in the mineral claims. Twenty two mineral claims cover approximately 15,000 acres that are located near Gladys Lake molybdenum occurrences were acquired for $295,612.  On September 9, 2009, the Company utilized its consulting geologists and mining engineers to complete its evaluation of the twenty two mineral claims and determined the feasibility for further development of the claims. As a result, 17 molly claims previously acquired have been allowed to expire and the Company keeps the remained 5 claims. For the year ended December 31, 2009, the mineral claims have been written down to $67,185 accordingly.

Option Agreement in Guinea

On October 15, 2009, the Company entered into an option agreement, whereby the Company can earn up to an undivided 70% interest in the Forecariah Copper Concession (225 sq. Km).  The Company decided not to proceed further and let the option agreement expires after the technical information in connection with the Concession was further reviewed by management.

8.

OIL AND GAS PROPERTY

Alexander Prospect, Alberta

In February 2007, the Company entered into an agreement with Arctos Petroleum Corp. (“Arctos”) whereby Arctos agreed to sell to the Company an interest in the Alexander property in consideration for $150,000.The Company holds a 30% working interest in 64 gross hectares (19.2 Net Ha) of rights in this property which includes the producing Ellerslie/Wabamun oil well at 6-7-57-1W5 and a 40% interest in an oil battery at 3-7-57-1W5. The Company did not contribute towards this project and is in a non-participation penalty position on both the well and battery. As a result the Company has written down the investment to $1 for the year ended December 31, 2009.

9.

ARRANGEMENT WITH INCANA INVESTMENTS INC.

a.

Interest in Real Estate Property

On May 4, 2009, the Company entered into a contract of purchase and sale agreement (the “Property Contract”) and an amended agreement dated May 21, 2009 to purchase a property located in Surrey, BC, Canada.  The purchase price of the property was initially set at $677,000 with a non-refundable deposit of $10,000 to be made upon completion of a successful feasibility study of the property on or before August 4, 2009 subsequently extended to August 4, 2010 as part of the amended agreement dated May 21, 2009.  The balance of $667,000 will be paid upon completion of the contract on or before May 4, 2010.  The amended agreement also allows the Company to assign the Property Contract to another party.

b.

Plan of Arrangement

On May 19, 2009, the Company entered into an Arrangement Agreement with Incan Investments Inc. (“Incana”), its former wholly own subsidiary to proceed with a corporate restructuring by way of statutory plan to transfer cash of $100,000 and assign the Property Contract to Incana.  The corporate restructuring was completed on October 2, 2009 with the sequence of events illustrated in a chronological order as follows:

RTN STEALTH SOFRWARE INC.

(Formerly known as Arris Resources Inc.)

Notes to Consolidated Financial Statements

For the year ended December 31, 2009, 2008 and 2007

(Expressed in Canadian dollars, unless stated otherwise)

9.

ARRANGEMENT WITH INCANA INVESTMENTS INC. (continued)

b.

Plan of Arrangement (continued)

i)

On May 21, 2009, the Company registered the Arrangement Agreement with the Supreme Court of British Columbia.  Pursuant to the registered Arrangement Agreement, the following transactions would occur in chronological sequence:

1)

The Company would transfer $100,000 in cash and assign the Property Contract to Incana in exchange for 15,043,372 Incana Shares (the “Distributed Incana Shares”).

2)

The Company would change its authorized share capital by:

•

altering the identifying name of the Arris Resources shares to class A common shares without par value, being the “Arris Resources Class A Shares”;

•

creating a class consisting of an unlimited number of common shares without par value being the “New Shares”, and

•

creating a class consisting of an unlimited number of Class A preferred shares without par value, being the “Arris Resources Class A Preferred Shares”.

3)

Each issued Arris Resources Class A Shares would be exchanged for one New Shares and one Arris Resources Class A Preferred Shares.

4)

The Company would redeem the issued Arris Resources Class A Preferred Shares for consideration consisting solely of the Distributed Incana Shares such that each holder of Arris Resources Class A Preferred Shares will, subject to the rounding of fractions and the exercise of rights of dissent, receive that number of Incana Shares that is equal to the number of Arris Resources Class A Preferred Shares held by such holder multiplied by the Exchange Factor.

ii)

On June 19, 2009, the Arrangement Agreement was approved by the shareholders of the Company at annual special meeting.

iii)

On July 29, 2009, 40,000 (200,000 post-stock split) options were exercised.

iv)

On October 2, 2009, the Company issued 15,083,372 (75,416,860 post-stock split) New Shares which consists of [1] 15,043,372 (75,216,860 Post-stock split), the total number of the Company’s outstanding shares as at May 21, 2009, and [2] 40,000 (200,000 post-stock split), the number of shares issued from the options exercised in iii) and 15,083,372 (75,416,860 post-stock split) Arris Resources Class A Preferred Shares.  The Company immediately redeemed all the preferred shares by transferring its ownership of 15,083,372 Distributed Incana Shares to the Company’s own shareholders.

In pursuant to the Plan of Arrangement Agreement, the costs relating to the Arrangement will be borne by the party incurring them. Prior to the spin-off of Incana, all expenses incurred by Incana were all related to the Arrangement and thus Incana was either liable for these expenses itself or had already reimbursed the Company for any expenses incurred by it on behalf of Incana.  As a result, prior to the spin-off of Incana, there were no expenses or revenues necessary to be consolidated into the Company’s account.

RTN STEALTH SOFRWARE INC.

(Formerly known as Arris Resources Inc.)

Notes to Consolidated Financial Statements

For the year ended December 31, 2009, 2008 and 2007

(Expressed in Canadian dollars, unless stated otherwise)

10.

RELATED PARTY TRANSACTIONS

All transactions with related parties have occurred in the normal course of operations and management represents that they have occurred on a basis consistent with those involving unrelated parties, and accordingly that they are measured at fair value.

a)

During the year ended December 31, 2009, a company controlled by the President charged the Company $61,750 in consulting and administrative fees and $60,000 in rental expenses (2008 - 45,000; 2007 - nil).  Another Company controlled by the President also charged the Company $50,000 in property research charges. At December 31, 2008 the Company owes $nil for these expenses (2008 - $52,500; 2007 - nil).

b)

During the year ended December 31, 2009, two companies related by common director charged the Company $45,000 management fees and $48,229 finders’ fees as share issuance costs respectively.

c)

During the year ended December 31, 2009, the Company also paid $3,000 directors fee to each of three directors for a total of $9,000.

d)

During the year ended December 31, 2009, the Company owed $nil (2008 - $22,441; 2007- $22,441) to the company controlled by the spouse of the Company’s president.

11.

SHARE CAPITAL

a)

Authorized and issued share capital:

-

Authorized Common Shares:

Unlimited

-

Authorized Class A Preferred Shares:

Unlimited

Issued and outstanding:	2009		2008		2007
Class A Common Shares	Number		Number		Number
	of Shares	$	of Shares	$	of Shares	$
Balance, beginning of year	62,716,860	2,563,490	36,466,840	2,216,302	9,216,840	1,830,287
Exercise of options	200,000	6,451	-	-	-	-
Fair value of share options allocated to shares issued on exercise	-	1,515	-	-	-	-
Exercise of warrants	12,500,000	335,500	26,250,000	347,188	1,000,000	132,420
Treasury order	-	-	20	-	-	-
Private placement, net of share issuance costs	-	-	-	-	26,250,000	254,604
Cancellation of Class A Common Shares	(75,416,860)	(2,906,956)	-	-	-	-
Share subscription receivables	-	-	-	-	-	(1,009)
Balance, end of year	-	-	62,716,860	2,563,490	36,466,840	2,216,302

RTN STEALTH SOFRWARE INC.

(Formerly known as Arris Resources Inc.)

Notes to Consolidated Financial Statements

For the year ended December 31, 2009, 2008 and 2007

(Expressed in Canadian dollars, unless stated otherwise)

11.

SHARE CAPITAL (continued)

a)

Authorized and issued share capital: (continued)

Issued and outstanding:	2009		2008		2007
New Class of Common Shares	Number		Number		Number
	of Shares	$	of Shares	$	of Shares	$
Balance, beginning of year	-	-	-	-	-	-
Issuance of new class of common shares (note 9(b)(i)(3))	75,416,860	2,906,956	-	-	-	-
Exercise of options	6,050,000	190,575	-	-	-	-
Fair value of share options allocated to shares issued on exercise	-	45,845	-	-	-	-
Private placement, net of share issuance costs	17,500,000	876,489	-	-	-	-
Share issued for private placement finders' fees	450,000	-	-	-	-	-
Share subscription receivables	-	(238,000)	-	-	-	-
Balance, end of year	99,416,860	3,781,865	-	-	-	-

Issued and outstanding:	2009		2008		2007
Class A Preferred Shares	Number		Number		Number
	of Shares	$	of Shares	$	of Shares	$
Balance, beginning of year	-	-	-	-	-	-
Issuance of new class of preferred shares (note 9(b)(i)(3))	75,416,860	100,000	-	-	-	-
Redemption of new class of preferred shares (note 9(b)(i)(4))	(75,416,860)	(100,000)	-	-	-	-
Balance, end of year	-	-	-	-	-	-

The Company completed a private placement in April of 2009 and issued a total of 12,500,000 units at a price of $0.024 (US$0.02) per unit for gross proceeds of $302,277. Each unit consists of a common share and a common share purchase warrant.  Each common share purchase warrant entitles the holder to purchase, for a period of two years, an additional common share at an exercise price of $0.0312 (US$0.026).   The Company paid $27,229 finder fees in cash for this private placement.

The Company completed a private placement in December of 2009 and issued a total of 5,000,000 shares at a price of $0.12 per share for gross proceeds of $600,000.   The Company issued 450,000 broker shares at a fair value of $0.12 per share as finder’s fees with respect to this private placement. Subscription receivables of $238,000 from this private placement were fully received subsequent to year end December 31, 2009.

RTN STEALTH SOFRWARE INC.

(Formerly known as Arris Resources Inc.)

Notes to Consolidated Financial Statements

For the year ended December 31, 2009, 2008 and 2007

(Expressed in Canadian dollars, unless stated otherwise)

11.

SHARE CAPITAL (continued)

b)

Stock options

The Corporation has an incentive stock option plan authorizing the Company to issue incentive stock options to directors, officers, employees and consultants of the Company. No specific vesting terms are required. The option price shall be no less than the fair market value of the Company’s shares on the date of the grant.

The following is a summary of the changes in the Company’s outstanding stock options for 2009, 2008, and 2007.

	2009		2008		2007
	Number of shares	Weighted Average Exercise Price	Number of shares	Weighted Average Exercise Price	Number of shares	Weighted Average Exercise Price
		$		$		$
Balance at the beginning of year	-	-	-	-	2,011,665	0.192
Expired/Cancelled/Consolidated	-	-	-	-	(2,011,665)	(0.192)
Grants	6,250,000	0.04	-	-	-	-
Exercised	(6,250,000)	(0.04)	-	-	-	-
Outstanding at the end of fiscal year	-	-	-	-	-	-

As at December 31, 2009, 2008 and 2007, there were no stock options outstanding.

The fair value of the 6,250,000 options that vested during the year was $47,360 and was credited to contributed surplus.  The same amount was also transferred out of contributed surplus when these options were all exercised. The amount of contributed surplus as at December 31, 2009 remained same as for 2008 at $670,374. The following are the weighted average assumptions used to estimate the fair value of options during the years ended:

	2009	2008	2007
Risk free interest rate	1.6%	-	-
Expected life	5 years	-	-
Volatility	258%	-	-
Expected dividends	nil	nil	Nil

c)

Stock warrants

	2009		2008		2007
	Number of shares	Weighted Average Exercise Price	Number of shares	Weighted Average Exercise Price	Number of shares	Weighted Average Exercise Price
		$		$		$
Balance at the beginning of year	-	-	30,250,000	0.03	5,000,000	0.16
Expired/Cancelled/Consolidated	-	-	(4,000,000)	(0.16)	-	-
Grants	12,500,000	0.04	-	-	26,250,000	0.01
Exercised	(12,500,000)	(0.04)	(26,250,000)	(0.01)	(1,000,000)	0.16
Outstanding at the end of fiscal year	-	-	-	-	30,250,000	0.03

At December 31, 2007, the weighted average remaining life of warrants outstanding is 1.42 years. As at December 31, 2008 and 2009, there were no warrants outstanding.

RTN STEALTH SOFRWARE INC.

(Formerly known as Arris Resources Inc.)

Notes to Consolidated Financial Statements

For the year ended December 31, 2009, 2008 and 2007

(Expressed in Canadian dollars, unless stated otherwise)

11.

SHARE CAPITAL (continued)

d)

Stock splits

On December 19, 2009, the Board of directors of the Company approved a five-for-one share split for its common shares. The record date for the stock split was set at the close of business on December 23, 2009. All share and per share information included in the consolidated financial statements and accompanying notes are presented on a post-split basis for all periods presented.

12.

INCOME TAXES

A reconciliation of income taxes at statutory rates is as follows:

	2009	2008
	$	$
Net loss before income taxes	(599,471)	(305,762)
Expected income tax recovery	(179,841)	(94,786)
Net adjustment for deductible, and non-deductible amounts	66,261	56,989
Changes in valuation allowance	113,580	37,797
Total income taxes	-	-

The significant components of the Company’s future income tax assets are as follows:
	2009	2008
	$	$
Future income tax assets:
Equipment tax tool in excess of carrying value	11,159	10,440
Non-capital loss carry forwards and share issue costs	344,017	233,078
Oil & gas and mineral properties	87,106	(7,800)
Marketable Securities and investment taxable temporary difference	(151,431)	48,967
	290,851	284,685
Valuation allowance	(290,851)	(284,685)
Net future tax assets	-	-

The Company has accumulated non-capital losses of $1,239,332

Year of expiry	$
2010	183,120
2014	275,873
2015	159,848
2026	110,450
2027	28,576
2028	114,863
2029	366,602
1,239,322

Subject to certain restrictions the Company also has equipment and resource expenditures of approximately $464,189 (2008 – $463,026) available to reduce taxable income in future years.  The Company has not recognized any future benefits for these amounts, as it not considered likely that they will be utilized.

RTN STEALTH SOFRWARE INC.

(Formerly known as Arris Resources Inc.)

Notes to Consolidated Financial Statements

For the year ended December 31, 2009, 2008 and 2007

(Expressed in Canadian dollars, unless stated otherwise)

13.

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

		2009	2008	2007
a)	Assets
	Unproven mineral right costs
	Unproven mineral rights costs under Canadian GAAP	67,185	295,612	-
	Less unproven mineral rights costs	(67,185)	(295,612)	-
	Unproven mineral rights costs under U.S. GAAP	-	-	-

b)	Operations
	Net loss under Canadian GAAP	(599,471)	(305,762)	(23,333)
	Unproven mineral rights costs expensed under U.S. GAAP	228,427	(295,612)	-
	Net loss under U.S. GAAP	(371,044)	(601,374)	(23,333)

c)	Deficit
	Closing deficit under Canadian GAAP	(3,018,127)	(2,418,656)	(2,112,894)
	Adjustment to deficit for accumulated unproven mineral rights expensed under U.S. GAAP	(67,185)	(295,612)	-
	Closing deficit under U.S. GAAP	(3,085,312)	(2,714,268)	(2,112,894)

d)	Cash flows – Operating Activities
	Cash applied to operations under Canadian GAAP	(344,463)	(212,623)	(29,590)
	Add net loss following Canadian GAAP	599,471	305,762	23,333
	Less net loss under U.S. GAAP	(371,044)	(601,374)	(23,333)
	Unproven mineral rights costs expenses in prior year but written down in current year	(228,427)	-	-
	Cash applied to operations under U.S. GAAP	(344,463)	(508,235)	(29,590)

RTN STEALTH SOFRWARE INC.

(Formerly known as Arris Resources Inc.)

Notes to Consolidated Financial Statements

For the year ended December 31, 2009, 2008 and 2007

(Expressed in Canadian dollars, unless stated otherwise)

13.

DIFFERENCE BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (continued)

e)	Cash flows – Investing Activities
	Cash applied under Canadian GAAP	(445,193)	(799,782)	(150,000)
	Add unproven mineral right costs expensed under U.S. GAAP	-	295,612	-
	Cash applied under U.S. GAAP	(445,193)	(504,170)	(150,000)

	Net loss for the year under U.S. GAAP	(371,044)	(601,374)	(23,333)
	Weighted average number of shares Outstanding	74,685,353	43,514,800	20,944,235
	Basic and fully diluted loss per share under U.S. GAAP	(0.005)	(0.014)	(0.001)

14.

SUBSEQUENT EVENTS

a)

Change of Corporate Structure

On November 2, 2009, the Company and its three wholly owned subsidiaries Arris Holdings Inc. (“AHI”), CLI Resources Inc. (“CLI”) and QMI Seismic Inc. (“QMI”) collectively known as the “parties” entered into an Arrangement Agreement (“Arrangement”) whereby the three subsidiaries would spin-out from the parent company, each becoming a reporting issuer and each acquiring an asset from the Company in exchange for common shares (the “Common Shares”) of the respective subsidiary.

The change in corporate structure has been effective as of Tuesday, January 5, 2010.

The Company has the following assets to transfer, on the Effective Date (January 5, 2010) of the Arrangement, to its three subsidiaries:

i.

an interest in five mineral claims in British Columbia, Canada; and,

ii.

an agreement with a British Columbia manufacturing company to distribute its earthquake sensor products in India; and,

iii.

equity investments.

Under the Arrangement, the Company has transferred one of the aforementioned assets currently held by the Company to each one of its subsidiaries. In the case of CLI, the Company has transferred its interest in five mineral claims in British Columbia, Canada (the “Mineral Properties”); and in the case of QMI the Company has transferred its agreement with a British Columbia manufacturing company to distribute its earth quake sensor products in India (the “Distribution Agreement”); and in the case of AHI the Company has transferred its marketable securities (the “Equity Portfolio”).

RTN STEALTH SOFRWARE INC.

(Formerly known as Arris Resources Inc.)

Notes to Consolidated Financial Statements

For the year ended December 31, 2009, 2008 and 2007

(Expressed in Canadian dollars, unless stated otherwise)

14.

SUBSEQUENT EVENTS (continued)

In exchange for the asset it has received, each of the three subsidiaries has issued common shares which are distributed to the Company’s shareholders of record as of the close of business on November 5, 2009 being the share distribution record date (the “Share Distribution Record Date”). Upon closing of the Arrangement, each shareholder of the Company, as of the Share Distribution Record Date, receives one new common share ("New Share") in the capital of the Company and its pro-rata share of the each one of the three subsidiaries’ Common Shares to be distributed under the Arrangement for each of the Company’s share currently held. On the Effective Date, the Company has transferred the Mineral Properties to CLI in consideration for 17,583,372 CLI Shares; the Distribution Agreement to QMI in consideration for 17,583,372 QMI Shares; and the Equity Portfolio to AHI in consideration for 17,583,372 AHI Shares.

b)

Acquisition of Market Guidance Systems Inc. (“MGS”)

On January 19, 2010, the Company executed a definitive agreement with privately owned Market Guidance Systems Inc. (“MGS”) whereby the Company had acquired a fully supported exclusive and perpetual license to the Market Navigation, Trade Execution and Market Timing Software.

As consideration for the above, the Company has issued five million special convertible preferred shares to the shareholders of MGS which will be convertible into fifty (50) million common shares of the Company only when cumulative net revenues derived from the license of the Market Navigation, Trade Execution and Market Timing Software reach a total of US$ 20,000,000. In connection with the acquisition, the Company pays a consultant a transaction advisory fee of 250,000 Class B Preferred Shares.

c)

On February 24, 2010, the Company awarded its directors, officers, employees and consultants a total of 5,650,000 stock options at an exercise price of $0.32 with an expiry date of February 24, 2015.

RTN Stealth Software Inc.

(Formerly Arris Resources Inc.)

Management’s Discussion & Analysis

For the Year Ended

December 31, 2009

1250 West Hastings Street

Vancouver, BC V6E 2M4

Tel: (604) 687-0879  / Fax:  (604) 408-9301

Management’s Discussion and Analysis

GENERAL

Management’s discussion and analysis (“MD&A”) has been prepared based on information available to RTN Stealth Software Inc. (“RTN” or the “Company”), formerly Arris Resources Inc., as of April 30, 2010.   The MD&A provides a detailed analysis of the company’s business and compares its 2009 results with those of the previous years and should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2009. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).   This MD&A may contain forward-looking statements about the Company’s future prospects, and the Company provides no assurance that actual results will meet management’s expectations.

The Company is a Canadian resource exploration and development company with assets in oil and gas sectors in Alberta and interest in mineral claims located in the Atlin Mining District in Atlin of British Columbia.

Resource exploration business is risky and most mineral exploration projects will not become producing mines and most resource exploration projects will not become oil and gas producers.  The Company may offer an opportunity to another company to acquire an interest in a property in return for funding all or part of the exploration and development of the property.  For the funding property acquisitions and exploration that the Company conducts, the Company depends on the issuance of shares from the treasury to investors.  These stock issues depend on numerous factors including a positive mineral and resource exploration environment, positive stock market conditions, a company’s track record, and the experience of management.

FORWARD LOOKING STATEMENTS

Certain statements contained in the following MD&A constitute forward looking statements.   Such forward looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from actual future results and achievements expressed or implied by such forward looking statements. Readers are cautioned not to place undue reliance on these forward looking statements, which speak only as of the date the statements were made.

OVERALL PERFORMANCE

Mineral Properties: Moly Project – Atlin, British Columbia

The Company has acquired 22 mineral claims cover approximately 15,000 acres which are located near Gladys Lake molybdenum occurrence (discovered in late 1960s) in 2008 with the consideration of $295,612. The molybdenum occurrence is similar to the occurrence at Adanac’s Ruby Creek project. Adanac’s project is located approximately 15 miles northeast of Atlin in northern BC.

On September 9, 2009, the Company announced that it utilized its consulting geologists and mining engineers to complete its evaluation of the twenty two mineral claims and determined the feasibility for further development of the claims. As a result, 17 claims previously acquired have been allowed to elapse and the Company keeps the remained 5 claims. As a result, the mineral property has been written down to $67,185 for the year ended December 31, 2009.

The Company has not deferred and capitalized any exploration cost in connection with these mineral properties.

Oil and Gas Properties: Alexander Prospect – Alberta

In February, 2007 the  Company entered  into a  purchase  and  sale  agreement  (the  “Agreement”)  with  Arctos Petroleum Corp. (“Arctos”) whereby Arctos agreed to sell to the Company an interest in the Alexander Area, Alberta property in the consideration of $150,000 .

The Company holds a 30% working interest in 64 gross Ha (19.2 Net Ha) of onshore P&NG rights in Alexander, Alberta. The property includes a producing Ellerslie/Wabamun oil well at 6-7-57-1W5 and a 40% interest in an oil battery at 3-7-57-1W5.  As the Company did not contribute towards the exploration work, the Company is in a non-participation penalty position on both the well and battery and does not currently receive production or fee revenues from these assets. As a result, management decided to write down this investment to $1for the year end December 31, 2009.

The Company has not deferred and capitalized any exploration or development cost in connection with these oil and gas properties

Option Agreement in Guinea

On October 15, 2009, the Company entered into an option agreement, whereby the Company can earn up to an undivided 70% interest in the Forecariah Copper Concession (225 sq. Km).  The Company decided not to proceed further and let the option agreement expires after the technical information in connection with the Concession was further reviewed by management.

Convertible Debenture Subscription

On October 31, 2008 the Company subscribed an unsecured convertible debenture (“Debenture”) of Desert Gold Ventures Inc. (“Desert Gold”) in the principal amount of $500,000.  The Debenture carries an interest at a rate of 10% per annum and the Debenture matures on April 30, 2009.  Pursuant to the terms of the Debenture, at any time prior to the maturity date, the Company may, at its sole option, convert all or any part of the principal amount of the Debenture and any unpaid interest thereon into units of Desert Gold at price per unit of $0.50. Each Unit consists of one common share and one common share purchase warrant of Desert Gold.  Each Warrant entitles the Company to purchase one common share of Desert Gold at a price of $0.60 for a term of six months from the date of issuance of such Warrant. The Company decided not to make conversion when the debenture was matured and the full amount of principal and accrued interest was fully repaid to the Company in July 2009.

Corporate Restructuring

(1)

On May 19, 2009, the Company entered into an Arrangement Agreement with Incana Investments Inc. (“Incana”), its former wholly-own subsidiary to proceed with a corporate restructuring by way of statutory plan to transfer cash of $100,000 and assign a property contract to Incana.  The corporate restructuring was completed on October 2, 2009, and Incana ceased to be a subsidiary of the Company on the same day.  Detail of the restructuring is disclosed in the note 9 to the Company’s 2009 audited consolidated financial statements.

(2)

On November 2, 2009, the Company and its three wholly-owned subsidiaries Arris Holdings Inc. (“AHI”), CLI Resources Inc. (“CLI”) and QMI Seismic Inc. (“QMI”) collectively known as the “parties” entered into an agreement (“Arrangement”) whereby the three subsidiaries would spin-out from the parent company, each becoming a reporting issuer and each acquiring an asset from the Company in exchange for common shares (the “Common Shares”) of the respective subsidiary.

The change in corporate structure was effective on January 5, 2010.

The Company has the following assets which it has transferred, on the effective date of the Arrangement, to its three subsidiaries:

i.

an interest in five mineral claims in British Columbia, Canada; and,

ii.

an agreement with a British Columbia manufacturing company to distribute its earthquake sensor products in India; and,

iii.

equity investments.

The Company has transferred one of the aforementioned assets currently held by the Company to each one of its subsidiaries. In the case of CLI, the Company has transferred its interest in five mineral claims in British Columbia, Canada (the “Mineral Properties”); and in the case of QMI the Company has transferred its agreement with a British Columbia manufacturing company to distribute its earth quake sensor products in India (the “Distribution Agreement”); and in the case of AHI the Company has transferred its equity investments (the “Equity Portfolio”).

In exchange for the asset the subsidiaries received, each of the three subsidiaries has issued common shares which are distributed to the Company’s shareholders of record as of the close of business on November 5, 2009 being the share distribution record date (the “Share Distribution Record Date”). Upon closing of the Arrangement, each shareholder of the Company, as of the Share Distribution Record Date, receive one new common share ("New Share") in the capital of the Company and its pro-rata share of the each one of the three subsidiaries’ Common Shares to be distributed under the Arrangement for each of the Company’s share currently held. On the effective date (January 5, 2010), the Company has transferred the Mineral Properties to CLI in consideration for 17,583,372 CLI Shares; the Distribution Agreement to QMI in consideration for 17,583,372 QMI Shares; and the Equity Portfolio to AHI in consideration for 17,583,372 AHI Shares.

Change of Company’s name and Acquisition of New Business Asset

The Company entered into software business and signed a definitive agreement to acquire an exclusive and perpetual license of a security trading software, the Market Navigation, Trade Execution and Market Timing Software in December 2009. As a result, the Company changed its name from Arris Resources Inc. to RTN Stealth Software Inc. and changed its trading symbol to RTN on December 21, 2009. The acquisition was completed on January 19, 2010 and the details is discussed in the section “Subsequent Events” of this MD&A.

Selected Annual Information

The summary of selected annual information has been prepared in accordance with Canadian GAAP.

	2009 $	2008 $	2007 $
Revenues	-	-	-
Net Income (Loss)	(599,471)	(305,762)	(23,333)
Net Income (Loss) per Share	(0.01)	(0.01)	(0.001)
Total Assets	2,151,954	892,243	922,340
Total Long-term liabilities	-	-	-
Cash dividend	-	-	-

RESULTS OF OPERATIONS

For the Year Ended December 31, 2009

The Company reported a net loss of $599,471 ($0.01 per share) for the year ended December 31, 2009 as compared to a net loss of $305,762 ($0.01 per share) for the year ended December 31, 2008.  Significant changes between the 2009 and 2008 year leading to the increase of the net loss are, write down of mineral & oil and gas properties, the recovery of loss recorded on investment, increase in management & consulting fees, stock based compensation, trust and filing fees, and professional fees. Details are as follows:

Write down charge increased by $378,426 which is a result of writing down of the Company’s mineral & oil and gas properties by $378,426 in current year (2008 - $nil). This is a one-time event which did not happen in last year. In accordance with the Company’s accounting policies, investment is recorded at its fair market value at the year-end date. As a result the Company took a mark-to-market fair value adjustment (a loss) of $188,333 for its sole short term investment (a convertible debenture) for the year ended December 31, 2008. This convertible debenture was expired in 2009 and the principal plus accrued interest was repaid to the Company in 2009. As a result, the Company recorded a recovery of $188,333 (a gain) in current year accordingly. Management & consulting fees in 2009 was increased by $28,300 from last year. The increase is mainly a result of hiring more business consultant to explore addition business opportunities. The Company granted 6,250,000 stock options to various employees, directors, and consultants during 2009 (2008 – nil). As a result, the Company recorded a stock-based compensation of $47,360 in 2009 comparing $nil in the last year.  Trust and filing fees increased by $23,000 and professional fees increased by $70,800 are the results of incurring more expenses for the filing of the plan of arrangement discussed in “Overall Performance” section.

Q4 Operations

The Company reported net loss for the three months ended December 31, 2009 of $507,977 compared to
$194,531 for the same period in 2008, an increase of 313,446. As the Company is still in the exploration and development stage, variances in its quarterly losses are not affected by sales or production-related factors.  This increase is mainly a combined result of incurring $378,426 write down charge for the mineral & oil and gas properties, more professional fees and filing fees in connection with the plan of arrangement.

Summary of Quarterly Results

The summary of quarterly results has been prepared in accordance with Canadian GAAP.

For the 3-month ended	Revenue $	Net Income (Loss) $	Net Income (Loss) per share $
December 31, 2009	-	(507,977)	(0.00)
September 30, 2009	-	160,220	0.00
June 30, 2009	-	(211,395)	(0.00)
March 31, 2009	-	(40,319)	(0.00)
December 31, 2008	-	(194,531)	(0.00)
September 30, 2008	-	(51,256)	(0.00)
June 30, 2008	-	(61,428)	(0.00)
March 31, 2008	-	1,453	(0.00)

LIQUIDITY & CAPITAL RESOURCES

The Company does not generate revenues from operations. The Company relies on equity financing for its working capital requirements to fund its exploration, business development, investment, and administrative activities. At December 31, 2009, the Company had $379,284 in cash and cash equivalent (2008 – $99,366), a marketable securities of $1,448,800 (2008-$nil) and a positive working capital of $2,005,756 (2008 –$362,339). For the year ended December 31, 2009 operating expenditures were $438,906 compared to $142,135 in 2008.

The Company is not subject to external working capital requirement and does not have significant capital commitment that is obligated to make. Under the Plan of Arrangement dated November 5, 2009, (discussed in the section corporate restructuring) and subsequent to the year ended December 31, 2009, the Company transferred its interest in five mineral claims in British Columbia, Canada, its agreement with a British Columbia manufacturing company to distribute its earth quake sensor products in India and its marketable securities to its three subsidiaries to complete the spin-off corporate restructuring.  Excluding the marketable securities of $1,448,800 that would have been transferred out, the Company would have a working capital of $556,956 and accumulated deficit of $3,018,127 as at December 31, 2009. To date, the Company has not generated any revenues from operations and will most likely require additional funds to meet its obligations and the costs of its operations. While the Company believes it will be able to raise the additional financing when required, the impacts of the current global economic downturn and uncertainty in the global capital market provide no guarantees that the Company can complete an equity or a debt financing when needed.

OFF BALANCE SHEET ARRANGEMENT

None

RELATED PARTY TRANSACTIONS

All transactions with related parties have occurred in the normal course of operations and management represents that they have occurred on a basis consistent with those involving unrelated parties, and accordingly that they are measured at fair value.

a)

During the year ended December 31, 2009, a company controlled by the President charged the Company $61,750 in consulting and administrative fees and $60,000 in rental expenses (2008 - 45,000; 2007 - nil).  Another Company controlled by the President also charged the Company $50,000 in property research charges. At December 31, 2008 the Company owes $nil for these expenses (2008 - $52,500; 2007 - nil).

b)

During the year ended December 31, 2009, two companies related by a common director charged the Company $45,000 management fees and $48,229 finders’ fees as share issuance costs respectively.

c)

During the year ended December 31, 2009, the Company also paid $3,000 directors fee to each of three directors for a total of $9,000.

d)

During the year ended December 31, 2009, the Company owed $nil (2008 - $22,441; 2007- $22,441) to the company controlled by the spouse of the Company’s president.

PROPOSED TRANSACTION

There are no proposed transactions that will materially affect the performance of the Company.

SUBSEQUENT EVENTS

The Company has the following significant events happened after the year ended December 31, 2009 which have not discussed in other sections of this MD&A:

1)

On January 19, 2010, the Company executed a definitive agreement with privately owned Market Guidance Systems Inc. (“MGS”) whereby the Company had acquired a fully supported exclusive and perpetual license to the Market Navigation, Trade Execution and Market Timing Software.

As consideration for the above, the Company has issued 5 million Class B convertible preferred shares (Class B Preferred Share) to the shareholders of MGS. The holders of the Class B Preferred Shares has the rights to convert the 5 million Class B Preferred Shares into 50 million common shares of the Company only when the cumulative net revenues derived from the license of the Market Navigation, Trade Execution and Market Timing Software reach a total of C$ 20 million. In connection with the acquisition, the Company pays a consultant a transaction advisory fee of 250,000 Class B Preferred Shares.

2)

On February 24, 2010, the Company awarded its directors, officers, employees and consultants a total of 5,650,000 stock options at an exercise price of $0.32 with an expiry date of February 24, 2015

CRITICAL ACCOUNTING POLICIES

The Company’s completed accounting policies are described in the note 2 to the audited consolidated financial statements for the year ended December 31, 2009. Management  considers  the  following  policies  to  be  the  most  critical  in understanding the judgments and estimates that are involved in the preparation of its consolidated financial statements.

Going Concern

Canadian GAAP requires management to make an assessment of the Company’s ability to continue as a going concern, and to disclose any material uncertainties related to events or conditions that may cast significant doubt upon the entity’s ability to continue as a going concern.

In assessing the appropriateness of the going concern assumption, management is required to consider all available information about the future which is at least, but not limited to, twelve months from the balance sheet date and to disclose any material uncertainties related to events or conditions that may cast significant doubt upon the entity’s ability to continue as a going concern.

Under the Plan of Arrangement dated November 5, 2009, (discussed in the section corporate restructuring) and subsequent to the year ended December 31, 2009, the Company transferred its interest in five mineral claims in British Columbia, Canada, its agreement with a British Columbia manufacturing company to distribute its earth quake sensor products in India and its marketable securities to its three subsidiaries to complete the spin-off corporate restructuring.  Excluding the marketable securities of $1,448,800 that would have been transferred out, the Company would have a working capital of $556,956 and accumulated a deficit of $3,018,127 as at

December 31, 2009. As the Company had changed its business from resource exploration into the software business, it is unsure whether the Company may successfully change its business model and strategic direction.  The ability of the Company to continue to operate as a going concern is dependent on its ability to ultimately operate its business at a profit. To date, the Company has not generated any revenues from operations and will most likely require additional funds to meet its obligations and the costs of its operations. As a result, further losses are anticipated prior to the generation of any profits.

The Company’s future capital requirements will depend on many factors, including the costs of operating the software business. The Company’s anticipated operating losses and increasing working capital requirements may require that it obtain additional capital to continue operations.

The Company will depend almost exclusively on outside capital. Such outside capital will include the sale of additional shares. There can be no assurance that capital will be available as necessary to meet these continuing operating costs or, if the capital is available, that it will be on terms acceptable to the Company. The issuances of additional equity securities by the Company may result in significant dilution to the equity interests of its current shareholders. Obtaining commercial loans, assuming those loans would be available, will increase the Company’s liabilities and future cash commitments. If the Company is unable to obtain financing in the amounts and on terms deemed acceptable, the business and future success may be adversely affected, thus giving rise to doubt about the Company’s ability to continue as a going concern. The financial statements do not reflect adjustments to the carrying values of assets, liabilities or reported results should the Company be unable to continue as a going concern.

Use of Estimates

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the dates of the financial statements, as well as the reported amounts of revenues and expenses incurred during the period. Significant areas requiring the use of management estimates relate to the impairment of mineral properties, oil and gas properties, equipment, income taxes, valuation allowances for future income tax assets, depreciation and amortization, and the assumptions used in computing stock-based compensation.  Actual results could differ from those estimated.

Stock-based Compensation

The Company records all stock-based payments using the fair value method.  Under the fair value method, stock-based payments are measured at the fair value of the consideration received or the fair value of the equity instruments issued or liabilities incurred, whichever is more reliably measurable, and are charged to operations over the vesting period.  The offset is credited to contributed surplus.

Consideration received on the exercise of stock options is recorded as share capital and the related contributed surplus is transferred to share capital.

Mineral Property

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

CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION

The changes in accounting policies including initial adoption are disclosed in the note 3(a) to (e) to the 2009 audited consolidated financial statements

NEW ACCOUNTING PRONOUNCEMENTS

The new accounting pronouncements the Company yet to adopt are disclosed in the note 3(f) to the 2009 audited consolidated financial statements

SHARE DATA

As at the date of this MD&A, the Company has 99,416,860 common shares, 5,650,000 stock options, and 5,250,000 Class B Preferred shares that can be converted into 52,500,000 common shares outstanding, for a total of 157,566,860 fully diluted common shares outstanding.

FINANCIAL INSTURMENTS

Financial Instrument Recognition, Measurement, and Classification

All financial instruments, including derivatives, are included on the Company’s balance sheet and measured either at fair value or amortized cost. Changes in fair value are recognized in the statements of operations or accumulated other comprehensive income, depending on the classification of the related instruments.

All financial assets and liabilities are recognized when the entity becomes a party to the contract creating the asset or liability. All financial instruments are classified into one of the following categories: held for trading, held-to-maturity, loans and receivables, available-for-sale financial assets, or other financial liabilities. Initial and subsequent measurement and recognition of changes in the value of financial instruments depends on their initial classification:

•

Held-to-maturity investments, loans and receivables, and other financial liabilities are initially measured at fair value and subsequently measured at amortized cost. Amortization of premiums or discounts and losses due to impairment are included in current period net earnings (loss).

•

Available-for-sale financial assets are measured at fair value. Changes in fair value are included in other comprehensive income (loss) until the gain or loss is recognized in net earnings (loss) or if an impairment is determined to be other than temporary.

•

Held for trading financial instruments are measured at fair value. All changes in fair value are included in net earnings (loss) in the period in which they arise.

•

All derivative financial instruments are measured at fair value, even when they are part of a hedging relationship. Changes in fair value are included in net earnings (loss) in the period in which they arise, except for cash flow hedge transactions which qualify for hedge accounting treatment in which case gains and losses are recognized in other comprehensive income (loss).

The Company has classified its financial instruments as follows:

Financial Instrument	Classification	Measurement
Cash and equivalents/ bank indebtedness	Held for Trading	Fair Value
Marketable securities and investments	Available for Sale	Fair Value
Accounts receivable	Loans and Receivables	Amortized cost
Advances to a related party	Loans and Receivables	Amortized cost
Accounts payable and accrued liabilities	Other Financial Liability	Amortized cost
Advances from a related party	Other Financial Liability	Amortized cost

Financial Instrument Risk Exposure and Risk Management

The Company is exposed in varying degrees of financial instrument related risks. The Board approves and monitors the risk management processes, including treasury policies, counterparty limits, controlling and reporting structures.  The types of risk exposure and the way in which such exposure is managed are provided as follows:

(i)

Credit Risk

The Company is exposed to credit risk with respect to its cash, cash equivalents and amounts receivable. Amounts receivable are primarily amounts owing from government agencies.

Concentration of credit risk exists with respect to the Company’s cash and cash equivalents as the majority of the amounts are held at several national financial institutions with strong investment-grade ratings by a primary rating agency. The Company’s concentration of credit risk and maximum exposure thereto is the Company’s cash and cash equivalents December 31, 2009 balance of        $379, 284 held at several national financial institutions.

(ii)

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.  The Company manages liquidity by maintaining sufficient cash balances.

The following are the principal contractual maturities of financial liabilities:

As at December 31, 2009	Contractual Obligations	2010	2011	2012	Over 3 years
Accounts payable and accrued liabilities	$ 75,072	$ 75,072	$ –	$ –	$ –
Total liabilities	$ 75,072	$ 75,072	$ –	$ –	$ –

As at December 31, 2008	Contractual Obligations	2009	2010	2011	Over 3 years
Accounts payable and accrued liabilities	$ 2,094	$ 2,094	$ –	$ –	$ –
Amounts due to a related party	74,941	74,941	–	–	–
Total liabilities	$ 77,035	$ 77,035	$ –	$ –	$ –

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

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

The Chief Financial Officer, are responsible for establishing and maintaining effective disclosure controls and procedures for the Company as defined in National Instrument 52-109 Certification of Disclosure in Annual and Interim Filings. Management has concluded that as of December 31, 2009, discussion of disclosure controls and procedures is preemptive; however, once operations begin, such controls will be effective enough to provide reasonable assurance that material information relating to the Company would be known to them, particularly during the period in which reports are being prepared.

Internal Control over Financial Reporting

Management has concluded that internal control over financial reporting will be effective. The design and operation of internal control over financial reporting will provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with applicable generally accepted accounting principles.

Internal control over financial reporting will include those policies and procedures that establish the following: maintenance of records in reasonable detail, that accurately and fairly reflect the transactions and dispositions of assets; reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with applicable generally accepted accounting principles; receipts and expenditures are only being made in accordance with authorizations of management and the Board of Directors; and reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of assets.

Management will design internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP.

Segregation of Duties

Currently duties have not been segregated due to the small number of individuals involved in this start-up. This lack of segregation of duties has not resulted in any material misstatement to the financial statements.

As the Company incurs future growth, management plans to expand the number of individuals involved in the accounting and finance functions. At the present time, the Chief Executive Officer and Chief Financial Officer oversee all material transactions and related accounting records. In addition, the Audit Committee of the Company will review on a quarterly basis the interim financial statements and key risks and will query management about significant transactions.

Complex and Non-Routine Transactions

The Company may be required to record complex and non-routine transactions. These sometimes will be extremely technical in nature and require an in-depth understanding of Canadian GAAP.  Finance staff will consult with their third party expert advisors as needed in connection with the recording and reporting of complex and non-routine transactions. In addition, an annual audit will be completed and presented to the Audit Committee for its review and approval.

INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS)

In February 2008, the Canadian Accounting Standards Board announced that 2011 is the changeover date for publicly accountable profit-oriented enterprises to use IFRS, replacing Canadian GAAP for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The Company will commence reporting in IFRS in the first quarter of the 2011 fiscal year, with comparative figures.

The company will use a four phase approach to ensure successful conversion to IFRS, including:

•

diagnostic impact assessment;

•

design and planning;

•

solution development and;

•

implementation.

The Company has begun developing its detailed IFRS conversion plan, including commencement of an education process for management and the board of directors, and evaluating the effect of the new standards on its financial statements.

The Company has identified six major areas to date that will impact the financial statements under IFRS, including:

•

Petroleum properties;

•

Impairment of petroleum properties;

•

Foreign currency translation;

•

Stock based compensation;

•

Revenue recognition;

•

Income taxes; and

•

First-time adoption of International Financial Reporting Standards (IFRS 1).

It is not practically possible at this time to quantify the impact of these differences.

OTHER

To view the public documents of the Company, please visit the Company's profile on the SEDAR website at www.sedar.com.

ITEM 18.

FINANCIAL STATEMENTS

Not applicable.

ITEM 19.

EXHIBITS

Exhibit	Description
1.1 (1)	Memorandum and Articles, as amended
1.2 (2)	Name change certificate from IGN Internet Global Network Inc. to AssistGlobal Technologies Corp.
1.3 (2)	Articles of AssistGlobal Technologies Corp.
1.4 (4)	Name change certificate from AssistGlobal Technologies Corp. to Bassett Ventures Inc.
1.5 (4)	Name change certificate from Bassett Ventures Inc. to RTN Stealth Software Inc.
1.6 (4)	Notice of Articles under the BCBCA dated June 29, 2007
1.7 (4)	Notice of Alteration under Form 11 of the BCBCA, Section 257, dated June 29,2007
1.8	Name change certificate from Arris Resources Inc. to RTN Stealth Software Inc. dated December 31, 2009
1.9	Notice of Articles under the BCBCA dated December 21, 2009
4.1 (2)	Management services agreement between AssistGlobal Technologies Corp. and Varshney Capital Corp. dated August 1, 2003
4.2 (2)	Consulting services agreement between AssistGlobal Technologies Corp. and SNJ Capital Ltd. dated August 1, 2003
4.3 (2)	Quotation Agreement between AssistGlobal Technologies Corp. and Canadian Trading and Quotation System Inc. dated December 3, 2003
4.4 (3)	2004 Stock Option Plan
4.5 (3)	Amendment to Management Services Agreement with Varshney Capital Corp.
4.5 (3)	Amendment to Consulting Services Agreement with SNJ Capital Ltd.
4.6 (4)	New Stock Option Plan adopted as of June 17, 2008
4.7 (6)	Asset Purchase and Sale Agreement dated October 31, 2008 with TJJ Holdings Inc.
4.8 (6)	Purchase Agreement dated May 4, 2009 with Soraje Holdings Inc.
4.9 (6)	Arrangement Agreement dated May 19, 2009 with InCana Investments Inc.
4.10	Arrangement Agreement dated November 2, 2009 with Arris Holdings Inc., CLI Resources Inc. and QMI Seismic Inc.
4.11	License Agreement dated January 19, 2010 with Market Guidance Systems Inc.
4.12	Asset Acquisition Agreement dated May 17, 2010 with Market Guidance Systems Inc.
4.13	Software Purchase Agreement dated May 17, 2010 with ENAJ Mercantile Corporation.
12.1	Section 302 Certification - CEO
12.2	Section 302 Certification - CFO
13.1	Section 906 Certification - CEO
13.2	Section 906 Certification - CFO

(1)

Incorporated by reference to Form 20-F filed on March 20, 1997

(2)

Incorporated by reference to Form 20-F filed on July 15, 2004.

(3)

Incorporated by reference to Form 20-F filed on July 11, 2005.

(4)

Incorporated by reference to Form 20-F filed on June 29, 2006

(5)

Incorporated by reference to Form 20-F filed on  June 27, 2008

(6)

Incorporated by reference to Form 20-F filed on June 18, 2009

SIGNATURE

The registrant hereby certifies that it meets all of the requirement for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

RTN STEALTH SOFTWARE INC.

By:     /s/   Lucky Janda

Lucky Janda

Chief Executive Officer

DATED:  June 28, 2010

EXHIBIT INDEX

Exhibit	Description
1.1 (1)	Memorandum and Articles, as amended
1.2 (2)	Name change certificate from IGN Internet Global Network Inc. to AssistGlobal Technologies Corp.
1.3 (2)	Articles of AssistGlobal Technologies Corp.
1.4 (4)	Name change certificate from AssistGlobal Technologies Corp. to Bassett Ventures Inc.
1.5 (4)	Name change certificate from Bassett Ventures Inc. to RTN Stealth Software Inc.
1.6 (4)	Notice of Articles under the BCBCA dated June 29, 2007
1.7 (4)	Notice of Alteration under Form 11 of the BCBCA, Section 257, dated June 29,2007
1.8	Name change certificate from Arris Resources Inc. to RTN Stealth Software Inc. dated December 31, 2009
1.9	Notice of Articles under the BCBCA dated December 21, 2009
4.1 (2)	Management services agreement between AssistGlobal Technologies Corp. and Varshney Capital Corp. dated August 1, 2003
4.2 (2)	Consulting services agreement between AssistGlobal Technologies Corp. and SNJ Capital Ltd. dated August 1, 2003
4.3 (2)	Quotation Agreement between AssistGlobal Technologies Corp. and Canadian Trading and Quotation System Inc. dated December 3, 2003
4.4 (3)	2004 Stock Option Plan
4.5 (3)	Amendment to Management Services Agreement with Varshney Capital Corp.
4.5 (3)	Amendment to Consulting Services Agreement with SNJ Capital Ltd.
4.6 (4)	New Stock Option Plan adopted as of June 17, 2008
4.7 (6)	Asset Purchase and Sale Agreement dated October 31, 2008 with TJJ Holdings Inc.
4.8 (6)	Purchase Agreement dated May 4, 2009 with Soraje Holdings Inc.
4.9 (6)	Arrangement Agreement dated May 19, 2009 with InCana Investments Inc.
4.10	Arrangement Agreement dated November 2, 2009 with Arris Holdings Inc., CLI Resources Inc. and QMI Seismic Inc.
4.11	License Agreement dated January 19, 2010 with Market Guidance Systems Inc.
4.12	Asset Acquisition Agreement dated May 17, 2010 with Market Guidance Systems Inc.
4.13	Software Purchase Agreement dated May 17, 2010 with ENAJ Mercantile Corporation.
12.1	Section 302 Certification - CEO
12.2	Section 302 Certification - CFO
13.1	Section 906 Certification - CEO
13.2	Section 906 Certification - CFO

(1)

Incorporated by reference to Form 20-F filed on March 20, 1997

(2)

Incorporated by reference to Form 20-F filed on July 15, 2004

(3)

Incorporated by reference to Form 20-F filed on July 11, 2005

(4)

Incorporated by reference to Form 20-F filed on June 29, 2006

(5)

Incorporated by reference to Form 20-F filed on  June 27, 2008

(6)

Incorporated by reference to Form 20-F filed on June 18, 2009