Form 20-F/A
period 2009-12-31
RTN Stealth Software Inc.
filed 2010-07-09
CIK 1036140

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

Consolidated Statements of Operations for the Years Ended December 31, 2009, 2008 and 2007.

Consolidated Statements of Cash Flows for the Years Ended December 31, 2009, 2008 and 2007.

Notes to Financial Statements for the Years Ended December 31, 2009, 2008 and 2007.

Management Discussion and Analysis for the Year Ended December 31, 2009.

41

SUITE 1850

1066 WEST HASTINGS STREET

VANCOUVER, BC V6E 3X2

T: 604.683.3850

F: 604.688.8479

AUDITORS’ REPORT

To:

the Shareholders of

RTN Stealth Software Inc.

(formerly Arris Resources Inc.)

We have audited the consolidated balance sheet of RTN Stealth Software Inc. (the “Company”) as at December 31, 2009 and the consolidated statements of operations, comprehensive income and deficit and cash flows for the year then ended.  These consolidated financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2009 and the results of its operations and cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

The financial statements as at December 31, 2008 and for the two year period then ended were audited by other auditors who expressed an opinion without reservation on those statements in their report to the shareholders dated April 28, 2009 and April 21, 2008.

                                  “ACAL GROUP”

 Chartered Accountants

Vancouver, British Columbia

April 26, 2010

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA – U.S. REPORTING CONFLICT

In  the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by significant uncertainties and contingencies such as those referred to in note 1 to these consolidated financial statements.  Although we conducted our audit in accordance with both Canadian GAAS and the standards of the PCAOB, our report to the shareholders dated April 26, 2010 is expressed in accordance with Canadian reporting standards which do not require a reference to such matters when the uncertainties are adequately disclosed in the consolidated financial statements.

                                  “ACAL GROUP”

 Chartered Accountants

Vancouver, British Columbia

April 26, 2010

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

RTN STEALTH SOFTWARE INC.

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

RTN STEALTH SOFTWARE INC.

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

RTN STEALTH SOFTWARE INC.

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

RTN STEALTH SOFTWARE INC.

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

RTN STEALTH SOFTWARE INC.

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

RTN STEALTH SOFTWARE INC.

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

RTN STEALTH SOFTWARE INC.

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

RTN STEALTH SOFTWARE INC.

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

RTN STEALTH SOFTWARE INC.

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

RTN STEALTH SOFTWARE INC.

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

RTN STEALTH SOFTWARE INC.

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

RTN STEALTH SOFTWARE INC.

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

RTN STEALTH SOFTWARE INC.

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

RTN STEALTH SOFTWARE INC.

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

RTN STEALTH SOFTWARE INC.

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

RTN STEALTH SOFTWARE INC.

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

RTN STEALTH SOFTWARE INC.

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

RTN STEALTH SOFTWARE INC.

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

RTN STEALTH SOFTWARE INC.

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

RTN STEALTH SOFTWARE INC.

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

Endnotes

ACAL GROUP

CHARTERED ACCOUNTANTS

PCAOB & CPAB Registrant