Form 20-F
period 2010-12-31
QUANTITATIVE ALPHA TRADING INC.
filed 2011-07-15
CIK 1036140

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2010

OR

☐

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐

SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 0-29208

QUANTITATIVE ALPHA TRADING INC.
(Formerly “RTN Stealth Software Inc.”)
(Exact name of Registrant as specified in its charter)

British Columbia, Canada
(Jurisdiction of incorporation or organization)

40 Village Centre Place, Suite 300, Mississauga, Ontario, L4Z 1V9
(Address of principal executive offices)
Tel: (905) 629-1333  Fax: (905) 629-3222

James McGovern, Chief Executive Officer, Telephone: (416) 323-0477, info@qatinc.com, Facsimile: (905) 629-3222, 40 Village Centre Place, Suite 300, Mississauga, Ontario, L4Z 1V9
(Company Contact Person)

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

124,862,860 common shares

Indicate by check mark if the registrant is a well-known seasoned issuer.  ☐  Yes    ☒  No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.  ☐  Yes    ☒  No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  ☒  Yes   ☐  No

Indicate by check mark whether the Registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files  ☐  Yes    ☒  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.

☐ Large accelerated filer   ☐ Accelerated filer    ☒ Non-accelerated filer

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP

☐

International Financial Reporting Standards as issued

☐

Other

☒

By the International Accounting Standards Board

If “Other” has been checked in response to previous questions, indicate by check mark which financial statement item the registrant has elected to follow.  ☒ Item 17    ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company as defined in Rule 12b-2 of the Exchange Act.  ☒ Yes  ☐  No

Unless otherwise indicated, all monetary references herein are denominated in Canadian Dollars. References to “$” or “Dollars” are to Canadian Dollars and references to “US$” or “U.S. Dollars” are to United States Dollars.

THIS SUBMISSION SHOULD BE CONSIDERED IN CONJUNCTION WITH PREVIOUSLY FILED FORMS 20-F AND 6-K.  THE AUDITED FINANCIAL STATEMENTS AND NOTES THERETO ATTACHED ARE AN INTEGRAL PART OF THIS SUBMISSION.

TABLE OF CONTENTS

Page

Part I

3

Item 1.

IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

3

Item 2.

OFFER STATISTICS AND EXPECTED TIMETABLE

3

Item 3.

KEY INFORMATION

3

A.Selected Financial Data

3

B.Capitalization and Indebtedness

5

C.Reasons for the Offer and Use of Proceeds

5

D.Risk Factors

5

Item 4.

INFORMATION ON THE COMPANY

10

A.History and Development of the Company

10

B.Business Overview

14

C.Organizational Structure

21

D.Property, Plants and Equipment

21

Item 4A

UNRESOLVED STAFF COMMENTS

21

Item 5.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

21

A.Operating Results

21

B.Liquidity and Capital Resources

23

C.Research and Development, Patents and Licenses, Etc.

23

D.Trend Information

23

E.Off Balance Sheet Arrangements

23

F.Tabular Disclosure of Contractual Obligations

23

Item 6.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

24

B.Compensation

28

C.Board Practices

30

D.Employees

31

E.Share Ownership

31

Item 7.

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

33

A.Major Shareholders

33

B.Related Party Transactions

34

C.Interests of Experts and Counsel

35

Item 8.

FINANCIAL INFORMATION

35

A.Financial Statements and Other Financial Information

35

B.Significant Changes

36

Item 9.

THE OFFER AND LISTING

36

A.Offer and Listing Details

36

B.Plan of Distribution

38

C.Markets

38

D.Selling Shareholders

38

E.Dilution

38

TABLE OF CONTENTS

(continued)

Page

F.Expenses of the Issue

38

Item 10.

ADDITIONAL INFORMATION

38

A.Share Capital

38

B.Memorandum and Articles of Association

38

C.Material Contracts

42

D.Exchange Controls

42

E.Taxation

44

F.Dividends and Paying Agents

53

G.Statements by Experts

53

H.Documents on Display

53

I.Subsidiary Information

53

Item 11.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

53

Item 12.

DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

53

Part II

53

Item 13.

DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

53

Item 14.

MATERIAL MODIFICATION TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS  54

Item 15.

CONTROLS AND PROCEDURES

54

Item 16.A.

AUDIT COMMITTEE FINANCIAL EXPERT

55

Item 16B. CODE OF ETHICS

55

Item 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

56

Item 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

56

Item 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED

PURCHASERS

56

Item 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

56

Item 16G. CORPORATE GOVERNANCE

57

Part III

57

Item 17.

FINANCIAL STATEMENTS

57

Item 18.

FINANCIAL STATEMENTS

57

Item 19.

EXHIBITS

57

GLOSSARY OF TERMS

BCBCA	Business Corporations Act (British Columbia)
Board	Board of Directors of our company
CNSX	Canadian National Stock Exchange (formerly known as CNQ – Canadian Trading and Quotation System Inc.)
Common Shares	The Class A common shares
Director	A director of our company
ENAJ	ENAJ Mercantile Corporation
ENAJ Software

S&P E-mini software, a real-time statistical analysis based computational trading model, without human intervention, through which trades are executed based upon quantitative models developed and tested over time (a “black box” system)

GAAP	Generally accepted accounting principles
License Agreement	The definitive exclusive perpetual master license agreement dated January 19, 2010 between MGS and our company, whereby we acquired a fully supported exclusive and perpetual license to Stealth
MGS	Market Guidance Systems Inc.
Preferred Shares	The Class B preferred shares of the Company
Stealth

A robotic software tool for quantitative trading that provides real-time electronic order book information, in a proprietary format, and puts that information into a context that allows for robotic order execution - also referred to as Market Navigation, Trade Execution and Market Timing software

TSX.V	TSX Venture Exchange

NOTE REGARDING FORWARD-LOOKING STATEMENTS

Except for statements of historical fact, certain information contained in this Annual Report constitutes “forward-looking statements” within the meaning of section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  These statements relate to future events or our future performance. All statements other than statements of historical fact are forward-looking statements.  Forward-looking statements are often, but not always, identified by the use of words such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “believe”, “estimate”, “predict”, “project”, “potential”, “targeting”, “intend”, “could”, “might”, “continue” or the negative of these terms or other comparable terminology.  These statements are only predictions.  In addition, this Form 20-F Annual Report may contain forward-looking statements attributed to third-party industry sources.  These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements.  We believe the expectations reflected in those forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements should not be unduly relied upon.  These statements speak only as of the date of this listing statement.

Undue reliance should not be placed on these forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur.  By its nature, forward-looking information involves numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur and may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Forward-looking statements in this Form 20-F Annual Report include, but are not limited to, statements with respect to:

●

trends, commitments and uncertainties in the software industry and that affect our company;

●

the ability to reach a target market through preferred sources of information;

●

the ability to respond to competition in the industry;

●

the ability to respond to changes in technology that may affect products;

●

the ability to grow the brand;

●

the ability to achieve gross profit margins at which we can be profitable;

●

the ability to effectively manage the business;

●

the ability to enter into a successful licensing agreement;

●

the ability to obtain and maintain approvals from regulatory authorities on regulatory issues; and

●

the ability to manage cash flow, possible foreign exchange risk and working capital.

PART I

ITEM 1.

IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.

OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.

KEY INFORMATION

A.

Selected Financial Data

This data has been derived from our audited financial statements, which have been prepared in accordance with Canadian generally accepted accounting principles, or Canadian GAAP, and reconciled for material measurement differences to U.S. generally accepted accounting principles, or U.S. GAAP.  Set forth in the following table sets out selected financial data with respect to our financial condition and results of operation for the years ended December 31, 2010, 2009, 2008, 2007 and 2006.

The selected financial and operating information as at December 31, 2010, 2009 and 2008 should be read in conjunction with our audited consolidated financial statements and the accompanying notes included elsewhere in this Annual Report and in conjunction with Item 5 - “Operating and Financial Review and Prospects”. The selected financial data as at and for these periods have been extracted from, and are qualified by reference to, the audited consolidated financial statements included in this Annual Report at Item 17.  The selected financial data as at December 31, 2008, 2007 and 2006 have been extracted from audited financial statements that are not included in this Annual Report.

Fiscal Years ended December 31,
	2010 $	2009 $	2008 $	2007 $	2006 $
Revenues
Canadian GAAP	-	-	-	-	-
U.S. GAAP	-	-	-	-	-
Total Assets
Canadian GAAP	9,023,421	2,151,954	892,243	922,340	32,623
U.S. GAAP	9,023,421	2,084,769	596,631	922,340	32,623
Net Assets
Canadian GAAP	6,204,454	2,076,882	815,208	773,782	(134,513)
U.S. GAAP	6,204,454	2,009,697	519,596	773,782	(134,513)
Deficit
Canadian GAAP	5,141,583	3,018,127	2,418,656	2,112,894	1,979,798
U.S. GAAP	5,141,583	3,085,312	2,714,268	2,112,894	1,979,798
Net Income/(Loss)
Canadian GAAP	(2,628,226)	(599,471)	(305,762)	(23,333)	(203,123)
U.S. GAAP	(2,628,226)	(371,044)	(601,374)	(23,333)	(203,123)
Share capital
Canadian GAAP	8,939,599	3,919,865	2,563,490	2,216,302	1,174,911
U.S. GAAP	8,939,599	3,919,865	2,563,490	2,216,302	1,174,911

Fiscal Years ended December 31,
	2010 $	2009 $	2008 $	2007 $	2006 $
Weighted average number of shares outstanding [2,3] (#)	115,167,175	74,685,353	43,514,800	20,944,235	18,275,825
Earnings (Loss) Per Share 1 2 3
Canadian GAAP	(0.02)	(0.01)	(0.01)	(0.01)	(0.06)
From continued operations	(0.02)	(0.01)	(0.01)	(0.01)	(0.06)
From discontinued operations	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
U.S. GAAP
From continued operations	(0.02)	(0.005)	(0.014)	(0.01)	(0.06)
From discontinued operations	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Cash provided by (used in) operating activities
Canadian GAAP	(780,833)	(344,463)	(212,623)	(29,590)	(95,040)
U.S. GAAP	(780,833)	(344,463)	(508,235)	(29,590)	(95,040)
Investing activities
Canadian GAAP	(16,391)	(545,193)	(799,782)	(150,000)	(2,841)
U.S. GAAP	(16,391)	(545,193)	(504,170)	(150,000)	(2,841)

1

Basic loss per share – Fully diluted loss per share has not been calculated due to its anti-dilutive effect.

2

As of December 21, 2009, we split our share capital on the basis of five new shares for one old share.  The weighted average number of shares outstanding and loss per share have been adjusted to reflect the consolidation.

3

Our shares were consolidated on the basis of five old shares for one new share as of June 13, 2007.  The weighted average number of shares outstanding and loss per share have been adjusted to reflect the consolidation.

Exchange Rates

The following tables set forth, for each of the five most recent financial years, the average rate of exchange for the Canadian dollar, calculated by using the average of the U.S. noon exchange rates per the Bank of Canada for each trading day of the fiscal year.  Such rates are the number of Canadian dollars per one (1) U.S. Dollar.

Year ended December 31,
	2010	2009	2008	2007	2006
Average for Period	$1.0299	$1.1420	$1.0660	$1.0748	$1.1342

The high and low exchange rates for each month during the previous six months, expressed per the Bank of Canada, are as follows:

Month Ended
	June 2011	May 2011	April 2011	March 2011	February 2011	January 2011
High for Period	$0.9908	$0.9816	$0.9722	$0.9974	$0.9984	$1.0060

Low for Period	$0.9672	$0.9513	$0.9521	$0.9704	$0.9788	$0.9881

The noon exchange rate in effect for Canadian dollars exchanged for United States dollars, expressed in terms of Canadian dollars, and published by the Bank of Canada for June 30, 2011, expressed in Canadian dollars, was $0.9643.

B.

Capitalization and Indebtedness

Not applicable.

C.

Reasons for the Offer and Use of Proceeds

Not applicable.

D.

Risk Factors

In addition to other information and other risk factors set forth elsewhere in this Annual Report, the following risk factors should be carefully considered in evaluating our business because such risks could have a significant impact on our business, operating results and financial condition.

An investment in our securities is highly speculative and involves a high degree of risk and should only be made by investors who can afford to lose their entire investment.

Prior to making an investment decision, investors should consider the investment risks set forth below and those described elsewhere in this document, which are in addition to the usual risks associated with an investment in a business at an early stage of development.  The risk factors set forth below are believed to be important in that they may have a material impact upon our future financial performance and could cause actual results to differ materially from those expressed in any forward-looking statement we make. Note that unknown factors, not discussed in this annual report, could also have a material adverse effect on our actual financial and other results. If any of these risks, or circumstances or other risks and uncertainties of which we are currently unaware or which we do not currently consider to be material in connection with our business, actually occur, our assets, liabilities, financial condition, results of operations (including future results of operations), business and business prospects, are likely to be materially and adversely affected.  In such circumstances, the price of our securities could decline and investors may lose all or part of their investment.

Additional capital requirements

We have and may continue to have capital requirements in excess of our currently available resources.  In the event (i) our plans or assumptions change or prove inaccurate or (ii) our capital resources in addition to projected cash flow, if any, prove to be insufficient to fund operations, we could be required to seek additional financing sooner than currently anticipated.  To the extent that any such financing involves the sale of our equity securities, the interests of our then existing shareholders could be diluted.  There can be no assurance that such financing will be available to us on terms acceptable to us, if at all.  If such financing is not available, we may not be able to, or may be delayed in, continuing to commercialize our products and services.

Loss of any directors or officers

We depend on key personnel whose loss of service would have an adverse effect. We depend on our Chief Technology Office, Dr. Alex Bogdan, our Chief Executive Officer, James McGovern, our Chairman, Todd Halpern and our Vice-Chair, Richard Schaeffer, for the success of our intended business plan. The loss of their services would have a materially adverse effect upon our future operating profits and prospects and could cause significant delays in our carrying on business or hinder our ability to continue carrying on our business.

Issuance of additional shares would dilute the interests of existing shareholders

We are authorized to issue an unlimited number of Common Shares.  On December 31, 2010, we had 124,862,860 Common Shares issued and outstanding and on June 30, 2011, we had 257,212,934 Common Shares issued and outstanding.  Our Board has the power to issue additional shares and may in the future issue shares to raise additional capital needed to meet requirements, including the acquisition of products, equipment or properties, or for other corporate purposes.  Any issuance by us would dilute the interest of existing shareholders.

Officers and Directors may be indemnified against certain securities liabilities

The BCBCA permits us to indemnify any Director, officer, agent and/or employee for certain securities liabilities.  We may also purchase and maintain insurance on behalf of any such persons whether or not we are permitted to indemnify them for such losses.  This could result in substantial expenditures by us and prevent any recovery from such officers, Directors, agents and employees for losses incurred by us as a result of their actions.  We have been advised that in the opinion of the SEC, indemnification is against public policy as expressed in the U.S. Securities Act, and is, therefore, unenforceable under applicable laws in the United States.

Our Common Shares are considered penny stocks and are subject to the Penny Stock Rules

Rules 15g-1 through 15g-9 under the Securities Exchange Act of 1934 impose sales practice and disclosure requirements on certain brokers-dealers who engage in certain transactions involving a “penny stock.” Subject to certain exceptions, a penny stock generally includes any equity security not traded on an exchange or quoted on NASDAQ that has a market price of less than US$5.00 per share. Our shares are expected to be deemed penny stock for the purposes of the Exchange Act.  The additional sales practice and disclosure requirements imposed upon brokers-dealers may discourage broker-dealers from effecting transactions in our shares, which could severely limit the market liquidity of the shares and impede the sale of the shares in the secondary market.

Under the penny stock regulations, a broker-dealer selling penny stock, except in limited circumstances prescribed under U.S. federal securities laws, must make a special suitability determination for the purchaser and must receive the purchaser's written consent to the transaction prior to sale, unless the broker-dealer or the transaction is otherwise exempt.  In addition, the penny stock regulations require the broker-dealer to deliver, prior to any transaction involving a penny stock, a disclosure schedule relating to the penny stock market, unless the broker-dealer or the transaction is otherwise exempt.  A broker-dealer is also required to disclose commissions payable to the broker-dealer and the registered representative and current quotations for the securities.  Finally, a broker-dealer is required to send monthly statements disclosing recent price information with respect to the penny stock held in a customer's account and information with respect to the limited market in penny stocks.

Enforcement of Civil Liabilities

We are incorporated under the laws of British Columbia, Canada and most of our Directors and officers are residents of Canada. Consequently, it may be difficult for United States investors to affect service of process within the United States upon us or upon those Directors or officers who are not residents of the United States, or to realize in the United States upon judgments of United States courts predicated upon civil liabilities under the United States federal or state securities laws.  A judgment of a U.S. federal or state court predicated solely upon such civil liabilities may be enforceable in Canada by a Canadian court if the U.S. court in which the judgment was obtained had jurisdiction in the matter, as determined by the

Canadian court.  There is substantial doubt whether an original action could be brought successfully in Canada against any of such persons or our company predicated solely upon such civil liabilities.

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

Recent disruptions in international credit markets and other financial systems and deterioration of global economic conditions

Since 2007, the U.S. credit markets experienced serious disruption due to a deterioration in residential property values, defaults and delinquencies in the residential mortgage market and a decline in the value and credit quality of mortgage-backed securities.  Other adverse events include delinquencies in non-mortgage consumer credit and a general decline in consumer confidence.  These conditions worsened in 2008 and have continued through 2011, contributing to reduced confidence in credit and financial markets around the world and the collapse of, and governmental intervention in, major financial institutions.  Asset price volatility and solvency concerns have increased, and there has been less liquidity, a widening of credit spreads, a lack of price transparency, increased credit losses and tighter credit conditions.  Notwithstanding various government actions, concerns about the general condition of the capital markets, financial instruments and financial institutions persist, and stock markets have declined substantially.

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

We are also exposed to liquidity risks in meeting our operating and capital expenditure requirements in instances where cash positions are unable to be maintained or appropriate financing is unavailable. These factors may impact our ability to obtain loans and other credit facilities in the future and on favourable terms.  If these increased levels of volatility and market turmoil continue, our operations could be adversely impacted and the trading price of our Common Shares could be adversely affected.

The market price of our Common Shares may be subject to wide price fluctuations

The market price of our Common Shares may be subject to wide fluctuations in response to many factors, including news announcements on our financial position, financial results and business developments, technical developments and innovations, competitors or third parties, industry developments in high-technology companies in general or securities trading software companies and securities trading platforms more particularly, on general stock market conditions, changes in interest rates or general economic conditions, unexpected and extreme general stock market price and volume fluctuations, a lack of share volume liquidity, or legislative changes and other events outside of our control may individually or collectively have the effect of causing substantial fluctuations in the traded price of our common shares.

Changes in the trading price of our shares may be unrelated to our performance or future prospects. In addition, investors in our shares may lose their entire investment if we incur large trading losses or if we fail in our business.

Our stock is ‘thinly-traded’ meaning that the number of persons interested in purchasing our common stock at or near ask prices may be relatively small.

Our common stock is “thinly-traded”, meaning that the number of persons interested in purchasing our common stock at or near ask prices at any given time may be relatively small or non-existent. This situation is attributable to a number of factors, including the fact that we are a small company which is relatively unknown to stock analysts, stock brokers, institutional investors and others in the investment community that generate or influence sales volume. As a consequence, there may be periods of several days or more when trading activity in our common stock is minimal or non-existent. We cannot give any assurance that a broader or more active public trading market for our common stock will develop or be sustained, or that current trading levels will be sustained. Due to these conditions, we can give no assurance that holders of our common shares will be able to sell their shares at or near ask prices or at all if they desire to liquidate their shares.

Our intellectual property may not be appropriately protected and we may be infringing upon the proprietary rights of third parties.

We depend on our ability to protect the core proprietary software technologies we have developed. In this regard, we rely on a combination of trade secrets, technical complexity, common law copyright and trademark protection, licensing agreements, password protection and software encryption schemes, as well as on the physical security of our source code. Despite these measures and precautions, it may be possible for an unauthorized third-party to copy our core technologies and either offer them to the marketplace as its own, or to use them without paying. To date, we have not sought to obtain copyright registration or patent protection for any of our software products, though we may do so in the future. There can be no assurance, however, that such registration will be granted if applied for. Also, certain aspects of our software products are not subject to intellectual property protection in law, and to the extent such protection might be available, practical and legal distinctions may apply in different jurisdictions. In addition, there can be no assurance that competitors will not develop similar technology, products and services, and if they do, this could reduce the value of our proprietary technology and our ability to effectively compete.

Although we believe that we have the right to use all of the intellectual property incorporated in our software products, third parties may claim that our software products violate their proprietary rights, including copyrights and patents. The cost of litigation necessary to defend our right to use the intellectual property incorporated in our software products may be prohibitive. If any such claims are made and found to be valid or we determine it prudent to settle any such claims, we may have to re-engineer our software products or obtain licenses from third parties to continue offering our software products or in whole or in part cease using such technology. Any efforts to re-engineer our software products or obtain licenses from third parties or cease using such technology may not be successful and could substantially increase our costs and have a material adverse effect on our business, financial condition and results of operations.

We operate in a highly competitive market

The financial services market is intensely competitive and characterized by the existence of larger established trading and trading software companies along with the frequent entry of new competitors and introductions of new software programs, features and technical innovations. Numerous competitors are already established in this marketplace. Many of these companies may have greater resources, and recognition than us. In addition, there can be no assurance that we will be successful in our efforts, or, if successful, that we will have the resources to sustain any early growth or market penetration we may achieve.

In addition, the market for online trading of stocks and related services accessible to personal computer users is changing rapidly. The applications growth and emergence of the Internet as a low-cost source of worldwide financial market data, subscriptions, trade execution and research services, has already threatened the existence of established data and information vendors, as well as full-service brokers. This creates technical, competitive and business trends, the outcomes of which are uncertain and which may adversely affect our business.

We may be a Passive Foreign Investment Company, which may result in material adverse U.S. federal income tax consequences to U.S. investors.

Investors in our Common Shares that are U.S. taxpayers should be aware that we may be a “passive foreign investment company” under Section 1297(a) of the U.S. Internal Revenue Code (a “PFIC”).  See “Item 10.E. Taxation - United States Federal Income Tax Consequences” for a more detailed discussion of material United States federal income tax consequences for U.S. shareholders.

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

Discretionary Court Order Rectifying certain Filings with the B.C. Registry

It appears that we did not complete certain required filings with the B.C. Registry in 2009 and are currently pursuing an Application to the Court under Section 68 of the BCBCA validating the creation and issuance of the Common Shares and the Preferred Shares on the grounds that it is just and equitable to do so given that the failure to make the required filings was in error.  Though we anticipate that the court order will be obtained, the judge has discretion regarding whether or not to grant the relief that we are seeking.  In the event the order we are seeking is not granted, it will be extremely difficult to reconcile our share registry and determine who our shareholders are.

ITEM 4.

INFORMATION ON THE COMPANY

A.

History and Development of the Company

Our company has been operating in the software business since early 2010.  We have three key software products, including (i) Stealth, a sentiment based proprietary trading system, acquired in May 2010 from MGS; (ii) ENAJ Software, a black-box technology, acquired in May 2010 from ENAJ; and (iii) two additional black-box technologies, known as Trend Crawler and Virtual Condor, which we are currently developing through the integration of aspects of the Stealth technology into black-box software.

Our company was incorporated in British Columbia, Canada, by registration of our memorandum and articles under the British Columbia Company Act (since replaced by the BCBCA) on September 15, 1987, under the name Grand Resources Inc.  Since our inception, our company has undergone a variety of corporate name changes and stock splits and consolidations.  We changed our name to Bay Street Ventures Inc. effective November 18, 1987.  Subsequently, we changed our name to Cenco Petroleum Ltd. effective September 20, 1991.  On August 7, 1996, we changed our name to IGC Internet Gaming Corporation and concurrently subdivided our share capital on the basis of one and one-half old shares for one new share.

We changed our name to IGN Internet Global Network Inc. effective November 21, 1996 and on September 23, 2003 we changed our name to AssistGlobal Technologies Corp. and concurrently subdivided our share capital on the basis of three old shares for one new share.

On July 5, 2005, we changed our name to Bassett Ventures Inc. and concurrently consolidated our share capital on the basis of four old shares for one new share.  On June 13, 2007 we changed our name to Arris Resources Inc. and concurrently consolidated our share capital on the basis of five old shares for one new share.

Effective December 21, 2009 we changed our name to RTN Stealth Software Inc. and subsequently carried out a five-for-one share split of our Common Shares.

On March 30, 2011, we received shareholder approval to continue out of British Columbia, Canada, into Ontario, Canada under the OBCA and, effective April 5, 2011, changed our name to Quantitative Alpha Trading Inc.  The continuation into Ontario has not been finalized as at the date of this document.

Our principal executive office is located at 40 Village Centre Place, Suite 300, Mississauga, Ontario, L4Z 1V9, telephone: (905) 629-1333.  Our registered and records office is 2900 - 550 Burrard Street, Vancouver, BC  V6C 0A3.

Clarification and Rectification of Shareholder Record

It appears that we did not complete certain required filings with the Registrar of Companies for British Columbia in 2009 in relation to our (i) change of our name from “Arris Resources Inc.” to “RTN Stealth Software Inc.”; (ii) the alteration of our authorized share structure (the creation of the Common Shares and the Preferred Shares) and (iii) 5:1 split of Common Shares approved by the shareholders as part of the arrangement that resulted in our current share capitalization.  The Board has instructed legal counsel to proceed with an application for Order of the Court pursuant to, inter alia, Section 68 of the BCBCA validating the creation and issuance of the Common Shares and the Preferred Shares on the grounds that it is just and equitable to do so given that the failure to make the required filings was in error.

Although we expect we will be granted the court order that we are seeking, whether or not such relief will be granted is in the discretion of the court.  In the event that we are not successful in obtaining the court order, our capitalization will be uncertain and we will have difficulty determining who our shareholders are.

Important Events in the Development of  our Software Business

Stealth License Agreement

On January 19, 2010, we entered into the License Agreement with MGS, whereby we acquired a fully-supported exclusive perpetual license to Stealth in consideration for the issuance of 5,000,000 Class B Preferred Series 1 shares to the shareholders of MGS.  In connection with the License Agreement transaction, a finder’s fee of 250,000 Class B Preferred Series 1 shares was paid to Tidal Wave Capital Inc., a company controlled by Nikolas Perrault, a Director of the Company at the time of the transaction. See Item 6.10 “Related Party Transactions”.

The Class B Preferred Series 1 shares issued to the shareholders of MGS were, pursuant to their original terms, convertible into ten Common Shares for every one Class B Preferred Series 1 share held upon cumulative revenues derived from Stealth license reaching a total of $20,000,000 (“Conversion Event”). As further consideration, we agreed to make royalty payments to MGS in an amount equal to 3.5% of gross revenues received from the sales of sublicenses of Stealth after the deduction of third-party fees, costs and commissions due and payable.  The obligation to make such royalty payments was subsequently cancelled as part of our acquisition of MGS’ assets.  See “Acquisition of Assets of MGS and EMC-ALGO Software Suite”.

We subsequently acquired Stealth from MGS in May 2010 and, accordingly, the License Agreement was cancelled.

Acquisition of Assets- Stealth and EMC-ALGO Software Suite

In May, 2010, we acquired two software systems as follows:

1.

We acquired all of the assets of MGS, including Stealth and a wide variety of proprietary automated trading systems, market indicators, trade execution platforms and money management software, including a very unique robotic trading station that can support over 1,000 different securities (the “MGS Transaction”).  In addition to Stealth, MGS’ order execution interface is among the fastest and most efficient in the industry.

2.

We purchased the EMC-ALGO Software Suite (the “ENAJ Transaction”) from ENAJ.  The ENAJ Software adds value and diversity to our trading software offering.  The system seeks returns based on pricing discrepancies and sudden marketplace changes that occur on an intraday basis in the futures markets.

As part of the MGS Transaction, we issued 20,000,000 Common Shares to MGS shareholders, which shares are subject to escrow restrictions, to be released in four equal tranches at 6, 9, 12, and 15 month intervals commencing from May 15, 2010, and we assumed four promissory notes, in an amount totalling $2,503,500, owed by MGS (the “Promissory Notes”), as the consideration of the acquisition of Stealth.

In addition, the exclusive and perpetual license to market Stealth that was acquired in January 2010 was cancelled upon the completion of the acquisition of Stealth.

The details of the Promissory Notes assumed are as follows:

Promissory Notes	Principal & Interest Due Date	Interest Rate	Other Terms
Principal total: $350,000.00 US$953,606.00 US$953,606.00 US$150,000.00	May 15, 2012	Bank of Canada prime Rate + 1%/annum, Compounded annually	Shall be paid in full prior to repayment of any and all other shareholder loans

On January 10, 2011, the terms of the Promissory Notes were amended to permit us to repay the principal and interest thereon at any time up to and including March 31, 2011, by issuing Common Shares at a price per share of $0.0525.  On March 31, 2011, we exercised our rights under the Promissory Notes and issued 47,370,100 Common Shares to the holders of the Promissory Notes in full and final satisfaction of US$2,486,930.28 in principal and interest then owing under the Promissory Notes.  The holders of the Promissory Notes included a group of investors led by Todd Halpern, Chairman and a Director of our company. For the purpose of completing the transaction with an effective date of March 31, 2011, the parties agreed to a settlement date of March 23, 2011 and that the CDN/US dollar exchange rate would be deemed to be 1:1.

As part of the ENAJ Transaction, we issued 2,500,000 Common Shares at a deemed value of $0.25 per share on May 17, 2010, which shares are subject to escrow restrictions, to be released in four equal tranches at 6, 9, 12 and 15 month intervals from May 17, 2010.  Also as part of the ENAJ Transaction, we entered into a management agreement with Michael Boulter, the founder and chief technology officer of ENAJ, whereby Mr. Boulter was appointed as the President and Chief Operating Officer of our company for a minimum of three years and was issued 2,500,000 Common Shares as compensation. The 2,500,000 Common Shares are subject to escrow restrictions, to be released in four equal tranches at 12, 24 and 36 month intervals from May 17, 2010. Mr. Boulter has since resigned as President of our company.

Important Events in the Development of our Business Prior to Entering the Software Industry

Prior to 2010, our company was engaged in a variety of other businesses, including the mining and oil and gas exploration industries.  Our company is no longer active in these industries, and a brief overview of the significant transactions leading to the transition away from our prior business operations to the software industry follows:

Plan of Arrangement with Incana Investments Inc.

On May 19, 2009, we (then operating as Arris Resources Inc.) entered into an arrangement agreement with Incana Investments Inc. (“InCana”). Under this arrangement, we proceeded with a corporate restructuring by way of statutory plan to transfer cash of $100,000 and to assign our interest in a certain property contract to purchase a development property in British Columbia for $677,000 to InCana.  This arrangement was approved by our shareholders on June 19, 2009.

The corporate restructuring, which was completed on October 2, 2009, was carried out as follows:

1.

transfer of $100,000 in cash and assignment of a certain property contract to InCana in exchange for 15,083,372 InCana shares (the “InCana Shares”).

2.

change in authorized share capital by:

(a)

altering the identifying name of our common shares to Class A Common Shares without par value (the “ARI Class A Shares”);

(b)

creating a new class of common shares in our company (the “New Shares”); and

(c)

creating a class of Class A preferred shares without par value (the “ARI Class A Preferred Shares”).

3.

Each ARI Class A Share was exchanged for one New Share and one ARI Class A Preferred Share.

4.

Redemption of the issued ARI Class A Preferred Shares in exchange for the InCana Shares on a one for one basis.

Plan of Arrangement with Arris Holdings Inc., CLI Resources Inc. and QMI Seismic Inc.

On November 2, 2009, we (then operating as Arris Resources Inc.) entered into the Arrangement Agreement with three former wholly-owned subsidiaries, being Arris Holdings Inc. (“AHI”), CLI Resources Inc. (“CLI”) and QMI Seismic Inc. (“QMI”), whereby we would execute a spin-out transaction, with each becoming a reporting issuer in Canada and each acquiring an asset from us in exchange for Common Shares (the “Distributed Shares”) of the respective subsidiary.

The change in corporate structure was effective on January 5, 2010, as of December 21, 2009 we changed our name to RTN Stealth Software Inc. with the sequence of events as summarized below:

1.

The identifying name of our Common Shares was altered to Class A Common Shares without par value, being the RTN Class A Common Shares.

2.

A class consisting of an unlimited number of common shares of our company without par value (the “Common Shares’’) and a class consisting of Class A Preferred Shares (the “RTN Class A Preferred Share”) were created.

3.

Each issued RTN Class A Common Share was exchanged for one Common Share and one RTN Class A Preferred Share (with no par value). The RTN Class A Common Shares were then eliminated upon the completion of the Arrangement Agreement.

4.

We transferred our interest in five mineral claims in Atlin, British Columbia to CLI; an agreement with a British Columbia manufacturing company to distribute its earthquake sensor products in India to QMI; and all of the Company’s marketable securities to AHI in the consideration for 17,583,372 common shares of each of CLI, QMI, and AHI (collectively known as “Distributed Shares”) issued by the three former subsidiaries respectively.

5.

We redeemed the issued RTN Class A Preferred Shares for consideration consisting solely of the Distributed Shares. Each shareholder of record as of the close of business on November 5, 2009, being the share distribution record date, received its pro-rata share of the Distributed Shares.  RTN Class A Preferred Shares were then eliminated upon the completion of the Arrangement Agreement.

Acquisition of Oil Property

In February 2007 we (then operating as Basset Ventures Inc.) entered into a purchase and sale agreement with Arctos Petroleum Corp. (“Arctos”) whereby Arctos agreed to sell to us a 30% working interest in 64 gross Ha (19.2 Net Ha) of onshore P&NG rights and a 40% interest in an oil battery in Alexander, Alberta, located 75 kilometres northwest of Edmonton, Alberta.  We did not contribute towards the project and were in a non-participation penalty position on both the well and the battery.  As a result, we wrote down the investment to $1 for the year ended December 31, 2009.

Recent Financings

Private Placement October 2010

In October 2010, we completed a private placement and issued a total of 321,000 units at a price of $0.35 per unit for gross proceeds of $112,350. Each unit consists of one common share and one common share purchase warrant. Each common share purchase warrant entitles the holder to purchase, up to March 12, 2012, one additional common share at an exercise price of $0.40.  We issued 16,800 warrants as finder’s fees for this private placement.

Private Placement January 2011

On January 19, 2011, we completed a non-brokered private placement for gross proceeds of $500,000.  Pursuant to the private placement, we issued 9,523,809 units at a purchase price of $0.0525 per unit. Each unit consists of one common share and four common share purchase warrants. Each whole warrant entitles its holder to purchase one additional common share at an exercise price of $0.0525 until March 31, 2011. These warrants were exercised prior to their expiry resulting in additional gross proceeds of approximately $2,000,000.

B.

Business Overview

We are a reporting issuer in Canada and trade in Canada on the Canadian National Stock Exchange under the symbol “QAT”.  We have been in the software business and, more specifically, developing and monitoring real-time, intraday, trading software as a service to money managers since January 2010.  To date, we have two completed software suites, namely Stealth and the ENAJ Software, and are currently developing additional black-box systems based on our Stealth software, which are the Trend Crawler and  the Virtual Condor.

Stealth

In development for almost two decades, Stealth is a robotic tool for quantitative trading that provides real-time electronic order book information, in a proprietary format, and puts that information into a context that allows for robotic order execution.  The system does this by quantitatively measuring tick by tick changes throughout the trading day in the electronic order book for any security that trades with an electronic order book.

The Stealth platform analyzes current market information in a unique way by using the flow rate of buy and sell orders placed in real time by all traders using the electronic trading book.  These orders are weighted by their proximity to inside bid/ask levels, their size and the time elapsed since order origination.

Keeping the pace of modern electronic markets in mind, programmers developed a system that seeks to robotically anticipate changes in market sentiment the second they happen and profit by reacting instantly.

The Stealth approach is unique in the marketplace.  It is based not only on the analysis of trends, but on the measurement of changes in the electronic order book.  Dr. Alex Bogdan, who spent nearly a decade developing this software, believes that we represent a paradigm shift in the computerized trading industry as we use revolutionary principles of mathematical psychology and sophisticated trading systems which account for human psychology to support the decision making process for active traders.

Our software uses a linked series of computer programs to analyze securities market data in real time.  Buy or sell orders over electronic securities exchanges are directly executed while monitoring the status of every trade within a given portfolio throughout the trading day.

Our Stealth system seeks to generate trading profits by robotically anticipating changes in market sentiment.  The system, which can be applied to any type of security that trades electronically, identifies and exploits discrepancies in the distribution of prices within a specified time frame.

Data collection, buy or sell decisions and order execution are initiated by the system, which may enter a specific trade from the long or short side and close out the position with the opposite trade (short or long) at any time during the trading day.

ENAJ Software

We purchased the raw form of the ENAJ Software from ENAJ in the ENAJ Transaction referred to above.  Since then, our developers have greatly enhanced the ENAJ Software.  The ENAJ Software trades S&P 500 E-mini futures contracts.  Data collection, buy or sell decisions and order execution are entirely made by the computational model which may enter a specific trade from the long or short side and close out that position with the opposite trade (short or long) at any time during the trading day. The model identifies and exploits discrepancies in the distribution of prices of the S&P 500 E-mini futures within a specified time frame.

Additional Black-Box Technologies

We are developing two quantitative or black-box systems for distribution to institutional and retail investors.  The systems are called “Trend Crawler” (a market bias based system) and “Virtual Condor” (a statistical arbitrage system).  These systems incorporate aspects of our Stealth technology and are expected to undergo testing in order to be ready for distribution in 2011.

Narrative Description of the Business

We are embarking upon a new business strategy.  In the past, while operating as RTN, we pursued a strategy of selling software via a monthly subscription service to individual or institutional investors.  Going forward, we are focused on building a suite of quantitative, black box strategies that will be marketed to investors globally via strategic partnerships and continuing to develop Stealth for use in trading by us or licensing an institutional partner to trade using Stealth.  We plan to earn revenue at the outset by licensing our systems to strategic partners and earning a percentage of the management fee that our strategic partners earn from their clients in exchange for use of our software systems. We believe our systems will grow as returns are generated and assets are traded with our software.

With respect to the importance of identifiable intangible properties, we believe that effective public relations and an associated branding strategy are important to build both confidence in the products and in the shareholders of the firm.  Our software is our only product and is fundamental to our business.

Our business is neither cyclical nor seasonal.

Strategic Partner

To further the objective of marketing our quantitative systems and to earn revenues, we are expecting to license the systems to a strategic partner who in turn will distribute, manage and promote a number of fund offerings.  The strategic partner will be an institutional investor with an established business and client base, and would be responsible for all facets of investment management, including but not limited to compliance, client reporting and service.  The strategic partner would have access to the use of our software for trading purposes, and in turn, would pay to us a percentage of the management fee which they receive from each client.

We believe the benefits to us of a licensing arrangement would be:

(a)

to allow us to focus on developing our trading systems;

(b)

we would not have to be registered with government regulators;

(c)

we would be able to control costs by outsourcing marketing and sales costs;

(d)

we would benefit from the reputation/credibility of the licensee; and

(e)

we would earn a share of the fees charged by the licensee.

We expect to secure a licensing partner in 2011 for the Stealth and ENAJ Systems.  Upon the completion of the development and testing of our other black-box technologies, the Trend Crawler and Virtual Condor, we also hope to enter into a licensing agreement to earn revenues from these products.

Business Objectives

Our business objectives for the next 12 months are:

●

to establish a proactive distribution strategy for North America and Europe;

●

continue research and development for the purposes of improving existing products and developing new products;

●

actively market our Stealth system and ENAJ Software as a service to institutional investors and proprietary traders; and

●

to implement a New York satellite office to allow for interested parties to review, assess, and potentially trade with our systems.

Significant Events and Milestones

We intend to test the Virtual Condor and Trend Crawler systems, which operate by incorporating aspects of the Stealth system into the black-box technology, with up to $750,000 of capital as approved by our

Board.  The results of this test will help determine whether we will (a) actively market to institutional investors; or (b) continue to incur research and development costs to improve the black-box software.

We believe that the ENAJ Software and Stealth systems can begin earning revenue immediately upon entering into a successful licensing arrangement.  We expect that a license agreement for the Stealth system can be entered into in the near future.

Research and development of our software will continue throughout 2011.  We expect that the Trend Crawler and the Virtual Condor will be completed and tested this year.  We have sufficient working capital to complete the research and development projects to meet our twelve month business objectives.  An additional cost associated with these projects is the procurement of certain data fees costing up to $6,000 per month.

Marketing to institutional investors and proprietary traders will continue throughout 2011 and will not require additional capital.

We have entered into a lease for a New York satellite office and Mr. Richard Schaeffer, a Director, has agreed to assist with our U.S. corporate development strategy.  We believe that it would be highly advantageous to hire a senior person to work with him, reporting to the Chief Executive Officer, to develop this opportunity along with numerous technical/operational initiatives.  We expect the cost for this individual will be in the range of $225,000 to $250,000 per year, with additional bonuses available based on performance.  The cost of the New York satellite office will be approximately US$3,400 per month.  There will be an additional cost of approximately $20,000 annually for office administration matters.

We will incur legal fees and other expenses in connection with (a) an application for listing our Common Shares on the TSX.V; (b) the delisting of our Common Shares from the Frankfurt Exchange; (c) seeking the rectification order with respect to the prior failure to make requisite filings with the B.C. Registry; and (d) corporate secretary services.

We have decided to apply to have our shares listed on the TSX.V in order to enhance investor access to information about our company and to increase the visibility of our company to shareholders and investors more generally.  We feel that the TSX.V will provide enhanced exposure of our company to a wider range of shareholders.

Raise Additional Capital

See the description of private placements completed in October 2010 and January 2011, in section 4, Recent Financings above.  If we are not successful in securing a licensing arrangement for our software by March of 2012, we will need to raise additional funds in order to meet future operating expenses.

Continued Research and Development

In February 2010, we retained the exclusive services of Dr. Bogdan, the scientist who led the research team during the nine year development of Stealth.  Dr. Bogdan entered into a non-disclosure and non-compete agreement with our company.  Dr. Bogdan is responsible for the coordination of efforts by our various software development teams involved in the commercial launch of the platform.  He holds a PhD in artificial intelligence and cybernetics, a master’s degree in power electronics and a bachelor’s degree in mathematical psychology. Dr. Bogdan is also a Director of our company.

In May 2010, we entered into a management agreement with Michael Boulter whereby he accepted the position of President and Chief Operating Officer of our company for a minimum of three years.  Mr. Boulter subsequently resigned as President, but remains the Chief Operating Officer and Vice-President of our company. Mr. Boulter is also the founder of ENAJ and brings over 20 years of experience to his position with our company. Mr. Boulter is also a Director.

In 2011, we consolidated all our operations in Mississauga, Ontario, where MGS has its offices, along with its trading and research and development centre.

2011 Sales Targets

With the change in management, the satisfaction of the Promissory Note debt and completion of a private placement in 2011, we are now in a position to further our business plan and sales targets for the upcoming fiscal year. We are in the process of finalizing a business plan and a sales and marketing strategy.

Operational Funding

We have not yet generated any revenues from the sale of our software products.  To date, all of our operational funding has been derived from the sale of equities or from borrowed funds.  To execute our growth strategy, we will require additional funding which we plan to acquire through software licensing arrangements described above.

As of June 30, 2011, we had total funds available of approximately $1,950,000 and working capital of approximately $1,880,000.

We do not intend to raise additional capital at this time.  We intend to obtain funds to achieve our objectives by entering into a license arrangement with an institutional partner for the use of Stealth or the ENAJ Software.

The funds will be used in the following manner:

Proposed Use of Funds
Funds for trading trials	$750,000
Facility and IT maintenance costs	$120,000
Working capital for corporate administration and marketing	$280,000
Investment in hardware	$30,000
Wages and salaries relating to software development, corporate administration, marketing and distribution strategy	$700,000
Total	$1,880,000

Distribution and Marketing

Our distribution of Stealth and the ENAJ Software is restricted.  The only way to gain access to the software is by investing in funds that are authorized users of our software through a license agreement.  It is expected that the Stealth system will be the focus of our distribution strategy.

Relationship Optimization

Gaining access to institutional investors is important for us and, among other things, we intend to build on and foster personal relationships of management and members of the Board and use full marketing efforts in order to market our products to institutional investors.

Advertising

We have not made advertising part of our regular marketing strategy in the past but may use selected publications to target desired audiences, which are institutional investors interested in entering into a service agreement to use our software. We are considering outsourcing marketing and sales and we will be relying on strategic partnerships through license agreements that we enter into for promotion and marketing.

In summary, the distribution plan is twofold:

●

access to institutional investors through personal relationships of management and members of the Board and through advertising in selected publications in order to secure a licensing arrangement with a strategic partner; and

●

market to investors globally via strategic partnerships.

Developing our brand name for the rollout of future software services will be critical to the success of our business.

Products and Services

We are conducting our own research and development.  The research and development of Stealth and the ENAJ Software is complete; however we are consistently testing and fine tuning our products for the purpose of applying the technology from our Stealth system to our other products and to continually be in a position to improve our software.  We expect that the testing of the Trend Crawler and the Virtual Condor will take place over the course of 2011.

Production and Sales

We will provide access to our software through license agreements with institutional investors and strategic partners.  In addition, we will make use of our New York satellite office to showcase our systems to additional potential institutional investors and strategic partners and to increase exposure to our company and our software systems, but we do not currently have a dependence on foreign operations.

Given our complex software and research and development needs, specialized skill and knowledge requirements are fundamental to our company. We have such skill and knowledge available to us with our current Board and senior management.

We believe that it is unlikely that our business would be affected in the twelve months following the date of this Form 20-F Annual Report by renegotiation or termination of any contracts or sub-contracts because we are not substantially dependent on any current contracts.  However, we intend to enter into a license agreement upon which we will be substantially dependent upon as a source of revenue in the future.

We are not subject to environmental protection requirements, and we do not expect to be affected by environmental protection requirements in the future.

In addition to the full-time engagement of Alex Bogdan and Michael Boulter, we currently employ three individuals as computer programmers and one individual to handle our information technology and connectivity.

Competitive Conditions

A large number of trading software applications compete with our products, many of which are created by larger companies with significantly more resources.  However, we believe our systems are unique among our competitors in that our systems rely upon the principles of mathematical psychology and sophisticated trading systems which account for human psychology to support the decision making process.  While other trading software relies on an analysis of trends; our software responds to real time changes to the electronic order book as well.

We believe the following four factors are fundamental to the competitive success for our business:

1.

Offer a Sophisticated Product

Our software is designed for sophisticated investors looking for an enhanced product that will meet their active trading needs.  The Stealth System is unique in that it relies on sentiment based trading and is best suited to institutional investors and proprietary traders.

2.

Reinvestment in New Technology

We will need to constantly reinvest in new technology to increase speed of the product and to trade a wider variety of instruments.  In addition, it will be important for us to be constantly up to date on any advancements or policies affecting the industry in order to stay ahead of changes to the industry and stay current as the industry develops.

3.

Brand Recognition

We actively work to achieve brand recognition and to make Stealth synonymous with the best in trading software. We will seek to accomplish this through our strategic partners and the implementation of a marketing program.

4.

Reliability

We conduct extensive beta-testing of our products and work to improve performance reliability of our products on an ongoing basis.  We believe that redundancy is important and have back up and fail safe systems in place at our head office.  All databases and servers are backed up using a third party server.  All servers and workstations also have battery backups.

Investment Policies and Lending Restrictions

We do not have any formal investment policies in place; however, funds that have been invested for testing our software will be traded with the objective of proving specific models that have been quality control tested and that have been successful on paper trading systems.

Historical

We were previously engaged in the business of resource exploration and a description of the history can be found above.

C.

Organizational Structure

We have two wholly-owned subsidiaries, being (1) Arris Minerals Inc., a British Columbia company, which is currently inactive; and (2) Arris Oil and Gas Inc., a British Columbia company, which is currently inactive.

D.

Property, Plants and Equipment

Our principal executive offices and corporate offices are located at 40 Village Centre Place, Suite 300, Mississauga, Ontario, L4Z 1V9.  We currently lease this office space from Bateman Mackay LLP for $2,000 per month on a monthly basis.  John Doma, our Chief Financial Officer is the managing partner of Bateman Mackay LLP.  Beginning in March, 2011, we entered into a one year lease for office space in New York for US$3,400 per month.

Our equipment consists of computer equipment located at our offices in New York and Mississauga.

ITEM 4A

UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our financial condition, changes in financial condition and results of operations as at December 31, 2010, 2009 and 2008 should be read in conjunction with our audited consolidated financial statements and related notes included herein for the fiscal year ended December 31, 2010 and 2009 and with our audited consolidated financial statements and related notes for the fiscal year ended December 31, 2008, as previously filed.  Unless expressly stated otherwise, all references to dollar amounts in this section are Canadian dollars.

A reconciliation of our financial statements to U.S. GAAP is set forth in Note 18 of the audited financial statements as of December 31, 2010 included herein at Part IV – Item 17.

A.

Operating Results

A comparison of the results of operations for the fiscal years ended December 31, 2010, 2009, and 2008 are as follows:

Year Ended December 31, 2010 as compared to Year Ended December 31, 2009

We reported a net loss of $2,628,226 ($0.02 per share) for the year ended December 31, 2010 as compared to a net loss of $599,471 ($0.01 per share) for the year ended December 31, 2009.  Significant changes between the 2010 and 2009 year leading to the increase of the net loss are advertising and promotion, bank charges and interest, management consulting and administrative, office expenses, professional fees and stock based compensation offset by an increase in foreign exchange gain.

Advertising and promotion costs increased to $51,672 from $ 2,041 in 2009 as result of our efforts in promoting the Stealth and to a lesser extent, the ENAJ and black-box software. Bank charges and interest increased to $64,458 from $999 in 2009 as a result of the interest on the notes payable.

Management, consulting and administrative fees increased to $387,323 from $112,205 for 2009.  In the current year, we engaged more consultants to maintain and develop the trading software resulting in higher consulting fees. Office expenses have increased to $36,344 from $3,252 for 2009 as a result of our moving offices and additional courier, office supplies, web design and telephone costs.

Professional fees increased to $157,584 from $73,491 for 2009. This increase was a result of the corporate restructuring during the year.

Stock based compensation has increased to $1,866,273 from $47,360 for 2009. This increase was a result of our awarding our directors, officers, employees and consultants a total of 5,650,000 stock options at an exercise price of $0.32 in February 2010. The 5,650,000 granted options had a fair value of $1,736,064 and we recognized $1,736,064 in stock-based compensation expense. In addition, $130,209 in stock-based compensation expense relates to the amortization of the management agreement as described in the acquisition of new business section above.

Foreign exchange gain increased to $108,150 from $548 in 2009 as a result of US dollar denominated notes and the favorable exchange rate.

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

B.

Liquidity and Capital Resources

We do not generate revenues from operations.  We rely on equity financing for our working capital requirements to fund our operations, business and software development activities.  At December 31, 2010, we had $174,530 in cash and cash equivalents (2009 – $379,284) and a negative working capital of $304,162 (2009 – positive $2,005,756). For the year ended December 31, 2010 operating expenditures were $2,630,585 compared to $438,906 in 2009.

We currently have $1,950,000 available in cash and cash equivalents, which we anticipate will provide a sufficient amount of working capital to allow us to operate through the end of the financial year.

We are not subject to external working capital requirement and do not have significant capital commitments that we are obligated to make. To date, we have not generated any revenues from operations and will most likely require additional funds to meet our obligations and the costs of our operations.

The recoverability of the software asset of $8,309,750 is dependent on management’s ability to implement its current business plans.  The current business plan includes various assumptions about future cash flows to be derived from using the software.  We have based our assumptions on a combination of historical results, beta testing of the software, and our understanding of the investment industry.  There is uncertainty in our ability to implement our business plan due to risk factors described in section 3D, see Risk Factors.  As a result, the recoverability of the software asset is subject to measurement uncertainty.

Subsequent to the fiscal year ended December 31, 2010, we raised an additional $2,500,000 by way of private placement and the exercise of warrants as described in section 4, see Recent Financings.

C.

Research and Development, Patents and Licenses, Etc.

Although we are currently not seeking any patents, we currently incur costs for research and development of the black box trading systems.

D.

Trend Information

We do not know of any other trends, demands, commitments, events or uncertainties that will result in, or that are reasonably likely to result in, our liquidity either materially increasing or decreasing at present or in the foreseeable future.

E.

Off Balance Sheet Arrangements

We do not utilize off-balance sheet arrangements.

F.

Tabular Disclosure of Contractual Obligations

	Payments due by period
Contractual Obligations	Total	Less than 1 year	1-3 years	Over 3 years
Notes Payable	2,453,921	358,445	2,095,476	0

ITEM 6.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.

Directors and Senior Management

Directors

Name of Director	Date of First Election or Appointment
Dr. Alex Bogdan	March 30, 2011
James McGovern	March 30, 2011
Michael Boulter	May 17, 2010
Todd Halpern	October 12, 2010
Edward Milstein	March 30, 2011
Richard Schaeffer	March 30, 2011
Alfred Apps	March 30, 2011
Simon Posen	March 30, 2011
John Gibson	March 30, 2011
Alan Ralph	March 30, 2011

Executive Officers and Management

Name of Officer	Office
Dr. Alex Bogdan	President, Chief Technology Officer
James McGovern	Chief Executive Officer
Michael Boulter	Vice-President, Chief Operating Officer
Todd Halpern	Chairman
John Doma	Chief Financial Officer
Alfred Apps	Corporate Secretary
Richard Schaeffer	Vice Chairman

The following sets out a brief education and relevant work history of our Directors and management:

Dr. Alex Bogdan, President, Chief Technology Officer and Director

Dr. Bogdan, age 55, is the lead scientist and developer behind the Stealth software and holds a PhD in artificial intelligence and cybernetics from the Mozhaysky Military Space Academy, a master's degree in Power Electronics from the Belarusian State University of Transport and a bachelor's degree in mathematical psychology, from the Belarusian State University.

Previously, Dr. Bogdan owned and operated Bogdan Consulting and worked as a scientific consultant.  Prior to developing Stealth, Dr. Bogdan was involved in many scientific projects in Europe, Canada and the United States relating to civil transportation, lighting and electronics and medical projects. He is the author of more than 50 international patents on various devices and methods, some of which have been successfully implemented and commercialized by private and public companies around the world.

In 1985 he was awarded a prestigious national award (gold medal) by the U.S.S.R. government for exceptional achievement in science dedicated to a scientist under the age of 30.

Dr. Bogdan is an employee and works full time for our company.

Michael Boulter, Vice-President, Chief Operating Officer and Director

Mr. Boulter, age 53, is the founder and Chief Technology Officer of ENAJ Mercantile Corporation since July 2008 and the principal architect of the ENAJ Software (previously known as the EMC-ALGO software), which was acquired by us in 2009 and remains one of our core assets. From 1986 to 2008, Mr. Boulter was employed as a Quantitative Analyst/Portfolio Strategist and Institutional Salesman by several major investment houses in Canada and the United States. He holds an Economics degree from York University where he studied through the early 1980's, specializing in Econometrics.

Mr. Boulter works full time for our company.

James McGovern, Chief Executive Officer and Director

Mr. McGovern, age 48, is Chief Executive Officer and Managing Director of Arrow Capital Management Inc.  He founded Arrow Hedge Partners Inc. in 1999 after working for over thirteen years at BPI Financial Corporation (Canada) (“BPI”), which he co-founded, and for which he served as President and Chief Executive Officer.  BPI, a publicly-traded company, managed or administered over $6 billion in investment assets on behalf of Canadian and U.S. investors.

Mr. McGovern was the founding Chairman (currently, Past Chairman) of the Canadian Chapter of the Alternative Investment Management Association (“AIMA”), a position that he held from February 2003 to October 2006.  He is actively involved in the international hedge fund community and has spoken at conferences in Canada and globally. He is active in charitable organizations, including Hedge Funds Care Canada and the University Health Network.  Mr. McGovern also serves on the Board of Trustees of the Fraser Institute, an independent Canadian economic and social research and educational organization. Mr. McGovern graduated from the University of Toronto with a Bachelor of Commerce and Finance degree in 1985.

Mr. McGovern devotes approximately 15 hours per week to our company.

Todd Halpern, Chairman of the Board and Director

Mr. Halpern, age 51, is currently President of Halpern Enterprises, a family business founded by his father over 57 years ago.  Mr. Halpern joined Halpern Enterprises in 1979, and since has grown the company tremendously. Today, Halpern Enterprises is a leading importer of fine wines and spirits into North America, representing over 100 of the world's finest wine and spirit producers.

A member of the Board of Directors of Toronto General Hospital since 2005, Mr. Halpern is also Chair of the Board of Directors of the Krembil Neuroscience Centre's Krembil Discovery Tower and Krembil Neuro Program. In addition, he chairs the Grand Cru Culinary Wine Festival, which benefits research at University Health Network.  Mr. Halpern was formerly a member of the Board of Directors of Sentinelle Medical Inc. and was involved in the successful acquisition of the company by Hologic, Inc. and is currently a member of the Board of Directors of Mobilotto Systems Inc., a software development company focused on creating secure mobile games for regulated environments.

Mr. Halpern will devote approximately 20% of his time to our company.

Edward Milstein, Director

Mr. Milstein, age 54, has a broad range of business interests but is primarily involved in real estate, land development, banking and the funding of early round venture capital for companies involved in cable television, real-estate services, computer software, internet-related services and applications, as well as other hi-tech companies.

Mr. Milstein is co-Chairman of both Milstein Brothers Capital Partners and of Emigrant Savings Bank, a $9 billion institution with equity in excess of $1 billion. He is also President of Timko Contracting Corporation, a builder of New York apartments and office space. The Milstein family has taken a leading role in the business life of New York City for three generations. In addition to his various charitable activities, Mr. Milstein has served as a Board member on the National Crime Prevention Council, the Citizens Crime Commission of New York City and of the New York City Police.

Mr. Milstein will devote approximately 2.5% of his time to our company.

Richard Schaeffer, Director

Mr. Schaeffer, age 59, is the retired Chairman of NYMEX Holdings, Inc. and the New York Mercantile Exchange. He served as a member of the Board of Directors of NYMEX from March 1990 to 2008, serving as Treasurer from 1993 to 2004, Vice Chairman from 2004 to 2006, and Chairman from 2006 to 2008. Mr. Schaeffer has been a NYMEX member and seat owner since 1981.  He has also served as a director on the Board of Directors of the leading Norwegian financial derivatives exchange IMAREX as well as on the Board of Directors of the Montreal Stock Exchange. Mr. Schaeffer currently serves as a special advisor to General Atlantic, a leading global private equity investment firm.  Deeply involved with children's charitable causes for many years, Mr. Schaeffer was Chairman of the NYMEX Foundation's Board of Directors from 2006 to 2008, a board he was first invited to join in 1989. He currently sits on the Board of Directors of the Museum of American Finance and of the Tribeca Film Festival. He has also raised funds for New York Presbyterian Hospital and the We Are Family Foundation among others.

Mr. Schaeffer will devote approximately 50% of his time to our company.

Alfred Apps, Corporate Secretary and Director

Mr. Apps, age 54, joined the international law firm of Fasken Martineau DuMoulin LLP (“Fasken Martineau”) as an associate in 1989 and was named partner in 1991. In 1993, he withdrew from the partnership on being named Chief Executive Officer of The Lehndorff Group (an international commercial real estate firm with assets in Canada, the United States and Europe), where he led a 47-lender $1 billion debt restructuring and oversaw the creation of one of Canada's first real estate investment trusts, Residential Equities REIT or RESREIT (now CAPREIT). In 1998, Mr. Apps led a business combination between The Lehndorff Group and Dundee Realty Corporation and, following a short period as President and Chief Operating Officer of the successor corporation, was appointed Chief Executive Officer of Newstar Technologies Inc. In 2001, upon completing a merger of Newstar with three of its principal U.S. competitors, together with a US$140 million first-round equity financing, he rejoined the partnership at Fasken Martineau, where he continues to practice corporate/commercial law specializing in corporate mergers, acquisitions and financings as Counsel.

In addition to being a long time member of the Huron University College Corporation, Mr. Apps served as a member (2001-2006) and as Chair (2006-2007) of the Foundation Board of Directors for the Centre for Addiction and Mental Health in Toronto and was President of the Empire Club of Canada for the 2009-2010 year. He has been active in a number of arts and youth-oriented charities. On March 31, 2009, he was acclaimed as President of the Liberal Party of Canada, a position he still holds. Mr. Apps is an honours graduate of the University of Western Ontario and of the University of Toronto Faculty of Law.

Mr. Apps will devote approximately 5% - 10% of his time to our company.

Simon Posen, Director

Mr. Posen, age 41, was a member of NYMEX from 1999 to 2008, specializing as an independent market maker in the natural gas market. Prior to that, Mr. Posen worked at NYMEX in 1993 and became an independent precious metal trader in 1996. From January 1998 through March 1999 he ran the floor operations for Mitsui USA.

Mr. Posen will devote the majority of his time to our company.

John Gibson, Director

John Gibson, age 51, is Chief Executive Officer and a founder of Integral Wealth Securities Limited (“Integral”), a national securities dealer headquartered in Toronto. Integral provides investment banking, institutional sales / trading to corporate and institutional clients as well as wealth management services to individuals.

Prior to Integral, Mr. Gibson was Chief Executive Officer of Patriot Equities Corp. (“Patriot”), a TSX-listed real estate company engaged in the redevelopment of urban shopping centres. Prior to his time at Patriot, Mr. Gibson was engaged in the acquisition of distressed commercial mortgage loans from Canadian lending institutions in conjunction with Lone Star Opportunity Fund (“Lone Star”), and prior to Lone Star's formation, with the Brazos Fund. Mr. Gibson is a past President of the Couchiching Institute on Public Affairs, Canada's oldest non-partisan forum on public affairs.  Mr. Gibson holds a Bachelor of Commerce (Honours) degree from Queen's University.

Mr. Gibson will devote approximately 10% of his time to our company.

Alan Ralph, Director

Mr. Ralph, age 66, was a former audit partner with Deloitte & Touche LLP (“Deloitte”) and is now retired.  Mr. Ralph also is a sole proprietor of Alan W Ralph Consulting Services, consulting to winery investors and owners as well as other small business enterprises from June 2007 to the present.

Mr. Ralph is a Chartered Accountant who retired in 2007 after 34 years as a partner of Deloitte.  During his tenure with Deloitte, Mr. Ralph specialized in Audit and Assurance serving both publicly traded and owner managed enterprises.  Mr. Ralph was the office managing partner for the Niagara and Burlington offices, the Director of Audit and Assurance Services for South Western Ontario and a member of the Deloitte National Committee for Audit and Assurance Services in Canada.

Currently, Mr. Ralph is a director and chair of the audit committee for Loto Inc. a publicly traded company that develops and markets lottery software and also as director and chair of the audit committee for the Vineland Research and Innovation Centre, an internationally recognized centre of horticultural research and innovation excellence. Mr. Ralph has also served as a director and board chair for various community, charitable and not for profit boards and associations located in the Niagara Peninsula.

Mr. Ralph will devote as much time as is required to fulfill the position of director and the chair of the Audit Committee.

John Doma, Chief Financial Officer

Mr. Doma, age 49, is the managing partner of the accounting firm of Bateman Mackay LLP and has over 20 years of public accounting experience as an assurance partner.  Mr. Doma is a member of the Independent Review Committee of Portland Investment Counsel Inc., a mutual fund company; and a trustee of AIC Global Financial Split Corp., a Mutual Fund which is part of the Manulife Family of Funds.  He has participated in the succession/transition planning and sale of numerous businesses and assisted clients in the due diligence of strategic acquisitions and financings. He is a past Executive Member and Director of the Golden Horseshoe Venture Forum, a forum striving to support emerging growth companies.

Mr. Doma will devote approximately 10% of his time to our company.

Family Relationships

There are no familial relationships between any of the persons named above.

Arrangements

There are no arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which any person referred to above was selected as a director or member of senior management.

B.

Compensation

The following Summary Compensation Table for the fiscal year ended December 31, 2010 below fairly reflects all material information regarding compensation paid to our officers and Directors and members of our administrative, supervisory or management bodies in our fiscal year ended December 31, 2010.

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

Summary Compensation Table
for the fiscal year ended December 31, 2010

Name and Principal Position	Salary ($)	Share-Based Awards ($)	Option-Based Awards ($)	Non-equity incentive plan compensation		Pension Value ($)	All Other Compensation ($)	Total Compensation ($)
				Annual Incentive Plan	Long-term Incentive Plan
Dr. Alex Bogdan [1] President, Chief Technology Officer, Director	Nil	N/A	[2] 93,000	N/A	N/A	N/A	[3] 122,000	215,000
James McGovern [4] Chief Executive Officer, Director	Nil	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Michael Boulter [5] Vice-President, Chief Operating Officer , Director	Nil	[6] 625,000	N/A	N/A	N/A	N/A	[7] 208,333	833,333
John Doma [8] Chief Financial Officer	Nil	N/A	N/A	N/A	N/A	N/A	[9] 20,000	20,000
Todd Halpern [10] Chairman of the Board, Director	Nil	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Alfred Apps [11] Corporate Secretary, Director	Nil	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Edward Milstein [12] Director	Nil	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Richard Schaeffer [12] Vice-Chair, Director	Nil	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Simon Posen [12] Director	Nil	N/A	N/A	N/A	N/A	N/A	N/A	N/A
John Gibson [12] Director	Nil	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Alan Ralph [12] Director	Nil	N/A	N/A	N/A	N/A	N/A	N/A	N/A

Name and Principal Position	Salary ($)	Share-Based Awards ($)	Option-Based Awards ($)	Non-equity incentive plan compensation		Pension Value ($)	All Other Compensation ($)	Total Compensation ($)
				Annual Incentive Plan	Long-term Incentive Plan
Larry Tsang [13] Former Chief Financial Officer	Nil	N/A	N/A	N/A	N/A	N/A	[14] 8,600	8,600
Rana Vig [15] Former Vice-President, Corporate Operations	Nil	N/A	[2] [16] 93,000	N/A	N/A	N/A	[17] 21,000	114,000
Lucky Janda, [18] Former President	Nil	N/A	[2] [16] 620,000	N/A	N/A	N/A	[19] 27,500 [20] 5,000	652,500
Sandeep Poonia, [21] Former President	Nil	N/A	[2] [16] 31,000	N/A	N/A	N/A	N/A	31,000
Parmjeet Johal, [22] Former Director	Nil	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Harpreet Janda, [23] Former Chief Financial Officer	Nil	N/A	N/A	N/A	N/A	N/A	N/A	N/A

[1]

Alex Bogdan was appointed  President, Chief Technology Officer and Director on March 30, 2011.

[2]

The fair value of each option at the date of grant was estimated at $0.31 per share by using the Black-Scholes option pricing model.

[3]

Consulting fees.

[4]

James McGovern was appointed as Chief Executive Officer and Director on March 30, 2011.

[5]

Michael Boulter was appointed as Vice-President and Director on May 17, 2010 and as Chief Operating Officer on March 30, 2011.

[6]

These shares were issued to ENAJ, a company controlled by Michael Boulter.

[7]

Management fees.

[8]

John Doma was appointed as Chief Financial Officer on October 12, 2010.

[9]

Accounting fees.

[10]

Todd Halpern was appointed as Director on October 12, 2010 and as Chairman on January 10, 2011.

[11]

Alfred Apps was appointed as a Director on March 30, 2011 and Corporate Secretary on April 25, 2011.

[12]

Edward Milstein, Richard Schaeffer, Simon Posen, John Gibson and Alan Ralph were appointed as Directors on March 30, 2011.  Richard Schaeffer was appointed Vice-Chair on June 1, 2011.

[13]

Larry Tsang was appointed as Chief Financial Officer on April 30, 2010 and resigned on October 12, 2010.

[14]

Accounting fees.

[15]

Rana Vig resigned as Vice-President, Corporate Operations on September 15, 2010.

[16]

On January 12, 2011, these options expired after no being exercised within 90 days of the applicable individual ceasing to be a director, officer or consultant.

[17]

Consulting fees paid to R2A2 Holdings Inc., a company controlled by Rana Vig .

[18]

Lucky Janda resigned as President on October 12, 2010.

[19]

Rental expenses paid to Cabmerl Industries Ltd., a company controlled by Mr. Lucky Janda.

[20]

Management fees and consulting fees paid to Cabmerl Industries Ltd., a company controlled by Mr. Lucky Janda.

[21]

Sandeep Poonia resigned as President and Director on May 17, 2010.

[22]

Parmjeet Johal resigned as a Director on January 25, 2010.

[23]

Harpreet Janda resigned as Chief Financial Officer and a Director on January 25, 2010.

Pension/Retirement Benefits

No funds have been set aside or accrued by us to provide pension, retirement or similar benefits for Directors or members of our administrative, supervisory or management bodies.

C.

Board Practices

Our Board consists of ten members, the terms of which expire at the annual general meeting of shareholders or until their successors are appointed.  The information regarding the term each Director has served in office in “Item 6.A – Directors and Senior Management” is hereby incorporated by reference in response to this Item 6.C.  Directors are elected by a majority of the votes of our Common Shares present in person or represented by proxy at our annual meeting of shareholders and entitled to vote at such election.

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

Our Board has three committees, consisting of the Audit Committee, the Governance and Compensation Committee and the Business Development Committee.

Audit Committee

The Audit Committee is made up of a majority of directors who are not employees, control persons or officers of any of our associates or affiliates. At present, all three of the Audit Committee members, being Alan Ralph, Chairman, Richard Schaeffer and John Gibson, are considered “independent” as that term is defined in applicable securities legislation.

The Audit Committee engages on our behalf the independent public accountants to audit our annual financial statements, and reviews and approves the planned scope of the annual audit, our internal accounting controls, and the professional services furnished by our independent auditors.  The Board appoints or re-appoints an audit committee after each annual shareholders’ meeting.  We have an Audit Committee Charter.

Governance and Compensation Committee

The members of the Governance and Compensation Committee are Todd Halpern, Chairman, Edward Milstein and Alfred Apps.

Business Development Committee

The members of the Business Development Committee consist of James McGovern, Chairman, Michael Boulter, Alex Bogdan, Richard Schaeffer and Simon Posen.

D.

Employees

We presently have six full time employees and no part time employees.

E.

Share Ownership

Common Shares

The following table sets forth the common share ownership of each of our officers and Directors as at June 30, 2011. Each person has sole voting and investment power with respect to the shares of common stock shown, and all ownership is of record and beneficial.

Name	Number of Common Shares Owned	Positions	Percentage of Outstanding Common Shares [1]
Dr. Alex Bogdan	5,338,220	President, Chief Technology Officer and Director	2.1%
James McGovern	15,238,095 [2]	Chief Executive Officer and Director	5.9%
Michael Boulter	5,000,000 [3]	President, Chief Operations Officer and Director	1.9%
Todd Halpern	9,557,035 [4]	Chairman and Director	3.7%
Alfred Apps	0 [4]	Corporate Secretary and Director	0.00%
Edward Milstein	0	Director	0.00%
Richard Schaeffer	9,536,810	Vice-Chairman and Director	3.7%
Simon Posen	10,475,990	Director	4.1%
John Gibson	2,380,950 [5]	Director	1.0%
Alan Ralph	0	Director	0.00%
John Doma	0	Chief Financial Officer	0.00%
ALL DIRECTORS AND SENIOR OFFICERS AS A GROUP (11 persons)	57,539,100		22.4%

(1)

Based on diluted issued and outstanding share capital of 257,212,934 Common Shares as of June 30, 2011.

(2)

These shares are held indirectly through Arrow Capital Management Inc.

(3)

Included in Michael Boulter’s shareholdings are: (i) 2,500,000 Common Shares held by him directly; (ii) 2,500,000 Common Shares held indirectly through ENAJ Mercantile Corporation, a company controlled by Mr. Boulter.

(4)

74,647,815 Common Shares are held indirectly through Alpha Voting Trust, and are beneficially owned by others but controlled by Todd Halpern and Alfred Apps.

(5)

These Common Shares are held indirectly by Mr. Gibson through Fidelity Clearing Canada ULC.

Stock Options

Stock options to purchase up to a total of 5,600,000 common shares at an exercise price of $0.32 per share were outstanding as of the year ended December 31, 2010, which options vested immediately on issuance.  Subsequent to the year end, options to purchase 2,600,000 Common Shares expired and/or were cancelled.

On March 30, 2011, our shareholders approved a long-term incentive stock option plan dated February 28, 2011 and we subsequently granted options to purchase up to a total of 30,639,581 Common Shares to our Directors, management and consultants.

Of the total options granted:

1.

Options in respect of 29,277,821 Common Shares granted will vest in equal thirds, with the first one-third vesting on the date of grant (March 30, 2011) and the second and third vesting dates, being the first and second anniversary of the date of grant.  The strike prices for the options have been set with reference to the vesting schedule at, respectively, $0.10 per share, $0.16 per share and $0.24 per share;

2.

Options in respect of 680,880 Common Shares vested fully on the granted date at a strike price of $0.10 per share; and

3.

Options in respect of a further 680,880 Common Shares granted on April 4, 2011 at a single strike price of $0.34 will vest in equal thirds, with the first one-third vesting on the date of grant (April 4, 2011) and the second and third vesting dates being the first and second anniversary of the date of grant.

The options will expire ten years from the date of grant.

Common Shares that may be purchased upon exercise of Stock Options

Director or Officer	Number of Common Shares	Exercise Price	Expiry Date
Dr. Alex Bogdan Director President & Chief Technology Officer	1,361,759	$0.10[1]	March 30, 2021
James McGovern Director Chief Executive Officer	5,447,307	$0.10[1]	March 30, 2021
Michael Boulter Director Vice-President, Chief Operating Officer	1,361,759	$0.10[1]	March 30, 2021
Todd Halpern Director Chairman	5,447,037	$0.10[1]	March 30, 2021
Edward Milstein Director	2,723,518	$0.10[1]	March 30, 2021
Richard Schaeffer Director	2,723,518	$0.10[1]	March 30, 2021
Alfred Apps Director	2,723,518	$0.10[1]	March 30, 2021
Simon Posen Director	2,723,518	$0.10[1]	March 30, 2021
John Gibson Director	2,723,518	$0.10[1]	March 30, 2021
Alan Ralph Director	680,880	$0.10[2]	March 30, 2021
Total	27,916,332

(1)

Exercise price for the first 1/3 of options granted, subsequent thirds will be exercisable at $0.16 and $0.24, respectively.

(2)

Exercise price for all options granted to Alan Ralph.

ITEM 7.

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.

Major Shareholders

Holdings by Major Shareholders

The following table sets forth the shareholdings of those persons who own of record or are known to us to own beneficially, directly or indirectly, or exercise control or direction over, more than 5% of our issued and outstanding Common Shares as at the date of this annual report:

Identity of Person or Group	Type of Ownership	Amount Owned	Percent of Class(1)
Alpha Voting Trust (2)(3)	Beneficial	115,084,108	44.7%

(1)

Based on diluted issued and outstanding share capital of 257,212,934 Common Shares at June 30, 2011.

(2)

Directors Todd Halpern and Alfred Apps have full voting power in respect of the Alpha Voting Trust and are authorized, acting jointly, to vote on behalf of Alpha Voting Trust.

(3)

Of this total, Joseph Ertel beneficially owns 44,799,079 Common Shares and 70,285,029 Common Shares are held in trust for corporations and/or trusts, the shareholders/beneficiaries of which are Marsha Arviv, Adam Arviv, Jennifer Arviv, Oriana Arviv, Kayla Arviv and Alexis Arviv, the latter three of which are minors. The separate beneficial interest of each of these shareholders/beneficiaries is less than 10% of the issued and outstanding Common Shares of the Company.

Canadian Share Ownership

The following table indicates the approximate number of Canadian record holders of Common Shares and the portion and percentage of Common Shares held in Canada as at June 30, 2011:

Total Number of Holders	Number of Canadian Holders	Number of Common Shares Held in Canada	Percentage of Common Shares Held in Canada(1)
219	199	218,036,513	84.8%

(1)

Based on issued and outstanding share capital of 257,212,934 Common Shares at June 30, 2011.

U.S. Share Ownership

The following table indicates the approximate number of record holders of Common Shares with United States addresses and the portion and percentage of Common Shares held in the United States as at June 30, 2011:

Total Number of Holders	Number of U.S. Holders	Number of Common Shares Held in U.S.	Percentage of Common Shares Held in U.S.(1)
219	19	29,018,081	11.3

(1)

Based on issued and outstanding share capital of uCommon Shares at June u, 2011.

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

B.

Related Party Transactions

As at the date of this Form 20-F Annual Report, our Board consists of Dr. Alex Bogdan, James McGovern, Todd Halpern, Michael Boulter, Edward Milstein, Richard Schaeffer, Alfred Apps, Simon Posen, John Gibson and Alan Ralph.  Dr. Alex Bogdan is our President and Chief Technology Officer, Michael Boulter is Vice-President and Chief Operating Officer; James McGovern is the Chief Executive Officer; and John Doma is our Chief Financial Officer.

We paid or accrued amounts to related parties as follows:

(a)

Cabmerl Industries Ltd., a company controlled by Lucky Janda, our former President and Chief Executive Officer from April 8, 2009 to October 12, 2010, charged $26,000 (2009 - $61,750; 2008 - $45,000) in consulting and administrative fees and $27,500 (2009 - $60,000; 2008 - $45,000) in rental expenses;

(b)

Property research charges of $Nil (2009 - $50,000; 2008 - $Nil) paid to Forbes and Manhattan BC Ltd., a company controlled by Mr. Janda;

(c)

Management fees of $Nil (2009 - $45,000; 2008 - $Nil) paid to INFA Investment Ltd. and finders fees of $Nil (2009 - $48,229; 2008 - $Nil) paid to 849928 B.C. Ltd., both companies being controlled by Mr. Janda;

(d)

Directors fees paid to three directors for a total of $Nil (2009 - $9,000; 2008 - $Nil);

(e)

During the year ended December 31, 2010, the Chief Financial Officer has charged the company $20,000 and the former Chief Financial Officer charged the company $8,600 in accounting fees;

(f)

$122,000 in consulting fees (2009 - $Nil; 2008 - $Nil) paid to a Director and Chief Technology Officer; and

(g)

We owed $Nil (2009 - $Nil; 2008 - $22,441) to a company controlled by the spouse of our former President; and

(h)

On January 12, 2010, the Company issued 250,000 Class B Preferred Series 1 shares as a finder’s fee to Tidalwave Capital Inc., a company controlled by Nikolas Perrault prior to his joining the board of directors in 2010.  (Mr. Perrault was a director until March 30, 2011.)

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

ITEM 8.

FINANCIAL INFORMATION

A.

Financial Statements and Other Financial Information

Included herein under Item 17 – “Financial Statements” are the consolidated financial statements prepared in accordance with Canadian GAAP, comprising of the consolidated balance sheet as at December 31, 2010 and 2009, the consolidated statements of operations, deficit, comprehensive (loss) income and cash flows and notes thereto for the fiscal year ended December 31, 2010, as audited by an independent auditor and accompanied by the independent auditor’s audit report dated July 12, 2011.

Legal Proceedings

There are no material legal or arbitration proceedings to which we were a party or in respect of which our property is subject.  Our management has no knowledge of any legal proceedings in which we may be involved or that are contemplated by governmental authorities or otherwise, other than as set forth below.

Clarification and Rectification of Shareholder Record

Additionally, it appears that we did not complete certain required filings with the Registrar of Companies for British Columbia in 2009 in relation to our (i) change of name from “Arris Resources Inc.” to “RTN Stealth Software Inc.; (ii) the alteration of our authorized share structure (the creation of the Common Shares and Preferred Shares) and the 5:1 split of Common Shares approved by the shareholders as part of the arrangement that resulted in our current share capitalization.  The Board instructed legal counsel to proceed with an application for an Order of the Court  pursuant to, inter alia, Section 68 of the BCBCA validating the creation and issuance of the Common Shares and the Preferred Shares on the grounds that it is just and equitable to do so given that the failure to make the required filings was in error.

Dividend Policy

No dividends have been paid on any class of our shares since the date of our incorporation and we are not contemplating that any dividends will be paid in the immediate or foreseeable future.

B.

Significant Changes

No undisclosed significant change has occurred since the date of our audited consolidated financial statements for the fiscal year ended December 31, 2010.

ITEM 9.

THE OFFER AND LISTING

A.

Offer and Listing Details

Our Common Shares have traded on the CNSX under the symbol QAT since April 29, 2011; previously traded under the symbol RTN from January 8, 2010; and prior to that under the symbol AAS from December 17, 2003.

Our shares have been quoted on the OTCQB under the symbol RTNSF since January 27, 2010 and before that under the symbol ARRRF commencing July 16, 2007.  Our shares also trade on the Frankfurt Stock Exchange under the IGN3.F since July 18, 2007.

On December 31, 2010, 124,862,680 Common Shares were outstanding.  The closing price of our Common Shares on the CNSX on December 31, 2010 was $0.10.

The following summarizes the reported high and low prices for our shares traded on the CNSX for the periods indicated:

Annual Stock Prices - CNSX	High	Low
	$	$
Fiscal 2010	0.50	0.06
Fiscal 2009 (1)	1.10	0.13
Fiscal 2008 (2)	0.90	0.45
Fiscal 2007 (3)	0.40	0.26
Fiscal 2006	0.39	0.11

(1)

Effective December 21, 2009, our shares were consolidated on the basis of five old shares for one new share.

(2)

Effective April 27, 2008, trading in our reporting currency changed from US dollars to Canadian dollars to better reflect our business activities.

(3)

Our shares were consolidated on the basis of five old shares for one new share on June 13, 2007.

Quarterly Stock Prices - CNSX	High	Low
Fiscal 2010	$	$
Fourth Quarter ended December 31	0.40	0.06
Third Quarter ended September 30	0.41	0.18
Second Quarter ended June 30	0.50	0.25
First Quarter ended March 31	0.40	0.22

Quarterly Stock Prices - CNSX	High	Low
Fiscal 2009	$	$
Fourth Quarter ended December 31 (1)	1.10	0.70
Third Quarter ended September 30	1.00	0.24
Second Quarter ended June 30	0.13	0.24
First Quarter ended March 31	013	0.30

(1)

Effective December 21, 2009, our shares were consolidated on the basis of five old shares for one new share.

Monthly Stock Prices for the most recent six months - CNSX	High	Low
	$	$
2011 May	0.31	0.20
2011 April	0.34	0.25
2011 March	0.30	0.07
2011 February	0.15	0.10
2011 January	0.20	0.10
2011 December	0.21	0.06

Our Common Shares have been quoted for trading on the OTCQB since July 16, 2007.  The following summarizes the reported high and low prices for our shares, in U.S. dollars, on the OTCQB for the periods indicated:

Annual Stock Prices - OTCQB	High	Low
	US$	US$
Fiscal 2010	0.40	0.10
Fiscal 2009 (1)	0.91	0.15
Fiscal 2008	1.00	0.52
Fiscal 2007 (2)	0.90	0.17

(1)

Effective December 21, 2009, our shares were consolidated on the basis of five old shares for one new share.

(2)

Our shares were consolidated on the basis of five old shares for one new share on June 13, 2007.

Quarterly Stock Prices- OTCQB	High	Low
Fiscal 2010	US$	US$
Fourth Quarter ended December 31	0.20	0.10
Third Quarter ended September 30	0.35	0.2165
Second Quarter ended June 30	0.40	0.25
First Quarter ended March 31	0.35	0.24

Quarterly Stock Prices- OTCQB	High	Low
Fiscal 2009	US$	US$
Fourth Quarter ended December 31	0.91	0.79
Third Quarter ended September 30	*	*
Second Quarter ended June 30	*	*
First Quarter ended March 31	0.40	0.15

*  No activity.

Monthly Stock Prices for the most recent six months- OTCQB	High	Low
	US$	US$
2011 May	0.37	0.20
2011 April	0.35	0.27
2011 March	0.40	0.05
2011 February	0.25	0.20
2011 January	0.20	0.1909
2011 December	0.20	0.10

B.

Plan of Distribution

Not applicable.

C.

Markets

Our Common Shares trade on the CNSX under the symbol QAT, are quoted on the OTCQB under the symbol RTNSF and trade on the Frankfurt Stock Exchange under the IGN3.F.

D.

Selling Shareholders

Not applicable.

E.

Dilution

Not applicable.

F.

Expenses of the Issue

Not applicable.

ITEM 10.

ADDITIONAL INFORMATION

A.

Share Capital

Not applicable.

B.

Memorandum and Articles of Association

Securities Register

We maintain at Computershare Trust Company of Canada (“transfer agent”) a securities register in which we record the securities issued by us in registered form, showing with respect to the Common Shares:

(a)

the names, alphabetically arranged and the latest known address of each person who is or has been a security holder;

(b)

the number of securities held by each security holder; and

(c)

the date and particulars of the issue and transfer of each security.

The transfer agent keeps information relating to a Common Share holder that is entered in the securities register for at least seven years after the security holder ceases to be a security holder.

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

1.

borrow money in the manner and amount, on the security, from the sources and on the terms and conditions that we consider appropriate;

2.

issue bonds, debentures and other debt obligations either outright or as security for any liability or obligation or any other person and at such discounts or premiums and on such other terms as we consider appropriate;

3.

guarantee the repayment of money by any other person or the performance of any obligation of any other person; and

4.

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

1.

A person must not become or act as a director of a company unless that person is an individual who is qualified to do so.

2.

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

3.

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

1.

if and for so long as we are a public company, 21 days;

2.

otherwise, 10 days.

Description of Securities

Class A Common Shares

We are authorized to issue an unlimited number of Common Shares without nominal or par value of which, 257,212,934 Common Shares were issued and outstanding as fully paid and non-assessable as of June 30, 2011.

The holders of the Common Shares are entitled to vote at all meetings of shareholders, except meetings at which only holders of a specified class of shares are entitled to vote, and on every poll taken at every such meeting, or adjourned meeting, every holder of Common Shares shall be entitled to one vote in respect of each common share held.

Preferred Shares

We were authorized to issue an unlimited number of Preferred Shares in one or more series with no par value.  The Preferred Shares, as a class rank in priority to the Common Shares with respect to the payment of dividends and any return on capital in the event of the liquidation, dissolution or winding up of our company.

Special Rights and Restrictions Attached to the Preferred Shares

Pursuant to the special rights and restrictions attached to the Preferred Shares, we may, by directors' resolution or ordinary resolution, in each case as determined by the Directors: (a) determine the maximum number of shares of any of those series of Preferred Shares that we are authorized to issue, determine that there is no such maximum number or alter any determination made in relation to a maximum number of those shares; (b) create an identifying name by which the shares of any of those series of Preferred Shares may be identified or alter any identifying name created for those shares; and (c) attach special rights or restrictions to the shares of any of those series of Preferred Shares or alter any special rights or restrictions attached to those shares, subject to the special rights and restrictions attached to the series of Preferred Shares by our Articles. Where these alterations, determinations or authorizations are to be made in relation to a series of Preferred Shares of which there are issued shares, such alteration must be made by special resolution of our shareholders and a separate special resolution of the holders of that series.

A total of 5,250,000 Class B Preferred Series 1 shares were issued as fully paid and non-assessable, with each Class B Preferred Series 1 share being convertible into ten Common Shares when the cumulative net revenues derived from the license of Stealth reach a total of $20,000,000.  At our annual and special general meeting held on March 30, 2011, our shareholders authorized the early conversion of the 5,250,000 Class B Preferred Series 1 shares into 52,500,000 Common Shares and eliminated all special classes of shares in favour of Common Shares with only one class of Preferred Shares.  The conversion of each Class B Preferred Series 1 share will take place at the option of the holder, and upon the surrender of the original Class B Preferred Series 1 share certificate representing the securities the holder wishes to have converted and a notice of conversion providing registration instructions for the conversion.

C.

Material Contracts

During the two previous years we entered into the following material contracts:

1.

On January 19, 2010, we entered the License Agreement with MGS, as more particularly described in section 4, Stealth License Agreement above.

2.

On May 17, 2010, we entered into an asset acquisition agreement to acquire all of the assets of MGS, as more particularly described in section 4, Acquisition of Assets of MGS and EMC-ALGO Software Suite above.

3.

On May 17, 2010, we entered into a software purchase agreement to acquire the EMC-ALGO Software Suite from ENAJ, as more particularly described in section 4, Acquisition of Assets of MGS and EMC-ALGO Software Suite above.

4.

On November 2, 2009, we entered into the Arrangement Agreement, as more particularly described in section 4, Plan of Arrangement with Arris Holdings Inc., CLI Resources Inc. and QMI Seismic Inc., above.

Copies of the material contracts may be inspected at our office at 40 Village Centre Place, Suite 300, Mississauga, Ontario, L4Z 1V9, during normal business hours.

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

E.

Taxation

Canadian Federal Income Tax Considerations

The following is a summary of the material Canadian federal income tax consequences under the Income Tax Act (Canada) (“Tax Act”) that generally apply to the acquisition, holding and disposition of our common shares.  This summary only applies to a holder of common shares,  who (a) is at all material times a resident of the U.S. for purposes of the Canada-U.S. Income Tax Treaty (1980) (“Treaty”), (b) is fully entitled to benefits under the Treaty, (c)  holds common shares as capital property for purposes of the Tax Act, (d) deals at arm’s length with us for purposes of the Tax Act and (e) does not have a permanent establishment in Canada, as defined in the Treaty.  Such holders are referred to in this summary as a “US Holder.”  Special rules, which are not discussed below, may apply to “financial institutions,” as defined in the Tax Act, and to non-resident insurers carrying on an insurance business in Canada and elsewhere.

This summary  is based on the current provisions of the Tax Act and its regulations, all proposed amendments to the Tax Act and its regulations announced by the Minister of Finance, Canada, the current publicly available published administrative practices and assessing policies of the Canada Revenue

Agency, and the provisions of the Treaty.  It is assumed that any proposed amendments to the Tax Act and its regulations relevant to this summary will be enacted in substantially their present form.

The anticipated tax consequences may change, and any change may be retroactively effective.  If so, this summary may be affected.  Further, any variation or difference from the facts or representations recited here, for any reason, might affect the following discussion, perhaps in an adverse manner, and make this summary inapplicable.

This summary is not exhaustive of all possible Canadian federal income tax considerations and does not take into account provincial, territorial or foreign tax considerations.  It is not intended to be, nor should it be construed to be, legal or tax advice to any particular holder of common shares.  Prospective purchasers of our common shares are advised to consult with their advisors about the income tax consequences to them of an acquisition of common shares and to determine whether they are entitled to full benefits under the Treaty.

Dividends on Common Shares

Dividends paid or deemed to be paid to a US Holder will be subject to Canadian withholding tax that will be withheld by us.  Only the net amount will be paid to the US Holder.  Under the Tax Act the rate of withholding for dividends paid to a non-resident of Canada is 25%; however, under Article X of the Tax Treaty, the rate of tax on dividends paid to a US Holder is generally limited to 15% of the gross dividend (or 5% in the case of certain corporate shareholders owing at least 10% of our voting shares).  Under the Tax Treaty, dividends paid to certain tax-exempt organizations resident in the U.S. are exempt from Canadian income tax.

Dispositions of Common Shares

A US Holder will not be subject to tax under the Tax Act in respect of any capital gain realized by such US Holder on a disposition (or deemed disposition) of our common share unless the common shares are “taxable Canadian property” (as defined in the Tax Act) at the time of disposition and the holder is not entitled to relief under the Treaty.  As long as our common shares are then listed on a designated stock exchange (which currently includes the CNSX), our common shares generally will not constitute taxable Canadian property to a US Holder, unless at any time during the 60-month period immediately preceding the disposition, the US Holder, persons with whom the US Holder did not deal at arm’s length, or the US Holder together with all such persons, owned 25% or more of the issued shares of any class or series of our shares and, at any time during such 60-month period more than 50% of the fair market value of the common shares was derived directly or indirectly, from one or any combination of real or immovable property situated in Canada, Canadian resource property, timber resource property, or any option in respect of, or interest in, such properties (all as defined in or used for the purposes of the Tax Act).

In certain circumstances, which depend primarily on how our common shares were acquired by the US Holder, the Tax Act will deem the common shares held by a US Holder to be taxable Canadian property.  However, under the Treaty, a US Holder to whom the common shares are taxable Canadian property will not be subject to Canadian tax on a gain realized by the US Holder on the disposition or deemed disposition of the common shares unless at the time of disposition or deemed disposition, the value of our common shares is derived principally from real property situated in Canada.

If a US Holder disposes of our common shares to us (unless we  acquired the common shares in the open market in the manner in which shares would normally be purchased by any member of the public), this will result in a deemed dividend to the US Holder equal to the amount by which the consideration we pay for the common shares exceeds the “paid-up capital” of such common shares. The amount of such dividend will be subject to Canadian withholding tax as described above.

Certain U.S. Federal Income Tax Considerations

The following is a general discussion of certain possible U.S. federal income tax considerations, under current law, generally applicable to a U.S. Holder (as hereinafter defined) of our shares.  This discussion is of a general nature only and does not take into account the particular facts and circumstances, with respect to U.S. federal income tax issues, of any particular U.S. Holder.  In addition, this discussion does not cover any state, local or foreign tax consequences.

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

Circular 230 Disclosure

Any statement made herein regarding any U.S. federal tax issue is not intended or written to be used, and cannot be used, by any taxpayer for purposes of avoiding any penalties.  Any such statement herein is written in connection with the marketing or promotion of the transaction to which the statement relates.  Each taxpayer should seek advice based on the taxpayer’s particular circumstances from an independent tax advisor.

U.S. Holders

As used herein, a “U.S. Holder” means a holder of common shares issued by us who is (i) a citizen or individual resident of the U.S., (ii) a corporation created or organized in or under the laws of the U.S. or of any political subdivision thereof, (iii) an estate whose income is taxable in the U.S. irrespective of source or (iv) a trust if (A) it is subject to the primary supervision of a court within the U.S. and control of a U.S. fiduciary as described Section 7701(a)(30) of the Code or (B) the trust was in existence on August 20, 1996 and has properly elected to be treated as a U.S. person.  If a partnership or other “pass-through” entity treated as a partnership for U.S. federal income tax purposes holds shares issued by us, the U.S. federal income tax treatment of the partners or owners of such partnership or other pass-through entity generally will depend on the status of such partners or owners and the activities of such partnership or pass-through entity.

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

Distributions Made by the Corporation to U.S. Holders on our Common Shares

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

Dividend may be Eligible for Reduced Tax Rate.  For taxable years beginning after December 31, 2002 and before January 1, 2013, dividends received by U.S. Holders that are individuals, estates or trusts from “qualified foreign corporations,” as defined in Section 1(h)(11) of the Code, generally are taxed at the same preferential tax rates applicable to long-term capital gains.  Although not free from doubt, it appears that we would be a “qualified foreign corporation,” as defined in Section 1(h)(11) of the Code pursuant to the U.S. Canada income tax treaty if we are not a Passive Foreign Investment Company (“PFIC”).  A corporation that is properly described as a PFIC for its taxable year during which it pays a dividend, or for its immediately preceding taxable year, will not be treated as a “qualifying foreign corporation” and dividends received by U.S. Holders that are individuals, estates or trusts generally will be subject to U.S. federal income tax at ordinary income tax rates (and not at the preferential tax rates applicable to long-term capital gains).

Dividends not Eligible for Dividends Received Deduction.  Dividends paid on our Common Shares generally will not be eligible for the “dividends received deduction” allowed to corporate shareholders receiving dividends from certain U.S. corporations.  Under certain circumstances, a U.S. Holder that is a corporation and that owns shares representing at least 10% of the total voting power and the total value of shares issued by us may be entitled to a 70% deduction of the “U.S. source” portion of dividends received from us (unless we qualify as a “Foreign Personal Holding Company” or a “PFIC” as defined below).  The availability of the dividends received deduction is subject to several complex limitations that are beyond the scope of this discussion, and U.S. Holders of our Common Shares should consult their own financial advisor, legal counsel or accountant regarding the dividends received deduction.

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

Disposition of Common Shares

General Rule.  Subject to the PFIC Rules discussed further below, a U.S. Holder will recognize gain or loss upon the sale or other taxable disposition of shares issued by us equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received, and (ii) the shareholder’s tax basis in the shares.  This gain or loss will be capital gain or loss if the common shares are a capital asset in the hands of the U.S. Holder, which will be long-term capital gain or loss if the shares are held for more than one year.

Reduced Tax Rate.  Under current law, preferential tax rates apply to long-term capital gains of U.S. Holders that are individuals, estates or trusts.  There are currently no preferential tax rates for long-term capital gains for a U.S. Holder that is a corporation (other than a corporation subject to Subchapter S of the Code).  Deductions for net capital losses are subject to significant limitations.  For U.S. Holders that are not corporations, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted.  For U.S. Holders that are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.  Sales of PFIC stock are not eligible for the reduced long-term capital gains rates that are usually applicable to sales of stock unless the shareholder made a QEF election regarding such shares.  As discussed below, we believe we are a PFIC.

The Corporation may be a Passive Foreign Investment Company

General Discussion.  We believe that we qualify as a PFIC, within the meaning of sections 1291 through 1298 of the Code, for the fiscal year ended December 31, 2010, may have qualified as a PFIC in prior years and may qualify as a PFIC in subsequent years.  This determination is not binding on U.S. Holders or the IRS and there can be no assurance that the IRS will not challenge this determination.  A U.S. Holder who holds stock in a foreign corporation during any year in which such corporation qualifies as a PFIC is subject to numerous special U.S. federal income taxation rules and may elect to be taxed under two alternative tax regimes.  The following is a discussion of these three sets of special rules.  In addition, special rules apply if a foreign corporation qualifies as both a PFIC and a “controlled foreign corporation” (as defined below) and a U.S. Holder owns, actually or constructively, 10 % or more of the total combined voting power of all classes of stock entitled to vote of such foreign corporation (See more detailed discussion at “Controlled Foreign Corporation” below).

Definition of PFIC.  Section 1297 of the Code defines a PFIC as a corporation that is not formed in the U.S. and, for any taxable year, either (a) 75% or more of its gross income is “passive income” or (b) the average percentage, by fair market value (or, if the corporation is not publicly traded and either is a controlled foreign corporation or makes an election, by adjusted tax basis), of its assets that produce or are held for the production of “passive income” is 50% or more.  “Passive income” includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions.  However, gains resulting from commodities transactions are generally excluded from the definition of passive income if “substantially all” of a merchant’s, producer’s or handler’s business is as an active merchant, producer or handler of such commodities.  For purposes of the PFIC income test and the asset test, if a foreign corporation owns (directly or indirectly) at least 25% by value of the stock of another corporation, such foreign corporation shall be treated as if it (a) held a proportionate share of the assets of such other corporation, and (b) received directly its proportionate share of the income of such other corporation.  Also, for purposes of such PFIC tests, passive income does not include any interest, dividends, rents or royalties that are received or accrued from a “related” person to the extent such amount is properly allocable to the income of such related person which is not passive income.  For these purposes, a person is related with respect to a foreign corporation if such person “controls” the foreign corporation or is controlled by the foreign corporation or by the same persons that control the foreign corporation.  For these purposes, “control” means ownership, directly or indirectly, of stock possessing more than 50% of the total voting power of all classes of stock entitled to vote or of the total value of stock of a corporation.  As stated above, we believe that under these tests the Corporation would be classified as a PFIC for the fiscal year ended December 31, 2010.

Generally Applicable PFIC Rules.  If a U.S. Holder does not make a timely election to be taxed in conformity with the Mark-to-Market rules or the QEF rules during a year in which it holds (or is deemed to have held) shares issued by us while we are a PFIC (a “Non-Electing U.S. Holder”), then special taxation rules under Section 1291 of the Code will apply to (i) gains realized on the disposition (or deemed to be realized by reasons of a pledge) of his common shares and (ii) certain “excess distributions” (generally, distributions received in the current taxable year that are in excess of 125% of the average distributions received during the three preceding years or, if shorter, the U.S. Holder’s holding period) paid by us.

A Non-Electing U.S. Holder generally would be required to pro rate all gains realized on the disposition of his common shares and all excess distributions on his common shares over the entire holding period for the common shares.  All gains or excess distributions allocated to prior years of the U.S. Holder would be taxed at the highest tax rate for each such prior year applicable to ordinary income.  The Non-Electing U.S. Holder also would be liable for interest on the foregoing tax liability for each such prior year calculated as if such liability had been due with respect to each such prior year.  A Non-Electing U.S. Holder that is not a corporation must treat this interest charge as “personal interest” which is wholly non-deductible.  The balance of the gain or the excess distribution will be treated as ordinary income in the year of the disposition or distribution, and no interest charge will be incurred with respect to such balance.

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

QEF Election.  A U.S. Holder who makes a timely QEF election (an “Electing U.S. Holder”) regarding his Common Shares will be subject, under Section 1293 of the Code, to current U.S. federal income tax for any taxable year in which we qualify as a PFIC on his pro rata share of our (i) “net capital gain” (the excess of net long-term capital gain over net short-term capital loss), which will be taxed as long-term capital gain to the Electing U.S. Holder and (ii) “ordinary earnings” (the excess of earnings and profits over net capital gain), which will be taxed as ordinary income to the Electing U.S. Holder, in each case, for the shareholder’s taxable year in which (or with which) our taxable year ends, regardless of whether such amounts are actually distributed.

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

Information Filing

Each U.S. Holder generally must file IRS Form 8621 reporting distributions received and gain realized with respect to each PFIC in which the U.S. Holder holds a direct or indirect interest.  In addition, U.S. Holders must file such other annual information as may be required by the U.S. Treasury Department in subsequent guidance.

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

The CFC rules are very complicated, and U.S. Holders should consult their own financial advisor, legal counsel or accountant regarding the CFC rules and how these rules may impact their U.S. federal income tax situation.

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

There are significant and complex limitations that apply to the foreign tax credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder’s U.S. income tax liability that the U.S. Holder’s “foreign source” income bears to his or its worldwide taxable income.  In applying this limitation, the various items of income and deduction must be classified as either “foreign source” or “U.S. source.”  Complex rules govern this classification process.  In addition, this limitation is calculated separately with respect to specific classes or “baskets” of income.  Under current law, there are only two baskets, “passive category income” and “general category income.”  Dividends distributed by us will generally constitute “foreign source” income, and will be classified as “passive category income”.

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

Information Reporting; Backup Withholding

Certain information reporting and backup withholding rules may apply with respect to certain payments related to shares issued by us.  In particular, a payor or middleman within the U.S., or in certain cases outside the U.S., will be required to withhold 28% (which rate is scheduled for periodic adjustment) of any payments to a U.S. Holder regarding dividends paid by us, or proceeds from the sale of, such common shares within the U.S., if a U.S. Holder fails to furnish its correct taxpayer identification number (generally on Form W-9) or otherwise fails to comply with, or establish an exemption from, the backup withholding tax requirements.  Backup withholding is not an additional tax.  Rather, the amounts withheld under the U.S. backup withholding tax rules will be allowed as a refund or a credit against the U.S. Holder’s U.S. federal income tax liability, provided the required information is furnished to the IRS.  U.S. Holders should consult their own financial advisor, legal counsel or accountant regarding the information reporting and backup withholding rules applicable to our shares.

2010 Legislative Developments

Newly enacted legislation requires certain U.S. Holders that are individuals, estates or trusts to pay up to an additional 3.8% tax on, among other things, dividends and capital gains for taxable years beginning after December 31, 2012.  In addition, the Company may require U.S. Holders to provide certain tax and reporting information necessary for the Company to comply with new reporting obligations. If a U.S. Holder does not provide such information, the U.S. Holder will generally be subject to U.S. withholding tax on payments made by the Company after January 1, 2013 in accordance with this new legislation.

F.

Dividends and Paying Agents

Not applicable.

G.

Statements by Experts

Not applicable.

H.

Documents on Display

We have filed with the Securities and Exchange Commission this Annual Report on Form 20-F, including exhibits, under the Securities and Exchange Act with respect to our common shares.

Our registration statement may be inspected and copied, including exhibits and schedules, and the reports and other information as filed with the Securities and Exchange Commission in accordance with the Securities Exchange Act of 1934 at the public reference facilities maintained by the Securities and Exchange Commission at Judiciary Plaza, 100 F Street NE, Washington, D.C. 20549.  Copies of such material may also be obtained from the Public Reference Section of the Securities and Exchange Commission at 100 F Street NE, Washington, D.C. 20549, at prescribed rates.  Information may be obtained regarding the Washington D.C. Public Reference Room by calling the Securities and Exchange Commission at 1-800-SEC-0330 or by contacting the Securities and Exchange Commission over the Internet at its website at http://www.sec.gov.  We are also required to file reports with the Securities Commissions in the provinces of British Columbia, Alberta and Ontario electronically through the Canadian System for Electronic Document Analysis and Retrieval (SEDAR), which can be viewed at www.sedar.com.

I.

Subsidiary Information

Not applicable.

ITEM 11.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Because our current cash is held in Canadian dollars, our financial results are expressed in Canadian dollars and our operations are primarily paid for in Canadian dollars, we are not subject to foreign currency fluctuations that would have any material affect on our financial position or results of operations. Also, because of the status of our operations, we do not believe that we are exposed to interest rate risk, commodity price risk or any other relevant market risk at this time.

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

Management, including our Chief Executive Officer and Chief Financial Officer, does not expect that our disclosure controls and procedures or internal controls and procedures will prevent all error and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within our company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of control. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, control may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

Management, including the Chief Executive Officer and Chief Financial Officer, directly supervises the preparation of all of the financial reports prepared by us and is directly involved in our financial record keeping and reporting.  All accounting records and financial reports prepared by us are reviewed for accuracy by the Chief Executive Officer and Chief Financial Officer.  After evaluation of our disclosure controls and procedures as of the year end covered by this report, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective, subject to the limitations discussed above.

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

Management has concluded, based on their evaluation, that as of December 31, 2009, a weakness existed in the design of internal control over financial reporting caused by (i) a lack of adequate segregation of duties in many cases; and (ii) certain required filings that were not made with the Registrar of Companies for British Columbia with respect to an alteration of our share capital that was deemed effective as of December 31, 2009, including the creation of the Common Shares and the Preferred Shares, and a five for one share consolidation that had been approved by our shareholders.  These weaknesses have the potential to result in material misstatements in our financial statements, and should also be considered a weakness in our disclosure controls and procedures.  As a result of limited staffing due to the size of our business certain staff members carry out multiple responsibilities independently.  However, we have now enacted a policy whereby all financial transactions are reviewed the Chief Financial Officer and approved by two board members in order to at least partially mitigate the risk.  Management believes that, as of December 31, 2010, our company’s internal control over financial report was effective as of the evaluation date.

During the period covered by this report, there has been no change in our internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

This annual report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by our registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit us to provide only management’s report in this annual report.

ITEM 16.i)

AUDIT COMMITTEE FINANCIAL EXPERT

As at the date hereof, the Audit Committee is composed of Alan Ralph, Chairman, Richard Schaeffer and John Gibson.  The Board has determined that Alan Ralph is an “audit committee financial expert” as defined in Item 16.A of Form 20-F.  Mr. Ralph is a Chartered Accountant who retired in 2007 after 34 years as an audit partner with Deloitte & Touche LLP (“Deloitte”).  During his tenure with Deloitte, Mr. Ralph specialized in Audit and Assurance serving both publicly traded and owner managed enterprises.

All three members of the audit committee are “independent” as currently defined under applicable rules of the Securities and Exchange Commission.  All of the Audit Committee members are senior-level businessmen with extensive experience in financial matters; each has a broad understanding of accounting principles used to prepare financial statements and varied experience as to general application of such accounting principles, as well as the internal controls and procedures necessary for financial reporting, garnered from working in their individual fields of endeavour. In addition, each of the members of the Audit Committee have knowledge of the role of an audit committee in the realm of reporting companies from their years of experience as directors of public companies other than our company.

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

ITEM 16C.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table discloses the aggregate fees billed for each of the last two (2) financial years for professional services rendered by our audit firm for various services. “Audit fees” are fees billed by our external auditors for services provided in auditing our annual consolidated financial statements for the subject year.  “Audit-related fees” are fees not included in audit fees that are billed by the auditors for assurance and related services that are reasonably related to the performance of the audit or review of our consolidated financial statements.  “Tax fees” are fees billed by the auditors for professional services rendered for tax compliance, tax advice and tax planning.  “All other fees” are fees billed by the auditors for products and services not included in the foregoing categories.

The fees paid by us to our auditors for each of the last two fiscal years, by category, are as follows:

Financial Year Ending	Audit Fees	Audit Related Fees	Tax Fees	All Other Fees
December 31, 2010	$ 93,000	$ Nil	$ Nil	$ Nil
December 31, 2009	$ 17,000	$ Nil	$ 950	$ 3,000

Audit Committee Policies and Procedures

The audit and review services provided to us by Grant Thornton LLP and ACAL Group, Chartered Accountants in the fiscal years ended December 31, 2010 and December 31, 2009, respectively, were pre-approved by our Audit Committee.  Prior to engaging Grant Thornton LLP and ACAL Group, Chartered Accountants as the case may be, to perform audit and review services, our audit committee reviewed the service to be provided and the fee to be paid by us for such service and assessed the impact of the service on each of the auditor’s independence.

ITEM 16D.

EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.

PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

No purchases of shares or any other units of any class of our equity securities have been made by or on our behalf, or any affiliated purchaser.

ITEM 16F.

CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

By a Notice of Change of Auditor dated February 25, 2011, we advised that our former auditor, ACAL Group, Chartered Accountants, had resigned at our request and effective February 28, 2011, Grant Thornton LLP was appointed as our auditor.  The board of directors approved the appointment of Grant Thornton LLP on February 16, 2011.  By a Notice of Change of Auditor dated October 26, 2009, we advised that our former auditor, DeVisser Gray, had resigned as our auditor effective October 26, 2009 and we concurrently appointed ACAL Group, Chartered Accountants, as our auditor.  Accordingly, Grant Thornton LLP was our independent auditor and examined our consolidated financial statements for the fiscal year ended December 31, 2010.  ACAL Group, Chartered Accountants was our independent auditor and examined our financial statements for the fiscal year ended December 31, 2009.

Neither ACAL Group, Chartered Accountants’ audit report for the fiscal year ended December 31, 2009, nor DeVisser Gray’s audit report for the fiscal year ended December 31, 2008 contained an adverse option or a disclaimer of opinion, or was qualified or modified as to uncertainty, audit scope or accounting principles.  The decision to change auditors was approved by the audit committee.  We have had no disagreements with ACAL Group, Chartered Accountants or DeVisser Gray on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure.

ITEM 16G.

CORPORATE GOVERNANCE

Not applicable.

PART III

ITEM 17.

FINANCIAL STATEMENTS

The consolidated financial statements for the fiscal year ended December 31, 2010, have been prepared in accordance with Canadian GAAP and are presented in Canadian dollars.  There are material measurement differences between United States and Canadian GAAP.  A reconciliation of the financial statements to United States GAAP is set forth in Item 3A. Selected Financial Data herein.

Financial Statements

Auditor's Report dated July 12, 2011.
Consolidated Statements of Operations and Deficit for the years ended December 31, 2010, 2009 and 2008..
Consolidated Statements of Comprehensive (Loss) Income for the years ended December 31, 2010,  2009 and 2008..
Consolidated Balance Sheets at December 31, 2010 and 2009.
Consolidated Statements of Cash Flows for the years ended December 31, 2010, 2009 and 2008.
Notes to Financial Statements for the years ended December 31, 2010.
Management Discussion and Analysis for the year ended December 31, 2010.

ITEM 18.

FINANCIAL STATEMENTS

We elected to provide financial statements pursuant to Item 17.

ITEM 19.

EXHIBITS

Exhibit	Description
1.1 (1)	Memorandum and Articles, as amended
1.2 (2)	Name change certificate from IGN Internet Global Network Inc. to AssistGlobal Technologies Corp.
1.3 (2)	Articles of AssistGlobal Technologies Corp.
1.4 (4)	Name change certificate from AssistGlobal Technologies Corp. to Bassett Ventures Inc.
1.5 (4)	Name change certificate from Bassett Ventures Inc. to RTN Stealth Software Inc.
1.6 (4)	Notice of Articles under the BCBCA dated June 29, 2007
1.7 (4)	Notice of Alteration under Form 11 of the BCBCA, Section 257, dated June 29,2007
1.8 (7)	Name change certificate from Arris Resources Inc. to RTN Stealth Software Inc. dated December 31, 2009
1.9 (7)	Notice of Articles under the BCBCA dated December 21, 2009
1.10 (8)	Certificate of Name Change from RTN Stealth Software Inc. to Quantitative Alpha Trading Inc. dated April 5, 2011
1.11(8)	Notice of Alteration under Form 11 of the BCBCA, Section 257, dated April 5, 2011 with respect to Exhibit 1.10 above.
1.12 (8)	Notice of Articles under the BCBCA dated April 5, 2011 with respect to Exhibit 1.10 above.
1.13 (8)	Notice of Change in Corporate Structure dated April 21, 2011 with respect to Exhibit 1.10 above.

Exhibit	Description
4.1 (2)	Management services agreement between AssistGlobal Technologies Corp. and Varshney Capital Corp. dated August 1, 2003
4.2 (2)	Consulting services agreement between AssistGlobal Technologies Corp. and SNJ Capital Ltd. dated August 1, 2003
4.3 (2)	Quotation Agreement between AssistGlobal Technologies Corp. and Canadian Trading and Quotation System Inc. dated December 3, 2003
4.4 (3)	2004 Stock Option Plan
4.5 (3)	Amendment to Management Services Agreement with Varshney Capital Corp.
4.5 (3)	Amendment to Consulting Services Agreement with SNJ Capital Ltd.
4.6 (4)	New Stock Option Plan adopted as of June 17, 2008
4.7 (6)	Asset Purchase and Sale Agreement dated October 31, 2008 with TJJ Holdings Inc.
4.8 (6)	Purchase Agreement dated May 4, 2009 with Soraje Holdings Inc.
4.9 (6)	Arrangement Agreement dated May 19, 2009 with InCana Investments Inc.
4.10 (7)	Arrangement Agreement dated November 2, 2009 with Arris Holdings Inc., CLI Resources Inc. and QMI Seismic Inc.
4.11 (7)	License Agreement dated January 19, 2010 with Market Guidance Systems Inc.
4.12 (7)	Asset Acquisition Agreement dated May 17, 2010 with Market Guidance Systems Inc.
4.13 (7)	Software Purchase Agreement dated May 17, 2010 with ENAJ Mercantile Corporation.
4.14	Long-term Incentive Option Plan dated February 28, 2011, approved by shareholders March 30, 2011
12.1	Section 302 Certification - Chief Executive Officer
12.2	Section 302 Certification - Chief Financial Officer
12.3	Section 906 Certification - Chief Executive Officer
12.4	Section 906 Certification – Chief Financial Officer
99.1 (9)	Notice of Change of Auditor dated February 28, 2011.
99.2 (9)	Notice from Former Auditor dated February 28, 2011
99.3 (9)	Notice from Successor Auditor dated February 25, 2011.

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

(5)

Incorporated by reference to Form 20-F filed on  June 27, 2008

(6)

Incorporated by reference to Form 20-F filed on June 18, 2009

(7)

Incorporated by reference to Form 20-F filed on July 9, 2010.

(8)

Incorporated by reference to Form 6-K filed on April 5, 2011.

(9)

Incorporated by reference to Form 6-K filed on April 4, 2011.

SIGNATURE

The registrant hereby certifies that it meets all of the requirement for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

DATED: July 15, 2011	QUANTITATIVE ALPHA TRADING INC.
	Per:	/s/ James McGovern
James McGovern Chief Executive Officer

Consolidated

Quantitative Alpha Trading Inc.
(Formerly known as RTN Stealth Software Inc.)

December 31, 2010, 2009 and 2008

(Expressed in Canadian Dollars)

Contents

Page

Independent Auditor’s Report

F-1

Consolidated Statements of Operations and Deficit

F-2

Consolidated Statements of Comprehensive (Loss) Income

F-3

Consolidated Balance Sheets

F-4

Consolidated Statements of Cash Flows

F-5

Notes to the Consolidated Financial Statements

F-6 – F-37

Independent auditor’s report

Grant Thornton LLP

19th Floor, Royal Bank Plaza South Tower

200 Bay Street, Box 55

Toronto, ON

M5J 2P9

T +1 416 366 0100

F +1 416 360 4949

www.GrantThornton.ca

To the Shareholders of Quantitative Alpha Trading Inc. (formerly RTN Stealth Software Inc.)

We have audited the accompanying consolidated financial statements of Quantitative Alpha Trading Inc., which comprise the consolidated balance sheet as at December 31, 2010, and the consolidated statements of operations, deficit, comprehensive (loss) income, and cash flows for the year then ended, and a summary of significant accounting policies and other explanatory information.

Management's responsibility for the financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Canadian generally accepted accounting principles and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We were not engaged to perform an audit of the company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company’s internal control over financial reporting. Accordingly, we express no such opinion.

We believe that the audit evidence we have obtained in our audit is sufficient and appropriate to provide a basis for our audit opinion.

Audit • Tax • Advisory

Grant Thornton LLP. A Canadian Member of Grant Thornton International Ltd

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of Quantitative Alpha Trading Inc. as at December 31, 2010, and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

Other matter

The consolidated financial statements of Quantitative Alpha Trading Inc. for the years ended December 31, 2009 and December 31, 2008 were audited by another auditor who expressed an unmodified opinion on those statements on April 26, 2010 and April 28, 2009.

Emphasis of matter

Without qualifying our opinion, we draw attention to Note 1 in the consolidated financial statements which indicates that the Company has not generated any revenues from operations to date and further losses are anticipated prior to the generation of any profits. These conditions, along with other matters as set forth in Note 1, indicate the existence of a material uncertainty that may cast significant doubt about the Company’s ability to continue as a going concern.

Toronto, Ontario

July 12, 2011

Chartered Accountants

 Licensed Public Accountants

Audit • Tax • Advisory

Grant Thornton LLP. A Canadian Member of Grant Thornton International Ltd

Quantitative Alpha Trading Inc.

(Formerly known as RTN Stealth Software Inc.)

Consolidated Statements of Operations and Deficit

Year Ended December 31	2010	2009	2008

Expenses

Advertising and promotion	$51,672	$2,041	$-
Amortization	12,447	4,480	2,566
Bank charges and interest	64,458	999	25,097
Foreign exchange gain	(108,150)	(548)	(74,821)
Management, consulting and administrative (Note 13)	387,323	112,205	83,931
Office	36,344	3,252	587
Professional fees	157,584	73,491	2,695
Rent (Note 13)	91,961	60,000	45,000
Research and property costs (Note 13)	-	74,169	36,410
Stock-based compensation (Note 11)	1,866,273	47,360	-
Travel	17,521	14,702	6,033
Trust and filing fees	53,152	37,755	14,637
Wages and benefits and directors’ fees (Note 13)	-	9,000	-
	(2,630,585)	(438,906)	(142,135)

Loss before the following:	(2,630,585)	(438,906)	(142,135)

Interest income	2,360	29,528	25,979
Write down of mineral and oil and gas
properties (Note 1)	(1)	(378,426)	-
Write off of receivable	-	-	(1,273)
Write down of investment	-	-	(188,333)
Gain on redemption of short term investments	-	188,333	-

	(2,628,226)	(160,565)	(163,627)

Net loss	$(2,628,226)	$(599,471)	$305,762

Loss per share, basic and diluted	$(0.02)	$(0.01)	$(0.01)

Weighted average number of shares outstanding	115,167,175	74,685,353	43,514,800

Deficit, beginning of year	$(3,018,127)	$(2,418,656)	$(2,112,894)

Increase in retained earnings as a result of the cancellation	504,770	--
of Class A preferred shares (Note 2)

Net loss	(2,628,226)	(599,471)	(305,762)

Deficit, end of year	$(5,141,583)	$(3,018,127)	$(2,418,656)

See accompanying notes to the consolidated financial statements.

Quantitative Alpha Trading Inc.

(Formerly known as RTN Stealth Software Inc. )

Consolidated Statements of Comprehensive (Loss) Income

Year Ended December 31	2010	2009	2008

Net loss	$(2,628,226)	$(599,471)	$(305,762)

Other comprehensive income (Note 6)	-	504,770	-

Total comprehensive loss for the year	$(2,628,226)	$(94,701)	$(305,762)

See accompanying notes to the consolidated financial statements.

Quantitative Alpha Trading Inc.

 (Formerly known as RTN Stealth Software Inc.)

Consolidated Balance Sheets

Year Ended December 31	2010	2009

Assets
Current
Cash and cash equivalents	$174,530	$379,284
Marketable securities (Note 6)	-	1,448,800
Accounts receivable	28,664	242,744
Prepaid expenses (Note 3)	216,135	10,000
	419,329	2,080,828

Equipment (Note 7)	7,884	3,940
Software (Note 3)	8,309,750	-
Prepaid expenses – long term (Note 3)	286,458	-
Mineral properties (Note 8)	-	67,185
Oil and gas property (Note 9)	-	1

	$9,023,421	$2,151,954

Liabilities and Shareholders’ Equity
Current
Accounts payable and accrued liabilities	$115,046	$75,072
Deposit on private placement	250,000	-
Notes payable – current portion (Notes 10 and 17)	358,445	-
	723,491	75,072

Notes payable – long term (Notes 10 and 17)	2,095,476	-
	2,818,967	75,072

Shareholders' Equity
Share capital and warrants (Note 11)	8,939,599	3,919,865
Contributed surplus (Note 11)	2,406,438	670,374
Accumulated other comprehensive income	-	504,770
Deficit	(5,141,583)	(3,018,127)
	6,204,454	2,076,882

	$9,023,421	$2,151,954

Nature of operations and going concern (Note 1)

Measurement uncertainty (Note 4)

Subsequent events (Note 17)

On behalf of the Board of Directors

Director	Director

See accompanying notes to the consolidated financial statements.

Quantitative Alpha Trading Inc.

(Formerly known as RTN Stealth Software Inc.)

Consolidated Statements of Cash Flows

Year Ended December 31	2010	2009	2008

Increase (decrease) in cash and cash equivalents

Operating
Net loss	$(2,628,226)	$(599,471)	$(305,762)
Items not involving cash:
Accrued interest income	-	8,333	(8,333)
Amortization	12,447	4,480	2,566
Stock-based compensation	1,866,273	47,360	-
Accrued interest on notes payable	58,571	-	-
Foreign exchange gain on notes payable	(108,150)	-	-
Write off of receivable		-	1,273
Write down of mineral and oil and gas
properties	1	378,426	-
Write down of investment		-	188,333
Market value adjustment for Available-For-Sale
financial instrument	-	(188,333)	-
	(799,084)	(349,205)	(121,923)
Net changes in non-cash working capital
Accounts receivable	(23,920)	(3,391)	(522)
Prepaid expenses	2,198	8,655	(18,655)
Due to (from) related parties	-	(73,500)	74,941
Accounts payable and accrued liabilities	39,973	72,978	(146,464)
	(780,833)	(344,463)	(212,623)
Investing
Purchase of equipment	(16,391)	(1,163)	(4,170)
Marketable securities	-	(944,030)	-
Mineral property	-	-	(295,612)
Short-term investments	-	500,000	(500,000)
Spinning off of assets to a subsidiary in exchange
for its shares	-	(100,000)	-
	(16,391)	(545,193)	(799,782)
Financing
Common shares issued for cash net of issuance
costs	104,470	1,407,574	347,188
Deposit on private placement	250,000	-	-
Share subscription receivable	238,000	(238,000)	-
	592,470	1,169,574	347,188

(Decrease) Increase in cash and cash equivalents	(204,754)	279,918	(665,217)
Cash and cash equivalents, beginning of year	379,284	99,366	764,583
Cash and cash equivalents, end of year	$174,530	$379,284	$99,366

Supplemental cash flow information (Note 16)

See accompanying notes to the consolidated financial statements.

Quantitative Alpha Trading Inc.

(Formerly known as RTN Stealth Software Inc.

Notes to the Consolidated Financial Statements

December 31, 2010

1.

Nature of operations and going concern

Quantitative Alpha Trading Inc. (formerly known as RTN Stealth Software Inc.) herein after referred to as “Company” or “QAT” is a public company incorporated in the Province of British Columbia, Canada.

On December 21, 2009, the Company changed its name from Arris Resources Inc. to RTN Stealth Software Inc.

Nature of operations

During the year ended December 31, 2010, the Company transferred its interests in five mineral claims in British Columbia, Canada, its agreement with a British Columbia manufacturing company to distribute its earthquake sensor products in India, and its marketable securities to its three subsidiaries to complete the spin-off of its three former subsidiaries as described in Note 2.  During the year, the Company entered into the business of software sales and executed a definitive agreement in January 2010 to acquire an exclusive and perpetual license for security trading software: the Market Navigation, Trade Execution, and Market Timing Software.  The Company subsequently acquired this security trading software in May, 2010 as described in Note 3. Management also decided to abandon its remaining interest ($1) in the oil and gas properties and recorded a write off  $1 in June, 2010. After this series of corporate restructuring and acquisitions, the Company is solely in the business of developing and promoting software for trading purposes.

Going concern

These consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assume that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations.

The ability of the Company to continue to operate as a going concern is dependent upon its ability to ultimately operate its business at a profit. To date, the Company has not generated any revenues from operations and will most likely require additional funds to meet its obligations and the costs of its operations. As a result, further losses are anticipated prior to the generation of any profits.

The Company has addressed short term cash flow requirements through the raising of capital and conversion of notes payable to common shares subsequent to year-end as described in Note 17.  The Company's continued existence is dependent upon its ability to attain profitable operations and obtain financing from its shareholders or external sources as required.  The Company’s future capital requirements will depend on many factors, including the costs of operating the software business. The Company’s anticipated operating losses and increasing working capital requirements may require that it obtain additional capital to continue operations.

Quantitative Alpha Trading Inc.

(Formerly known as RTN Stealth Software Inc.)

Notes to the Consolidated Financial Statements

December 31, 2010

1.

Nature of operations and going concern (continued)

Going concern (continued)

The Company will depend almost exclusively on outside capital. Such outside capital is anticipated to include the sale of additional shares. There can be no assurance that capital will be available as necessary to meet these continuing operating costs or, if the capital is available, that it will be on terms acceptable to the Company. Any issuing of additional equity securities by the Company may result in significant dilution to the equity interests of its current shareholders. Obtaining commercial loans, assuming those loans would be available, will increase the Company’s liabilities and future cash commitments. If the Company is unable to obtain financing in the amounts and on terms deemed acceptable, the business and future success may be adversely affected, thus giving rise to doubt about the Company’s ability to continue as a going concern.

The financial statements do not reflect adjustments to the carrying values of assets, liabilities or reported results should the Company be unable to continue as a going concern.  If the going concern assumption were not appropriate for these financial statements, then adjustments would be necessary to the carrying values of assets and liabilities, the reported expenses and the balance sheet classifications.  Such adjustments would be material.

2.

Corporate restructuring

On November 2, 2009, the Company and its three former wholly owned subsidiaries Arris Holdings Inc. (“AHI”), CLI Resources Inc. (“CLI”) and QMI Seismic Inc. (“QMI”), collectively known as the “Parties”, entered into a plan of arrangement (the “Arrangement Agreement”) whereby the Company  would execute a spin-out transaction of its three former subsidiaries, each becoming a reporting issuer and each acquiring an asset from the Company in exchange for common shares (the “Distributed Shares”) of the respective subsidiary.

The change in corporate structure was effective on January 5, 2010 with the sequence of events as summarized below:

i.

The identifying name of the Company’s Common Shares was altered to Class A Common Shares without par value, being the RTN Class A Common Shares.

ii.

A class consisting of an unlimited number of Common Shares without par value (the “ Common Shares’’) and a class consisting of Class A Preference Shares (the ‘RTN Class A Preferred Share’) was created.

iii.

Each issued RTN Class A Common Share was exchanged for one Common Share and one RTN Class A Preferred Share (with no par value). The RTN Class A Common Shares were then eliminated upon the completion of the Arrangement Agreement.

Quantitative Alpha Trading Inc.

(Formerly known as RTN Stealth Software Inc.)

Notes to the Consolidated Financial Statements

December 31, 2010

2.

Corporate restructuring (continued)

iv.

The Company transferred its interest in five mineral claims in Atlin, British Columbia (the Mineral Properties) to CLI; an agreement with a British Columbia manufacturing company to distribute its earthquake sensor products in India (the “Distribution Agreement”) to QMI; and all of the Company’s marketable securities (the “Equity Portfolio”) to AHI in the consideration for 17,583,372 common shares of each of CLI, QMI, and AHI (collectively known as “Distributed Shares”) issued by the three former subsidiaries respectively.

v.

The Company redeemed the issued RTN Class A Preferred Shares for consideration consisting solely of the Distributed Shares. Each shareholder of record as of the close of business on November 5, 2009, being the share distribution record date, of the Company, has received its pro-rata share of the Distributed Shares.  RTN Class A Preferred Shares were then eliminated upon the completion of the Arrangement Agreement.

The Arrangement Agreement resulted in the transfer of the Mineral Properties, the Distribution Agreement, and the Equity Portfolio (collectively the “Transferred Assets’) from the Company to CLI, QMI, and AHI respectively. The Transferred Assets at carrying value to the Company were as follows:

Carrying value of the Transferred Assets on January 5, 2010
Mineral Properties
Five mineral claims in the areas located near Gladys
Lake Molybdenum occurrences in the Atlin Mining
District, British Columbia	$67,185
Distribution Agreement
Distribution agreement with a British Columbia private
company to distribute its seismic sensors in India	$1

Equity Portfolio	Number of shares	Carrying value of the Transferred Assets on January 5, 2010
Publicly traded common shares
Desert Gold Ventures Inc.	300,000	$240,000
Ona Power Corp.	2,800,000	509,600
Maxtech Ventures Inc.	440,000	228,800

Share purchase warrants of publicly traded shares
Ona Power Corp.	2,800,000	470,400
		$1,448,800

Quantitative Alpha Trading Inc.

(Formerly known as RTN Stealth Software Inc.)

Notes to the Consolidated Financial Statements

December 31, 2010

2.

Corporate restructuring (continued)

Subsequent to the above described transfers, the Company redeemed the RTN Class A Preferred Shares by distributing to the shareholders the controlling interests in the common shares of CLI, QMI, and AHI, on a pro rata basis.  The above described reorganization and redemption of the preference shares is considered a capital transaction and accordingly the Company reclassified the accumulated other comprehensive income of $504,770 recorded in fiscal 2009 to account for the unrealized gain from the appreciation in the market value of the Equity Portfolio from “other comprehensive income” to retained earnings when the Equity Portfolio was transferred to AHI upon the completion of the Arrangement Agreement.

3.

Acquisition of software

On January 19, 2010, the Company executed a definitive agreement with privately owned Market Guidance Systems Inc. (“MGS”) whereby the Company acquired an exclusive and perpetual license to the Market Navigation, Trade Execution and Market Timing Software (the “RTN-Stealth Software”).

As consideration for the above, the Company issued 5,000,000 Class B preferred shares to the shareholders of MGS. In connection with the acquisition, the Company paid a company controlled by a director of the Company a transaction advisory fee of 250,000 Class B Preferred Shares. Each Class B Preferred share is convertible into ten common shares of the Company when the cumulative net revenues derived from the license of the RTN-Stealth Software reach a total of US$20,000,000.

On May 17, 2010, the Company executed two definitive agreements:

a.

The Company acquired the RTN-Stealth Software from MGS (the “MGS transaction”), and

b.

the Company purchased the EMC-ALGO Software Suite from ENAJ Mercantile Corporation (the “ENAJ transaction”).

As part of the MGS transaction, the Company issued 20,000,000 common shares of the Company to MGS shareholders which are escrowed to be released in four equal tranches at 6, 9, 12, and 15 months, and has assumed four promissory notes, in an amount totalling $2,503,500 (Note 10), owed by MGS, as the consideration of the acquisition. In addition, the exclusive and perpetual license to market the RTN-Stealth Software that was acquired in January 2010 was cancelled upon the completion of the acquisition of the RTN-Stealth Software.

The details of the four promissory notes assumed are as follows:

	Due date	Interest rate	Other terms
Four promissory notes with the principal totalling $2,503,500 at May 17, 2010	Principal and interest are due on May 15, 2012	Bank of Canada prime rate + 1% per annum compound annually	Senior to any and all other shareholder loans and shall be paid in full prior to repayment by the Company to any and all other shareholder loans

Quantitative Alpha Trading Inc.

(Formerly known as RTN Stealth Software Inc.)

Notes to the Consolidated Financial Statements

December 31, 2010

3.

Acquisition of software (continued)

As part of the ENAJ transaction, the Company issued 2,500,000 common shares as consideration for the acquisition of the EMC-ALGO Software Suite from ENAJ. The 2,500,000 common shares were issued to ENAJ and are escrowed to be released in four equal tranches at 6, 9, 12, and 15 months.

Details of the two software acquisitions are summarized as follows:

RTN – Stealth Software
Issuance of 20,000,000 common shares of the Company each having a market
value of $0.25 per share on May 17, 2010	$5,000,000
Assumption of four promissory notes	2,503,500
Issuance of 5,250,000 Class B preferred shares on January 19, 2010	150,000
Finders fees of 125,000 common shares of the Company having a market
value of $0.25 per share on May 17, 2010	31,250
7,684,750

EMC – ALGO Software
Issuance of 2,500,000 common shares of the Company each having a
market value of $0.25 per share on May 17, 2010	625,000

$8,309,750

Furthermore, the Company entered into a management agreement with Mr. Michael Boulter, the founder and chief technology officer of ENAJ in exchange for 2,500,000 common shares of the Company as compensation. The management agreement has a three (3) year term and grants the titles of President and Chief Operating Officer of the Company.  The 2,500,000 common shares of the Company are vested in three equal tranches at 12, 24, and 36 months from May 17, 2010.  As a result, the corresponding management fee is deferred and amortized as follows:

Total consideration	$625,000
Expensed in the twelve months ended December 31, 2010	(130,209)
494,791
Less current portion	(208,333)

$286,458

The current portion of the prepaid expenses on the balance sheet include the deferred management fee of $208,333 and other prepaid expenses of $7,802.

Quantitative Alpha Trading Inc.

(Formerly known as RTN Stealth Software Inc.)

Notes to the Consolidated Financial Statements

December 31, 2010

4.

Measurement uncertainty

The Company engaged an independent valuator to assist management in testing the impairment of the software asset.  Despite the fact that an independent valuation was obtained, the recoverability of the software asset of $8,309,750 is dependent on management’s ability to implement its current business plans.  The current business plans includes various assumptions about future cash flows to be derived from using the software.  As a result, the recoverability of the software asset is subject to measurement uncertainty.

5.

Summary of significant accounting policies

(a)

Basis of presentation and principles of consolidation

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).  These consolidated financial statements include the accounts of QAT and its wholly owned subsidiaries: Arris Holdings Inc. (“AHI”), CLI Resources Inc. (“CLI”) and QMI Seismic Inc. (“QMI”) up to the date that the subsidiaries were spun-off as described in Note 2.

All significant inter-company transactions and balances have been eliminated upon consolidation.

(b)

Cash and cash equivalents

Cash and cash equivalents consists of highly liquid instruments with an original maturity of less than 90 days at issuance.

(c)

Financial instruments- recognition and measurement

All financial instruments, including derivatives, are included on the Company’s balance sheet and measured either at fair value or amortized cost. Changes in fair value are recognized in the statements of operations or other comprehensive income, depending on the classification of the related instruments.

All financial assets and liabilities are recognized when the entity becomes a party to the contract creating the asset or liability. All financial instruments are classified into one of the following categories: held for trading, held-to-maturity, loans and receivables, available-for-sale, or other financial liabilities. Initial and subsequent measurement and recognition of changes in the value of financial instruments depends on their initial classification:

•

Held-to-maturity investments, loans and receivables, and other financial liabilities are initially measured at fair value and subsequently measured at amortized cost. Amortization of premiums or discounts and losses due to impairment are included in current period net earnings (loss).

•

Available-for-sale financial assets are measured at fair value. Changes in fair value are included in other comprehensive income (loss) until the gain or loss is realized and then it is recognized in net earnings (loss) or if impairment is determined to be other than temporary.

Quantitative Alpha Trading Inc.

(Formerly known as RTN Stealth Software Inc.)

Notes to the Consolidated Financial Statements

December 31, 2010

5.

Summary of significant accounting policies (continued)

(c)

Financial instruments- recognition and measurement (continued)

•

All derivative financial instruments are measured at fair value. Changes in fair value are included in net earnings (loss) in the period in which they arise.

The Company has classified its financial instruments as follows:

Financial Instrument

Classification

Measurement

Cash and cash equivalents

Held for trading

Fair value

Accounts receivable

Loans and receivables

Amortized cost

Accounts payable and accrued liabilities

Other financial liabilities

Amortized cost

Notes payable

Loans and receivables

Amortized cost

The Company has provided quantitative and qualitative information that it believes will enable users to evaluate the significance of financial instruments on the Company’s financial performance, and the nature and extent of risks arising from financial instruments to which the Company is exposed during the year and at the balance sheet date.  In addition, the Company discloses management’s objectives, policies and procedures for managing these risks.  These disclosures are presented in Note 15.

(d)

Financial instruments - disclosures

CICA Handbook Section 3862, “Financial Instruments – Disclosures” was amended to require disclosure about the inputs used in making fair value measurements, including their classification within a hierarchy that prioritizes their significance.  The three levels of the fair value hierarchy are:

Level 1 –

Unadjusted quoted prices in active markets for identical assets or liabilities

Level 2 –

Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly

Level 3 –

Inputs that are not based on observable market data

The required 3862 disclosures are provided in Note 15.

(e)

Equipment

Equipment is recorded initially at cost and subsequently amortized on a declining-balance basis at an annual rate of 55% for computer equipment, 100% for computer software and 20% for office furniture.

Quantitative Alpha Trading Inc.

(Formerly known as RTN Stealth Software Inc.)

Notes to the Consolidated Financial Statements

December 31, 2010

5.

Summary of significant accounting policies (continued)

(f)

Software

Software is an intangible asset and consists of acquired software initially recorded at fair value.  The software will be amortized on a straight-line basis over 10 years which represents management’s best estimate of useful life.  As of December 31, 2010, the software is not in use and no amortization has been recorded.  The Company evaluates the reasonableness of the estimated useful life on an annual basis.

The Company reviews the carrying value of its intangible assets for impairment or whenever events or circumstances indicate that the carrying value may not be recoverable.  If the carrying value exceeds the amount recoverable, based on undiscounted estimated future cash flows, an impairment charge is recorded in the consolidated statement of operations and is measured as the amount by which the carrying value exceeds its recoverable amount.

(g)

Use of estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting year.  Significant areas requiring the use of management estimates relate to the recoverability of the software, equipment, valuation allowances for future income tax assets and depreciation and amortization.

(h)

Mineral properties

The cost of unproven mineral rights and their related direct exploration costs are deferred until the properties are placed into production, sold or abandoned. These deferred costs will be amortized on the unit-of-production basis following the commencement of production, or written-off if the properties are sold, allowed to lapse or abandoned.

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

Quantitative Alpha Trading Inc.

(Formerly known as RTN Stealth Software Inc.)

Notes to the Consolidated Financial Statements

December 31, 2010

5.

Summary of significant accounting policies (continued)

(i)

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

(j)

Impairment of long-lived assets

Long-lived assets, including mineral property interests, oil and gas properties and plant and equipment, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.  Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset.  If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized in the amount by which the carrying amount of the asset exceeds the fair value of the asset.  Assets to be disposed of are separately presented in the balance sheet and reported at the lower of the carrying amount and the fair value less costs to sell, and are no longer amortized.

(k)

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

Share capital issued for non-monetary consideration is recorded at its fair market value based on its trading price on the Canadian National Stock Exchange on the date the agreement to issue the shares was entered into as determined by the Board of Directors of the Company.

Quantitative Alpha Trading Inc.

(Formerly known as RTN Stealth Software Inc.)

Notes to the Consolidated Financial Statements

December 31, 2010

5.

Summary of significant accounting policies (continued)

(l)

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

(m)

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

(n)

Earnings (loss) per common share

Earnings (loss) per share is calculated based on the weighted average number of common shares issued and outstanding during the year. The company follows the treasury stock method in the calculation of diluted earnings per share for the current year. Under this method, the weighted average number of common shares included the potential net issuance of common shares of “in-the-money” options and warrants assuming the proceeds are used to repurchase common shares at the average market price during the period. The effect of potential issuances of shares under options and warrants would be anti-dilutive if a loss is reported and, therefore basic and diluted loss per share is the same.

(o)

Segment disclosures

The Company operates in a single reportable operating segment, security trading software segment, within the geographic area of Ontario, Canada.

Quantitative Alpha Trading Inc.

(Formerly known as RTN Stealth Software Inc.)

Notes to the Consolidated Financial Statements

December 31, 2010

5.

Summary of significant accounting policies (continued)

(p)

Future accounting policies:

International Financial Reporting Standards ("IFRS")

The Accounting Standards Board (“AcSB”) has announced its decision to replace Canadian generally accepted accounting principles (“Canadian GAAP”) IFRS for all Canadian publicly-listed companies. The AcSB announced that the changeover date will commence for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date for the Company to changeover to IFRS will be January 1, 2010. Therefore, the IFRS adoption will require the restatement for comparative purposes of amounts reported by the Company for the year ending December 31, 2010. The Company has assessed the adoption of IFRS for 2011 and has disclosed its assessment in its Management Discussion and Analysis.

6.

Marketable securities

	As at December 31, 2009
	Cost	Unrealized gain (loss)	Fair value

Dessert Gold Ventures Inc. – common shares	$303,515	$(63,515)	$240,000
Maxtech Ventures Inc. – common shares	220,515	8,285	228,800
Ona Power Corporation – security units	420,000	560,000	980,000

	$944,030	$504,770	$1,448,800

The Company subscribed for 2,800,000 security units of Ona Power Corp. (“Ona”) through a private placement on August 20, 2009. Each security unit consists of one common share and one common share purchase warrant (the “Warrant”). Each Warrant entitles the Company to acquire one common share of Ona at a price of $0.20 per share for a period of two years.

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

On January 5, 2010, the Company transferred of all its marketable securities as described in Note 2.

Quantitative Alpha Trading Inc.

(Formerly known as RTN Stealth Software Inc.)

Notes to the Consolidated Financial Statements

December 31, 2010

7.

Equipment

2010
	Cost	Accumulated Amortization	Net Book Value

Office equipment	$3,414	$2,325	$1,089
Computer equipment	24,120	17,325	6,795
Computer software	10,473	10,473	-
Leasehold improvements	2,522	2,522	-

	$40,529	$32,645	$7,884

2009
	Cost	Accumulated Amortization	Net Book Value

Office equipment	$3,414	$1,922	$1,492
Computer equipment	10,348	8,000	2,348
Computer software	10,073	9,973	100
Leasehold improvements	2,522	2,522	-

	$26,357	$22,417	$3,940

8.

Mineral properties

Moly Project - Atlin, BC

In October 2008, the Company entered into an agreement with TJJ Holdings Inc., whereby TJJ Holdings Inc. agreed to sell to the Company our interest in certain molybdenum mineral claims. Purchased were twenty two mineral claims that covered approximately 15,000 acres near Gladys Lake for $295,612.  On September 9, 2009, the Company utilized its consulting geologists and mining engineers to complete its evaluation of the twenty two mineral claims and determined the feasibility for further development of the claims. As a result, 17 moly claims previously acquired have been allowed to expire and the Company intended to maintain the remaining 5 claims. For the year ended December 31, 2009, the mineral claims were written down to $67,185 accordingly.

Option Agreement in Guinea

 On October 15, 2009, the Company entered into an option agreement, whereby the Company could earn up to an undivided 70% interest in the Forecariah Copper Concession (225 sq. Km).  The Company decided not to proceed further and let the option agreement expires after the technical information in connection with the Concession was further reviewed by management.

On January 5, 2010, the Company transferred all of its mineral properties as described in Note 2.

Quantitative Alpha Trading Inc.

(Formerly known as RTN Stealth Software Inc.)

Notes to the Consolidated Financial Statements

December 31, 2010

9.

Oil and gas property

Alexander Prospect, Alberta

In February 2007, the Company entered into an agreement with Arctos Petroleum Corp. (“Arctos”) whereby Arctos agreed to sell to the Company an interest in the Alexander property in consideration for $150,000.The Company holds a 30% working interest in 64 gross hectares (19.2 Net Ha) of rights in this property which includes the producing Ellerslie/Wabamun oil well at 6-7-57-1W5 and a 40% interest in an oil battery at 3-7-57-1W5. The Company did not contribute towards this project and is in a non-participation penalty position on both the well and battery. As a result, the Company wrote down the investment to $1 for the year ended December 31, 2009. The $1 book value was written off in 2010.

10.

Notes payable

The notes payable represent four promissory notes, in the amount totalling $2,453,921 (US equivalent $2,103,921 and C$350,000) including accrued interest, that were assumed as part of the software acquisition as described in Note 3.  The notes accrue interest at the prime rate, as determined by the Bank of Canada, plus 1% per annum.  The notes are due May 15, 2012 except for $350,000 which is due on demand.  The $350,000 note is also secured by a general security agreement over the assets of the Company.

The notes payable were converted to common shares subsequent to the year end, as described in Note 17.

Quantitative Alpha Trading Inc.

(Formerly known as RTN Stealth Software Inc.)

Notes to the Consolidated Financial Statements

December 31, 2010

11.

Share capital

a)

Authorized and outstanding shares

As at December 31, 2010 the authorized share capital of the Company consisted of the following:

Unlimited number of Common Shares with no par value

5,250,000 Class B non-voting Preferred Shares with no par value

(Each Class B Preferred Share is convertible into ten Common Shares when the cumulative net revenues derived from the license of the RTN-Stealth Software reaches a total of US $ 20,000,000 as described in Note 3).

Common Shares (renamed as Class A Common on January 5, 2010)

	2010		2009
	Number of shares	$	Number of shares	$
Balance, beginning of year	99,416,860	3,919,865	-	-
Issuance of new class of common
Shares -	-	-	75,416,860	2,806,956
Cancellation at January 5, 2010
Arrangement Agreement with
AHI, CLI, QMI (Note 2)	(99,416,860)	(3,919,865)	-	-
Exercise of options	-	-	6,050,000	190,575
Fair value of share options allocated
to shares issued on exercise	-	-	-	45,845
Private placements net of share
issuance costs	-	-	17,500,000	876,489
Shares issued for private placement
finders’ fees	-	-	450,000	-

Balance, end of year	-	-	99,416,860	3,919,865

Quantitative Alpha Trading Inc.

(Formerly known as RTN Stealth Software Inc.)

Notes to the Consolidated Financial Statements

December 31, 2010

11.

Share capital (continued)

Common Shares (created on January 5, 2010)

	2010		2009
	Number of shares	$	Number of shares	$
Balance, beginning of year	-	-	-	-
Issuance on January 5, 2010 –
Arrangement Agreement with AHI, CLI, QMI (Note 2)	99,416,860	2,403,879	-	-
Issuance – acquisition of RTN Stealth Software (Note 3)	20,000,000	5,000,000	-	-
Issuance – management agreement with ENAJ (Note 3)	2,500,000	625,000	-	-
Issuance – acquisition of ENAJ software (Note 3)	2,500,000	625,000	-	-
Private placement net of share issuance costs	321,000	71,028	-	-
Shares issued for ENAJ finders Fees (Note 3)	125,000	31,250	-	-
Balance, end of year	124,862,860	8,756,157	-	-

The Company completed a private placement in October of 2010 and issued a total of 321,000 units at a price of $0.35 per unit for gross proceeds of $112,350.  Cost of issuance totalled $7,880.  Each unit consists of a common share and a common share purchase warrant. Each common share purchase warrant entitles the holder to purchase, up to March 12, 2012, an additional common share at an exercise price of $0.40. The Company issued 16,800 warrants as finder fees for this private placement.

Warrants

	2010		2009
	Number of warrants	Weighted Average Exercise Price	Number of warrants Exercise Price	Weighted Average

		$		$
Balance, beginning of year	-	-	-	-
Grant	-	-	12,500,000	0.04
Exercised	-	-	(12,500,000)	(0.04)
Issuance – private placement	337,800	0.40	-	-
Balance, end of year	337,800	0.40	-

The fair value of the 337,800 common share purchase warrants issued in 2010, have been estimated at $33,442 using the Black Scholes model for pricing options.  The weighted average fair value per warrant of $0.099 was calculated using the following weighted average assumptions:  dividend yield of 0%, expected volatility of 161%, risk-free interest rate of 1.7% and expected life of 2 years.  These warrants entitled the holder to purchase one common share of the Company at a price of $0.40 per share until May 12, 2012.

Quantitative Alpha Trading Inc.

(Formerly known as RTN Stealth Software Inc.)

Notes to the Consolidated Financial Statements

December 31, 2010

11.

Share capital (continued)

Warrants

	Number of warrants Exercise Price	2008 Weighted Average
		$
Balance, beginning of year	30,250,000	0.03
Expired/Cancelled/consolidated	(4,000,000)	(0.16)
Exercised	(26,250,000)	(0.01)
Balance, end of year	-	-

Class A Preferred Shares (created on January 5, 2010)

	2010		2009
	Number of shares	$	Number of shares	$
Balance, beginning of year	-	-	-	-
Issuance – Arrangement Agreement (Note 2)	99,416,860	1,515,986	-	-
Redemption– Arrangement Agreement (Note 2)	(99,416,860)	(1,515,986)	-	-
Balance, end of year	-	-	-	-

The Class A Preference shares were redeemed on January 5, 2010.

Class B Preferred Shares (created on January 19, 2010)

	2010		2009
	Number of shares	$	Number of shares	$
Balance, beginning of year	-	-	-	-
Issuance – acquisition of RTN Stealth Software (Note 3)	5,250,000	150,000	-	-
Balance, end of year	5,250,000	150,000	-	-

Quantitative Alpha Trading Inc.

(Formerly known as RTN Stealth Software Inc.)

Notes to the Consolidated Financial Statements

December 31, 2010

11.

Share capital (continued)

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

i)

On May 21, 2009, the Company registered the Arrangement Agreement with the Supreme Court of British Columbia.  Pursuant to the registered Arrangement Agreement, the following transactions occurred in chronological sequence:

1)

The Company transferred $100,000 in cash and assigned the Property Contract to Incana in exchange for 15,043,372 Incana Shares (the “Distributed Incana Shares”).

2)

The Company changed its authorized share capital by:

•

altering the identifying name of the then existing common shares to class A common shares without par value, being the “Arris Resources Class A Shares”;

•

creating a class consisting of an unlimited number of common shares without par value being the “Common Shares”, and

•

creating a class consisting of an unlimited number of Class A preferred shares without par value, being the “Arris Resources Class A Preferred Shares”.

3)

Each issued Arris Resources Class A Shares were exchanged for one Common Share and one Arris Resources Class A Preferred Shares.

4)

The Company then redeemed the issued Arris Resources Class A Preferred Shares for consideration consisting solely of the Distributed Incana Shares such that each holder of Arris Resources Class A Preferred Shares will receive that number of Incana Shares that is equal to the number of Arris Resources Class A Preferred Shares.

Quantitative Alpha Trading Inc.

(Formerly known as RTN Stealth Software Inc.)

Notes to the Consolidated Financial Statements

December 31, 2010

11.

Share capital (continued)

The continuity of the issued and outstanding shares of the Company as at December 31, 2010 is as follows:

Issued and outstanding:

Arris Resources Class A Common Shares

	2009		2008
	Number of shares	$	Number of shares	$
Balance, beginning of year	62,716,860	2,563,490	36,466,840	2,216,302
Exercise of options	200,000	6,451	-	-
Fair value of share options allocated to shares issued on exercise	-	1,515	-	-
Exercise of warrants	-	335,500	12,500,000	347,188
Treasury order	-	-	20	-
Cancellation of Class A Common	(75,416,860)	(2,906,956)	-	-
Balance, end of year	-	-	62,716,860	2,563,490

Arris Resources Class A Preferred Shares

	2009		2008
	Number of shares	$	Number of shares	$
Balance, beginning of year	-	-	-	-
Issuance of new class of preferred shares	75,416,860	100,000	-	-
Redemption of new class of preferred shares	(75,416,860)	(100,000)	-	-
Balance, end of year	-	-	-	-

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

Quantitative Alpha Trading Inc.

(Formerly known as RTN Stealth Software Inc.)

Notes to the Consolidated Financial Statements

December 31, 2010

11.

Share capital (continued)

b)

Stock options

RTN has an incentive stock option plan authorizing the Company to issue incentive stock options to directors, officers, employees and consultants of the Company.  No specific vesting terms are required.  The option price shall not be less than the fair market value of the Company’s common shares on the grant date.

In 2010, the Company awarded its directors, officers, employees and consultants a total of 5,650,000 stock options at an exercise price of $0.32 with the expiry date of February 24, 2015.  The fair value of each option at the date of grant was estimated at $0.31/option by using the Black-Scholes option pricing model with the following assumptions:

Risk free interest rate	3.25%
Expected life	5 years
Volatility	232%
Expected dividends	nil

The 5,650,000 granted options had a fair value of $1,736,064 at the grant date and all the granted options were vested immediately on issuance. As a result, the Company recognized $1,736,064 in stock-based compensation expense and credited to contributed surplus to account for the vesting of the options.  Subsequent to year-end 2,600,000 stock options expired.

In 2009, the Company awarded its directors, officers, employees and consultants a total of 6,250,000 stock options that were exercised during the year.  The fair value of each option at the date of grant was estimated at $0.01/option by using the Black-Scholes option pricing model with the following assumptions:

Risk free interest rate	1.6%
Expected life	5 years
Volatility	258%
Expected dividends	nil

The continuity of the outstanding stock options of the Company is as follows:

	Number of outstanding option	Weighted average exercise price
Balance, December 31, 2008	-	-
Granted	6,250,000	0.04
Exercised	(6,250,000)	(0.04)
Balance, December 31, 2009	-	-
Granted	5,650,000	0.32

Balance, December 31, 2010	5,650,000	0.32

Quantitative Alpha Trading Inc.

(Formerly known as RTN Stealth Software Inc.)

Notes to the Consolidated Financial Statements

December 31, 2010

11.

Share capital (continued)

c)

Contributed surplus

The continuity of the contributed surplus is as follows:

Balance, December 31, 2008 and 2007	$670,374
Stock options granted	47,360
Stock options exercised	(47,360)

Balance, December 31, 2009	670,374
Stock options granted	1,736,064

Balance, December 31, 2010	$2,406,438

12.

Income taxes

A reconciliation of income taxes at statutory rates is as follows:

	2010	2009	2008

Net loss before income taxes	$(2,628,226)	$(599,471)	$(305,762)

Expected income tax recovery at 28.5% (2009 – 30%)	(749,044)	(179,841)	(94,786)
Change in substantively enacted rates	11,738	-	-
Net adjustment for non-deductible amounts	493,032	66,261	56,989
Changes in valuation allowance	244,274	113,580	37,797

Total income taxes	$-	$-	$-

The significant components of the Company’s future income tax assets are as follows:

	2010	2009	2008

Future income tax assets:
Equipment tax base in excess of carrying value	$16,000	$11,159	$10,440
Non-capital loss carry forwards and share issue costs	519,125	344,017	233,078
Oil and gas and mineral properties	-	87,106	(7,800)
Marketable securities and investment taxable temporary
difference	-	(151,431)	48,967
	535,125	290,851	284,685
Valuation allowance	(535,125)	(290,851)	(284,685)

Net future tax assets	$-	$-	$-

Quantitative Alpha Trading Inc.

(Formerly known as RTN Stealth Software Inc.)

Notes to the Consolidated Financial Statements

December 31, 2010

12.

Income taxes (continued)

The Company has accumulated non-capital losses of $1,992,797 which expire as follows:

2014	$275,873
2015	159,848
2026	110,450
2027	28,576
2028	114,863
2029	404,898
2030	898,289
$1,992,797

13.

Related party transactions

All transactions with related parties have occurred in the normal course of operations and in management’s opinion have been transacted on a basis consistent with those involving unrelated parties, and accordingly that they are measured at fair value.

•

During the year ended December 31, 2010, a company controlled by the former President charged the Company $26,000 (2009 - $61,750) in consulting and administrative fees and $27,500 (2009 - $60,000, 2008 - $45,000) in rental expenses.  Another Company controlled by the former President of Arris Resources also charged the Company $nil (2009 - $50,000) in property research charges. As of December 31, 2010 the Company owes $nil for these expenses (2009 – nil; 2008 - $52,500)

•

During the year ended December 31, 2010, two companies related to a former director charged the Company $nil (2009 - $45,000) management fees and $nil (2009 - $48,229) finders’ fees as share issuance costs respectively.

•

During the year ended December 31, 2010, a director of the company and chief programmer has charged the Company $122,000 in consulting fees.

Quantitative Alpha Trading Inc.

(Formerly known as RTN Stealth Software Inc.)

Notes to the Consolidated Financial Statements

December 31, 2010

14.

Capital management

The Company's primary objectives when managing capital are to safeguard the Company's ability to continue as a going concern, so that it can continue to provide returns for shareholders, and to have sufficient liquidity available to fund suitable business opportunities as they arise.

The capital of the Company consists of shareholders' equity and debt obligations, net of cash and cash equivalents.  The Company manages its capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets.  In order to maintain or adjust the capital structure, the Company may issue equity, sell assets, or return capital to shareholders as well as issue or repay debt.

The Company has not attained profitable operations and as a result has relied on the equity markets to fund its activities.

In order to facilitate the management of its capital requirements, management reviews the requirement on an ongoing and regular basis and believes that this approach, given the relative small size of the Company, is reasonable.

As described in Notes 1, 2 and 3 the Company changed its operations to the business of developing and promoting software for trading purposes, acquired software, issued shares and obtained new management.  As a result, the capital structure and capital management of the Company have been altered accordingly.

15.

Financial risk management

a)

Carrying amounts and fair values of financial instruments

Financial instruments disclosures require the Company to provide information about: a) the significance of financial instruments to the Company’s financial position and performance and, b) the nature and extent of risks arising from financial instruments to which the Company is exposed during the period and at the balance sheet date, and how the Company manages those risks.

Quantitative Alpha Trading Inc.

(Formerly known as RTN Stealth Software Inc.)

Notes to the Consolidated Financial Statements

December 31, 2010

15.

Financial risk management (continued)

Financial instruments – Fair values

Following is a table which sets out the fair values of recognized financial instruments using the valuation methods and assumptions described below:

	2010		2009
	Carrying Value	Fair Value	Carrying Value	Fair Value
Financial assets
Cash and cash equivalents	$174,530	$174,530	$379,284	$379,284
Accounts receivable	28,664	28,664	242,744	242,744
Marketable securities	-	-	1,448,800	1,448,800

Financial liabilities
Accounts payables and accrued
liabilities	115,046	115,046	75,072	75,072
Deposit on private placement	250,000	250,000	-	-

The carrying value of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities and the deposit on private placement approximate their fair value due to the short term nature of these instruments.

The fair value of the notes payable is not readily determinable with sufficient reliability due to the uncertainty around the maturities and the future cash flows associated with the promissory note.  As described in Note 17, subsequent to year end, the notes payable were converted to common shares.

The fair value hierarchy for financial instruments measured at fair value is Level 1 for cash and cash equivalents and marketable securities.  The Company does not have Level 2 or Level 3 inputs (Note 5).

Quantitative Alpha Trading Inc.

(Formerly known as RTN Stealth Software Inc.)

Notes to the Consolidated Financial Statements

December 31, 2010

15.

Financial risk management (continued)

b)

Financial instrument risk exposure and risk management

The Company is exposed in varying degrees of financial instrument related risks. The Board approves and monitors the risk management processes, including treasury policies, counterparty limits, controlling and reporting structures.  The types of risk exposure and the way in which such exposure is managed are provided as follows:

1)

Credit risk

The Company is exposed to credit risk with respect to its cash and cash equivalents and accounts receivable. Accounts receivable are primarily amounts owing from government agencies.

The Company estimates its maximum exposure to be the carrying value of the cash and cash equivalents, and accounts receivable.

The Company manages credit risk by maintaining bank accounts with Schedule 1 Canadian banks and investing only in Guaranteed Investment Certificates.  The Company’s cash is not subject to any external limitations.

2)

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.  The Company manages liquidity by maintaining sufficient cash balances.

The following are the principal contractual maturities of financial liabilities:

As at December 31, 2010	Contractual Obligations	2011	2012	2013	Over 3 years

Accounts payable and
accrued liabilities	$115,046	$115,046	$-	$-	$-
Deposit on private placement	250,000	250,000		-	-
Notes payable	2,453,921	358,445	2,095,476	-	-

Total liabilities	$2,818,967	$723,491	$2,095,476	$-	$-

As at December 31, 2009	Contractual Obligations	2010	2011	2012	Over 3 years

Accounts payable and
accrued liabilities	$75,072	$75,072	$-	$-	$-

Total liabilities	$75,072	$75,072	$-	$-	$-

Quantitative Alpha Trading Inc.

(Formerly known as RTN Stealth Software Inc.)

Notes to the Consolidated Financial Statements

December 31, 2010

15.

Financial risk management (continued)

3)

Market risk

Foreign exchange risk

The Company’s foreign currency transactions make it subject to foreign currency fluctuations and inflationary pressures which may adversely affect the Company’s financial position, results of operations, and cash flows. The Company is affected by changes in exchange rates between the Canadian Dollar and US Dollar. During the fiscal year 2010, the Company attempted to transact its business predominantly in Canadian Dollars to mitigate the foreign exchange risk.

As at December 31, 2010 the financial assets and liabilities of the Company are all held in Canadian dollars except for the notes payable balance as described in Note 10.

If the US dollar had increased or decreased against the Canadian dollar by 5%, the net loss and deficit would have increased or decreased by $106,000.

4)

Interest rate risk

Interest rate risk consists of two components:

i.

To the extent that payments made or received on the Company’s monetary assets and liabilities are affected by changes in the prevailing market interest rate, the Company is exposed to interest rate cash flow risk.

ii.

To the extent that changes in prevailing market interest rates differs from the interest rates attached to the Company’s monetary assets and liabilities, the Company is exposed to interest rate price risk.

The Company is exposed to interest rate risk on its floating rate notes payable as described in Note 10.

If interest rates had increased or decreased by 1%, the net loss and deficit would have increased or decreased by $15,000.

Quantitative Alpha Trading Inc.

(Formerly known as RTN Stealth Software Inc.)

Notes to the Consolidated Financial Statements

December 31, 2010

16.

Supplemental cash flow information

	2010	2009	2008

Cash received from interest	$-	$29,528	$17,647

Non-cash transactions:
Common share issued for the acquisition of software (Note 3)	$5,806,250	$-	$-

Common shares issued for management agreement (Note 3)	$625,000	$-	$-

Shares distributed as part of corporate restructuring (Note 2)	$1,515,986	$-	$-

Fair value adjustment of marketable securities	$-	$504,770	$-

Fair value of stock options exercised allocated
to share capital	$-	$47,360	$-

Broker shares issued as finders’ fees	$-	$54,000	$-

Redemption of preferred shares by disposing
of a subsidiary’s shares	$-	$100,000	$-

Quantitative Alpha Trading Inc.

(Formerly known as RTN Stealth Software Inc.)

Notes to the Consolidated Financial Statements

December 31, 2010

17.

Subsequent events

i.

On January 19, 2011, the Company completed a non-brokered private placement for gross proceeds to the Company of approximately $500,000. Pursuant to the private placement, the Company issued 9,523,809 units at a purchase price of $0.0525 per unit. Each unit consists of one common share of the Company and four common share purchase warrants. Each whole warrant entitles its holder to purchase one additional Common Share at an exercise price of $0.0525.  These warrants were exercised prior to their expiry on March 31, 2011 resulting in additional gross proceeds to the Company of approximately $2,000,000.

ii.

Following the Company’s annual general meeting on March 31, 2011, the following subsequent events occurred:

•

In order to position itself for an improved and upgraded listing profile over the coming months, the Company has approved its continuance from British Columbia into Ontario as its governing jurisdiction, has adopted comprehensive new general bylaws and has changed its name to Quantitative Alpha Trading Inc.

•

In order to simplify and streamline its capital structure, the shareholders have authorized the early conversion of 5,250,000 special Class B preferred Shares into 52,500,000 common shares, thereby ensuring that all of its issued and outstanding equity is represented by voting common shares. In addition, the Company has streamlined and normalized its capital structure by eliminating all special classes of shares in favour of common shares with only one authorized class of preferred shares.

•

In full and final satisfaction of the principal and interest owing under the notes payable, the Company has issued 47,370,100 common shares.

iii.

On April 1, 2011, the Company announced the granting of 30,639,581 stock options of common shares to members of the Board, management and senior consultants.  The options granted are equal to 11.25% of the issued and outstanding common shares of the Company.

Quantitative Alpha Trading Inc.

(Formerly known as RTN Stealth Software Inc.)

Notes to the Consolidated Financial Statements

December 31, 2010

18.

Differences between Canadian and United States Generally Accepted Accounting Principles (US GAAP)

The Company's consolidated financial statements have been prepared in accordance with Canadian GAAP.  Material variations in the accounting principles, practices and methods used in preparing these financial statements from principles, practices and methods accepted in the United States ("U.S. GAAP"), and that impact financial statement line items, are described below.

Mineral property interest and deferred exploration costs

Under Canadian GAAP, costs to acquire property rights and related exploration costs incurred on those properties may be deferred and subsequently carried at cost prior to the Company having obtained the necessary data to complete a positive feasibility study, including the preparation of a cash flow projection in respect to the recoverability of those costs.  Accordingly, while the Company's projects remain at a pre-feasibility stage of development, management has elected under Canadian GAAP to defer all costs incurred on them until a property is abandoned, sold, or upon management determining that there is an impairment in value.  Under U.S. GAAP, prior to the point in time that a positive feasibilility report has been completed in respect to a property, such costs must be expensed as incurred.

Quantitative Alpha Trading Inc.

(Formerly known as RTN Stealth Software Inc.)

Notes to the Consolidated Financial Statements

December 31, 2010

18.

Differences between Canadian and United States Generally Accepted Accounting Principles (US GAAP) (continued)

Accumulated unproven mineral rights were distributed to the shareholders as described in note 2.  As this distribution is a capital transaction, the related gain on distribution will be a direct charge to deficit which eliminates the accumulated differences between Canadian and US GAAP.

Recently Issued Accounting Pronouncements

In April 2009, the FASB issued ASC 825-10-65, formerly FASB Staff Position FAS 107-1 and APB 28-1, “Interim Disclosures about Fair Value of Financial Instruments” (“FSP 107-1”), which increases the frequency of fair value disclosures to a quarterly basis instead of an annual basis. The guidance relates to fair value disclosures for any financial instruments that are not currently reflected on the balance sheet at fair value. The adoption of ASC 820-10-65 did not have a material effect on the Company's consolidated financial statements.

In June 2009, the FASB amended the guidance included in ASC 810 on transfers of financial assets in order to address practice issues highlighted most recently by events related to the economic downturn. The amendments include: (1) eliminating the qualifying special-purpose entity concept, (2) a new unit of account definition that must be met for transfers of portions of financial assets to be eligible for sale accounting, (3) clarifications and changes to the de-recognition criteria for a transfer to be accounted for as a sale, (4) a change to the amount of recognized gain or loss on a transfer of financial assets accounted for as a sale when beneficial interests are received by the transferor, and (5) extensive new disclosures. The adoption of this amendment did not have a material impact on the Company’s consolidated financial statements.

Quantitative Alpha Trading Inc.

(Formerly known as RTN Stealth Software Inc.)

Notes to the Consolidated Financial Statements

December 31, 2010

18.

Differences between Canadian and United States Generally Accepted Accounting Principles (US GAAP) (continued)

In June 2009, the FASB amended the consolidation guidance for variable-interest entities included in ASC 810. The amendment was issued in response to perceived shortcomings in the consolidation model that were highlighted by recent market events, including concerns about the ability to structure transactions under the current guidance to avoid consolidation, balanced with the need for more relevant, timely, and reliable information about an enterprise’s involvement in a variable interest entity. The amendments include: (1) the elimination of the exemption for qualifying special purpose entities, (2) a new approach for determining who should consolidate a variable-interest entity, and (3) changes to when it is necessary to reassess who should consolidate a variable-interest entity. The adoption of this amendment did not have a material impact on the Company’s consolidated financial statements.

In June 2009, the FASB issued new guidance, which is now a part of ASC 860-10 (formerly SFAS Statement No 166), to improve the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial statements about a transfer of financial assets; the effects of a transfer on its financial position, financial performance, and cash flows; and a transferor’s continuing involvement, if any, in transferred financial assets. The FASB undertook this project to address (1) practices that have developed since the issuance of FASB Statement No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities” (which is now a part of ASC 860-10), that are not consistent with the original intent and key requirements of that Statement and (2) concerns of financial statement users that many of the financial assets (and related obligations) that have been derecognized should continue to be reported in the financial statements of transferors. This new guidance was effective for fiscal years beginning after November 15, 2009 and did not have a material impact on the Company’s consolidated financial statements.

In June 2009, the FASB issued new guidance which is now part of ASC 810-10 (formerly SFAS Statement No. 167), to improve financial reporting by enterprises involved with variable interest entities. The FASB undertook this project to address (1) the effects on certain provisions of FASB Interpretation No. 46 (revised December 2003), “Consolidation of Variable Interest Entities” (which is now part of ASC 810-10), as a result of the elimination of the qualifying special-purpose entity, and (2) constituent concerns about the application of certain key provisions of ASC 810-10, including those in which the accounting and disclosures under ASC 810-10 do not always provide timely and useful information about an enterprise’s involvement in a variable interest entity. This new guidance is effective as of the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period, and for interim and annual reporting periods thereafter. This new guidance did not have a material impact on the Company’s consolidated financial statements.

Quantitative Alpha Trading Inc.

(Formerly known as RTN Stealth Software Inc.)

Notes to the Consolidated Financial Statements

December 31, 2010

18.

Differences between Canadian and United States Generally Accepted Accounting Principles (US GAAP) (continued)

In March 2010, the FASB issued ASU 2010-11, “Scope Exception Related to embedded Credit Derivatives” (ASC 815). This statement clarifies that certain embedded derivatives, such as those contained in certain securitizations, collateralized debt obligations and structured notes, should be considered embedded credit derivatives subject to potential bifurcation and separated fair value accounting. This statement allows any beneficial interest issued by a securitization vehicle to be accounted for under the fair value option at transition. This new accounting guidance became effective on July 1, 2010. This new accounting guidance did not have a material impact on the Company’s consolidated financial statements.

In September 2009, the FASB reached a consensus on ASU 2009-13, “Revenue Recognition” (“ASC 605”), “Multiple-Deliverable Revenue Arrangements” (“ASU 2009-13”), and ASU 2009-14 “Software” (“ASC 985”), “Certain Revenue Arrangements That Include Software Elements” (“ASU 2009-14”). ASU 2009-13 modifies the requirements that must be met for an entity to recognize revenue from the sale of a delivered item that is part of a multiple-element arrangement when other items have not yet been delivered. ASU 2009-13 eliminates the requirement that all undelivered elements must have either: (i) VSOE or (ii) third-party evidence, or TPE, before an entity can recognize the portion of an overall arrangement consideration that is attributable to items that already have been delivered. In the absence of VSOE or TPE of the standalone selling price for one or more delivered or undelivered elements in a multiple-element arrangement, entities will be required to estimate the selling prices of those elements. Overall arrangement consideration will be allocated to each element (both delivered and undelivered items) based on their relative selling prices, regardless of whether those selling prices are evidenced by VSOE or TPE or are based on  the entity’s estimated selling price. The residual method of allocating arrangement consideration has been eliminated. ASU 2009-14 modifies the software revenue recognition guidance to exclude from its scope tangible products that contain both software and non-software components that function together to deliver a product’s essential functionality. These new updates are effective for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. Early adoption is permitted. The Company early adopted these ASU’s to maintain consistency with the Company’s CDN GAAP revenue recognition policies. The adoption of these policies did not have a material impact on the Company’s consolidated financial statements.